Form 20-F
period 2011-12-31
Qihoo 360 Technology Co Ltd
filed 2012-04-19
CIK 1508913

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-35109

Qihoo 360 Technology Co. Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Block 1, Area D, Huitong Times Plaza No. 71 Jianguo Road, Chaoyang District Beijing 100025, People’s Republic of China
(Address of principal executive offices)

Alex Zuoli Xu, Chief Financial Officer

Block 1, Area D, Huitong Times Plaza

No. 71 Jianguo Road, Chaoyang District

Beijing 100025, People’s Republic of China

Tel: (+86-10) 5878-1000

Fax: (+86-10) 5878-1001

E-mail: ir@360.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, every two	New York Stock Exchange
representing three Class A ordinary shares, par
value $0.001 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

109,392,815 Class A ordinary shares and 69,636,436 Class B ordinary shares, par value $0.001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

•                                          “We,” “us,” “our,” and “our company” refer to Qihoo 360 Technology Co. Ltd., its subsidiaries and consolidated entities, collectively;

•                                          “Qihoo 360” refers to Qihoo 360 Technology Co. Ltd.;

•                                          “Qizhi Software” refers to Qizhi Software (Beijing) Co., Ltd.;

•                                          “Shares” or “ordinary shares” refers to our ordinary shares, including Class A and Class B ordinary shares, par value $0.001 per share.

•                                          “ADSs” refers to our American depositary shares, every two of which represents three Class A ordinary shares;

•                                          “ADRs” refers to the American depository receipts, which, if issued, evidence our ADSs;

•                                          “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau;

•                                          “RMB” or “Renminbi” refers to the legal currency of China, and “$” or “U.S. dollars” refers to the legal currency of the United States; and

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2939 to $1.00, the noon buying rate in effect on December 30, 2011 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On April 13, 2012, the noon buying rate was RMB6.3022 to $1.00.

We completed an initial public offering of 13,927,420 ADSs on April 4, 2011. On March 30, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “QIHU.”

PART I

Item 1.                    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.                    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.                    KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statements of operations data for the year ended December 31, 2008 and our consolidated balance sheets as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report.

We have omitted financial information as of and for the year ended December 31, 2007 because such information is not available on a basis that is consistent with the consolidated financial information included in this annual report and cannot be prepared in accordance with U.S. GAAP without unreasonable effort or expense. Furthermore, we believe that the omission of such financial information would not have a material impact on a reader’s understanding of our financial results and condition and related trends.

	Year Ended December 31,
	2008	2009	2010	2011
	($ in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Internet services	5,795	16,010	53,790	166,961
Sale of third party anti-virus software	11,100	16,292	3,875	890
Total revenues	16,895	32,302	57,665	167,851
Cost of revenues:
Internet services	1,147	1,790	5,566	18,680
Sale of third party anti-virus software	7,073	6,600	1,185	238
Total cost of revenues	8,220	8,390	6,751	18,918
Subsidy income	—	—	266	151
Operating expenses:
Selling and marketing	2,732	6,256	12,603	46,836
General and administrative	1,645	2,531	5,051	19,054
Product development(1)	7,283	10,664	24,505	65,049
Total operating expenses	11,660	19,451	42,159	130,939
(Loss) income from operations	(2,985)	4,461	9,021	18,145
Interest income	616	281	415	2,594
Interest expense	(32)	(169)	(98)	(53)
Other expense	(164)	—	(60)	(3)
Exchange (loss) gain	(360)	28	(267)	6,294
Impairment loss on long-term investments	—	—	—	(902)
Change in unrealized holding loss of trading securities	—	—	—	(220)
(Loss) income before income tax benefit (expense) and loss from equity method investments	(2,925)	4,601	9,011	25,855
Income tax benefit (expense)	179	(412)	(463)	(10,874)
Loss from equity method investments	—	—	(57)	(437)
Net (loss) income	(2,746)	4,189	8,491	14,544
Less: Net loss attributable to noncontrolling interest	—	—	17	1,059
Net (loss) income attributable to Qihoo 360 Technology Co. Ltd.	(2,746)	4,189	8,508	15,603

(1) We changed the “research and development expenses” to “product development expenses” in the statements of operations. This is mainly because our business has been growing rapidly and along with the development of new products, we have devoted more resources to strengthening our existing products. As such, we believe that “product development expenses” will better reflect the nature of such expenses.

	Year Ended December 31,
	2008	2009	2010	2011
Net (loss) income attributable to ordinary shareholders of Qihoo 360 Technology Co. Ltd.	(4,811)	2,124	5,465	14,832
Net (loss) income per ordinary share—basic	(0.07)	0.03	0.05	0.10
Net (loss) income per ordinary share—diluted	(0.07)	0.03	0.05	0.09
Weighted average shares used in calculating net income per ordinary share—basic	48,969,589	51,780,932	55,568,041	137,775,752
Weighted average shares used in calculating net income per ordinary share—diluted	65,339,960	65,339,960	71,350,571	172,992,515

	As of December 31,
	2008	2009	2010	2011
		($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	23,262	28,144	60,505	343,731
Total assets	33,943	49,589	87,808	423,958
Total current liabilities	1,987	8,489	13,924	46,560
Total liabilities	4,948	10,935	14,886	52,466
Capital stock	65	65	72	179
Total (deficit) equity	(16,175)	(8,581)	2,722	371,492

B.                                     Capitalization and Indebtedness

Not Applicable.

C.                                     Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Risks Related to Our Business

If we fail to continue to innovate and provide attractive products and services to attract and retain users, the effectiveness of our cloud-based security technology may be adversely affected and we may lose users and customers for our revenue generating services.

Our success depends on our ability to continue to provide attractive products and services that enable users to have a secure and high-quality Internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in product development to enhance our Internet security technology, improve our existing products and services, introduce additional high-quality products and services and enhance user experience. We may not be able to expand our user base if our products and services do not meet the needs of our users or are not effectively or timely brought to market. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, our user base may not increase at the expected rate, if at all, or even decrease. The effectiveness of our cloud-based security technology increases with the size of our user cloud. If we fail to innovate and provide attractive products and services to attract and retain users, the effectiveness of our cloud-based security technology may be adversely affected. Users may not choose to use our Internet security products and Internet value-added services if our technology is ineffective, and customers may no longer choose our platform to deliver online advertising if our user base does not grow. As Internet security technology continues to develop, our competitors may be able to offer Internet security products and services that are, or are perceived to be, substantially similar to or better than our own. This may force us to expend significant resources in order to remain competitive.

If we fail to keep up with rapid changes in technologies and Internet-enabled devices, our business may be adversely affected.

The Internet industry is characterized by rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in Internet-enabled devices resulting from technological development may also adversely affect our business. For example, the number of people accessing the Internet through devices other than personal computers, including mobile phones and other hand-held devices, has increased in recent years. In 2009, we began to offer mobile security products and services in response to this market trend. In September 2011, we launched a full suite of mobile browsers supporting iPads and Android based tablets and smart phones.   However, if we are slow to develop products and services that are compatible with mobile devices, or if the products and services we develop are not widely accepted and used by mobile device users, we may not be able to capture a significant share of this increasingly important market. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

If we fail to leverage our user base to increase our revenues, our results of operations and growth prospects could be harmed.

We generate revenues primarily through online advertising and Internet value-added services, such as the offering of web games, remote technical support and other Internet value-added services. The attractiveness of our online advertising and Internet value-added services largely depends on our ability to maintain and expand our user base, which in turn requires us to continuously invest significant resources in providing Internet and mobile security products and services that retain and attract users. We plan to make significant investments in developing and offering Internet products and services. However, we cannot assure you that our investments will maintain or expand our user base or that our user base will successfully drive our revenue growth. If we fail to leverage our user base to promote web games or other Internet value-added services or to attract paying advertising customers, our business, results of operations and growth prospects could be seriously harmed.

We generate a substantial and fast-growing portion of our revenues from online advertising. If we fail to retain existing customers or attract new customers for our online advertising services, our business, results of operations and growth prospects could be seriously harmed.

In the three years ended December 31, 2009, 2010 and 2011, online advertising services accounted for 43.1%, 67.3% and 73.3% of our total revenues, respectively. Our online advertising customers include, among others, third-party websites who pay us for displaying their links on our 360 Personal Start-up Page and other platform products, and search engines who pay us fees for generating search queries from our 360 browsers and 360 Personal Start-up Page. Our online advertising customers may not continue to do business with us if their investments do not generate sales leads and ultimately customers. If we fail to retain existing customers or attract new customers for our online advertising services, our business, results of operations and growth prospects could be seriously harmed.

Legal proceedings or allegations of impropriety against us or our management could have a material adverse impact on our reputation, results of operation, financial condition and liquidity.

From time to time, we have been, and may be in the future, subject to lawsuits or allegations brought by our competitors, individuals or other entities against us or our management, including claims of unfair, unethical, fraudulent or otherwise inappropriate business practices. Certain key members of our management team have also been in the past alleged to have committed wrongdoings in their current and/or prior business affiliations.  Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong doing by any key member of our management team could harm our reputation and user base and distract our management from day-to-day operations of our company. We are currently involved in several lawsuits in PRC courts where our competitors instituted proceedings or asserted counterclaims against us or we instituted proceedings or asserted counterclaims against our competitors relating to anti-trust issues, unfair competition and defamation. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” We cannot assure you that we or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. In 2009, 2010 and 2011, we did not record any contingent liabilities relating to pending litigation. However, when we record or revise our estimates of contingent liabilities in the future, the amount of our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against our competitors may not be successful or favorable to us. These litigations and allegations may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and the number of our paying customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s and the board of directors’ attention from operating our business. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows, as well as the trading price of our ADSs.

Our dependence on a limited number of customers for a substantial portion of our online advertising revenues may cause significant fluctuations or declines in our revenues.

We depend on a limited number of customers for a substantial portion of our online advertising revenues.  Revenues from our top five online advertising customers comprised 27.8%, 35.1% and 27.9% of our total revenues in 2009, 2010 and 2011, respectively. We enter into non-exclusive, short-term agreements with our online advertising customers which are typically renewed on a quarterly or annual basis.  We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

•                  reduced, delayed or cancelled services required by our online advertising customers;

•                  our online advertising customers’ failure to pay for our services; or

•                  loss of one or more of our significant online advertising customers and any failure to identify and acquire additional or replacement customers.

If we lose the business of one or more of our top online advertising customers, our business, results of operations and growth prospects may be materially and adversely affected.

We face significant competition and may suffer from a loss of users and customers as a result.

We face significant competition from Internet security product and service providers and PRC-based Internet companies. The competitive standing of an Internet security market player in China largely depends on the technological reputation of its brand, the size of its user base, its technological expertise, the effectiveness of its security software as well as its business model. We compete in the Internet security market with established anti-virus companies such as Beijing Kingsoft Security Software Co., Ltd., and Beijing Rising Information Technology Co., Ltd. We also compete with PRC-based Internet companies that, like us, build Internet platforms to offer value-added services and online advertising services. Our primary competitor in this market is Tencent Holdings Limited, the largest Internet company in China in terms of revenue. In December 2011, Tencent’s QQ instant message software, had an active user penetration rate in China of 91.5%, while our security products had an active user penetration rate in China of 92.1%, according to iResearch. See “Item 4. Information on the Company — B. Business Overview — Competition” for description of our principal competitors in each of our product and services categories. Some of our competitors have significantly greater financial resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more intensely for users and customers, investing more heavily in research and development and making strategic acquisitions. If any of our competitors provides better Internet security products and services than we do, our user base and user traffic could decline significantly. Any such decline could weaken our brand, result in losing users and customers and have a material adverse effect on our results of operations.

Furthermore, in an increasingly competitive environment, our competitors may adopt business practices or take other actions that could be harmful to us, and we may have difficulties in obtaining remedies against such actions. Any increase in competition could erode our market share, reduce our user base and customer base, and increase our marketing and product development expenditures, which could adversely materially affect our business, financial condition and operating results.

Our competitors may cause their products to be incompatible with ours, which may reduce our market share.

As two of the largest providers of user-end software in China, we and Tencent may from time to time compete for users. On November 3, 2010, Tencent issued a letter to users of Tencent QQ, Tencent’s popular instant message software, announcing its decision to disable the widely used Tencent QQ on computers that had installed our security products, effectively requiring users to either stop using Tencent QQ or uninstall our Internet security products. As a result, a significant number of users stopped using Tencent QQ, or our Internet security products, or both. Due to the large number of Internet users that were affected, this incident was extensively reported in the media and attracted government scrutiny. On November 21, 2010, the Ministry of Industry and Information Technology, or the MIIT, ordered that Tencent and we end the dispute, apologize to affected users and ensure the compatibility of products concerned. We lost some users in the first several days of this dispute before our user base quickly returned to its prior level. Since then, the MIIT has increased its regulation of competition in the Internet industry, including “Certain Provisions on the Regulation of Internet Information Service,” effective March 2012, which prevents software companies that cause product incompatibility from competing in market.  However, our competitors may continue to make their products incompatible with ours, which may reduce our market share, negatively affect our brand and reputation and materially and adversely affect our business, results of operations or financial condition.

If our expansion into new Internet businesses and overseas markets is not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new Internet businesses from time to time by leveraging our expansive user base to generate additional revenue streams. We may also expand into overseas markets through investment or strategic alliances with local market participants. Expansion into new businesses and new markets may present operating and marketing challenges that are different from those that we currently encounter. For each new business or markets we enter into, we face competition from existing leading providers in that business or market. If we cannot successfully address the new challenges and compete effectively against the existing leading players in the new businesses or markets, we may not be able to develop a sufficiently large customer and user base, recover costs incurred for marketing new businesses or developing new markets, or make a profit from these businesses or markets, and our future results of operations and growth prospects may be materially and adversely affected.

Our business depends on a strong brand and reputation, and if we are not able to maintain and enhance our brand or reputation or if there is negative publicity against us, our business and operating results may be harmed.

We believe that our “360” brand and our reputation have contributed significantly to the success of our business. We also believe that maintaining and enhancing the “360” brand and our reputation are critical to increasing our number of users and customers. As our market becomes increasingly competitive, our success in maintaining and enhancing our brand and reputation will depend largely on our ability to remain as a leading provider of Internet and mobile security products and services in China, which may become more expensive and challenging.

Historically, we have developed our user base primarily by word-of-mouth and incurred limited brand promotion expenses. We began enhancing marketing and brand promotion efforts in early 2010. However, we cannot assure you that our marketing and brand promotion activities in the future will achieve the expected brand promotion effect. If we fail to maintain and further promote the “360” brand or our reputation, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected. In addition, historically there has been negative publicity about our company, our products and services and certain key members of our management team. Since 2011, Citron Research and certain other short-selling organizations and individuals have issued a series of reports which portrayed our business and financial position in a negative light.  Although we have vigorously rebutted the key points of these reports, they still generated significant negative publicity for our company. We cannot assure you that there will not be additional negative publicity of the similar nature in the future. Any such negative publicity, regardless of its veracity, could harm our brand image and reputation and in turn adversely affect our business, operating results and the trading price of our ADSs.

The success of our Internet value-added services depends on our ability to accommodate user demand and source suitable third-party products and services.

We have derived, and expect to continue to derive, a substantial portion of our revenues from our Internet value-added services, such as offering web games developed by third parties. The success of our Internet value-added services depends on our ability to respond adequately and timely to accommodate our users’ demand for such value-added services and source suitable third-party products and services on reasonable terms. If we are unable to continue to offer a variety of suitable value-added services that attract users and generate revenue, our financial condition and operating results may be materially adversely affected.

If our Internet security products and services fail to detect malware or malicious websites or otherwise do not work properly, we may experience negative publicity, damage to our reputation, legal liability, declined revenues and increased expenses.

Our users rely on our Internet security products and services for safe access to the Internet. New malware and malicious websites are continuously being created and modified, and the detection technologies underlying our products and services may not detect all forms of malware or malicious websites that our users are exposed to. Additionally, our users may experience errors, failures, or bugs in our products that are undetected by our pre-launch testing, especially when our products and services are first introduced or when new updates are first released. Failure to detect malware or malicious websites or defects in our products may result in security breaches, disruption or damage to our users’ computers or networks and theft of confidential information or other negative consequences. Any such event may damage our brand reputation, decrease our user and customer base, require large research and development and marketing expenditures to remedy and may otherwise significantly affect our business and results of operations.

Furthermore, our Internet security products and services may falsely identify programs or websites as malicious or otherwise undesirable. Parties whose programs are incorrectly blocked by our products or services, or whose websites are incorrectly identified as unsafe or malicious, may seek redress against us for labeling them as malicious and interfering with their businesses. In addition, falsely identifying programs or websites as malicious may adversely affect our users’ confidence and trust in our products and decrease our user base.

We may not be able to manage our expanding operations effectively.

We have significantly expanded our operations in recent years. Since our inception in 2005, we have expanded our product offering into a comprehensive suite of Internet and mobile security products and services and have rapidly established a leading position in the Chinese Internet and mobile security service market. We expect this expansion to continue as we grow our user and customer base and explore new opportunities. To manage the further expansion of our business and growth of our operations and personnel, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our growing employee base. In addition, we must maintain and expand our relationships with other websites, Internet companies and other third parties. Our current and future personnel, systems, procedures and controls may not be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history under our current business model upon which you can evaluate the viability and sustainability of our business. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries such as the Internet security industry in China. Some of these risks and uncertainties relate to our ability to:

•                  maintain our leading position in the Internet security market in China;

•                  continue to offer new and innovative products and services to attract and retain a larger user base;

•                  attract additional customers and increase spending per customer;

•                  increase awareness of our brand and continue to enhance user and customer loyalty;

•                  respond to competitive market conditions;

•                  respond to changes in our regulatory environment;

•                  manage risks associated with intellectual property rights;

•                  maintain effective control of our costs and expenses;

•                  raise sufficient capital to sustain and expand our business;

•                  attract, retain and motivate qualified personnel; and

•                  upgrade our technology and infrastructure to support increased traffic and expanded offerings of products and services.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to effectively provide our products and services and protect the privacy of our users, which could damage our reputation and harm our operating results.

Our ability to provide our products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could affect the performance and reliability of our Internet security products and services and directly impact our users. Service interruptions may damage our brand and reduce our user base if our products and services are perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power loss, telecommunications failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our websites and servers through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems and similar events. Our servers, which are hosted at third-party Internet data centers, are vulnerable to break-ins, sabotage and vandalism. Additionally, the occurrence of a closure of an Internet data center by any of our third-party providers without adequate notice could result in lengthy service interruptions. The steps we take to improve the reliability of our systems will increase our cost and reduce our operating margin and may not be successful in reducing the frequency or duration of service interruptions. Furthermore, our systems may not function properly as a result of third-party action, employee error, malfeasance or otherwise, resulting in unauthorized access to our users’ data and information.  If we experience frequent or persistent system failures affecting our products and services or are unable to prevent unauthorized access to our users’ data, our reputation and brand could be severely harmed.

Our strategy of acquiring and investing in complementary businesses, assets and technologies may fail.

As part of our business strategy, we have acquired, and intend to continue to selectively acquire and invest in, businesses, assets and technologies that complement our existing business. Acquisitions and investments involve uncertainties and risks, including:

•                  potential ongoing financial obligations and unforeseen or hidden liabilities;

•                  failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•                  costs and difficulties of integrating acquired businesses and managing a larger business;

•                  costs and difficulties of integrating acquired technologies into our existing products and services; and

•                  diversion of resources and management attention.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, we may dilute the value of our ADSs and the underlying Class A ordinary shares. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Such acquisitions may also generate significant amortization expenses related to intangible assets.

Our success depends on the continuing and collaborative efforts of our management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of our management team, in particular Mr. Hongyi Zhou, our chairman and chief executive officer, and Mr. Xiangdong Qi, our director and president. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for management and key personnel is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future.

If any of our executives or other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key personnel. Each of our executive officers and key employees has entered into an employment agreement with us that contains confidentiality provisions. If any disputes arise between any of our executives or key personnel and us, we cannot assure you the extent to which any of these agreements may be enforced.

We rely on highly skilled personnel. If we are unable to retain or motivate them or hire additional qualified personnel, we may not be able to grow effectively.

Our performance and future success depend on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the Internet industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

As competition in the Internet industry intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively.

We may not be able to prevent others from unauthorized use of our intellectual property or brands, which could harm our business and competitive position.

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights and brands. We have registered our “Qihoo” brand and our “360” logo with relevant government authorities. The protection of intellectual property rights and brands in China may not be as effective as those in the United States or other countries. The steps we have taken may be inadequate to prevent the misappropriation of our technology or unauthorized use of our brands. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without compensating us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that are comparable to or better than ours, which could harm our business and competitive position. From time to time, we may have to enforce our intellectual property rights and brands through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

Third parties may claim that we infringe their proprietary rights, which could cause us to incur significant legal expenses and prevent us from promoting our products and services.

From time to time, we may receive claims that we have infringed the intellectual property rights of others. Such claims may be based on our use of trademarks, logos, technologies or other intellectual properties. Any such claim, with or without merit, could result in costly litigation and distract our management from day-to-day operations. If we fail to successfully defend such claims, we could be required to make unavailable or redesign our products and services, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our users. Any royalty or licensing arrangements that we may seek in such circumstances may not be available to us on commercially reasonable terms or at all. Also, if we acquire technology to include in our products from third parties, our exposure to infringement actions may increase because we must rely upon these third parties to verify the origin and ownership of such technology.

Further, we license and use technologies from third parties in our products and services. These third-party technology licenses may not continue to be available to us on acceptable terms or at all, and may expose us to additional liability. This liability, or our inability to use any of this third-party software, could result in disruptions in our business that could materially and adversely affect our operating results.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure in China and the safety of our network and infrastructure.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. A more sophisticated Internet infrastructure may not be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

Although we believe we have sufficient controls in place to prevent intentional disruptions, we expect our network and infrastructure to be targets of attacks specifically designed to impede the performance of our products and services, misappropriate proprietary information or harm our reputation. Because the techniques used by hackers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. The theft, unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could adversely affect our competitive position, brand reputation and user base, and our users and customers may assert claims against us related to resulting losses arising from security breaches. Our business could be subject to significant disruption and our results of operations may be affected.

If we fail to establish an effective system of internal control, we may be unable to accurately and timely report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require a public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must audit and report on the effectiveness of a public company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2012.

Prior to our initial public offering in April 2011, we have been a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. We and our independent registered public accounting firm, in connection with the preparation and audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2011, identified one material weakness and several control deficiencies in our internal control over financial reporting. The material weakness and control deficiencies identified were identical to those identified during the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2010. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified primarily related to lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP. Neither we nor our independent registered public accounting firm are required to undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting for the year ended December 31, 2011. In light of the material weakness and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We have taken measures and plan to continue to take measures to remedy the identified weakness and deficiencies. However, the implementation of these measures may not fully address this material weakness and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to address the material weakness and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the (PCAOB), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.  As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

We have incurred increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

As a public company, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the New York Stock Exchange require significantly heightened corporate governance practices for public companies.  These rules and regulations have increased our legal, accounting and financial compliance costs and made some of our corporate activities more time-consuming and costly. Also, we have incurred additional costs associated with satisfying our public company reporting requirements. We are evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

To grow our business and remain competitive, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•                  our future financial condition, results of operations and cash flows;

•                  general market conditions for capital raising activities by companies offering Internet and mobile security products and services; and

•                  economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and 2009. A variety of factors, including the current European sovereign debt crisis and concerns about the viability of the European Union and the Euro, could cause further disruptions to the global economy. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. China’s economy has also faced challenges. Since we derive substantially all of our revenues from China, our business and prospects may be affected by economic conditions in China.

Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. We are uncertain about the extent to which the recent global financial and economic crisis, the European debt crisis and slowdown of the Chinese economy may impact our business in the long term. There is a risk that our business, results of operations and prospects would be materially and adversely affected by the global economic downturn and the slowdown of the Chinese economy.

Risks Related to Our Corporate Structure

In order to comply with PRC laws and regulations limiting foreign ownership of Internet businesses, we conduct our Internet businesses through our consolidated affiliated entities in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected.

The PRC government restricts foreign investment in Internet businesses. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Related to Our Business —Telecommunications Regulations.” Accordingly, we conduct our business activities primarily through two of our consolidated variable interest entities, or VIEs, namely Beijing Qihu Technology Company Limited, or Beijing Qihu, and Shanghai Qitai Network Technology Company Limited, or Shanghai Qitai. See “Item 4. Information on the Company — C. Organizational Structure.” We bear the economic risks and derive the economic benefits of Beijing Qihu and Shanghai Qitai as their primary beneficiary through contractual arrangements with them and their respective registered shareholders. We also entered into similar contractual arrangements with eight other VIEs that do not have significant business operations as of the date of this annual report. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —Contractual Arrangements among Qizhi Software, the VIEs and the Respective Shareholders of the VIEs.”

Although we believe we comply with current PRC regulations, the PRC government may not agree that these operating arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If the PRC government determines that our ownership structure, our contractual arrangements with our consolidated affiliated entities and their shareholders or our businesses are in violation of any existing or future PRC laws or regulations, it may revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers or take other regulatory or enforcement actions against us that could be harmful to our business.

Our contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing control over the entity as direct ownership.

We rely on contractual arrangements with our VIEs and their shareholders for the operation of our Internet business in China. These contractual arrangements may not be as effective in providing us with control over our VIEs as direct ownership in these entities. If our VIEs or their respective shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and resources to enforce these arrangements, and rely on legal remedies available under applicable PRC laws, including seeking specific performance or injunctive relief and claiming damages. In particular, if shareholders of a VIE refuse to transfer their equity interests in such VIEs to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may need to initiate legal actions to compel them to fulfill their contractual obligations.

If the applicable PRC authorities invalidate our contractual arrangements for violation of PRC laws, rules and regulations, or any of our VIEs or their shareholders terminate the contractual arrangements or fail to perform their obligations under these contractual arrangements, our Internet and online advertising businesses in China would be materially disrupted, and the value of our ordinary shares would decrease substantially. Furthermore, if we fail to renew these contractual arrangements upon their expiration and the relevant foreign investment restrictions remain effective, we would not be able to continue our Internet business.

In addition, if any of our VIEs or all or part of its assets become subject to court injunctions or asset freezes or liens or rights of third-party creditors, we may be unable to continue some or all of our businesses, which could materially and adversely affect our business, financial condition and results of operations. If any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets. The occurrence of any of these events may hinder our ability to operate our Internet business, which could in turn materially harm our business and our ability to generate revenues and cause the market price of our ordinary shares to decline significantly.

Perfection of the pledges in our equity pledge agreements with our VIEs and their registered shareholders may be adversely affected due to failure to register these equity pledge agreements.

Under our equity pledge agreements with our VIEs and their registered shareholders, these registered shareholders have pledged all of their respective equity interests in the VIEs to us. The pledges under the equity pledge agreements were duly created by recording the pledges on the VIEs’ registers of shareholders in accordance with the then effective PRC Security Law and the Contract Law. The purpose of such pledges is to secure the performance of the VIEs’ obligations under the various VIE agreements, including the business operation agreements and technology development agreements. Under the then effective PRC laws and regulations, the pledge of equity in a limited liability company became effective upon recording of the pledge on the company’s register of members. However, according to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is not deemed to be validly created without registration with the relevant local administration for industry and commerce. Six of our VIEs have completed the pledge registration. We are applying to register and update the equity pledges by the shareholders of our four other VIEs with the relevant offices of the administration for industry and commerce. Although under PRC laws and regulations, the administration for industry and commerce should register a pledge immediately upon receiving a complete application, the registration process could take longer in practice. If the equity pledges are not successfully registered, they would not be deemed as validly created security interests under the PRC Property Rights Law. If our VIEs breached their obligations under the agreements with us, there is a risk that we may not be able to successfully enforce the pledges if the equity pledge agreements have not been registered with the relevant administration for industry and commerce.

The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business.

The registered shareholders of our VIEs are our directors, officers or employees. Conflicts of interest may arise between these shareholders’ duties to us and our VIEs. If such conflicts arise, these shareholders may not act in our best interests and such conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause our VIEs to breach or refuse to renew their existing contractual arrangements that allow us to exercise effective control over them and to receive economic benefits from them. The laws of the Cayman Islands provide that directors of a company owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If certain shareholders of our VIEs do not comply with their fiduciary duties to us as our designated directors, or if we cannot resolve any conflicts of interest or disputes between us and such shareholders or any future beneficial owners of our VIEs, we would have to rely on legal proceedings to remedy the situation, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with our VIEs and their respective shareholders may be subject to scrutiny by the PRC tax authorities and we could be required to pay additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with VIEs are not arm’s length transactions. If this were to occur, the tax authorities could adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our VIEs, which could in turn increase their tax liabilities. The PRC tax authorities could also impose late payment fees and other penalties on our VIEs for under-paid taxes. In addition, any challenge by the PRC tax authorities may limit the ability of our VIEs to receive any preferential tax treatments and other financial incentives. Our consolidated net income may be materially and adversely affected if our VIEs’ tax liabilities increase or if our VIEs are found to be subject to late payment fees or other penalties.

Risks Related to Regulation of Our Services and Products

We may be adversely affected by complexity, uncertainties and changes in regulation of Internet and value-added telecommunications service companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and still evolving, and their interpretation and enforcement involve significant uncertainty. As a result, it may be difficult in certain circumstances to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. The following illustrates some of the risks and uncertainties relating to PRC government regulation of the Internet industry:

•                  We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including online information services.

•                  There are uncertainties relating to the regulation of the Internet business in China, including licensing practices that continue to evolve. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses. This may significantly disrupt our business, require us to compromise enforceability of related contractual arrangements, or subject us to sanctions, requirements to increase capital or other conditions or enforcement.

•                  New laws and regulations may be promulgated that will regulate Internet activities, including online advertising and online payment. Other aspects of our online operations may be regulated in the future. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

As a result of the complexity, uncertainties and constant changes in regulation in the Internet and value-added telecommunications companies, our business activities and growth may be adversely affected if we do not respond to the changes in a timely manner or are found to be in violation of the applicable laws, regulations and policies as a result of a different position from ours taken by the competent authority in the interpretation of such applicable laws, regulations and policies.

If we fail to obtain or maintain all required licenses, permits and approvals or if we are required to take actions that are time-consuming or costly, our business operations may be materially and adversely affected.

We are required to obtain applicable licenses, permits and approvals from different regulatory authorities in order to conduct our business. Over the last several years, various governmental authorities in the PRC have issued regulations regulating specific aspects of Internet content and services. Some of this legislation requires operators to obtain licenses, permits or approvals that were previously not required. The government authorities may continue to pass new rules regulating the Internet sector. They may require us to obtain additional licenses, permits or approvals so that we can continue to operate our existing businesses or otherwise prohibit our operation of the types of businesses to which the new requirements apply. In addition, new regulations or new interpretations of existing regulations may increase our costs of doing business and prevent us from efficiently delivering services and products over the Internet and through mobile operators and expose us to potential penalties and fines. These regulations may also restrict our ability to expand our customer and user base or to provide services in additional geographic areas.

Our security software must be examined and approved by the PRC Ministry of Public Security, or the MPS, before it may be made available to users. We believe that we have obtained the applicable permits for offering 360 Safe Guard and 360 Anti-Virus for download. However, as the upgrades of our software become more frequent and such examination and approval by the MPS may be time consuming, we may not be able to obtain such permits for all upgrades in a timely manner, which may subject us to various penalties and adversely affect our business and results of operations.

In addition, we have an online lottery business and also provide promotion services for a third party’s online lottery business on our platform. Under the Tentative Administrative Measures on Internet Lottery Sale promulgated by the PRC Ministry of Finance on September 26, 2010, a license is required for conducting online lottery business. Moreover, on January 18, 2012, the Implementation Rules of the Lottery Administration Regulations, or the Lottery Implementation Rules, were jointly issued by the PRC Ministry of Finance, the Civil Affairs Bureau and the State General Administration of Sport, became effective as of March 1, 2012 and explicitly stipulate that the welfare lotteries and sports lotteries sold without the Ministry of Finance’s approval and the Lottery Issuing Authority’s and Lottery Sales Office’s commission may be categorized as illegal lotteries. Therefore, in addition to Ministry of Finance’s approval, the Lottery Implementation Rules further request the lottery sales agency to obtain proper authorization from the Lottery Issuing Authority and the Lottery Sales Office to conduct lottery business. As these measures and rules are newly released, our online lottery business partner currently does not hold such license. Without such a license, an online lottery business operated by such third party may be suspended by relevant governmental authorities. We have requested our online lottery business partner to apply for such license as soon as the application procedures are available. We also plan to apply for such license for ourselves as a provider of platform for such lottery business if required under newly issued rules or regulations or by relevant government authorities. If our online lottery business partner or we are subject to regulatory penalties for lack of such license, our reputation may be harmed and our business may be adversely affected.

If any of our web games business activities is deemed to be in violation of law, we may have to cease or modify our web game operations, which could have a material and adverse effect on our business and results of operations.

All web games currently offered by our platform are licensed by, and operated with, third-party game developers. Although we have obtained licenses which we believe are sufficient for our web game offerings, the MIIT or other competent government authorities may interpret existing or promulgate and implement new laws, regulations or policies that may require us to cease or modify our web games business in order to avoid violation of any PRC laws or regulations. Any such modification to our web games business may result in disruption of our business, diversion of management attention and the incurrence of substantial costs. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Our Business—Web Games and Virtual Currency.” In addition, we have requested our web game business partners to obtain and maintain all necessary licenses. However, we cannot assure you that all of our business partners have obtained or updated all necessary licenses, permits or registrations with relevant governmental authorities. If any of such business partners fails to do so, we may not continue to operate the affected web games, which may adversely affect our business and results of operations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information displayed on or linked to our websites.

The MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and business licenses may be revoked.

Although we attempt to monitor the content posted on our websites or transmitted through our services, we are not able to control or restrict the content generated or linked by the users to other Internet content providers. If the PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such information on our websites. If third-party websites linked to or accessible through our websites operate unlawful activities, PRC regulatory authorities may require us to report such unlawful activities to competent authorities and to remove the links to such websites, or they may suspend or shut down the operation of such websites. PRC regulatory authorities may also temporarily block access to certain websites for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we may be subject to penalties for violations of those regulations arising from information displayed on or linked to our websites, including a suspension or shutdown of our online operations.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

We conduct substantially all of our operations in China. Accordingly, our business, financial condition, results of operations and prospects depend significantly on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors.

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Between late 2003 and 2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which slowed the growth of credit. In 2008 and 2009, however, in response to the global financial crisis, the PRC government loosened such requirements. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy, which could materially adversely affect our business.

We may rely on dividends and other distributions from our subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.

As an offshore holding company, we may rely principally on dividends from our subsidiaries in China for our cash requirements, including to pay dividends or make other distributions to our shareholders or to service our debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, the PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends.

If our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially adversely limit our ability to grow, make investments or acquisitions, pay dividends and otherwise fund and conduct our business.

PRC laws and regulations have established more complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Further to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, the Anti-monopoly Law of the PRC, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM or the MOFCOM Security Review Rules, was issued in August 2011, which established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

The MOFCOM Security Review Rules, effective from September 1, 2011, which implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

Further, if the business of any target company that we plan to acquire falls into the scope of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our initial public offering or other financing activities to make loans or capital contributions to our PRC operating subsidiaries, which could materially adversely affect our liquidity and ability to fund and expand our business.

In utilizing the proceeds we received from the 2011 initial public offering we completed in April 2011 or in other future financing activities, as an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholder’s loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the amount of our investments in such subsidiaries, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be approved by the Ministry of Commerce, or MOFCOM, or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, SAFE promulgated a circular on November 19, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Circular 142 and Circular 59 may significantly limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Fluctuations in the value of the RMB may materially adversely affect your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. On June 20, 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. We cannot predict how this new policy will impact the RMB exchange rate.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in the RMB. Any significant fluctuations in the exchange rate between the RMB and the U.S. dollar may materially adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends we may pay on our ADSs in U.S. dollars. In addition, any fluctuations in the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly-owned PRC subsidiary in China, Qizhi Software, to fund any cash and financing requirements we may have. See “ Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, Qizhi Software may pay dividends in foreign currency to us without pre-approval from SAFE. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. With the prior approval from SAFE, cash generated from the operations of our PRC subsidiary may be used to pay off debt they owe to entities outside China in a currency other than the Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Uncertainties in the Chinese legal system could materially adversely affect our business.

We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements are relatively new and amended frequently, and their interpretation and enforcement often raise uncertainties that could limit the reliability of the legal protections available to us. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violations of these policies and rules until the violations have occurred. Furthermore, any litigation in China may be protracted and result in substantial costs and diversion of resources and management’s attention. We cannot predict future developments in the PRC legal system. We may be required to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our inability to obtain such permits or authorizations may materially adversely affect our business, financial condition and results of operations.

PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in special purpose vehicles, or SPVs, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE to reflect any material change. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent, and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions. Furthermore, the responsible persons and other persons in such PRC subsidiaries who are held directly liable for the violations may be subject to administrative sanctions.

These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. We have notified holders of ordinary shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We are aware that Mr. Hongyi Zhou, our chairman and chief executive officer and principal shareholder and Mr. Xiangdong Qi, our director, president and principal shareholder, both of whom are PRC residents, have registered with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. If SAFE determines that any of our beneficial owners who are PRC residents fails to comply with the above SAFE rules, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to comply with the registration requirements for employee share option plans may subject our PRC equity incentive plan participants or us to fines and other legal or administrative sanctions.

In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In March 2007, SAFE promulgated the Application

Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or Circular 78, which has been replaced by a circular 7 issued by SAFE on February 15, 2012, or Circular 7.

Under Circular 7, PRC residents who participate in an employee stock option plan in an overseas publicly-listed company are required to register with SAFE or its local office and complete certain other procedures. A PRC agent, which could be the PRC subsidiary of such overseas publicly-listed company, is required to retain a financial institution with stock brokerage qualification at the listing place or a qualified institution relating to the exercise or sale of share options.  We and our PRC employees, directors and senior management who receive share options became subject to these regulations upon our initial public offering in the United States. Our 2006 employee share option scheme has been filed with and approved by SAFE. However, if we or our PRC optionees fail to comply with these regulations or any of our future share incentive plans are not filed with or approved by SAFE, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

We may be subject to PRC taxation on our worldwide income.

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both effective from January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to a 25% enterprise income tax on its global income. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which sets out certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

In addition, the SAT issued a bulletin on August 3, 2011 to provide more guidance on the implementation of the above circular with an effective date to be September 1, 2011. The bulletin clarified resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of PRC tax resident determination certificate from an offshore incorporated enterprise controlled by PRC residents, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest, royalties, etc. to the offshore incorporated enterprise controlled by PRC residents. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals,  the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT's general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

While we do not believe we are considered a resident enterprise or meet the criteria under Circular 82, we cannot ensure you that the SAT will not implement Circular 82 or amend the rules in the future to the effect that such rules will apply to us or our wholly-owned subsidiaries in Hong Kong. If the PRC authorities were to subsequently determine that we should be treated as a resident enterprise, a 25% enterprise income tax will be imposed on our global income, which could significantly increase our tax burden and materially adversely affect our financial condition and results of operations.

Dividends we receive from our PRC subsidiaries, dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to PRC withholding taxes under PRC tax laws.

Under the New EIT Law, dividends payable by a foreign-invested enterprise in China to its shareholders that are “non-resident enterprises” are subject to a 10% withholding tax starting from January 1, 2008, unless such shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a different arrangement. As of the date of this annual report, the Cayman Islands have not entered into any such tax treaties with the PRC. If we are considered a “non-resident enterprise” under the New EIT Law, dividends paid to us by our PRC subsidiaries will be subject to this 10% withholding tax, which would reduce our net income and adversely affect our operating results.

Similarly, any gain realized on the transfer of ADSs or shares by shareholders that are “non-resident enterprises” is also subject to a 10% PRC withholding tax, if such gain is regarded as income derived from sources within the PRC. If we are considered to be an “offshore-registered resident enterprise,” the dividends we pay to our shareholders that are “non-resident enterprises” with respect to our ADSs or shares would be treated as income derived from sources within the PRC and be subject to a 10% withholding tax. The gain that such shareholders realize from the transfer of our ADSs or shares may also be treated as income derived from sources within the PRC and be subject to PRC income tax if such shareholders are considered as “non-resident enterprises.”

Pursuant to the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement, a “beneficial owner” under China’s tax treaties and tax arrangements shall engage in substantive business activities. An agent or conduit company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. We cannot assure you that any dividends to be distributed by us to our non-PRC shareholders will be entitled to the benefits under the relevant withholding arrangement set out in a tax treaty between such shareholders’ jurisdiction of incorporation and China.

If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise ADS holders, or if gain from disposition of our ordinary shares or ADSs will be subject to PRC taxes, your investment in our ADSs may be materially adversely affected.

Any change in the preferential tax treatment we currently enjoy in the PRC may materially adversely impact our net income.

Pursuant to the New EIT Law, enterprises that previously enjoyed preferential treatments of low tax rates will be subject to the new enterprise income tax rate of 25% after a five-year transitional period. Moreover, tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiry of the prescribed period. Our operating subsidiary, Qizhi Software, our VIE, Beijing Qihu and Beijing Star World Technology Co., Ltd, or Beijing Star World, receive preferential tax treatment in the PRC as “high and new technology enterprises.” As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Qizhi Software was entitled to an exemption from the 15% reduced EIT tax rate in 2008 and a 50% reduction in the 15% reduced EIT tax rate in 2009 and 2010.  Qizhi Software received a renewal of its “high and new technology enterprises” status in October 2011 and was entitled to a reduced EIT rate of 15% for 2011.  Beijing Qihu was entitled to a reduced EIT rate of 15% for 2009, 2010 and 2011. Beijing Star World received its “high and new technology enterprises” status in November 2011 and was entitled to a reduced EIT rate of 15% for 2011.  On April 21, 2010, the State Administration of Taxation issued Circular 157, which seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, we understood that if a high and new technology enterprise was in a tax holiday period, where it was entitled to a 50% reduction in the tax rate, and it was also entitled to the 15% preferential tax rate, it would be entitled to pay tax at the rate of 7.5%. Circular 157 appears on its face to have the effect that such an entity is entitled to pay taxes at either the lower of 15% or 50% of the standard PRC tax rate. Circular 157 is newly-issued and the tax authorities may differ in explaining the rules, and there might be a risk that the competent tax authority may later decide that Qizhi Software will not be eligible for a 7.5% discounted tax rate and instead a 12.5% preferential tax rate may be applicable. Moreover, the PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such preferential tax treatments will increase our income tax expenses and in turn decrease our net income.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Furthermore, the New Contract Labor Law requires certain terminations to be based upon seniority and not the merits of employees. As a result, the New Labor Contract Law could increase our operating expenses and limit our ability to significantly change or decrease our workforce.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may be volatile.

The market price of our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on March 30, 2011, the trading price of our ADSs have ranged from $13.71 to $36.21 per ADS, and the last reported trading price on April 13, 2012 was $21.78 per ADS.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•                  regulatory developments in our industry;

•                  actual or anticipated fluctuations in our quarterly results of operations;

•                  changes in financial estimates by securities research analysts;

•                  negative publicity, studies or reports, including those issued by short-selling organizations;

•                  changes in conditions of Internet and mobile security industry;

•                  changes in performance and valuation of our peer or comparable companies;

•                  announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•                  changes in our senior management;

•                  fluctuations in the exchange rate between the Renminbi and the U.S. dollar; and

•                  sales or anticipated sales of additional ordinary shares or ADSs.

In addition, securities markets have experienced significant price and volume fluctuations unrelated to the operating results of any particular companies. These market fluctuations may also materially adversely affect the market price of our ADSs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the current and anticipated value of our assets, including goodwill, and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. holder holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “ Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2011, we had 179,029,251 ordinary shares outstanding, including 109,392,815 Class A ordinary shares and

69,636,436 Class B ordinary shares.  The majority of our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act.

In addition, certain holders of our ordinary shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our memorandum and articles of association contain anti-takeover provisions that could materially adversely affect the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions. These preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may provide rights and preferences that holders of our ordinary shares or ADSs do not have.

We could issue preferred shares quickly on terms that could delay or prevent a change in control of our company or make removal of management more difficult. If we issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially adversely affected.

Our dual-class ordinary share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class voting structure such that our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in April 2011. As of December 31, 2011, Global Village Associates Limited, or Global Village, a holder of our ordinary shares controlled by Mr. Hongyi Zhou, our chairman and chief executive officer, held 32,228,158 Class B ordinary shares. Young Vision Company Limited, or Young Vision, a holder of our ordinary shares controlled by Mr. Xiangdong Qi, our director and president, held 17,633,344 Class B ordinary shares. Sequoia Capital China I, L.P. and its affiliates held 14,202,219 Class B ordinary shares. As of December 31, 2011, we had a total of 109,392,815 Class A ordinary shares outstanding and 69,636,436 Class B ordinary shares outstanding. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible to Class B ordinary shares under any circumstances. Upon any sale, pledge, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of shares, as of December 31, 2011, Mr. Hongyi Zhou, Mr. Xiangdong Qi, Sequoia and certain of our executive officers collectively owned approximately 76% of the voting power of our outstanding ordinary shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

You may not have the same voting rights as the holders of our Class A ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement for our ADSs, holders of our ADSs are not able to exercise voting rights attaching to the Class A ordinary shares represented by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary how to vote the Class A ordinary shares underlying their ADSs, and the depositary will endeavor to carry out those instructions. However, you may not receive voting materials in time to instruct the depositary to vote, and you may not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs.

We are not obligated to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs when our books or the books of the depositary are closed, when we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, under any provision of the deposit agreement or for any other reason.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions and the fiduciary responsibilities of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may encounter more difficulty in protecting their interests against actions taken by the management, the board of directors or the controlling shareholders of our company than they would as shareholders of a public company incorporated in the United States.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company, and we conduct substantially all of our operations in the PRC. Substantially all of our assets are located outside of the United States. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process upon our directors and officers in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

We have incurred additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

We are a public company in the United States and as such, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules and regulations implemented by the SEC and the New York Stock Exchange require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.  If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ADSs could decline.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Item 4.                    INFORMATION ON THE COMPANY

A.            History and Development of the Company

We were incorporated in the Cayman Islands as an exempted limited liability company on June 9, 2005. On December 31, 2010, we changed our name from Qihoo Technology Company Limited to Qihoo 360 Technology Co. Ltd. We conduct our business operations in China through our wholly-owned subsidiaries and affiliated entities. We formed a wholly-owned subsidiary, Qizhi Software, one of our primary operating entities, in China in December 2005, and another wholly-owned subsidiary, Tianjin Qisi Technology Co. Ltd., another operating entity, in China in September 2011.

On March 30, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “QIHU.” In April 2011, we completed our initial public offering of our ADSs.

Our principal executive offices are located at Block 1, Area D, Huitong Times Plaza, No. 71 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number is +86 10 5878 1000 and our fax number is +86 10 5878 1001. Our registered address in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

For information regarding our principal capital expenditures, see “Item 4. Information on the Company — D. Property, Plants and Equipment.”

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website address is www.360.cn. Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401.

B.            Business Overview

Overview

We are the No. 2 Internet company in China as measured by monthly active user base as of December 2011, according to iResearch. In December 2011, we had 402 million monthly active users of our products, representing a user penetration rate among all Chinese Internet users of 93.8% in China, according to iResearch.

Recognizing security as a fundamental need of Internet and mobile users, we offer comprehensive high-quality Internet and mobile security products free of charge. As a result, we have amassed a large and loyal user base, which we monetize primarily through offering online advertising and Internet value-added services.

We are the No. 1 provider of Internet and mobile security products in China as measured by user base, according to iReseach. In December 2011, we had 395 million monthly active Internet security product users, representing a user penetration rate of 92.1% in China, according to iResearch. Our core Internet and mobile security products include:

•                  360 Safe Guard and 360 Anti-virus, the No. 1 and No. 2 Internet security products in China, with 363 million and 352 million monthly active users in December 2011, respectively, according to iResearch; and

•                  360 Mobile Safe, the No. 1 mobile security product in China, was used by over 50 million smartphone users in China as of December 2011. 360 Mobile Safe had an approximately 60% share of the mobile security market as of March 2012, according to iResearch,

On top of our core layer of Internet and mobile security product offerings, we have further developed various platform products to meet a full spectrum of security related needs of Internet users and create trusted access points to the Internet. Our platform products include:

•                  360 browsers, which together had 255 million monthly active users and a user penetration rate of 59.5% in China in December 2011, according to iResearch. The user penetration rate for 360 browsers is second only to Microsoft Internet Explorer in China. We also launched 360 mobile browsers for the iOS and Android operating systems in 2011.

•                  360 Personal Start-up Page, the default homepage of 360 browsers and a key access point to popular Internet services and applications, had 65 million average daily unique visitors and generated 235 million average daily clicks in the fourth quarter of 2011.

•                  360 Application Desktop, a key Internet access point that allows users to securely obtain and manage native applications and access web applications for both personal computers and mobile devices. Since its launch in 2011, the product attracted over 50 million monthly active users as of the end of 2011 and has become a popular alternative way for users to access the Internet.

Our products and services are supported by our cloud-based security technology, which we believe is one of the most advanced and robust technologies in the Internet security industry. Our cloud-based security technology enables us to continuously update and enhance our capabilities to detect Internet security threats on a real-time basis. By utilizing this cloud architecture, we believe we are able to offer superior performance through reduced usage of user computing resources, particularly in comparison to traditional anti-virus software.

As the effectiveness of our cloud-based security technology increases with the size of our user cloud, growth of our user base enhances our capabilities of detecting new Internet security threats, which in turn helps us to attract even more users.

Leveraging our large user base, we are developing open platforms on which third-party Internet product and service providers, such as web game developers, e-commerce websites and software and application developers, offer their products and services. These open platforms allow us to effectively monetize our large user base through online advertising and revenue sharing arrangements with third parties. For example, our open platform for web games enables our users to access more than 70 web games provided by over 30 developers using their 360 accounts. Our open platforms enable our users to securely access a wide variety of products and services, which in turn enhances our users’ experience and loyalty and further grows our user base.

We have been able to leverage our large user base and our strong brand recognition to grow our paying customer and user base. We generate revenues primarily through offering the following services:

•                  Online advertising.  We offer advertising services by providing marketing opportunities on 360 Personal Start-up Page and other platform products to our advertising customers. We also offer search referral services to search engine companies.

•                  Internet value-added services.  We offer web games developed by third parties and provide remote technical support and other Internet value-added services to users.

We have grown significantly since we commenced operations in 2005. Monthly active users of our products increased from 290 million in December 2010 to 402 million in December 2011. Our revenue increased from $32.3 million in 2009 to $57.7 million in 2010 and $167.9 million in 2011. We first became profitable in 2009. Our net income increased from $4.2 million in 2009 to $8.5 million in 2010 and $14.5 million in 2011.

Products and Services

Core Security Products

Our two core Internet security products are 360 Safe Guard and 360 Anti-Virus.

360 Safe Guard is our flagship Internet security product and a one-stop solution for Internet security and system optimization. 360 Anti-Virus is an anti-virus application that uses multiple scan engines to protect our users’ computers against all kinds of malware, including traditional viruses, and may operate without Internet connection. These applications protect our users’ computers against Trojan horses, viruses, worms, adware and other forms of malware.

These two core Internet security products collectively provide users with robust and efficient protection against virus, malware and malicious websites, protect users’ privacy by preventing unauthorized access to and control of their computer system and optimize overall computer performance by removing unnecessary processes and unused junk files, automatically detecting and fixing vulnerabilities in operating system and third-party applications, and providing other security and performance optimizing services.

In December 2011, according to iResearch, 360 Safe Guard ranked first among all Internet security products in China with 363 million monthly active users and a user penetration rate of 84.7% in China, and 360 Anti-Virus ranked second only to 360 Safe Guard among all Internet security products in China and first among all anti-virus products in China, with 352 million monthly active users and a user penetration rate of 82.0% in China.

360 Safe Guard and 360 Anti-Virus both comprise multiple integrated security products. The main components of 360 Safe Guard and 360 Anti-Virus include:

Cloud-based anti-malware.    We believe that our cloud-based anti-malware is one of the most advanced and robust technologies in the Internet security industry. It relies on a large user base to provide information used to detect malware. Our centralized server cloud collects data, such as samples of malware, from our user base. These samples are sent to our cloud-based analytic systems for automatic real-time detection of new malware and updating of the blacklist and whitelist on a real-time basis.

During on-demand scans on and real-time protection of the user’s computer or mobile device, our cloud-based anti-malware submits the unique digital fingerprints of files and web pages from a user’s computer to our cloud query engines for malware detection. Our cloud query engines compare these fingerprints against our server-side blacklist and whitelist for matches before sending match results to the client side. Any file that matches our blacklist is immediately removed, quarantined or dealt with based on the user’s instructions, while a non-match to our whitelist is presumed to be suspicious and further analyzed by our other technologies.

Our cloud-based anti-malware has the following advantages over traditional Internet security products:

•                  it ensures minimal lag time between initial discovery of new malware on a single user’s computer or mobile device and protection of all users from that malware, thus providing real-time response to new threats and robust protection to our users;

•                  our large user base provides large amounts of data from which we can detect many forms of newly created and variant malware, which significantly enhances our malware detection capabilities; and

•                  it eliminates the need for a traditional signature database stored on a user’s computer, freeing up computer resources otherwise required by traditional Internet security products.

The effectiveness of cloud-based anti-malware depends primarily on the size of the user cloud and the amount of information that it provides. With nearly 400 million users reporting new and potential threats, our user community contributes to its own protection.

360 HIPS.    360 HIPS adopts proactive defense technology and achieves real-time protection against malware by monitoring the behaviors of a program rather than its programming code signature or digital fingerprint and using predetermined rules to decide whether the program is malicious. It provides multiple levels of protection, such as monitoring file usage, processes, web browsing and removable media and preventing malware from intruding our users’ computers. In addition, 360 HIPS provides application-level protection to users against hijacking of desktop shortcuts and web browsers. Proactive defense technology takes advantage of the collective intelligence and processing power of our cloud-based security system to accurately and efficiently identify and prevent malware and is particularly effective against unknown new malware.

360 Automatic Vulnerability Detection and Fix.    Since most Trojan horses attack a computer through its vulnerabilities, 360 Automatic Vulnerability Detection and Fix assesses the security status of a computer and automatically identifies, downloads and installs suitable vulnerability patches. It is a user-friendly tool for users to manage and safeguard the operating system and applications on their computers.

360 WebShield.    360 WebShield is an application for secure Internet browsing. Using a blacklist of malicious websites compiled through our user cloud and our server side detection system, 360 WebShield effectively blocks websites that may contain automatically downloaded malware or phishing or fraudulent content and warn users against these websites. 360 WebShield also filters advertisements, restores browser settings from and protects browser settings against unauthorized modification, scans downloaded files and maintains a clean and stable browsing environment.

360 Privacy Protector.    360 Privacy Protector protects users’ personal information and data stored on the hard drive of their computers. By identifying the files accessed by software programs running on a user’s computer and allowing the user to decide whether to grant access, it protects our users’ private files, including chat records and online banking information, against unauthorized access. In addition, with 360 Privacy Protector, our users can monitor the status of webcams on their computers to prevent peeping, utilize a strengthened and encrypted virtual drive to store their private and sensitive files with minimized risks of data loss or leakage and clear unwanted access history or records.

Quick PC Health Check.    Quick PC Health Check is a user-friendly tool to quickly monitor, diagnose and rate the security status and performance of a user’s computer. It also provides a user-friendly “one-click fix” to solve identified security risks, shorten the startup time and optimize system performance.

Our core mobile security product is 360 Mobile Safe. Launched in November 2009, 360 Mobile Safe is a security program for the Google Android, Apple iOS and Nokia Symbian smartphone operating systems. It scans for malware using our cloud-based security technology, blocks spam text messages, filters incoming phone calls based on user-input blacklists and whitelists, optimizes phone performance and speed and encrypts data for privacy protection in the event that the phone is lost or stolen. As of March 2012, 360 Mobile Safe had the largest share of approximately 60% in China’s mobile security market, according to iResearch.

Cloud Storage

Our Cloud Storage system offers users a space for file storage and the data backup. User data is encrypted and stored on our cloud servers in segments with at least two copies to ensure data security and integrity. Our unique segmentation redundancy technology enables users to restore a file with limited redundant data for high system reliability. Users can access and manage their files through PC software, web page and mobile platforms and enjoy the real-time synchronization among these platforms.

Platform Products

360 Browsers.    Our 360 browsers, such as 360 Safe Browser and 360 Speed Browser, are based on dual-core technologies and provide our users with a fast and secure browsing experience.  We also offer 360 Mobile Browser for the iOS and Android operating systems.  According to iResearch, in December 2011, 360 browsers had monthly active users of 255 million and user penetration rate of 59.5% in China.

Our 360 browsers can automatically block malicious websites, identify them among search results and scan files downloaded through the browser. Our 360 browsers also offer a “private browsing” option to allow users to surf the Internet anonymously without leaving historical access records. Furthermore, in addition to the traditional browser function of rendering web pages, our 360 browsers serve as an entrance for Internet related services, which we believe leads to greater user loyalty. For example, the microblog reminder function promptly notifies our users of new comments to and new followers of their microblogs, enabling them to better utilize social networking applications. In addition, 360 browsers’ online bookmark folders allow users to store their bookmarks in the cloud and access these bookmarks at any time in any location on PC and mobile devices with their 360 accounts.  Also, 360 browsers offer password manager to help users easily access multiple personal accounts on different online services through a secure cloud-based system. Through these additional features, we have been able to increase our users’ reliance on and loyalty to our products.

Officially launched in August 2011, our 360 mobile browsers’ cloud-based web page rendering may reduce up to 90% of data traffic, which helps to optimize speed and user experience.  Using 360 accounts, users can seamless synchronize bookmarks and personal settings between the Android, the iOS and PC platforms.

360 Personal Start-up Page.    Launched in 2009, 360 Personal Start-up Page serves as user’s start-up page aggregating popular and preferred web services and applications. As the default home page of our 360 browsers, 360 Personal Start-up Page allows users to access and utilize popular web applications from a convenient site. Eventually, it will also automatically customize the contents and design based on users’ preference and habit. In the fourth quarter of 2011, 360 Personal Start-up Page had 65 million average daily unique visitors and generated 235 million average daily clicks.

360 Application Desktop.    360 Application Desktop allows users to search and obtain various native applications for both personal computers and mobile devices, and access web applications through a secure and user-friendly platform. It provides an alternative way for our users to access Internet. We have established strong relationships with software and application developers to enrich the software and application offerings on 360 Application Desktop. As of December 2011, 360 Application Desktop had over 50 million monthly active users and over 180,000 third party applications.

Online Advertising

We utilize our extensive user traffic to offer online advertising services, including online marketing services and search referral services.

We offer online marketing services by providing links to our advertising customers’ websites or online applications on our platform products. We charge fees to our customers on a fixed, cost-per-sale or cost-per-

action basis.  These fees are determined based on the effectiveness of our advertising links, which is typically measured by active users, clicks and transactions directed from our platforms.

We also offer search referral services to search engine companies. Our 360 browsers and their default home page, 360 Personal Start-up Page, contain default search boxes that direct search traffic to search engines such as Google.com. These search engine companies pay us a pre-determined fee for each search originated from our 360 browsers and 360 Personal Start-up Page.

Internet Value-added Services

We offer Internet value-added services, including operating web games developed by third-parties and providing remote technical support and other Internet value-added services to users.

We operate third-party developed web games on our game platform. We provide game players a safe and convenient gaming environment.  Our game portfolio includes role-playing, strategy, sports and simulation games. Users can play these games directly on our game platform without downloading separate software. As of December 31, 2011, we offered over 70 games and had over 30 million registered users on our game platform.  We share revenues from game operations with game developers pursuant to the terms of our cooperation agreements.

We also offer remote technical support. When users encounter security issues, they can request our staff to provide live technical assistance and remote troubleshooting for a service fee on a per-case basis. We also provide monthly and annual subscriptions for this service.

Our Technology

Cloud-based Technologies

We have developed leading cloud-based security technology, cloud computing technology and cloud storage technology.

Our cloud-based security technology is composed of three parts: a cloud-based database of blacklisted and whitelisted program files, the automatic scanning and analysis of potential malware and malicious websites and 360 security software installed on users’ computers. It compares the unique digital fingerprint of a program file to a blacklist of confirmed malware and malicious websites and whitelist of confirmed safe program files stored on our central servers. The blacklist and whitelist are updated by information retrieved from and submitted by our user cloud on a real-time basis. In December 2011, we scanned and analyzed an average of over 59 million suspicious file samples per day. Our blacklist contains over 1,320 million malware samples, and our whitelist contains over 30 million safe program files.

We believe our cloud computing technology is one of the most advanced proprietary server-side cloud computing technologies in the Internet and mobile security industry. It combines the strengths of our large-scale parallel computing technology, our mass data storage technology, our high performance inquiry and search engine technology and our QVM malware detection technology.

Our cloud storage system is based on our unique segmentation redundancy technology, which enables us to restore a file with limited redundant data and greatly improves the storage reliability and security for our users’ data. We possess know-how to customize servers to store greater amounts of data with lower power consumption. In addition, we have developed software for users to implement our cloud storage and data backup and restore technology, which supports automatic incremental backup of users’ designated files while ensuring the safety and confidentiality of such files.

Dual-core Browser

Our 360 browsers integrate Trident, the core browser technology of Microsoft’s Internet Explorer and Webkit, the open-source core browser technology of Google Chrome, and automatically switch between these two core technologies seamlessly to provide our users with an optimized browsing experience. Webkit increases the speed of opening web pages, while Trident improves the compatibility of our 360 browsers with online banking and video display web pages. We have also developed technologies to minimize the memory usage of our 360 browsers to prevent decreases in performance after long periods of use, and isolate individual web page crashes to prevent browser deadlocks when visiting certain pages. Our 360 browsers also incorporate multiple security features, including the Microsoft DEP/NX exploit protection mechanism, anonymous browsing and the functions of 360 WebShield and sandbox technology.

Qihoo Search Engine Technology

Qihoo search engine technology consists of our proprietary search engine technologies, including a scalable spider system for crawling web pages, a scalable parallel computing platform for processing and analyzing web pages, a massive data storage platform, a high-performance indexing system and a high-performance query engine technology. Our search engine primarily focuses on online community content. It has indexed more than 10 billion web pages and captures 20 million new web pages on a daily basis. Core components of Qihoo search engine technology are used in our cloud-based security system to augment our ability to screen massive amounts of program files and Internet content and quickly identify threats.

Mobile Security Technology

Our mobile security technology scans for malware using our cloud-based technologies, blocks spam text messages, filters incoming phone calls based on user-input blacklists and whitelists and intelligent algorithms, monitors network accessing processes, optimizes phone performance and encrypts data for privacy protection in the event that the phone is lost or stolen. It supports the Google Android, Apple iOS and Nokia Symbian smartphone operating systems.

QVM

QVM is our proprietary technology that detects malware through an artificial-intelligence algorithm capable of machine learning to recognize new forms of malware. QVM technology offers a robust model for recognizing malware characteristics using the massive amount of data that we have compiled on confirmed malware in our blacklist and verified safe programs files in our whitelist. This model is used as a basis for a detection algorithm which is automatically enhanced and updated with new malware samples submitted by our users to our servers.

Program files that do not appear in our blacklist and whitelist are scanned using QVM, and any “hits” returned by this technology are presumed to be malicious and removed or quarantined. As malware is constantly being created or morphing, QVM has the advantage of being able to detect threats that have not been previously identified. According to PC Security Labs, an independent security product test organization, QVM has a detection rate of 74.9% for unknown new malware, which surpasses most heuristic detection technologies.

360 HIPS

360 HIPS adopts a proactive defense technology that focuses on monitoring behaviors and actions performed by malware rather than its programming code signature or digital fingerprint. Generally, even if malware evades detection by our cloud-based security and QVM technologies, it must still perform certain actions to achieve its creator’s intentions, such as modifying system settings and accessing confidential information. 360 HIPS proactive defense technology monitors a computer’s running processes during procedures such as web browsing, downloading, software installation and data transmission and assesses these actions based on a pre-determined algorithm. If a process is deemed to be dangerous, the user is notified and information relating to that process is transmitted to our central servers for further processing. This proactive defense technology takes advantage of the collective intelligence and processing power of our cloud architecture to accurately and efficiently determine whether an action performed by a program is malicious.

360 Protector

360 Protector is a security system to provide users with protection in different processing environments, including online shopping, searches, downloads, content streaming, removable disk installation and email services. Our two proprietary proactive defense technologies, 360 HIPS and the sandbox technology, enable this system to intelligently monitor the user’s behaviors and actions and provide relevant protection through a pre-determined algorithm.  If a computing process is deemed to be suspicious, the user will be notified and such process will be isolated in a virtual environment where malicious actions can be performed without actual consequence to the user’s computer.  In December 2011, 360 Protector blocked an average of approximately 15 million Trojan horses on a daily basis, of which approximately two million originated from online downloads and 3.5 million originated from removable disk installations.

Malicious Web Page Detection Technology

Our proprietary automated detection system for malicious web pages is a core component of our cloud-based security system. It automatically tests and recognizes malicious websites with an accuracy rate of over 99%. This detection system uses a collection of techniques, including simulated vulnerability environments, search spiders, collections of suspicious websites compiled by our user base and monitoring of browser processes and actions. We have also collected large amounts of data on phishing and fraudulent websites and used this information and machine-learning technology to develop an artificially intelligent algorithm for recognition of phishing and fraudulent websites.

System Rescue and Recovery Technology

Our system rescue and recovery technology, along with our cloud-based security system, allows for the recovery of damaged systems with crucial files that have been modified by malware or user error. It is able to restore the damaged system with optimal settings and correct system files retrieved from our whitelist database on our server cloud. This technology also specifically aims to detect and remove sophisticated Trojan horses.

System Performance Optimizing and Power Saving Technologies

Our system performance optimization technology assists our users to optimize the system settings and improve the system performance of their computers. It manages hard drive, desktop, documents, Internet browsing and security settings to reduce system start-up time and increase operating speed. It also cleans the registry, recycle bin, Internet access history and system patch files, improves hard drive performance through testing and defragmentation and automatically updates and backs up system files.

Our hardware diagnosis and power saving technology effectively diagnoses hardware status, saves power, prevents hardware malfunctions and prolongs the battery life of a computer by closely monitoring its power consumption and the temperature of its key components. This technology can be used on desktop, notebook and other personal computers.

Product Development

To maintain and enhance our leadership position in the Internet industry, we will continue to invest in product development to enhance and increase our product offerings. Our primary product development goals are to develop security products, cloud-based services, mobile Internet products and other Internet products and services and strengthen our products and services and enhance user experience. We also aim to focus our product development efforts on expanding our other Internet-based product offerings.

As of December 31, 2011, our product development team consisted of 1,166 development and technical staff members, approximately 77.8% of whom held bachelor’s or more advanced degrees.

Our internally developed technologies include our cloud-based security system, QVM, 360 HIPS, Qihoo search engine technology, cloud storage and other technologies. See “— Our Technology.”

Our product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets. Product development expenses represented 33.0%, 42.5% and 38.7% of total revenues for each of the three years ended December 31, 2009, 2010 and 2011, respectively.

Network Infrastructure

Our network infrastructure is administered by our operations department, which handles hardware, system and network operation and maintenance. Our systems are designed for scalability and reliability to support growth in our user base. We lease bandwidth from telecommunication operators such as China Telecom, China Unicom and China Mobile to connect to the national Internet backbone. We believe that our current network facilities and broadband capacity provide us with sufficient capacity to carry out our current operations.

While we believe that our network infrastructure and maintenance will likely prevent network interruption resulting from attacks by hackers, there remains a possibility that such attacks could result in delays or interruptions on our network. For a further discussion, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to effectively provide our products and services, which could affect our reputation and harm our operating results.”

Customers

Our customers primarily comprise customers for our online advertising services, such as search engines who pay us for directing search traffic and third-party websites who pay us for displaying their links on our platform products.

In 2009, 2010 and 2011, we had 139, 210 and 350 customers for our online advertising services. Our five largest customers accounted for approximately 27.8%, 35.1% and 27.9% of our total revenues for each of the three years ended December 31, 2009, 2010 and 2011, respectively.

Game Developers

We operate third-party developed web games on our game platform and generate revenue from selling in-game currencies online which are used by game players to purchase virtual items in these games.  We collect payments from game players in connection with the sale of in-game currencies and remit certain agreed-upon percentages of the proceeds to the game developers.

Suppliers

Our suppliers are primarily providers of servers, network equipment and bandwidth that we need to maintain our network infrastructure and operations. Our suppliers of Internet data centers, or IDC, host our servers in 58 cities across 28 provinces in China. Our primary IDC suppliers include China Telecom, China Unicom and China Mobile. Our largest supplier accounted for approximately 17.3%, 9.4% and 14.8% of our total purchases for each of the three years ended December 31, 2009, 2010 and 2011, respectively. Our five largest suppliers accounted for approximately 47.4%, 34.5% and 43.4% of our total purchases for each of the three years ended December 31, 2009, 2010 and 2011, respectively.

Under our agreements with IDC service providers, we lease server racks and bandwidth and the providers guarantee that the error rate, which is defined as accumulated failure time per month, will not exceed a very limited duration per calendar month. The agreements typically last for one year, some of which are automatically renewable for additional one-year terms unless terminated by either party.

We also purchase servers, office computers and other fixed assets for our operations, primarily from PRC suppliers.

Sales and Marketing

We have historically relied primarily on “word-of-mouth” from our large user base as a sales and marketing tool for our products and services. Trust and reliance by over 400 million users is a key driver for the growth of our business, as potential new users hearing positive feedback from their friends and colleagues are more likely to try our products and services, which in turn enhances our “360” brand. Our public relations strategy is focused on events related to our products and services, such as the launch of a new product or service, the update of existing products and services and awards and certifications we received for our products and services.

Since 2010, we have conducted advertising campaigns to reach a large number of potential users and customers. We also cooperate with mobile operators to promote our mobile security products.  We expect to continue to control our sales and marketing expenses in the future by focusing on advertisements that we believe will provide significant benefits to our user base and brand recognition.

Intellectual Property

We rely on a combination of patent, copyright, trademark, software registration, non-competition and trade secret laws and agreements with our employees to establish and protect our intellectual property rights. All of our employees enter into agreements requiring them to keep confidential all proprietary and other information relating to our customers, methods, technologies, business practices and trade secrets. These agreements also stipulate that all software, inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property rights in the Internet and telecommunications-related industries are uncertain and still evolving. Infringement and misappropriation of our intellectual property could materially harm our business. See “Item 8. Financial Information — Legal and Administrative Proceedings.”

As of December 31, 2011, we had 127 registered trademarks in China and held copyrights to 124 software programs covering almost all of our products. As of December 31, 2011, we had 130 pending patent applications.

We have registered the domain name “360.cn” with China Internet Network Information Center. In addition to these domain names, we have registered 133 domain names with various domain name registration services as of December 31, 2011.

We currently license malware scanning engines and signature libraries and other security technologies from third parties, such as BitDefender SRL.

Competition

We primarily compete with Internet security product and service providers and PRC-based Internet companies.

The Internet security market in China is competitive among existing industry players, but contains high barriers to entry which make it difficult for new entrants to succeed, including:

•                  Brand.    The technological reputation of a brand is particularly important in the Internet security market, as users need to completely trust and rely on a service provider’s security software. To compete with the well-established brand of existing industry players, new entrants must commit significant resources to marketing and promotion.

•                  User base.    Cloud-based security technology has come to the forefront of the Internet security industry in recent years, and requires a large user cloud to be effective. It is difficult for new entrants with small user clouds that cannot detect malware effectively to attract users.

•                  Technology.    Cloud-based security technology requires a significant amount of technological expertise, infrastructure and resources. New entrants face significant lag time in developing their own technologies and establishing the infrastructure necessary to operate.

•                  Software.    Internet security software is generally mutually exclusive, meaning that an Internet user generally uses security software from a single software provider. It is difficult for new entrants to the market to capture users from existing and established brands.

•                  Business model.    We have established our broad user base through providing high quality pan-security products free of charge and generate revenues by leveraging that user base. New entrants into the Internet security market do not have the user base or the brand recognition to follow this business model successfully.

According to iResearch, in December 2011, we had 395 million monthly active users of our Internet security products, representing a user penetration rate among all Chinese Internet users of 92.1% in China. We believe that our technological know-how, large user base and established reputation in the Internet security market provide us with significant competitive advantages.

We also compete with PRC-based Internet companies that build Internet platforms to offer similar value-added and online advertising services as we do. Our primary competitor in this market is Tencent, the largest Internet company in China in terms of revenue. In December 2011, Tencent’s QQ instant messaging software had an active user penetration rate in China of 91.5%, according to iResearch.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Regulations Relating to Our Business

Telecommunications Regulations

The PRC Telecommunications Regulations implemented on September 25, 2000 sets out a regulatory framework for telecommunications services providers in China. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations categorize telecommunications services into basic telecommunications services and value-added telecommunications services. According to the Catalogue of Telecommunications Business attached to the Telecommunications Regulations, information services provided via fixed network, mobile network and Internet belong to value-added telecommunications services.

Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated in December 2001 and amended in September 2008, or the FITE Regulations. The FITE Regulations requires foreign-invested telecommunications enterprises in China to be established as Sino-foreign equity joint ventures. In addition, pursuant to the FITE Regulations and the relevant WTO agreements, foreign investors in a foreign-invested telecommunications enterprise engaging in value-added telecommunications services may hold up to 50% of the equity interest of such enterprise. The relevant rules do not impose geographic restrictions on the operations of a foreign-invested telecommunications enterprise.

However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals.

In July 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the 2002 Administrative Rules on Foreign-invested Telecommunications Enterprises. According to the MIIT Notice, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business licenses. Under the MIIT Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications license to foreign investors in any form, nor may they provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China.

On September 28, 2009, the PRC General Administration of Press and Publishing, or the GAPP, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP notice. The GAPP notice provides that foreign investors are not permitted to invest in online game operation businesses in China through wholly-owned joint ventures or cooperative joint venture investments and prohibits foreign investors from gaining control over or becoming domestic online game operators through indirect ways such as establishing other joint venture companies or contractual or technical arrangements. There are still substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the MIIT circular and the GAPP notice.

Internet Content Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures. According to the Internet Measures, commercial operators of Internet information services in China must obtain a value-added telecommunications license, or ICP license, from the relevant government authorities.

Information Security and Censorship

National security considerations are an important factor in the regulation of Internet content in China. According to the Decision of the Standing Committee of the National People’s Congress on Maintaining Internet Security, the following actions may be regarded as violations of laws and are subject to penalties, including criminal sanctions: (i) breaking into a computer or a system of strategic importance; (ii) disseminating politically disruptive information; (iii) leaking state secrets; (iv) spreading false commercial information; or (v) infringing intellectual property rights.

In addition, the MPS promulgated measures on December 16, 1997 that prohibit the use of the Internet in ways which, among other things, result in a leakage of national secrets or the distribution of socially destabilizing content. On December 13, 2005, the MPS promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which require all ICPs to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The ICPs must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If the ICPs violate these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, the PRC State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking national secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

Internet Privacy

In recent years, PRC government authorities have legislated on the use of the Internet to protect personal information from unauthorized disclosure. For example, the Internet Measures prohibits an Internet information services provider from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICPs that provide electronic messaging services shall not disclose any user’s personal information to any third party without such user’s consent, unless the disclosure is required by law. ICPs are subject to legal liability if unauthorized disclosure results in damages or losses to users. In addition, the PRC regulations authorize the relevant telecommunications authorities to demand rectification of unauthorized disclosure by ICPs.

The PRC laws do not prohibit ICPs from collecting and analyzing person information of their users. The PRC government, however, has the power and authority to order ICPs to submit personal information of an Internet user if such user posts any prohibited content or engages in illegal activities on the Internet.

Advertising Business

Foreign Ownership in Advertisement Business:

The principal regulations governing foreign ownership in advertising businesses in China include:

•                  The Foreign Investment Industrial Guidance Catalog;

•                  The Administrative Regulations on Foreign-invested Advertising Enterprises; and

•                  The Circular Regarding Investment in the Advertising Industry by Foreign Investors through Equity Acquisition.

These regulations require foreign entities that directly invest in the PRC advertising industry to have at least a two-year track record with a principal business in the advertising industry outside China. Since December 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are also required to have at least a three-year track record with a principal business in the advertising industry outside China. PRC laws, rules and regulations do not permit the transfer of any approvals or licenses, including business licenses containing a scope of business that permits engagement in the advertising business.

As a result of the current PRC laws, rules and regulations that impose substantial restrictions on foreign investment in the Internet and advertising businesses in China, we conduct this portion of our operations through a series of contractual arrangements among our PRC subsidiaries and our consolidated controlled entities. See “ Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements among Qizhi Software, the VIEs and the Respective Shareholders of the VIEs.”

Competent Authority Governing Advertisement Business:

SAIC is responsible for regulating advertising activities in China. The principal regulations governing advertising in China, including online advertising, include:

•                  The Advertising Law;

•                  The Administration of Advertising Regulations; and

•                  The Implementation Rules for the Administration of Advertising Regulations.

These regulations stipulate that companies that engage in advertising activities in China must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

Software Products

According to the PRC Regulation of Computer Information System Security and the Administrative Measures on Inspection and Sales License of Security Products for Computer Information System, sale of security products for computer information system, including hardware and software products, requires approval and a sales license. A new sales license is required if an approved security product has any functional changes.

On March 1, 2009, MIIT issued the Administrative Measures on Software Products, or the Software Measures, to regulate software products and promote the development of the PRC software industry. The Software Measures provide for a registration and filing system for software products both made in China and imported from overseas and require registration of all software products with the competent local government authorities in charge of software industry administration. Registered software products may enjoy certain preferential treatments granted by relevant software industry regulations. Software developers or producers may sell or license their registered software products directly or through distributors. Each registration is valid for five years and renewable upon expiration.

Regulation of Electronic Publications and Internet Publishing

The Rules for the Administration of Electronic Publications, or Electronic Publication Rules, regulate the production, publishing and import of electronic publications in the PRC. In addition, under the Provisional Measures for Administration of Internet Publication promulgated, Internet publishing is broadly defined as any act of Internet information providers to select, edit and process content or programs and post such content or programs on the Internet for users to view, use or download, including books, newspapers, electronic publications and so on. Under relevant rules and measures issued by the GAPP, providing online download services of software may be deemed as Internet publishing activities, which require an Internet publishing license.

Web Games and Virtual Currency

The Provisional Regulations for the Administration of Online Culture promulgated in 2003 and as amended in 2004 and 2011 applies to entities engaging in activities related to “online cultural products,”

 including music and video files, network games, animation features, audiovisual products, performed plays and artwork converted for dissemination via the Internet. Such entities are required to apply for an online culture operating permit from the relevant local branches of the Ministry of Culture, or the MOC, for engaging in any of the following types of activities:

•                  production, duplication, importation, wholesale, retail, leasing or broadcasting of online cultural products;

•                  dissemination of online cultural products on the Internet or transmission of such products to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, using or downloading such products; or

•                  exhibition, competitions or other activities involving online cultural products.

Notice 35 issued by the State Commission Office for Public Sector Reform on September 17, 2009 interprets the responsibilities of relevant governmental authorities on the administration and supervision of the animation, online game and culture market. Notice 35 provides that the GAPP shall be responsible for reviewing a online game before its publication on the Internet and the MOC shall administer and supervise published online games.

Furthermore, the Provisional Measures for the Administration of Online Games, or the Online Game Measures, strengthens the MOC’s supervision of the development, production, online operation and issuance of online games, including web games, virtual currency. A company shall obtain the online culture operating permit in order to conduct online game operation and issuance and transaction of virtual currency. Such permit is valid for three years and renewable before its expiration. The Online Game Measures sets out detailed restrictions on online game operations, such as examination and filing of web games’ content, installment of anti-fatigue system and implementation of real-name registration. In addition, based on the Online Game Measures, the virtual currency issued by a web game operator could be only used to exchange such operator’s online game products.

On February 15, 2007, the MOC, the People’s Bank of China and other relevant government authorities jointly issued the Notice on Internet Cafes. The Notice on Internet Cafes authorizes the People’s Bank of China to strengthen the administration of virtual currency in web games in order to avoid any adverse impact on the economy and financial system. This notice strictly limits the total amount of virtual currency that a web game operator can issue and an individual game player can purchase. It also distinguishes virtual transactions from real transactions through electronic commerce and that specifies virtual currency should only be used to purchase virtual items.

Laws Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and has been a member of the Agreement on Trade related Aspects of Intellectual Property Rights since its accession to the WTO in December 2001.

Patent Law

In accordance with the PRC Patent Law, the State Intellectual Property Office is responsible for administering patents in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patents within their respective jurisdictions.

The Chinese patent system adopts a “first to file” principle, which means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement upon patent rights.

Trademark Law

In accordance with the PRC Trademark Law, the Trademark Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks in China. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes.

As with patents, China has adopted a “first-to-file” principle for trademarks. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced.

Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within six months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years.

Copyright

The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

The Rules of Protection on Information Network Dissemination Rights address copyright issues relating to the Internet. In addition, the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes Over Internet Copyright, or the Interpretations, establish joint liability for ICPs who knowingly infringe upon other’s copyright or refuse to remove the infringing content after receiving notice from the holder of the copyright. The Interpretations also provides that any act to circumvent the technologies designed to protect copyrights constitutes copyright infringement.

Regulation of Foreign Currency Exchange and Dividend Distributions

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under the Regulations, RMB are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. In order to convert RMB for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, the prior approval of, and registration with, SAFE are required.

On August 29, 2008, SAFE promulgated Circular 142, which regulates the purposes for which foreign-invested companies may convert foreign currency into RMB. The notice requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Violations of Circular 142 can result in severe penalties, including heavy fines. Furthermore, SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the regulation over settlement of net proceeds from overseas offerings like our initial public offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering.

The dividends paid by a subsidiary to its overseas shareholders are deemed income to the shareholders and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign currency, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution

The principal regulations governing distributions of dividends of foreign holding companies include the Foreign-invested Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign-invested Enterprise Law (2001).

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Circular 75

SAFE issued on October 21, 2005 Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which became effective on November 1, 2005, pursuant to which (i) a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic tie to the PRC, who is referred to as a “PRC resident” in this circular, must register with the local branch of the SAFE before it establishes or controls an overseas SPV, for the purpose of overseas equity financing; (ii) when a PRC resident contributes assets of or equity interests in a domestic enterprise into an overseas SPV, or engages in overseas financing after contributing assets or equity interests into a SPV, such PRC resident must register his or her interest in the SPV and the change thereof with the local branch of the SAFE; and (iii) when the SPV undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or merger and division, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. To further clarify the implementation of Circular 75, the SAFE issued several regulations. These regulations require PRC residents to register with local branches of SAFE in connection with their direct or indirect offshore investment activities and PRC subsidiaries are required to coordinate and supervise such filing and registration. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in SPVs will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE to reflect any material change. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent, and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions. Furthermore, the responsible persons and other persons in such PRC subsidiaries who are held directly liable for the violations may be subject to administrative sanctions.

Failure to comply with the above SAFE rules may result in restrictions on the foreign exchange activities of the onshore company, including restricting its PRC subsidiaries’ ability to pay dividends to, or obtain foreign-denominated loans from, the offshore parent, or prevent the offshore parent from making distributions or paying dividends. PRC residents who control our company from time to time are required to register with SAFE in connection with their investments in us.

Circular 7

On December 25, 2006, the People’s Bank of China issued the Administrative Measures of Foreign Exchange Matters for Individuals, and SAFE issued implementation rules on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans, stock option plans or related plans in which onshore individuals participate require the approval of SAFE or its authorized branch. On February 15, 2012, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or Circular 7.

Under Circular 7, PRC residents who participate in an employee stock option plan in an overseas publicly-listed company are required to register with SAFE or its local office and complete certain other procedures. A PRC agent, which could be the PRC subsidiary of such overseas publicly-listed company, is required to retain a financial institution with stock brokerage qualification at the listing place or a qualified institution to handle matters relating to the exercise or sale of share options. We and our PRC employees, directors and senior management who receive share options will be subject to these regulations when we are listed in the United States. Our 2006 employee share option scheme has been filed with and approved by SAFE.  However, if we or our PRC optionees fail to comply with these regulations or any of our future share incentive plans are not filed with or approved by SAFE, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the New M&A Rules, which became effective on September 8, 2006. The New M&A Rules require offshore special purpose vehicles controlled directly or indirectly by PRC companies or individuals and formed for the purpose of listing equity interests in PRC companies on overseas exchanges to obtain CSRC approval prior to such listing.

On September 21, 2006, the CSRC published procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require filing documents with the CSRC and take several months to complete. The application of this new PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the CSRC approval requirement.

PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review. On February 3, 2011, the General Office of the State Council issued the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which sets out the scope, content, work mechanism and procedures of the security review. The MOFCOM Security Review Rules, effective from September 1, 2011, which implement the aforementioned Notice, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

Labor Laws

The principal labor laws and regulations in the PRC include the PRC Labor Law, the PRC Labor Contract Law, the Implementation Rules of the PRC Labor Contract Law, the Work-related Injury Insurance Regulations, the Interim Provisions on Registration of Social Insurance and the Interim Regulations on the Collection and Payment of Social Insurance Fees. Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must enter into written labor contracts with full-time employees in order to establish an employment relationship.

Employers must pay their employees wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training regarding workplace safety. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in fines or other administrative sanctions or, in the case of serious violations, criminal liability.

C.                                     Organizational Structure

The following chart illustrates our corporate structure, including our principal operating subsidiaries, consolidated affiliated entities and our ownership structure, as of the date of this annual report:

The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
Qizhi Software (Beijing) Co., Ltd.	China	100%
Tianjin Qisi Technology Co., Ltd.	China	100%
Qiji International Development Limited	Hong Kong	100%
360 International Development Co. Limited	Hong Kong	100%
Qifei International Development Co. Limited	Hong Kong	100%

D.                                    Property, Plant and Equipment

Our principal executive offices are located at Block 1, Area D, Huitong Times Plaza, No. 71 Jianguo Road, Chaoyang District, Beijing, China.  We lease approximately 30,000 square meters of office space in Beijing and other cities in China.

Item 4A.                                                  UNRESOLVED STAFF COMMENTS

None.

Item 5.                                                           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “— F. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information — D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.                                   Operating Results

Overview

We are the No. 2 Internet company in China as measured by user base. In December 2011, we had 402 million monthly active users of our products, representing a user penetration rate among all Chinese Internet users of 93.8% in China, according to iResearch.

We are also the No. 1 provider of Internet and mobile security products in China as measured by user base, according to iReseach. In December 2011, we had 395 million monthly active Internet security product users, representing a user penetration rate of 92.1% in China, according to iResearch. We offer all of our Internet and mobile security products free of charge and generate revenue primarily through offering the following services:

•              Online advertising.  We offer advertising services by providing marketing opportunities on 360 Personal Start-up Page and other platform products to our advertising customers. We also offer search referral services to search engine companies.

•              Internet value-added services.  We offer web games developed by third parties, provide remote technical support and other Internet value-added services to users.

•          Other services.  On an ad-hoc project basis, we also offer IT outsourcing and systems integration services to enterprise customers. This is not our core business and its contribution to our revenues is insignificant.

In addition, we also generate revenue through selling anti-virus software developed by third parties. We significantly decreased our sales of third-party anti-virus software since the fourth quarter of 2009, as we began to offer 360 Anti-Virus to users free of charge. We expect our revenues from sales of third-party anti-virus software to continue to decrease.

We charge customers advertising fees for providing links to their websites or online applications on our 360 Personal Start-up Page and other platform products. We charge fees to our customers on a fixed, cost-per-sale or cost-per-action basis.  These fees are determined based on the effectiveness of our advertising links, which is typically measured by active users, clicks and transactions directed from our platforms.  Our 360 browsers and their default home page, 360 Personal Start-up Page, also contain default search boxes that direct search traffic to search engines such as Google. These search engine companies pay us a pre-determined fee for each search originated from 360 browsers and 360 Personal Start-up Page.

We offer web games developed by third parties under revenue sharing arrangements with the game developers.

We have grown significantly since we commenced operations in 2005. Monthly active users of our products increased from 290 million in December 2010 to 402 million in December 2011. Our revenue increased from $32.3 million in 2009 to $57.7 million in 2010 and $167.9 million in 2011. We first became profitable in 2009. Our net income increased from $4.2 million in 2009 to $8.5 million in 2010 and $14.5 million in 2011.

The most significant factors that affect the financial performance and results of operations of our business are:

•                  User base;

•                  Pricing and revenue sharing;

•                  Revenue mix; and

•                  Product development.

User base

Our success in generating revenue, especially from our online advertising and Internet value-added services, largely depends on our ability to maintain and increase the number of users of our products and services. The size of our user base drives the online traffic or transactions originated from our platform products for which we get paid by our online advertising customers. The number of users using our platform products also represents the size of the addressable market for our Internet value-added services and the potential for generating additional sources of revenues. In order to attract and retain users, we must continue to invest significant resources to provide comprehensive and effective products and services.

Pricing and revenue sharing

We charge fees to our customers on a fixed, cost-per-sale or cost-per-action basis.  These fees are determined based on the effectiveness of our advertising links, which is typically measured by active users, clicks and transactions directed from our platforms. We charge search engines a pre-determined fee for each search originated from our websites and platform products. In both cases, we have been able to increase our fee rates as our advertising platform becomes more effective as measured by the increase in Internet traffic or transactions that we are able to originate. However, our ability to increase fee rates is limited by the competitive landscape and subject to acceptance by our customers. As our web games and software sales business are based on revenue sharing arrangements with third-party developers, our revenue depends in part on our percentage share of the revenues we generate.

Revenue mix

Our revenues and costs of revenues are affected by changes in our revenue mix. In 2008 and 2009, we generated a substantial portion of our revenues from sales of third-party anti-virus software. In the second half of 2009, we started offering 360 Anti-Virus to users free of charge as we adopted the business model of offering free Internet and mobile security products to build up a large and loyal user base and generating revenues through providing Internet services, including online advertising and Internet value-added services. In the fourth quarter of 2009, we significantly decreased sales of third-party anti-virus software and focused on providing Internet services. As a result, revenues from sales of third-party anti-virus software as a percentage of total revenues decreased from 50.4% in 2009 to 6.7% in 2010, and to 0.5% in 2011. Meanwhile, revenues from online advertising increased from 43.1% in 2009 to 67.3% in 2010 and 73.3% in 2011, and revenues from Internet value-added services increased from 6.4% in 2009 to 25.7% in 2010 and 26.0% in 2011. As we further expand our business, our revenue mix may continue to change, which may affect our results of operations for future periods.

Product development

In order to attract and retain users, we have invested significant resources in developing security products, cloud-based services, mobile Internet products and other Internet products and services so as to develop and strengthen our products and services and enhance user experience. In 2009, 2010 and 2011, our product development expenses were $10.7 million, $24.5 million and $65.0 million, respectively, representing 33.0%, 42.5% and 38.7% of our revenues in the corresponding periods. We expect our product development expenses to continue to increase as we endeavor to develop attractive products and services that enable users to enjoy a more secure and a higher quality Internet experience.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Revenues

Our revenues increased by 78.5% from $32.3 million in 2009 to $57.7 million in 2010, and by 191.1% from $57.7 million in 2010 to $167.9 million in 2011. The following table sets forth our revenues by source both in absolute amounts and as percentages of total revenues for the periods indicated:

	Year Ended December 31,
	2009	%	2010	%	2011	%
	($ in thousands, except percentages)
Revenues:
Internet services	16,010	49.6	53,790	93.3	166,961	99.5
Online advertising	13,928	43.1	38,826	67.3	123,048	73.3
Internet value-added services	2,050	6.4	14,774	25.7	43,567	26.0
Other services	32	0.1	190	0.3	346	0.2
Sales of third-party anti-virus software	16,292	50.4	3,875	6.7	890	0.5
	32,302	100.0	57,665	100.0	167,851	100

Revenues from Internet Services.

Our revenues from Internet services comprise revenues from online advertising, revenues from Internet value-added services and revenues from other services.

Online Advertising.  Customers of our online advertising business primarily consist of third-party websites who place links on our platform products (such as 360 Personal Start-up Page) and search engines that pay us fees for generating search traffic from platform products.

We charge fees to our customers on a fixed, cost-per-sale or cost-per-action basis.  These fees are determined based on the effectiveness of our advertising links, which is typically measured by active users, clicks and transactions directed from our platforms.

For search engines, we charge a pre-determined fee for each search query that we originate, up to a pre-determined limit in certain cases. Our fee may be renegotiated if the number of referred searches exceeds the agreed limit. Our agreements with the search engines usually have a term of one year and are renewable upon both parties’ written agreement.

Internet Value-added Services.  Our Internet value-added services include offering web games developed by third parties, providing remote technical support and other Internet value-added services to users.

We select and offer popular web games developed by third-party game developers on our game platform. Our game portfolio includes role-playing, strategy, sports and simulation games. Users can play these games directly on our game platform without downloading separate software. We offered over 70 games, with a combined registered player base of over 30 million as of December 31, 2011. We share revenues from game operations with game developers according to the terms of our cooperation agreements.

Other Services

We also generate an insignificant amount of revenue from other ad-hoc services, such as IT outsourcing and system integration services to enterprise customers.

Revenues from Sales of Third-party Anti-virus Software

We purchase software from third-party anti-virus software developers for online resale to users.

Cost of Revenues and Operating Expenses

The following table sets forth the cost of revenues and operating expenses, both in absolute amounts and as percentages of total revenues for the periods indicated:

	Year Ended December 31,
	2009	%	2010	%	2011	%
	($ in thousands, except percentages)
Revenues:	32,302	100.0	57,665	100.0	167,851	100.0
Cost of revenues:
Internet services	1,790	5.5	5,566	9.7	18,680	11.2
Sales of third-party anti-virus software	6,600	20.5	1,185	2.0	238	0.1
Total cost of revenues	8,390	26.0	6,751	11.7	18,918	11.3
Operating expenses
Selling and marketing	6,256	19.4	12,603	21.8	46,836	27.9
General and administrative	2,531	7.8	5,051	8.8	19,054	11.4
Product development	10,664	33.0	24,505	42.5	65,049	38.7
Total operating expenses	19,451	60.2	42,159	73.1	130,939	78.0

Cost of Revenues

Cost of revenues consists of cost of Internet services and cost of sales of third-party anti-virus software.

Cost of Internet services primarily consist of business tax and surcharges, payment collection costs, costs of bandwidth and utilities, depreciation of equipment and other costs. Our Internet services are subject to PRC business tax and related surcharges on our revenue. We expect our business tax and surcharges will continue to increase in line with increases in our revenues. Payment collection costs in connection with Internet services represent the fees that we pay to providers of mobile payment and online banking services for processing payments from our users. Other costs incurred in connection with Internet services primarily comprise salaries and benefits for service operation personnel and authorization fees for the operation of third-party games.

Cost of sales of third-party anti-virus software primarily consists of value added tax surcharges, payment collection costs and cost of purchasing third-party anti-virus software. Payment collection costs in connection with sales of third-party anti-virus software represent the fees that we pay to providers of mobile payment and online banking services for processing payments from software purchasers. We also incur costs of purchasing third-party anti-virus software that we resell.

Operating Expenses

Our selling and marketing expenses primarily consist of salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel and advertising and promotion expenses. We expect to incur higher selling and marketing expenses as we intensify our efforts to build our brand and promote our products and services.

Our general and administrative expenses primarily consist of salaries and benefits, including share-based compensation expenses, for our administrative personnel and fees that we pay to legal, accounting and other professional service providers. We expect to incur higher general and administrative expenses as we expand our operations.

Our product development expenses relate to the research, development and strengthening of our security products, cloud-based services, mobile Internet products and other Internet products and service. Our product development expenses primarily consist of salaries and benefits, including share-based compensation expenses, of our product development personnel, costs of bandwidth and utilities, license and technical service fees, depreciation of equipment and amortization of acquired intangible assets. We expect product development expenses to continue to increase as we continue to develop and enhance products and develop technologies related to the Internet, such as browser and mobile Internet technologies.

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	($ in thousands)
Share-based compensation expenses included in:
Cost of revenues	—	—	16
Selling and marketing	479	524	31,455
General and administrative	151	337	4,549
Product development	1,294	3,145	11,969
Total	1,924	4,006	47,989

We expect to continue to grant share options and nonvested shares under our share incentive plans and incur further share-based compensation expenses in future periods.

Acquisitions

In September 2009, we acquired the Internet business derived from The World Browser from Beijing Shengjing Wanwei Technology Co., Ltd., or Shengjing Wanwei, a China-based software developer, for $2.2 million in cash and 2,125,176 of our ordinary shares. We also granted nonvested shares to certain key employees of Shengjing Wanwei to retain their services.  In 2011, we made a total of $15.9 million in investments in small to middle sized Internet companies whose businesses complement our business.

Critical Accounting Policies

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

We generate revenue primarily through providing Internet services, consisting primarily of online advertising and Internet value-added services, and sales of third-party anti-virus software.

We consider revenue to be realizable and earned when all of the following criteria exist:

•                                          persuasive evidence of a sales arrangement exists;

•                                          delivery has occurred or services have been rendered;

•                                          the price is fixed or determinable; and

•                                          collectability is reasonably assured.

Internet Services

Internet services revenue includes online advertising, Internet value-added services and other services.

Online Advertising

We provide links to third-party websites or online applications on our platform products. We charge fees to our customers on a fixed, cost-per-sale or cost-per-action basis.  These fees are determined based on the effectiveness of our advertising links, which is typically measured by active users, clicks and transactions directed from our platforms. For the fixed-fee advertising contracts, we recognize revenue ratably over the period the advertising is provided. For contracts that are charged on a cost-per-sale or cost-per-action basis, the revenue is estimated based on our internal data, which is subsequently confirmed with our customers.

We also direct search traffic to search engines such as Google through our default search boxes on our 360 browsers and their default home page, 360 Personal Start-up Page. We receive a pre-determined fee from search engine companies based on the number of searches originated from our 360 browsers and 360 Personal Start-up Page, subject to a pre-determined limit. Our fees may be renegotiated if the number of referred searches exceeds the agreed limit. We estimate the revenue based on our monthly traffic data, which is subsequently confirmed with our search engine customers.

We occasionally engage in nonmonetary transactions to allow certain third parties to bundle our security products with their software products, or to grant third parties the right to provide links to our products on their websites in exchange for more downloads of our products. We recognize revenues and expenses at fair value from a nonmonetary transaction only if the fair value of the services exchanged in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar services from customers unrelated to the counterparty in the nonmonetary transaction. For the years ended December 31, 2009 and 2010, we engaged in certain nonmonetary transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these nonmonetary transactions were recognized. In 2011, we engaged in one nonmonetary transaction for which the fair value was determinable. Other than this transaction, we engaged in nonmonetary transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these nonmonetary transactions were recognized.

Internet Value-added Services

Our Internet value-added services include offering web games developed by third parties and providing remote technical support and other Internet value-added services to our users.

Web Games. We provide web game services and generate revenue from selling in-game currency online which will later be used by game players to purchase virtual items in web games. All of the web games are developed by third-party game developers and can be accessed and played by game players on our platforms without downloading separate software. We primarily view the game developers to be our customers and consider our responsibility under our agreements with the game developers to be promotion of the game developers’ games. We collect payments from game players in connection with the sale of in-game currencies and remit certain agreed-upon percentages of the proceeds to the game developers. Net revenue from the sale of in-game currencies is deferred until the estimated consumption date, (i.e. the estimated date that virtual items are sold within the game), which is typically within a short period of time after purchase of the in-game currency. Purchases of in-game currencies are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game is insignificant. To date, we have never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game or for any other reason.

Web game revenue recognition involves certain management judgments, such as determination of who is the principal in providing web game services to our users and estimating the consumption date of in-game currencies. We concluded that game developers are the principals based on the fact that the games are primarily hosted on the game developers’ servers and such developers are responsible for the maintenance of the games and determination of the prices of the virtual items used in the games. Therefore, we report such revenue on a net basis. In addition, we estimate the in-game currency consumption date based on the consumption behavior of the game players for each reporting period. The amount and timing of our web game revenues could be materially different for any period if management made different judgments or utilized different estimates.

Sales of Third-party Anti-virus Software

We purchase software from third-party software developers for online resale to users. We recognize revenue when the activation code of the software is delivered. We evaluate our software sale contracts to determine whether to recognize the revenues on a gross basis or net of costs of obtaining the associated software. The determination is based upon an assessment as to whether we act as a principal or agent when providing the sales. Most of the software revenues are accounted for on a gross basis since we act as a principal in the sales.

Goodwill and Intangible Assets with Indefinite Lives

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation firm in determining the fair value of the identifiable tangible and intangible net assets of the acquired business.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Goodwill is tested for impairment at the latest on December 31 of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. We currently have one reporting unit.

If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being the discounted cash flow method.

As of December 31, 2009, 2010 and 2011, our fair value was substantially in excess of our carrying value. We did not realize any impairment loss on goodwill during the years ended December 31, 2009, 2010 and 2011.

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates and market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quotes from third party.

Our management performs impairment assessment on intangible assets with indefinite lives on December 31 of each year or when events or changes in circumstances indicate that the assets might be impaired. Our management used the discounted cash flow method to estimate the fair value of intangible assets with indefinite lives. During the years ended December 31, 2009, 2010 and 2011, we recognized an impairment loss of $256,000, nil and nil, respectively, on our intangible assets with indefinite lives, due to the declining marketability and fair value of the intangible assets.

Intangible Assets with Definite Lives

We generally seek the assistance of an independent valuation firm to determine the fair value of the identifiable tangible and intangible net assets of an acquired business.

We can use several methods to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of the expected future net cash flows. We then discount these cash flows to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.

Estimates and assumptions used in the income method or other methods include the amount and timing of projected future cash flows, the discount rate selected to measure the risks of future cash flows, the asset’s life cycle and the competitive trends impacting the asset, including any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets have different useful lives.

We amortize intangible assets with determinable useful lives on a straight-line basis.

We evaluate intangible assets with determinable useful lives for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We measure recoverability of long-lived assets to be held and used as part of a cash generating unit by comparing the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If we believe the assets are impaired, the impairment will equal the amount by which the carrying value of the assets exceeds the fair value of the assets.

Estimates of fair value involve a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. Our judgments in determining an estimate of fair value can materially impact our results of operations. We base these valuations on information available as of the impairment review date and on expectations and assumptions that management deems reasonable. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charges. During the years ended December 31, 2009, 2010 and 2011, we recognized nil, nil and $87,000 of impairment losses, respectively, on our intangible assets with definite lives.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued, we evaluate, among other factors, the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial statements.

Based on the information currently available, we were unable to make a reasonable estimate of any liability because of the uncertainty related to the outcome and the amount or range of loss. Accordingly, we did not accrue any provision for these contingencies as of December 31, 2009, 2010 and 2011.

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheets. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our statement of operations.

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. We did not recognize any significant unrecognized tax benefits during the periods presented in this annual report.

On April 21, 2010, the State Administration of Taxation issued Circular 157 Further Clarification on Implementation of Preferential EIT Rate during Transition Periods (Circular 157). Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the Enterprise Income Tax Law, or the New EIT Law. Prior to Circular 157, we interpreted the law to mean that if a high and new technology enterprise was in a tax holiday period, including “2-year exemption plus 3-year half rate”, “5-year exemption plus 5-year half rate” and other tax exemptions and reductions, where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to high and new technology enterprise status under the New EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either the lower of 15% or 50% of the standard PRC tax rate (i.e. currently 25%). Circular 157 is unclear as to whether its effect is retrospective, but our understanding is that the State Administration of Taxation has recently taken the position that the Circular applies only to tax years commencing from January 1, 2010.  However, Qizhi Software confirmed with the relevant local tax district that entities that qualify for “three-year exemption and three-year half rate” tax holiday as HNTEs and which is registered in Experimental Area for Developing New-Technology Industries of Beijing, notwithstanding Circular 157, can still be subject to 7.5% EIT for the year ended December 31, 2010. As a consequence, Qizhi Software was entitled to a tax rate of 7.5% in 2010. Qizhi Software received a renewal of its “high and new technology enterprises” status in October 2011 and was entitled to a reduced EIT rate of 15% for 2011.

Uncertainties exist with respect to the application of the New EIT Law to our operations, specifically with respect to our tax residency status. The New EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The New EIT Law’s implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

Because of the uncertainties resulted from limited PRC tax guidance on the issue, it is uncertain whether our legal entities organized outside of the PRC constitute residents under the New EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Item 3. Key Information — D. Risk Factors — Risk Related to Doing Business in China — Dividends we receive from our PRC subsidiaries, dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to PRC withholding taxes under PRC tax laws.”

Fair value of our common shares

Before our initial public offering in April 2011, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of:

•                  determining the fair value of our shares at the date of acquisition when we have acquired another entity and the consideration given includes our ordinary shares and nonvested shares.

•                  determining the fair value of our ordinary shares at the date of the grant of a stock based compensation award to our employees and non-employees as one of the inputs into determining the grant date fair value of the award.

•                  determining the fair value of our ordinary dates at the date of issuance of convertible instruments in the determination of the intrinsic value of the beneficial conversion feature, if any.

The following table sets forth the fair value of our ordinary share estimated since January 1, 2009.

Date	Class of Shares	Fair Value	Purpose of Valuation	DLOM	Discount Rate
June 30, 2009	Ordinary Shares	US$1.09	Grant of share options	34%	24%
September 30, 2009	Ordinary Shares	US$1.50	Issuance of ordinary shares for the acquisition of The World Browser	32%	21%
October 29, 2009	Ordinary Shares	US$1.53	Issuance of ordinary shares in connection with an acquisition	32%	21%
December 10, 2009	Ordinary Shares	US$1.60	Issuance of ordinary shares in connection with an acquisition	30%	21%
January 8, 2010	Ordinary Shares	US$1.86	Issuance of Series C preferred shares	29%	20%
June 30, 2010	Ordinary Shares	US$2.58	Grant of share options	16%	20%
January 1, 2011	Ordinary Shares	US$5.01	Grant of share options and nonvested shares	8%	18%

In determining the fair value of our ordinary shares in each of the grant date, we relied in part on a valuation report retrospectively prepared by an independent valuer based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the determination was made by our management. We obtained a retrospective valuation instead of a contemporaneous valuation by an unrelated valuation specialist because, before January 2011, our financial and limited human resources were principally focused on our new product development efforts. We applied the income approach/ discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

Weighted average cost of capital, or WACC:

The following table sets forth the WACC on each date indicated:

Date	WACC
June 30, 2009	24%
September 30, 2009	21%
October 29, 2009	21%
December 10, 2009	21%
January 8, 2010	20%
June 30, 2010	20%
January 1, 2011	18%

The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non systematic risk factors. The decrease in WACCs from March 2008 to January 2011 was due to the combined results of the following factors:

•                  The continuous growth of our business and company size. As our size increased, small company risk premium, which is a component of our WACC, decreased from 5.81% as of March 2008 to 4.5% as of January 2011.

•                  A longer track record for forecasting. According to the guideline prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately Held Company Equity Securities Issued as Compensation,” or the Practice Aid, when an enterprise has established a solid financial history, the reliability of forecasted results is generally higher than those made at an earlier stage, and therefore the perceived risks of investing in the enterprise are generally lower than in an earlier stage. Therefore, the estimated WACC, which reflects the perceived risks of and a market participant’s expected rate of return for investing in our securities, also declined gradually from March 2008 to January 2011 as our company progressed through the earlier stages of development.

•                  Completion of the acquisition of realization of synergistic effects through the acquisitions of The World Browser, and two other businesses in 2009. The acquisitions strengthened our technology and security service capabilities, expanded our service offerings and hence lowered the uncertainties associated with achieving our business plan and financial forecast.

•                  Additional financing obtained through the issuance of preferred shares. We issued our Series C preferred shares in January 2010. This financing not only improved our capital resources, but also indicated that the uncertainty and risk perceived by investors in our business plan and our company were further reduced.

Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, five publicly traded companies in China Internet and security software industry were selected for reference as our guideline companies.

Discount for lack of marketability, or DLOM: DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (e.g., an IPO) and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus, the higher the implied DLOM. DLOMs of range from 8% to 34% were used in our valuations between March 31, 2008 and January 1, 2011. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. Because of the proximity of the expected time of the offering, DLOM decreased from 34% for the valuation as of March 31, 2008 to 8% for the valuation as of January 1, 2011.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from 2008 to January 2011. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 18% to 28%.

The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the Practice Aid. The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 40% to 70% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

Since our initial public offering in April 2011, the determination of the fair value of the ordinary shares is based on the market price of our ADSs, every two of which represents three ordinary shares, traded on the New York Stock Exchange.

Share-based Compensation

Our share-based payment transactions are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

At the time of the grants, the exercise prices for options granted under our 2006 Employee Share Option Scheme were determined by CEO with inputs by management based on various objective and subjective factors, and the exercise prices for options granted under our 2011 Share Incentive Plan were determined by our compensation committee.

The fair values of our option awards were estimated on the date of grant using the Black-Scholes and binomial option pricing model using the following assumptions:

	2009	2010	2011
Weighted average risk-free interest rate	3.96%	3.31% - 3.73%	2.74% - 3.88%
Weighted average expected term (number of years)	5.20	5.15 - 5.30	5.40 - 6.35
Weighted average expected volatility	64.87%	62.7% - 63.64%	43.10% - 57.70%
Weighted average expected dividend yield	—	—	—

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S. dollar denominated bond issued by the Chinese government as of the valuation dates. The expected life of options represents the period of time the granted options are expected to be outstanding. As we did not grant options prior to June 2009 and no options have been exercised, no sufficient historical exercising pattern could be followed in estimating the expected life. Therefore, the expected life is estimated based on a consideration of factors including contractual term, vesting period and empirical study on early exercise behavior of employee share options. Our employees who received our stocks options are assumed to exhibit similar behavior. As we expected to grow our business with internally generated cash, we did not expect to pay dividends in the foreseeable future.

Before closing of our initial public offering, the estimated fair value of the ordinary shares underlying our options as of the respective grant dates was determined based on a retrospective valuation.  When estimating the fair value of the ordinary shares on the grant dates, our management has considered a number of factors, including the result of a third-party appraisal and our equity transactions, while taking into account standard valuation methods and the achievement of certain events.  We also determined of the fair value of our ordinary shares with the assistance of an independent valuation firm. After the completion of our initial public offering, the fair value of our ordinary shares is determined from the closing sales price of our ADSs as quoted on the New York Stock Exchange.

Because we do not maintain an internal market for our shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands.  The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by us.

Hong Kong

Our wholly-owned subsidiaries in Hong Kong, 360 International, Qifei International and Qiji International, are subject to the uniform tax rate of 16.5% in Hong Kong for the year ended December 31, 2011. Under the Hong Kong tax laws, 360 International, Qifei International and Qiji International are exempted from the Hong Kong income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Prior to the effective date of the New EIT Law on January 1, 2008, domestic enterprises in China were generally subject to an enterprise income tax at a statutory rate of 33% unless they qualified for certain preferential treatment. Effective as of January 1, 2008, the New EIT Law applies a uniform enterprise income tax rate of 25% to all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualifying entities.

Pursuant to the New EIT Law, enterprises that previously enjoyed preferential treatments of low tax rates will be subject to the new enterprise income tax rate of 25% after a five-year transitional period. Moreover, tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiration of the prescribed period. Our operating subsidiary, Qizhi Software, our VIEs, Beijing Qihu and Beijing Star World, receive preferential tax treatment in the PRC as “high and new technology enterprises.” As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Qizhi Software was entitled to an exemption from the 15% reduced EIT tax rate in 2008 and a 50% reduction in the 15% reduced EIT tax rate in 2009 and 2010.  Qizhi Software received a renewal of its “high and new technology enterprises” status in October 2011 and was entitled to a reduced EIT rate of 15% for 2011.  Beijing Qihu was entitled to a reduced EIT rate of 15% for 2009, 2010 and 2011. Beijing Star World received its “high and new technology enterprises” status in November 2011 and was entitled to a reduced EIT rate of 15% for 2011.

In addition, the New EIT Law treats enterprises established outside of China with “de facto management bodies” within the PRC as a PRC resident enterprise for tax purposes. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which sets out certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. We do not believe that we should be treated as a “resident enterprise” for PRC tax purposes. However, if considered a “PRC resident enterprise” for tax purposes, we would be subject to the PRC enterprise income tax at a rate of 25% on our worldwide income. We will continue to monitor our tax status. See “ Item 3. Key

Information — D. Risk Factors — Risks Related to Doing Business in China — We may be subject to PRC taxation on our worldwide income.”

Pursuant to the New EIT law and its implementation rules, dividends payable to foreign investors are subject to a 10% withholding tax. Pursuant to the grandfathering arrangement, dividends receivable from our PRC subsidiaries in respect of their undistributed profits prior to December 31, 2007 are exempt from withholding tax. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%.

Internal Control Over Financial Reporting

We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2011, identified one material weakness and several control deficiencies in our internal control over financial reporting. The material weakness and control deficiencies identified were identical to those identified during the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2010. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified primarily related to lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP. Neither we nor our independent registered public accounting firm were required to undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting for the year ended December 31, 2011. In light of the material weakness and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy the weakness and deficiencies, including (1) hiring additional accounting personnel with understanding of U.S. GAAP and experience with SEC reporting requirements who worked at other public companies listed in the U.S., (2) providing external and internal training on U.S. GAAP to our accounting personnel, and (3) hiring additional internal audit personnel with experience working at public companies listed in the U.S. However, the implementation of these measures may not fully address this material weakness and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as percentages of total revenues, for the periods indicated.

	Year Ended December 31,
	2009	Percentage of Revenues	2010	Percentage of Revenues	2011	Percentage of Revenues
	($ in thousands, except percentages)

Revenues:
Internet services
Online advertising	13,928	43.1%	38,826	67.3%	123,048	73.3%
Internet value-added services	2,050	6.4%	14,774	25.7%	43,567	26.0%
Other services	32	0.1%	190	0.3%	346	0.2%
Total	16,010	49.6%	53,790	93.3%	166,961	99.5%
Sale of third party anti-virus software	16,292	50.4%	3,875	6.7%	890	0.5%
Total revenues	32,302	100.0%	57,665	100.0%	167,851	100%

Cost of revenues:
Internet services	1,790	5.5%	5,566	9.7%	18,680	11.2%
Sale of third party anti-virus software	6,600	20.5%	1,185	2.0%	238	0.1%
Total cost of revenues	8,390	26.0%	6,751	11.7%	18,918	11.3%

Subsidy income	—	—	266	0.4%	151	0.1%
Operating expenses:
Selling and marketing	6,256	19.4%	12,603	21.8%	46,836	27.9%
General and administrative	2,531	7.8%	5,051	8.8%	19,054	11.4%
Product development	10,664	33.0%	24,505	42.5%	65,049	38.7%
Total operating expenses	19,451	60.2%	42,159	73.1%	130,939	78.0%

Income from operations	4,461	13.8%	9,021	15.6%	18,145	10.8%
Interest income	281	0.8%	415	0.8%	2,594	1.5%
Interest expense	(169)	(0.5)%	(98)	(0.2)%	(53)	(0.0)%
Other expense	—	0.0%	(60)	(0.1)%	(3)	(0.0)%
Exchange gain (loss)	28	0.1%	(267)	(0.5)%	6,294	3.7%
Impairment loss on long-term investments	—	0.0%	—	0.0%	(902)	(0.5)%
Change in unrealized holding loss of trading securities	—	0.0%	—	0.0%	(220)	(0.1)%
(Loss) income before income tax benefit (expense) and loss from equity method investment	4,601	14.2%	9,011	15.6%	25,855	15.4%
Income tax benefit (expense)	(412)	(1.2)%	(463)	(0.8)%	(10,874)	(6.4)%
Loss from equity method investments	—	—	(57)	(0.1)%	(437)	(0.3)%
Net (loss) income	4,189	(13.0)%	8,491	14.7%	14,544	8.7%
Less: Net loss attributable to noncontrolling interest	—	—	17	0.1%	1,059	0.6%
Net (loss) income attributable to Qihoo 360 Technology Co. Ltd.	4,189	13.0%	8,508	14.8%	15,603	9.3%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Revenues increased by $110.2 million, or 191.1%, from $57.7 million in 2010 to $167.9 million in 2011, primarily as a result of a substantial increase in our revenues from Internet services, which was in turn primarily attributable to (i) an increase in our revenues from online advertising, and (ii) an increase in our revenues from Internet value-added services. This increase was partially offset by a decrease in revenues from sales of third-party anti-virus software.

Revenues from online advertising increased by $84.2 million, or 216.9%, from $38.8 million in 2010 to $123.0 million in 2011. This increase was primarily due to a substantial increase in our revenues from third-party websites who placed links on 360 Personal Start-up Page. The increase in our revenues from third-party websites was due primarily to our expanded user base, which resulted in higher user traffic and activities and higher average selling price of our advertising links. The increase in sold advertising links also contributed significantly to advertising revenue growth.

Revenues from Internet value-added services increased by $28.8 million, or 194.9%, from $14.8 million in 2010 to $43.6 million in 2011. This increase was primarily due to (i) a substantial increase in revenues from web games and (ii) an increase in revenues from other Internet value-added services.

Revenues from sales of third-party anti-virus software decreased by $3.0 million, or 77.0%, from $3.9 million in 2010 to $0.9 million in 2011, primarily because the availability of 360 Anti-Virus to users free of charge, leading to a continued decrease in sales of third-party anti-virus software.

Cost of Revenues

Our cost of revenues increased by $12.1 million, or 180.2%, from $6.8 million in 2010 to $18.9 million in 2011, primarily due to increases in business tax and surcharges and payment collection costs for Internet services in line with revenue growth.

Cost of Internet services increased by $13.1 million, or 235.6%, from $5.6 million in 2010 to $18.7 million in 2011, primarily due to increases in business tax and surcharges and payment collection costs in line with revenue growth.

Cost of sales of third-party anti-virus software decreased by $1.0 million, or 79.9%, from $1.2 million in 2010 to $0.2 million in 2011. This decrease was primarily attributable to decreases in payment collection costs and cost of purchasing third-party anti-virus software as a result of our decreased sales of third-party anti-virus software. We expect that our cost of sales of third-party anti-virus software will continue to decrease as our sales of third-party anti-virus software decrease.

Operating Expenses

Selling and Marketing Expenses.  Selling and marketing expenses increased by $34.2 million, or 271.6%, from $12.6 million in 2010 to $46.8 million in 2011. This increase was primarily due to (i) an increase of $30.9 million in share-based compensation associated with the post-IPO fair value remeasurement of share options previously granted to our external consultants, as well as the expenses associated with the nonvested shares and share options granted to our key sales and marketing employees, and (ii) an increase of $3.6 million in the salaries and benefits as a result of increased headcount of sales and marketing personnel .

General and Administrative Expenses.  General and administrative expenses increased by $14.0 million, or 277.2%, from $5.1 million in 2010 to $19.1 million in 2011. This increase was primarily due to (i) an increase of $4.3 million in professional fees incurred for legal proceedings and other administrative activities, (ii) an increase of $4.2 million in share-based compensation associated with the vesting of nonvested shares and share options granted to our key employees, and (iii) an increase of $3.2 million in salaries and benefits for our general and administrative personnel as a result of increased headcount.

Product Development Expenses.  Product development expenses increased by $40.5 million, or 165.4%, from $24.5 million in 2010 to $65.0 million in 2011. This increase was primarily due to (i) an increase of $18.1 million in the salaries and benefits for our product development personnel as we hired additional employees in 2011 to develop our platforms and products, (ii) an increase of $5.5 million in bandwidth cost, as we leased additional bandwidth to develop and innovate products and services, (iii) an increase of $8.8 million in share-based compensation associated with the vesting of nonvested shares and share options granted to our key product development employees; (iv) an increase of $2.7 million in license and technical service fees; and (v) an increase of $2.5 million in depreciation and amortization expenses from the acquisition of property, equipment and intangible assets for the expansion of our business to facilitate the development and strengthening of our technologies and products.

Income Tax Expense

Income tax expenses increased from $463,000 in 2010 to $10.9 million in 2011, primarily due to higher taxable income of our subsidiaries and VIEs in 2011 than 2010 and the expiration of certain tax exemptions.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Revenues increased by $25.4 million, or 78.5%, from $32.3 million in 2009 to $57.7 million in 2010, primarily as a result of a substantial increase in our revenues from Internet services, which was in turn primarily attributable to (i) an increase in our revenues from online advertising, and (ii) an increase in our revenues from

Internet value-added services. This increase was partially offset by a decrease in revenues from sales of third-party anti-virus software.

Revenues from online advertising increased by $24.9 million, or 178.8%, from $13.9 million in 2009 to $38.8 million in 2010. This increase was primarily due to a substantial increase in our revenues from third-party websites who placed links on 360 Personal Start-up Page, the default home page of our 360 browsers that we launched at the end of 2009, and increased revenues from Google. The increase in our revenues from third-party websites was due primarily to our expanded user base, which increased the user traffic and transactions originated from our platforms. Our increased revenues from Google in 2010 were due primarily to (i) increased number of searches directed from our websites, (ii) our expanded cooperation with Google, who entered into another linking agreement with us in the fourth quarter of 2009 for a search box on our newly launched 360 Personal Start-up Page.

Revenues from Internet value-added services increased by $12.7 million from $2.1 million in 2009 to $14.8 million in 2010. This increase was primarily due to (i) a substantial increase in our revenues from web games and (ii) an increase in our revenues from other Internet value-added services.

Revenues from sales of third-party anti-virus software decreased by $12.4 million, or 76.2%, from $16.3 million in 2009 to $3.9 million in 2010, primarily because we started offering 360 Anti-Virus to users free of charge in the fourth quarter of 2009.

Cost of Revenues

Our cost of revenues decreased by $1.6 million, or 19.5%, from $8.4 million in 2009 to $6.8 million in 2010, primarily due to a decrease in cost of sales of third-party anti-virus software, which was partially offset by an increase in cost of Internet services.

Cost of sales of third-party anti-virus software decreased by $5.4 million, or 82.0%, from $6.6 million in 2009 to $1.2 million in 2010. This decrease was primarily attributable to (i) a decrease in payment collection cost, and (ii) a decrease in cost of purchasing third-party anti-virus software, both of which was the result of our decreased sales of third-party anti-virus software.

Cost of Internet services increased by $3.8 million, or 210.9%, from $1.8 million in 2009 to $5.6 million in 2010, primarily due to a $3.0 million increase in the business tax and surcharges we paid in connection with our Internet services in line with our revenue growth.

Operating Expenses

Selling and Marketing Expenses.    Selling and marketing expenses increased by $6.3 million, or 101.5%, from $6.3 million in 2009 to $12.6 million in 2010. This increase was primarily due to (i) an increase of $5.4 million in our advertising and promotion expenses relating to increased brand promotion activities and promotion of our new security products in 2010, and (ii) an increase of $839,000 in the salaries and benefits as a result of increased headcount of sales and marketing personnel.

General and Administrative Expenses.    General and administrative expenses increased by $2.6 million, or 99.6%, from $2.5 million in 2009 to $5.1 million in 2010. This increase was primarily due to (i) an increase of $1.1 million in the salaries and benefits for our general and administrative personnel as a result of increased headcount and (ii) an increase of $1.2 million in professional fees incurred for legal proceedings and other administrative activities.

Product Development Expenses.    Product development expenses increased by $13.8 million, or 129.8%, from $10.7 million in 2009 to $24.5 million in 2010. This increase was primarily due to (i) an increase of $6.5 million in the salaries and benefits for our product development personnel as we hired additional employees in 2010 to develop our security products, (ii) an increase of $3.6 million in bandwidth cost, as we leased additional bandwidth to develop and innovate security products and services, and (iii) an increase of $1.9 million in share-based compensation associated with additional nonvested shares granted to our key product development employees who are responsible for maintaining and improving our existing technologies and developing new technologies and products.

Income Tax Expense

Income tax expenses increased from $412,000 in 2009 to $463,000 in 2010, because our taxable income in 2010 was higher than that in 2009, which was partially offset by the lower tax rate in 2010 due to our preferential tax treatment.

B.                                     Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and proceeds from our initial public offering and the concurrent private placement in April 2011. As of December 31, 2011, we had no outstanding debt. Our cash and cash equivalents primarily consist of cash on hand and term deposits. We believe the cash we received from the initial public offering and concurrent private placement in April 2011 and the anticipated cash flow from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. If we have additional liquidity needs in the future, we may obtain additional financing, including credit facility and equity offering or debt financing in capital markets, to meet such needs.  We are a holding company and conduct our operations primarily through our subsidiaries and VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depend upon earnings of our VIEs transferred to our subsidiaries in the form of payments under the technology support and management consulting agreements. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. As of December 31, 2011, our PRC subsidiaries and VIEs had aggregate undistributed earnings of approximately $56.6 million that were available for distribution. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

Under PRC law, each of our PRC subsidiaries must set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries with foreign investments must also set aside a portion of its after-tax profits to fund an employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual audits of the subsidiaries.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Qizhi Software needs to obtain the approval from or registration with the relevant government authorities if it plans to convert cash denominated in Renminbi into U.S. dollars and remit it to our subsidiaries outside of China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	($ in thousands)
Net cash provided by operating activities	9,040	20,125	82,303
Cash used in investing activities	(4,208)	(9,053)	(34,811)
Net cash provided by financing activities	—	20,253	233,280
Effect of exchange rates on cash and cash equivalents	50	1,036	2,454
Net increase in cash and cash equivalents	4,882	32,361	283,226
Cash and cash equivalents at the beginning of the year	23,262	28,144	60,505
Cash and cash equivalents at the end of the year	28,144	60,505	343,731

Operating Activities

Net cash provided by operating activities increased to $82.3 million in 2011 from $20.1 million in 2010. Although our growing business generated substantial net cash inflow as our revenues increased by $110.2 million from $57.7 million in 2010 to $167.9 million in 2011, the cash paid for cost of revenues and operating expenses also increased by $38.9 million from $38.6 million in 2010 to $77.5 million in 2011.

Net cash provided by operating activities amounted to $20.1 million in 2010 while net cash provided by operating activities amounted to $9.0 million in 2009. Our growing business generated significantly more net cash inflow in 2010 compared to 2009 as we increased revenue by $25.4 million from $32.3 million in 2009 to $57.7 million in 2010. However, our cash paid for cost of revenues and operating expenses also increased by $20.4 million from $18.2 million in 2009 to $38.6 million in 2010.

Investing Activities

Net cash used in investing activities amounted to $34.8 million in 2011, primarily due to the cash outflows for (i) payment for the purchase of property and equipment and intangible assets of $17.8 million and (ii) capital contribution of $7.6 million for cost method investments and $6.9 million for equity method investments.

Net cash used in investing activities amounted to $9.1 million in 2010, primarily due to the cash outflows for (i) payment for the purchase of property and equipment and intangible assets of $4.0 million in connection with our operation expansion, and (ii) cash considerations in the amount of $2.6 million paid in the acquisitions made in 2009.

Net cash used in investing activities amounted to $4.2 million in 2009, primarily due to (i) cash considerations in the amount of $1.7 million paid in a series of acquisitions, (ii) payment for the purchase of intangible assets of $1.2 million, mostly in connection with our purchase of certain technologies and licenses, and (iii) payment for the purchase of property and equipment of $0.8 million in connection with our operation expansion.

Financing Activities

Net cash provided by financing activities amounted to $233.3 million in 2011, primarily due to the receipt of proceeds from our initial public offering and concurrent private placement.

Net cash provided by financing activities amounted to $20.3 million in 2010, primarily due to our receipt of proceeds from the issuance of Series C convertible participating redeemable preferred shares.

Capital Expenditures

We incur capital expenditures primarily for business expansion. Our capital expenditures were $2.0 million in 2009, $4.3 million in 2010 and $18.7 million in 2011. We expect to incur over $50.0 million in capital expenditures for 2012. We expect to fund capital expenditures by cash generated from operating and financing activities, including the net proceeds from our initial public offering and concurrent private placement.

C.                                     Research and Development, Patents and Licenses, etc.

Product Development

In order to attract and retain users, we have invested significant resources in developing security products, cloud-based services, mobile Internet products and other Internet products and services and improve our products and services and enhance user experience. As of December 31, 2011, our product development team consisted of 1,166 development and technical staff members, approximately 77.8% of whom held bachelor’s or more advanced degrees.

Our internally developed technologies include our cloud-based security system, Qihoo search engine technology, cloud storage system, QVM, 360 HIPS and other technologies. See “— Our Technology.”

Our product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets. Product development expenses represented 33.0%, 42.5% and 38.7% of total revenues for each of the three years ended December 31, 2009, 2010 and 2011, respectively.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights and brands. We have registered our “Qihoo” brand in China and are applying to register our “360” brand with relevant government authorities.

As of December 31, 2011, we had 127 registered trademarks in China and held copyrights to 124 software programs covering almost all of our products. As of December 31, 2011, we had 130 pending patent applications.

We have registered the domain name “360.cn” with China Internet Network Information Center. In addition to these domain names, we have registered 133 domain names with various domain name registration services as of December 31, 2011.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                      Off-Balance Sheet Commitments and Arrangements

We have not entered, and do not expect to enter, into any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts indexed to equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with it.

F.                                      Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Other
	($ in thousands)
Operating lease obligations	19,150	6,581	8,905	3,664	—	—
Long-term payable(1)	460	460	—	—	—	—
Total	19,610	7,041	8,905	3,664	—	—

(1)          Long-term payable represents payment obligations under the agreement with a third party that allows us to offer its anti-virus software.

G.                                     Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers and users for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively; and the Company’s success in defending itself against unsubstantiated reports and allegations by third parties. This annual report on Form 20-F also contains data related to the Internet industry in China taken from third party reports. China’s Internet industry may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the Internet industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

All information provided in this annual report on Form 20-F is as of the date on which the statements are made in this annual report on Form 20-F, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its final prospectus dated March 29, 2011.

Item 6.                                                           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                   Directors and Senior Management

The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Block 1, Area D, Huitong Times Plaza, No.71 JianGuo Road, Chaoyang District, Beijing, People’s Republic of China.

Name	Age	Position
Hongyi Zhou	41	Chairman of the board and chief executive officer
Xiangdong Qi	47	Director and president
Shu Cao	36	Director and chief engineer
Neil Nanpeng Shen	43	Director
Wenjiang Chen	42	Director
Hong Chuan Thor	40	Director
Ming Huang	48	Director
Shujun Li	40	Director
William Mark Evans	54	Director
Alex Zuoli Xu	43	Chief financial officer
Jue Yao	39	Vice president of finance
Xiaohong Shi	41	Vice president of technology

Hongyi Zhou is a co-founder of our company and has served as our chairman and chief executive officer since August 2006. Mr. Zhou has over ten years of managerial and operational experience in China’s Internet industry. Prior to founding our company, Mr. Zhou was a partner at IDG Ventures Capital since September 2005, a global network of venture capital funds, where he assisted small- to medium-sized software companies in sourcing funding to support their growth. Mr. Zhou was the chief executive officer of Yahoo! China from January 2004 to August 2005. In 1998, Mr. Zhou founded www.3721.com, a company engaged in Internet search and online marketing business in China, and served as its chairman and chief executive officer until www.3721.com was acquired by Yahoo! China in January 2004. Mr. Zhou is an independent director and a member of the compensation committee of AutoNavi Holdings Limited, a NASDAQ-listed company and a provider of digital map content and navigation and location-based solutions in China.  Mr. Zhou also serves as a director of a number of privately owned companies based in China. Mr. Zhou received his bachelor’s degree in computer software in 1992 and his master’s degree in system engineering in 1995 from Xi’an Jiaotong University, China.

Xiangdong Qi is a co-founder of our company and has served as our director and president since our inception. Prior to founding our company, Mr. Qi served as a vice president of Yahoo! China from January 2004 to August 2005, where he was responsible for Yahoo! China’s operations and marketing. From August 2003 to January 2004, Mr. Qi was the general manager of www.3721.com, responsible for its overall operations and strategic planning. Mr. Qi worked at Xinhua News Agency from 1986 to March 2004. Mr. Qi received his bachelor’s degree in wireless communications from Changchun College of Posts and Telecommunications in China in 1986 and his MBA degree from Beijing University of Science and Technology in China in 2007.

Shu Cao has been our director since 2006 and served as our chief engineer since October 2005. Prior to joining us, Mr. Cao served as the chief engineer of Yahoo! China from November 2003 to September 2005 and was responsible for system operation and maintenance. Mr. Cao has extensive experiences in software engineering, information technology infrastructure and system operation. Mr. Cao was the co-founder of www.3721.com and served as its head of operations from January 1999 to August 2003. Mr. Cao received his bachelor’s degree in computer science from Zhejiang University in China in 1998.

Neil Nanpeng Shen has been our director since 2006. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip.com International Ltd., a NASDAQ-listed company and the largest travel service provider in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management Inc., a NASDAQ-listed company and leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen has over eight years of experience at major investment banks in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a NYSE-listed real estate services company in China, a director of China Real Estate Information Corporation, a NASDAQ-listed real estate information service company in China, a director of China Nuokang Bio-Pharmaceutical Inc., a NASDAQ-listed biopharmaceutical company in China, a director of Le Gaga Holdings Co., Ltd., a NASDAQ-listed vegetable producer in China, chairman of Mecox Lane Limited, a Nasdaq listed e-commerce company in China and a director of Peak Sport Products Co., Limited, a Hong Kong Stock Exchange listed sports products company in China. He is also an independent director of Focus Media Holding Limited, a NASDAQ-listed media advertising company based in China and a director of a number of privately owned companies based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiaotong University in, China in 1988 and his master’s degree from the School of Management at Yale University in 1992.

Wenjiang Chen has been our director since September 2011. Ms. Chen has been a partner at CDH Venture since January 2006. From February 2001 to December 2005, she served as an assistant vice president of Walden International Investment Group. From February 2000 to January 2001, Ms. Chen served as an investment manager of China International Capital Corporation Limited. Prior to that, Ms. Chen was an investment manager of China Light Industry Fund from August 1993 to April 1998. Ms. Chen obtained a bachelor’s degree in international economics from Renmin University of China in July 1992, and obtained a master’s degree in business administration from China Europe International Business School in December 1999.

Hong Chuan Thor has been our director since February 2011. Since 2007, Mr. Thor has served as a managing director of Highland Capital Partners (Shanghai) Investment Consulting Co., Ltd., a subsidiary of

Highland Capital Partners, a venture capital firm. From 2005 to 2007, Mr. Thor was a venture partner at Highland Capital Partners in the United States. Prior to that time, Mr. Thor was a partner at JAFCO America Ventures, a venture capital firm in the United States, from 1999 to 2005, and served as a senior investment professional of JAFCO Co., Ltd, a venture capital firm in Japan, from 1995 to 1999. Mr. Thor is currently a director of Six Room Holdings, a privately owned Internet services company based in China, and a director of Kascend Holding Inc., a privately owned mobile services company based in China. Mr. Thor received his bachelor’s degree in commercial science from Meiji University in Japan.

Ming Huang has been our director since March 2011. He has been a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005 and a professor of finance at China-European International Business School since July 2010. Professor Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Professor Huang serves as an independent director at Yingli Green Energy Holding Company Limited, a company listed on the NYSE, since August 2008. Professor Huang also serves as an independent non-executive director of Fantasia Holdings Group Co., Ltd., a real-estate company listed on the Hong Kong Stock Exchange. Professor Huang received his bachelor’s degree in physics from Beijing University, his doctorate degree in theoretical physics from Cornell University and his doctorate degree in finance from Stanford University.

Shujun Li has been our director since March 2011. He has been the managing partner of Trustbridge Partners III, L.P., a Cayman Islands exempted limited partnership since 2008. Mr. Li served as the chief financial officer and several other senior management roles at Shanda Interactive Entertainment Limited, a NASDAQ-listed company from March 2002 to June 2006. Prior to that, Mr. Li served as a fund manager responsible for the establishment of Zhongrong Fund Management Company from January 2001 to October 2001 and a senior manager at the international business department of China Southern Securities Co., Ltd. from August 1997 to December 2000. He received his bachelor’s degree from Hebei Normal University in China in 1994 and his master degree in economics from Nankai University in China in 1998.

William Mark Evans has been our director since March 2011. Mr. Evans has been a general partner of Balderton Capital, a U.K. based venture capital firm, since September 2002 and currently serves as a director of a number of private companies. From April 2004 to October 2006, Mr. Evans served as the chairman of the audit committee of the board of directors of Shanda Interactive Entertainment Inc., a NASDAQ-listed company. Prior to that, Mr. Evans held a variety of senior management positions at Goldman Sachs, including chairman of Goldman Sachs Asia from 1993 to 1997. Mr. Evans received his bachelor’s degree in economics from Queen’s University in Canada in 1981 and his MLitt degree in economics from the University of Oxford in 1985.

Alex Zuoli Xu has been our chief financial officer since February 2011. Mr. Xu has extensive experiences in investment research and business management. Prior to joining us, Mr. Xu was a managing director at Cowen & Company, LLC, an investment banking service provider, where he led the firm’s investment research in China on Chinese companies listed in the United States. From March 2010 to August 2010, he served as the chief financial officer of Yeecare Holdings, a private health care product distributor in China, and from May 2008 to March 2010, as the chief strategy officer of China Finance Online Co., Ltd., a Chinese Nasdaq-listed online financial information/service company. Prior to that, Mr. Xu was a senior VP at Brean Murray, Carret & Co, a research-driven investment and merchant bank, covering U.S.-listed Chinese companies. He was part of a top-ranked research team at Banc of America Securities, LLC from 2003 to 2007, and was an equity research associate at UBS from 2002 to 2003. Mr. Xu received his bachelor’s degree in applied physics from Beijing University of Posts and Telecommunications in 1990 and an M.B.A. from Cornell University in 2002. Mr. Xu is a CFA charterholder.

Jue Yao has been our vice president of finance since 2008. Ms. Yao served as our financial director from 2006 to 2008. Prior to joining us in 2006, Ms. Yao held various positions at Sohu.com Inc. from 1999 to 2006, including financial director, where she was responsible for its strategic planning, budgeting and finance of wireless value-added and gaming business units. From 1996 to 1999, Ms. Yao was a senior auditor at KPMG. Ms. Yao graduated from University of International Business and Economics in China with a bachelor’s degree in international accounting in 1996. She is a chartered accountant in China.

Xiaohong Shi has been our vice president of technology since 2006. From January 2004 to August 2005, Mr. Shi was the chief technology officer of Yahoo! China, where he was responsible for technology research and development. From 1999 to 2003, Mr. Shi was the chief technology officer of www.3721.com, a company engaged in Internet search and online marketing business in China. From November 1998 to August 1999, Mr. Shi was a project manager at Founder Group, a leading Chinese information technology company. Mr. Shi received his Ph.D. and master’s degrees in computer science from Xi’an Jiaotong University in 1998 and 1995, respectively.

B.                                     Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2011, we paid an aggregate of $731,794 in cash compensation to our directors and executive officers and granted a total of 1,106,952 options to our directors and officers. For the year ended December 31, 2011, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors.

Share Option Plans

Share Option Plans

Our board of directors and shareholders have adopted three incentive plans, namely, our 2011 share incentive plan, 2006 employee share option scheme and 2006 share vesting scheme. These incentive plans were adopted to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive directors, officers, advisors and key employees and to promote the success of our business.

2011 Share Incentive Plan

The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2011 share incentive plan, or the 2011 Plan, is 6,272,601 shares plus an annual increase on the first day of each year beginning in 2012 and ending in 2021, equal to the greater of (i) five percent (5%) of the shares outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such greater number of shares as determined by our board of directors. The following paragraphs describe the principal terms of the 2011 Plan.

Types of Awards.    The types of awards we may grant under our 2011 Plan include the options to purchase our ordinary shares at a specified price and in a specified period determined by our compensation committee. Under the 2011 Plan, we may also grant awards of our (i) restricted shares, (ii) restricted share units, (iii) dividend equivalents, (iv) deferred shares, (v) share payments and (vi) share appreciation rights under the terms and conditions determined by our compensation committee.

Plan Administration.    The compensation committee of our board of directors (or another committee or a subcommittee of our board of directors assuming the functions of our compensation committee under the 2011 Plan) will administer the 2011 Plan. The committee will determine the terms and conditions of each grant, including but not limited to, the exercise, grant or purchase prices, any reload provision, any restrictions or limitations on the awards, vesting schedules, restrictions on the exercisability of the awards, any acceleration or waivers, and any provision related to non-competition and recapture of gain on the awards.

Eligibility.    We may grant awards to directors, officers, advisors and employees of our company, which include our subsidiaries and any entity in which we hold actual or de facto control by equity ownership or contractual arrangement.

Award Agreement.    Awards granted under the 2011 Plan will be evidenced by an award agreement that will set forth the terms and conditions and limitations for each award. Share awards may be evidenced by way of an issuance of certificates or book entries with appropriate legends. The certificates and book entry procedures may be subject to counsels’ advice, stop-transfer orders of other conditions or restrictions where the 2011 Plan administrator deems necessary or advisable to comply with the required laws and regulations.

Vesting.    The 2011 Plan provides that the plan administrator may set the period during which an option or a share appreciation right can be exercised and may determine that an option or a share appreciation right may not be exercised for a specified period after it is granted. Such vesting can be based on criteria selected by the administrator. At any time after the grant of an option or a share appreciation right, the administrator may, in its sole discretion and subject to terms and conditions it determines, accelerate the period during which an option or a share appreciation right vests. No portion of an option or a share appreciation right unexercisable at the termination of service of an option or a share appreciation right holder with our company or subsidiaries can become exercisable afterwards, unless otherwise provided by the administrator.

Exercise Price and Term of Awards.    The exercise price per share of options granted under the 2011 Plan is determined by the plan administrator in the award agreement. The price may be fixed or variable related to the fair market value of our ordinary shares. The term of any option granted should not exceed ten years. However, in the case where our incentive option is granted to individual who, at the date of grant, owns more than ten percent of the total combined voting power of all classes of our shares, the price granted shall not be less than 110% of fair market value on the date of grant and the option is exercisable for no more than five years from the date of grant.

For ordinary share awards granted under the 2011 Plan, namely (i) restricted shares, (ii) restricted share units, (iii) dividend equivalents, (iv) deferred shares, and (v) share payments, the consideration shall not be less than the par value of the shares purchased unless otherwise permitted by applicable laws and regulations. The terms of the share awards are set by the plan administrator in its sole discretion.

The exercise price of share appreciation right under the 2011 Plan is determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The term of the share appreciation right will not exceed ten years.

Transfer Restriction.    The awards granted under the 2011 Plan may not be sold, pledged, assigned or transferred in a manner other than by will or the laws of descent and distribution or, subject to the consent of the plan administrator, as required under the applicable domestic relations laws.

Amendments or Termination.    The 2011 Plan provides that in the event of any changes affecting our ordinary shares or our share price, the plan administrator can make proportionate and equitable adjustments to reflect such changes. Upon or in anticipation of a corporate transaction, including acquisition, disposal of substantially all or all assets, reverse takeover, dissolution, the plan administrator should in its discretion provide for replacement or assumption of such award. In the event of other changes, the compensation committee should in its discretion make adjustments in the number and class of shares subject to awards outstanding on the date of such change to prevent dilution or enlargement of rights. The 2011 Plan will expire and no further awards may be granted after the tenth anniversary of the plan was adopted.

As of March 31, 2012, we have granted options to purchase a total of 353,000 ordinary shares to our directors and executive officers with exercise prices from $14.50 to $19.41 per ADS under our 2011 share incentive plan.

2006 Employee Share Option Scheme

In November 2010 and January 2011, our board of directors approved increases of the number of shares under our 2006 employee share option scheme. As of December 31, 2011, we have reserved an aggregate of 16,652,751 of our ordinary shares for issuance under our 2006 employee share option scheme. The following paragraphs describe the principal terms of our 2006 employee share option scheme.

Types of Awards.    We may grant options to purchase our ordinary shares under our 2006 employee share option scheme.

Plan Administration.    The 2006 employee share option scheme is, upon the approval of the compensation committee established from time to time under our board of directors, administered by our chief executive officer. Our chief executive officer will determine the provisions and terms and conditions of each award grant, including, among other things, the number of awards, exercise price, option vesting schedules, forfeiture provisions and form of payment upon settlement of an award.

Eligibility.    We may grant awards to our employees, officers, directors of or consultants to our company, which include our subsidiaries or any entities in which we hold actual or de facto control by equity ownership or contractual arrangement.

Notice of Grant.    A grantee is delivered a written notice in the form our chief executive, subject to the 2006 employee share option scheme, determines from time to time. The notice specifies the number of options granted as well as other terms and conditions of the award, including performance criteria on which the grant is made. The grantee may by written notice given to us renounce his or her rights to the notice of grant, and the grant is deemed not having been made.

Vesting Schedule.    The options granted in each award vests in the grantee as follows: (i) 25% vests twelve months after the grant is made; (ii) 25% vests 24 months after the grant is made; (iii) 25% vests 36 months after the grant is made; and (iv) 25% vests 48 months after the grant is made. If the grantee ceases to become eligible for any reason prior to certain exit events, the option vested but not exercised as well as the options not yet vested will automatically lapse and expire.

Exercise of Option.    Options are personable to the grantee, who may not transfer, mortgage or create interests (legal or beneficial) on the option unless having received prior written consent by our chief executive officer. Grantees do not enjoy any rights, interests or benefits attached to the underlying shares unless the options have vested in and exercised by the grantees. Unless our chief executive officer agrees and so notifies the grantee separately in writing, grantees may not exercise any vested options prior to the occurrence of certain material events such as our initial public offering, sale of all or substantially all of our issued share capital, sale of all or substantially all of its assets and winding up of our company until any of these events is consummated. Under the 2006 employee share option scheme, the grantees are deemed to have authorized the nominee as designated by us to act and execute documents to exercise the options. Unless agreed by our chief executive officer in writing, all rights, including voting rights, attached to the shares allotted under the 2006 employee share option scheme and held by the nominee belong to and are exercised by the nominee at its sole and absolute discretion. The grantees have the right to all monetary benefits deriving from the shares when the shares are disposed of.

Exercise Price.    The exercise price is fixed by reference to the date on which the grant is made. Generally, our chief executive officer may determine the price at either (i) the latest valuation price per share certified by our auditors or (ii) the latest price per share at which we have issued any shares prior to the date the subject grant is made. We shall permit payment of the exercise price by an appropriate assignment, transfer, direction or authorization, which is in the form our chief executive officer may reasonably require, to the extent that the cash proceeds receivable by the grantee from certain enumerated events, equals to the exercise price payable by the grantee to us.

Amendment and Termination.    Our chief executive officer may at any time terminate our 2006 employee share option scheme. Amendments to our 2006 employee share option scheme are subject to resolution of our compensation committee. Any amendment of our 2006 employee share option scheme must not adversely affect awards already granted or agreed to be granted without written consent of a majority in the number of holders of unexercised options. Unless terminated earlier, the 2006 employee share option scheme will expire and we may not grant awards after the tenth anniversary of its adoption date on January 25, 2006.

As of March 31, 2012, we have granted options to purchase a total of 1,049,000 ordinary shares to our directors and executive officers with exercise prices of $2.25 to $7.80 per ADS under our 2006 employee share option scheme.

2006 Employee Share Vesting Scheme

In January 2006, Young Vision, one of our principal shareholders, holders of Series A preferred shares and certain other parties entered into a share incentive agreement. The share incentive agreement was subsequently amended and restated when we issued our Series B preferred shares in November 2006 and Series C preferred shares in January 2010. Under the incentive agreement, Young Vision allocated a total of 21,603,645 ordinary shares of our company to an equity incentive pool designed to award our employees and consultants according to our 2006 Employee Share Vesting Scheme. 18,086,101 of these 21,603,645 shares in the equity pool are to vest in grantees on a four-year vesting schedule commencing from November 7, 2006. The remaining 3,517,544 ordinary shares will be granted to employees who join our company as a result of acquisitions or mergers. In February 2011, Young Vision transferred 11,826,000 and 5,550,654 ordinary shares of our company in the equity pool to Sino Honor Limited and Strengthen Goal Limited, respectively. Sino Honor Limited, a British Virgin Islands company, is wholly-owned by Shu Cao, our director and chief engineer. Strengthen Goal Limited, a British Virgin Islands company, is wholly-owned by Xiaohong Shi, our vice president of technology. Each of Mr. Cao and Mr. Shi disclaims beneficial ownership in the shares held by Sino Honor Limited and Strengthen Goal Limited, respectively. Grantees are only entitled to rights to monetary benefits by receiving dividends, if any, on the vested shares. Unless our company agrees in writing, grantees may not dispose of the vested shares prior to the occurrence of certain material events such as our initial public offering, sale of all or substantially all of our issued share capital, sale of all or substantially all of our assets and winding up of our company until any of these events is consummated. Young Vision holds the voting rights for the ordinary shares reserved in this equity incentive pool, including those shares underlying the options that have been granted and vested. Subject to limited circumstances such as the termination of his employment with us, Hongyi Zhou, our chairman and chief executive officer, administers this equity incentive pool and has the discretion to change or impose any restrictions on the manner in which the shares in this equity incentive pool will be granted. Under the 2006 Employee Share Vesting Scheme, if the grantee’s employment is terminated, we may repurchase all or part of the vested shares at RMB1.0, depending on the date on which his employment is terminated and the reasons for such termination.

As of March 31, 2012, a total of 2,473,952 shares from this equity incentive pool were granted to our directors and executive officers under our 2006 employee share vesting scheme.

C.                                     Board Practices

Board of Directors

Our board of directors currently consists of nine directors. A director is not required to hold any shares to qualify for appointment. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested as long as he or she has made a declaration of the nature of such interest. Our board of directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.

Audit Committee

Our audit committee consists of Messrs. Shujun Li and Ming Huang and Ms. Wenjiang Chen. Each of Mr. Li, Mr. Huang and Ms. Wenjiang Chen is an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act. Mr. Li is the chair of our audit committee.

The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor.

The audit committee is responsible for, among other things:

•                                          appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•                                          reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                                          discussing the annual audited financial statements with management and the independent auditors;

•                                          reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•                                          meeting separately and periodically with management and the independent auditors.

In 2011, our audit committee held 10 meetings and passed resolutions two times.

Compensation Committee

Our compensation committee consists of Messrs. Neil Nanpeng Shen, William Mark Evans and Hong Chuan Thor. Our board of directors has determined that each of Messrs. Shen, Evans and Hong Chuan Thor is an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Shen is the chair of our compensation committee.

Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of our compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any compensation committee meeting during which his compensation is deliberated. Our compensation committee is responsible for, among other things:

•                                          approving and overseeing the compensation package for our executive officers;

•                                          reviewing and making recommendations to our board with respect to our compensation policies and the compensation of our directors; and

•                                          reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2011, our compensation committee held two meetings and passed resolutions two times.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Hong Chuan Thor and Ming Huang and Ms. Wenjiang Chen. Our board of directors has determined that each member of the corporate governance and nominating committee is an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Thor is the chair of our corporate governance and nominating committee.

Our corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•                                          identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•                                          reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;

•                                          identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•                                          advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•                                          monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

In 2011, our corporate governance and nominating committee held one meeting and passed resolutions one time.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and serious or persistent breach or non-observance of the officer’s duties. Furthermore, we may terminate the officer without cause, at any time, upon one month written notice or by payment of one month salary in lieu of notice. An executive officer may terminate his employment at any time with a one-month notice or by payment of one month salary.  In addition, the executive may resign prior to the expiration of the Agreement if such resignation or an alternative arrangement with respect to the Employment is approved by the Board.

Each executive officer has agreed to hold, at all times during the term of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice, during the period of his employment with us, and to assign all right, title and interest in them to us.

We do not have service contracts with any of our directors that provide for benefits upon termination of employment.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.                                    Employees

We had 488, 860 and 1,725 employees as of December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, we had 1,725 full-time employees, including 1,166 in product development, 247 in sales and marketing, 178 in providing remote technical support services and 134 in administration.

E.                                      Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2011 by:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5% of our shares.

	Ordinary Shares Beneficially Owned (1)(2)%
Directors and Executive Officers:
Hongyi Zhou(3)	32,228,158	18.0%
Xiangdong Qi(4)	18,633,343	10.4%
Shu Cao(5)	11,930,917	6.7%
Neil Nanpeng Shen(6)	12,196,863	6.8%
Wenjiang Chen	—	—

	Ordinary Shares Beneficially Owned (1)(2)%
Hong Chuan Thor	—	—
Ming Huang	—	—
Shujun Li	—	—
William Mark Evans	—	—
Alex Zuoli Xu	*	*
Jue Yao	*	*
Xiaohong Shi(7)	5,712,277	3.2%
All directors and executive officers as a group	82,012,009	45.8%

Principal Shareholders:
Global Village Associates Limited(8)	32,228,158	18.0%
Young Vision Group Limited(9)	17,633,344	9.8%
Highland Capital Partners VI Limited Partnership and its affiliates(10)	20,515,149	11.5%
Sequoia Capital China I, L.P. and its affiliates(11)	11,719,461	6.5%
Sino Honor Limited(12)	11,516,417	6.4%
CDH Net Technology Limited(13)	10,653,196	6.0%
Trustbridge Partners III, L.P. and its affiliates(14)	10,417,664	5.8%

*                                         Less than 1% of our outstanding ordinary shares.

(1)                                  Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)                                  The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 179,029,251 ordinary shares, being the number of shares outstanding as of December 31, 2011.

(3)                                  Consists of 32,228,158 Class B ordinary shares held by Global Village. Global Village, a British Virgin Islands company, is wholly-owned by Fair Point International Limited, or Fair Point. Fair Point, a British Virgin Islands company, is wholly-owned by Credit Suisse Trust Limited as trustee of a trust constituted under the laws of Singapore with Mr. Zhou and his wife as the settlers, Mr. Zhou as investment manager with sole voting and dispositive power and certain family members of Mr. Zhou as the beneficiaries. The registered address of Global Village is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Fair Point is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)                                  Consists of (i) 999,999 class A ordinary shares beneficially owned by Mr. Qi in the form of ADSs, and (ii) 17,633,344 Class B ordinary shares held by Young Vision, a British Virgin Islands company which wholly-owned by East Line Holdings Limited, or East Line. East Line, a British Virgin Islands company, is wholly-owned by Trade Right Holdings Limited, or Trade Right.  Trade Right, a Bahamas company, is wholly-owned by Credit Suisse Trust Limited as trustee of a trust constituted under the laws of Singapore with Mr. Qi as the settler and Mr. Qi and certain members of his family as the beneficiaries.  Mr. Qi expressly disclaims beneficial ownership in 1,874,039 Class B ordinary shares allocated to award our employees and consultants under our 2006 Employee Share Vesting Scheme. The registered address of Young Vision is 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands. The registered address of East Line is Abbott Building, Road Town, Tortola, British Virgin Islands. The registered address of Trade Right is the Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas.

(5)                                  Consists of (i) 7,190,189 Class A ordinary shares in the form of ADSs and 4,326,228 Class B ordinary shares held by Sino Honor Limited, or Sino Honor, a British Virgin Islands company which is wholly-owned by Mr. Cao, (ii) 399,999 Class A ordinary shares in the form of ADSs and one class B ordinary share held by Flying Great Limited, or Flying Great, a British Virgin Islands company which is wholly-owned by Mr. Cao, and (iii) 14,500 Class A ordinary shares in the form of ADSs issuable upon the exercise of options held by Mr. Cao exercisable within 60 days of this annual report .  Mr. Cao expressly disclaims beneficial ownership in the 7,190,189 Class A ordinary shares and 4,326,228 Class B ordinary shares held by Sino Honor, which were allocated to award our employees and consultants under our 2006 Employee Share Vesting Scheme. The registered address of Sino Honor is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of Flying Great is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(6)                                  According to a Schedule 13G filed by Sequoia Capital China I, L.P. on February 8, 2012 and as of December 31, 2011, consists of (i) 9,230,247 Class B ordinary shares held by Sequoia Capital China I, L.P., (ii) 1,060,610 Class B and 1.5 Class A ordinary shares held by Sequoia Capital China Partners Fund I, L.P., (iii) 1,428,601 Class B ordinary shares and 1.5 Class A ordinary shares held by Sequoia Capital China Principals Fund I, L.P., (iv) 112,755 Class B ordinary shares held by Sequoia Capital China UR Holdings Limited, and (v) 364,647 Class B ordinary shares held by Neil Nanpeng Shen. Sequoia Capital China I, L.P. Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. are collectively referred to as the Sequoia Funds. The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The Sequoia Funds’ general partner is Sequoia Capital China Management I, L.P. The general partner of Sequoia Capital China Management I, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SNP China Enterprises Limited, a company incorporated in the British Virgin Islands, is the director of and wholly owns SC China Holding Limited. Neil Nanpeng Shen is the director of and wholly owns SNP

                                                China Enterprises and Sequoia Capital China UR Holdings Limited.  Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The registered address of Sequoia Capital China I., L.P. and its affiliates is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(7)                                  Consists of (i) 3,948,309 Class A ordinary shares in the form of ADSs and 763,968 Class B ordinary shares held by Strengthen Goal Limited and (ii) 999,999 Class A ordinary shares in the form of ADSs and one Class B ordinary share held by Elite Wisdom Development Limited. Mr. Shi disclaims beneficial ownership in all of the 4,712,277 ordinary shares held by Strengthen Goal Limited. Such shares were allocated to award our employees and consultants under our 2006 Employee Share Vesting Scheme. Strengthen Goal Limited, a British Virgin Islands company, is wholly-owned by Mr. Shi. The registered address of Strengthen Goal Limited is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Elite Wisdom Development Limited, a British Virgin Islands company, is wholly-owned by Mr. Shi. The registered address of Elite Wisdom Development Limited is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(8)                                  Global Village is wholly-owned by Fair Point. Fair Point is wholly-owned by Credit Suisse Trust Limited as trustee of a trust constituted under the laws of Singapore with Mr. Hongyi Zhou and his wife as the settlers, Mr. Zhou as investment manager with sole voting and dispositive power and certain family members of Mr. Zhou as the beneficiaries. The registered address of Global Village is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.  The registered address of Fair Point is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)                                  Young Vision is wholly-owned by East Line. East Line is wholly-owned by Trade Right.  Trade Right is wholly-owned by Credit Suisse Trust Limited as trustee of a trust constituted under the laws of Singapore with Mr. Xiangdong Qi as the settler and Mr. Qi and certain members of his family as the beneficiaries.  The registered address of Young Vision is 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands. The registered address of East Line is Abbott Building, Road Town, Tortola, British Virgin Islands.  The registered address of Trade Right is the Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas.  Young Vision expressly disclaims beneficial ownership in 1,874,039 Class B ordinary shares allocated to award our employees and consultants under our 2006 Employee Share Vesting Scheme.

(10)                            According to a Schedule 13G filed by Highland Capital Partners VI Limited Partnership, or Highland Capital VI, on February 14, 2012 and as of December 31, 2011, consists of (i) 12,839,920.5 Class A ordinary shares in the form of ADSs held by Highland Capital VI, (ii) 7,039,258.5 Class A ordinary shares in the form of ADSs held by Highland Capital Partners VI-B Limited Partnership, or Highland Capital VI-B, and (iii) 635,970 Class A ordinary shares in the form of ADSs held by Highland Entrepreneurs’ Fund VI Limited Partnership, or Highland Entrepreneurs’ Fund VI.  Highland Capital VI, Highland Capital VI-B and Highland Entrepreneurs’ Fund VI are collectively referred to as the Highland VI Investing Entities. Highland Management Partners VI Limited Partnership, or HMP VI, is the general partner of Highland Capital VI and Highland Capital VI-B. HEF VI Limited Partnership, or HEF VI, is the general partner of Highland Entrepreneurs’ Fund VI. Highland Management Partners VI, Inc., or Highland Management, is the general partner of both HMP VI and HEF VI. Robert F. Higgins, Paul A. Maeder, Daniel J. Nova, Robert J. Davis, Sean M. Dalton, Corey M. Mulloy and Fergal J. Mullen are the managing directors of Highland Management. Highland Management, as the general partner of the general partners of the Highland VI Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland VI Investing Entities. The managing directors of Highland Management have shared voting and investment control over all the shares held by the Highland VI Investing Entities and therefore may be deemed to share beneficial ownership of the shares held by Highland VI Investing Entities by virtue of their status as controlling persons of Highland Management. Each of the managing directors of Highland Management disclaims beneficial ownership of the shares held by the Highland VI Investing Entities, except to the extent of such managing director’s pecuniary interest therein. The registered address of Highland Capital Partners VI Limited Partnership and its affiliates is c/o Highland Capital Partners LLC, 92 Hayden Avenue, Lexington, MA 02421, U.S.A.

(11)                            According to a Schedule 13G filed by Sequoia Capital China I, L.P. on February 8, 2012 and as of December 31, 2011, consists of (i) 9,230,247 Class B ordinary shares held by Sequoia Capital China I, L.P., (ii) 1,060,610 Class B and 1.5 Class A ordinary shares held by Sequoia Capital China Partners Fund I, L.P., (iii) 1,428,601 Class B ordinary shares and 1.5 Class A ordinary shares held by Sequoia Capital China Principals Fund I, L.P.  Sequoia Capital China I, L.P. Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. are collectively referred to as the Sequoia Funds. The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The Sequoia Funds’ general partner is Sequoia Capital China Management I, L.P. The general partner of Sequoia Capital China Management I, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SNP China Enterprises Limited, a company incorporated in the British Virgin Islands, is the director of and wholly owns SC China Holding Limited. Neil Nanpeng Shen is the director of and wholly owns SNP China Enterprises. Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The registered address of Sequoia Capital China I., L.P. and its affiliates is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(12)                            Sino Honor Limited, a British Virgin Islands company, is wholly-owned by Shu Cao, our director and chief engineer. Mr. Cao disclaims beneficial ownership in all of the 11,516,417 ordinary shares held by Sino Honor Limited. Such shares were allocated to award our employees and consultants under our 2006 Employee Share Vesting Scheme. The registered address of Sino Honor Limited is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(13)                            According to a Schedule 13G filed by CDH Net Technology Limited on February 10, 2012 and as of December 31, 2011, consists of 10,653,196 Class A ordinary shares held by CDH Net Technology Limited. CDH China Growth Capital Fund II, L.P., or CDH Fund II, a Cayman Islands exempted limited partnership, and CDH Venture Partners II, L.P., or CDH Venture Partners II, a Cayman Islands exempted limited partnership own 90.3% and 9.7% of the total issued and outstanding shares of CDH Net Technology Limited, respectively. CDH China Growth Capital Holdings Company Limited, or CDH Growth Capital, is the

                                                general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II.  CDH Venture GP II Company Limited, or CDH Venture GP II, is the general partner of CDH Venture Partners II and has the power to direct CDH Venture Partners II as to the voting and disposition of shares directly and indirectly held by CDH Venture Partners II. The investment committee of CDH China Growth Capital comprises Shangzhi Wu, Shuge Jiao and Xin Lai Liu. Each of Shangzhi Wu, Shuge Jiao and Xin Lai Liu disclaims beneficial ownership of all of our shares held by CDH Net Technology Limited except to the extent of each of their pecuniary interest therein. The investment committee of CDH Venture Partners II comprises Shangzhi Wu, Shuge Jiao, Yan Huang, Shu Wang, William Hsu and Wenjiang Chen. Each of Shangzhi Wu, Shuge Jiao, Yan Huang, Shu Wang, William Hsu and Wenjiang Chen disclaims the beneficial ownership of all of our shares held by CDH Net Technology, except to the extent of each of their pecuniary interests therein. The registered address of CDH Net Technology Limited is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

(14)                            According to a Schedule 13G filed by TB Partners GP Ltd on February 13, 2012 and as of December 31, 2011, consists of 7,831,457 Class A ordinary shares held directly by Trustbridge Partners III, L.P., or TB III, and (ii) 2,586,207 Class A ordinary shares managed by TB Alternative Assets Ltd., or TB Alternative on behalf of the Trustees of Columbia University in the City of New York. TB III is a Cayman Islands exempted limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited. TB Alternative is affiliated with TB Partners GP Limited. The investment committee of TB Partners GP Limited comprises four individual members. Each of the members disclaims beneficial ownership in all of our shares held by TB III except to the extent his pecuniary interests therein. The registered address of TB III is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

As of December 31, 2011, 179,029,251 of our ordinary shares, including 109,392,815 Class A ordinary shares and 69,636,436 Class B ordinary shares, were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that 107,857,824 ordinary shares, or approximately 60.2% of our issued and outstanding shares, were held by the record shareholders in the United States, represented by 71,905,216 ADSs held of record by The Bank of New York Mellon, the depositary of our ADS program.

Holders of our Class A ordinary shares are entitled to one vote per share, while holders of our Class B ordinary shares are entitled to five votes per share. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.                                                           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                   Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                     Related Party Transactions

Loans from a Related Party

In 2011, our former 53.5%-owned subsidiary, Shanghai Yiyi Digital Technology Co., Ltd., or Shanghai Yiyi, received loans of RMB6.1 million ($1.0 million) from one of its non-controlling shareholders.  This non-controlling shareholder also has common shareholders and board directors with us.  These loans were interest-free loans to finance Shanghai Yiyi’s day-to-day operations.  In January 2012, we disposed of all of our interests in Shanghai Yiyi to its non-controlling shareholders. As of the date of this annual report, we had no amounts due to under these loans.

Purchases of Products and Services

In his personal capacity, Mr. Hongyi Zhou, our chairman, chief executive officer and principal shareholder, has been an angel investor in the Internet and high-tech industries in China. From time to time, on an arm’s length basis, we purchase products and services from or enter into revenue sharing arrangements with companies in which Mr. Zhou is a principal shareholder or a director. None of these transactions was material.

In 2009, we purchased browser source code and related technical services from Shengjing Wanwei for an aggregate consideration of $950,000. We subsequently acquired the Internet business of Shengjing Wanwei in September 2009 for (i) $2.2 million in cash paid to Genius Land Services Limited, a company wholly-owned by a family member of Mr. Hongyi Zhou, and the designee of Shengjing Wanwei for receiving the payment in connection with this acquisition, and (ii) and 2,125,176 of our ordinary shares issued to Global Village, a company wholly-owned by Mr. Hongyi Zhou, which were automatically redesignated as Class B ordinary shares upon the completion of our initial public offering.

Investment Advisory Services

In July 2010, we engaged a family member of a shareholder and executive officer to provide investment advisory services. As remuneration for these services, we granted this advisor options to purchase 300,000 of our ordinary shares, which were automatically re-designated as Class A ordinary shares upon the completion of our initial public offering. The fair value of these options as of the grant date was $420,000.

Contractual Arrangements among Qizhi Software, the VIEs and the Respective Shareholders of the VIEs

Qizhi Software, our PRC operating subsidiary, is a wholly foreign-owned enterprise and is subject to PRC legal restrictions on foreign ownership in the telecommunications sector. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations Relating to Our Business — Telecommunications Regulations.” Accordingly, we conduct our business activities primarily through two VIEs, namely Beijing Qihu and Shanghai Qitai. The registered shareholders of Beijing Qihu and Shanghai Qitai are our directors, officers or key employees, who directly or indirectly hold our shares, including Mr. Hongyi Zhou, our chairman of the board and the chief executive officer and Mr. Xiangdong Qi, our director and president. Through contractual arrangements with Beijing Qihu and Shanghai Qitai and their respective registered shareholders, we bear the economic risks and receive the economic benefits of Beijing Qihu and Shanghai Qitai as their primary beneficiary. The financial results of Beijing Qihu and Shanghai Qitai are consolidated into our financial statements despite the lack of our equity interest in them. We believe the consolidation is necessary to fairly present the financial position and results of operations of our company, because of the existence of a parent-subsidiary relationship through contractual arrangements. Qizhi Software has entered into contractual arrangements with Beijing Qihu, Shanghai Qitai and their respective registered shareholders, which enable us to:

•                                          exercise effective control over Beijing Qihu and Shanghai Qitai;

•                                          receive substantially all of the economic benefits from Beijing Qihu and Shanghai Qitai as if we were their sole shareholder; and

•                                          have an exclusive option to purchase all of the equity interests in Beijing Qihu and Shanghai Qitai when and to the extent permitted by PRC law.

Qizhi Software has also entered into similar contractual arrangements with five other VIEs that do not have significant business operations.

Equity Disposition Agreements

Qizhi Software entered into equity disposition agreements with Beijing Qihu, Shanghai Qitai and their respective registered shareholders, who irrevocably granted Qizhi Software or its designated person exclusive options to purchase, when and to the extent permitted under PRC law, all of the equity interests in Beijing Qihu and Shanghai Qitai. The exercise price for the options to purchase all of the equity interests in Beijing Qihu and Shanghai Qitai is the minimum amount of consideration permissible under the then applicable PRC law. The agreements have an initial term of ten years and are renewable at Qizhi Software’s sole discretion. These equity disposition agreements provide, among other things, that without Qizhi Software’s prior written consent:

•                                          the registered shareholders of each VIE may not transfer, encumber, grant security interest in, or otherwise dispose of in any way any equity interests in their respective VIEs;

•                                          Beijing Qihu and Shanghai Qitai may not sell, transfer, mortgage or otherwise dispose of in any way their respective assets, business or income, nor may they create any security interest therein (other than created in the ordinary course of their respective business);

•                                          no shareholders resolution should be passed to increase or reduce the registered capital of each VIE or otherwise alter the capital structure of such VIE;

•                                          the articles of association of each VIE should not be supplemented, altered or modified in any way;

•                                          Beijing Qihu and Shanghai Qitai may not declare or pay any dividends to their respective registered shareholders;

•                                          Beijing Qihu and Shanghai Qitai may not merge with any third parties, or purchase or transfer any assets or businesses from or to any third parties;

•                                          Beijing Qihu and Shanghai Qitai may not engage in any transactions that may cause substantially adverse effects on their respective assets, obligations, operations, share capital and other rights;

•                                          Beijing Qihu and Shanghai Qitai may not incur any indebtedness, except where transactions were entered into in the ordinary course of business; and

•                                          the registered shareholders of the VIEs will apply the proceeds from the disposition of the shares of their respective VIEs to repay the loans extended by Qihoo 360 under the loan agreements described below.

Loan Agreements

Under loan agreements between Qihoo 360 and the registered shareholders of Beijing Qihu and Shanghai Qitai, as the case may be, Qihoo 360 extended loans of (i) an aggregate principal amount of RMB80 million ($12.0 million) to the registered shareholders of Beijing Qihu and (ii) an aggregate principal amount of RMB1 million ($151,515) to the registered shareholders of Shanghai Qitai. The registered shareholders obtained the loans to fund the initial registered capital of and contribute additional registered capital to Beijing Qihu and Shanghai Qitai, as the case may be. Each loan agreement has a term of ten years and is renewable for another ten-year term upon the parties’ agreement.

Equity Pledge Agreements

Under Qizhi Software’s equity pledge agreements with Beijing Qihu, Shanghai Qitai and their respective registered shareholders, the registered shareholders of Beijing Qihu and Shanghai Qitai pledged all of their respective equity interests in Beijing Qihu and Shanghai Qitai to Qizhi Software to secure the performance of the registered shareholders’, Beijing Qihu’s and Shanghai Qitai’s obligations under the various VIE agreements, including the business operation agreements and the technology development agreements described below. If Beijing Qihu, Shanghai Qitai or any of their respective registered shareholders breaches any of their respective contractual obligations under these agreements, Qizhi Software, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The registered shareholders of Beijing Qihu and Shanghai Qitai agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interests in Beijing Qihu and Shanghai Qitai, as the case may be, without Qizhi Software’s prior written consent. Unless terminated at Qizhi Software’s sole discretion, each equity pledge agreement has a term of ten years and will be automatically renewed upon the expiration of the ten-year term.

Business Operation Agreements

Under the business operation agreements among Qizhi Software, Beijing Qihu and Shanghai Qitai, as the case may be, and the respective registered shareholders of Beijing Qihu and Shanghai Qitai, the registered shareholders of Beijing Qihu and Shanghai Qitai may not enter into any transaction that could materially affect the assets, liabilities, interests or operations of Beijing Qihu and Shanghai Qitai, as the case may be, without Qizhi Software’s prior written consent. In addition, directors, chairman, general managers, financial controllers or other senior managers of Beijing Qihu and Shanghai Qitai, as the case may be, must be Qizhi Software’s nominees appointed by the registered shareholders of Beijing Qihu and Shanghai Qitai. Each business operation agreement has a term of ten years and is renewable at Qizhi Software’s sole discretion.

Technology Development Agreements

Under a technology development agreement dated May 1, 2008 between Qizhi Software and Beijing Qihu, Qizhi Software agreed to provide Beijing Qihu with technology development and support services related to Beijing Qihu’s advertising business. Beijing Qihu agreed to pay RMB8.5 million ($1.3 million) in 2008 and 30% of Beijing Qihu’s revenues from its advertising business annually from 2009 to 2012 to Qizhi Software. This agreement has a term of five years. In September 2010, Beijing Qihu and Qizhi Software signed a supplementary agreement, which amended the percentage of Beijing Qihu’s revenues that Qizhi Software would receive from 30% to 20%, effective September 1, 2010.  In 2011, pursuant to these agreements, Beijing Qihu agreed to pay RMB98.2 million ($15.2 million) in technology development and support service fees related to its advertising business to Qizhi Software.

Under a technology development agreement dated March 15, 2009 between Qizhi Software and Beijing Qihu, Qizhi Software agreed to provide Beijing Qihu with technology development and support services related to Beijing Qihu’s online shopping business. Beijing Qihu agreed to pay to Qizhi Software RMB4.5 million ($0.7 million) within 30 days from the date of the agreement, RMB4.5 million ($0.7 million) within 60 days after the date of the agreement and 35% of the revenues generated from the online shopping business for the period between June 2009 and December 2012. Unless earlier terminated, this agreement has a term of four years. In June 2010, Beijing Qihu and Qizhi Software signed a supplementary agreement, which amended the percentage of Beijing Qihu’s revenues from the online shopping business that Qizhi Software would receive from 35% to 20%, effective June 1, 2010. In addition, Beijing Qihu and Qizhi Software agreed that no revenue needed to be paid by Beijing Qihu to Qizhi Software in September and October 2010.  In 2011, pursuant to these agreements, Beijing Qihu agreed to pay RMB52.1 million ($8.1 million) in technology development and support service fees related to its online shopping business to Qizhi Software.

Under a technology development and licensing agreement dated July 1, 2011 between Qizhi Software and Beijing Qihu, Qizhi Software agreed to provide Beijing Qihu with technology development and support services related to Beijing Qihu’s 360 Safe Brower. Under this agreement, Beijing Qihu agreed to pay Qizhi Software RMB7.8 million ($1.2 million) within 30 days of the date of the agreement.  In 2011, based on this agreement, Beijing Qihu agreed to pay RMB152.8 million ($23.6 million) in technology development and support service fees related to 360 Safe Brower to Qizhi Software.

Under an exclusive technology consulting and services agreement dated September 2, 2009 between Qizhi Software and Shanghai Qitai, Qizhi Software agreed to provide Shanghai Qitai with exclusive consulting services relating to Internet information technology and software development technology. In return for Qizhi Software’s services, Shanghai Qitai agreed to pay a monthly fee to Qizhi Software based on the number of page views generated. This agreement has a term of ten years.

Powers of Attorney

Each registered shareholder of Beijing Qihu and Shanghai Qitai has executed a power of attorney to appoint Qizhi Software to be his or her attorneys, and irrevocably authorize Qizhi Software to vote on his or her behalf on all of the matters concerning Beijing Qihu and Shanghai Qitai, as the case may be, that may require shareholders’ approval.

Concurrent Private Placement

In conjunction with our initial public offering in April 2011, affiliates of certain of our existing shareholders, or the private placement investors, purchased an aggregate of 5,172,414 Class A ordinary shares at the initial offering price of $14.50 per ADS. This investment was made pursuant to an offer exempt from registration with the SEC pursuant to Regulation S and Section 4(2) of the Securities Act. These private placement investors were TB Alternative Assets Ltd., Highland VII—PRI (2) S.à r.l., Highland VIIB—PRI (2) S.à r.l., Highland VIIC—PRI (2) S.à r.l., Highland ENT VII—PRI (2) S.à r.l., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., and CDH Net Technology Limited. In connection with this investment, we paid a placement fee equal to 7% of the aggregate purchase price for the investment to UBS AG and Citigroup Global Markets Inc. as the placement agents and (ii) grant these private placement investors certain registration rights.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board Practice — Employment Agreements.”

Share Option Plan

See “ Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Option Plans.”

C.                                     Interests of Experts and Counsel

Not applicable.

Item 8.                                                           FINANCIAL INFORMATION

A.                                   Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

In August 2008, we brought a defamation claim against Beijing Yijin Yuhui Technology Investment Co., Ltd. and Beijing Rising Information Technology Co., Ltd., or Rising, in the Chaoyang District People’s Court of Beijing, alleging that Rising made defamatory statements on its websites and via domestic mass media and seeking retraction of the statements and approximately RMB2.0 million in damages. In December 2011, we withdrew the case.

In February 2010, we brought an unfair competitive practices claim against Rising in the Xicheng District People’s Court of Beijing, alleging that Rising misled users with statements that 360 Safe Guard poses security risks to users’ systems and seeking retraction of the statements and approximately RMB9.8 million in damages.  In November 2011, the court ruled in our favor, requiring Rising to apologize to us and pay RMB0.2 million ($31,776) in damages.

In May 2010, Beijing Kingsoft Security Software Co., Ltd., or Kingsoft, brought an unfair competitive practices claim against us in the First Intermediate People’s Court of Beijing, alleging that we misled users with statements that Kingsoft’s anti-virus software products pose security risks to users’ systems and seeking retraction of the statements and approximately RMB20.0 million in damages. In October 2011, the court ruled that our actions constituted unfair competition and awarded RMB350,000 ($55,609) as damages to Kingsoft.

In November 2010, we brought an unfair competitive practices claim against Kingsoft in the First Intermediate People’s Court of Beijing, alleging that Kingsoft made defamatory statements against us and that Kingsoft’s software interferes with the use of 360 Safe Guard. We sought retraction of the defamatory statements and approximately RMB5.0 million in damages, which we subsequently raised to RMB10.0 million.  In November 2011, first instance judgment was made by First Intermediate People’s Court of Beijing, which rejected our claims.

In May 2010, we brought a breach of contract claim against Baidu Shidai Network Technology (Beijing) Co., Ltd., or Baidu Shidai, in the First Intermediate People’s Court of Beijing, alleging that Baidu Shidai owed us search referral commissions for the search box placed on our 360 browsers and seeking approximately RMB50.4 million ($7.6 million) in damages, losses and interest. In September 2010, Baidu Shidai brought a counter-claim against us in the First Intermediate People’s Court of Beijing, alleging that we charged improper search referral commissions for the search box placed on the 360 browsers and seeking damages of approximately RMB10.5 million ($1.6 million). In July 2011, we entered into a settlement agreement with Baidu Shidai, under which Baidu Shidai made back payments of RMB17.5 million ($2.7 million).

In October 2010, Tencent Technology (Shenzhen) Company Ltd. and Shenzhen Tencent Computer Systems Company Limited, or Tencent, brought an unfair competitive practices claim against us in the Chaoyang District People’s Court of Beijing, alleging that we misled users with statements that Tencent’s QQ instant messaging program invades users’ privacy and seeking retraction of the statements and RMB4.0 million in damages. In September 2011, the court ruled that our actions constituted unfair competition and awarded RMB0.4 million ($63,553) as damages to Tencent. In November 2010, we brought a defamation claim against Tencent in the Xicheng District People’s Court of Beijing, alleging that Tencent made defamatory statements on its website against us and seeking retraction of the statements and RMB1.0 in nominal damages. In March 2012, we increased our sought damages to RMB 1.0 million ($0.2 million). This case is currently pending.

In June 2011, Tencent brought an unfair competitive practices claim against us in the Higher People’s Court of Guangdong province, alleging that our 360 QQ Bodyguard program interferes with users’ proper usage of Tencent’s QQ instant messaging program and seeking $19.8 million (RMB125.0 million) in damages, cessation of the unfair competitive practices and public apology. This case is currently pending.

In November 2011, we brought a claim for abuse of dominant market position against Tencent in the Higher’s People’s Court of Guangdong province, alleging that Tencent engaged in monopolistic activities such as restricting users of its QQ instant messaging program from using our products and bundling its security programs with the QQ instant messaging program and seeking $23.8 million (RMB150.0 million) in damages, cessation of the monopolistic activities and public apology.  This case is currently pending.

Other than the aforementioned, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business.

Holders of our ADSs are entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our Class A ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, and the depositary will distribute them to the holders of ADSs, after deducting its fees and expenses, according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

B.                                     Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                                                           THE OFFER AND LISTING

A.                                   Offering and Listing Details.

Our ADSs are listed on the New York Stock Exchange under the symbol “QIHU.” Every two ADSs represent three of our Class A ordinary shares. For the period from March 30, 2011 to April 18, 2012, the trading price of our ADSs on the New York Stock Exchange has ranged from $13.71 to $36.21 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods specified.

	Sales Price ($)
	High	Low
Annual High and Low
2011 (from March 30, 2011)	36.21	14.30

Quarterly High and Low
Second Quarter 2011	35.72	16.01
Third Quarter 2011	26.08	16.07
Fourth Quarter 2011	21.49	14.30

Monthly High and Low
October 2011	21.49	14.30
November 2011	20.50	15.41
December 2011	19.49	15.51
January 2012	18.45	13.71
February 2012	21.19	16.10
March 2012	26.35	20.50
April 2012 (through April 18, 2012)	25.09	20.01

B.                                     Plan of Distribution

Not applicable.

C.                                     Markets

Our ADSs, every two representing three of our Class A ordinary shares, have been listed on the New York Stock Exchange since March 30, 2011 under the symbol “QIHU.”

D.                                    Selling Shareholders

Not applicable.

E.                                      Dilution

Not applicable.

F.                                      Expenses of the Issue

Not applicable.

Item 10.                                                    ADDITIONAL INFORMATION

A.                                   Share Capital

Not applicable.

B.                                     Memorandum and Articles of Association

We incorporate by reference into this annual report our memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Securities and Exchange Commission on March 14, 2011.

C.                                     Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.                                    Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Foreign Currency Exchange” and “— Dividend Distribution.”

E.                                      Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company.  There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law, which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law, or the Enterprise Income Tax Law Implementation Rules, which also became effective on January 1, 2008. Under the Enterprise Income Tax Law and the Enterprise Income Tax Law Implementation Rules, foreign invested enterprises, and domestic companies are subject to a uniform income tax rate of 25%, unless otherwise specified.

Under the Enterprise Income Tax Law and the Implementation Rules to the Enterprise Income Tax Law, dividends payable to foreign investors are subject to the PRC withholding tax at the rate of 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement.

Under the Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Enterprise Income Tax Law Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and management over the business, personnel, accounts and properties of an enterprise. We may be considered a PRC resident enterprise for enterprise income tax purposes, in which case: (i) we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; (ii) dividend income received by us from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the Enterprise Income Tax Law for a PRC resident enterprise recipient; and (iii) dividends paid by us, and gains from the disposition of our ordinary shares or ADSs, may be subject to PRC withholding taxes.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or the Class A ordinary shares to which such ADSs relate. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States as of the date of this annual report, including U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•                                          banks;

•                                          certain financial institutions;

•                                          insurance companies;

•                                          regulated investment companies;

•                                          real estate investment trusts;

•                                          broker-dealers;

•                                          traders that elect to use mark-to-market method of accounting;

•                                          U.S. expatriates;

•                                          tax-exempt entities;

•                                          persons liable for alternative minimum tax;

•                                          persons holding an ADS or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•                                          persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•                                          persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•                                          partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes:

•                                          an individual who is a citizen or resident of the United States;

•                                          a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•                                          an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•                                          a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any PRC taxes and the availability of the reduced tax rate for dividends received by non-corporate holders (as described below) could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends generally may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period under clause (3) has been met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs are expected to be. However, based on existing guidance, it is not entirely clear whether any dividends that you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. Furthermore, there can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. If we are treated as a “resident enterprise” for PRC tax purposes under the Enterprise Income Tax Law (see Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China— We may be subject to PRC taxation on our worldwide income.”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares, as well as the effects of any change in applicable law after the date of this annual report.

Any dividends we pay generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China— Dividends we receive from our PRC subsidiaries, dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to PRC withholding taxes under PRC tax laws.”), the amount of the dividends would include the withheld PRC taxes and, subject to certain conditions and limitations (including a minimum holding period requirement), such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China— Dividends we receive from our PRC subsidiaries, dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to PRC withholding taxes under PRC tax laws.”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. If we are not eligible for the tax treaty, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the current and anticipated value of our assets, including goodwill, and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year or that the U.S. Internal Revenue Service will not take a contrary position.

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if, applying certain look-through rules, either:

•                                          at least 75% of its gross income for such year is passive income; or

•                                          at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, while it is not clear, we believe that the contractual arrangements between us and our affiliated entities should be treated as ownership of stock.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2012, or any future taxable year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is timely made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which were a PFIC and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. In addition, a new holding period would be deemed to begin for the ADSs or ordinary shares for purposes of the PFIC rules. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•                                          the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•                                          the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•                                          the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except that the lower rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that our ADSs will be listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we were to become a PFIC. It should also be noted that only the ADSs and not our ordinary shares are expected to be listed on the New York Stock Exchange. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, it is not entirely clear whether you will be eligible to make a mark-to-market election if we are or become a PFIC. In addition, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Under recently enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares and the elections discussed above.

Information reporting and backup withholding

Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

For taxable years beginning after March 18, 2010, recent legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ADSs or ordinary shares.

U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                     Statement by Experts

Not applicable.

H.                                    Documents on Display

We have previously filed with the Commission our registration statements on Form F-1 (File Number 333-172816), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with the New York Stock Exchange Rules 203.01, we will post this annual report on Form 20-F on our website http://www.360.cn. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.                                         Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure”.

Item 11.                                                    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Inflation in China has not materially impacted our results of operations. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9% in 2008. While the consumer price index in China decreased by 0.7% in 2009, the consumer price index in China increased by 3.3% year-over-year for the year ended December 31, 2010 and by 5.4% year-over-year for the year ended December 31, 2011.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through private placement transactions and proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although we believe our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate depending on many factors, including changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB may fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until December 2010, however, the RMB traded stably within a narrow range against the U.S. dollar.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. On June 20, 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. We cannot predict how this new policy will impact the RMB exchange rate.

To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would adversely affect the RMB amount we receive from the conversion. Assuming we were to convert the net proceeds received in our initial public offering into RMB, a 1.0% increase in the value of the RMB against the U.S. dollar would decrease the amount of RMB we receive by RMB13.5 million. Our U.S. dollar denominated cash balance was $7.9 million, $24.4 million and $55.8 million as of December 31, 2009, 2010 and 2011, respectively. A 1.0% increase in the value of the RMB against the U.S. dollar would have decreased this U.S. dollar denominated cash balance by RMB539,000, RMB1.6 million and RMB 3.5 million as of December 31, 2009, 2010 and 2011, respectively.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by cash in bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future. In addition, our future interest income may be lower than expected due to changes in market interest rates.

With respect to cash and cash equivalents as of December 31, 2010, a 1.0% decrease in interest rates would have decreased our interest income for the year then ended from $415,000 to $118,000. In addition, with respect to cash and cash equivalents as of December 31, 2011, a 1.0% decrease in interest rates would have decreased our interest income for the year then ended from $2.59 million to $0.8 million.

Item 12.                                                    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                   Debt Securities

Not applicable.

B.                                     Warrants and Rights

Not applicable.

C.                                     Other Securities

Not applicable.

D.                                    American Depositary Shares

According to our Deposit Agreement with our ADS depositary, The Bank of New York Mellon, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing Class A ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	•	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$.05 (or less) per ADSs per calendar year	•	Depositary services
Registration or transfer fees	•	Transfer and registration of Class A ordinary shares on our ordinary share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares
Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	•	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or Class A ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes

	•	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The fees described above may be amended from time to time.

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2011, we received $1.7 million from the depositary in reimbursements relating to the ADS facility.

PART II

Item 13.                                                    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.                                                    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-172816) for our initial public offering of 13,927,420 ADSs, representing 20,891,130 Class A ordinary shares, which registration statement was declared effective by the SEC on March 29, 2011.

For the period from the effective date of the registration statement to December 31, 2011, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $20.4 million, which included $17.6 million for underwriting discounts and commissions and $2.8 million for other expenses. We received net proceeds of approximately $231.5 million from our initial public offering.

For the period from the effective date to December 31, 2011, we did not use the net proceeds from our initial public offering.

Item 15.                                                    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including Our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2011. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2011 were not effective solely as a result of the material weaknesses in internal control over financial reporting as described below and in “Item 3.D—Risk Factors.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Controls Over Financial Reporting

In connection with the preparation and audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weakness and other control deficiencies in our internal control over financial reporting, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2011. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

The material weakness identified primarily related to lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP.  Following the identification of the material weakness and other control deficiencies, we have already taken or are in the process of remedying the weakness and deficiencies, including (1) hiring additional accounting personnel with understanding of U.S. GAAP and experience with SEC reporting requirements who worked at other public companies listed in the U.S., (2) providing external and internal training on U.S. GAAP to our accounting personnel, and (3) hiring additional internal audit personnel with experience working at public companies listed in the U.S.  However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors — Risks Related to Our Business — If we fail to establish an effective system of internal control, we may be unable to accurately and timely report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.”

We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal controls over financial reporting and remedy any control deficiencies identified as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act which will take place in the fiscal year ending December 31, 2012.

Item 16A.                                           AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Shujun Li qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. All the members of our audit committee, namely, Messrs. Shujun Li and Ming Huang and Ms. Wenjiang Chen, satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.

Item 16B.                                           CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-172816) filed with the Securities and Exchange Commission on March 29, 2011 and posted the code on our website http://www.360.cn. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.                                           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated.

	2010	2011
Audit fees (1)	$210,000	$867,000
Audit-related fees(2)	$280,000	$220,000
Tax fees(3)	$201,000	$205,000

(1)               “Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)               “Audit-related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” the fees disclosed under the category of “Audit-related fees” principally relate to issuing a comfort letter and, providing listing advice in connection with our public offering in April 2011.

(3)               “Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above.

Item 16D.                                           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.                                             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED  PURCHASERS

In January 2012, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to $50 million worth of our outstanding ADSs.  We have not made any share repurchase under this share repurchase program as of the date of this annual report.

Item 16F.                                             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.                                           CORPORATE GOVERNANCE

We intend to follow the applicable corporate governance standards under the New York Stock Exchange Listed Company Manual.

NYSE Listed Company Manual Section 302.00 requires each issuer to hold an annual meeting of shareholders during each fiscal year. However, NYSE Listed Company Manual permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2010. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE Listed Company Manual.

PART III

Item 17.                                                    FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.                                                    FINANCIAL STATEMENTS

The consolidated financial statements of Qihoo 360, its subsidiaries, its VIEs and the VIEs’ subsidiaries are included at the end of this annual report.

Item 19.                                                    EXHIBITS

1.1

Amended and Restated Memorandum and Articles of Association of Qihoo 360 Technology Co. Ltd., as currently in effect (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.1

Specimen American Depositary Receipt of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.2

Specimen Certificate for Class A ordinary shares of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.3

Form of Deposit Agreement, among Qihoo 360 Technology Co. Ltd., the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.1

2006 Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.2

2006 Employee Share Vesting Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.4

Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.5

Share Subscription Agreement dated December 22, 2009 by and among Qihoo 360 Technology Co. Ltd., Qizhi Software (Beijing) Co., Ltd., Beijing 3G3W Science & Technology Co., Ltd., Beijing Qibu Tianxia Technology Co., Ltd., Beijing Qihu Technology Company Limited, Qihoo 360 Software (Beijing) Company Limited, Shanghai Qitai Technology Company Limited, Beijing Star World Technology Company Limited, Chengdu Qiying Technology Company Limited and the investors named in schedule I thereto (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.6

Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.7

Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.8

Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.9

Acknowledgement and Agreement of Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.10

Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.11

Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.12

Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement

(File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.13

Acknowledgement and Agreement of Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.14

Joinder Agreement to the Share Subscription Agreement, Shareholders’ Agreement, Registration Rights Agreement and Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and IDG Technology Venture Investment IV, LP dated April 26, 2010 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.15

Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.16

Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.17

Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.18

Acknowledgement and Agreement of Sequoia Capital China Principals Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.19

Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.20

Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.21

Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.22

Acknowledgement and Agreement of Sequoia Capital China Partners Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.23

Google Linking Agreement between Google Ireland Limited and Beijing Qihu Technology Company Limited dated December 1, 2008 (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.24

Novation Agreement among Google Ireland Limited, Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2009 (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.25

Amendment One to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated July 1, 2009 (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.26

Amendment Two to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated December 1, 2009 (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.27

Amendment Three to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated February 1, 2010 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.28

Amendment Four to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated April 1, 2010 (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.29

Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated October 1, 2009 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.30

Novation Agreement among Google Ireland Limited, Qizhi Software (Beijing) Co., Ltd. and Beijing Qihu Technology Company Limited dated September 1, 2010 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.31

Amendment One to Google Linking Agreement between Google Ireland Limited and Beijing Qihu Technology Company Limited dated October 1, 2010 (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.32

English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2008 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.33

English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated October 20, 2008 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.34

English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated March 15, 2009 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.35	English translation of Loan Agreement among Qihoo Technology Company Limited and Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.36

English translation of Loan Agreement among Qihoo Technology Company Limited and Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.37

English translation of Loan Agreement among Qihoo Technology Company Limited and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.38

English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.39

English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong, Xiaohong Shi and Beijing Qihu Technology Company Limited dated October 18, 2010 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.40

English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Qihu Technology Company Limited, Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.41

English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd., Jie Chen and Su Zou dated September 2, 2009 (incorporated by reference to Exhibit 10.41 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.42

English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Jie Chen, Su Zou and Shanghai Qitai Network Technology Co., Ltd. dated September 2, 2009 (incorporated by reference to Exhibit 10.42 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.43

English translation of Loan Agreement among Qihoo Technology Company Limited, Jie Chen and Su Zou dated August 20, 2009 (incorporated by reference to Exhibit 10.43 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.44

English translation of Business Operation Agreement among Qihoo Technology Company Limited, Shanghai Qitai Network Technology Co., Ltd., Jie Chen and Su Zou dated September 2, 2009 (incorporated by reference to Exhibit 10.44 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.45

English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated June 1, 2010 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.46	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated September 1, 2010 (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.47

English translation of Confirmation Letter between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated November 1, 2010 (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.48

English translation of Power of Attorney issued by Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.49

English translation of Power of Attorney issued by Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.50

English translation of Power of Attorney issued by Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.51

English translation of Power of Attorney issued by Jie Chen dated May 20, 2009 (incorporated by reference to Exhibit 10.51 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.52

English translation of Power of Attorney issued by Su Zou dated May 20, 2009 (incorporated by reference to Exhibit 10.52 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.53

English translation of Exclusive Technology Consulting and Service Agreement between Qizhi Software (Beijing) Co., Ltd. and Shanghai Qitai Network Technology Co., Ltd. dated September 2, 2009 (incorporated by reference to Exhibit 10.53 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.54

Supplementary Subscription, Amendment and Adherence Agreement relating to Qihoo Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.54 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.55

Adherence and Amendment to the Shareholders Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.56

Adherence and Amendment to the Registration Rights Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.56 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.57

Adherence and Amendment to the Share Incentive Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.57 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.58	Share Subscription Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.58 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.59

Registration Rights Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.59 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.60	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.60 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

8.1*	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of Qihoo 360 Technology Company Limited (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

* Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qihoo 360 Technology Co. Ltd.

	By:	/s/ Hongyi Zhou
Name: Hongyi Zhou
Title: Chairman and Chief Executive Officer

Date: April 19, 2012

EXHIBIT INDEX

1.1

Amended and Restated Memorandum and Articles of Association of Qihoo 360 Technology Co. Ltd., as currently in effect (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.1

Specimen American Depositary Receipt of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.2

Specimen Certificate for Class A ordinary shares of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.3

Form of Deposit Agreement, among Qihoo 360 Technology Co. Ltd., the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.1

2006 Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.2

2006 Employee Share Vesting Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.4

Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.5

Share Subscription Agreement dated December 22, 2009 by and among Qihoo 360 Technology Co. Ltd., Qizhi Software (Beijing) Co., Ltd., Beijing 3G3W Science & Technology Co., Ltd., Beijing Qibu Tianxia Technology Co., Ltd., Beijing Qihu Technology Company Limited, Qihoo 360 Software (Beijing) Company Limited, Shanghai Qitai Technology Company Limited, Beijing Star World Technology Company Limited, Chengdu Qiying Technology Company Limited and the investors named in schedule I thereto (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.6

Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.7

Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.8	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd.,

GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.9

Acknowledgement and Agreement of Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.10

Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.11

Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.12

Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.13

Acknowledgement and Agreement of Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.14

Joinder Agreement to the Share Subscription Agreement, Shareholders’ Agreement, Registration Rights Agreement and Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and IDG Technology Venture Investment IV, LP dated April 26, 2010 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.15

Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.16

Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.17

Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.18

Acknowledgement and Agreement of Sequoia Capital China Principals Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.19	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd.,

Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.20

Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.21

Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.22

Acknowledgement and Agreement of Sequoia Capital China Partners Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.23

Google Linking Agreement between Google Ireland Limited and Beijing Qihu Technology Company Limited dated December 1, 2008 (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.24

Novation Agreement among Google Ireland Limited, Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2009 (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.25

Amendment One to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated July 1, 2009 (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.26

Amendment Two to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated December 1, 2009 (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.27

Amendment Three to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated February 1, 2010 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.28

Amendment Four to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated April 1, 2010 (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.29

Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated October 1, 2009 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.30

Novation Agreement among Google Ireland Limited, Qizhi Software (Beijing) Co., Ltd. and Beijing Qihu Technology Company Limited dated September 1, 2010 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.31

Amendment One to Google Linking Agreement between Google Ireland Limited and Beijing Qihu Technology Company Limited dated October 1, 2010 (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.32

English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2008 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.33

English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated October 20, 2008 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.34

English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated March 15, 2009 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.35

English translation of Loan Agreement among Qihoo Technology Company Limited and Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.36

English translation of Loan Agreement among Qihoo Technology Company Limited and Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.37

English translation of Loan Agreement among Qihoo Technology Company Limited and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.38

English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.39

English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong, Xiaohong Shi and Beijing Qihu Technology Company Limited dated October 18, 2010 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.40

English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Qihu Technology Company Limited, Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.41

English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd., Jie Chen and Su Zou dated September 2, 2009 (incorporated by reference to Exhibit 10.41 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the

Commission on March 14, 2011)

4.42

English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Jie Chen, Su Zou and Shanghai Qitai Network Technology Co., Ltd. dated September 2, 2009 (incorporated by reference to Exhibit 10.42 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.43

English translation of Loan Agreement among Qihoo Technology Company Limited, Jie Chen and Su Zou dated August 20, 2009 (incorporated by reference to Exhibit 10.43 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.44

English translation of Business Operation Agreement among Qihoo Technology Company Limited, Shanghai Qitai Network Technology Co., Ltd., Jie Chen and Su Zou dated September 2, 2009 (incorporated by reference to Exhibit 10.44 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.45

English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated June 1, 2010 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.46

English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated September 1, 2010 (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.47

English translation of Confirmation Letter between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated November 1, 2010 (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.48

English translation of Power of Attorney issued by Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.49

English translation of Power of Attorney issued by Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.50

English translation of Power of Attorney issued by Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.51

English translation of Power of Attorney issued by Jie Chen dated May 20, 2009 (incorporated by reference to Exhibit 10.51 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.52

English translation of Power of Attorney issued by Su Zou dated May 20, 2009 (incorporated by reference to Exhibit 10.52 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.53	English translation of Exclusive Technology Consulting and Service Agreement between Qizhi

Software (Beijing) Co., Ltd. and Shanghai Qitai Network Technology Co., Ltd. dated September 2, 2009 (incorporated by reference to Exhibit 10.53 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.54

Supplementary Subscription, Amendment and Adherence Agreement relating to Qihoo Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.54 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.55

Adherence and Amendment to the Shareholders Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.56

Adherence and Amendment to the Registration Rights Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.56 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.57

Adherence and Amendment to the Share Incentive Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.57 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.58

Share Subscription Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.58 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.59

Registration Rights Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.59 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.60	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.60 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

8.1*	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of Qihoo 360 Technology Company Limited (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

* Filed with this annual report on Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

QIHOO 360 TECHNOLOGY CO. LTD.

We have audited the accompanying consolidated balance sheets of Qihoo 360 Technology Co. Ltd. (the “Company”, formerly known as Qihoo Technology Company Limited), and its subsidiaries, variable interest entities and variable interest entities’ subsidiaries (collectively, the “Group”) as of December 31, 2010 and 2011, and related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011.  These consolidated financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 19, 2012

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	$60,505	$343,731
Trading securities	—	231
Accounts receivable (net of allowance for doubtful accounts of $14 and $68 as of December 31, 2010 and 2011, respectively)	8,160	16,741
Prepaid expenses and other current assets	3,143	12,808
Deferred tax assets - current	796	858
Total current assets	72,604	374,369

Property and equipment, net	3,306	16,665
Acquired intangible assets, net	5,546	7,854
Goodwill	3,918	4,580
Long-term investments	1,981	15,561
Other noncurrent assets	200	4,415
Deferred tax assets - noncurrent	253	514
TOTAL ASSETS	$87,808	$423,958

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $1,383 and $5,872 as of December 31, 2010 and 2011, respectively)	$1,387	$5,872
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $3,468 and $7,984 as of December 31, 2010 and 2011, respectively)	6,296	19,802
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $4,580 and $9,831 as of December 31, 2010 and 2011, respectively)	4,589	12,089
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of nil and $1,025 as of December 31, 2010 and 2011, respectively)	—	1,025
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $92 and $3,635 as of December 31, 2010 and 2011, respectively)	127	7,312
Current portion of long-term payable (including current portion of long-term payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $1,525 and $460 as of December 31, 2010 and 2011, respectively)	1,525	460
Total current liabilities	13,924	46,560

Deferred tax liabilities - noncurrent	512	507
Long-term payable (including long-term payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $450 and nil as of December 31, 2010 and 2011, respectively)	450	—
Deferred revenue-noncurrent (including deferred revenue-noncurrent of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of nil and $1,589 as of December 31, 2010 and 2011, respectively)	—	5,113
Other noncurrent liabilities (including other noncurrent liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of nil and $286 as of December 31, 2010 and 2011, respectively)	—	286
TOTAL LIABILITIES	$14,886	$52,466

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED BALANCE SHEETS - continued

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2010	2011
CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED SHARES
Series A convertible participating redeemable preferred shares ($0.001 par value; 32,603,760 shares authorized; 32,603,760 shares issued and outstanding as of December 31, 2010; liquidation value of $16,300 as of December 31, 2010)	$20,107	$—
Series B convertible participating redeemable preferred shares ($0.001 par value; 37,878,789 shares authorized; 37,878,789 shares issued and outstanding as of December 31, 2010; liquidation value of $25,000 as of December 31, 2010)	29,193	—
Series C convertible participating redeemable preferred shares ($0.001 par value; 7,831,467 shares authorized, 7,831,467 shares issued and outstanding as of December 31, 2010; liquidation value of $20,000 as of December 31, 2010)	20,900	—

Commitments and contingencies (Note 19)

EQUITY
Qihoo 360 Technology Co. Ltd. shareholders’ equity Ordinary shares ($0.001 par value; 156,631,180 shares authorized as of December 31, 2010; 71,560,740 shares issued and outstanding as of December 31, 2010)	72	—
Class A ordinary shares ($0.001 par value; 378,000,000 shares authorized as of December 31, 2011; 109,392,815 shares issued and outstanding as of December 31, 2011)	—	109
Class B ordinary shares ($0.001 par value; 122,000,000 shares authorized as of December 31, 2011; 69,636,436 shares issued and outstanding as of December 31, 2011)	—	70
Additional paid-in capital	12,568	363,021
Statutory reserves	164	5,667
Accumulated other comprehensive income	3,017	6,263
Accumulated deficit	(13,606)	(4,277)

Total Qihoo 360 Technology Co. Ltd. shareholders’ equity	2,215	370,853
Noncontrolling interest	507	639

TOTAL EQUITY	2,722	371,492

TOTAL LIABILITIES, CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED SHARES AND EQUITY	$87,808	$423,958

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except for shares and per share data)

	For the year ended December 31,
	2009	2010	2011
Revenues:
Internet services	$16,010	$53,790	$166,961
Sale of third party anti-virus software	16,292	3,875	890
Total revenues	32,302	57,665	167,851

Cost of revenues:
Internet services	1,790	5,566	18,680
Sale of third party anti-virus software	6,600	1,185	238
Total cost of revenues	8,390	6,751	18,918
Subsidy income	—	266	151
Operating expenses:
Selling and marketing	6,256	12,603	46,836
General and administrative	2,531	5,051	19,054
Product development	10,664	24,505	65,049
Total operating expenses	19,451	42,159	130,939
Income from operations	4,461	9,021	18,145
Interest income	281	415	2,594
Interest expense	(169)	(98)	(53)
Other expense	—	(60)	(3)
Exchange gain (loss)	28	(267)	6,294
Impairment loss on long-term investments	—	—	(902)
Change in unrealized holding loss of trading securities	—	—	(220)
Income before income tax expense and loss from equity method investments	4,601	9,011	25,855
Income tax expense	(412)	(463)	(10,874)
Loss from equity method investments	—	(57)	(437)
Net income	4,189	8,491	14,544
Less: Net loss attributable to noncontrolling interest	—	17	1,059
Net income attributable to Qihoo 360 Technology Co. Ltd.	4,189	8,508	15,603
Accretion of Series A convertible participating redeemable preferred shares	815	815	203
Accretion of Series B convertible participating redeemable preferred shares	1,250	1,250	313
Accretion of Series C convertible participating redeemable preferred shares	—	978	255
Net income attributable to ordinary shareholders of Qihoo 360 Technology Co. Ltd.	$2,124	$5,465	$14,832

Net income per ordinary share-basic	$0.03	$0.05	$0.10
Net income per ordinary share-diluted	$0.03	$0.05	$0.09

Weighted average shares used in calculating net income per ordinary share-basic	51,780,932	55,568,041	137,775,752
Weighted average shares used in calculating net income per ordinary share-diluted	65,339,960	71,350,571	172,992,515

Share based compensation expense included in:
Cost of revenues	—	—	$16
Selling and marketing	$479	$524	$31,455
General and administrative	$151	$337	$4,549
Product development	$1,294	$3,145	$11,969

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

									Total
									Qihoo 360
							Accumulated		Technology
					Additional		other		Co. Ltd.		Total
	Ordinary shares		Shares to be issued		paid-in	Statutory	comprehensive	Accumulated	shareholders’	Noncotrolling	(deficit)	Comprehensive
	Shares	Amount	Shares	Amount	capital	reserves	income	deficit	equity	interest	equity	income

Balance as of January 1, 2009	65,339,960	$65	—	$—	$3,087	$40	$1,704	$(21,071)	$(16,175)	$—	$(16,175)
Ordinary shares to be issued in connection with acquisition of The World Browser	—	—	2,125,176	3,183	—	—	—	—	3,183	—	3,183
Ordinary shares to be issued in connection with exercise of share options	—	—	578,060	375	—	—	—	—	375	—	375
Share-based compensation	—	—	—	—	1,924	—	—	—	1,924	—	1,924
Accretion of Series A convertible participating redeemable preferred shares	—	—	—	—	—	—	—	(815)	(815)	—	(815)
Accretion of Series B convertible participating redeemable preferred shares	—	—	—	—	—	—	—	(1,250)	(1,250)	—	(1,250)
Provision for statutory reserves	—	—	—	—	—	44	—	(44)	—		—
Comprehensive income:
Net income	—	—	—	—	—	—	—	4,189	4,189	—	4,189	$4,189
Foreign currency translation adjustments	—	—	—	—	—	—	(12)	—	(12)	—	(12)	(12)
Total comprehensive income												$4,177
Balance as of December 31, 2009	65,339,960	65	2,703,236	3,558	5,011	84	1,692	(18,991)	(8,581)	—	(8,581)
Issuance of ordinary shares in connection with business acquisitions and share-based compensation arrangement	5,642,720	6	(2,125,176)	(3,183)	3,177	—	—	—	—	—	—
Issuance of ordinary shares in connection with exercise of share options	578,060	1	(578,060)	(375)	374	—	—	—	—	—	—
Share-based compensation	—	—	—	—	4,006	—	—	—	4,006	—	4,006
Accretion of Series A convertible participating redeemable preferred shares	—	—	—	—	—	—	—	(815)	(815)	—	(815)
Accretion of Series B convertible participating redeemable preferred shares	—	—	—	—	—	—	—	(1,250)	(1,250)	—	(1,250)
Accretion of Series C convertible participating redeemable preferred shares	—	—	—	—	—	—	—	(978)	(978)	—	(978)
Provision for statutory reserves	—	—	—	—	—	80	—	(80)	—	—	—
Noncontrolling interest for establishments of Le Xiang Qi Cheng and Yuan Tu	—	—	—	—	—	—	—	—	—	519	519
Comprehensive income:
Net income	—	—	—	—	—	—	—	8,508	8,508	(17)	8,491	$8,491
Foreign currency translation adjustments	—	—	—	—	—	—	1,325	—	1,325	5	1,330	1,330
Total comprehensive income												$9,821

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME - continued

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

									Total
									Qihoo 360
							Accumulated		Technology
					Additional		other		Co. Ltd.		Total
	Ordinary shares		Shares to be issued		paid-in	Statutory	comprehensive	Accumulated	shareholders’	Noncotrolling	(deficit)	Comprehensive
	Shares	Amount	Shares	Amount	capital	reserves	income	deficit	equity	interest	equity	income

Balance as of December 31, 2010	71,560,740	72	—	—	12,568	164	3,017	(13,606)	2,215	507	2,722
Accretion of Series A convertible participating redeemable preferred shares	—	—	—	—	—	—	—	(203)	(203)	—	(203)
Accretion of Series B convertible participating redeemable preferred shares	—	—	—	—	—	—	—	(313)	(313)	—	(313)
Accretion of Series C convertible participating redeemable preferred shares	—	—	—	—	—	—	—	(255)	(255)	—	(255)
Issuance of ordinary shares in connection with share-based compensation arrangements	3,059,779	3	—	—	—	—	—	—	3	—	3
Share-based compensation	—	—	—	—	47,989	—	—	—	47,989	—	47,989
Issuance of ordinary shares in connection with exercise of options	31,172	—	—	—	48	—	—	—	48	—	48
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering costs of $2,763	26,063,544	26	—	—	231,523	—	—	—	231,549	—	231,549
Conversion of participating redeemable preferred shares to ordinary shares	78,314,016	78	—	—	70,893	—	—	—	70,971	—	70,971
Provision for statutory reserves	—	—	—	—	—	5,503	—	(5,503)	—	—	—
Noncontrolling interest for establishment of Shanghai Yiyi	—	—	—	—	—	—	—	—	—	1,548	1,548
Disposal of noncontrolling interest in Le Xiang Qi Cheng	—	—	—	—	—	—	—	—	—	(389)	(389)
Comprehensive income:
Net income	—	—	—	—	—	—	—	15,603	15,603	(1,059)	14,544	$14,544
Foreign currency translation adjustments	—	—	—	—	—	—	3,246	—	3,246	32	3,278	3,278
Total comprehensive income												$17,822
Balance as of December 31, 2011	179,029,251	$179	—	$—	$363,021	$5,667	$6,263	$(4,277)	$370,853	$639	$371,492

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except for shares and per share data)

	For the year ended December 31,
	2009	2010	2011

Cash flows from operating activities:
Net income	4,189	8,491	14,544
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,924	4,006	47,989
Depreciation and amortization	4,111	1,344	4,227
Provision (reversal) of allowance for doubtful accounts	27	(32)	51
Loss from impairment of intangible assets	256	—	87
Loss on equity method investment	—	57	437
Unrealized holding loss on trading securities	—	—	220
Loss from impairment of long-term investments	—	—	902
Changes in operating assets and liabilities:
Accounts receivable	(5,076)	1,100	(8,066)
Prepaid expenses and other current assets	(102)	(1,144)	(8,684)
Deferred taxes	374	60	(315)
Other noncurrent assets	—	(195)	(4,077)
Accounts payable	398	670	4,603
Accrued expenses and other current liabilities	1,195	2,858	11,554
Deferred revenue	1,706	2,824	10,744
Amount due to related parties	—	—	964
Income tax payable	38	86	7,123
Net cash provided by operating activities	9,040	20,125	82,303

Cash flows from investing activities:
Purchase of property and equipment	(809)	(2,826)	(16,320)
Purchase of intangible assets	(1,177)	(1,203)	(1,457)
Consideration paid in connection with business acquisitions, net of cash acquired of $171, nil and $615 in 2009, 2010 and 2011, respectively	(1,740)	(2,619)	(487)
Payment for the purchase of other assets	(482)	(1,039)	(1,571)
Purchase of trading securities	—	—	(451)
Capital contribution for cost method investments	—	(146)	(7,599)
Capital contribution for equity method investments	—	(1,220)	(6,926)
Cash used in investing activities	(4,208)	(9,053)	(34,811)

Cash flows from financing activities:
Proceeds from issuance of Series C convertible participating redeemable preferred shares	—	20,000	—
Payment of issuance costs of Series C convertible participating redeemable preferred shares	—	(78)	—
Proceeds from exercise of share options	—	375	20
Proceeds from issuance of ordinary shares upon IPO	—	—	234,312
Payment of IPO costs	—	(44)	(2,611)
Capital contribution from noncontrolling interest shareholders	—	—	1,559
Net cash provided by financing activities	—	20,253	233,280

Effect of exchange rate on cash and cash equivalents	50	1,036	2,454
Net increase in cash and cash equivalents	4,882	32,361	283,226
Cash and cash equivalents at beginning of year	23,262	28,144	60,505
Cash and cash equivalents at end of year	28,144	60,505	343,731

Supplemental disclosure of cash flow information:
Income tax paid	2	317	3,699

Supplemental schedule of non-cash activities:
Conversion of participating redeemable preferred shares to ordinary shares	—	—	70,971
Ordinary shares to be issued in connection with business acquisitions	3,183	—	—
Ordinary shares to be issued in connection with exercise of share options	375	—	—
Consideration payable in connection with business acquisitions	2,596	—	—
Payable for purchasing property and equipment and intangible assets	26	271	915
Accrued and deferred IPO costs	—	515	108
Nonmonetary transaction (Note 6)	—	—	2,100

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

Qihoo 360 Technology Co. Ltd. (the “Company” or “Qihoo 360”, formerly known as Qihoo Technology Company Limited), incorporated in the Cayman Islands in June 2005, with its consolidated subsidiaries, variable interest entities (“VIEs”) and VIE’s subsidiaries (collectively referred to the “Group”) is primarily involved in the operations of internet services and sales of third party anti-virus software in the People’s Republic of China (the “PRC”).

As of December 31, 2011, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries are as follows:

	Place of	Later of	Percentage of
	establishment/	acquisition/	economic
	incorporation	incorporation	ownership

Subsidiaries
Qizhi Software (Beijing) Co., Ltd. (“Qizhi Software”)	PRC	December 28, 2005	100%
Tianjin Qisi Technology Co., Ltd. (“Tianjin Qisi”)	PRC	September 15, 2011	100%
Qiji International Development Limited (“Qiji International”)	HK	November 1, 2010	100%
Qifei International Development Co. Limited (“Qifei International”)	HK	November 2, 2010	100%
360 International Development Co. Limited (“360 International”)	HK	November 2, 2010	100%
VIEs
Beijing 3G3W Science & Technology Co., Ltd. (“3G”)	PRC	December 28, 2005	100%
Beijing Qibu Tianxia Technology Co., Ltd. (“QBTX”)	PRC	November 28, 2006	100%
Beijing Qihu Technology Co., Ltd. (“Beijing Qihu”)	PRC	August 13, 2007	100%
Qihoo 360 Software (Beijing) Co., Ltd. (“QH360”)	PRC	May 4, 2009	100%
Shanghai Qitai Network Technology Co., Ltd. (“Shanghai Qitai”)	PRC	September 2, 2009	100%
Beijing Star World Technology Co., Ltd. (“SJXH”)	PRC	October 12, 2009	100%
Chengdu Qiying Technology Co., Ltd. (“CDQY”)	PRC	December 17, 2009	100%
Qihoo Ceteng Technology Co., Ltd. (“Ceteng ”)	PRC	April 28, 2011	100%
Shanghai JN Technology Co., Ltd. (“Shanghai JN ”)	PRC	August 5, 2011	100%
Shanghai Yizhitang Information Service Co., Ltd. (“YZT”)	PRC	December 1, 2011	100%
VIEs’ Subsidiaries
Beijing Yuan Tu Technology Co., Ltd. (“Yuan Tu”)	PRC	December 28, 2010	70%
Chengdu 2366 Technology Co., Ltd. (“Chengdu 2366”)	PRC	June 1, 2011	100%
Shanghai Yiyi Digital Technology Co., Ltd. (“Shanghai Yiyi ”)	PRC	July 14, 2011	53.5%

History of the Group and corporate reorganization

The Company was incorporated in the Cayman Islands in June 2005.  In January 2006, the Company subdivided its ordinary shares from 1 to 100,000 shares, 55,000 of which were held by Young Vision Group Limited (“Young Vision”) and 45,000 shares of which were held by Global Village Associates Limited (“Global Village”).  Young Vision is ultimately owned by Mr. Xiangdong Qi and Mr. Hongyi Zhou (collectively referred to the “founders”).  Global Village is ultimately owned by Mr. Hongyi Zhou.

In December 2005, one of the founders, also the ultimate shareholders of the Company, acquired 3G.  In November 2005, 3G acquired Shanghai Yizhitang Information Service Co., Ltd. (“YZT”) and its wireless valued added services. The Company subsequently disposed YZT to a third party and discontinued its wireless value added services business in October 2007.  In December 2011, the Group acquired YZT back from the third party for its license of operating wireless value added services.

The Company established a wholly foreign owned subsidiary in PRC, Qizhi Software (Beijing) Co., Ltd. (“Qizhi Software”) in December 2005.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

History of the Group and corporate reorganization - continued

In January 2006, the Company issued a total of 65,239,960 ordinary shares to its shareholders at par value $0.001 each.  As a result, Young Vision held 35,936,978 ordinary shares, par value $0.001 each, and Global Village held 29,402,982 ordinary shares par value $0.001 each.

In January and May of 2006, the Company issued a total of 31,003,440 shares of Series A convertible participating redeemable preferred shares (“Series A shares”) at Series A subscription price of $0.4999 per share for cash proceeds of $15,500.  In May 2006, the Company granted a total of 1,600,320 warrants to certain Series A shareholders to purchase additional Series A shares which were exercisable into Series A shares at the Series A subscription price for $800 ($0.4999 per share).  All of the warrants were exercised in August 2006.

In November 2006, the Company issued 37,878,789 shares of Series B convertible participating redeemable preferred shares (“Series B shares”) to Series B shareholders at Series B subscription price of $0.66 per share for cash proceeds of $25,000.

In January 2010, the Company issued 7,831,467 shares of Series C convertible participating redeemable preferred shares (“Series C shares”) to Series C shareholders at Series C subscription price of $2.5538 per share for cash proceeds of $20,000.

In September 2010, QH360 together with certain independent individuals established Le Xiang Qi Cheng for a 60% equity interest.  In October 2011, the Group liquidated Le Xiang Qi Cheng.

In November 2010, the Company established three wholly owned subsidiaries in Hong Kong, Qiji International Development Limited (“Qiji International”), Qifei International Development Co. Limited (“Qifei International”) and 360 International Development Co. Limited (“360 International”).

In December 2010, QH360 together with certain independent individuals established Yuan Tu for a 70% equity interest.

In April 2011, the Company completed its IPO and a concurrent private placement, upon which the Company’s ordinary shares were divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible to Class B ordinary shares under any circumstances. The Company newly issued 26,063,544 Class A ordinary shares, consisting of (i) 20,891,130 Class A ordinary shares offered through IPO, and (ii) 5,172,414 Class A ordinary shares issued in connection with the concurrent private placement. All of the Company’s Series A, B and C shares were automatically converted into 27,024,089 Class A and 51,289,927 Class B ordinary shares.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

History of the Group and corporate reorganization - continued

In July 2011, QH360 together with certain third parties established Shanghai Yiyi for a 53.5% equity interest.

In September 2011, Qiji International established a wholly foreign owned subsidiary in PRC, Tianjin Qisi Technology Co., Ltd. (“Tianjin Qisi”).

Qizhi Software entered into a series of contractual arrangements with 3G, QBTX, Beijing Qihu, QH360, Shanghai Qitai, SJXH, CDQY, Ceteng, and Shanghai JN in January 2006, November 2006, August 2007, May 2009, September 2009, October 2009, December 2009, April 2011, and August 2011, respectively.  (See below for a description of the VIE arrangements under which the Company, or its subsidiaries, is the primary beneficiary of its consolidated VIEs and their subsidiaries).

Effective control over the VIEs was transferred to the Company through the series of contractual arrangements without transferring legal ownership in the VIEs (“Reorganization”).  As a result of these contractual arrangements, the Company maintains the ability to approve decisions made by the VIEs and is entitled to substantially all of the economic benefits of the VIEs and their subsidiaries, and therefore the Company consolidates the VIEs and their subsidiaries.  The establishment of Qizhi Software and the VIEs, and the series of contractual agreements formed part of the Reorganization, along with the issuance of Series A shares, Series B shares and Series C shares.  Immediately before and after the Reorganization, the ultimate shareholders controlled Qizhi Software and the VIEs; therefore, the Reorganization was accounted for as a transaction between entities under common control.  Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing internet services in the PRC where certain licenses are required for the provision of such services.  To comply with these PRC regulations, the Company conducts substantially the majority of its business through the VIEs and their subsidiaries.  To provide the Company the expected residual returns of the VIEs and their subsidiaries, Qizhi Software entered into a series of contractual arrangements with the VIEs who engage in the underlying operating activities and enjoy residual returns of their subsidiaries.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•                                          Agreements that transfer economic benefits and risks to the Company

Business operation agreements

Under the business operation agreements, the registered shareholders of VIEs may not enter into any transaction that could materially affect the assets, liabilities, interests or operations of the VIEs, without Qizhi Software’s prior written consent.  In addition, directors, general managers, financial controllers or other senior managers of VIEs must be Qizhi Software’s nominees appointed by the registered shareholders of the VIEs.  Each business operation agreement has a term of ten years and is renewable at Qizhi Software’s sole discretion.

Technology support and management consulting service agreements

Under the technology support and management consulting agreement, Qizhi Software agreed to provide the VIEs with technology support and consulting services.  VIEs agreed to pay a fixed amount or certain percentage of its revenue as service fees to Qizhi Software.  The agreements have a term of three to ten years and are renewable upon the parties’ agreement prior to the expiration.

Equity disposition agreements

The agreements granted Qizhi Software or its designated person exclusive options to purchase, when and to the extent permitted under PRC law, all of the equity interests in the VIEs.  The exercise price for the options to purchase all of the equity interests is the minimum amount of consideration permissible under the then applicable PRC law.  The agreements have an initial term of ten years and are renewable at Qizhi Software’s sole discretion.  Under the equity disposition agreements, the registered shareholders of the VIEs may sell the pledged shares to the Company at a nominal price to pay off the loans.  The Company absorbs losses of the VIEs, and is exposed to the risk of losses from the operation of the VIEs.

•                                          Agreements that provide the Company effective control over VIEs

Loan agreements

Under loan agreements between the Company and the registered shareholders of VIEs, the Company extended loans to the registered shareholders of VIEs for contributing registered capital to the VIEs in order to hold 100% of the equity interest in the VIEs.  Each loan agreement has a term of ten years and is renewable upon the parties’ agreement.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Equity pledge agreements

Under Qizhi Software’s equity pledge agreements with the VIEs and their respective registered shareholders, the registered shareholders of the VIEs pledged all of their respective equity interests in favor of Qizhi Software to secure VIE’s obligations under the various VIE agreements, including the business operation agreements and the technology support and management consulting service agreements described above.  If VIEs or any of their respective registered shareholders breaches any of their respective contractual obligations under these agreements, Qizhi Software, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.  The registered shareholders of VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interests in the VIEs, without Qizhi Software’s prior written consent.  Unless terminated at Qizhi Software’s sole discretion, each equity pledge agreement has a term of ten years and is renewable at Qizhi Software’s sole discretion, similar to the term of the exclusive technology support and management consulting service agreements.

Power of attorney

Each registered shareholder of VIEs, has executed a power of attorney appointing Qizhi Software to be his or her attorneys, and irrevocably authorizing them to vote on his or her behalf on all of the matters concerning the VIEs, that may require shareholders’ approval.

As a result of the contractual arrangements described above, Qizhi Software has the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance, bears the economic risks and receives the economic benefits of the VIEs, and is the primary beneficiary of the VIEs.  Therefore, the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements since the later of the date of acquisition and incorporation.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure

The Company believes that Qizhi Software’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable.  The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements.  However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The following consolidated financial statement balances and amounts of the Group’s VIEs and their subsidiaries were included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2010	2011

Total current assets	$18,015	$59,800
Total noncurrent assets	5,080	35,627

Total assets	23,095	95,427

Total current liabilities	11,048	28,807
Total noncurrent liabilities	450	1,880

Total liabilities	$11,498	$30,687

	Year ended December 31,
	2009	2010	2011

Revenues	$24,299	$48,967	$160,613
Net income	$4,797	$15,220	$78,494

	Year ended December 31,
	2009	2010	2011
Net cash provided by operating activities	$1,592	$9,975	$56,621
Net cash used in investing activities	(2,503)	(5,477)	(32,367)
Net cash provided by financing activities	—	—	1,545
	$(911)	$4,498	$25,799

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its wholly owned subsidiaries and VIEs and their subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the consolidated financial statements and accompanying notes.  Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, valuations of acquired intangible assets, share-based compensation, valuation allowances for deferred tax assets, impairment of long-term investments, impairment of long-lived assets, useful lives of definite-lived intangible assets and other long-lived assets as well as goodwill impairment assessment.

Fair value measurements

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•                                         Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•                                          Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                                          Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.  The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and term deposits, which are unrestricted as to withdrawal or use.

Trading securities

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities.  Unrealized holding gains and losses for trading securities are included in the consolidated statements of operations.

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business.  Allowance for doubtful accounts reflect our best estimate of probable losses inherent in our accounts receivable balances. We regularly review allowances by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of prepaid license and technical service fee, prepayment to service provider, bridge loan, prepaid principal for investments, interest receivable, rental deposits, prepaid rental, prepaid marketing promotion fee, professional fee, prepaid bandwidth, and other current assets.

Property and equipment, net

Property and equipment is carried at cost less accumulated depreciation and amortization.  Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer equipment and application software	3 years
Furniture and vehicles	3 - 5 years
Building	60 years
Leasehold improvements	lesser of the lease term or the estimated useful life of the assets

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Acquired intangible assets are estimated by management based on the fair value of assets acquired.  Identifiable intangible assets are carried at cost less accumulated amortization.  Amortization of definite-lived intangible assets is computed using the straight-line method over the following estimated useful lives, which are as follows:

Domain names	3 - 15 years
Source code	5 - 8 years
Technology	3 - 10 years
Non-compete agreement	1 - 5 years

As of December 31, 2010 and 2011, the carrying values of these intangible assets with definite useful lives are $3,856 and $5,497, respectively.

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite.  Certain domain names, trademarks and business license resulting from the acquisitions of business are determined to have indefinite lives.  As of December 31, 2010 and 2011, the carrying values of these intangible assets with indefinite lives are $1,690 and $2,357, respectively.

Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that a long-lived asset’s carrying amount may not be recoverable.  The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it.  Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.  Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows.  The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated.  These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.  During the years ended December 31, 2009, 2010 and 2011, the Group recognized nil, nil and $87, respectively, of impairment losses on its long-lived assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of goodwill and indefinite-lived intangible assets

Goodwill and intangible assets deemed to have indefinite useful lives are not amortized, but tested for impairment annually or more frequently if events and circumstances indicate that they might be impaired.

The Group performs a two-step goodwill impairment test.  The first step compares the fair values of each reporting unit to its carrying amount, including goodwill.  If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.  In estimating the fair value of each reporting unit the Group estimates the future cash flows of each reporting unit, the Group has taken into consideration the overall and industry economic conditions and trends, market risk of the Group and historical information.  During the years ended December 31, 2009, 2010 and 2011, no impairment losses were recorded.

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Such impairment test consists of the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values.  The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies.  Significant assumptions are inherent in this process, including estimates of discount rates or market price.  Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.  Market prices are based on potential purchase quote from third party.  During the years ended December 31, 2009, 2010 and 2011, the Group recognized $256, nil and nil of impairment loss on its indefinite-lived intangible assets.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

For investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee’s earnings.  The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.  An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made.

For investments in an investee over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method.  Significant influence is generally considered to exist when the Group has an ownership interest in the voting shares of the investee between 20% and 50%, and other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

During the years ended December 31, 2009, 2010 and 2011, the Group recognized nil, nil and $902 of impairment loss on its long-term investments because the fair value decreased significantly below the carrying value and the decrease was other-than-temporary (see Note 6 for details).

Revenue recognition

The Group generates its revenue through internet services and sales of third party anti-virus software.  The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Internet services revenue

Internet services revenue includes online advertising, internet value-added services and other services.

(1)                                  Online advertising

The Group provides links to third-party websites or online applications on its platform products (such as 360 Personal Start-up Page).  The Group charges fees to its customers on a fixed, cost-per-sale or cost-per-action basis.  These fees are determined based on the effectiveness of advertising links, which is typically measured by active users, clicks and transactions directed from the Group’s platforms. For the fixed-fee advertising contracts, the Group recognizes revenue ratably over the period the advertising is provided.  For contracts that are charged on a cost-per-sale or cost-per-action basis, the revenue is estimated by the Group based on its internal data, which is confirmed with the respective customers.

The Group also directs search traffic to search engines such as Google through its default search boxes on the Group’s 360 Safe Browser and its default home page, 360 Personal Start-up Page.  The Group receives a pre-determined fee from search engine companies based on the number of searches originated from 360 Safe Browser and 360 Personal Start-up Page, subject to a pre-determined limit, from search engine companies.  The revenue is estimated by the Group based on its traffic data, which is confirmed subsequently with the search engine companies.

The Group occasionally engages in nonmonetary transactions to allow certain third parties to bundle the Group’s security products with third parties’ software products, or to grant the third parties the right to provide links to the Group’s free security products on the third parties’ websites in exchange for more downloads of its security products.  The Group recognizes revenues and expenses at fair value from a nonmonetary transaction only if the fair value of the services exchanged in the transaction is determinable based on the entity’s own historical practice of receiving cash, trading securities, or other consideration that is readily convertible to a known amount of cash for similar services from customers unrelated to the counterparty in the nonmonetary transaction.  For the years ended December 31, 2009 and 2010, the Group engaged in certain nonmonetary transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these nonmonetary transactions were recognized. In 2011, the Group engaged in one nonmonetary transaction for which the fair value was determinable (see details in Note 6). Other than this transaction, the Group engaged in nonmonetary transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these nonmonetary transactions were recognized.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Internet services revenue - continued

(2)                                  Internet value-added services

The Group’s internet value-added services include offering web games developed by third parties, offering remote technical support to paying users, and providing other Internet value-added services on the Group’s platforms.

Web games - The Group provides web game services and generates revenue from selling in-game currency online, which will be later used by game players to purchase in-game items in web games. All of the web games are developed by third-party game developers and can be accessed and played by game players on the Group’s platforms without downloading separate software. The Group primarily views the game developers to be its customers and considers its responsibility under its agreements with the game developers to be promotion of the game developers’ games. The Group collects payments from game players in connection with the sale of in-game currencies and remits certain agreed-upon percentages of the proceeds to the game developers and records revenue net of remittances. Revenue from the sale of in-game currency is primarily recorded net of remittances to game developers and deferred until the estimated consumption date, (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time after purchase of the in-game currency. Purchases of in-game currency are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game is insignificant. To date, the Group has never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game, or for any other reason.

Remote technical support - The Group provides live technical assistance on a broad range of computer issues relating to security and performance optimization through remote access to users’ computers.  The Group generally charges fees on a per case basis for this service and also provides monthly and annual subscriptions.  For services charged on a per case basis, the Group recognizes revenue when the service is provided.  For monthly and annual subscriptions, the Group recognizes revenue ratably over the life of the subscription.

Sales of third party anti-virus software

The Group purchases software, such as anti-virus software, from third-party software developers for online resale to users. The Group recognizes revenue when the activation code of the software is delivered.  The Group evaluates its software sales contracts to determine whether to recognize revenues on a gross basis or net of costs of obtaining the associated software.  The determination is based upon an assessment as to whether the Group acts as a principal or agent when providing the sales. Most of the software revenues are accounted for on a gross basis since the Group is the primary obligor and acts as a principal in the sales.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Deferred revenue

Deferred revenue primarily includes cash received in advance from customers or end users and unrecognized license fee related to a license granted under a nonmonetary transaction as described in Note 6.  The unused cash balances remaining in customers or users’ accounts are recorded as a liability.  Deferred revenues related to prepayments from third party customers or end users will be recognized as revenue when all of the revenue recognition criteria are met, and deferred revenue related to license fee will be recognized as revenue based on the contract term.

Costs of revenues

Cost of revenues primarily consists of business tax and related surcharges, payment collection costs, salaries and benefits, bandwidth costs, depreciation of equipments, and revenue sharing to third party partners.

Business tax and related surcharges by various Chinese local tax authorities are incurred at rates ranging from 3.39% to 8.5% on revenue generated from providing services.

Product development expenses

The product development expenses primarily consist of the research and development expenses and expenses incurred for strengthening the existing products. Research and development primarily focused on the development and enhancement of the Group’s Internet platforms and products using its cloud-based security technology through (i) constantly updating the server cloud with a massive amount of malware information that the user cloud provides through information newly retrieved from and submitted by users, (ii) detecting the nature and classification of malware on a real-time basis, (iii) constantly developing new anti-malware countermeasures against newly detected malware, and (iv) deploying the enhanced technology in server cloud on a real-time basis.

Product development expenses include personnel-related expenses, bandwidth, license and technical service fees, depreciation of property and equipment and amortization of acquired intangible assets. The Group expenses product development costs as incurred.

Advertising costs

Advertising costs are expensed as incurred.  The Group incurred advertising costs of $3,756, $9,114 and $7,843 for the years ended December 31, 2009, 2010 and 2011, respectively, which were recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Subsidy income

Government subsidy is recorded as a liability in deferred revenue when received, and recognized as subsidy income when the project is inspected and confirmed by the government, or it is not subject to future return or reimbursement.  The Group recognized subsidy income of nil, $266 and $151 for the years ended December 31, 2009, 2010 and 2011, respectively.

Income taxes

The Group follows the liability method of accounting for income taxes.  Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the period in which the differences are expected to reverse.  The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more-likely-than-not of being realized.  The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year excluding any outstanding ordinary shares that are contingently refundable subject to the satisfaction of both the service and performance condition on the nonvested shares.  Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The Company computes earnings per Class A and Class B ordinary shares using the two class method. The unvested portions of nonvested shares are participating securities as all outstanding nonvested shares are entitled to nonforfeitable dividends that participate in undistributed earnings with ordinary shares.  Since the nonvested shares are considered participating securities, the nonvested shares issued by the Company are required to apply the two-class method when computing basic earnings per share.

The Group has share options and nonvested shares which could potentially dilute basic earnings per share in the future.  To calculate the number of shares for diluted net income per share, the effect of the share options is computed using the treasury stock method.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC are maintained in its local currency, the Renminbi (“RMB”) which is the functional currency of these entities.  The financial records of the Company’s subsidiaries located in Hong Kong are maintained in U.S. dollar which is the functional currency of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date.  Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred.  Transaction gains and losses are recognized in the consolidated statements of operations.

The Group’s entities with functional currency of RMB translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency.  Assets and liabilities are translated using the exchange rates in effect on the balance sheet date.  Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and comprehensive income.

Comprehensive income

Comprehensive income is reported as a component of the consolidated statements of changes in equity and comprehensive income.  Comprehensive income of the Group includes the cumulative foreign currency translation adjustments and net income for the year.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument.  The Group recognizes the compensation costs net of an estimated forfeiture rate using the straight-line method, over the requisite service period of the award, which is generally the vesting period of the award.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Share awards issued to nonemployees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided or as goods are received.

The Group uses the Black-Scholes option pricing model to measure the value of options granted to employees and nonemployees at each grant date or measurement date.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Noncontrolling interest

Effective January 1, 2009, the Group adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the “FASB”) regarding noncontrolling interests in consolidated financial statements.  The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements.  The presentation regarding noncontrolling interest was retroactively applied for all the presented periods.

Risks and uncertainties

The Group participates in a dynamic industry with rapid changes in regulations, technology trends, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: advances and trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory or other PRC related factors; risks associated with the Group’s ability to attract and retain certain necessary employees to support its growth; risks associated with the Group’s ability to keep and increase the user base; risks associated with the Group’s growth strategies and general risks associated with the internet security industry, and risks surrounding pending litigations.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable.  The Group places its cash with financial institutions with high-credit ratings and quality.  The Group conducts credit evaluations of customers and generally does not require collateral or other security from their customers.  The Group maintains reserves for potential credit losses.

Details of the customers that account for 10% or more of total revenues is as follow:

	For the year ended December 31,
	2009	2010	2011
Customer
A	11%	21%	10%
B	—	6%	11%

Details of the customers accounting for 10% or more of accounts receivable are as follows:

	December 31,
	2010	2011
Customer
A	13%	10%
B	21%	24%

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards not yet adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•                                          Highest-and-best-use and valuation-premise concepts for nonfinancial assets- the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•                                          Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•                                          Premiums or discounts in fair value measure - the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.”

•                                          Fair value of an instrument classified in a reporting entity’s shareholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•                                          Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

•                                          For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•                                          The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards not yet adopted - continued

The guidance is to be applied prospective and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is ‘‘more likely than not’’ that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its financial position, results of operations or cash flows.

In December 2011, the FASB issued a further authoritative pronouncement, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this Update are effective for public entities for fiscal years beginning after December 15, 2011. The Group does not expect this pronouncement to have a significant impact on its consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards not yet adopted - continued

In December 2011, the FASB issued an authoritative pronouncement on disclosures about offsetting assets and liabilities. Under this pronouncement, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group is in the process of evaluating the effect of adoption of this pronouncement.

3.                                      ACQUISITIONS

(1)                                  Acquisition of The World Browser business

On September 30, 2009, the Group acquired the internet business of The World Browser from Beijing Shengjing Wanwei Technology Co., Ltd. (“Wanwei”). The acquisition provided synergies with the existing business.

The consideration of the acquisition included cash of $2,194 paid to a designated company owner by the shareholders of Wanwei and 2,125,176 ordinary shares, which was valued at $1.498 per share by the management with the assistance of an independent valuation firm, to Wanwei’s 45% owner, Global Village, who is one of the Company’s shareholders. In addition, the Company issued 1,290,353 nonvested shares to Wanwei’s 55% owner and other key employees. Since the issued nonvested shares are linked to continuing employment and the Company has repurchase rights for the nonvested shares if the key employee ceases his employment with the Group at any time before the third anniversary of the employment commencement date at minimal consideration, the nonvested shares are accounted for as compensation expenses.

Total purchase price was $5,340, consisting of:

Present value of cash consideration	$2,157
Fair value of ordinary shares issued	3,183
Total	$5,340

There were $314 and $1,880 cash consideration paid during 2009 and 2010. The difference between the cash consideration $2,194 and its present value $2,157 as of acquisition date is recorded as interest expense over the payment term using effective interest rate method. During the year ended December 31, 2009 and 2010, the Group recorded $37 and nil interest expense, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.                                      ACQUISITION— continued

The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition as follows:

US$
Cash	$164
Other current assets	197
Property and equipment	20
Intangible assets
Trademark	750
Technology	1,924
Goodwill	2,645
Deferred tax liabilities	(360)
Total	$5,340

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis prepared by the management with the assistance of an independent valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approaches. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of The World Browser had occurred as of January 1, 2009. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisition on January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

Year ended December 31,
2009
(Unaudited)
Pro forma revenue	$33,061
Pro forma net income	$4,123
Pro forma earnings per ordinary share—basic	$0.03
Pro forma earnings per ordinary share—diluted	$0.03

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.                                     ACQUISITION— continued

(2)                                  Acquisition of mobile security service business

On October 29, 2009, the Group acquired mobile security service business from an internet service company, acquiree D, for a cash consideration of $879. The acquisition allowed the Group to extend its brand to the mobile security market and provide synergies with the existing business. There were $732 and $147 of the cash consideration paid in 2009 and 2010.

In addition, the Company issued 775,127 nonvested shares, which was valued at $1.525 per share by the management with the assistance of an independent valuation firm, to shareholders of acquiree D, who became the Group’s key employees. Since the issued nonvested shares are linked to continuing employment and the Company has repurchase rights for the nonvested shares if the key employee ceases his employment with the Group at any time before the third anniversary of the employment commencement date at minimal consideration, the nonvested shares are accounted for as compensation expenses.

The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The total purchase price of $879, was allocated as follows:

US$
Cash	$3
Other current assets	2
Property and equipment	11
Intangible assets
Trademark	180
Technology	150
Non-compete agreement	4
Goodwill	570
Deferred tax liabilities	(41)
Total	$879

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis prepared by the management with the assistance of an independent valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.                                     ACQUISITION— continued

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of acquiree D had occurred as of January 1, 2009. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisition on January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

Year ended December 31,
2009
(Unaudited)
Pro forma revenue	$32,462
Pro forma net income	$4,227
Pro forma earnings per ordinary share—basic	$0.03
Pro forma earnings per ordinary share—diluted	$0.03

(3)                                  Acquisition of security service business

On December 10, 2009, the Group acquired computer security service business of an internet service company, acquiree E, for a cash consideration of $1,457. The acquisition allowed the Group to enhance the product function to hardware optimization and provide synergies with the existing business. There were $865 and $592 of the cash consideration paid in 2009 and 2010.

In addition, the Company issued 732,064 nonvested shares, which was valued at $1.597 per share by the management with the assistance of an independent valuation firm, to shareholders of acquiree E who became the Group’s key employees. Since the issued nonvested shares are linked to continuing employment and the Company has repurchase rights for the nonvested shares if the key employee ceases his employment with the Group at any time before the third anniversary of the employment commencement date at minimal consideration, the nonvested shares are accounted for as compensation expenses.

The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The total purchase price of $1,457, was allocated as follows:

US$
Cash	$4
Other current assets	40
Property and equipment	9
Intangible assets
Trademark	245
Technology	669
Non-compete agreement	44
Goodwill	573
Deferred tax liabilities	(127)
Total	$1,457

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.                                     ACQUISITION— continued

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis prepared by the management with the assistance of an independent third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approaches. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The following pro forma information summarizes the effect of the acquisition, as if the acquisition of acquiree E had occurred as of January 1, 2009. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisition on January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

Year ended December 31,
2009
(Unaudited)
Pro forma revenue	$32,795
Pro forma net income	$4,199
Pro forma earnings per ordinary share—basic	$0.03
Pro forma earnings per ordinary share—diluted	$0.03

(4)       Acquisition of internet service business

On August 26, 2010, the Group made an investment of $772, representing 35% ownership, to form a new internet service company, Investee J, with an independent third party. The investment was accounted for as equity method investment since the Group has significant influence over the new company. On June 1, 2011, the Group acquired the remaining 65% equity interest from the third-party shareholders for a cash consideration of $618. The acquisition provided synergies with the existing business. At the acquisition date, the fair value of the 35% equity investment was valued at $1,056 by the management with the assistance of an independent valuation firm. The difference of $342 between the fair value of the 35% equity interest and its book value was recorded as loss from equity method investments. The $618 cash consideration was paid during 2011.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.                                     ACQUISITION— continued

The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The total purchase price of $618 was allocated as follows:

US$

Cash	$615
Other current assets	13
Property and equipment	28
Intangible assets
Domain name	408
Technology	293
Goodwill	338
Other current liabilities	(21)
Fair value of 35% equity interests owned by the Group	(1,056)
Total	$618

On June 24, 2011, the Group acquired an anti-virus business from the third-party shareholders for a cash consideration of $491, which was paid during 2011. The acquisition provided synergies with the existing business.

The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The total purchase price of $491 was allocated as follows:

US$

Intangible assets
Technology	$304
Non-compete agreement	67
Goodwill	120
Total	$491

The tangible and intangible assets valuation for the acquisitions described above were based on valuation analysis prepared by the management with the assistance of an independent third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approaches. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.                                      ACQUISITION— continued

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The following pro forma information summarizes the effect of the two acquisitions described above, as if these acquisitions had occurred as of January 1, 2010. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2010, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2010	2011
	(Unaudited)	(Unaudited)

Pro forma revenue	$57,838	$167,953
Pro forma net income	$8,400	$14,394
Pro forma earnings per ordinary share-basic	$0.05	$0.10
Pro forma earnings per ordinary share-diluted	$0.05	$0.08

Since the acquired businesses have been fully integrated into the Group’s current business after the acquisitions, it is impracticable to disclose separately their standalone revenue and earnings after the acquisition.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

4.                                     ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2010	2011

Accounts receivable	$8,174	$16,809
Allowance for doubtful accounts	(14)	(68)
Accounts receivable, net	$8,160	$16,741

Movement of allowance for doubtful accounts is as follows:

	December 31,
	2009	2010	2011

Balance at beginning of year	$38	$51	$14
Charge to (reversal of) expenses	27	(32)	51
Write off during the year	(16)	(4)	—
Exchange rate differences	2	(1)	3
Balance at end of year	$51	$14	$68

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

5.                                     PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2010	2011

Prepaid rental	$222	$907
Rental deposits	374	437
Prepaid bandwidth	361	792
Prepaid license and technical service fee	—	1,424
Prepaid principal for investments (i)	—	1,168
Prepayment to service provider (ii)	—	1,257
Bridge loan (iii)	—	1,209
Guarantee loan to employees related to exercise share options (iv)	—	894
Prepaid insurance for employee	—	343
Interest receivable	94	955
Prepaid marketing promotion fee and professional fee	245	723
Deferred cost	369	834
Prepayment for technology purchase and research project to a third party individual	—	715
Deferred IPO costs	560	—
Investment receivable on capital injection of Le Xiang Qi Cheng(v)	406	—
Investment receivable on capital injection of Yuan Tu(vi)	118	—
Others	394	1,150
Total	$3,143	$12,808

(i)	The Group made several payments to establish new companies with other independent third parties. The prepayments will be recorded as long-term investments when the investees are legally established.

(ii)

Amount represents the advance payments made on behalf of the end users to the service provider in relation to other Internet value-added services, which will be collected from the end users subsequently within a short period.

(iii)

The Group provided unsecrued interest-free bridge loans to certain investees and potential investees in accordance with the investment agreements signed between the parties in 2011.The loans will be paid back before July 31, 2012.

(iv)

Amount represents interest-free loans to employees to settle the individual income tax associated with the options granted by the Company. Such loan is secured by share options held by the employees, and will be repaid to the Company when ordinary shares are sold.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

5.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS - continued

(v)                                 In August 2010, the Group paid $599, representing 60% ownership, to form Le Xiang Qi Cheng with three other individual investors (“40% owners”).  Even though the 40% owners have not yet paid their portion of the capital contribution, they have the full legal rights and entitlement to their portion of the equity.  The investment receivable of $406 as of December 31, 2010 represented the receivable from 40% owners (noncontrolling interest), which had been collected in 2011.

(vi)                              In September 2010, the Group paid $272, representing 70% ownership, to form Yuan Tu with two other individual investors (“30% owners”).  Even though the 30% owners have not yet paid their portion of the capital contribution, they have the full legal rights and entitlement to their portion of the equity.  The investment receivable of $118 as of December 31, 2010 represented the receivable from 30% owners (noncontrolling interest), which had been collected during 2011.

6.                                     LONG-TERM INVESTMENTS

	December 31,
	2010	2011

Cost method investments:
An internet service company, Investee X (i)	$—	$5,500
Others (ii)	812	3,353
Less: impairment loss on long-term investments (iii)	—	(666)
Cost method investments, net	812	8,187

Equity method investments:
An internet security company, Investee Y (iv)	—	1,958
A web game company, Investee Z (v)	—	1,547
Others (vi)	1,169	4,105
Less: impairment loss on long-term investments (vi)	—	(236)
Equity method investments, net	1,169	7,374

Total	$1,981	$15,561

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.                                      LONG-TERM INVESTMENTS - continued

(i)                                     In October 2011, the Group entered into a share purchase agreement with Investee X to purchase its 18% ordinary shares for an aggregate purchase price of $5,500.  The Group used the cost method of accounting to record its investment since the Group does not have the ability to exercise significant influence over the operating and financing activities.  The management of the Group determined that there was no impairment on such investment during the year ended December 31, 2011.

(ii)                                  As of December 31, 2010, the Group had two investments, investee H and I, which are specialized in internet service and online television business, with the equity interest of 16.67% and less than 0.1%, respectively. The carrying value was $146 and $666. In 2011, the Group made five other investments with initial consideration of $929, $353, $158, $158 and $943, respectively, which are specialized in mobile internet business and security business with the equity interest of 1.7%, 1.5%, 15%, 15% and 5%, respectively. The Group used the cost method of accounting to record these investments since the Group does not have the ability to exercise significant influence over the operating and financing activities. The Group has performed an impairment analysis and determined that there was no impairment on the investments during 2010. In 2011, one of the investments was fully impaired (see iii).

(iii)                               During 2011, the operations of one of the investments in an online television company with cost of $666 declined significantly. The Group performed an impairment analysis on the investment. Based on estimated net future cash flow of the investee company, which is a level 3 measure, the result of which indicated that the decrease in the fair value of the investee was other-than-temporary and hence, the investment should be fully written off.  As a result, the Group recognized an impairment loss of $666 during the year ended December 31, 2011.

(iv)                              In November 2011, the Group entered into a nonmonetary transaction with the Investee Y. The Group provides the license for using the Group’s certain technology licenses to Investee Y in exchange for its 30% equity interest in the form of preferred shares. The Group also needs to provide continuous technical support to the investee for ten years. Because the fair value of the licenses is more readily determinable, the Group recorded the transaction based on the fair value of the license which was valued with the assistance of a third-party valuation firm. The fair value was determined as $3,000. The transaction was accounted for as an equity method investment since the Group has the ability to exercise significant influence over the operating and financing activities of Investee Y. The partial gain of the nonmonetary transaction was recorded as deferred revenue and is amortized ratably over the ten-year contract period. The Group recognized $142 share of loss since the date of the investment. The management of the Group determined that there was no impairment on such investment during the year ended December 31, 2011.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.                                      LONG-TERM INVESTMENTS - continued

(v)                                 In December 2011, the Group made an investment of $1,572, representing 25% ownership, to form a new web game company, Investee Z, with independent third parties.  The investment was accounted for as an equity method investment since the Group has the ability to exercise significant influence over the operating and financing activities of Investee Z.  The Group recognized $25 share of loss in 2011. The management of the Group determined that there was no impairment on such investment during the year ended December 31, 2011.

(vi)                              As of December 31, 2010, the Group had two investments with initial consideration of $772 and $454, respectively, which are specialized in web game business and security business with the equity interest of 35% each. In 2011, the Group made nine other investments with initial consideration of $469, $470, $548, $313, $621, $131, $415, $788 and $470, respectively, which are specialized in web game business, mobile internet business and security business, with the equity interest of 30%, 30%, 38%, 25%, 30%, 30%, 40%, 35% and 20%, respectively. The investments were accounted for as equity method investment since the Group has the ability to exercise significant influence over the operating and financing activities of investees. The Group recognized $57 and $270 share of loss in these investments in 2010 and 2011, respectively. The management performed the impairment analysis on these investments based on level 3 measures and determined that there was no impairment in 2010, and one investment was impaired because its fair value decreased significantly below its carrying value and the decrease was other-than-temporary in 2011. The impairment loss was $236.

7.                                     PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2011

Computer equipment and application software	$6,898	$22,105
Building	—	671
Furniture and vehicles	395	507
Leasehold improvements	534	1,336
	7,827	24,619
Less: Accumulated depreciation and amortization	4,521	7,954

Property and equipment, net	$3,306	$16,665

Depreciation and amortization expenses for the years ended December 31, 2009, 2010 and 2011 were $626, $781 and $3,393, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

8.                                     ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the acquired intangible assets are as follows:

		December 31,
		2010	2011

	Indefinite-lived:
	Domain names	$740	$757
	Trademarks	1,215	1,274
	License of service provider	—	604
	Definite-lived:
	Domain names	153	836
	Source code	1,651	1,752
	Technology	2,837	4,579
	Non-compete agreement	50	121
	Total acquired intangible assets	6,646	9,923

Less:	Accumulated amortization
	Domain names	(9)	(64)
	Source code	(313)	(572)
	Technology	(479)	(1,009)
	Non-compete agreement	(34)	(59)
	Accumulated amortization	(835)	(1,704)

Less:	Impairment loss
	Domain names	(265)	(278)
	Source code	—	(87)
	Accumulated impairment loss	(265)	(365)

	Acquired intangible assets, net	$5,546	$7,854

Amortization expenses for the years ended December 31, 2009, 2010 and 2011 were $233, $563 and $834, respectively.  Amortization expenses for the years ending December 31, 2012, 2013, 2014, 2015 and 2016 and after are expected to be $ 1,110, $1,069, $1,021, $770 and $1,527, respectively.

The Group performs an impairment assessment on intangible assets with indefinite lives on December 31 of each year.  The fair value of intangible assets with indefinite lives were estimated based on the discounted value of estimated future cash flows.  An impairment loss of $256 and $87 for certain domain names and source code were recognized due to declining marketability and fair value of the intangible assets in 2009 and 2011 respectively.  There were no impairment charges for the year ended December 31, 2010.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

9.                                     GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2009, 2010 and 2011, consisted of the followings:

	December 31,
	2010	2011

Beginning balance	$3,788	$3,918
Goodwill acquired in acquisitions of business	—	458
Exchange difference	130	204
Ending balance	3,918	4,580

The Group performs their annual impairment test for Goodwill on December 31 of each year.  Based on the results of the impairment test, there was no impairment of goodwill during the years ended December 31, 2009, 2010 and 2011, respectively.

10.                              ACCRUED EXPENSES AND OTHER CURRENT LIBILITIES

	December 31,
	2010	2011
Payroll related payable	1,701	5,481
Other tax payable	1,987	233
Accrued agent rebates and profit sharing cost	364	844
Accrued professional service fee	801	1,346
Accrued bandwidth	276	1,378
Accrued marketing promotion expenses	537	1,658
Accrued license and technical service fee	—	750
Amount due to employees (i)	—	4,605
Consideration payable for investments and acquisitions	—	498
Payable for purchasing property and equipment and intangible assets	271	915
Deposits from E-commerce customers	—	1,083
Other current liabilities	359	1,011
Total	$6,296	$19,802

(i)                                     Amount represents the cash received by the Group for selling the ordinary shares on behalf of the employees, which will be paid to the employee subsequently.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

11.                              LONG-TERM PAYABLE

In 2008, the Group signed an agreement with a third party that allows the Group to offer the third party’s anti-virus software during a three-and-a-half-year period.  The Group entered this agreement primarily to attract users to its platforms.  The useful life was originally estimated according to the contract terms, and subsequently changed to zero in the fourth quarter of 2009 when the Group launched its own free anti-virus software and did not expect such software to attract more users to its platforms on a going forward basis. Therefore, during the fourth quarter of 2009, the remaining carrying amount of other assets related to the contract was fully amortized. The total fee of $3,811 is to be paid in installments. By the end of 2011, $3,168 had been settled and the remaining of $460 will be paid in 2012.

	December 31,
	2010	2011

Current portion	$1,525	$460
Noncurrent portion	450	—
Total	$1,975	$460

12.                              DEFERRED REVENUE

	December 31,
	2010	2011

Deferred revenue - current:
Deferred revenue from customers (i)	$1,920	$8,356
Deferred revenue for system development services (ii)	2,290	3,006
Deferred subsidy income (iii)	379	517
Deferred license fee (iv)	—	210
Total deferred revenue - current	$4,589	$12,089

Deferred revenue - noncurrent
Deferred license fee (iv)	$—	$1,853
Deferred reimbursement of ADS depositary service (v)	—	1,671
Deferred subsidy income (iii)	—	1,589
Total deferred revenue - noncurrent	$—	$5,113

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12.                               DEFERRED REVENUE - continued

(i)

Deferred revenue from customers mainly represents payments received from (1) advertising customers before the services were provided by the Group; and (2) game players of web games before the in-game currency were consumed.

(ii)

Deferred revenue for system development services represents payments received from third party customers in relation to the service to be provided by the Group which is subject to the customers’ inspection and acceptance.

(iii)

The Group received prepayments from the local government for web-security related research and development projects. The amount was deferred since the projects are subject to final inspection upon the completion.

(iv)	Deferred license fee was related to the nonmonetary transaction as described in Note 6.

(v)

Deferred reimbursement of ADS depositary service represents the cash received from the Bank of New York Mellon as reimbursement of its ADS depositary service, which will be recognized ratably over the contract term.

13.                              INCOME TAXES

Cayman

The Company is a tax-exempted company incorporated in the Cayman Islands.

Hong Kong

Qifei International, 360 International and Qiji International, incorporated in 2010, are subject to the unified tax rate of 16.5% in Hong Kong for the year ended December 31, 2011.  Under the Hong Kong tax laws, Qifei International, 360 International and Qiji International are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

13.                               INCOME TAXES - continued

PRC

The Group’s PRC entities are subject to Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.

The Enterprise Income Tax Law (“the New EIT Law”) became effective on January 1, 2008.  The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises except for certain entities that enjoy preferential tax rates, which are lower than the statutory rates, as described below.

Under the New EIT Law and its implementing rules, an enterprise which qualifies as a “high and new technology enterprise” (“HNTE”) is entitled to a tax rate of 15%.

Qizhi Software obtained its HNTE status in 2006 and was entitled to the tax rate of 15% with three-year exemption starting from 2006 followed by a reduced tax rate of 7.5% for the subsequent three years.  Based on the transition rules of the EIT Law, Qizhi Software renewed its HNTE status and continued to enjoy preferential tax treatments from 2008 through 2010.  Qizhi Software was entitled to a tax rate of 50% of the applicable rate for 2009 which was 7.5%.

On April 21, 2010, the State Administration of Taxation issued Circular 157 Further Clarification on Implementation of Preferential EIT Rate during Transition Periods (“Circular 157”).  Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law.  Prior to Circular 157, Qizhi Software interpreted the law to mean that if an HNTE entity was in a tax holiday period, including “2-year exemption plus 3-year half rate”, “5-year exemption plus 5-year half rate” and other tax exemptions and reductions, where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to HNTE status under the New EIT Law, then it was entitled to pay tax at the rate of 7.5%.  Circular 157 appears to have the effect that such an entity is entitled to pay tax at either the lower of 15% or 50% of the standard PRC tax rate (i.e. currently 25%).  Circular 157 is unclear as to whether its effect is retrospective but the Group’s understanding is that the State Administration of Taxation has taken the position that the Circular applies only to tax years commencing from January 1, 2010.  However, Qizhi Software confirmed with the relevant local tax district that entities that qualify for “3-year exemption plus 3-year half rate” tax holiday as HNTEs and which is registered in Experimental Area for Developing New-Technology Industries of Beijing, notwithstanding Circular 157, can still be subject to 7.5% EIT for the year ended December 31, 2010. As a consequence, Qizhi Software was entitled to a tax rate of 7.5% in 2010. Qizhi Software received a renewal of its “high and new technology enterprises” status in October 2011 and was entitled to a reduced EIT rate of 15% for 2011.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

13.                               INCOME TAXES - continued

PRC - continued

Beijing Qihu is recognized as a HNTE by relevant PRC government authorities and entitled to PRC Enterprise Income Tax of 15% tax rate for the years ended December 31, 2010 and 2011, respectively.

Shanghai Qitai is approved by the local tax authority to file its income tax by adopting the “deemed-profit method”.  Under this method, Shanghai Qitai filed its income tax by calculating as 2.5% of the gross revenues.

3G, QBTX, QH360 and CDQY are subject to the unified tax rate of 25% for the years ended December 31, 2009, 2010 and 2011, respectively.

SJXH is recognized as a HNTE by relevant PRC government authorities starting on November 21, 2011, and is subject to tax rate of 25% and 15% for the years ended December 31, 2010 and December 31, 2011, respectively.

Yuan Tu is subject to the unified tax rate of 25% for the years ended December 31, 2010 and 2011, respectively.

Tianjin Qisi, Shanghai JN, Shanghai Yiyi, YZT and Chengdu 2366, which were incorporated or acquired in 2011, are all subject to the unified tax rate of 25% for the year ended December 31, 2011.

Ceteng, which was incorporated in 2011, is recognized as Software Enterprises by relevant PRC government authorities on December 19, 2011 and entitled to the preferential tax treatment of “2-year exemption plus 3-year half rate” commencing from its first profit-making year for EIT purposes.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status.  The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC.  The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC.  Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes.  If the PRC tax authorities subsequently determine that the Company, its subsidiaries, VIEs and VIEs’ subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries, VIEs and VIEs’ subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

13.                               INCOME TAXES - continued

PRC - continued

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax.  In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%.  Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.  The Company’s PRC entities historically have not declared or paid any dividends.

Aggregate undistributed earnings of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC that are available for distribution to the Company of approximately $56,625 at December 31, 2011 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

Detailed information about income tax of the Group’s subsidiaries and VIEs is as below:

The current and deferred portion of income tax expense included in the consolidated statements of operations is as follows:

	For the year ended December 31,
	2009	2010	2011

Current income tax expense	$38	$403	$10,724
Deferred income tax expense	374	60	150
Total income tax expense	$412	$463	$10,874

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

13.                               INCOME TAXES - continued

PRC - continued

The principal components of the deferred tax assets and liabilities are as follows:

	December 31,
	2010	2011

Current deferred tax assets:
Provision of allowance for doubtful accounts	$9	$15
Accrued payroll	129	797
Advertising and promotion expenses	142	—
Other assets	—	52
Net operating loss carry forwards	520	—
Less: Valuation allowance	(4)	(6)
Current deferred tax assets, net	796	858

Noncurrent deferred tax assets:
Acquired intangible assets	40	57
Advertising and promotion expenses	—	23
Other assets	213	—
Deferred revenue-noncurrent	—	457
Net operating loss carry forwards	308	1,137
Less: Valuation allowance	(308)	(1,160)
Noncurrent deferred tax assets, net	253	514

Noncurrent deferred tax liabilities:
Acquired intangible assets	512	507
Noncurrent deferred tax liabilities	$512	$507

The Company operates through its subsidiaries and VIEs and the valuation allowance is considered on each individual subsidiary and VIE basis.  The subsidiaries and VIEs registered in the PRC have total net operating loss carry forwards of $5,422 as of December 31, 2011 which will expire on various dates between December 31, 2013 and December 31, 2016.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

13.                               INCOME TAXES - continued

PRC - continued

Reconciliation between the income tax expense computed by applying the PRC tax rate to income before income tax and the actual provision for income tax is as follows:

	For the year ended December 31,
	2009	2010	2011

Income before income tax expense	$4,601	$9,011	$25,855
PRC statutory income tax rate	25%	25%	25%
Income tax expense at the statutory income tax rate	1,150	2,253	6,464
Permanent differences - others	54	75	(1,063)
Permanent differences - share based compensation expense	481	1,002	11,997
Effect of different income tax calculation method required by tax bureau	(219)	(2,416)	(84)
Effect of different income tax rates in other jurisdictions	125	91	(233)
Effect of income tax holiday and preferential tax rates	(1,192)	(717)	(7,036)
Changes in valuation allowance	13	175	829
Income tax expense	$412	$463	$10,874

Certain consolidated entities of the Group enjoy tax holidays granted by the local tax authorities.  Without the tax holidays, the Group’s income tax expense would have increased by $1,192, $717 and $7,036 for the years ended December 31, 2009, 2010 and 2011, respectively.  The impact of the tax holidays on basic net income per ordinary share was an increase of $0.02, $0.01 and $0.05 for the years ended December 31, 2009, 2010 and 2011, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.                              ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 156,631,180 (156,631,180 for 2010 and 143,876,993 for 2009) ordinary shares with a par value of $0.001 each.

On January 17, 2006, the Company issued a total of 100 ordinary shares, par value $1.00 each, including 55 shares to Young Vision and 45 shares to Global Village.  In January 2006, the Company subdivided the ordinary shares at a 1 to 1,000 ratio.  Also on the same day, the Company issued a total of 65,239,960 ordinary shares to the shareholders at par value $0.001 each.  As a result, Young Vision held 35,936,978 ordinary shares, 18,086,101 of which was designated as the equity pool (see Note 17), par value $0.001 each, and Global Village held 29,402,982 ordinary shares par value $0.001 each.

In January 2010, the Company also issued to Global Village 2,125,176 ordinary shares in connection with its acquisition of The World Browser in September 2009.  The shares were recorded as shares to be issued in equity on the consolidated balance sheet as of December 31, 2009.

In addition, in January 2010, in connections with certain acquisitions and share-based compensation arrangement in 2009, the Company issued 3,517,544 ordinary shares to Young Vision that would eventually issue the shares to key employees if certain employment criteria are met.

In April 2010, the Company issued 578,060 ordinary shares in connection with the exercise of options which were granted and vested in 2006.

On April 4, 2011, the Company completed its IPO and a concurrent private placement upon which the Company’s ordinary shares were divided into Class A ordinary shares and Class B ordinary shares. The Company newly issued 26,063,544 Class A ordinary shares, consisting of (i) 20,891,130 Class A ordinary shares offered through IPO, and (ii) 5,172,414 Class A ordinary shares issued in connection with the concurrent private placement. All of the Company’s Series A, Series B and Series C shares were automatically converted into 27,024,089 Class A and 51,289,927 Class B ordinary shares.

In September and December 2011, the Company issued 2,152,693 and 907,086 ordinary shares for future delivery to the employees and nonemployees upon exercise of share options or grant of nonvested shares respectively.

As of December 31, 2011, there are 109,392,815 Class A ordinary shares and 69,636,436 Class B ordinary shares outstanding, par value $0.001 per share.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.                              CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED SHARES

In January and May of 2006, the Company issued a total of 31,003,440 shares of Series A shares at Series A subscription price of $0.4999 per share for cash proceeds of $15,500.  In May 2006, the Company granted a total of 1,600,320 warrants to certain Series A shareholders to purchase additional Series A shares which were exercisable into Series A shares at the Series A subscription price for $800.  All of the warrants were exercised in August 2006.

In November 2006, the Company issued 37,878,789 shares of Series B shares to Series B shareholders at Series B subscription price of $0.66 per share for cash proceeds of $25,000.

In January 2010, the Company issued a total of 7,831,467 shares of Series C shares at Series C subscription price of $2.5538 per share for cash proceeds of $20,000.

In April 2010, one of the shareholders of Series A shares transferred at Series C subscription price of $2.5538 per share to three investors a total of 1,691,610 Series A shares, 156,631 of which was transferred to a shareholder of both Series A shares and Series B shares. The shareholder was granted all the rights of the Series C shares for the 156,631 Series A shares.

On April 4, 2011, Series A, Series B and Series C shares had been automatically converted into 27,024,089 Class A and 51,289,927 Class B ordinary shares after the closing of IPO.

The main terms of Series A, Series B and Series C shares are summarized as follows:

Rank

The series C shares shall, with respect to (i) the payment of the liquidation payment in the event of a liquidation or a sale transaction, (ii) the payment of the dividends and (iii) all other rights and preferences, rank senior to (a) the series B shares, the series A shares and the ordinary shares; while series B shares with respect to these events rank senior to the series A shares and the ordinary shares; and the series A shares respect to these events rank senior to the ordinary shares.

Redemption

At any time commencing on the earlier of (a) such time as the Company’s CEO is enjoined or prevented from serving as the CEO of the Company and (b) the sixth anniversary of the Series B Subscription Date, (i) if holders of at least 66 2/3% of the Series B shares approve redemption, any holder of Series B share shall be entitled to require the Company and (ii) if holders of at least 75% of the Series A shares approve redemption, any holder of Series A shares shall be entitled to require the Company, in each case by a six-month prior notice in writing to the Company to redeem, out of legally available funds, for all, but not less than all, of the Series B shares or Series A shares held by such holder, as applicable; provided the Group remain solvent and have sufficient cash for working capital required for at least one year, by reference to the annual budget approved by the Board.  This redemption right set forth herein shall terminate upon closing of a qualified initial public offering (“Qualified IPO”).

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.                               CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED SHARES - continued

Redemption - continued

At any time commencing on the fifth anniversary of the series C subscription date, if holders of at least 66 2/3% of the series C shares approve redemption, any holder of series C shares shall be entitled to require the Company, by serving a Redemption Notice on the Company, to redeem, out of legally available funds, for all, but not less than all, of the series C shares held by such holder, provided, that the Group Companies remain solvent and have sufficient cash for working capital required for at least one year by reference to the annual budget approved by the Board of Directors.

Qualified IPO means firm commitment underwritten public offering either with total offering proceeds to the Company of at least $80,000 before deduction of the underwriting commissions and expenses or with the approval of holders of 66 2/3% or more of the then issued and outstanding preferred shares of the Company.

Redemption Payments equal to the (i) aggregate of series C subscription price, series B subscription price or series A shares subscription price, (as adjusted for share dividends, combinations or splits or reclassification with respect to such share) plus (ii) all accumulated but unpaid dividends on the Series C shares, the Series B shares or Series A shares, as applicable, at a rate of 5% for each year the Series C shares, Series B shares or Series A shares, as applicable, remain outstanding (pro rata for a partial year).

During the years ended December 31, 2009, 2010 and 2011, the Company recorded $815, $815 and $203 as accretion of Series A shares, $1,250, $1,250 and $313 as accretion of Series B shares in the consolidated statements of operations. During the year ended December 31, 2010 and 2011, the Company recorded $978 and $255 as accretion of Series C shares in the consolidated statements of operations, respectively.

Conversion

Optional conversion-Any holder of Series A shares, Series B shares and Series C shares shall have the right, at its option, at any time and from time to time, to convert, any or all of such holder’s Series A shares, Series B shares or Series C shares, as applicable, into such number of fully paid ordinary shares as is determined by dividing (i) the Series A subscription price by the then effective conversion price for the Series A shares, or (ii) the Series B subscription price by the then effective conversion price for the Series B shares, or (ii) the Series C subscription price by the then effective conversion price for the Series C shares, as applicable.  The conversion price for Series A shares, Series B shares and Series C shares shall initially be equal to the Series A subscription price, the Series B subscription price and the Series C subscription price respectively, subject to adjustment for share dividend, share split or share combination, and other anti-dilution feature.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.                               CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED SHARES - continued

Conversion - continued

Automatic conversion-Immediately upon closing of a Qualified IPO or approval of the holder of at least 75% of the Series A shares, each outstanding share of Series A shares shall be automatically converted, into the number of fully paid and ordinary shares in accordance with the then effective applicable conversion price.

Immediately upon closing of a Qualified IPO, each outstanding share of Series B shares shall be automatically converted, into the number of fully paid and ordinary shares in accordance with the then effective applicable conversion price.

Immediately upon closing of a Qualified IPO or approval of the holder of at least 75% of the Series C preferred shares, each outstanding share of Series C shares shall be automatically converted, into the number of fully paid ordinary Shares in accordance with the then effective applicable conversion price.

Dividends

For dividend other than in ordinary shares, dividend shall be ratably paid to holders of Series C shares , Series B shares, Series A shares and Ordinary shares based on an as-if converted basis.

For dividend in ordinary shares, holders of Series C shares, Series B shares or Series A shares shall not participate in the distribution of dividend in Ordinary Shares, but shall be entitled to adjustment to the conversion price then in effect.

Voting rights

The Board of Directors shall comprise a maximum of six directors, two of which shall represent Series A preferred shareholders, one of which shall represent Series B preferred shareholders.  Series A, Series B and Series C shares shall be entitled to three, two and one non-voting observers to the Board of Directors, respectively.  Holders of ordinary shares, voting as a single class, shall be entitled to elect a maximum of three directors.

Liquidation preference

Upon liquidation, out of legally available assets for shareholders, holders of Series C shares shall be paid an amount equal to Series C subscription price plus unpaid dividends if any first.  Then Series B shareholders shall be paid an amount equal to Series B subscription price plus unpaid dividends if any.  Then Series A shareholders shall be paid an amount equal to Series A subscription price plus unpaid dividends if any.  Any remaining assets shall be distributed ratably among Series C shareholders, Series B shareholders, Series A shareholders and ordinary shareholders on an as-if converted basis.  The Company has not declared any dividends for Series A shares, Series B shares, or Series C shares.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

16.                              NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for the periods indicated:

	2009	2010	2011

Net income attributable to Qihoo 360 Technology Co. Ltd.	4,189	8,508	15,603
Accretion of Series A shares	815	815	203
Accretion of Series B shares	1,250	1,250	313
Accretion of Series C shares	—	978	255
Undistributed earnings allocated to Series A shares(i)	190	1,040	—
Undistributed earnings allocated to Series B shares(i)	—	906	—
Undistributed earnings allocated to Series C shares(i)	—	—	—
Undistributed earnings allocated to participating unvested shares(i)	401	778	1,124

Net income attributable to Class A and Class B ordinary shareholders for computing basic net income per ordinary share	1,533	2,741	13,708

Net income attributable to nonvested shareholders for computing basic net income per participating unvested shares(i)	401	778	1,124

Accretion of Series A shares	815	815	203
Undistributed earnings allocated to Series A shares(i)	190	1,040	—
Net income attributable to Series A shareholders for computing basic net income per Series A share	1,005	1,855	203

Accretion of Series B shares	1,250	1,250	313
Undistributed earnings allocated to Series B shares(i)	—	906	—
Net income attributable to Series B shareholders for computing basic net income per Series B share	1,250	2,156	313

Accretion of Series C shares	—	978	255
Undistributed earnings allocated to Series C shares(i)	—	—	—
Net income attributable to Series C shareholders for computing basic net income per Series C share	—	978	255

Weighted average ordinary shares outstanding used in computing basic net income per Class A and Class B ordinary share	51,780,932	55,568,041	137,775,752
Weighted average shares used in calculating net income per participating unvested share-basic	13,559,028	15,782,530	11,292,535
Weighted average shares outstanding used in computing basic net income per Series A share	32,603,760	32,603,760	8,356,247
Weighted average shares outstanding used in computing basic net income per Series B share	37,878,789	37,878,789	9,755,085
Weighted average shares outstanding used in computing basic net income per Series C share	—	7,659,818	2,057,209
Weighted average ordinary shares outstanding used in computing diluted net income per Class A and Class B ordinary share(ii)	65,339,960	71,350,571	172,992,515
Net income per Class A and Class B ordinary share-basic	0.03	0.05	0.10
Net income per participating unvested share-basic	0.03	0.05	0.10
Net income per Series A share-basic	0.03	0.06	0.02
Net income per Series B share-basic	0.03	0.06	0.03
Net income per Series C share-basic	NA	0.13	0.12
Net income per Class A and Class B ordinary share-diluted	0.03	0.05	0.09

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

16.                               NET INCOME PER SHARE - continued

(i)                                     The net income attributable to Qihoo 360 Technology Co. Ltd was allocated among Class A and Class B ordinary shares, preferred shares and certain nonvested shares (see Note 17) pro rata on the basis of their right to participate in dividends.

(ii)                                  The calculation of the weighted average number of Class A and Class B ordinary shares for the purpose of diluted net income per share has considered the effect of certain potentially dilutive securities. For the year ended December 31, 2011 the incremental weighted average number of 19,578,504 and 4,345,724 ordinary shares from the assumed conversion of Series A shares, Series B shares and Series C shares and exercise of share options using the treasure stock method, respectively, has been included in the dilutive securities.

For the year 2009, 32,603,760 and 37,878,789 ordinary shares resulting from the assumed conversion of Series A shares and Series B shares were excluded as their effect was anti-dilutive.  The effect of the share options were also excluded as the performance condition for the share options has not been met.

For the year 2010, 32,603,760, 37,878,789 and 7,831,467 ordinary shares resulting from the assumed conversion of Series A shares, Series B shares and Series C shares were excluded as their effect was anti-dilutive.  The effect of the share options were also excluded as the performance condition for the share options has not been met.

For the year 2011, 2,552,844 share options were excluded as their effect was anti-dilutive.

17.                              SHARE-BASED COMPENSATION

Share options

On January 25, 2006, the Company adopted the 2006 Employee Share Option Plan (the “2006 Plan”) for the granting of share options to employees and nonemployees to reward them for services to the Company and to provide incentives for future service.  The share options expire ten years from the date of grant.

On April 1, 2011, the Company adopted the 2011 Employee Share Option Plan (the “2011 Plan”) for the granting of share options to employees and nonemployees to reward them for services to the Company and to provide incentives for future service.  The share options expire ten years from the date of grant.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION - continued

Share options - continued

Option to employees and directors

On June 30, 2009, the Company granted 911,950 share options to employees at an exercise price of $1.5 per share.

On January 1, 2010 and July 1, 2010, the Company granted 110,000 and 939,000 share options to employees at an exercise price of $2.2 and $2.8 per share, respectively.

On January 1, 2011, February 14, 2011, March 3, 2011, July 1, 2011 and October 1, 2011, the Company granted 3,726,200, 700,000, 684,500, 2,689,200 and 375,000 share options to employees at an exercise price of $5.2, $5.2, $6.0, $12.94 and $10.89 per share, respectively.

On July 1, 2011, the Company granted 40,000 share options to two directors at an exercise price of $9.67 per share.

Option to nonemployees

During the year ended December 2009, the Company did not grant any share options to nonemployees.

On July 1, 2010, the Company granted 4,100,000 share options to nonemployees for consulting and investment advisory services of four years at an exercise price of $2.8 per share.

On January 1 and March 3, 2011, the Company granted 60,000 and 20,000 share options to nonemployees for consulting and investment advisory services of three or four years at an exercise price of $5.2 and $6.0 per share, respectively.

Option exercise

The option shall be exercisable by giving notice in writing to the Company stating that the option is exercised and the number of shares in respect of which it is exercised.  Any such notice must be accompanied by a remittance for the full amount of the exercise price for the shares in respect of which the notice is given.

Vesting of options

The option will vest when the service conditions are met.  In addition, according with the 2006 Plan, one of the Exit events, described in “Termination of Option” below, shall happen.

In accordance with the vesting schedules set out in the 2006 Plan, 1/4 of the options granted will be vested on each anniversary from the date of grant subject to the occurrence of one of the Exit events. Under the 2011 Plan, the Plan administrator (compensation committee) has the authority to determine the schedule for vesting.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION - continued

Share options - continued

Termination of option

Both under the 2006 and the 2011 Plan, the option may not be exercised until vested.  Once vested, the option may be exercised in whole or any part, at any time.  However, an option will be forfeited, if the grantee ceases to be an employee.

Furthermore, in accordance with the 2006 Plan, an option will be forfeited, if the grantee ceases to be an employee prior to an Exit, then (i) the portion of the Option which has been otherwise vested and not exercised, and (ii) the portion of the options which has not been vested, will automatically lapse and expire.

Exit means (i) a listing, (ii) a sale of all or substantially all of the issued share capital of the Company, (iii) a sale by the Company of all or substantially all of its assets, (iv) the passing of an effective resolution or the making of an order of a competent court for the winding up of the Company.

Based on the terms above, the options will not actually vest until one of the Exit events happens and the service conditions are met.

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used.

Year ended December 31,
	2010	2011

Risk-free interest rate	3.31% - 3.73%	2.74% - 3.88%
Expected life (years)	5.15 - 5.30	5.40 - 6.35
Volatility	62.7% - 63.64%	43.10% - 57.70%
Dividend yield	—	—
Fair value of underlying ordinary shares at the grant date	1.86 - 2.58	5.01 - 14.09
Fair value of the share options at the grant date	1.01 - 1.40	2.64 - 8.15

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION - continued

Share options - continued

Termination of option - continued

(1)                                  Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical share price volatility of comparable companies over a period comparable to the expected term of the options.

(2)                                  Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(3)                                  Expected term

For the options granted to employees, as the Group did not have sufficient historical share option exercise experience, it estimated the expected term average based on a consideration of factors including contractual term and vesting period.

(4)                                  Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5)                                  Exercise price

Before closing of IPO, the exercise price of the options was determined by the Company’s Chief Executive Officer.  After closing of IPO, the exercise price shall be determined by the Compensation Committee which may be a fixed or variable price related to the closing sales price of the Shares as quoted on the principal exchange or system.

(6)                                  Fair value of underlying ordinary shares

Before closing of IPO, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation.  When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Group, while taking into account standard valuation methods and the achievement of certain events.  The determination of fair value of the ordinary shares was also with the assistance of an independent valuation firm. After closing of IPO, the fair value of the ordinary shares is determined as the closing sales price of the Shares as quoted on the principal exchange or system.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION - continued

Share options - continued

Termination of option - continued

The following table summarizes information regarding the share options granted:

		Fair value per		Intrinsic value
		ordinary share	Exercise price	per option
Grant date	Options granted	at the grant date	per option	at the grant date

June 30, 2009	911,950	$1.09	$1.50	—
January 1, 2010	110,000	$1.80	$2.20	—
July 1, 2010	5,039,000	$2.58	$2.80	—
January 1, 2011	3,786,200	$5.01	$5.20	—
February 14, 2011	700,000	$6.60	$5.20	$981
March 3, 2011	704,500	$7.21	$6.00	$849
July 1, 2011	2,689,200	$14.09	$12.94	$3,102
July 1, 2011	40,000	$14.09	$9.67	$177
October 1, 2011	375,000	$10.89	$10.89	—
Total	14,355,850

		Weighted average
		exercise price
	Number of options	per option

Outstanding at January 1, 2009	578,060	$0.65
Granted	911,950	1.5
Exercised	(578,060)
Forfeited	(15,900)
Outstanding at December 31, 2009	896,050	1.5
Granted	5,149,000	2.8
Exercised	—
Forfeited	(131,100)
Outstanding at December 31, 2010	5,913,950	2.6
Granted	8,294,900	8.1
Exercised	(31,172)
Expired	(3,499)
Forfeited	(487,600)
Outstanding at December 31, 2011	13,686,579	5.8
Vested and exercisable at December 31, 2011	3,063,972	$3.3

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION - continued

Share options - continued

Termination of option - continued

The 578,060 share options outstanding at January 1, 2009 represented the share options granted in 2006 to a third party consulting company for its investment advisory service in connection with the Company’s issuance of Series B shares.  The fair value of the share options at the grant date was $0.24, which was determined by the Company.  The amount of $140 was recorded as part of the issuance cost of Series B shares.  The share options were exercised in October 2009.  However, due to legal and administrative reasons, the ordinary shares in relation to the 578,060 share options were not issued as of December 31, 2009 and reflected as shares to be issued in equity on the consolidated balance sheets.  The shares were subsequently issued in April 2010.

The following table summarizes information with respect to share options outstanding as of December 31, 2011:

	Options outstanding				Options exercisable
		Weighted		Aggregate			Aggregate
		average		intrinsic			intrinsic
		remaining	Exercise	value as of		Exercise	value as of
	Number	contractual	price	December 31,	Number	price per	December 31,
	outstanding	term	per option	2011	exercisable	option	2011

June 30, 2009	790,803	7.5 years	$1.50	$7,086	391,922	$1.50	$3,512
January 1, 2010	65,001	8.0 years	$2.20	537	30,000	$2.20	248
July 1, 2010	4,969,000	8.5 years	$2.80	38,063	1,752,250	$2.80	13,422
January 1, 2011	3,549,200	9.0 years	$5.20	18,669	889,800	$5.20	4,680
February 14, 2011	700,000	9.1 years	$5.20	3,682	—	$5.20	—
March 3, 2011	562,000	9.2 years	$6.00	2,507	—	$6.00	—
July 1, 2011	2,637,575	9.5 years	$12.94	—	—	$12.94	—
July 1, 2011	40,000	9.5 years	$9.67	32	—	$9.67	—
October 1, 2011	373,000	9.7 years	$10.89	—	—	$10.89	—
Total	13,686,579			$70,576	3,063,972		$21,862

Under the 2006 Plan, the options would not vest until both the service and performance condition, i.e., one of the Exit events happens. Therefore, the Group did not record any compensation expenses in the consolidated statements of operation for share options granted to employees prior to the completion of IPO which is one of the Exit events. Upon the completion of IPO in 2011, there were 229,988 share options became vested in accordance with the vesting term under 2006 Plan, and accordingly, $21,229 share based compensation expense were recorded in connection with the vesting of such share options and the remeasurement of share options granted to the nonemployees that the measurement date is not fixed. The Group recognized nil, nil, and $34,504 share-based compensation expense for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, there was $51,527 unrecognized share-based compensation expense relating to share options. The expense is expected to be recognized over a weighted-average remaining vesting period of 2.6 years.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION - continued

Nonvested shares

On January 19, 2006, the Company’s shareholder, Young Vision, the Series A shareholder and certain other parties entered into the Share Incentive Agreement, pursuant to which, Young Vision allocated a total of 18,086,101 ordinary shares of the Company to an equity incentive pool designed to award employees and consultants of the Group in accordance with the Employee Share Vesting Scheme (the “2006 Share Plan”), of which 9,951,000 shares were granted before January 1, 2008.  In addition, in January 2010, the Company issued 3,517,544 nonvested shares in connection with certain 2009 acquisitions.

In February 2011, Young Vision transferred 11,826,000 and 5,550,654 ordinary shares in the equity incentive pool to Sino Honor Limited and Strengthen Goal Limited, respectively.

The nonvested shares granted or vested in accordance with the 2006 Share Plan will, be held by Young Vision and all rights (including without limitation, the voting rights and the right to receive the share certificates) attached to such shares will be exercised by Young Vision at its sole and absolute discretion, except that the grantee shall have the right to all the monetary benefits deriving from the shares vested when the shares are disposed of in accordance with the Share Plan.  Since the unvested nonvested shares are entitled to the same rights (including nonforfeitable dividend rights) and obligations as ordinary shares, these shares are considered participating securities.

The nonvested shares granted under the 2006 Share Plan shall vest (i) 15 per cent of the aggregate number of Shares 12 months after the start of vesting period; (ii) 20 per cent of the aggregate number of Shares 24 months after the start of vesting period; (iii) 30 per cent of the aggregate number of Shares so granted 36 months after the start of vesting period; and (iv) 35 per cent of the aggregate number of Shares 48 months after the start of vesting period.

However, all nonvested shares to any grantee shall also be subject to the Company’s rights to repurchase at an aggregate repurchase price of RMB1.00, if the grantee terminated his/her employment with the Group: (a) in all, on or before the second anniversary of the start of vesting period; (b) 50% of otherwise vested nonvested shares, after the second anniversary but before the fourth anniversary of the start of vesting period; or (c) no shares, after the fourth anniversary of the start of vesting period.

The nonvested shares granted under the 2011 Plan shall vest based on service, or any other criteria selected by the compensation committee.  If the grantee terminated his/her service (“Termination of Service”) with the Group, the Group shall have the right to repurchase the unvested nonvested shares.

Termination of Service means (i) As to a Consultant, the time when she/he is terminated for any reason, (ii) As to a non-employee director, the time when non-employee director ceases to be a director for any reason, (iii) As to an employee, the time when the employee-employer relationship is terminated for any reason.  However, all terminations shall exclude simultaneously commences or remains in employment or service with the Company, any subsidiaries or VIEs and VIE’s subsidiaries in others way.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION - continued

Nonvested shares - continued

The following table summarizes information regarding the nonvested shares granted:

		Weighted average
		fair value per
	Number of	nonvested share
	nonvested shares	at the grant date(i)

Outstanding at January 1, 2009	6,282,950
Granted	6,064,044	$1.42
Vested	(766,600)
Forfeited	(522,175)
Outstanding at December 31, 2009	11,058,219
Granted	1,670,000	$1.80
Vested	(1,379,985)
Forfeited	(214,640)
Outstanding at December 31, 2010	11,133,594
Granted	3,255,976	$7.76
Vested	(5,824,709)
Forfeited	(380,610)
Outstanding at December 31, 2011	8,184,251
Vested and to be transferred to grantees at December 31, 2011	12,241,769

(i)                                     The fair value of the underlying ordinary shares is the same as the fair value of the nonvested shares when calculating the weighted average fair value per nonvested share at the grant date.

Before closing of IPO, the fair value of the nonvested shares was determined at the grant dates by the Group with the assistance of an independent valuation firm. After closing of IPO, the fair value of the nonvested shares was determined by the closing sales price of the shares as quoted on the principal exchange or system.  The Group recognized $1,924, $4,006, and $13,485 share based compensation expense for the years ended December 31, 2009, 2010 and 2011, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.                               SHARE-BASED COMPENSATION - continued

Nonvested shares - continued

Included in the total number of nonvested shares granted during the years ended December 31, 2009 and 2010, 799,000 and 20,000 shares were granted to hire certain key technical persons and in the year ended December 31, 2009, 2,797,544 shares were granted to certain employees or shareholders of The World Brower and other acquirees, who after the acquisitions of those entities, became the employees of the Company.

Above nonvested shares granted to hire certain key technical persons or for acquisitions vest over five years and are subject to the Company’s rights to repurchase at an aggregate repurchase price of RMB1.00, if (a) the key employee terminated his/her employment with the Group at any time before third anniversary of the employment commencement date; or (b) the key employee breaches his/her non-competition and confidentiality obligations to the Company and the employment agreement at any time before the second anniversary of the date on which key employee ceases their employment.

As of December 31, 2011, total unrecognized compensation expense relating to the nonvested shares was $19,649.  The expense is expected to be recognized over a weighted average period of 2.53 years using the graded vesting attribution method.

18.                              RELATED PARTY BALANCES AND TRANSACTIONS

The Group’s related parties and the relationship with the Group are as follows:

Name of the related party	Relationship with the Group

Related party K	Noncontrolling interest shareholder of one of the Group’s subsidiaries
Related party X	the Group’s cost method investee
Individual consultant	Immediate family of a shareholder

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

18.                               RELATED PARTY BALANCES AND TRANSACTIONS - continued

Details of related party balances and main transactions as of December 31, 2009, 2010 and 2011 are as follows:

(1)                                  Amount due to related parties

	December 31,
	2010	2011

Related party K (i)	$—	$969
Related party X (ii)	$—	$56

(i)                                     It represents interest-free loan borrowed by Shanghai Yiyi from related party K for daily operating.

(ii)                                  It represents the unpaid promotion expense.

(2)                                  Share options granted

On July 1, 2010, the Company granted 300,000 share options to an individual consultant, who is an immediate family of a shareholder, for investment advisory services.  The fair value of the share options as of the grant date was $420.

(3)                                  Main transactions with related parties

		For the year ended December 31,
Nature	Company name	2009	2010	2011

Marketing promotion received from	Related party X	$—	$—	$56

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.                              COMMITMENTS AND CONTINGENCIES

(1)                                  Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements.  Rental expenses under operating leases for 2009, 2010 and 2011 were $986, $1,390, and $4,261, respectively.

Future minimum lease payments under such leases as of December 31, 2011 were as follows:

2012	$6,581
2013	5,175
2014	3,730
2015	3,600
2016	64
$19,150

(2)                                  Contingencies

In August 2008, the Group brought a defamation claim against Beijing Yijin Yuhui Technology Investment Co., Ltd. and Beijing Rising Information Technology Co., Ltd. (together, “Rising”) in the Chaoyang District People’s Court of Beijing, alleging that Rising made defamatory statements on its websites and via domestic mass media and seeking retraction of the statements and approximately $303 (RMB2.0 million) in damages. In December 2011, the Group withdrew the case.

In February 2010, the Group also brought an unfair competitive practices claim against Rising in the Xicheng District People’s Court of Beijing, alleging that Rising misled users with statements that 360 Safe Guard pose security risks to users’ systems and seeking retraction of the statements and approximately $1,485 (RMB9.8 million) in damages.  In November 2011, the court ruled in the Group’s favor, requiring Rising to apologize to the Group and pay $32 (RMB0.2 million) in damages to the Group.

In May 2010, Beijing Kingsoft Security Software Co., Ltd. (“Kingsoft”) brought an unfair competitive practices claim against the Group in the First Intermediate People’s Court of Beijing, alleging that the Group misled users with statements that Kingsoft’s anti-virus software products pose security risks to users’ systems and seeking retraction of the statements and approximately $3,030 (RMB20.0 million) in damages. In October 2011, the court ruled that the Group’s actions constituted unfair competition and awarded $56 (RMB0.4 million) as damages to Kingsoft.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.                              COMMITMENTS AND CONTINGENCIES - continued

In November 2010, the Group brought an unfair competitive practices claim against Kingsoft in the First Intermediate People’s Court of Beijing, alleging that Kingsoft made defamatory statements against the Group and that Kingsoft’s software interferes with the use of 360 Safe Guard. The Group sought retraction of the defamatory statements and approximately $758 (RMB5.0 million) in damages and subsequently increased to $1,589 (RMB10.0 million).  In November 2011, the first instance judgment was made by the First Intermediate People’s Court of Beijing, which rejected the Group’s claims.

In May 2010, the Group brought a breach of contract claim against Baidu Shidai Network Technology (Beijing) Co., Ltd. (“Baidu Shidai”) in the First Intermediate People’s Court of Beijing, alleging that Baidu Shidai owed payments for search referral commissions from the default search bar on the Group’s 360 browsers and seeking approximately $7,636 (RMB50.4 million) in damages, losses and interest.  In September 2010, Baidu Shidai brought a counter-claim against the Group in the First Intermediate People’s Court of Beijing, alleging that the Group charged improper search referral commissions for the search box placed on the 360 browsers and seeking back commission in approximately $1,591 (RMB10.5 million).  In July 2011, the Group and Baidu Shidai reached an agreement before trial that Baidu Shidai paid $2,728 (RMB17.5 million) damages to the Group, which was recorded as revenue in the consolidated statement of operations, by which the case was closed.

In October 2010, Tencent Technology (Shenzhen) Company Ltd. and Shenzhen Tencent Computer Systems Company Limited (together, “Tencent”), brought an unfair competitive practices claim against the Group in the Chaoyang District People’s Court of Beijing, alleging that the Group misled users with statements that Tencent’s QQ instant messaging program invades users’ privacy and seeking retraction of the statements and $606 (RMB4.0 million) in damages. In September 2011, the court ruled that the Group’s actions constituted unfair competition and awarded $64 (RMB0.4 million) as damages to Tencent. In November 2010, the Group brought a defamation claim against Tencent Technology (Shenzhen) Company Limited in the Xicheng District People’s Court of Beijing, alleging that the company made defamatory statements on its website against the Group and seeking retraction of the statements and RMB1.0 in nominal damages. In March 2012, the Group sought in damages increased to $159 (RMB1.0 million). This case is pending.

In June 2011, Tencent brought an unfair competitive practices claim against the Group in the Higher People’s Court of Guangdong province, alleging that the Group’s 360 QQ Bodyguard program interferes with users’ proper usage of Tencent’s QQ instant messaging program and seeking $19,860 (RMB125.0 million) in damages, cessation of the unfair competitive practices and public apology. This case is pending. The Group is not able to make an estimate of the potential loss at this stage.

In November 2011, the Group brought a claim of abuse of dominant market position against Tencent in the Higher’s People’s Court of Guangdong province, alleging that Tencent engaged in monopolistic activities such as restricting users of its QQ instant messaging program from using the Group’s products and bundling its security programs with the QQ instant messaging program and seeking $23,833 (RMB150.0 million) in damages, cessation of the monopolistic activities and public apology. This case is pending.

Other than the aforementioned lawsuits, the Group is also a party to several legal proceedings or claims in China that the Group believes are immaterial.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

20.                               SEGMENT AND GEOGRAPHIC INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.  The Group has one operating segment.  The Group’s revenue and net income are substantially derived from internet service which mainly includes online advertising and internet value-added services.  The table below is only presented at the revenue level with no allocations of direct or indirect costs.  The Group operates in the PRC and majority of the Group’s long-lived assets are located and services are provided in the PRC.

Components of revenues are presented in the following table:

	For the year ended December 31,
	2009	2010	2011
Internet services
Online advertising	$13,928	$38,826	$123,048
Internet value-added services	2,050	14,774	43,567
Other services	32	190	346
Sales of third party anti-virus software	16,292	3,875	890
Total	$32,302	$57,665	$167,851

21.                               MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the mainland China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries.  The total provisions for such employee benefits were $1,500, $2,904 and $7,017 for the years ended December 31, 2009, 2010 and 2011, respectively.

PRC legal restrictions permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations.  Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC entities must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group.  These reserve funds include the (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other two funds are at the Group’s discretion.  These reserve funds can only be used for specific purposes and are not distributable as cash dividends.  The Group has made appropriation to these statutory reserve funds of $44, $80 and $5,503 for the years ended December 31, 2009, 2010 and 2011, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

22.                               RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income be set aside as a reserve prior to the payment of dividends.  As a result of these PRC laws and regulations, the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances.  Restricted net assets totaled approximately $35,206, $48,761 and $60,472 as of December 31, 2009, 2010 and 2011, respectively.  As of December 31, 2009, 2010and 2011, the amount of retained earnings free of restrictions were nil, $5,226 and $56,625, respectively.

23.                               SUBSEQUENT EVENTS

The Group evaluated all events subsequent to the balance sheet date of December 31, 2011 through the date the consolidated financial statements were issued.

On January 10, 2012, the Group entered into a termination agreement with noncontrolling interest shareholders of Shanghai Yiyi, a subsidiary of the Group.  Pursuant to the termination agreement, the Group agreed to dispose its 53.5% equity interest of Shanghai Yiyi to its noncontrolling interest shareholder.

On January 20, 2012, the Group granted options for the purchase of 1,834,500 ordinary shares to employees, with exercise price of $10.67 per share and vesting period of 4 years. The fair value of the options in connection with this grant is to be determined. In addition, on January 20, 2012, the Group granted 412,500 nonvested shares to employees and nonemployees, with a vesting period of 4 years. The total unrecognized compensation expenses of these nonvested shares are approximately $3,858 after the adjustment of estimated forfeitures.

On February 10, 2012, the Group granted options for the purchase of 935,000 ordinary shares to employees, with exercise price of $11.35 per share and vesting period of 4 years. The fair value of the options in connection with this grant is to be determined. In addition, on February 10, 2012, the Group granted 2,796,000 nonvested shares to employees and nonemployees, with a vesting period of 4 years. The total unrecognized compensation expenses of these nonvested shares are approximately $23,569 with the consideration of estimated forfeitures.

On March 1, 2012, the Group granted options for the purchase of 33,000 ordinary shares to nonemployees, with exercise price of $14.09 per share and vesting period of 4 years. The fair value of the options in connection with this grant is to be determined. In addition, on March 1, 2012, the Group granted 620,000 nonvested shares to management and nonemployees, with a vesting period of 4 years. The total unrecognized compensation expenses of these nonvested shares are approximately $8,680 with the consideration of estimated forfeitures.