Form 20-F
period 2012-12-31
Qihoo 360 Technology Co Ltd
filed 2013-04-19
CIK 1508913

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to_________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-35109

QIHOO 360 TECHNOLOGY CO. LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Building No. 2 6 Jiuxianqiao Road, Chaoyang District Beijing 100015, People’s Republic of China
(Address of principal executive offices)

Alex Zuoli Xu, Co-Chief Financial Officer

Jue Yao, Co-Chief Financial Officer

Building No. 2

6 Jiuxianqiao Road, Chaoyang District

Beijing 100015, People’s Republic of China

Tel: (+86-10) 5878-1000

Fax: (+86-10) 5682-2000

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

123,472,524 Class A ordinary shares and 60,684,573 Class B ordinary shares, par value $0.001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2301 to $1.00, the noon buying rate in effect on December 30, 2012 in New York City for cable transfers of Renminbi as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On April 12, 2012, the noon buying rate was RMB6.1914 to $1.00.

We completed an initial public offering of 13,927,420 ADSs on April 4, 2011. On March 30, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “QIHU.”

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statements of operations data for the years ended December 31, 2008 and 2009 and our consolidated balance sheets as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	($ in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Internet services	5,795	16,010	53,790	166,961	328,882
Sale of third party anti-virus software	11,100	16,292	3,875	890	150
Total revenues	16,895	32,302	57,665	167,851	329,032
Cost of revenues:
Internet services	1,147	1,790	5,566	18,680	32,762
Sale of third party anti-virus software	7,073	6,600	1,185	238	40
Total cost of revenues	8,220	8,390	6,751	18,918	32,802
Subsidy income	—	—	266	151	2,570
Operating expenses:
Selling and marketing	2,732	6,256	12,603	46,836	58,178
General and administrative	1,645	2,531	5,051	19,054	34,295
Product development (1)	7,283	10,408	24,505	64,962	156,269
Impairment loss on intangible assets	—	256	—	87	1,348
Total operating expenses	11,660	19,451	42,159	130,939	250,090
(Loss) income from operations	(2,985)	4,461	9,021	18,145	48,710
Interest income	584	112	317	2,541	6,715
Other (expense) income	(164)	—	(60)	(3)	1,243
Exchange (loss) gain	(360)	28	(267)	6,294	49
Impairment loss on long-term investments	—	—	—	(902)	(2,302)
Change in unrealized holding loss of trading securities	—	—	—	(220)	(52)
Gain on disposal of long-term investments and a subsidiary	—	—	—	—	8,332
(Loss) income before income tax benefit (expense) and loss from equity method investments	(2,925)	4,601	9,011	25,855	62,695
Income tax benefit (expense)	179	(412)	(463)	(10,874)	(11,379)
Loss from equity method investments	—	—	(57)	(437)	(4,845)
Net (loss) income	(2,746)	4,189	8,491	14,544	46,471
Add: Net loss attributable to noncontrolling interest	—	—	17	1,059	275
Net (loss) income attributable to Qihoo 360 Technology Co. Ltd.	(2,746)	4,189	8,508	15,603	46,746

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

	Year Ended December 31,
	2008	2009	2010	2011	2012
	($ in thousands, except share and per share data)
Net (loss) income attributable to ordinary shareholders of Qihoo 360 Technology Co. Ltd.	(4,811)	2,124	5,465	14,832	46,746
Net (loss) income per ordinary share—basic	(0.07)	0.03	0.05	0.10	0.26
Net (loss) income per ordinary share—diluted	(0.07)	0.03	0.05	0.09	0.25
Weighted average shares used in calculating net income per ordinary share—basic	65,339,960	65,339,960	71,350,571	149,068,287	176,442,866
Weighted average shares used in calculating net income per ordinary share—diluted	65,339,960	65,339,960	71,350,571	172,992,515	183,623,235

	As of December 31,
	2008	2009	2010	2011	2012
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	23,262	28,144	60,505	343,731	380,664
Total assets	33,943	49,589	87,808	423,958	689,529
Total current liabilities	1,987	8,489	13,924	46,560	203,714
Total liabilities	4,948	10,935	14,886	52,466	211,266
Capital stock	65	65	72	179	184
Noncontrolling interest	-	-	507	639	167
Total (deficit) equity	(16,175)	(8,581)	2,722	371,492	478,263

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

The Internet industry is characterized by rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in Internet-enabled devices resulting from technological development may also adversely affect our business. For example, the number of people accessing the Internet through devices other than personal computers, including mobile phones and other hand-held devices, has increased in recent years. In 2009, we began to offer mobile security products and services in response to this market trend, and we currently have a full suite of mobile products, such as mobile app stores and mobile browsers supporting both iOS and Android based mobile devices.   However, if we are slow to develop products and services that are compatible with mobile devices, or if the products and services we develop are not widely accepted and used by mobile device users, we may not be able to capture a significant share of this increasingly important market. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

If we fail to leverage our user base to increase our revenues, our results of operations and growth prospects could be harmed.

We generate revenues primarily through online advertising and Internet value-added services, such as the offering of games, remote technical support and other Internet value-added services. The attractiveness of our online advertising and Internet value-added services largely depends on our ability to maintain and expand our user base, which in turn requires us to continuously invest significant resources in providing Internet and mobile security products and services that retain and attract users. We plan to make significant investments in developing and offering Internet products and services. However, we cannot assure you that our investments will maintain or expand our user base or that our user base will successfully drive our revenue growth. If we fail to leverage our user base to promote games or other Internet value-added services or to attract paying advertising customers, our business, results of operations and growth prospects could be seriously harmed.

We generate a substantial and fast-growing portion of our revenues from online advertising. If we fail to retain existing customers or attract new customers for our online advertising services, our business, results of operations and growth prospects could be seriously harmed.

In the three years ended December 31, 2010, 2011 and 2012, online advertising services accounted for 67.3%, 73.3% and 67.3% of our total revenues, respectively. Our online advertising customers include, among others, third-party websites who pay us for displaying their links on our 360 Personal Start-up Page  and other platform products , and search engines who pay us fees for generating search queries from our 360 browsers and 360 Personal Start-up Page. Additionally, with the launch of our own search engine in 2012 and our offering of search advertising services on our search engine in the beginning of the 2013, we expect to derive revenues from search advertising services in the future. Our online advertising customers may not continue to do business with us if their investments do not generate sales leads and ultimately revenues. If we fail to retain existing customers or attract new customers for our online advertising services, our business, results of operations and growth prospects could be seriously harmed.

Legal proceedings or allegations of impropriety against us or our management could have a material adverse impact on our reputation, results of operation, financial condition and liquidity.

From time to time, we have been, and may be in the future, subject to lawsuits or allegations brought by our competitors, individuals or other entities against us or our management, including claims of unfair, unethical, fraudulent or otherwise inappropriate business practices. Certain key members of our management team have also been in the past alleged to have committed wrongdoings in their current and/or prior business affiliations.  Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong doing by any key member of our management team could harm our reputation and user base and distract our management from day-to-day operations of our company. We are currently involved in several lawsuits in PRC courts where our competitors instituted proceedings or asserted counterclaims against us or we instituted proceedings or asserted counterclaims against our competitors relating to anti-trust issues, unfair competition and defamation. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.” We cannot assure you that we or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. In 2010, 2011 and 2012, we did not record any contingent liabilities relating to pending litigation. However, when we record or revise our estimates of contingent liabilities in the future, the amount of our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against our competitors may not be successful or favorable to us. These litigations and allegations may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and the number of our paying customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s and the board of directors’ attention from operating our business. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows, as well as the trading price of our ADSs.

Our dependence on a limited number of customers for a substantial portion of our online advertising revenues may cause significant fluctuations or declines in our revenues.

We depend on a limited number of customers for a substantial portion of our online advertising revenues.  Revenues from our top five online advertising customers comprised 35.1%, 27.9% and 21.3% of our total revenues in 2010, 2011 and 2012, respectively. We enter into non-exclusive, short-term agreements with our online advertising customers which are typically renewed on a quarterly or annual basis.  We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

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

We face significant competition from Internet security product and service providers and PRC-based Internet companies. The competitive standing of an Internet security market player in China largely depends on the technological reputation of its brand, the size of its user base, its technological expertise, the effectiveness of its security software as well as its business model. We compete in the Internet security market with other anti-virus companies such as Beijing Kingsoft Security Software Co., Ltd., and Beijing Rising Information Technology Co., Ltd. We also compete with PRC-based Internet companies that, like us, build Internet platforms to offer value-added services and online advertising services. Our primary competitor in this market is Tencent Holdings Limited, the largest Internet company in China in terms of revenue. In December 2012, Tencent’s QQ instant message software, had an active user penetration rate in China of 93.6%, while our security products had an active user penetration rate in China of 94.2%, according to iResearch. Additionally, in August 2012, we launched our general search service. Our primary competitors in the search services market are Baidu Inc. and Sohu.com Inc. According to iResearch, in December 2012, Baidu and Sohu’s Sogou search engine had 81.9% and 4.4%, respectively, of the PRC search traffic in terms of search page views, compared to 9.8% for our search engine. See “Item 4. Information on the Company — B. Business Overview — Competition” for description of our principal competitors in each of our product and services categories. Some of our competitors have significantly greater financial resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more intensely for users and customers, investing more heavily in research and development and making strategic acquisitions. If any of our competitors provides better Internet products and services than we do, our user base and user traffic could decline significantly. Any such decline could weaken our brand, result in losing users and customers and have a material adverse effect on our results of operations.

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

As two of the largest providers of user-end software in China, we and Tencent may from time to time compete for users. On November 3, 2010, Tencent issued a letter to users of Tencent QQ, Tencent’s popular instant message software, announcing its decision to disable the widely used Tencent QQ on computers that had installed our security products, effectively requiring users to either stop using Tencent QQ or uninstall our Internet security products. As a result, a significant number of users stopped using Tencent QQ, or our Internet security products, or both. Due to the large number of Internet users that were affected, this incident was extensively reported in the media and attracted government scrutiny. On November 21, 2010, the Ministry of Industry and Information Technology, or the MIIT, ordered that Tencent and we end the dispute, apologize to affected users and ensure the compatibility of products concerned. We lost some users in the first several days of this dispute before our user base quickly returned to its prior level. Since then, the MIIT has increased its regulation of competition in the Internet industry, including “Certain Provisions on the Regulation of Internet Information Service,” effective March 2012, which prevents software companies that cause product incompatibility from competing in market.  However, our competitors may continue to make their products incompatible with ours or direct and/or induce their users to not use our products, which may reduce our market share, negatively affect our brand and reputation and materially and adversely affect our business, results of operations or financial condition.

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

Historically, we have developed our user base primarily by word-of-mouth and incurred limited brand promotion expenses. We began enhancing marketing and brand promotion efforts in early 2010. However, we cannot assure you that our marketing and brand promotion activities in the future will achieve the expected brand promotion effect. If we fail to maintain and further promote the “360” brand or our reputation, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected. In addition, historically there has been negative publicity about our company, our products and services and certain key members of our management team. Since 2011, Citron Research, Anonymous Analytics and certain other short-selling organizations and individuals have issued a series of reports which portrayed our business and financial position in a negative light.  Additionally, in recent years, certain of our competitors have also made accusations and negative remarks against us in the news media. Although we have vigorously rebutted the key points of these reports and remarks, they still generated significant negative publicity for our company. We cannot assure you that there will not be additional negative publicity of the similar nature in the future. Any such negative publicity, regardless of its veracity, could harm our brand image and reputation and in turn adversely affect our business, operating results and the trading price of our ADSs.

The success of our Internet value-added services depends on our ability to accommodate user demand and source suitable third-party products and services.

We have derived, and expect to continue to derive, a substantial portion of our revenues from our Internet value-added services, such as offering games developed by third parties. The success of our Internet value-added services depends on our ability to respond adequately and timely to accommodate our users’ demand for such value-added services and source suitable third-party products and services on reasonable terms. If we are unable to continue to offer a variety of suitable value-added services that attract users and generate revenue, our financial condition and operating results may be materially adversely affected.

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

We have significantly expanded our operations in recent years. Since our inception in 2005, we have expanded our product offering into a comprehensive suite of PRC and mobile Internet products and services and have rapidly established a leading position in the PRC Internet market. We expect this expansion to continue as we grow our user and customer base and explore new opportunities. To manage the further expansion of our business and growth of our operations and personnel, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our growing employee base. In addition, we must maintain and expand our relationships with other websites, Internet companies and other third parties. Our current and future personnel, systems, procedures and controls may not be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

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

We have a limited operating history under our current business model upon which you can evaluate the viability and sustainability of our business. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries such as the Internet security industry in China. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Internet security market in China;

•	continue to offer new and innovative products and services to attract and retain a larger user base;

•	attract additional customers and increase spending per customer;

•	increase awareness of our brand and continue to enhance user and customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	manage risks and uncertainties associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business;

•	attract, retain and motivate qualified personnel; and

•	upgrade our technology and infrastructure to support increased traffic and expanded offerings of products and services.

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

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights and brands. We have registered our “Qihoo” and “Qihu” brands and our “360” logo with relevant government authorities in China, the United States and Japan and have pending applications for the “Qihoo” and “Qihu” brands and the “360” logo with relevant government authorities in the European Union. Notwithstanding the above, most of our intellectual property rights and brands are subject to protection under PRC laws. The protection of intellectual property rights and brands in China may not be as effective as those in the United States or other countries. The steps we have taken may be inadequate to prevent the misappropriation of our technology or unauthorized use of our brands. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without compensating us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that are comparable to or better than ours, which could harm our business and competitive position. From time to time, we may have to enforce our intellectual property rights and brands through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

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

Our management, including our chief executive officer and chief financial officers, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. Based on its assessment, our management concluded that, as of the end of our most recent fiscal year, December 31, 2012, our internal control over financial reporting was effective. However, our failure to discover and address any material weaknesses or control deficiencies in the future could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

The PRC government restricts foreign investment in Internet businesses. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Related to Our Business —Telecommunications Regulations.” Accordingly, we conduct our business activities in China through a series of contractual arrangements with two of our consolidated variable interest entities, or VIEs, namely Beijing Qihu Technology Company Limited, or Beijing Qihu, and Beijing Star World Technology Co., Ltd., or Beijing Star World. We also entered into similar contractual arrangements with eleven other VIEs that do not have significant business operations as of the date of this annual report. See “Item 4. Information on the Company — C. Organizational Structure.” These contractual arrangements enable us to (i) have power to direct the activities that most significantly affect the economic performance of Beijing Qihu and Beijng Star World and their subsidiaries, (ii) receive substantially all of the economic benefits from these VIEs and subsidiaries in consideration for the services provided by our wholly owned subsidiary in China and (iii) have an exclusive option to purchase all or part of the equity interests in these VIEs, when and to the extent permitted by PRC law or request any existing shareholder of the VIEs to transfer all or part of the equity interests in these VIEs to another PRC person or entity designated by us at any time in our discretion. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements among Qizhi Software, the VIEs and the Respective Shareholders of the VIEs.”

We believe our existing corporate structure is in compliance with existing PRC laws and regulations and the contractual arrangements among our wholly-owned subsidiaries and our VIEs in China are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If the PRC government determines that our ownership structure, our contractual arrangements with our consolidated affiliated entities and their shareholders or our businesses are in violation of any existing or future PRC laws or regulations, it may revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers or take other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and our results of operations. If any of these penalties results in our inability to direct the activities of our VIEs and their subsidiaries that most significantly impact their economic performance or our failure to receive the economic benefits from VIEs and their subsidiaries, we may not be able to consolidate our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

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

Under our equity pledge agreements with our VIEs and their registered shareholders, these registered shareholders have pledged all of their respective equity interests in the VIEs to us. The purpose of such pledges is to secure the performance of the VIEs’ obligations under the various VIE agreements, including the business operation agreements and technology development agreements. According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is not deemed to be validly created without registration with the relevant local administration for industry and commerce. Ten of our VIEs have completed the pledge registration. We are applying to register and update the equity pledges by the shareholders of our three other VIEs with the relevant offices of the administration for industry and commerce. Although under PRC laws and regulations, the administration for industry and commerce should register a pledge immediately upon receiving a complete application, the registration process could take longer in practice. If the equity pledges are not successfully registered, they would not be deemed as validly created security interests under the PRC Property Rights Law. If our VIEs breached their obligations under the agreements with us, there is a risk that we may not be able to successfully enforce the pledges if the equity pledge agreements have not been registered with the relevant administration for industry and commerce.

The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business.

The registered shareholders of our VIEs are also our shareholders, directors, officers or employees. For example, Mr. Hongyi Zhou, our chairman and chief executive Officer, owned 17.7% of our outstanding ordinary shares and 37.8% of our voting interest as of December 31, 2012 and is one of the registered shareholders of Beijing 3G3W Science & Technology Co., Ltd., a consolidated variable interest entity. In addition, Mr. Xiangdong Qi, our director and president, owned 9.5% of our outstanding ordinary shares and 18.9% of voting interest as of December 31, 2012 and is one of the registered shareholders of Beijing Qihu Technology Co., Ltd., a consolidated variable interest entity. Conflicts of interest may arise between these shareholders’ duties to us and our VIEs. If such conflicts arise, these shareholders may not act in our best interests and such conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause our VIEs to breach or refuse to renew their existing contractual arrangements that allow us to exercise effective control over them and to receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our VIEs may encounter in their capacity as beneficial owners of the VIEs, on one hand, and as our shareholders, directors, officers or employees on the other hand. The laws of the Cayman Islands provide that directors of a company owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If certain shareholders of our VIEs do not comply with their fiduciary duties to us as our designated directors, or if we cannot resolve any conflicts of interest or disputes between us and such shareholders or any future beneficial owners of our VIEs, we would have to rely on legal proceedings to remedy the situation, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

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

In addition, we have an online lottery business. Under the Tentative Administrative Measures on Internet Lottery Sale promulgated by the PRC Ministry of Finance on September 26, 2010, a license is required for conducting online lottery business. Moreover, on January 18, 2012, the Implementation Rules of the Lottery Administration Regulations, or the Lottery Implementation Rules, were jointly issued by the PRC Ministry of Finance, the Civil Affairs Bureau and the State General Administration of Sport, became effective as of March 1, 2012 and explicitly stipulate that the welfare lotteries and sports lotteries sold without the Ministry of Finance’s approval and the Lottery Issuing Authority’s and Lottery Sales Office’s commission may be categorized as illegal lotteries. Therefore, in addition to Ministry of Finance’s approval, the Lottery Implementation Rules further request the lottery sales agency to obtain proper authorization from the Lottery Issuing Authority and the Lottery Sales Office to conduct lottery business. In December 2012, the Ministry of Finance issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013. These new measures expressly allow Internet lottery sales. However, there are no associated implementation rules. As these measures and rules are newly released, we currently do not hold such a license, and our online lottery business may be suspended by relevant governmental authorities. We plan to apply for this license if we are required to do so under newly issued rules or regulations or by relevant government authorities. However, if we fail to obtain this license if and when we are required to do so, we may be subject to regulatory penalties for lack of such license, our reputation may be harmed and our business may be adversely affected.

If any of our games business activities is deemed to be in violation of law, we may have to cease or modify our game operations, which could have a material and adverse effect on our business and results of operations.

All games currently offered by our platform are licensed by, and operated with, third-party game developers. Although we have obtained licenses which we believe are sufficient for our game offerings, the MIIT or other competent government authorities may interpret existing or promulgate and implement new laws, regulations or policies that may require us to cease or modify our games business in order to avoid violation of any PRC laws or regulations. Any such modification to our games business may result in disruption of our business, diversion of management attention and the incurrence of substantial costs. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Our Business—Games and Virtual Currency.” In addition, we have applied for and requested our game business partners to obtain and maintain all necessary licenses. However, we cannot assure you that we or all of our business partners have obtained or updated all necessary licenses, permits or registrations with relevant governmental authorities. If we or any of such business partners fails to do so, we may not continue to operate the affected games, which may adversely affect our business and results of operations.

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

Implementation of laws and regulations relating to data privacy in China could adversely affect our business.

Certain data and services collected, provided or used by us or provided to and used by us or our users are currently subject to regulation in certain jurisdictions, including China. The PRC Constitution states that PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such basic rights, and the PRC Contract Law prohibits contracting parties from disclosing or misusing the trade secrets of the other party. Further, companies or their employees who illegally trade or disclose customer data may face criminal charges. Although the definition and scope of “privacy” and “trade secret” remain relatively ambiguous under PRC law, growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to national and local regulations that could increase our expenses.

On December 28, 2012, the Standing Committee of the National People’ s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet content providers, or ICPs, must expressly inform their users of the purpose, manner and scope of thecollection and use of users’ personal information by Internet information services providers, or ICPs, publish the ICPs’ standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential users’ personal information that ICPs collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance, which could have a material adverse effect on our financial condition and operating results.

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

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen Circular 142, on November 9, 2011 the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. On June 20, 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Between June 20, 2010 and December 31, 2012, the RMB appreciated by approximately 9.1% against the U.S. dollar.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly-owned PRC subsidiaries to fund any cash and financing requirements we may have. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, Qizhi Software, Tianjin Qisi Technology Co., Ltd., or Tianjin Qisi, and Qifei Xiangyi (Beijing) Software Co., Ltd., or Qifei Xiangyi, may pay dividends in foreign currency to us without pre-approval from SAFE. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. With the prior approval from SAFE, cash generated from the operations of our PRC subsidiary may be used to pay off debt they owe to entities outside China in a currency other than the Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Under Circular 7, PRC residents who participate in an employee stock option plan in an overseas publicly-listed company are required to register with SAFE or its local office and complete certain other procedures. A PRC agent, which could be the PRC subsidiary of such overseas publicly-listed company, is required to retain a financial institution with stock brokerage qualification at the listing place or a qualified institution relating to the exercise or sale of share options.  We and our PRC employees, directors and senior management who receive share options became subject to these regulations upon our initial public offering in the United States. Our 2006 Employee Share Option Scheme, 2006 Employee Share Vesting Scheme and 2011 Share Incentive Plan have been filed with and approved by SAFE. However, if we or our PRC optionees fail to comply with these regulations or any of our future share incentive plans are not filed with or approved by SAFE, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

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

Pursuant to the New EIT Law, enterprises that previously enjoyed preferential treatments of low tax rates will be subject to the new enterprise income tax rate of 25% after a five-year transitional period. Moreover, tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiry of the prescribed period. Our operating subsidiary, Qizhi Software, our VIE, Beijing Qihu and Beijing Star World Technology Co., Ltd, or Beijing Star World, receive preferential tax treatment in the PRC as “high and new technology enterprises.” Our operating subsidiary, Tianjin Qisi, receives preferential tax treatment in the PRC as “software enterprise.” As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Qizhi Software was entitled to an exemption from the 15% reduced EIT tax rate in 2008 and a 50% reduction in the 15% reduced EIT tax rate in 2009 and 2010.  Qizhi Software received a renewal of its “high and new technology enterprises” status in October 2011 and was entitled to a reduced EIT rate of 15% for 2011 and 2012.  Beijing Qihu was entitled to a reduced EIT rate of 15% for 2010 and 2011. Beijing Qihu received a renewal of its “high and new technology enterprises” status in July 2012 and and was entitled to a reduced EIT rate of 15% for 2012. Beijing Star World received its “high and new technology enterprises” status in November 2011 and was entitled to a reduced EIT rate of 15% for 2011 and 2012. Tianjin Qisi is entitled to “two-year exemption plus three-year half taxation rate” commencing from its first profitable year, and began to enjoy the first year of its tax exemption from 2012. On April 21, 2010, the State Administration of Taxation issued Circular 157, which seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, we understood that if a high and new technology enterprise was in a tax holiday period where it was entitled to a 50% reduction in the tax rate, and it was also entitled to the 15% preferential tax rate, it would be entitled to pay tax at a rate of 7.5%. Circular 157 appears on its face to have the effect that such an entity is entitled to pay taxes at either the lower of 15% or 50% of the standard PRC tax rate. Circular 157 is newly issued and the tax authorities may differ in explaining the rules, and there might be a risk that the competent tax authority may later decide that Qizhi Software was not eligible for a 7.5% discounted tax rate and that a 12.5% preferential tax rate was instead applicable. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such preferential tax treatments will increase our income tax expenses and in turn decrease our net income.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008 and was amended in 2012. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Furthermore, the New Contract Labor Law requires certain terminations to be based upon seniority and not the merits of employees. As a result, the New Labor Contract Law could increase our operating expenses and limit our ability to significantly change or decrease our workforce.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may be volatile.

The market price of our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on March 30, 2011, the trading price of our ADSs have ranged from $13.71 to $36.21 per ADS, and the last reported trading price on April 18, 2013 was $31.82 per ADS.

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

Additional sales of our Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2012, we had 184,157,097 ordinary shares outstanding, including 123,472,524 Class A ordinary shares and 60,684,573 Class B ordinary shares. The majority of our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act.

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

We have a dual-class voting structure such that our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in April 2011. As of December 31, 2012, Global Village Associates Limited, or Global Village, a holder of our ordinary shares controlled by Mr. Hongyi Zhou, our chairman and chief executive officer, held 32,228,158 Class B ordinary shares. Young Vision Company Limited, or Young Vision, a holder of our ordinary shares controlled by Mr. Xiangdong Qi, our director and president, held 15,823,344 Class B ordinary shares. Sinor Honor Limited, or Sinor Honor, a holder of our ordinary shares controlled by Mr. Shu Cao, our chief engineer, held 2,080,362 Class B ordinary shares. Sequoia Capital China I, L.P. and its affiliates held 9,919,461 Class B ordinary shares. As of December 31, 2012, we had a total of 123,472,524 Class A ordinary shares and 60,684,573 Class B ordinary shares outstanding. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible to Class B ordinary shares under any circumstances. Upon any sale, pledge, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of shares, as of December 31, 2012, Mr. Hongyi Zhou, Mr. Xiangdong Qi, Mr. Shu Cao, Sequoia and certain of our executive officers and investors holding Class B ordinary shares collectively owned approximately 71% of the voting power of our outstanding ordinary shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

We were incorporated in the Cayman Islands as an exempted limited liability company on June 9, 2005. On December 31, 2010, we changed our name from Qihoo Technology Company Limited to Qihoo 360 Technology Co. Ltd. We conduct our business operations in China through our wholly-owned subsidiaries and affiliated entities. We formed a wholly-owned subsidiary, Qizhi Software, one of our primary operating entities, in China in December 2005, and another wholly-owned subsidiary, Tianjin Qisi Technology Co. Ltd., another operating entity, in China in September 2011. In August 2012, we formed our third wholly-owned subsidiary in China, Qifei Xiangyi.

On March 30, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “QIHU.” In April 2011, we completed our initial public offering of our ADSs.

Our principal executive offices are located at 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China. Our telephone number is (+86-10) 5878-1000 and our fax number is (+86-10) 5682-2000. Our registered address in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

For information regarding our principal capital expenditures, see “Item 4. Information on the Company — D. Property, Plants and Equipment.”

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website address is www.360.cn . Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401.

B.	Business Overview

Overview

We are a leading Internet company in China. In December 2012, we had 456 million monthly active users of our PC-based products and services, representing a user penetration rate among all Chinese PC Internet users of 96.5% in China, according to iResearch.

Recognizing security as a fundamental need of Internet and mobile users, we offer comprehensive high-quality Internet and mobile security products free of charge. As a result, we have amassed a large and loyal user base, which we monetize primarily through offering different forms of online marketing and Internet value-added services.

We are the No. 1 provider of Internet and mobile security products in China as measured by user base, according to iReseach. In December 2012, we had 445 million monthly active PC Internet security product users, representing a user penetration rate of 94.2% in China, according to iResearch. Our core Internet and mobile security products include:

•	360 Safe Guard and 360 Anti-virus, the No. 1 and No. 2 PC Internet security products in China, with 418 million and 379 million monthly active users in December 2012, respectively, according to iResearch; and

•	360 Mobile Safe, the No. 1 mobile security product in China, was used by over 200 million smartphone users in China as of December 2012. 360 Mobile Safe had an approximately 70% share of the mobile security market as of December 2012, according to iResearch.

On top of our core layer of Internet and mobile security product offerings, we have further developed various platform products to meet a full spectrum of security related needs of Internet users and create trusted access points to the Internet. Our platform products include:

•	360 browsers, which together had 310 million monthly active users and a user penetration rate of 65.6% in China in December 2012, according to iResearch. The user penetration rate for 360 browsers is second only to Microsoft Internet Explorer in China. We also offer 360 mobile browsers for smartphone users in China.

•	360 Personal Start-up Page, the default homepage of 360 browsers and a key access point to popular Internet services and applications, had 91 million average daily unique visitors and generated 450 million average daily clicks in the fourth quarter of 2012.

•	360 Search, a search engine using our proprietary search engine technology and the default search engine of our 360 browsers. It is also accessible at www.so.com. According to iResearch, 360 Search had a market share of 9.8% in PRC search traffic in terms of search page views in December 2012.

•	360 Mobile Assistant, a key Internet access point for smartphone users to browse, search, download and install applications to access mobile Internet. Since its launch in late 2011, it has become one of the most popular mobile app platforms in China.

Our products and services are supported by our cloud-based security technology, which we believe is one of the most advanced and robust technologies in the Internet security industry. Our cloud-based security technology enables us to continuously update and enhance our capabilities to detect Internet security threats on a real-time basis. By utilizing this cloud architecture, we believe we are able to offer superior performance through reduced usage of user computing resources, particularly in comparison to traditional Internet security products. As the effectiveness of our cloud-based security technology increases with the size of our user cloud, growth of our user base enhances our capabilities of detecting new Internet security threats, which in turn helps us to attract even more users.

Leveraging our large user base, we are developing open platforms on which third-party Internet product and service providers, such as game developers, e-commerce websites and software and application developers, offer their products and services. These open platforms allow us to effectively monetize our large user base through online advertising and revenue sharing arrangements with third parties. For example, our open platform for games enables our users to use their 360 accounts to access more than 110 games provided by over 80 developers. Our open platforms enable our users to securely access a wide variety of products and services, which in turn enhances our users’ experience and loyalty and further grows our user base.

We have been able to leverage our large user base and our strong brand recognition to grow our paying customer and user base. We generate revenues primarily through offering the following services:

•	Online advertising. We offer advertising services by providing marketing opportunities on 360 Personal Start-up Page and other platform products to our advertising customers. We also offer search referral services to search engine companies, although revenue from search referral services has diminished since we launched our own search engine in August 2012. In 2013, we started to offer search advertising services to our customers. We generally offer online advertising services to our customers on a pay-for-performance basis.

•	Internet value-added services. We offer games developed by third parties to users and generate revenue through sharing of in-game item sales with game developers. We also provide remote technical support and other Internet value-added services to users, although our remote technical support services have been offered for free since May 2012 in order to enhance customer experience.

We have grown significantly since we commenced operations in 2005. Our revenue increased from $57.7 million in 2010 to $167.9 million in 2011 and $329.0 million in 2012. We first became profitable in 2009. Our net income increased from $8.5 million in 2010 to $15.6 million in 2011 and $46.7 million in 2012.

Products and Services

Core Security Products

Our two core Internet security products are 360 Safe Guard and 360 Anti-Virus.

360 Safe Guard is our flagship Internet security product and a one-stop solution for Internet security and system optimization. 360 Anti-Virus is an anti-virus application that uses multiple scan engines to protect our users’ computers against all kinds of malware, including traditional viruses, and may operate without Internet connection. These applications protect our users’ computers against Trojans, viruses, worms, adware and other forms of malware.

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

In December 2012, according to iResearch, 360 Safe Guard ranked first among all PC Internet security products in China with 418 million monthly active users and a user penetration rate of 88.5% in China, and 360 Anti-Virus ranked second only to 360 Safe Guard among all PC Internet security products in China and first among all anti-virus products in China, with 379 million monthly active users and a user penetration rate of 80.2% in China.

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

During on-demand scans on and real-time protection of our users’ computers, our cloud-based anti-malware submits the unique digital fingerprints of files and web pages from a user’s computer to our cloud query engines for malware detection. Our cloud query engines compare these fingerprints against our server-side blacklist and whitelist for matches before sending match results to the client side. Any file that matches our blacklist is immediately removed, quarantined or dealt with based on the user’s instructions, while a non-match to our whitelist is presumed to be suspicious and further analyzed by our other technologies.

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

The effectiveness of cloud-based anti-malware depends primarily on the size of the user cloud and the amount of information that it provides. With over 400 million users reporting new and potential threats, our user community contributes to its own protection.

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

360 Mobile Safe.. 360 Mobile Safe was launched in November 2009 and is a security program for the Google Android, Apple iOS and Nokia Symbian smartphone operating systems. It scans for malware using our cloud-based security technology, blocks spam text messages, filters incoming phone calls based on user-input blacklists and whitelists, optimizes phone performance and speed and encrypts data for privacy protection in the event that the phone is lost or stolen. As of December 2012, 360 Mobile Safe had the largest share of China’s mobile security market, with approximately 70%, according to iResearch.

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

Platform Products

360 Browsers.     Our 360 browsers, such as 360 Safe Browser and 360 Speed Browser, are based on dual-core technologies and provide our users with a fast and secure browsing experience. According to iResearch, in December 2012, 360 browsers had monthly active users of 310 million and user penetration rate of 65.6% in China. We also offer 360 Mobile Browser for the iOS and Android operating systems.

Our 360 browsers can automatically block malicious websites, identify them among search results and scan files downloaded through the browser for security threats. Our 360 browsers also offer a “private browsing” option to allow users to surf the Internet anonymously without leaving historical access records. Furthermore, in addition to the traditional browser function of rendering web pages, our 360 browsers serve as an entrance for Internet related services, which we believe leads to greater user loyalty. For example, the microblog reminder function promptly notifies our users of new comments to and new followers of their microblogs, enabling them to better utilize social networking applications. In addition, 360 browsers’ online bookmark folders allow users to store their bookmarks in the cloud and access the bookmarks at any time in any location on PC and mobile devices with their 360 accounts.  Also, 360 browsers offer password manager to help users easily access multiple personal accounts on different online services through a secure cloud-based system. Through these additional features, we have been able to increase our users’ reliance on and loyalty to our products and services.

We also offer 360 Mobile Browser for the iOS and Android operating systems. Our 360 mobile browsers’ cloud-based web page rendering may reduce up to 90% of data traffic, which helps to optimize speed and user experience.  Using 360 accounts, users can seamless synchroniz e bookmarks and personal settings between the Android, the iOS and PC platforms.

360 Personal Start-up Page.     Launched in 2009, 360 Personal Start-up Page serves as user’s start-up page aggregating popular and preferred web services and applications. As the default home page of our 360 browsers, 360 Personal Start-up Page allows users to access and utilize popular web applications from a convenient site. Eventually, it will also automatically customize the contents and design based on users’ preference and habit. In the fourth quarter of 2012, 360 Personal Start-up Page had 91 million average daily unique visitors and generated 450 million average daily clicks.

360 Search. In August 2012, we launched 360 Search, a search engine using our proprietary search technology and the default search engine of our 360 browsers. 360 Search is accessible at www.so.com. According to iResearch, 360 Search had a market share of 9.8% in PRC search traffic in terms of search page views in December 2012.

360 Mobile Assistant.     360 Mobile Assistant allows users to browse, search and obtain various mobile applications for mobile devices, and through these applications access mobile Internet on a secure and user-friendly platform. We have established strong relationships with software and application developers to provide a large number of mobile applications on 360 Mobile Assistant. A substaintial majority of 360 Mobile Assistant users use the Android operating system.

Online Advertising

We utilize our extensive user traffic to offer online advertising services, including online marketing services and search referral services.

We offer online marketing services by providing links to our advertising customers’ websites or online applications on our platform products. We charge fees to our customers on a cost over a time period or cost for performance basis.  Under both models, fees are directly or indirectly determined based on the effectiveness of our advertising links, which is typically measured by active users, clicks, transactions and other actions originated from our 360 Personal Start-up Page. Additionally, under both models, fees are determined based on the industry of the customer and the location of the advertising link.

We also offer search referral services to search engine companies. Our 360 browsers and their default home page, 360 Personal Start-up Page, contain search boxes that may direct search traffic to search engines. These search engine companies pay us a pre-determined fee for each search originated from search boxes in our 360 browsers and 360 Personal Start-up Page. Google has historically been our primary search referral service customer. Since the launch of 360 Search, our proprietary search engine, in August 2012, revenues from search referral services have become insignificant. Additionally, in October 2012, we and Google mutually agreed to terminate the search referral contract entered between us, and we have not generated search referral revenues from Google since then.

In the beginning of 2013, we started to offer advertising services on our search engine, through both internal monetization systems and a newly formed partnership with Google. We did not generate search advertising revenues in 2012.

Internet Value-added Services

We offer Internet value-added services, including operating games developed by third parties and providing remote technical support and other Internet value-added services to users.

We operate third-party developed games on our game platform. We provide game players a safe and convenient gaming environment.  Our game portfolio includes web games, client-based games and mobile games. Users can access and play these games directly through our game platform. As of December 31, 2012, we offered over 110 games and had over 60 million registered users on our game platform.  We share revenues from game operations with game developers pursuant to the terms of our cooperation agreements.

We also serve as an agent for providing online distribution services and payment collection services, such as online lottery distribution, payment collection for mobile charges, and distribution and payment collection of e-books, on behalf of third parties. We generally charge commission as a percentage of the gross proceeds or collection amount. We provide payment collection services mainly through third-party professional payment and settlement institutions.

Additionally, we offered fee-based remote technical support services prior to May 2012. When users encountered security issues, they could request our staff to provide live technical assistance and remote troubleshooting for a service fee on a per-case basis. We also provided monthly and annual subscriptions for this service. In order to enchance customer experience, we have offered remote technical support services for free since May 2012.

Our Technology

Cloud-based Technologies

We have developed leading cloud-based security technology, cloud computing technology and cloud storage technology.

Our cloud-based security technology is composed of three parts: a cloud-based database of blacklisted and whitelisted program files, the automatic scanning and analysis of potential malware and malicious websites and 360 security software installed on users’ computers. It compares the unique digital fingerprint of a program file to a blacklist of confirmed malware and malicious websites and whitelist of confirmed safe program files stored on our central servers. The blacklist and whitelist are updated by information retrieved from and submitted by our user cloud on a real-time basis. In December 2012, we scanned and analyzed an average of over 50 million suspicious file samples per day. Our blacklist contains over 1.5 billion malware samples, and our whitelist contains nearly 70 million safe program files.

We believe our cloud computing technology is one of the most advanced proprietary server-side cloud computing technologies in the Internet and mobile security industry. It combines the strengths of our large-scale parallel computing technology, our mass data storage technology, our high performance inquiry and search engine technology and our QVM malware detection technology.

Our cloud storage system is based on our unique segmentation redundancy technology, which enables us to restore a file with limited redundant data and greatly improves the storage reliability and security for our users’ data. We possess know-how to customize servers to store greater amounts of data with lower power consumption. In addition, we have developed software for users to implement our cloud storage and data backup and restore technology, which supports automatic incremental backup of users’ designated files while ensuring the safety and confidentiality of such files. Our cloud-based storage system also supports multi-device cross platform synchronization and real-time sharing. It has already become an integrated part of our 360 browsers and other key products.

Dual-core Browser

Our 360 browsers integrate Trident, the core browser technology of Microsoft’s Internet Explorer and Webkit, the open-source core browser technology of Google Chrome, and automatically switch between these two core technologies seamlessly to provide our users with an optimized browsing experience. Webkit increases the speed of opening web pages, while Trident improves the compatibility of our 360 browsers with online banking and video display web pages. We have also developed technologies to minimize the memory usage of our 360 browsers to prevent decreases in performance after long periods of use, and isolate individual web page crashes to prevent browser deadlocks when visiting certain pages. Our 360 browsers also incorporate multiple security features, including the Microsoft DEP/NX exploit protection mechanism, anonymous browsing and the functions of 360 WebShield and sandbox technology. Our 360 browsers also fully support HTML5, and achieved one of the highest benchmark scores in HTML5 testing among mainstream browsers in the market, according to www.html5test.com.

Qihoo Search Engine Technology

Qihoo search engine technology consists of our proprietary search technologies, including a scalable spider system for crawling web pages, a scalable parallel computing platform for processing and analyzing web pages, a massive data storage platform, a high-performance indexing system and a high-performance query engine technology. Core components of Qihoo search engine technology are also used in our cloud-based security system to augment our ability to screen massive amounts of program files and Internet content and quickly identify threats.

Web Page Analysis Techniques enable our search engine to analyze the structure and contents of web pages, and to extract valuable information from massive data flow on web pages. High performance artificial intelligence algorithms will then pick up the information and automatically categorize web pages based on content, style and structure.

Anti-Spam Techniques enable our search engine to identify various spam pages, malicious pages, phishing pages, invalid pages and pages with inappropriate content by analyzing their structure, content, traffic patterns, hyperlink data and visiting logs. These techniques help our search engine determine which pages should be included into the index based on quality and popularity.

Web Crawling Techniques enable our search engine to identify high-quality web pages from a massive set of page addresses and to efficiently crawl the pages by deploying a large scale distributed processing system and applying data mining algorithms and other high performance data processing algorithms. We also develop multiple mode crawling systems that can adaptively crawl the newest web pages with very small latency and refresh indices with high frequency, thus enhancing overall crawling efficiency.

Web Page Ranking Techniques enable our search engine to present search results with rank orders that reflect content relevency. The techniques incorporate a weighted average scoring system on page analysis, a traditional page ranking system on page popularity and a feedback collecting system on page accuracy.

Natural Language Processing Techniques enable our search engine to accurately analyze, understand, and predict users’ search queries, therefore reducing the need for keyboard entry and lowering the bar for search usage in a multi-language and multi-cultural setting. The techniques include word segmentation for both English and Chinese, query auto-completion, automatic spelling correction and relevant query suggestion.

Qihoo Computational Advertising Technology

Our Qihoo Computational Advertising Platform - ClickEyes, provides targeted advertising services for hundreds of millions of Internet users every day, including search advertising services and targeted display advertising services for our Personal Startup Pages. Our key computational advertising technologies includes:

Auction System. Our auction system is a web-based general second-price auction system through which advertisers can upload their creative and bid on separate keywords or bid words. The system automatically provides highly relevant advertisements based on the search keywords or browsed pages of users. Our advertising ranking system evaluates context relevance, the weight of advertising websites, click-through rates, keyword bids, as well as filtering criteria and other factors before ultimately displaying advertisements to the users. Our system determines a minimum reserve price for each keyword with a dynamic mechanism.

Anti-fraud Techniques. Our anti-fraud techniques use a statistical machine learning-based approach to implement a click anti-fraud mechnism, which ensures the click validity of our advertisers. The system can identify and filter invalid or fraudulent clicks based on IP, click distribution, cookies and other factors to ensure the integrity our advertising system.

Search Advertising Delivery System. Our search advertising delivery system uses a query analysis model to analyze search users’ demand and use machine learning tools to implement advertising rankings before eventually presenting to users. The system also automatically optimizes advertisement placement based on user click feedback.

Display Advertising Delivery System. Our display advertising delivery system analyzes the contents that user searched or visited through natural language processing technology and automatically identifies users’ immediate preferences. The system then combines users’ short-term preferences with their long-term needs through a machine learning mechanism to deliver the targeted display advertisements to users.

Mobile Security Technology

Our mobile security products are based on our cloud technologies, providing various security solutions in secure communication, system optimization, privacy protection and anti-spam. As of December 2012, our flagship mobile security product, 360 Mobile Safe, had more than 200 million smartphone users and over 70% share of smartphone security market. Our mobile security products cover various mobile operating systems, including Android, iOS and Symbian.

Anti-Spam Technology. Based on intelligent analysis of behaviors of common communication spam, including SMS spam and coldcall/robocall spam, we have built a cloud-based spam blacklist. 360 Mobile Safe utilize the blacklist to identify and block potential spam with high efficiency and low power consumption. The technology also allows mobile users to report new spam to our cloud on a realtime basis, benefiting our entire user base immediately. In 2012, 360 Mobile Safe blocked 71.2 billion spam SMSs and 35.2 billion spam calls.

Encryption and Privacy Protection Technology. 360 Mobile Safe uses an high-strength cryptographic algorithm to encrypt user-specified private data, such as call logs, address books, images, video and audio clips and other files. Users can backup their data to our password-protected cloud storage services, and retrieve the data to any mobile device when needed. The technology also enables users to block unauthorized access to their private information, such as location, address book, SMSs and call details, by third part apps.

Anti-Theft Technology. Through the remote control command, our anti-theft technology can locate registered devices and triggers these devices to ring loud alarm tones to help users find the devices. The technology also enables users to lock lost devices remotely and erase all data in the devices to prevent breach of privacy.

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

360 Sandbox Technology

360 Sandbox Technology is a security system to provide users with protection in different processing environments, including online shopping, searches, downloads, content streaming, removable disk installation and email services. Our two proprietary proactive defense technologies, 360 HIPS and the sandbox technology, enable this system to intelligently monitor the user’s behaviors and actions and provide relevant protection through a pre-determined algorithm.  If a computing process is deemed to be suspicious, the user will be notified and such process will be isolated in a virtual environment where malicious actions can be performed without actual consequence to the user’s computer.

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

Product Development

To maintain and enhance our leadership position in the Internet industry, we will continue to invest in product development to enhance and increase our product offerings. Our primary product development goals are to develop security products, cloud-based services, search engine related products, mobile Internet products and other Internet products and services and strengthen our products and services and enhance user experience. We also aim to focus our product development efforts on expanding our other Internet-based product offerings.

As of December 31, 2012, our product development team consisted of 2,434 development and technical staff members, approximately 71.7% of whom held bachelor’s or more advanced degrees.

Our internally developed technologies include our cloud-based security system, QVM, 360 HIPS, Qihoo search engine technology, cloud storage and other technologies. See “— Our Technology.”

Our product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets. Product development expenses represented 42.5%, 38.7% and 47.5% of total revenues for each of the three years ended December 31, 2010, 2011 and 2012, respectively.

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

Customers

Our customers primarily comprise companies using our online advertising services, most of whom are third-party websites who place links on our platform products (such as our 360 Personal Start-up Page) and search engines that pay us search referral fees for generating search traffic from platform products.

In 2010, 2011 and 2012, we had 210, 350 and 860 customers that used our online advertising services. Our five largest customers accounted for approximately 35.1%, 27.9% and 21.3% of our total revenues for the three years ended December 31, 2010, 2011 and 2012, respectively.

Game Developers

We operate third-party developed games on our game platform and generate revenue from selling in-game currencies online which are used by game players to purchase virtual items in these games.  We collect payments from game players in connection with the sale of in-game currencies and remit certain agreed-upon percentages of the proceeds to the game developers.

Revenues derived from our five largest game developers in aggregate accounted for approximately 18.0%, 13.5% and 15.4% of our total revenues for the three years ended December 31, 2010, 2011 and 2012, respectively.

Suppliers

Our suppliers are primarily providers of servers, network equipment and bandwidth that we need to maintain our network infrastructure and operations. Our suppliers of servers, network equipment and office computers are all from China and primarily include Huawei, Lenovo, Dell and other system integration suppliers. Under our framework agreements with those suppliers, we purchase servers, network equipment and office computers based on our requirements for each purchase order. The framework agreements typically last for one year, and certain of these agreements are automatically renewable for additional one-year terms unless terminated by either party. Our primary Internet data center, or IDC, suppliers include China Telecom, China Unicom and China Mobile. Under our agreements with IDC service providers, we lease server racks and bandwidth and the providers guarantee that the error rate, which is defined as accumulated failure time per month, will not exceed a very limited duration per calendar month. The agreements typically last for one year, some of which are automatically renewable for additional one-year terms unless terminated by either party.

Our largest supplier accounted for approximately 9.4%, 14.8% and 29.5% of our total purchases for the three years ended December 31, 2010, 2011 and 2012, respectively. Our five largest suppliers in aggregate accounted for approximately 34.5%, 43.4% and 56.2% of our total purchases for each of the three years ended December 31, 2010, 2011 and 2012, respectively.

Sales and Marketing

We have historically relied primarily on “word-of-mouth” from our large user base as a sales and marketing tool for our products and services. Trust and reliance by over 450 million users is a key driver for the growth of our business, as potential new users hearing positive feedback from their friends and colleagues are more likely to try our products and services, which in turn enhances our “360” brand. Our public relations strategy has historically been focused on events related to our products and services, such as the launch of a new product or service, the update of existing products and services and awards and certifications we received for our products and services. Since the fourth quarter of 2012, we have also made significant sales and marketing efforts to promote our products through industry participants in distribution channels, such as increasing our cooperation other software companies.

Since 2010, we have conducted advertising campaigns to reach a large number of potential users and customers. We also cooperate with mobile operators to promote our mobile security products.  While we will continue to control our sales and marketing expenses in the future by focusing on advertisements that we believe will provide significant benefits to our user base and brand recognition, we expect to use more external sales and marketing channels to promote our brand, products and services as we expand our offerings.

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

As of December 31, 2012, we had 168 registered trademarks in China and 21 registered trademarks outside of China, and held registered copyrights to 183 software programs covering almost all of our products. As of December 31, 2012, we had 1,291 pending patent applications and had received 11 authorized patents from various governmental authorities.

We have registered the domain name “360.cn” with China Internet Network Information Center. In addition, we have registered 224 domain names with various domain name registration services as of December 31, 2012.

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

According to iResearch, in December 2012, we had 445 million monthly active users of our PC-based products and services, representing a user penetration rate among all Chinese PC Internet users of 94.2% in China. We believe that our technological know-how, large user base and established reputation in the Internet security market provide us with significant competitive advantages.

We also compete with PRC-based Internet companies that build Internet platforms to offer similar value-added and online advertising services as we do. Our primary competitor in this market is Tencent, the largest Internet company in China in terms of revenue. In December 2012, Tencent’s QQ instant messaging software had an active user penetration rate in China of 93.6%, according to iResearch.

Additionally, in August 2012, we launched our general search service. Our primary competitors in the search services market are Baidu Inc. and Sohu.com Inc. According to iResearch, in December 2012, Baidu and Sohu’s Sogou search engine had 81.9% and 4.4%, respectively, of the PRC search traffic in terms of search page views, compared to 9.8% for our search engine.

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

In July 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the FITE Regulations. According to the MIIT Notice, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business licenses. Under the MIIT Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications license to foreign investors in any form, nor may they provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China.

On September 28, 2009, the PRC General Administration of Press and Publishing, or the GAPP, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP notice. The GAPP notice provides that foreign investors are not permitted to invest in online game operation businesses in China through wholly foreign-owned entities, Sino-foreign equity joint ventures or cooperative joint venture investments and prohibits foreign investors from gaining control over or becoming domestic online game operators through indirect ways such as establishing other joint venture companies or contractual or technical arrangements. There are still substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the MIIT circular and the GAPP notice.

Internet Content Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, as amended in 2011. According to the Internet Measures, commercial operators of Internet information services in China must obtain a value-added telecommunications license, or ICP license, from the relevant government authorities.

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

The PRC laws do not prohibit ICPs from collecting and analyzing person information of their users. The PRC government, however, has the power and authority to order ICPs to submit personal information of an Internet user if such user posts any prohibited content or engages in illegal activities on the Internet. However, PRC criminal law prohibits companies and their employees from illegally trading or disclosing customer data obtained through the course of their business operations.

In addition, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that ICPs must not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. ICPs may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP may use User Personal Information only for the stated purposes under the ICPs’ scope of services. ICPs are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. Furthermore, on December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that ICPs must expressly inform their users of the purpose, manner and scope of the ICPs’ collection and use of users’ personal information, publish the ICPs’ standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential users’ personal information that ICPs collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss.

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

Software Products

According to the PRC Regulation of Computer Information System Security and the Administrative Measures on Inspection and Sales License of Security Products for Computer Information System, sale of security products for computer information system, including hardware and software products, requires approval and a sales license before their distribution. A new sales license is required if an approved security product has any functional changes.

On March 5, 2009, MIIT issued the Administrative Measures on Software Products, or the Software Measures, to regulate software products and promote the development of the PRC software industry. The Software Measures provide for a registration and filing system for software products both made in China and imported from overseas and require registration of all software products with the competent local government authorities in charge of software industry administration. Registered software products may enjoy certain preferential treatments granted by relevant software industry regulations. Software developers or producers may sell or license their registered software products directly or through distributors. Each registration is valid for five years and renewable upon expiration.

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

Notice 35 issued by the State Commission Office for Public Sector Reform on September 7, 2009 interprets the responsibilities of relevant governmental authorities on the administration and supervision of the animation, online game and culture market. Notice 35 provides that the GAPP shall be responsible for reviewing a online game before its publication on the Internet and the MOC shall administer and supervise published online games.

Furthermore, the Provisional Measures for the Administration of Online Games, or the Online Game Measures, strengthens the MOC’s supervision of the development, production, online operation and issuance of online games and virtual currency. A company shall obtain the online culture operating permit in order to conduct online game operation and issuance and transaction of virtual currency. Such permit is valid for three years and renewable before its expiration. The Online Game Measures sets out detailed restrictions on online game operations, such as examination and filing of the games’ content, installment of anti-fatigue system and implementation of real-name registration. In addition, based on the Online Game Measures, the virtual currency issued by a online game operator could be only used to exchange such operator’s online game products.

On February 15, 2007, the MOC, the People’s Bank of China and other relevant government authorities jointly issued the Notice on Internet Cafes. The Notice on Internet Cafes authorizes the People’s Bank of China to strengthen the administration of virtual currency in online games in order to avoid any adverse impact on the economy and financial system. This notice strictly limits the total amount of virtual currency that a online game operator can issue and an individual game player can purchase. It also distinguishes virtual transactions from real transactions through electronic commerce and that specifies virtual currency should only be used to purchase virtual items.

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

As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced.

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

The Rules of Protection on Information Network Dissemination Rights address copyright issues relating to the Internet. In addition, on December 17, 2012, the Supreme People's Court promulgated the Provisions on Several Issues Concerning the Application of Law for Trial of Civil Dispute Cases Involving Infringement of the Right to Network Dissemination of Information, or the Network Dissemination of Information Provision, which stipulate that the dissemination by network users or network service providers of works, performance or audio or video recordings without the permission of the holder of the rights to such dissemination will constitute infringement of such rights, and that network service providers that aid or abet network users’ infringement of the rights of another to network dissemination of any works or recordings may be liable for such network users’ infringing activities.

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

On August 29, 2008, SAFE promulgated Circular 142, which regulates the purposes for which foreign-invested companies may convert foreign currency into RMB. The notice requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Violations of Circular 142 can result in severe penalties, including heavy fines. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular No. 59, which tightens the regulation over settlement of net proceeds from overseas offerings like our initial public offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. In addition, to strengthen Circular 142, on November 9, 2011 the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party.

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

Under Circular 7, PRC residents who participate in an employee stock option plan in an overseas publicly-listed company are required to register with SAFE or its local office and complete certain other procedures. A PRC agent, which could be the PRC subsidiary of such overseas publicly-listed company, is required to retain a financial institution with stock brokerage qualification at the listing place or a qualified institution to handle matters relating to the exercise or sale of share options. We and our PRC employees, directors and senior management who receive share options will be subject to these regulations when we are listed in the United States. Our 2006 employee share option scheme, 2006 Employee Share Vesting Scheme and 2011 Share Incentive Plan have been filed with and approved by SAFE.  However, if we or our PRC optionees fail to comply with these regulations or any of our future share incentive plans are not filed with or approved by SAFE, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

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

Labor Laws

The principal labor laws and regulations in the PRC include the PRC Labor Law, the PRC Labor Contract Law, the Implementation Rules of the PRC Labor Contract Law, the PRC Social Insurance Law, the Work-related Injury Insurance Regulations, the Interim Provisions on Registration of Social Insurance and the Interim Regulations on the Collection and Payment of Social Insurance Fees. Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must enter into written labor contracts with full-time employees in order to establish an employment relationship.

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

The following chart illustrates our corporate structure, including our principal operating subsidiaries, consolidated affiliated entities and our ownership structure as of the date of this annual report:

Qihoo 360 Technology Co. Ltd.
(Cayman Islands)
100%
100%
100%
100%
360 International Development Co. Limited(Hong Kong)
Qihu 360 Software Co. Limited (Hong Kong)
Qiji International Development Limited(Hong Kong)
Qifei International Development Co. Limited (Hong Kong)
100%
100%
100%
Qizhi Software(Beijing) Co., Ltd.
Tianjin Qisi Technology Co., Ltd.
Qifei Xiangyi(Beijing)Software Co., Ltd.
30%
70%
Beijing Qichuang Yousheng Keji Co., Ltd.
Beijing Qihu Technology Co., Ltd. (PRC)
Beijing Star World Technology Co., Ltd. (PRC)
Eleven Other VIEs (PRC)
Contractual arrangements consisting of Equity disposition agreements, loan agreements, equity pledge agreements, business operation agreements, technology development agreements and power of attorney

The following table sets forth the details of our subsidiaries as of the date of this annual report:

Name	Country of Incorporation	Ownership Interest
Qizhi Software (Beijing) Co., Ltd.	China	100%
Tianjin Qisi Technology Co., Ltd.	China	100%
Qifei Xiangyi (Beijing) Software Co., Ltd.	China	100%
Beijing Qichuang Yousheng Keji Co., Ltd.	China	100%
Qiji International Development Limited	Hong Kong	100%
360 International Development Co. Limited	Hong Kong	100%
Qifei International Development Co. Limited	Hong Kong	100%
Qihu 360 Software Co. Limited	Hong Kong	100%

D.	Property, Plant and Equipment

Our principal executive offices are located at Building No. 2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China.  In August 2012, we entered into definitive agreements to purchase these new office premises with an area of approximately 69,205 square meters in Chaoyang District, Beijing, China for total cash consideration of RMB1.4 billion ($222.2 million). As of the date of this annual report, we have paid approximately $122.4 million of this consideration. At the end of 2012, approximately 36,483 square meters of these new office premises were in use. We also lease approximately 10,000 square meters of office space in Beijing and other cities in China.

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

Overview

We are a leading Internet company in China as measured by user base. As of December 2012, we had 456 million monthly active users of our PC-based products, representing a user penetration rate of 96.5% among all Chinese PC Internet users, according to iResearch.

We are also the No. 1 provider of PC and mobile Internet security products in China as measured by user base. As of December 2012, we had 445 million monthly active PC Internet security product users, representing a user penetration rate of 94.2% in China, according to iResearch. Additionally, as of December 2012, we had 207 million users using our key smartphone security product, 360 Mobile Safe. We offer all of our PC and mobile Internet security products free of charge and generate revenue primarily through offering the following services:

•	Online advertising. We offer advertising services by providing marketing opportunities on 360 Personal Start-up Page and other platform products to our advertising customers. We generally offer online advertising services to our customers on a pay-for-performance basis.

We charge customers advertising fees for providing links to their websites or online applications on our 360 Personal Start-up Page and other platform products. We charge fees to our customers on a cost over a time period or cost for performance basis. Under both models, fees are directly or indirectly determined based on the effectiveness of our advertising links, which is typically measured by active users, clicks, transactions and other actions originated from our 360 Personal Start-up Page. Additionally, under both models, fees are determined based on the industry of the customer and the location of the advertising link.

Our 360 browsers and their default home page, 360 Personal Start-up Page, also contain default search boxes that direct search traffic to search engines. These search engine companies pay us a pre-determined fee for each search referral originated from the search boxes in our 360 browsers and 360 Personal Start-up Page. Google has historically been our primary search referral service customer. Since the launch of 360 Search, revenues from search referral services have become insignificant. In October 2012, we and Google mutually agreed to terminate the search referral contract entered between us, and we have not generated search referral revenues from Google since then.

•	Internet value-added services. We offer games developed by third parties to users and generate revenue through sharing of in-game item sales with game developers. We also provide remote technical support and other Internet value-added services to users, although our remote technical support services have been offered for free since May 2012 in order to enhance customer experience.

•	Other services. On an ad-hoc project basis, we also offer IT outsourcing and systems integration services to enterprise customers. This is not our core business and its contribution to our revenues is insignificant.

In addition, we have historically generated revenue through selling anti-virus software developed by third parties. We significantly decreased our sales of third-party anti-virus software since the fourth quarter of 2009, as we began to offer 360 Anti-Virus to users free of charge. Revenues from sales of third-party anti-virus software have continued to decrease through 2012, and we do not expect to generate additional revenue from this business going forward.

We have grown significantly since we commenced operations in 2005. Monthly active users of our PC-based products increased from 290 million in December 2010 to 402 million in December 2011 and 456 million in December 2012. Our revenue increased from $57.7 million in 2010 to $167.9 million in 2011 and $329.0 million in 2012. We first became profitable in 2009. Our net income increased from $8.5 million in 2010 to $15.6 million in 2011 and $46.7 million in 2012.

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

Pricing and revenue sharing

We charge fees to our customers on a cost over a time period or cost for performance basis.  Under both models, fees are determined based on the effectiveness of our advertising links, which is typically measured by active users, clicks, transactions and other actions originated from our 360 Personal Start-up Page.  Additionally, under both models, fees are determined based on the industry of the customer and the location of the advertising link. We charge search engines a pre-determined fee for each search originated from our websites and platform products. In both cases, we have been able to increase our fee rates as our advertising platform becomes more effective as measured by the increase in Internet traffic or transactions that we are able to originate. However, our ability to increase fee rates is limited by the competitive landscape and subject to acceptance by our customers. As our online games and software sales business are based on revenue sharing arrangements with third-party developers, our revenue depends in part on our percentage share of the revenues we generate.

Revenue mix

Our revenues and costs of revenues are affected by changes in our revenue mix. In 2008 and 2009, we generated a substantial portion of our revenues from sales of third-party anti-virus software. In the second half of 2009, we started offering 360 Anti-Virus to users free of charge as we adopted the business model of offering free Internet and mobile security products to build up a large and loyal user base and generating revenues through providing Internet services, including online advertising and Internet value-added services. In the fourth quarter of 2009, we significantly decreased sales of third-party anti-virus software and focused on providing online advertising and Internet value-added services. Revenues from online advertising increased from 67.3% in 2010 to 73.3% in 2011, but decreased to 67.3% in 2012, and revenues from Internet value-added services increased from 25.7% in 2010 to 26.0% in 2011 and 31.4% in 2012. As we further expand our business, our revenue mix may continue to change, which may affect our results of operations for future periods.

Product development

In order to attract and retain users, we have invested significant resources in developing security products, cloud-based services, search engine-related products, mobile Internet products and other Internet products and services so as to develop and strengthen our products and services and enhance user experience. In 2010, 2011 and 2012, our product development expenses were $24.5 million, $65.0 million and $156.3 million, respectively, representing 42.5%, 38.7% and 47.5% of our revenues in the corresponding periods. We expect our product development expenses to continue to increase as we endeavor to develop attractive products and services that enable users to enjoy a more secure and a higher quality Internet experience.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Revenues

Our revenues increased by 191.1% from $57.7 million in 2010 to $167.9 million in 2011 and by 96.0% from $167.9 million in 2011 to $329.0 million in 2012. The following table sets forth our revenues by source both in absolute amounts and as percentages of total revenues for the periods indicated:

	Year Ended December 31,
	2010	%	2011	%	2012	%
	($ in thousands, except percentages)
Revenues:
Internet services	53,790	93.3	166,961	99.5	328,882	100.0
Online advertising	38,826	67.3	123,048	73.3	221,488	67.3
Internet value-added services	14,774	25.7	43,567	26.0	103,316	31.4
Other services	190	0.3	346	0.2	4,078	1.3
Sales of third-party anti-virus software	3,875	6.7	890	0.5	150	0.0
	57,665	100.0	167,851	100.0	329,032	100.0

Revenues from Internet Services.  Our revenues from Internet services comprise revenues from online advertising, revenues from Internet value-added services and revenues from other services.

Online Advertising.

We generate online advertising revenue primarily through monetization of user traffic on our web properties. We generally offer online advertising services to our customers on a pay-for-performance basis.

The most significant factors that directly or indirectly affect our online advertising revenues are:

•	the number of our users and customers;
•	the number of activities initiated on our websites and our partners’ websites;
•	the rate at which users click on sponsored links and search results;
•	the competitiveness of bidding for sponsored links and keywords by customers;
•	the total online marketing budgets of our customers; and
•	the total number of sponsored links and advertisements displayed on our online properties.

In 2012, customers of our online advertising business primarily consisted of third-party websites that placed links on our platform products (such as our 360 Personal Start-up Page) and search engines that paid us search referral fees for generating search traffic to them from our platform products.

A substantial majority of our online advertising business in 2012 was derived from advertising links on 360 Personal Start-up Page and its subpages. Pricing for those advertising links was based on several primary factors: pricing model, customer industry and link location.

In 2012, we had two general pricing models for advertising links: cost over a time period and cost for performance. Under both models, fees are directly or indirectly determined based on the effectiveness of our advertising links, which is typically measured by active users, clicks, transactions and other actions originated from our 360 Personal Start-up Page.

Pricing for our advertising links is also affected by the industry of each customer. For example, links to e-commerce websites can directly lead to sales of products and revenue to the customer. In contrast, links to video-sharing websites typically increase site traffic and brand awareness, but do not directly lead to revenue-generating transactions for the customer. As such, the pricing of these links may differ materially. In addition, the intensity of competition within certain industries affects the prices that customers are willing to pay for our advertising links and in turn, our pricing power.

The location of the advertising link is another factor in determining its price. For example, a link on the front page of our 360 Personal Start-up Page leading directly to a customer’s site may lead to both revenue-generating transactions and additional effects such as the increase of brand awareness, and therefore have a relatively higher price, while a link on one of our subpages that directs mainly to specific products carried by a customer may have a relatively lower price. Additionally, a link displayed in a more prominent position will have a higher price than a link displayed in a less noticeable position on the same page.

The interaction of these three factors affects the final pricing for each advertising link that we sell. As such, the differences in link pricing do not directly or linearly correlate with the clicks generated from those links. Links may be sold under different pricing models to customers in different industries. Even fees for links sold under the same cost over a time period model will still differ substantially based on the location of the links on our 360 Personal Start-up Page and its subpages and the industry to which the customers belong.

The increase in the effectiveness of our advertising links along with the growth of our user base has in turn increased our number of customers and the revenues we generate from each customer.

For search referral, we charge a pre-determined fee for each search query that we originate to the third party search engines, up to a pre-determined limit in certain cases. Our fee may be renegotiated if the number of referred searches exceeds the agreed limit. Our agreements with the search engines usually have a term of one year and are renewable upon both parties’ written agreement. Google was historically the biggest contributor to our search referral revenues. In October 2012, we and an affiliate of Google mutually terminated our search referral agreement due to the launch of our own general search engine. Since the termination of this agreement revenues from search referrals have become insignificant.

In August 2012, we launched our general search service, and in the beginning of 2013, we started to offer advertising services on our search engine, through both internal monetization systems and a newly formed partnership with Google.

Internet Value-added Services.   Our Internet value-added services include offering games developed by third parties, providing remote technical support and other Internet value-added services to users.

We operate third-party developed games on our game platform. We provide game players a safe and convenient gaming environment.  Our game portfolio includes web games, client-based games and mobile games. Users can access and play these games directly through our game platform. As of December 31, 2012, we offered over 110 games and had over 60 million registered users on our game platform.  We share revenues from game operations with game developers pursuant to the terms of our cooperation agreements.

A substantial majority of playing users on our game platform are casual players who play the games on a “free” basis. Typically, only a small percentage of playing users will purchase in-game virtual items in order to advance to higher stages. We refer to these users as the “paying users.” As such, total number of paying users is a key driver for our game revenue growth. In December 2012, monthly web game paying users on our game open platform was 238,124, compared with 109,096 in December 2011.

As of the end of 2012, there were over 110 games on our game platform, compared with 70 at the end of 2011. Each game’s revenue contribution differs materially. In 2012, the most popular games each generated approximately 2% to 4% of our total revenues, while the least popular ones each generated less than 0.1% of our total revenue. A significant majority of the games on our game platform has shorter life cycles than traditional MMORPGs, and as such top games on our game platform tend to change from period to period. The top ten games contributed approximately 55% of total game revenues in 2012, compared with 58% in 2011. In 2012, the range of the estimated active lives of web games on our game platform was approximately from 3 months to 28 months. We define a game’s active life as from the time it is launched to the time its monthly revenue drops to 15% or less of its peak monthly revenue. As we add additional types of games to our game platform, such as micro-client games and mobile games, such “active lives” of games may become less relevant to our game operations because different types of games may have drastically different life cycles and monetization patterns. A longer or shorter “active lives” does not necessarily mean bigger or smaller revenue contribution.

Additionally, we offered fee-based remote technical support services prior to May 2012. When users encountered security issues, they could request our staff to provide live technical assistance and remote troubleshooting for a service fee on a per-case basis. We also provided monthly and annual subscriptions for this service. In order to enhance customer experience, we have offered remote technical support services for free since May 2012.

We also serve as an agent for providing online distribution services and payment collection services, such as online lottery distribution, payment collection for mobile charges, and distribution and payment collection of e-books, on behalf of third parties. We generally charge commission as a percentage of the gross proceeds or collection amount. We provide payment collection services mainly through third-party professional payment and settlement institutions.

Other Services

We also generate an insignificant amount of revenue from other ad-hoc services, such as IT outsourcing and system integration services to enterprise customers.

Revenues from Sales of Third-party Anti-virus Software

We have historically generated revenue through selling anti-virus software developed by third parties. We significantly decreased our sales of third-party anti-virus software since the fourth quarter of 2009, as we began to offer 360 Anti-Virus to users free of charge. Revenues from sales of third-party anti-virus software have continued to decrease through 2012, and we do not expect to generate additional revenue from this business going forward.

Cost of Revenues and Operating Expenses

The following table sets forth the cost of revenues and operating expenses, both in absolute amounts and as percentages of total revenues for the periods indicated:

	Year Ended December 31,
	2010	%	2011	%	2012	%
	($ in thousands, except percentages)
Revenues:	57,665	100.0	167,851	100.0	329,032	100.0
Cost of revenues:
Internet services	5,566	9.7	18,680	11. 2	32,762	10.0
Sales of third-party anti-virus software	1,185	2.0	238	0.1	40	0.0
Total cost of revenues	6,751	11.7	18,918	11.3	32,802	10.0
Operating expenses
Selling and marketing	12,603	21.8	46,836	27.9	58,178	17.7
General and administrative	5,051	8.8	19,054	11.4	34,295	10.4
Product development	24,505	42.5	64,962	38.7	156,269	47.5
Impairment loss on intangible assets	-	-	87	0.0	1,348	0.4
Total operating expenses	42,159	73.1	130,939	78.0	250,090	76.0

Cost of Revenues

Cost of revenues consists of cost of Internet services and cost of sales of third-party anti-virus software.

Cost of Internet services primarily consist of business tax, value-added tax and related surcharges, payment collection costs, costs of bandwidth and utilities, depreciation of equipment and other costs. Our Internet services are subject to PRC business tax, value-added tax and related surcharges on our revenue. We expect our business tax, value-added tax and related surcharges will continue to increase in line with increases in our revenues. Payment collection costs in connection with Internet services represent the fees that we pay to providers of mobile payment and online banking services for processing payments from our users. Other costs incurred in connection with Internet services primarily comprise salaries and benefits for service operation personnel and authorization fees for the operation of third-party games.

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

Our product development expenses relate to the research, development and strengthening of our security products, cloud-based services, search engine related products, mobile Internet products and other Internet products and service. Our product development expenses primarily consist of salaries and benefits, including share-based compensation expenses, of our product development personnel, costs of bandwidth and utilities, license and technical service fees, depreciation of equipment and amortization of acquired intangible assets. We expect product development expenses to continue to increase as we continue to develop and enhance products and develop technologies related to the Internet, such as browser and mobile Internet technologies.

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	($ in thousands)
Share-based compensation expenses included in:
Cost of revenues	—	16	4
Selling and marketing	524	31,455	21,260
General and administrative	337	4,549	8,365
Product development	3,145	11,969	20,976
Total	4,006	47,989	50,605

We expect to continue to grant share options and nonvested shares under our share incentive plans and incur further share-based compensation expenses in future periods.

Acquisitions and Investments

We made a total of $15.9 million and $24.8 million in investments in small to middle sized Internet companies whose businesses complement our business in 2011 and 2012, respectively.

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

Online Advertising

We provide links to third-party websites or online applications on its platform products (such as Personal Start-up Page). We have two general pricing models for advertising links: cost over a time period and cost for performance basis. Under both models, we charge fees to our customers directly or indirectly determined based on the effectiveness of advertising links, which is typically measured by active users, clicks, transactions and other actions originated from the 360 Personal Start-up Page. Additionally, fees are determined based on the industry of the customer and the location of the advertising link. For advertising contracts that are charged on the cost over a time period basis, we recognize revenue ratably over the period the advertising is provided. For contracts that are charged on the cost for performance basis, the revenue is estimated by us based on our internal data, which is confirmed with the respective customers.

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

We occasionally engage in nonmonetary transactions to allow certain third parties to bundle our security products with their software products, or to grant third parties the right to provide links to our products on their websites in exchange for more downloads of our products. We recognize revenues and expenses at fair value from a nonmonetary transaction only if the fair value of the services exchanged in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar services from customers unrelated to the counterparty in the nonmonetary transaction. In 2010, we engaged in certain nonmonetary transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these nonmonetary transactions were recognized. In 2011, we engaged in one nonmonetary transaction for which the fair value was determinable. No such transactions were recognized in 2012.

Internet Value-added Services

Our Internet value-added services include offering games developed by third parties and providing remote technical support and other Internet value-added services to our users.

Games. We provide game services and generate revenue from selling in-game currency online which will later be used by game players to purchase virtual items in games. Our game portfolio includes web games, client-based games and mobile games. All of the games are developed by third-party game developers and can be accessed and played by game players directly through our game platform. We primarily view the game developers to be our customers and consider our responsibility under our agreements with the game developers to be promotion of the game developers’ games. We collect payments from game players in connection with the sale of in-game currencies and remit certain agreed-upon percentages of the proceeds to the game developers. Net revenue from the sale of in-game currencies is deferred until the estimated consumption date, (i.e. the estimated date that virtual items are sold within the game), which is typically within a short period of time after purchase of the in-game currency. Purchases of in-game currencies are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game is insignificant. To date, we have never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game.

Game revenue recognition involves certain management judgments, such as determination of who is the principal in providing game services to our users and estimating the consumption date of in-game currencies. We concluded that game developers are the principals based on the fact that the games are primarily hosted on the game developers’ servers and such developers are responsible for the maintenance of the games and determination of the prices of the virtual items used in the games. Therefore, we report such revenue on a net basis. In addition, we estimate the in-game currency consumption date based on the consumption behavior of the game players for each reporting period. The amount and timing of our game revenues could be materially different for any period if management made different judgments or utilized different estimates.

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

Consolidation of Variable Interest Entities

PRC regulations currently limit direct foreign ownership of business entities providing Internet services in China, where certain licenses are required for the provision of such services. To comply with these PRC regulations, we conduct a substantial majority of our business through our VIEs and their subsidiaries. Qizhi Software, our wholly-owned PRC subsidiary, holds the power to direct the activities of the VIEs that most significantly affect our economic performance and bears the economic risks and receives the economic benefits of the VIEs through a series of contractual agreements with the VIEs and/or their nominee shareholders, including:

•	business operation agreements;
•	technology consulting and services agreements;
•	equity disposition agreements;
•	loan agreements;
•	equity pledge agreements;
•	powers of attorney; and
•	spousal consent letters.

We believe these contractual agreements are currently legally enforceable under PRC law and regulations. More specifically, we believe the terms of the equity disposition agreement gives us substantive kick-out rights so that we can have the power to control the VIEs' nominee shareholders and thus the power to direct the activities that most significantly impact the VIEs' economic performance. Through these contractual agreements, we believe that the nominee shareholders of the VIEs do not have direct or indirect ability to make decisions regarding the activities of the VIEs that could have a significant impact on the economic performance of the VIEs because all of the voting rights of the VIEs’ nominee shareholders have been contractually transferred to Qizhi Software. More specifically, we believe the terms of the equity disposition agreement gives us substsantive kick-out rights so that we can have the power to control the VIEs’ nominee shareholders. Therefore, we have effective control over the VIEs. In addition, we believe that our ability to exercise effective control, together with the technology consulting and services agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the VIEs. Hence, we believe that the nominee shareholders of the VIEs do not have the rights to receive the expected residual returns of those VIEs, as such rights have been transferred to Qizhi Software. Therefore, we evaluated the rights we obtained through entering into these contractual agreements and concluded we have the power to direct the activities that most significantly affect the VIEs’ economic performance and also have the rights to receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, we are the primary beneficiary of the VIEs and have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements since the later of the date of acquisition and incorporation.

We believe that the possibilities are remote that any oversight or regulatory bodies in China would question the enforceability of Qizhi Software's contractual arrangements with the VIEs pursuant to the current PRC laws. The shareholders of the VIEs are also our shareholders and therefore have no current interest in acting contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their shareholdings in our Company, their interests may diverge from our interests, which may increase the risk that they would act contrary to the contractual arrangements, such as causing the VIEs to not pay service fees under the contractual arrangements when required to do so. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Corporate Structure – In order to comply with PRC laws and regulations limiting foreign ownership of Internet businesses, we conduct our Internet businesses through our consolidated affiliated entities in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected” and “- Risks Related to Our Corporate Structure – The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business.”

Goodwill

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

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for the Company) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In September 2011, the Financial Accounting Standards Board, or the FASB, issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company adopted this pronouncement since 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. We have one reporting unit and have determined to perform the annual impairment test on December 31 of each year. In 2012, we first assessed the qualitative factors to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount and concluded that it was not necessary for us to proceed to step one of the two-step goodwill impairment test.

As of December 31, 2010, 2011 and 2012, our fair value was substantially in excess of the carrying value of our only reporting. We did not realize any impairment loss on goodwill during the years ended December 31, 2010, 2011 and 2012.

Intangible Assets with Indefinite Lives

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test compares the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates and market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quotes from third party.

Our management performs impairment assessment on intangible assets with indefinite lives on December 31 of each year or when events or changes in circumstances indicate that the assets might be impaired. Our management used the discounted cash flow method to estimate the fair value of intangible assets with indefinite lives. During the years ended December 31, 2010, 2011 and 2012, we recognized nil, nil and $197,000 of impairment losses, respectively, on our intangible assets with indefinite lives.

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

Estimates of fair value involve a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. Our judgments in determining an estimate of fair value can materially impact our results of operations. We base these valuations on information available as of the impairment review date and on expectations and assumptions that management deems reasonable. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charges. During the years ended December 31, 2010, 2011 and 2012, we recognized nil, $87,000 and $1,151,000 of impairment losses, respectively, on our intangible assets with definite lives.

Equity Method Investments

Investee companies over which we have the ability to exercise significant influence, but do not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of these investee companies based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. Certain of our equity method investments experience a deteriorating financial position and performance and we do not expect them to generate any positive future cash flows. Accordingly, we accrued an impairment charge of nil, $0.2 million and $1.5 million in 2010, 2011 and 2012, respectively, on these equity method investments based on their fair value which would be minimal.

Cost Method Investments

For investee companies over which we do not have significant influence and a controlling interest, we carry the investment at cost and recognize as income for any dividend received from distribution of the investee’s earnings.

We review our cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of our cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. The Company estimated the fair value of these investee companies based on discounted cash flow approach. Factors we consider in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and our intent and ability to hold such investment. As a result of the assessment process for our cost method investments, we recognized impairment charge of nil, $0.7 million and $0.8 million in 2010, 2011 and 2012, respectively.

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

Based on the information currently available, we were unable to make a reasonable estimate of any liability because of the uncertainty related to the outcome and the amount or range of loss. Accordingly, we did not accrue any provision for these contingencies as of December 31, 2011 and 2012.

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

The fair values of our option awards were estimated on the date of grant using the Black-Scholes and binomial option pricing model using the following assumptions:

	2010	2011	2012
Weighted average risk-free interest rate	3.31% - 3.73%	2.74% - 3.88%	2.83% - 3.35%
Weighted average expected term (number of years)	5.15 - 5.30	5.40 - 6.35	6.35
Weighted average expected volatility	62.7% - 63.64%	43.10% - 57.70%	46.98% - 74%
Weighted average expected dividend yield	—	—	—

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

Before April 1, 2011 (the closing date of our initial public offering), the estimated fair value of the ordinary shares underlying our options as of the respective grant dates was determined based on a retrospective valuation.  When estimating the fair value of the ordinary shares on the grant dates, our management has considered a number of factors, including the result of a third-party appraisal and our equity transactions, while taking into account standard valuation methods and the achievement of certain events.  We also determined of the fair value of our ordinary shares with the assistance of an independent valuation firm. After April 1, 2011, the fair value of our ordinary shares is determined from the closing sales price of our ADSs as quoted on the New York Stock Exchange.

Because we do not maintain an internal market for our shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business.

Newly Adopted Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this annual report for recently issued accounting standards that we believe may have implications on our consolidated financial statements for future periods.

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

Hong Kong

Our wholly-owned subsidiaries in Hong Kong, 360 International, Qifei International and Qiji International, are subject to the uniform tax rate of 16.5% in Hong Kong for the year ended December 31, 2012 Under the Hong Kong tax laws, 360 International, Qifei International, Qiji International and Qihu 360 Software Co. Limited, another Hong Kong subsidiary formed in January 2013, are exempted from the Hong Kong income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Pursuant to the New EIT Law, enterprises that previously enjoyed preferential treatments of low tax rates will be subject to the new enterprise income tax rate of 25% after a five-year transitional period. Moreover, tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiration of the prescribed period. One of our operating subsidiaries, Qizhi Software, and our VIEs, Beijing Qihu and Beijing Star World, receive preferential tax treatment in the PRC as “high and new technology enterprises.” Another one of our operating subsidiaries, Tianjin Qisi, receives preferential tax treatment in the PRC as a “software enterprise.” As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Qizhi Software was entitled to an exemption from the 15% reduced EIT tax rate in 2008 and a 50% reduction in the 15% reduced EIT tax rate in 2009 and 2010.  Qizhi Software received a renewal of its “high and new technology enterprises” status in October 2011 and was entitled to a reduced EIT rate of 15% for 2011 and 2012.  Beijing Qihu was entitled to a reduced EIT rate of 15% for 2009, 2010 and 2011. Beijing Qihu received a renewal of its “high and new technology enterprises” status in July 2012 and was entitled to a reduced EIT rate of 15% for 2012. Beijing Star World received its “high and new technology enterprises” status in November 2011 and was entitled to a reduced EIT rate of 15% for 2011 and 2012. Tianjin Qisi received its “software enterprise” status in March 2011 and was entitled to the preferential tax treatment of "2-year exemption plus 3-year half rate” starting from 2012, which was its first profit-making year for EIT purposes.

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

	Year Ended December 31,
	2010	Percentage of Revenues	2011	Percentage of Revenues	2012	Percentage of Revenues
	($ in thousands, except percentages)

Revenues:
Internet services
Online advertising	38,826	67.3%	123,048	73.3%	221,488	67.3%
Internet value-added services	14,774	25.7%	43,567	26.0%	103,316	31.4%
Other services	190	0.3%	346	0.2%	4,078	1.3%
Total	53,790	93.3%	166,961	99.5%	328,882	100.0%
Sale of third party anti-virus software	3,875	6.7%	890	0.5%	150	0.0%
Total revenues	57,665	100.0%	167,851	100.0%	329,032	100.0%

Cost of revenues:
Internet services	5,566	9.7%	18,680	11.2%	32,762	10.0%
Sale of third party anti-virus software	1,185	2.0%	238	0.1%	40	0.0%
Total cost of revenues	6,751	11.7%	18,918	11.3%	32,802	10.0%

Subsidy income	266	0.4%	151	0.1%	2,570	0.8%
Operating expenses:
Selling and marketing	12,603	21.8%	46,836	27.9%	58,178	17.7%
General and administrative	5,051	8.8%	19,054	11.4%	34,295	10.4%
Product development	24,505	42.5%	64,962	38.7%	156,269	47.5%
Impairment loss on intangible assets	—	0.0%	87	0.0%	1,348	0.4%
Total operating expenses	42,159	73.1%	130,939	78.0%	250,090	76.0%

Income from operations	9,021	15.6%	18,145	10.8%	48,710	14.8%
Interest income	317	0.6%	2,541	1.5%	6,715	2.1%
Other (expense) income	(60)	(0.1)%	(3)	(0.0)%	1,243	0.4%
Exchange gain (loss)	(267)	(0.5)%	6,294	3.7%	49	0.0%
Impairment loss on long-term investments	—	0.0%	(902)	(0.5)%	(2,302)	(0.7)%
Change in unrealized holding loss of trading securities	—	0.0%	(220)	(0.1)%	(52)	0.0%
Gain on disposal of long-term investments and a subsidiary	—	0.0%	—	0.0%	8,332	2.5%
Income before income tax expense and loss from equity method investments	9,011	15.6%	25,855	15.4%	62,695	19.1%
Income tax expense	(463)	(0.8)%	(10,874)	(6.4)%	(11,379)	(3.5)%
Loss from equity method investments	(57)	(0.1)%	(437)	(0.3)%	(4,845)	(1.5)%
Net income	8,491	14.7%	14,544	8.7%	46,471	14.1%
Add: Net loss attributable to noncontrolling interest	17	0.1%	1,059	0.6%	275	0.1%
Net income attributable to Qihoo 360 Technology Co. Ltd.	8,508	14.8%	15,603	9.3%	46,746	14.2%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Revenues increased by 96.0%, from $167.9 million in 2011 to $329.0 million in 2012, primarily as a result of robust growth in both online advertising and Internet value-added services, despite a relatively challenging macro-economic environment and intense competition.

Revenues from online advertising increased by 80.0%, from $123.0 million in 2011 to $221.5 million in 2012. This increase was primarily due to continued growth momentum in user activities and increased monetization efficiency. Our direct online advertising customers (excluding search customers) increased from 249 in the fourth quarter of 2011 to 657 in the fourth quarter of 2012.  Direct online advertising customers (excluding search customers) increased from 350 in 2011 to 860 in 2012, while annual revenue per direct online advertising customer decreased from $294,000 to $236,000 from 2011 to 2012. The increase in our direct online advertising customers was mainly due to the release of additional advertising inventory and the introduction of more flexible performance-based pricing models in mid-2012, and the decrease in the average revenue per direct online advertising customer was primarily attributable to lower average initial contribution from new customers.

Revenues from Internet value-added services increased by 137.1%, from $43.6 million in 2011 to $103.3 million in 2012. This increase was primarily due to an increase of paying game users on our game platform.

Cost of Revenues

Our cost of revenues increased by 73%, from $18.9 million in 2011 to $32.8 million in 2012, primarily due to increases in business tax, value-added tax and related surcharges and payment collection costs for Internet services in line with revenue growth.

Cost of Internet services increased by 75%, from $18.7 million in 2011 to $32.8 million in 2012, primarily due to primarily due to increases in business tax, value-added tax and related surcharges and payment collection costs in line with revenue growth.

Operating Expenses

Selling and Marketing Expenses. Selling and marketing expenses increased by 24.2%, from $46.8 million in 2011 to $58.2 million in 2012. This increase was primarily due to (i) an increase of $13.2 million in advertising and promotion expenses relating to increased brand promotion activities and promotion of our security and platform products and (ii) an increase of $6.9 million in salaries and benefits as a result of increased headcount of sales and marketing personnel, partially offset by a decrease of $10.2 million in share-based compensation associated with the nonvested shares and share options granted to key sales and marketing employees and external consultants, which is the result of the one-time post-IPO fair value remeasurement of share options we previously granted to our external consultants in 2011.

General and Administrative Expenses. General and administrative expenses increased by 80.1%, from $19.1 million in 2011 to $34.3 million in 2012. This increase was primarily due to (i) an increase of $7.0 million in salaries and benefits for our general and administrative personnel as a result of increased headcount, (ii) an increase of $3.8 million in share-based compensation associated with the vesting of nonvested shares and share options granted to our key employees, (iii) an increase of $2.8 million in professional fees incurred for legal proceedings and other administrative activities and (iv) an increase of $1.0 million in office expenses as a result of expanding our operations.

Product Development Expenses. Product development expenses increased by 140.2%, from $65.0 million in 2011 to $156.3 million in 2012. This increase was primarily due to (i) an increase of $50.3 million in the salaries and benefits for our product development personnel as we hired additional employees in 2012 to develop our platforms and products, (ii) an increase of $15.6 million in bandwidth cost, as we leased additional bandwidth to develop and innovate products and services, (iii) an increase of $11.5 million in depreciation and amortization expenses from the acquisition of property, equipment and intangible assets for the expansion of our business to facilitate the development and strengthening of our technologies and products; and (iv) an increase of $9.0 million in share-based compensation associated with the vesting of nonvested shares and share options granted to our key product development employees.

Income Tax Expense

Income tax expenses increased from $10.9 million in 2011 to $11.4 million in 2012, primarily due to an increase in taxable income for our subsidiaries and VIEs from 2011 to 2012, partially offset by certain tax exemptions of our new subsidiaries and VIEs set up in 2012.

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

Revenues from online advertising increased by $84.2 million, or 216.9%, from $38.8 million in 2010 to $123.0 million in 2011. This increase was primarily due to a substantial increase in our revenues from third-party websites who placed links on our 360 Personal Start-up Page. The increase in our revenues from third-party websites was due primarily to our expanded user base, which resulted in higher user traffic and activities and higher average selling price of our advertising links. This was evidenced by the increase in our online advertising customers (excluding search customers) from 117 in the fourth quarter of 2010 to 249 in the fourth quarter of 2011, and revenue per customer from approximately $215,000 to $413,000 during the same period. The increase in our online advertising customers was mainly due to our effective selling effort, and the increase in the average revenue per customer was primarily attributable to the increase in traffic to our 360 Personal Start-up Page and its subpages.

Revenues from Internet value-added services increased by $28.8 million, or 194.9%, from $14.8 million in 2010 to $43.6 million in 2011. This increase was primarily due to (i) a substantial increase in revenues from games and (ii) an increase in revenues from other Internet value-added services.

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

Operating Expenses

Selling and Marketing Expenses.   Selling and marketing expenses increased by $34.2 million, or 271.6%, from $12.6 million in 2010 to $46.8 million in 2011. This increase was primarily due to (i) an increase of $30.9  million in share-based compensation associated with the post-IPO fair value remeasurement of share options previously granted to our external consultants, as well as the expenses associated with the nonvested shares and share options granted to our key sales and marketing employees , and (ii)  an increase of $3.6 million in the salaries and benefits as a result of increased headcount of sales and marketing personnel .

General and Administrative Expenses.   General and administrative expenses increased by $14.0 million, or 277.2%, from $5.1 million in 2010 to $19.1 million in 2011. This increase was primarily due to (i) an increase of $4.3  million in professional fees incurred for legal proceedings and other administrative activities , (ii) an increase of $4.2  million in share-based compensation associated with the vesting of nonvested shares and share options granted to our key employees, and (iii)  an increase of $3.2  million in salaries and benefits for our general and administrative personnel as a result of increased headcount.

Product Development Expenses.   Product development expenses increased by $40.5 million, or 165.4%, from $24.5 million in 2010 to $65.0 million in 2011. This increase was primarily due to (i) an increase of $18.1  million in the salaries and benefits for our product development personnel as we hired additional employees in 2011 to develop our platforms and products, (ii) an increase of $5.5  million in bandwidth cost, as we leased additional bandwidth to develop and innovate products and services, (iii) an increase of $8.8  million in share-based compensation associated with the vesting of nonvested shares and share options granted to our key product development employees; (iv) an increase of $2.7 million in license and technical service fees ; and (v) an increase of $2.5 million in depreciation and amortization expenses from the acquisition of property, equipment and intangible assets for the expansion of our business to facilitate the development and strengthening of our technologies and products.

Income Tax Expense

Income tax expenses increased from $463,000 in 2010 to $10.9 million in 2011, primarily due to higher taxable income of our subsidiaries and VIEs in 2011 than 2010 and the expiration of certain tax exemptions.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and proceeds from our initial public offering and the concurrent private placement in April 2011. As of December 31, 2012, we had no outstanding debt. Our cash and cash equivalents primarily consist of cash on hand and term deposits. We believe the cash we received from the initial public offering and concurrent private placement in April 2011 and the anticipated cash flow from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. If we have additional liquidity needs in the future, we may obtain additional financing, including credit facility and equity offering or debt financing in capital markets, to meet such needs.  We are a holding company and conduct our operations primarily through our subsidiaries and VIEs in China. For the years ended December 31, 2010, 2011 and 2012, our VIEs in China contributed an aggregate of 84.9%, 95.7% and 92.1%, respectively, of our consolidated revenues. Our operations not conducted through contractual arrangements with our VIEs primarily consist of our advertisement agency services and technology support services. As of December 31, 2011 and 2012, our VIEs accounted for an aggregate of 22.5% and 26.7%, respectively, of our consolidated total assets, and 58.5% and 34.4%, respectively, of our consolidated total liabilities. The assets not associated with our VIEs primarily consists of cash and cash equivalent, accounts receivables, property and equipment and land use rights. As of December 31, 2011 and 2012, $62 million and $142 million, respectively, of these assets were denominated in U.S. dollars and $267 million and $363 million, respectively, of these assets were denominated in RMB. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depend upon earnings of our VIEs transferred to our subsidiaries in the form of payments under the technology consulting and services agreements. As of December 31, 2012, the total amount of service fees payable to our wholly owned subsidiaries from our VIEs was $2 million. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. As of December 31, 2012, our PRC subsidiaries and VIEs had aggregate undistributed earnings of approximately $142.1 million that were available for distribution. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	($ in thousands)
Net cash provided by operating activities	20,125	82,303	117,788
Net cash used in investing activities	(9,053)	(34,811)	(83,927)
Net cash provided by financing activities	20,253	233,280	1,986
Effect of exchange rate on cash and cash equivalents	1,036	2,454	1,086
Net increase in cash and cash equivalents	32,361	283,226	36,933
Cash and cash equivalents at beginning of year	28,144	60,505	343,731
Cash and cash equivalents at end of year	60,505	343,731	380,664

Operating Activities

Net cash provided by operating activities increased to $117.8 million in 2012 from $82.3 million in 2011. Although our growing business generated substantial net cash inflow as our revenues increased by $161.1 million from $167.9 million in 2011 to $329.0 million in 2012, the cash paid for cost of revenues and operating expenses also increased by $127.0 million from $77.5 million in 2011 to $204.5 million in 2012.

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

Investing Activities

Net cash used in investing activities amounted to $83.9 million in 2012, primarily due to cash outflows for (i) payment for the purchase of property and equipment and intangible assets of $73.9 million and (ii) capital contribution of $8.0 million for cost method investments and $16.2 million for equity method investments, partially offset by cash inflows for disposal certain investments and a subsidiary of an VIE for $13.8 million.

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

Financing Activities

Net cash provided by financing activities amounted to $2.0 million in 2012, primarily due to the receipt of proceeds from exercise of share options by our employees and external consultants.

Net cash provided by financing activities amounted to $233.3 million in 2011, primarily due to the receipt of proceeds from our initial public offering and concurrent private placement.

Net cash provided by financing activities amounted to $20.3 million in 2010, primarily due to our receipt of proceeds from the issuance of Series C convertible participating redeemable preferred shares.

Capital Expenditures

We incur capital expenditures primarily for the purchase of servers, network equipment and other computer hardware for our business expansion and the purchase of new office premises and related facilities. Our capital expenditures were $4.3 million in 2010, $18.7 million in 2011 and $134.2 million in 2012. We expect to incur approximately $130.0 million in capital expenditures for 2013 for the purchase of servers, network equipment and other computer hardware for our business expansion and the purchase of new office premises and related facilities. We expect to fund capital expenditures by cash generated from operating and financing activities, including the net proceeds from our initial public offering and concurrent private placement.

C.	Research and Development, Patents and Licenses, etc.

Product Development

In order to attract and retain users, we have invested significant resources in developing security products, cloud-based services, search engine-related products, mobile Internet products and other Internet products and services and improve our products and services and enhance user experience. As of December 31, 2012, our product development team consisted of 2,434 development and technical staff members, approximately 71.7% of whom held bachelor’s or more advanced degrees.

Our internally developed technologies include our cloud-based security system, Qihoo search engine technology, cloud storage system, QVM, 360 HIPS and other technologies. See “— Our Technology.”

Our product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets. Product development expenses represented 42.5%, 38.7% and 47.5% of total revenues for the three years ended December 31, 2010, 2011 and 2012, respectively.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights and brands. We have registered our “Qihoo” and “Qihu” brands and our “360” logo with relevant government authorities in China, the United States and Japan and have pending applications for the “Qihoo” and “Qihu” brands and the “360” logo with relevant government authorities in the European Union.

As of December 31, 2012, we had 168 registered trademarks in China and 21 registered trademarks outside of China, and held registered copyrights to 183 software programs covering almost all of our products. As of December 31, 2012, we had 1,291 pending patent applications and had received 11 authorized patents from various governmental authorities.

We have registered the domain name “360.cn” with China Internet Network Information Center. In addition, we have registered 224 domain names with various domain name registration services as of December 31, 2012.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Other
	($ in thousands)
Operating obligations (1)	4,143	2,694	1,373	76	-	-
Capital commitments	99,793	15,757	84,036	-	-	-
Total	103,936	18,451	85,409	76	-	-

(1)	Operating obligations represent future rental commitments related to facilities and offices under non-cancelable operating lease agreements and fee commitments related to obtaining exclusive rights of operation for the games on our platforms.

G.	Safe Harbor

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

All information provided in this annual report on Form 20-F is as of the date on which the statements are made in this annual report on Form 20-F, and we undertake no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although we believe that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect. Further information regarding risks and uncertainties faced by us is included in our filings with the U.S. Securities and Exchange Commission.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Building No. 2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.

Name	Age	Position
Hongyi Zhou	42	Chairman of the board and chief executive officer
Xiangdong Qi	48	Director and president
Shu Cao	37	Director and chief engineer
Neil Nanpeng Shen	45	Director
Wenjiang Chen	43	Director
Hong Chuan Thor	41	Director
Ming Huang	49	Director
Shujun Li	41	Director
William Mark Evans	55	Director
Alex Zuoli Xu	44	Co-chief financial officer
Jue Yao	39	Co-chief financial officer
Xiaohong Shi	42	Vice president of technology

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

Neil Nanpeng Shen has been our director since 2006. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip.com International Ltd., or Ctrip, a NASDAQ-listed company and the largest travel service provider in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management Inc., or Home Inns, a NASDAQ-listed company and leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen has over eight years of experience at major investment banks in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a NYSE-listed real estate services company in China, chairman of Mecox Lane Limited, a NASDAQ-listed e-commerce company in China, a director of Peak Sport Products Co., Limited, a Hong Kong Stock Exchange listed sports products company in China and a director of Le Gaga Holdings Limited, a NASDAQ-listed greenhouse vegetable producer. He is also an independent director of Focus Media Holding Limited, a NASDAQ-listed media advertising company based in China and a director of a number of privately owned companies based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiaotong University in China in 1988 and his master’s degree from the School of Management at Yale University in 1992.

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

Ming Huang has been our director since March 2011. He has been a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005 and a professor of finance at China-European International Business School since July 2010. Professor Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Professor Huang serves as an independent director and a member of the audit committee at Yingli Green Energy Holding Company Limited, a company listed on the NYSE, since August 2008. Professor Huang also serves as an independent non-executive director of Fantasia Holdings Group Co., Ltd., a real-estate company listed on the Hong Kong Stock Exchange. Professor Huang has also served as an independent non-executive director of 360buy Jingdong Mall since January 2013. Professor Huang received his bachelor’s degree in physics from Beijing University, his doctorate degree in theoretical physics from Cornell University and his doctorate degree in finance from Stanford University.

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

William Mark Evans has been our director since March 2011. Mr. Evans has been a general partner of Balderton Capital, a U.K. based venture capital firm, since September 2002 and currently serves as a director of Yoox Group S.p.A., an online retail company listed on the Borsa Italiana, and a number of private companies. From April 2004 to October 2006, Mr. Evans served as the chairman of the audit committee of the board of directors of Shanda Interactive Entertainment Inc., a company listed on NASDAQ prior to 2012. Prior to that, Mr. Evans held a variety of senior management positions at Goldman Sachs, including chairman of Goldman Sachs Asia from 1993 to 1997. Mr. Evans received his bachelor’s degree in economics from Queen’s University in Canada in 1981 and his MLitt degree in economics from the University of Oxford in 1985.

Alex Zuoli Xu has been our co-chief financial officer since February 2011. Mr. Xu has extensive experiences in investment research and business management. Prior to joining us, Mr. Xu was a managing director at Cowen & Company, LLC, an investment banking service provider, where he led the firm’s investment research in China on Chinese companies listed in the United States. From March 2010 to August 2010, he served as the chief financial officer of Yeecare Holdings, a private health care product distributor in China, and from May 2008 to March 2010, as the chief strategy officer of China Finance Online Co., Ltd., a Chinese Nasdaq-listed online financial information/service company. Prior to that, Mr. Xu was a senior VP at Brean Murray, Carret & Co, a research-driven investment and merchant bank, covering U.S.-listed Chinese companies. He was part of a top-ranked research team at Banc of America Securities, LLC from 2003 to 2007, and was an equity research associate at UBS from 2002 to 2003. Mr. Xu received his bachelor’s degree in applied physics from Beijing University of Posts and Telecommunications in 1990 and an M.B.A. from Cornell University in 2002. Mr. Xu is a CFA charterholder.

Jue Yao has been our co-chief financial officer since 2012 and vice president of finance since 2008. Ms. Yao served as our financial director from 2006 to 2008. Prior to joining us in 2006, Ms. Yao held various positions at Sohu.com Inc. from 1999 to 2006, including financial director, where she was responsible for its strategic planning, budgeting and finance of wireless value-added and gaming business units. From 1996 to 1999, Ms. Yao was a senior auditor at KPMG. Ms. Yao graduated from University of International Business and Economics in China with a bachelor’s degree in international accounting in 1996. She is a chartered accountant in China.

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

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2012, we paid an aggregate of approximately $1.0 million in cash compensation to our directors and executive officers and granted options to purchase a total of 230,000 ordinary shares to our directors and officers. For the year ended December 31, 2012, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors.

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

As of March 31, 2013, we have granted options to purchase a total of 344,000 ordinary shares to our directors and executive officers with exercise prices from $14.50 to $19.41 per ADS under our 2011 share incentive plan.

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

As of March 31, 2013, we have granted options to purchase a total of 1,049,000 ordinary shares to our directors and executive officers with exercise prices of $2.25 to $7.80 per ADS under our 2006 employee share option scheme.

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

As of March 31, 2013, a total of 3,073,952 shares from this equity incentive pool were granted to our directors and executive officers under our 2006 employee share vesting scheme.

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

In 2012, our audit committee held three meetings and passed resolutions seven times.

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

Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of our compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any compensation committee meeting during which his compensation is deliberated. Our compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and approving any amendments to our compensation plans and the compensation of our directors; and

•	reviewing periodically regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2012, our compensation committee passed resolutions ten times.

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

In 2012, our corporate governance and nominating committee passed resolutions two times.

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

We had 860, 1,725 and 3,168 employees as of December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, we had 3,168 full-time employees, including 2,434 in product development, 533 in sales and marketing, and 201 in administration.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2012 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

	Ordinary Shares Beneficially Owned (1)(2)%
Directors and Executive Officers:
Hongyi Zhou (3)	32,628,158	17.7%
Xiangdong Qi (4)	17,543,343	9.5%
Shu Cao (5)	9,049,710	4.9%
Neil Nanpeng Shen (6)	9,919,461	5.4%
Wenjiang Chen	—	—
Hong Chuan Thor	—	—
Ming Huang	—	—
Shujun Li	—	—
William Mark Evans	—	—
Alex Zuoli Xu	*	*
Jue Yao	*	*
Xiaohong Shi (7)	2,229,745	1.2%
All directors and executive officers as a group	72,299,400	39.3%

Principal Shareholders:
Global Village Associates Limited (8)	32,628,158	17.7%
Young Vision Group Limited (9)	15,823,344	8.6%
Sequoia Capital China I, L.P. and its affiliates (10)	9,919,461	5.4%
Trustbridge Partners III, L.P. and its affiliates (11)	9,898,167	5.4%

*	Less than 1% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 184,157,097 ordinary shares, being the number of shares outstanding as of December 31, 2012.

(3)	Consists of (i) one Class A ordinary share, (ii) 399,999 Class A ordinary shares in the form of ADSs and (iii) 32,228,158 Class B ordinary shares held by Global Village. Global Village, a British Virgin Islands company, is wholly-owned by Fair Point International Limited, or Fair Point. Fair Point, a British Virgin Islands company, is wholly-owned by a revocable trust constituted under the laws of Singapore with Hongyi Zhou and his wife as the settlers and Mr. Zhou as investment manager with sole voting and dispositive power and certain family members of Mr. Zhou as the beneficiaries. The registered address of Global Village is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Fair Point is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)	Consists of (i) 1,719,999 Class A ordinary shares beneficially owned by Mr. Qi in the form of ADSs, and (ii) 15,823,344 Class B ordinary shares held by Young Vision Group Limited, or Young Vision, a British Virgin Islands company, which is wholly-owned by East Line Holdings Limited East Line, a British Virgin Islands company, which is in turn wholly-owned by Mr. Qi. Mr. Qi expressly disclaims beneficial ownership in 1,274,039 Class B ordinary shares allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme. The registered address of Young Vision is 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands. The registered address of East Line is Abbott Building, Road Town, Tortola, British Virgin Islands. The registered address of Trade Right is the Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas.

(5)	Consists of (i) 6,362,252 Class A ordinary shares in the form of ADSs, (ii) 2,080,362 Class B ordinary shares and (iii) 305,594 Class A ordinary shares in the form of ADSs issuable upon the exercise of options exercisable within 60 days of the filing, all of which are held by Sino Honor Limited, or Sino Honor, a British Virgin Islands company wholly-owned by Mr. Cao, and (iv) 301,501 Class A ordinary shares in the form of ADSs and (v) one Class B ordinary share, all of which are held by Flying Great Limited, or Flying Great, a British Virgin Islands company wholly-owned by Mr. Cao. Mr. Cao expressly disclaims beneficial ownership in the 6,667,846 Class A and 2,080,362 Class B ordinary shares held by Sino Honor, which were allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme. The registered address of Sino Honor is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of Flying Great is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(6)	According to a Schedule 13G/A filed by Sequoia Capital China I, L.P. on February 12, 2013 and as of December 31, 2012, consists of (i) 7,812,567 Class B ordinary shares held by Sequoia Capital China I, L.P., (ii) 897,710 Class B ordinary shares held by Sequoia Capital China Partners Fund I, L.P. and (iii) 1,209,184 Class B ordinary shares held by Sequoia Capital China Principals Fund I, L.P. Sequoia Capital China I, L.P. Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. are collectively referred to as the Sequoia Funds. The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The Sequoia Funds’ general partner is Sequoia Capital China Management I, L.P. The general partner of Sequoia Capital China Management I, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SNP China Enterprises Limited, a company incorporated in the British Virgin Islands, is the director of and wholly owns SC China Holding Limited. Neil Nanpeng Shen is the director of and wholly owns SNP China Enterprises. The principal business office of Sequoia Capital China I., L.P. and its affiliates is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.

(7)	Consists of (i) 990,327 Class A ordinary shares in the form of ADSs and 333,819 Class B ordinary shares held by Strengthen Goal Limited and (ii) 905,598 Class A ordinary shares in the form of ADSs and one Class B ordinary share held by Elite Wisdom Development Limited. Mr. Shi disclaims beneficial ownership in all of the 1,324,146 ordinary shares held by Strengthen Goal Limited. Such shares were allocated to award our employees and consultants under our 2006 Employee Share Vesting Scheme. Strengthen Goal Limited, a British Virgin Islands company, is wholly-owned by Mr. Shi. The registered address of Strengthen Goal Limited is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Elite Wisdom Development Limited, a British Virgin Islands company, is wholly-owned by Mr. Shi. The registered address of Elite Wisdom Development Limited is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(8)	Global Village is wholly-owned by Fair Point. Fair Point is wholly-owned by a revocable trust constituted under the laws of Singapore with Hongyi Zhou and his wife as the settlers and Mr. Zhou as investment manager with sole voting and dispositive power and certain family members of Mr. Zhou as the beneficiaries. The registered address of Global Village is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Fair Point is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)	Young Vision is wholly-owned by East Line. East Line is wholly-owned by Mr. Qi. The registered address of Young Vision is 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands. The registered address of East Line is Abbott Building, Road Town, Tortola, British Virgin Islands. Young Vision and East Line expressly disclaims beneficial ownership in 1,274,039 Class B ordinary shares allocated to award our employees and consultants under our 2006 Employee Share Vesting Scheme.

(10)	According to a Schedule 13G/A filed by Sequoia Capital China I, L.P. on February 12, 2013 and as of December 31, 2012, consists of (i) 7,812,567 Class B ordinary shares held by Sequoia Capital China I, L.P., (ii) 897,710 Class B ordinary shares held by Sequoia Capital China Partners Fund I, L.P. and (iii) 1,209,184 Class B ordinary shares held by Sequoia Capital China Principals Fund I, L.P. Sequoia Capital China I, L.P. Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. are collectively referred to as the Sequoia Funds. The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The Sequoia Funds’ general partner is Sequoia Capital China Management I, L.P. The general partner of Sequoia Capital China Management I, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SNP China Enterprises Limited, a company incorporated in the British Virgin Islands, is the director of and wholly owns SC China Holding Limited. Neil Nanpeng Shen is the director of and wholly owns SNP China Enterprises. The principal business office of Sequoia Capital China I., L.P. and its affiliates is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.

(11)	According to a Schedule 13G/A filed by TB Partners GP Ltd on February 7, 2013 and as of December 31, 2012, consists of (i) 7,831,467 class A ordinary shares represented by ADSs held directly by Trustbridge Partners III, L.P., or TB III, (ii) 1,836,699 class A ordinary shares represented by ADSs managed by TB Alternative Assets Ltd., or TB Alternative on behalf of the Trustees of Columbia University in the City of New York, and (iii) 230,001 class A ordinary shares represented by ADSs managed by TB Alternative on behalf of the Ludwig Institute for Cancer Research Ltd. TB III is a Cayman Islands exempted limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited. TB Alternative is affiliated with TB Partners GP Limited. Pursuant to Section 13(d) of the Exchange Act, each of TB Partners GP Limited, TB Partners GP3, L.P., and TB Alternative may be deemed the beneficial owner of the class A ordinary shares represented by ADSs held by TB III. Pursuant to Rule 13d-4 of the Exchange Act, each of TB Partners GP Limited, TB Partners GP3, L.P., and TB Alternative disclaims beneficial ownership of the class A ordinary shares represented by ADSs held by TB III except to the extent of their pecuniary interests therein. Pursuant to Section 13(d) of the Exchange Act, each of TB Partners GP Limited, TB Partners GP3, L.P., TB III and TB Alternative may be deemed the beneficial owner of the class A ordinary shares represented by ADSs managed by TB Alternative on behalf of the Trustees of Columbia University in the City of New York and the Ludwig Institute for Cancer Research Ltd. Pursuant to Rule 13d-4 of the Exchange Act, each of TB Partners GP Limited, TB Partners GP3, L.P., TB III and TB Alternative disclaims beneficial ownership of the class A ordinary shares represented by ADSs held by the Trustees of Columbia University in the City of New York except to the extent of their pecuniary interests therein. The registered address of TB III is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

As of December 31, 2012, 184,157,097 of our ordinary shares, including 123,472,524 Class A ordinary shares and 60,684,573 Class B ordinary shares, were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that 123,472,509 ordinary shares, or approximately 67.0% of our issued and outstanding shares, were held by the record shareholders in the United States, represented by 82,315,006 ADSs held of record by The Bank of New York Mellon, the depositary of our ADS program.

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

Loans from a Related Party

In 2011, our former 53.5%-owned subsidiary, Shanghai Yiyi Digital Technology Co., Ltd., or Shanghai Yiyi, received loans of RMB6.1 million ($1.0 million) from one of its non-controlling shareholders.  This non-controlling shareholder also has common shareholders and board directors with us.  These loans were interest-free loans to finance Shanghai Yiyi’s day-to-day operations.  In January 2012, we disposed of all of our interests in Shanghai Yiyi to its non-controlling shareholders. As of the date of this annual report, we had no amounts due under these loans.

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

Contractual Arrangements Among Our Subsidiaries, Our VIEs and the Respective Shareholders of the VIEs

Qizhi Software, our PRC operating subsidiary, is a wholly foreign-owned enterprise and is subject to PRC legal restrictions on foreign ownership in the telecommunications sector. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations Relating to Our Business — Telecommunications Regulations.” Accordingly, we conduct our business activities primarily through two VIEs, namely Beijing Qihu and Beijing Star World. The registered shareholders of Beijing Qihu, Beijing Star World and other VIEs are our shareholders, directors, officers or key employees, who directly or indirectly hold our shares, including Mr. Xiangdong Qi, our director and president. We, through Qizhi Software, have entered into contractual arrangements with Beijing Qihu, Beijing Star World and their respective registered shareholders, which enable us to:

•	direct the activities that most significantly affect the economic performance of Beijing Qihu, Beijing Star World and their subsidiaries;

•	receive substantially all of the economic benefits from Beijing Qihu and Beijing Star World that could be significant to them and as if we were their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in Beijing Qihu and Beijing Star World when and to the extent permitted by PRC law.

Qizhi Software has also entered into similar contractual arrangements with eleven other VIEs that do not have significant business operations. Accordingly, we are considered the primary beneficiary of these VIEs and have consolidated the VIEs’ financial results of operations, assets and liabilities in our consolidated financial statements.

Equity Disposition Agreements

Qizhi Software entered into equity disposition agreements with Beijing Qihu, Beijing Star World and their respective registered shareholders, who irrevocably granted Qizhi Software or its designated person exclusive options to purchase, when and to the extent permitted under PRC law, any part or all of the equity interests in Beijing Qihu and Beijing Star World. The exercise price for the options to purchase all of the equity interests in Beijing Qihu and Beijing Star World is the minimum amount of consideration permissible under the then applicable PRC law. The agreements have an initial term of ten years and are renewable at Qizhi Software’s sole discretion. These equity disposition agreements provide, among other things, that without Qizhi Software’s prior written consent:

•	the registered shareholders of each VIE may not transfer, encumber, grant security interest in, or otherwise dispose of in any way any equity interests in their respective VIEs;

•	Beijing Qihu and Beijing Star World may not sell, transfer, mortgage or otherwise dispose of in any way their respective assets, business or income, nor may they create any security interest therein (other than created in the ordinary course of their respective business);

•	no shareholders resolution should be passed to increase or reduce the registered capital of each VIE or otherwise alter the capital structure of such VIE;

•	the articles of association of each VIE should not be supplemented, altered or modified in any way;

•	Beijing Qihu and Beijing Star World may not declare or pay any dividends to their respective registered shareholders;

•	Beijing Qihu and Beijing Star World may not merge with any third parties, or purchase or transfer any assets or businesses from or to any third parties;

•	Beijing Qihu and Beijing Star World may not engage in any transactions that may cause substantially adverse effects on their respective assets, obligations, operations, share capital and other rights;

•	Beijing Qihu and Beijing Star World may not incur any indebtedness, except where transactions were entered into in the ordinary course of business; and

•	the registered shareholders of the VIEs will apply the proceeds from the disposition of the shares of their respective VIEs to repay the loans extended by Qihoo 360 under the loan agreements described below.

Loan Agreements

Under loan agreements between Qihoo 360 and the registered shareholders of Beijing Qihu and Beijing Star World, as the case may be, Qihoo 360 extended loans of (i) an aggregate principal amount of RMB80 million ($12.0 million) to the registered shareholders of Beijing Qihu and (ii) an aggregate principal amount of RMB10 million ($1.5 million) to the registered shareholders of Beijing Star World. The registered shareholders obtained the loans to fund the initial registered capital of and contribute additional registered capital to Beijing Qihu and Beijing Star World, as the case may be. Each loan agreement has a term of ten years and is renewable for another ten-year term upon the parties’ agreement.

Equity Pledge Agreements

Under Qizhi Software’s equity pledge agreements with Beijing Qihu, Beijing Star World and their respective registered shareholders, the registered shareholders of Beijing Qihu and Beijing Star World pledged all of their respective equity interests in Beijing Qihu and Beijing Star World to Qizhi Software to secure the performance of the registered shareholders’, Beijing Qihu’s and Beijing Star World’s obligations under the business operation agreements and the equity disposition agreements described herein. If Beijing Qihu or Beijing Star World breaches any of their respective contractual obligations under these agreements seriously, Qizhi Software, as pledgee, will be entitled to dispose of the pledged equity interests. The registered shareholders of Beijing Qihu and Beijing Star World agreed not to dispose of or otherwise create any new encumbrance on their respective equity interests in Beijing Qihu and Beijing Star World or agree to Beijing Qihu and Beijing Star World merging with other entities or reorganizing in any other form, as the case may be, without Qizhi Software’s prior written consent. Unless terminated at Qizhi Software’s sole discretion, each equity pledge agreement has a term of ten years and will be automatically renewed upon the expiration of the ten-year term.

Business Operation Agreements

Under the business operation agreements among Qizhi Software, Beijing Qihu and Beijing Star World, as the case may be, and the respective registered shareholders of Beijing Qihu and Beijing Star World, Beijing Qihu and Beijing Star World and their respective registered shareholders may not enter into any transaction that could materially affect the assets, liabilities, interests or operations of Beijing Qihu and Beijing Star World, as the case may be, without Qizhi Software’s prior written consent. In addition, directors, chairman, general managers, financial controllers or other senior managers of Beijing Qihu and Beijing Star World, as the case may be, must be Qizhi Software’s nominees appointed by the registered shareholders of Beijing Qihu and Beijing Star World. Each business operation agreement has a term of ten years and is renewable at Qizhi Software’s sole discretion.

Technology Consulting and Services Agreements

Under a technology development agreement dated May 1, 2008 between Qizhi Software and Beijing Qihu, Qizhi Software agreed to provide Beijing Qihu with technology development and support services related to Beijing Qihu’s advertising business. Beijing Qihu agreed to pay RMB8.5 million ($1.3 million) in 2008 and 30% of Beijing Qihu’s revenues from its advertising business annually from 2009 to 2012 to Qizhi Software. This agreement has a term of five years. In September 2010, Beijing Qihu and Qizhi Software signed a supplementary agreement, which amended the percentage of Beijing Qihu’s revenues that Qizhi Software would receive from 30% to 20%, effective September 1, 2010. On January 1, 2011, Beijing Qihu and Qizhi Software signed a supplementary agreement, which amended the amount Beijing Qihu would pay to Qizhi Software would based on the monthly statement agreed with both parties. In 2012, pursuant to these agreements, Beijing Qihu agreed to pay RMB269 million ($42.6 million) in technology development and support service fees related to its advertising business to Qizhi Software.

Under a technology development agreement dated March 15, 2009 between Qizhi Software and Beijing Qihu, Qizhi Software agreed to provide Beijing Qihu with technology development and support services related to Beijing Qihu’s online shopping business. Beijing Qihu agreed to pay to Qizhi Software RMB4.5 million ($0.7 million) within 30 days from the date of the agreement, RMB4.5 million ($0.7 million) within 60 days after the date of the agreement and 35% of the revenues generated from the online shopping business for the period between June 2009 and December 2012. Unless earlier terminated, this agreement has a term of four years. In June 2010, Beijing Qihu and Qizhi Software signed a supplementary agreement, which amended the percentage of Beijing Qihu’s revenues from the online shopping business that Qizhi Software would receive from 35% to 20%, effective June 1, 2010. In addition, Beijing Qihu and Qizhi Software agreed that no revenue needed to be paid by Beijing Qihu to Qizhi Software in September and October 2010. On January 1, 2011, Beijing Qihu and Qizhi Software signed a supplementary agreement, which amended the amount Beijing Qihu would pay to Qizhi Software would based on the monthly statement agreed with both parties. In 2012, pursuant to these agreements, Beijing Qihu agreed to pay RMB39.9 million ($6.3 million) in technology development and support service fees related to its online shopping business to Qizhi Software.

Under an exclusive technology consulting and services agreement dated October 12, 2009 between Qizhi Software and Beijing Star World, Qizhi Software agreed to provide Beijing Star World with exclusive consulting services relating to Internet information technology and software development technology. In return for Qizhi Software’s services, Beijing Star World agreed to pay a monthly fee to Qizhi Software based on the number of page views generated. This agreement has a term of ten years.

Under a technology development and licensing agreement dated July 1, 2011 between Qizhi Software and Beijing Qihu, Qizhi Software agreed to provide Beijing Qihu with technology development and support services related to Beijing Qihu’s 360 Safe Brower. Under this agreement, Beijing Qihu agreed to pay Qizhi Software RMB7.8 million ($1.2 million) within 30 days of the date of the agreement.  In 2012, based on this agreement, Beijing Qihu agreed to pay RMB169.9 million ($26.9 million) in technology development and support service fees related to 360 Safe Brower to Qizhi Software.

Under an agreement dated January 1, 2012 between Beijing Qihu and Tianjin Qisi, Beijing Qihu agreed to provide web information issuance services to Tianjin Qisi. In return for Beijing Qihu’s service, Tianjin Qisi agreed to pay RMB6.0 million ($1.0 million) in 2012 and this agreement had been fulfilled at the year end of 2012.

Under a technology development agreement dated April 1, 2012 between Tianjin Qisi and Beijing Qihu, Tianjin Qisi agreed to provide Beijing Qihu with technology development services related to Beijing Qihu’s web information management platform. Beijing Qihu agreed to pay RMB5 million ($0.8 million) within 30 days from the date of the agreement and 5% of its revenues generated from the network business to Tianjin Qisi. This agreement has a term of four years. Afterwards, Tianjin Qisi and Beijing Qihu signed a supplementary agreement, which amended the amount Beijing Qihu would pay to Tianjin Qisi would based on the monthly statement agreed with both parties.  In 2012, pursuant to these agreements, Beijing Qihu paid RMB53.0 million ($8.4 million) to Tianjin Qisi.

Under a technology development agreement dated April 1, 2012 between Tianjin Qisi and Beijing Star World, Tianjin Qisi agreed to provide Beijing Star World with technology development services related to Beijing Star World’s 360 Game Brower. Under this agreement, Beijing Star World agreed to pay Tianjin Qisi RMB5.0 million ($0.8 million) within 30 days from the date of the agreement and 15% of its revenues generated from the operation of the 360 Game Brower. This agreement has a term of four years. Afterwards, Tianjin Qisi and Beijing Star World signed a supplementary agreement, which amended the amount that Beijing Star World would pay to Tianjin Qisi would be based on the monthly statement agreed with both parties. In 2012, pursuant to these agreements, Beijing Star World paid RMB181.0 million ($28.7 million) to Tianjin Qisi.

Under a cooperation agreement between Tianjin Qisi and 360 Youjiu, effective from August 20, 2012 to December 31, 2013, Tianjin Qisi agreed to recommend 360 Youjiu’s software on its network platform. 360 Youjiu agreed to pay a monthly promotion fee to Tianjin Qisi based on the numbers of the users registered through Tianjin Qisi’s network platform as the price of RMB12 per registered user. In 2012, 360 Youjiu paid RMB13.8 million ($2.2 million) to Tianjin Qisi.

Under a technology development agreement dated September 15, 2012 between Beijing Star World and Qifei Xiangyi, Qifei Xiangyi agreed to provide Beijing Star World with technology development related to Beijing Star World’s game operation management system. Beijing Star World agreed to pay to Qifei Xiangyi RMB9.0 million ($1.4 million) as the fixed service fees in 2012 and certain percentage of revenues generated from the game business for the period between October 2012 to September 2017, based on both parties’ negotiation. Unless earlier terminated, this agreement has a term of five years. On December 1, 2012, Beijing Star World and Qifei Xiangyi signed a supplementary agreement, which amended the amount Beijing Star World would pay to Qifei Xiangyi would base on the monthly statement agreed with both parties.  In 2012, pursuant to these agreements, Beijing Star World agreed to pay RMB10.0 million ($1.6 million) to Qifei Xiangyi.

Under a technology development agreement dated October 8, 2012 between Beijing Qichuang Yousheng Keji Co., Ltd., or Beijing Qichuang, and Beijing Star World, Beijing Qichuang agreed to provide Beijing Star World with technology development and support services related to the system of user right management. Beijing Star World agreed to pay RMB450,000 ($71,000) in technology development and support services fees, and this agreement had been fulfilled at the year end of 2012.

Powers of Attorney

Each registered shareholder of Beijing Qihu and Beijing Star World has executed a power of attorney to appoint Qizhi Software to be his or her attorneys, and irrevocably authorize Qizhi Software to vote on his or her behalf on all of the matters concerning Beijing Qihu and Beijing Star World, as the case may be, that may require shareholders’ approval.

Spousal Consent Letter

The spouse of each married shareholder of Beijing Qihu and Beijing Star World has signed a spousal consent letter, whereby the spouse agrees that (i) the equity interests of Beijing Qihu and Beijing Star World owned by such shareholder will be disposed of only in accordance with the applicable Equity Disposition Agreement, Equity Pledge Agreement, Loan Agreement and other related agreements executed by the shareholder, (ii) such equity interests do not constitute communal property with such shareholder and (iii) the spouse irrevocably and unconditionally waives all rights and benefits with respect to such equity interests, including the right to sue in any court and under all applicable laws.

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

In November 2011, we brought a claim for abuse of dominant market position against Tencent in the Higher’s People’s Court of Guangdong province, alleging that Tencent engaged in monopolistic activities such as restricting users of its QQ instant messaging program from using our products and bundling its security programs with the QQ instant messaging program and seeking $23.8 million (RMB150.0 million) in damages, cessation of the monopolistic activities and public apology.  This claim was rejected by the court in the first instance judgment. We subsequently submitted our appeal in April 2013 and this case is currently pending.

In April 2012, two affiliates of Baidu brought an unfair competitive practices and copyright infringement claim against us in the First Intermediate People’s Court of Beijing, alleging that 360 Safe Guard modified the results page of Baidu’s search engine, that 360 Browser bundled Baidu personal start-up pages and the unauthorized use of Baidu’s trademark and seeking RMB10 million in damages. This case is currently pending.

In April 2012, we brought a claim against Kingsoft and Beike Wangji (Beijing) Security Technology Company Limited, or Beike, for an unfair competitive advertisement for the incident relating to Apple banning our products from the Apple App Store. In November of 2012, the first instance judgment was made by Beijing Haidian Court, which ruled in our favor. Kingsoft and Beike appealed in December 2012 and the court of second instance upheld the judgment of the court of first instance. In May 2012, Kingsoft brought an unfair competition claim against us for unfair competition, and the court of first instance entered a judgment in our favor in December 2012. Kingsoft appealed in December 2012 and the court of second instance upheld the judgment of the court of the first instance.

In October 2012, two affiliates of Baidu brought an unfair competitive practices and copyright infringement claim against us in the First Intermediate People’s Court of Beijing, alleging that we breached the Robots Exclusion Protocol to access Baidu’s content without authorization and seeking RMB100.0 million in damages. This case is currently pending.

In February 2013, we brought a defamation claim against Shanghai Jingwen Culture  Communication Co., Ltd., or Shanghai Jingwen, in the Xuhui District People’s Court of Shanghai, alleging that Shanghai Jingwen published and distributed a series of false articles and reports against us on its website and electronic newspapers by maliciously accusing the level of safety and security of our products. We sought retraction of the defamatory statements, an apology from Shanghai Jingwen and RMB50 million in damages. This case is currently pending.

Other than the aforementioned, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Based on the information currently available, we were unable to make a reasonable estimate of any liability because of the uncertainty related to the outcome and the amount or range of loss. Accordingly, we did not accrue any provision for these contingencies as of December 31, 2011 and 2012.

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

Our ADSs are listed on the New York Stock Exchange under the symbol “QIHU.” Every two ADSs represent three of our Class A ordinary shares. For the period from March 30, 2011 to April 18, 2013, the trading price of our ADSs on the New York Stock Exchange has ranged from $13.71 to $36.21 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods specified.

	Sales Price ($)
	High	Low
Annual High and Low
2011 (from March 30, 2011)	36.21	14.30
2012	29.80	13.71

Quarterly High and Low
First Quarter 2011 (from March 30, 2011)	36.21	26.76
Second Quarter 2011	35.72	16.01
Third Quarter 2011	26.08	16.07
Fourth Quarter 2011	21.49	14.30
First Quarter 2012	26.35	13.71
Second Quarter 2012	26.18	16.59
Third Quarter 2012	25.50	13.80
Fourth Quarter 2012	29.80	20.01
First Quarter 2013	34.90	27.76

Monthly High and Low
October 2012	23.87	20.01
November 2012	25.45	20.55
December 2012	29.80	24.24
January 2013	34.37	29.13
February 2013	33.63	29.09
March 2013	34.90	27.76
April 2013 (through April 18, 2013)	32.20	28.11

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use mark-to-market method of accounting;

•	U.S. expatriates or entities covered by U.S. anti-inversion tax rules;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.

In addition, the discussion below does not describe any tax consequences arising out of the 3.8% Medicare tax on “net investment income.”

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends generally may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period under clause (3) has been met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs are expected to be. However, based on existing guidance, it is not entirely clear whether any dividends that you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. Furthermore, there can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. If we are treated as a “resident enterprise” for PRC tax purposes under the Enterprise Income Tax Law (see Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China— We may be subject to PRC taxation on our worldwide income.”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related To Doing Business In China— Dividends we receive from our PRC subsidiaries, dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to PRC withholding taxes under PRC tax laws.”), the amount of the dividends would include the withheld PRC taxes and, subject to certain conditions and limitations (including a minimum holding period requirement), such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax penalties.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the current and anticipated value of our assets, including goodwill, and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year or that the U.S. Internal Revenue Service will not take a contrary position.

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

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2013, or any future taxable year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

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

Certain U.S. Holders who are individuals may be required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs or ordinary shares.

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

Inflation

Inflation in China has not materially impacted our results of operations. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.3%, 5.4% and 2.6% year-over-year for the years ended December 31, 2010, 2011 and 2012.

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

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. On June 20, 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Between June 20, 2010 and December 31, 2012, the RMB appreciated by approximately 9.1% against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would adversely affect the RMB amount we receive from the conversion. Our U.S. dollar denominated cash balance was $24.4 million, $55.8 million and $122.6 million as of December 31, 2010, 2011 and 2012, respectively. A 1.0% increase in the value of the RMB against the U.S. dollar would have decreased this U.S. dollar denominated cash balance by RMB1.6 million, RMB3.5 million and RMB7.6 million as of December 31, 2010, 2011 and 2012, respectively.

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

A 1.0% decrease in interest rates would have decreased our interest income for the year ended December 31, 2012 from $6.7 million to $3.5 million.

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

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. We did not receive any payments or reimbursements from the depositary in 2012.

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

For the period from the effective date of our registration statement to December 31, 2012, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $20.4 million, which included $17.6 million for underwriting discounts and commissions and $2.8 million for other expenses. We received net proceeds of approximately $231.5 million from our initial public offering.

For the period from the effective date our registration statement to December 31, 2012, we used, from the proceeds of our initial public offering, approximately $80.0 million for the enhancement of our R&D capabilities to further develop technologies and the development of new Internet and mobile security products and services.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officers, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2012. Based on that evaluation, our chief executive officer and chief financial officers concluded that our disclosure controls and procedures as of December 31, 2012 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receiptsand expenditures are being made only in accordance with authorizations of our management or our board of directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our chief executive officer and chief financial officers, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. Based on its assessment, our management concluded that, as of the end of our most recent fiscal year, the year ended December 31, 2012, our internal control over financial reporting was effective based on the above criteria.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting

A material weakness was disclosed in our Form 20-F for 2011 which primarily related to lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP.

We have taken the following remedial measures to address this material weakness:

(i)	We have hired three additional accounting personnel with solid knowledge of U.S. GAAP and experience in SEC reporting, including one who has passed all parts of the U.S. Uniform CPA Examination.

(ii)	Our finance team attended internal workshops and external training seminars to stay current with U.S GAAP and SEC reporting requirements.

(iii)	We have hired additional internal audit personnel with experience working at public companies listed in the U.S.

•	In July 2012, we recruited a new internal audit manager with solid experience in U.S. GAAP and Sarbanes-Oxley compliance.
•	In December 2012, we recruited a new internal audit director, with Certified Internal Auditor qualification, knowledge and professional experience in U.S. GAAP and internal auditing.

As of December 31, 2012, our management concluded that the aforementioned material weakness had been remediated. Except for the remedial measures described above, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Qihoo 360 Technology Co. Ltd.

We have audited the internal control over financial reporting of Qihoo 360 Technology Co. Ltd. (the "Company"), and its subsidiaries, its variable interest entities ("VIEs") and VIEs' subsidiaries (collectively, the "Group") as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Group and our report dated April 19, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule, and included an explanatory paragraph regarding the Group' s adoption of the authoritative guidance on the presentation of comprehensive income.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 19, 2013

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

At the direction of the government of the People’s Republic of China in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	2011	2012
Audit fees (1)	$867,000	$1,300,000
Audit-related fees (2)	$220,000	$67,000
Tax fees (3)	$205,000	$59,000

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.                         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED   PURCHASERS

In January 2012, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to $50 million worth of our outstanding ADSs.  The following table sets forth the number of ADSs we purchased, as well as the aggregate consideration for the purchase (including transaction fees), through open-market transactions since the inception of the program. As of March 31, 2013, we have repurchased 14,544 of our Class A ordinary shares under this share repurchase program.

Issuer Purchases of Equity Securities
Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program
July 2012	900	$14.50	900	$49,986,951
August 2012	8,796	$14.31	8,796	$49,861,073

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

We intend to follow the applicable corporate governance standards under the New York Stock Exchange Listed Company Manual.

NYSE Listed Company Manual Section 302.00 requires each issuer to hold an annual meeting of shareholders during each fiscal year. However, NYSE Listed Company Manual permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2012. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Item 19.	EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of Qihoo 360 Technology Co. Ltd., as currently in effect (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.1	Specimen American Depositary Receipt of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.2	Specimen Certificate for Class A ordinary shares of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.3	Form of Deposit Agreement, among Qihoo 360 Technology Co. Ltd., the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.1	2006 Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.2	2006 Employee Share Vesting Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.5	Share Subscription Agreement dated December 22, 2009 by and among Qihoo 360 Technology Co. Ltd., Qizhi Software (Beijing) Co., Ltd., Beijing 3G3W Science & Technology Co., Ltd., Beijing Qibu Tianxia Technology Co., Ltd., Beijing Qihu Technology Company Limited, Qihoo 360 Software (Beijing) Company Limited, Shanghai Qitai Technology Company Limited, Beijing Star World Technology Company Limited, Chengdu Qiying Technology Company Limited and the investors named in schedule I thereto (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.6	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.7	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.8	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.9	Acknowledgement and Agreement of Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.10	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.11	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.12	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.13	Acknowledgement and Agreement of Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.14	Joinder Agreement to the Share Subscription Agreement, Shareholders’ Agreement, Registration Rights Agreement and Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and IDG Technology Venture Investment IV, LP dated April 26, 2010 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.15	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.16	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.17	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.18	Acknowledgement and Agreement of Sequoia Capital China Principals Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.19	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.20	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.21	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.22	Acknowledgement and Agreement of Sequoia Capital China Partners Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.23	Google Linking Agreement between Google Ireland Limited and Beijing Qihu Technology Company Limited dated December 1, 2008 (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.24	Novation Agreement among Google Ireland Limited, Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2009 (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.25	Amendment One to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated July 1, 2009 (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.26	Amendment Two to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated December 1, 2009 (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.27	Amendment Three to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated February 1, 2010 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.28	Amendment Four to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated April 1, 2010 (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.29	Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated October 1, 2009 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.30	Novation Agreement among Google Ireland Limited, Qizhi Software (Beijing) Co., Ltd. and Beijing Qihu Technology Company Limited dated September 1, 2010 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.31	Amendment One to Google Linking Agreement between Google Ireland Limited and Beijing Qihu Technology Company Limited dated October 1, 2010 (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.32	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2008 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.33	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated October 20, 2008 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.34	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated March 15, 2009 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.35	English translation of Loan Agreement among Qihoo Technology Company Limited and Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.36	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.37	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.38	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.39	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong, Xiaohong Shi and Beijing Qihu Technology Company Limited dated October 18, 2010 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.40	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Qihu Technology Company Limited, Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.41	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated June 1, 2010 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.42	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated September 1, 2010 (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.43	English translation of Confirmation Letter between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated November 1, 2010 (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.44	English translation of Power of Attorney issued by Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.45	English translation of Power of Attorney issued by Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.46	English translation of Power of Attorney issued by Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.47	Supplementary Subscription, Amendment and Adherence Agreement relating to Qihoo Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.54 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.48	Adherence and Amendment to the Shareholders Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.49	Adherence and Amendment to the Registration Rights Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.56 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.50	Adherence and Amendment to the Share Incentive Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.57 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.51	Share Subscription Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.58 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.52	Registration Rights Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.59 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.53	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.60 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.54*	Termination Agreement dated November 2, 2012 between Beijing Qihu Technology Co., Ltd. and Google Ireland Limited

4.55*	Purchase Agreement for Floors One to Four of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd.

4.56*	Purchase Agreement for Floors Five to Nineteen of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qifei Xiangyi (Beijing) Software Co., Ltd.

4.57*	Purchase Agreement for Ground Floor of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd.

4.58*	Purchase Agreement for Floors Two to Seventeen of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qizhi Software (Beijing) Co., Ltd.

4.59*	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011

4.60*	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011

4.61*	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhenyu Xie, Jianming Dong and Zhengyu Chen dated December 17, 2009

4.62*	English translation of Exclusive Technology Consultancy and Service Agreement among Qizhi Software (Beijing) Co., Ltd. and Beijing Star World Technology Co., Ltd dated October 12, 2009

4.63*	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012

4.64*	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012

4.65*	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012

4.66*	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhengyu Xie, Jianming Dong and Zhengyu Chen dated April 26, 2012

4.67*	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012

4.68*	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012

4.69*	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012

4.70*	English translation of Power of Attorney issued by Jianming Dong to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009

4.71*	English translation of Power of Attorney issued by Zhengyu Chen to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009

4.72*	English translation of Power of Attorney issued by Zhenyu Xie to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009

4.73*	English translation of Spousal Consent Letter issued by Chunxia He dated October 18, 2010

4.74*	English translation of Spousal Consent Letter issued by Xun Guo dated October 18, 2010

4.75*	English translation of Spousal Consent Letter issued by Jianxin Gao dated October 18, 2010

4.76*	English translation of Spousal Consent Letter issued by Chunxia He dated April 26, 2012

4.77*	English translation of Spousal Consent Letter issued by Lie Deng dated April 26, 2012

4.78*	English translation of Spousal Consent Letter issued by Chunchao Zheng dated April 26, 2012

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of Qihoo 360 Technology Company Limited (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Co-CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Co-CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Co-CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3*	Co-CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

* Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qihoo 360 Technology Co. Ltd.

	By:	/s/ Hongyi Zhou
Name: Hongyi Zhou
Title: Chairman and Chief Executive Officer

Date: April 19, 2013

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of Qihoo 360 Technology Co. Ltd., as currently in effect (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.1	Specimen American Depositary Receipt of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.2	Specimen Certificate for Class A ordinary shares of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.3	Form of Deposit Agreement, among Qihoo 360 Technology Co. Ltd., the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)
4.1	2006 Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.2	2006 Employee Share Vesting Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.5	Share Subscription Agreement dated December 22, 2009 by and among Qihoo 360 Technology Co. Ltd., Qizhi Software (Beijing) Co., Ltd., Beijing 3G3W Science & Technology Co., Ltd., Beijing Qibu Tianxia Technology Co., Ltd., Beijing Qihu Technology Company Limited, Qihoo 360 Software (Beijing) Company Limited, Shanghai Qitai Technology Company Limited, Beijing Star World Technology Company Limited, Chengdu Qiying Technology Company Limited and the investors named in schedule I thereto (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.6	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.7	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.8	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.9	Acknowledgement and Agreement of Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.10	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.11	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.12	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.13	Acknowledgement and Agreement of Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.14	Joinder Agreement to the Share Subscription Agreement, Shareholders’ Agreement, Registration Rights Agreement and Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and IDG Technology Venture Investment IV, LP dated April 26, 2010 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.15	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.16	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.17	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.18	Acknowledgement and Agreement of Sequoia Capital China Principals Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.19	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.20	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.21	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.22	Acknowledgement and Agreement of Sequoia Capital China Partners Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.23	Google Linking Agreement between Google Ireland Limited and Beijing Qihu Technology Company Limited dated December 1, 2008 (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.24	Novation Agreement among Google Ireland Limited, Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2009 (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.25	Amendment One to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated July 1, 2009 (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.26	Amendment Two to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated December 1, 2009 (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.27	Amendment Three to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated February 1, 2010 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.28	Amendment Four to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated April 1, 2010 (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.29	Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated October 1, 2009 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.30	Novation Agreement among Google Ireland Limited, Qizhi Software (Beijing) Co., Ltd. and Beijing Qihu Technology Company Limited dated September 1, 2010 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.31	Amendment One to Google Linking Agreement between Google Ireland Limited and Beijing Qihu Technology Company Limited dated October 1, 2010 (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.32	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2008 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.33	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated October 20, 2008 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.34	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated March 15, 2009 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.35	English translation of Loan Agreement among Qihoo Technology Company Limited and Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.36	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.37	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.38	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)
4.39	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong, Xiaohong Shi and Beijing Qihu Technology Company Limited dated October 18, 2010 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.40	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Qihu Technology Company Limited, Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.41	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated June 1, 2010 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.42	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated September 1, 2010 (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.43	English translation of Confirmation Letter between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated November 1, 2010 (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.44	English translation of Power of Attorney issued by Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.45	English translation of Power of Attorney issued by Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.46	English translation of Power of Attorney issued by Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.47	Supplementary Subscription, Amendment and Adherence Agreement relating to Qihoo Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.54 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.48	Adherence and Amendment to the Shareholders Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.49	Adherence and Amendment to the Registration Rights Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.56 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.50	Adherence and Amendment to the Share Incentive Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.57 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.51	Share Subscription Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.58 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.52	Registration Rights Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.59 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.53	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.60 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.54*	Termination Agreement dated November 2, 2012 between Beijing Qihu Technology Co., Ltd. and Google Ireland Limited

4.55*	Purchase Agreement for Floors One to Four of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd.

4.56*	Purchase Agreement for Floors Five to Nineteen of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qifei Xiangyi (Beijing) Software Co., Ltd.

4.57*	Purchase Agreement for Ground Floor of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd.

4.58*	Purchase Agreement for Floors Two to Seventeen of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qizhi Software (Beijing) Co., Ltd.

4.59*	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011

4.60*	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011

4.61*	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhenyu Xie, Jianming Dong and Zhengyu Chen dated December 17, 2009

4.62*	English translation of Exclusive Technology Consultancy and Service Agreement among Qizhi Software (Beijing) Co., Ltd. and Beijing Star World Technology Co., Ltd dated October 12, 2009

4.63*	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012

4.64*	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012

4.65*	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012

4.66*	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhengyu Xie, Jianming Dong and Zhengyu Chen dated April 26, 2012

4.67*	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012

4.68*	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012

4.69*	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012

4.70*	English translation of Power of Attorney issued by Jianming Dong to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009

4.71*	English translation of Power of Attorney issued by Zhengyu Chen to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009

4.72*	English translation of Power of Attorney issued by Zhenyu Xie to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009

4.73*	English translation of Spousal Consent Letter issued by Chunxia He dated October 18, 2010

4.74*	English translation of Spousal Consent Letter issued by Xun Guo dated October 18, 2010

4.75*	English translation of Spousal Consent Letter issued by Jianxin Gao dated October 18, 2010

4.76*	English translation of Spousal Consent Letter issued by Chunxia He dated April 26, 2012

4.77*	English translation of Spousal Consent Letter issued by Lie Deng dated April 26, 2012

4.78*	English translation of Spousal Consent Letter issued by Chunchao Zheng dated April 26, 2012

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of Qihoo 360 Technology Company Limited (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Co-CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Co-CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Co-CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3*	Co-CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

* Filed with this annual report on Form 20-F.

QIHOO 360 TECHNOLOGY CO. LTD.

Consolidated Financial Statements and

Report of Independent Registered Public Accounting Firm

For the years ended December 31, 2010, 2011 and 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2012	F – 3,4

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012	F – 5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012	F -6

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012	F – 7,8

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012	F – 9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012	F – 10

ADDITIONAL INFORMATION- FINANCIAL STATEMENT SCHEDULE I	F – 74

QIHOO 360 TECHNOLOGY CO. LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

QIHOO 360 TECHNOLOGY CO. LTD.

We have audited the accompanying consolidated balance sheets of Qihoo 360 Technology Co. Ltd. (the "Company"), and its subsidiaries, its variable interest entities ("VIEs") and VIEs' subsidiaries (collectively, the "Group") as of December 31, 2011 and 2012 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years ended December 31, 2010, 2011 and 2012, and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2013 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 19, 2013

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	$343,731	$380,664
Restricted cash	-	1,905
Trading securities	231	179
Accounts receivable (net of allowance for doubtful accounts of $68
and $213 as of December 31, 2011 and 2012, respectively)	16,741	23,591
Prepaid expenses and other current assets	12,808	26,802
Deferred tax assets - current	858	2,131

Total current assets	374,369	435,272

Property and equipment, net	16,665	126,035
Land use rights, net	-	73,645
Acquired intangible assets, net	7,854	12,310
Goodwill	4,580	4,628
Long-term investments	15,561	27,559
Other noncurrent assets	4,415	9,335
Deferred tax assets - noncurrent	514	745

TOTAL ASSETS	$423,958	$689,529

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $5,872 and $7,109 as of December 31, 2011
and 2012, respectively)	$5,872	$7,109
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd.
of $7,984 and $41,488 as of December 31, 2011 and 2012, respectively)	19,802	168,546
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $9,831 and $17,520
as of December 31, 2011 and 2012, respectively)	12,089	21,049
Amount due to related parties (including amount due to related parties of the consolidated
VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $1,025 and $148
as of December 31, 2011 and 2012, respectively)	1,025	148
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $3,635 and $2,710
as of December 31, 2011 and 2012, respectively)	7,312	6,862
Current portion of long-term payable (including current portion of long-term payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd.
of $460 and nil as of December 31, 2011 and 2012, respectively)	460	-

Total current liabilities	46,560	203,714

Deferred tax liabilities	507	790
Deferred revenue-noncurrent (including deferred revenue-noncurrent of the consolidated
VIEs without recourse to Qihoo 360 Technology Co. Ltd. of
$1,589 and $3,242 as of December 31, 2011 and 2012, respectively)	5,113	6,762
Other noncurrent liabilities (including other noncurrent liabilities of the consolidated
VIEs without recourse to Qihoo 360 Technology Co. Ltd. of
$286 and nil as of December 31, 2011 and 2012, respectively)	286	-

TOTAL LIABILITIES	$52,466	$211,266

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED BALANCE SHEETS - continued

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2011	2012

Commitments and contingencies (Note 21)

EQUITY
Qihoo 360 Technology Co. Ltd. shareholders' equity
Class A ordinary shares ($0.001 par value; 378,000,000 and 378,000,000 shares authorized as of
December 31, 2011 and 2012, respectively; 109,392,815 and 123,472,524 shares issued
and outstanding as of December 31, 2011 and 2012, respectively)	109	123
Class B ordinary shares ($0.001 par value; 122,000,000 and 122,000,000 shares authorized as of
December 31, 2011 and 2012, respectively; 69,636,436 and 60,684,573 shares issued
and outstanding as of December 31, 2011 and 2012, respectively)	70	61
Additional paid-in capital	363,021	420,662
Statutory reserves	5,667	16,075
Accumulated other comprehensive income	6,263	9,114
(Accumulated deficit) retained earnings	(4,277)	32,061

Total Qihoo 360 Technology Co. Ltd. shareholders' equity	370,853	478,096
Noncontrolling interest	639	167

TOTAL EQUITY	371,492	478,263

TOTAL LIABILITIES AND EQUITY	$423,958	$689,529

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except for shares and per share data)

	For the year ended December 31,
	2010	2011	2012
Revenues:
Internet services	$53,790	$166,961	$328,882
Sale of third party anti-virus software	3,875	890	150

Total revenues	57,665	167,851	329,032

Cost of revenues:
Internet services	5,566	18,680	32,762
Sale of third party anti-virus software	1,185	238	40

Total cost of revenues	6,751	18,918	32,802

Subsidy income	266	151	2,570

Operating expenses:
Selling and marketing	12,603	46,836	58,178
General and administrative	5,051	19,054	34,295
Product development	24,505	64,962	156,269
Impairment loss on intangible assets	-	87	1,348

Total operating expenses	42,159	130,939	250,090

Income from operations	9,021	18,145	48,710

Interest income	317	2,541	6,715
Other (expense) income	(60)	(3)	1,243
Exchange (loss) gain	(267)	6,294	49
Impairment loss on long-term investments	-	(902)	(2,302)
Change in unrealized holding loss of trading securities	-	(220)	(52)
Gain on disposal of long-term investments and a subsidiary	-	-	8,332

Income before income tax expense and loss from equity method investments	9,011	25,855	62,695
Income tax expense	(463)	(10,874)	(11,379)
Loss from equity method investments	(57)	(437)	(4,845)

Net income	8,491	14,544	46,471
Add: Net loss attributable to noncontrolling interest	17	1,059	275

Net income attributable to Qihoo 360 Technology Co. Ltd.	8,508	15,603	46,746

Accretion of Series A convertible participating redeemable preferred shares	815	203	-
Accretion of Series B convertible participating redeemable preferred shares	1,250	313	-
Accretion of Series C convertible participating redeemable preferred shares	978	255	-

Net income attributable to ordinary shareholders
of Qihoo 360 Technology Co. Ltd.	$5,465	$14,832	$46,746

Net income per ordinary share-basic	$0.05	$0.10	$0.26
Net income per ordinary share-diluted	$0.05	$0.09	$0.25

Weighted average shares used in calculating net income per ordinary share-basic	71,350,571	149,068,287	176,442,866
Weighted average shares used in calculating net income per ordinary share-diluted	71,350,571	172,992,515	183,623,235

Share based compensation expense included in:
Cost of revenues	$-	$16	$4
Selling and marketing	$524	$31,455	$21,260
General and administrative	$337	$4,549	$8,365
Product development	$3,145	$11,969	$20,976

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except for shares and per share data)

	For the year ended December 31,
	2010	2011	2012

Net income	$8,491	$14,544	$46,471

Other comprehensive income, net of tax:
Foreign currency translation adjustments	1,330	3,278	2,849

Other comprehensive income	1,330	3,278	2,849

Comprehensive income	9,821	17,822	49,320

Add: Comprehensive loss attributable to noncontrolling interest	12	1,027	277

Comprehensive income attributable to Qihoo 360 Technology Co. Ltd	$9,833	$18,849	$49,597

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Ordinary shares		Shares to be issued		Additional paid-in	Statutory	Accumulated other comprehensive	(Accumulated deficit) retained	Total Qihoo 360 Technology Co. Ltd. shareholders'	Noncotrolling	Total (deficit)
	Shares	Amount	Shares	Amount	capital	reserves	income	earnings	equity	interest	equity
Balance as of January 1, 2010	65,339,960	$65	2,703,236	$3,558	$5,011	$84	$1,692	$(18,991)	$(8,581)	$-	$(8,581)
Issuance of ordinary shares in connection with business acquisitions and share-based compensation arrangement	5,642,720	6	(2,125,176)	(3,183)	3,177	-	-	-	-	-	-
Issuance of ordinary shares in connection with exercise of share options	578,060	1	(578,060)	(375)	374	-	-	-	-	-	-
Share-based compensation	-	-	-	-	4,006	-	-	-	4,006	-	4,006
Accretion of Series A convertible participating redeemable preferred shares	-	-	-	-	-	-	-	(815)	(815)	-	(815)
Accretion of Series B convertible participating redeemable preferred shares	-	-	-	-	-	-	-	(1,250)	(1,250)	-	(1,250)
Accretion of Series C convertible participating redeemable preferred shares	-	-	-	-	-	-	-	(978)	(978)	-	(978)
Provision for statutory reserves	-	-	-	-	-	80	-	(80)	-	-	-
Noncontrolling interest for establishments of subsidiaries	-	-	-	-	-	-	-	-	-	519	519
Net income	-	-	-	-	-	-	-	8,508	8,508	(17)	8,491
Foreign currency translation adjustments	-	-	-	-	-	-	1,325	-	1,325	5	1,330
Balance as of December 31, 2010	71,560,740	72	-	-	12,568	164	3,017	(13,606)	2,215	507	2,722
Accretion of Series A convertible participating redeemable preferred shares	-	-	-	-	-	-	-	(203)	(203)	-	(203)
Accretion of Series B convertible participating redeemable preferred shares	-	-	-	-	-	-	-	(313)	(313)	-	(313)
Accretion of Series C convertible participating redeemable preferred shares	-	-	-	-	-	-	-	(255)	(255)	-	(255)

Issuance of ordinary shares in connection with share-based compensation arrangements	3,059,779	3	-	-	-	-	-	-	3	-	3
Share-based compensation	-	-	-	-	47,989	-	-	-	47,989	-	47,989
Issuance of ordinary shares in connection with exercise of options	31,172	-	-	-	48	-	-	-	48	-	48

Issuance of ordinary shares upon initial public offering ("IPO"), net of offering costs of $2,763	26,063,544	26	-	-	231,523	-	-	-	231,549	-	231,549
Conversion of participating redeemable preferred shares to ordinary shares	78,314,016	78	-	-	70,893	-	-	-	70,971	-	70,971
Provision for statutory reserves	-	-	-	-	-	5,503	-	(5,503)	-	-	-
Noncontrolling interest for establishment of a subsidiary	-	-	-	-	-	-	-	-	-	1,548	1,548
Disposal of noncontrolling interest in a subsidiary	-	-	-	-	-	-	-	-	-	(389)	(389)
Net income	-	-	-	-	-	-	-	15,603	15,603	(1,059)	14,544
Foreign currency translation adjustments	-	-	-	-	-	-	3,246	-	3,246	32	3,278

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - continued

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	Ordinary shares		Shares to be issued		Additional paid-in	Statutory	Accumulated other comprehensive	(Accumulated deficit) retained	Total Qihoo 360 Technology Co. Ltd. shareholders'	Noncotrolling	Total (deficit)
	Shares	Amount	Shares	Amount	capital	reserves	income	earnings	equity	interest	equity
Balance as of December 31, 2011	179,029,251	$179	-	$-	$363,021	$5,667	$6,263	$(4,277)	$370,853	$639	371,492
Issuance of ordinary shares in connection with share-based compensation arrangements	3,512,394	3	-	-	-	-	-	-	3	-	3
Share-based compensation					50,605	-	-		50,605	-	50,605
Issuance of ordinary shares in connection with exercise of options	1,615,452	2	-	-	6,963	-	-	-	6,965	-	6,965
Provision for statutory reserves	-	-	-	-	-	10,408	-	(10,408)	-	-	-
Noncontrolling interest for establishments of subsidiaries	-	-	-	-	-	-	-	-	-	422	422
Disposal of noncontrolling interest in subsidiaries	-	-	-	-	73	-	-	-	73	(617)	(544)
Net income	-	-	-	-	-	-	-	46,746	46,746	(275)	46,471
Foreign currency translation adjustments	-	-	-	-	-	-	2,851	-	2,851	(2)	2,849

Balance as of December 31, 2012	184,157,097	$184	-	$-	$420,662	$16,075	$9,114	$32,061	$478,096	$167	$478,263

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except for shares and per share data)

	For the year ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income	8,491	14,544	46,471
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	4,006	47,989	50,605
Depreciation and amortization	1,344	4,227	16,457
Amortization of land use rights	-	-	140
Gain on disposal of property and equipment	-	-	(838)
Gain on disposal of a subsidiary	-	-	(3,566)
Gain on disposal of long-term investments	-	-	(4,766)
(Reversal) provision of allowance for doubtful accounts	(32)	51	454
Loss from impairment of intangible assets	-	87	1,348
Loss on equity method investments	57	437	4,845
Unrealized holding loss on trading securities	-	220	52
Loss from impairment of long-term investments	-	902	2,302
Changes in operating assets and liabilities:
Accounts receivable	1,100	(8,066)	(6,765)
Prepaid expenses and other current assets	(1,144)	(8,684)	(8,404)
Payment for land use rights	-	-	(14,102)
Deferred taxes	60	(315)	(1,204)
Other noncurrent assets	(195)	(4,077)	392
Accounts payable	670	4,603	1,164
Accrued expenses and other current liabilities	2,858	11,554	23,274
Deferred revenue	2,824	10,744	10,354
Amount due to related parties	-	964	83
Income tax payable	86	7,123	(508)

Net cash provided by operating activities	20,125	82,303	117,788

Cash flows from investing activities:
Restricted cash	-	-	(1,902)
Purchase of property and equipment	(2,826)	(16,320)	(68,796)
Purchase of intangible assets	(1,203)	(1,457)	(5,073)
Net cash (paid for) acquired from business acquisition	(2,619)	(487)	258
Purchase of other assets	(1,039)	(1,571)	(459)
Purchase of trading securities	-	(451)	-
Capital contribution for cost method investments	(146)	(7,599)	(8,023)
Capital contribution for equity method investments	(1,220)	(6,926)	(16,218)
Cash collected from disposal of long-term investments and a subsidiary	-	-	13,847
Proceeds from disposal of property and equipment	-	-	2,126
Dividends received from a cost method investee	-	-	313

Net cash used in investing activities	(9,053)	(34,811)	(83,927)

Cash flows from financing activities:
Proceeds from issuance of Series C convertible participating
redeemable preferred shares	20,000	-	-
Payment of issuance costs of Series C convertible participating
redeemable preferred shares	(78)	-	-
Proceeds from exercise of share options	375	20	2,089
Proceeds from issuance of ordinary shares upon IPO	-	234,312	-
Payment of IPO costs	(44)	(2,611)	-
Capital contribution from noncontrolling interest shareholders	-	1,559	36
Payment for share repurchase	-	-	(139)

Net cash provided by financing activities	20,253	233,280	1,986

Effect of exchange rate on cash and cash equivalents	1,036	2,454	1,086
Net increase in cash and cash equivalents	32,361	283,226	36,933
Cash and cash equivalents at beginning of year	28,144	60,505	343,731

Cash and cash equivalents at end of year	60,505	343,731	380,664

Supplemental disclosure of cash flow information:
Income tax paid	317	3,699	12,578

Supplemental schedule of non-cash activities:
Conversion of participating redeemable preferred shares to ordinary shares	-	70,971	-
Payable for purchasing land use rights, plant, property and equipment
and intangible assets	271	915	125,760
Accrued and deferred IPO costs	515	108	-
Nonmonetary transaction (Note 8(v))	-	2,100	-

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Qihoo 360 Technology Co. Ltd. (the "Company" or "Qihoo 360", formerly known as Qihoo Technology Company Limited), incorporated in the Cayman Islands in June 2005, with its consolidated subsidiaries, variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to the "Group") is primarily involved in the operations of internet services in the People's Republic of China (the "PRC"). Prior to April 2012, the Group also involved in sales of third party anti-virus software in the PRC and such operation was diminished after the expiry of the agreement with the third-party developer in April 2012.

As of December 31, 2012, details of the Company's subsidiaries, its VIEs and VIEs' subsidiaries are as follows:

	Place of	Later of	Percentage of
	establishment/	acquisition/	economic
	incorporation	incorporation	ownership

Subsidiaries
Qizhi Software (Beijing) Co., Ltd. ("Qizhi Software")	PRC	December 28, 2005	100%
Tianjin Qisi Technology Co., Ltd. ("Tianjin Qisi")	PRC	September 15, 2011	100%
Beijing Qichuang Yousheng Keji Co., Ltd (“QCYS”)	PRC	July 24, 2012	100%
Qifei Xiangyi (Beijing) Software Co., Ltd (“QFXY)	PRC	August 17, 2012	100%
Qiji International Development Limited ("Qiji International")	HK	November 1, 2010	100%
Qifei International Development Co. Limited ("Qifei International")	HK	November 2, 2010	100%
360 International Development Co. Limited ("360 International")	HK	November 2, 2010	100%

VIEs
Beijing 3G3W Science & Technology Co., Ltd. ("3G")	PRC	December 28, 2005	100%
Beijing Qibu Tianxia Technology Co., Ltd. ("QBTX")	PRC	November 28, 2006	100%
Beijing Qihu Technology Co., Ltd. ("Beijing Qihu")	PRC	August 13, 2007	100%
Qihoo 360 Software (Beijing) Co., Ltd. ("QH360")	PRC	May 4, 2009	100%
Shanghai Qitai Network Technology Co., Ltd. ("Shanghai Qitai")	PRC	September 2, 2009	100%
Beijing Star World Technology Co., Ltd. ("Beijing Star World")	PRC	October 12, 2009	100%
Chengdu Qiying Technology Co., Ltd. ("CDQY")	PRC	December 17, 2009	100%
Qihoo Ceteng Technology Co., Ltd. ("Ceteng ")	PRC	April 28, 2011	100%
Shanghai JN Technology Co., Ltd. ("Shanghai JN ")	PRC	August 5, 2011	100%
Shanghai Yizhitang Information Service Co., Ltd. ("YZT")	PRC	December 1, 2011	100%
360 Youjiu (Beijing) Technology Co., Ltd. (“360 Youjiu”)	PRC	March 12, 2012	77.78%
Shanghai Qihu Technology Co., Ltd. (“Shanghai QH”)	PRC	April 26, 2012	100%
Sanya Qijun Technology Co., Ltd. (“SYQJ”)	PRC	September 25, 2012	100%

VIEs' Subsidiaries
Beijing Yuan Tu Technology Co., Ltd. ("Yuan Tu")	PRC	December 28, 2010	70%
Shanghai Juliu Software Technology Co., Ltd. (“SHJL”)	PRC	July 11, 2012	60%
Beijing Jueying Telecommunication Technology Co., Ltd. (“BJJY”)	PRC	August 31, 2012	100%
Beijing Qifutong Technology Co., Ltd. (“QFT”)	PRC	October 25, 2012	100%
Beijing Chuxun Technology Co., Ltd. (“BJCX”)	PRC	December 17, 2012	70%
Beijing Wanbokesi Information Technology Co., Ltd. (“WBKS”)	PRC	December 24, 2012	100%

History of the Group and corporate reorganization

Qizhi Software, a wholly foreign owned subsidiary in PRC, entered into a series of contractual arrangements with 3G, QBTX, Beijing Qihu, QH360, Shanghai Qitai, Beijing Star World, CDQY, Ceteng, Shanghai JN, YZT, 360 Youjiu, Shanghai QH and SYQJ (collectively the "VIEs") in January 2006, November 2006, August 2007, May 2009, September 2009, October 2009, December 2009, April 2011, and August 2011, November 2012, February 2012, May 2012 and September 2012, respectively. (See below for a description of the VIE arrangements under which the Company, or its subsidiaries, is the primary beneficiary of its consolidated VIEs and their subsidiaries).

QIHOO 360 TECHNOLOGY CO. LTD.

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, the Company conducts substantially the majority of its business through the VIEs and their subsidiaries. To provide the Company the expected residual returns of the VIEs and their subsidiaries, Qizhi Software has entered into the following contractual arrangements with the VIEs and their shareholders that enable the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Company's consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIEs, the Company believes the Company's rights under the terms of the equity disposition agreements provide it with a substantive kick out right. More specifically, the Company believes the terms of the equity disposition agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. A simple majority vote of the Company's board of directors is required to pass a resolution to exercise the Company's rights under the exclusive option agreement, for which the consent from the shareholders of the VIEs is not required. The Company's rights under the equity disposition agreements give the Company the power to control the shareholders of the VIEs and thus the power to direct the activities that most significantly impact the VIEs' economic performance. In addition, the Company's rights under the powers of attorney also reinforce the Company's abilities to direct the activities that most significantly impact the VIEs' economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew service agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that service agreements are executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIEs.

The series of contractual arrangements are summarized as follows:

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Business Operation Agreements

Under the Business Operation Agreements, the registered shareholders of VIEs and the VIEs may not enter into any transaction that could materially affect the assets, liabilities, interests or operations of the VIEs, without Qizhi Software's prior written consent. In addition, directors, general managers, financial controllers or other senior managers of VIEs must be Qizhi Software's nominees appointed by the registered shareholders of the VIEs. Each business operation agreement has a term of ten years and is renewable at Qizhi Software's sole discretion.

Technology Consulting and Services Agreements

Under the Technology Consulting and Services Agreements, Qizhi Software agreed to provide the VIEs with technology support and consulting services. VIEs agreed to pay certain percentage of its revenue as service fees to Qizhi Software. The service fees are subject to adjustment by Qizhi Software. The agreements have a term of three to ten years unless terminated upon both parties’ agreement. The agreement may be renewed upon Qizhi Software’s approval and the renewed term will be based on agreement of both parties.

Equity Disposition Agreements

The agreements granted Qizhi Software or its designated person exclusive options to purchase, when and to the extent permitted under PRC law, any part or all of the equity interests in the VIEs. The exercise price for the options to purchase all of the equity interests is the minimum amount of consideration permissible under the then applicable PRC law. The agreements have an initial term of ten years and are renewable at Qizhi Software's sole discretion. Under the equity disposition agreements, the registered shareholders of the VIEs may sell the pledged shares to the Company at a nominal price to pay off the loans. The Company absorbs losses of the VIEs, and is exposed to the risk of losses from the operation of the VIEs.

Loan Agreements

Under Loan Agreements between the Company and the registered shareholders of VIEs, the Company extended loans to the registered shareholders of VIEs for contributing registered capital to the VIEs in order to hold 100% of the equity interest in the VIEs. Each loan agreement has a term of ten years and is renewable upon both parties' agreement.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Equity Pledge Agreements

Under Qizhi Software's Equity Pledge Agreements with the VIEs and their respective registered shareholders, the registered shareholders of the VIEs pledged all of their respective equity interests in favor of Qizhi Software to secure VIEs' obligations under the Equity Disposition Agreements and Business Operation Agreements described above. If any of the VIEs breaches any of their respective contractual obligations under these agreements seriously, Qizhi Software, as pledgee, will be entitled to dispose the pledged equity interests. The registered shareholders of VIEs agreed not to dispose of, or otherwise create any new encumbrance on their respective equity interests in the VIEs, and not to approve the VIEs to merge with other entities or reorganize in any other forms, without Qizhi Software's prior written consent. Unless terminated at Qizhi Software's sole discretion, each equity pledge agreement has a term of ten years and is renewable at Qizhi Software's sole discretion, similar to the term of Equity Disposition Agreements and Business Operation Agreements.

Power of Attorney

Each registered shareholder of VIEs, has executed a power of attorney appointing Qizhi Software to be his or her attorneys, and irrevocably authorizing Qizhi Software to vote on his or her behalf on all of the matters concerning the VIEs, that may require shareholders' approval. The term of power of attorney is ten years. The Power of Attorney can be renewed at Qizhi Software’s sole discretion.

Spousal Consent

Under the Spousal Consent letters, the spouse of each married registered shareholder of VIEs has signed a spousal consent letter, whereby the spouse agrees that (i) the equity interests of the VIEs owned by such shareholder will be disposed of only in accordance with the applicable Equity Disposition Agreement, Equity Pledge Agreement, Loan Agreement and other related agreements executed by the shareholder, (ii) such equity interests do not constitute communal property with such shareholder and (iii) the spouse irrevocably and unconditionally waives all rights and benefits with respect to such equity interests, including the right to sue in any court and under all applicable laws.

As a result of the contractual arrangements described above, Qizhi Software has the power to direct the activities of the VIEs that most significantly affect the entity's economic performance, bears the economic risks and receives the economic benefits of the VIEs, and is the primary beneficiary of the VIEs. Therefore, the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements since the later of the date of acquisition and incorporation.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure

The Company believes that Qizhi Software's contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

▪	revoke the Group's business and operating licenses
▪	require the Group to discontinue or restrict the Group's operations
▪	restrict the Group's right to collect revenues,
▪	block the Group's websites,
▪	require the Group to restructure the Group's operations,
▪	impose additional conditions or requirements with which the Group may not be able to comply
▪	impose restrictions on the Group's business operations or on the Group's customers or take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

The Company's ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their shareholders, and it may lose the ability to receive economic benefits from the VIEs.

The shareholders of the VIEs are directors or officers of the Company. Most of them are also shareholders of the Company. Therefore they have no current interest in seeking to act contrary to the contractual arrangements. The interests of the VIEs' shareholders may differ from the interests of the Company as a whole. The Company cannot assure that when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as the beneficial owners and directors or officers of the VIEs, on the one hand, and as beneficial owners and directors or officers of the Company, on the other hand. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the equity disposition agreements provide the Company with a mechanism to remove the shareholders as the beneficial shareholders of the VIEs should they act to the detriment of the Company. The Company relies on the VIEs' shareholders, as directors and officers of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIEs' shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

QIHOO 360 TECHNOLOGY CO. LTD.

To further protect the investors' interest from any risk that the shareholders of the VIEs may act contrary to the contractual arrangements, the Company, through Qizhi Software, entered into irrevocable powers of attorney with the registered shareholders of the VIEs. Through these powers of attorney, the shareholders of the VIEs entrusted Qizhi Software as its proxy to exercise its rights as the shareholders of the VIEs with respect to an aggregate of 100% of the equity interests in the VIEs. The term of power of attorney is ten years. The power of attorney can be renewed at Qizhi Software’s sole discretion.

The following consolidated financial statement balances and amounts of the Group's VIEs and their subsidiaries were included in the accompanying consolidated financial statements as of and for the years ended:

		December 31,
		2011	2012

Total current assets		$59,800	$94,689
Total noncurrent assets		35,627	89,202

Total assets		95,427	183,891

Total current liabilities		28,807	68,975
Total noncurrent liabilities		1,880	3,613

Total liabilities		$30,687	$72,588

	Year ended December 31,
	2010	2011	2012

Revenues	$48,967	$160,613	$303,200
Net income	$15,220	$78,494	$150,408

	Year ended December 31,
	2010	2011	2012

Net cash provided by operating activities	$9,975	$56,621	$75,983
Net cash used in investing activities	(5,477)	(32,367)	(50,951)
Net cash provided by financing activities	-	1,545	36

	$4,498	$25,799	$25,068

The VIEs contributed an aggregate of 84.9%, 95.7% and 92.1% of the consolidated revenues for the year ended December 31, 2010, 2011 and 2012, respectively. The Group's operations not conducted through contractual arrangements with the VIEs primarily consist of its advertisement agency service and technology support service. As of the years ended December 31, 2011 and 2012, the VIEs accounted for an aggregate of 22.5% and 26.7%, respectively, of the consolidated total assets, and 58.5% and 34.4%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalent, account receivables, property and equipment, and land use rights. There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 25 for disclosure of restricted net assets.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its wholly owned subsidiaries and VIEs and their subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include allowance for doubtful accounts, valuations of acquired intangible assets, share-based compensation, valuation allowances for deferred tax assets, impairment of long-term investments, impairment of long-lived assets, useful lives of definite-lived intangible assets and other long-lived assets as well as goodwill impairment assessment.

Fair value measurements

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
•	Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•	Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Group measures certain assets, including the long-term investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to the long-term investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary, and impairment charge to the intangible assets is recorded when their carrying amounts may not be recoverable.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents those receivables derived in the ordinary course of business. Allowance for doubtful accounts reflect the Group's best estimate of probable losses inherent in the accounts receivable balances. The Group regularly review allowances by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

Property and equipment, net

Property and equipment is carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer equipment and application software	3 years
Building	44 - 60 years
Office building related facility and machines	10 – 15 years
Furniture and vehicles	3 - 5 years
Leasehold improvements	lesser of the lease term or the estimated
useful life of the assets

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Land use rights, net

All land in the PRC is owned by the PRC government, which, according to the relevant PRC law, may grant the right to use the land for a specified period of time. Payment for acquiring land use rights are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided on a straight-line basis over the term of the land use rights.

Acquired intangible assets, net

Acquired intangible assets are estimated by management based on the fair value of assets acquired. Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the following estimated useful lives, which are as follows:

Domain names	3 - 10 years
Source code	5 - 8 years
Technology	3 - 10 years
Non-compete agreement	1 - 5 years
Trade mark	3 years
License of service provider	8 years

As of December 31, 2011 and 2012, the carrying values of these intangible assets with definite useful lives are $5,497 and $11,140, respectively.

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. Certain domain names, trademarks and business license resulting from the acquisitions of business are determined to have indefinite lives. As of December 31, 2011 and 2012, the carrying values of these intangible assets with indefinite lives are $2,357 and $1,170, respectively.

Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that a long-lived asset's carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2010, 2011 and 2012, the Group recognized nil, $87 and $1,151, respectively, of impairment losses on identifiable intangible assets with determinable useful lives. The related intangible assets are impaired in full when impairment indicators are noted.

QIHOO 360 TECHNOLOGY CO. LTD.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for the Group) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Group adopted this pronouncement since 2012. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.

An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group recognized no impairment loss on goodwill for any of the periods presented.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from third party, if any. During the years ended December 31, 2010, 2011 and 2012, the Group recognized nil, nil and $197, respectively, of impairment losses on its indefinite-lived intangible assets.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Equity Method Investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimated the fair value of these investee companies based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. Certain of the equity method investments experience a deteriorating financial position and performance and the Group does not expect them to generate any positive future cash flows. Accordingly, the Group accrued an impairment charge of nil, $236 and $1,541 in 2010, 2011 and 2012, respectively, on these equity method investments based on their fair value which would be minimal.

Cost Method Investments

For investee companies over which the Group does not have significant influence and a controlling interest, the Group carries the investment at cost and recognize as income for any dividend received from distribution of the investee’s earnings.

The Group reviews its cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. The Group estimated the fair value of these investee companies based on discounted cash flow approach. Factors the Group considers in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and the Group's intent and ability to hold such investment. As a result of the assessment process for its cost method investments, the Group recognized impairment charge of nil, $666 and $761 in 2010, 2011 and 2012, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Internet services revenue

Internet services revenue includes online advertising, internet value-added services and other services.

(1)	Online advertising

The Group provides links to third-party websites or online applications on its platform products (such as Personal Start-up Page). The Group has two general pricing models for advertising links: cost over a time period and cost for performance basis. Under both models, the Group charges fees to its customers directly or indirectly determined based on the effectiveness of advertising links, which is typically measured by active users, clicks, transactions and other actions originated from the 360 Personal Start-up Page. Additionally, fees are determined based on the industry of the customer and the location of the advertising link. For advertising contracts that are charged on the cost over a time period, the Group recognizes revenue ratably over the period the advertising is provided. For contracts that are charged on the cost for performance, the revenue is estimated by the Group based on its internal data, which is confirmed with the respective customers.

The Group also directs search traffic to search engines such as Google through its default search boxes on the Group's 360 Browsers and its default home page, 360 Personal Start-up Page. The Group receives a pre-determined fee from search engine companies based on the number of searches originated from the search boxes in 360 Browsers and 360 Personal Start-up Page, subject to a pre-determined limit, from search engine companies. The revenue is estimated by the Group based on its traffic data, which is confirmed subsequently with the search engine companies. Since the Group launched its own search engine in August 2012, revenue from search referral service has become insignificant.

The Group occasionally engages in nonmonetary transactions to allow certain third parties to bundle the Group's security products with third parties' software products, or to grant the third parties the right to provide links to the Group's free security products on the third parties' websites in exchange for more downloads of its security products. The Group recognizes revenues and expenses at fair value from a nonmonetary transaction only if the fair value of the services exchanged in the transaction is determinable based on the entity's own historical practice of receiving cash, trading securities, or other consideration that is readily convertible to a known amount of cash for similar services from customers unrelated to the counterparty in the nonmonetary transaction. In 2011, the Group engaged in one nonmonetary transaction for which the fair value was determinable (see details in Note 8(v)). Other than this transaction, for the years ended December 31, 2010, 2011 and 2012, the Group engaged in nonmonetary transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these nonmonetary transactions were recognized.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Internet services revenue - continued

(2)	Internet value-added services

The Group's internet value-added services include offering games developed by third parties, offering remote technical support to paying users, and providing other internet value-added services on the Group's platforms.

Games - The Group provides game services and generates revenue from selling in-game currency, which will be later used by game players to purchase in-game virtual items. The Group’s game portfolio includes web games, client-based games and mobile games. All of the games are developed by third-party game developers and can be accessed and played by game players directly through the Group’s game platform. The Group primarily views the game developers to be its customers and considers its responsibility under its agreements with the game developers to be promotion of the game developers' games. The Group generally collects payments from game players in connection with the sale of in-game currencies and remits certain agreed-upon percentages of the proceeds to the game developers and records revenue net of remittances. Revenue from the sale of in-game currency is primarily recorded net of remittances to game developers and deferred until the estimated consumption date, (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time after purchase of the in-game currency. Purchases of in-game currency are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game is insignificant. To date, the Group has never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game.

Remote technical support - The Group provides live technical assistance on a broad range of computer issues relating to security and performance optimization through remote access to users' computers. The Group generally charges fees on a per case basis for this service and also provides monthly and annual subscriptions. For services charged on a per case basis, the Group recognizes revenue when the service is provided. For monthly and annual subscriptions, the Group recognizes revenue ratably over the life of the subscription. In May 2012, the Group offers remote technical support services for free and refunds prepaid fees to users.

Other internet value-added services – The Group acts as an agent for providing online distribution services and payment collection services on behalf of third-parties, such as online distribution of lottery, collection payment for mobile charges, e-books and etc. The Group provides payment collection services mainly through third-party professional payment and settlement institutions. The Group generally charges commission as a percentage of the gross proceeds or collection amount, and the revenue is estimated by the Group based on its internal system, which is confirmed with the respective cooperators.

QIHOO 360 TECHNOLOGY CO. LTD.

Sales of third party anti-virus software

The Group purchases software, such as anti-virus software, from third-party software developers for online distribution to users. The Group recognizes revenue when the activation code of the software is delivered. The Group evaluates its software sales contracts to determine whether to recognize revenues on a gross basis or net of costs of obtaining the associated software. The determination is based upon an assessment as to whether the Group acts as a principal or agent when providing the sales. In April 2012, after an agreement with a third-party developer was expired, the Group's sales of third party anti-virus software has been insignificant.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Deferred revenue

Deferred revenue primarily includes cash received in advance from customers or end users and unrecognized license fee related to a license granted under a nonmonetary transaction as described in Note 8(v), and deferred subsidy income. The unused cash balances remaining in customers or users' accounts are recorded as a liability. Deferred revenues related to prepayments from third party customers or end users will be recognized as revenue when all of the revenue recognition criteria are met, and deferred revenue related to license fee will be recognized as revenue based on the contract term.

Costs of revenues

Cost of revenues primarily consists of business tax, value added tax ("VAT") and related surcharges, payment collection costs, salaries and benefits, bandwidth costs, depreciation of equipment and revenue sharing to third party partners.

Business tax and related surcharges by various Chinese local tax authorities are incurred at rates ranging from 3.39% to 8.70% on revenue generated from providing services.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program was to be phased in Beijing and Tianjin in September and December 2012, respectively. Starting from September 1, 2012, certain subsidiaries and VIEs of the Group became subject to VAT and related surcharges by various Chinese local tax authorities at rates ranging from 3.36% to 6.78% on revenue generated from providing services which were previously subject to business tax.

Business tax and VAT included in revenues and cost of revenues for the years ended December 31, 2010, 2011 and 2012 were $2,938, $9,078 and $18,434, respectively.

Product development expenses

The product development expenses primarily consist of the research and development expenses and expenses incurred for strengthening the existing products. Product development primarily focused on the development and enhancement of security products, cloud-based services, search engine related products, mobile internet products and other internet products and services.

Product development expenses include personnel-related expenses, bandwidth, license and technical service fees, depreciation of property and equipment and amortization of acquired intangible assets. The Group expenses product development costs as incurred.

Advertising costs

Advertising costs are expensed as incurred. The Group incurred advertising costs of $9,114, $7,843 and $21,082 for the years ended December 31, 2010, 2011 and 2012, respectively, which were recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Subsidy income

Government subsidy is recorded as a liability in deferred revenue when received, and recognized as subsidy income when the project is inspected and confirmed by the government, or it is not subject to future return or reimbursement. The Group recognized subsidy income of $266, $151 and $2,570 for the years ended December 31, 2010, 2011 and 2012, respectively.

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more-likely-than-not of being realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

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

The Company computes earnings per Class A and Class B ordinary shares using the two-class method. The unvested portions of nonvested shares are participating securities as all outstanding nonvested shares are entitled to nonforfeitable dividends that participate in undistributed earnings with ordinary shares. Since the nonvested shares are considered participating securities, the nonvested shares issued by the Company are required to apply the two-class method when computing basic earnings per share.

The Group has share options and nonvested shares which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income per share, the effect of the share options is computed using the treasury stock method.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar ("U.S. dollar"). The financial records of the Company's subsidiaries, VIEs and VIEs' subsidiaries located in the PRC are maintained in its local currency, the Renminbi ("RMB") which is the functional currency of these entities. The financial records of the Company's subsidiaries located in Hong Kong are maintained in U.S. dollar which is the functional currency of these entities.

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

The Group's entities with functional currency of RMB translate their operating results and financial position into the U.S. dollar, the Company's reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and comprehensive income.

Comprehensive income

Comprehensive income of the Group includes the cumulative foreign currency translation adjustments and net income for the year. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

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

Share awards issued to nonemployees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided or as goods is received.

The Group uses the Black-Scholes or Binomial-Model option pricing model to measure the value of options granted to employees and nonemployees at each grant date or measurement date.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Risks and uncertainties

The Group participates in a dynamic industry with rapid changes in regulations, technology trends, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Group's future financial position, results of operations, or cash flows: advances and trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory or other PRC related factors; risks associated with the Group's ability to attract and retain certain necessary employees to support its growth; risks associated with the Group's ability to keep and increase the user base; risks associated with the Group's growth strategies and general risks associated with the internet security industry, and risks surrounding pending litigations.

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

Details of the customers that account for 10% or more of total revenues are as follow:

	For the year ended December 31,
	2010	2011	2012

Customer
A	21%	10%	5%
B	6%	11%	10%

Details of the customers accounting for 10% or more of accounts receivable are as follows:

	December 31,
	2011	2012

Customer
A	10%	-
B	24%	29%
C	8%	12%

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•	Highest-and-best-use and valuation-premise concepts for nonfinancial assets- the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•	Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•	Premiums or discounts in fair value measure - the guidance states that "premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement."

•	Fair value of an instrument classified in a reporting entity's shareholders' equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

o	For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

o	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements

The guidance is to be applied prospective and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company has adopted this guidance on January 1, 2012 and has separately presented the consolidated statements of comprehensive income since that date.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is ''more likely than not'' that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

In December 2011, the FASB issued a further authoritative pronouncement, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this Update are effective for public entities for fiscal years beginning after December 15, 2011. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Group will adopt this pronouncement on January 1, 2013 which will not have a significant impact on its financial condition or results of operations.

In February 2013, the FASB has issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

The new amendments will require an organization to:

•	Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.
•	Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

QIHOO 360 TECHNOLOGY CO. LTD.

The amendments apply to all public and private companies that report items of other comprehensive income. The amendments are effective for reporting periods beginning after December 15, 2012. The Group will adopt this pronouncement on January 1, 2013 which will not have a significant impact on its financial condition or results of operations.

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. The Group will adopt this pronouncement on January 1, 2014 which will not have a significant impact on its financial condition or results of operations.

3.	ACQUISITIONS

(1)	Acquisition of internet service business

On August 26, 2010, the Group made an investment of $772, representing 35% ownership, to form a new internet service company, Investee D, with an independent third party. The investment was accounted for as equity method investment since the Group has significant influence over the new company. On June 1, 2011, the Group acquired the remaining 65% equity interest from the third-party shareholders for a cash consideration of $618. The acquisition provided synergies with the existing business. At the acquisition date, the fair value of the 35% equity investment was valued at $1,056 by the management with the assistance of an independent valuation firm. The difference of $342 between the fair value of the 35% equity interest and its book value was recorded as loss from equity method investments. The $618 cash consideration was paid during 2011.

QIHOO 360 TECHNOLOGY CO. LTD.

The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The total purchase price of $618 was allocated as follows:

US$

Cash	$615
Other current assets	13
Property and equipment	28
Intangible assets
Domain name	408
Technology	293
Goodwill	338
Other current liabilities	(21)
Fair value of 35% equity interests owned by the Group	(1,056)
Total	$618

(2)	Acquisition of internet service business - continued

On June 24, 2011, the Group acquired an anti-virus business from the third-party shareholders for a cash consideration of $491, which was paid during 2011. The acquisition provided synergies with the existing business.

The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The total purchase price of $491 was allocated as follows:

US$

Intangible assets
Technology	$304
Non-compete agreement	67
Goodwill	120
Total	$491

The intangible assets valuations for the acquisitions described above were based on valuation analysis prepared by the management with the assistance of an independent third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approaches. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.

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

QIHOO 360 TECHNOLOGY CO. LTD.

	Year ended December 31,
	2010	2011
	(Unaudited)	(Unaudited)

Pro forma revenue	$57,838	$167,953
Pro forma net income	$8,400	$14,394
Pro forma earnings per ordinary share-basic	$0.05	$0.10
Pro forma earnings per ordinary share-diluted	$0.05	$0.08

Since the acquired businesses have been fully integrated into the Group's current business after the acquisitions, it is impracticable to disclose separately their standalone revenue and earnings after the acquisition.

(3)	Acquisition of software development business

During 2012, the Group acquired the 65% remaining equity interest in one of its equity method investees with cash consideration of $312. The acquisition provided synergies with the existing business. $185 cash consideration was paid during 2012 and the remaining will be paid in 2013. As of acquisition date, $443 cash was acquired from this acquisition.

4.	DISPOSAL OF A SUBSIDIARY

In January 10, 2012, the Group sold its entire 53.5% equity interest of Shanghai Yiyi Digital Technology Co., Ltd. ("Shanghai Yiyi") to Shanghai Yiyi’s noncontrolling interest shareholders for a cash consideration of $4,207. The Group recognized a gain from the disposal with an amount of $3,566.

5.	RESTRICTED CASH

Restricted cash consists of the following:

(i) $1,605 reserved in an escrow account for registration of a new VIE’s wholly owned subsidiary. The deposited balance is included in the Group’s bank balance until the registration of the new company is completed. In March 2013, the new company completed legal process of registration and the restriction was removed.

(ii) $300 reserved in an escrow account to guarantee the application for operation right from an international internet organization. The deposit can be withdrawn if the application for the right of operation fails, or after the authorized operation period expires.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2011	2012

Accounts receivable	$16,809	$23,804
Allowance for doubtful accounts	(68)	(213)
Accounts receivable, net	$16,741	$23,591

Movement of allowance for doubtful accounts is as follows:

	2010	2011	2012

Balance at beginning of year	$51	$14	$68
(Reversal of) charge to expenses	(32)	51	154
Write offs during the year	(4)	-	(10)
Exchange rate differences	(1)	3	1
Balance at end of year	$14	$68	$213

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2011	2012

Prepaid rental	$907	$338
Rental and other deposits	458	995
Prepaid license and technical service fee	1,424	1,260
Prepaid principal for investments (i)	1,168	1,003
VAT Input for purchasing fixed assets	-	7,895
Prepayment to service providers (ii)	1,257	1,718
Bridge loans (iii)	1,209	593
Guarantee loan to employees related to
exercise of share options (iv)	894	753
Receivable of exercise cost of share options (v)	30	4,907
Interest receivable	955	1,086
Prepayment for technology purchase and research
project to a third party individual	715	-
Advance to suppler for purchase of property and equipment	463	1,115
Loan to employees (vi)	137	428
Reimbursements receivable from ADS
depositary service(vii)	-	1,456
Others	3,191	3,255
Total	$12,808	$26,802

(i)	The Group made several payments to establish new companies with other independent third parties. The prepayments will be recorded as long-term investments when the investees are legally established.

(ii)	Amount represents the advance payments made on behalf of the end users to the service providers in relation to other Internet value-added services, which will be collected from the end users subsequently within a short period.

(iii)	The Group provided unsecured interest-free bridge loans to certain investees and potential investees in accordance with the investment agreements signed between the parties.

(iv)	Amount represents interest-free loans to employees to settle the individual income tax associated with the options granted by the Company. Such loan is secured by share options held by the employees, and will be repaid to the Company when the options are exercised and related ordinary shares are sold.

(v)	The Group's employees exercised their stock options for the purchase of the Company's shares through a trading institution. The balance of $4,907 represents the exercise cost to be received by the Group from the trading institution. The balance was received in January 2013.

(vi)	The loans were interest-free with repayment period from six months to one year. Such loans are guaranteed by options and nonvested shares that the Company granted to those employees.

(vii)	The Bank of New York Mellon provides ADS depository services to the Company and reimburses partial service fees to the Company according to the service agreement. The balance represents the receivable from the bank.

QIHOO 360 TECHNOLOGY CO. LTD.

8.	LONG-TERM INVESTMENTS

	December 31,
	2011	2012

Cost method investments:
An internet service company, Investee E (i)	$5,500	$3,191
An internet service company, Investee F (ii)	-	1,500
An internet service company, Investee G (ii)	-	1,575
An internet service company, Investee H (iii)	929	1,379
Others (viii)	2,424	6,344
Less: impairment loss on long-term investments (iv)	(666)	(1,427)
Cost method investments, net	$8,187	$12,562
Equity method investments:
An internet security company, Investee I (v)	1,958	1,761
A web game company, Investee J (vi)	1,547	1,300
An internet security company, Investee K (vii)	-	1,891
Others (viii)	4,105	11,586
Less: impairment loss on long-term investments (iv)	(236)	(1,541)
Equity method investments, net	7,374	14,997
Total	$15,561	$27,559

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

8.	LONG-TERM INVESTMENTS - continued

(i)	In October 2011, the Group entered into a share purchase agreement with Investee E to purchase its 18% ordinary shares for an aggregate purchase price of $5,500. The Group used the cost method of accounting to record its investment since the Group does not have the ability to exercise significant influence over the operating and financing activities. In May 2012, the Group received cash dividend of $313 which was attributable to the period before the investment and was treated as a reduction of the investment cost. During 2012, the Group sold part of its equity share for an aggregate price of $4,020 and recognized a gain of $2,024. As of December 31, 2012, the Group held 8.04% equity interest in investee E. The management of the Group determined that there was no impairment on such investment during the year ended December 31, 2011 and 2012.

(ii)	In August 2012, the Group invested in Investee F and Investee G to purchase their 3.33% and 10% preferred shares for purchase price of $1,500 and $1,575, respectively. The Group used the cost method of accounting to record these investments since the Group does not have the ability to exercise significant influence over the operating and financing activities. The management of the Group determined that there was no impairment on such investment during the year ended December 31, 2012.

(iii)	In August 2011, the Group entered into an agreement to purchase 1.7% share limited partnership interest in the Investee H and admission as a Limited Partner for an aggregate amount of capital commitment of $3,000. The payments shall be executed in persuade of the capital call made by the General Partner. As of December 2012, the Group has paid $1,379. Investee H is an entrepreneurial incubator which focuses on IT start-ups. The Group used the cost method of accounting to record its investment since the Group does not have the ability to exercise significant influence over the operating and financing activities. The management of the Group determined that there was no impairment on such investment during the year ended December 31, 2011 and 2012.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

8.	LONG-TERM INVESTMENTS - continued

(iv)	An impairment charge is recorded if the carrying amount of the equity method investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimated the fair value of these investee companies based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. Certain of the equity method investments experience a deteriorating financial position and performance and the Group does not expect them to generate any positive future cash flows. Accordingly, the Group accrued an impairment charge of nil, $236 and $1,541 in 2010, 2011 and 2012 on these equity method investments based on their fair value which would be minimal.

The Group reviews its cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. The Group estimated the fair value of these investee companies based on discounted cash flow approach. Factors the Group considers in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and the Group's intent and ability to hold such investment. As a result of the assessment process for its cost method investments, the Group recognized impairment charge of nil, $666 and $761 million in 2010, 2011 and 2012, respectively for certain cost method investments as their financial positions and performance of these investee companies are deteriorating and the Group does not expect them to generate any positive future cash flows. Accordingly, the Group estimated the fair values of these investee companies would be minimal.

(v)	In November 2011, the Group entered into a nonmonetary transaction with the Investee I. The Group provides the license for using the Group's certain technology licenses to Investee I in exchange for its 30% equity interest in the form of preferred shares. The Group also needs to provide continuous technical support to the investee for ten years. Because the fair value of the licenses is more readily determinable, the Group recorded the transaction based on the fair value of the license which was valued with the assistance of a third-party valuation firm. The fair value was determined as $3,000. The transaction was accounted for as an equity method investment since the Group has the ability to exercise significant influence over the operating and financing activities of Investee I. The partial gain of the nonmonetary transaction was recorded as deferred revenue and is amortized ratably over the ten year contract period. In June 2012, the Group made an additional investment in Investee I for an aggregate price of $2,140 in cash to avoiding dilution in its series B financing. The Group recognized $142 and $2,337 share of loss in 2011 and 2012, respectively. The management of the Group determined that there was no impairment on such investment during the years ended December 31, 2011 and 2012.

QIHOO 360 TECHNOLOGY CO. LTD.

(vi)	In December 2011, the Group made an investment of $1,572, representing 25% ownership, to form a new web game company, Investee J, with independent third parties. The investment was accounted for as an equity method investment since the Group has the ability to exercise significant influence over the operating and financing activities of Investee J. The Group recognized $25 and $247 share of loss in 2011 and 2012, respectively. The management of the Group determined that there was no impairment on such investment during the years ended December 31, 2011 and 2012.

(vii)	In April 2012, the Group entered into a share purchase agreement with Investee K to purchase its 20% ordinary shares for an aggregate purchase price of $2,006. The investment was accounted for as an equity method investment since the Group has the ability to exercise significant influence over the operating and financing activities of Investee K. The Group recognized $115 share of loss since the date of the investment. The management of the Group determined that there was no impairment on such investment during the year ended December 31, 2012.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

8.	LONG-TERM INVESTMENTS - continued

(viii)	As of December 31, 2011, the Group had 18 investments mainly in internet technology industry with equity interest from 1.5% to 40%. In 2012, the Group made 37 new investments other than the above 7 investments with initial considerations less than $1,000, which are specialized in mobile internet business, game development and security business with the equity interest ranging from 5% to 40%. The Group used cost method of accounting to account for the investments with equity interest below 20% when the Group does not have the ability to exercise significant influence, and used the equity method of accounting to account for the investments with equity interest between 20% and 50% when the Group has the ability to exercise significant influence but does not have controlling interest over the investments. During 2012, the Group sold two equity method investments and certain of its equity interests in two cost method investments and recognized a total gain of $4,766. No such transaction occurred in 2010 and 2011.

9.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2012

Computer equipment and application software	$22,105	$81,023
Building (i)	671	45,050
Office building related facility and machines (i)	-	13,212
Furniture and vehicles	507	4,422
Leasehold improvements	1,336	1,038
	24,619	144,745
Less: Accumulated depreciation and amortization	7,954	18,710
Property and equipment, net	$16,665	$126,035

(i)	In August 2012, the Group entered into a series of definitive agreements to purchase two parcels of office buildings and the associated land use rights with an area of approximately 69,205 square meters in Chaoyang District, Beijing, China for a total cash consideration of $222 million. As of December 31, 2012, the Group completed the acquisition of one parcel of the building and capitalized the related building cost of $43,927 and the cost for the facilities of the building of $13,212. As of December 31, 2012, the other parcel of the building is still under construction.

Depreciation and amortization expenses for the years ended December 31, 2010, 2011 and 2012 were $781, $3,393 and $14,768, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.	LAND USE RIGHTS, NET

	December 31,
	2011	2012

Land use rights	$-	$73,785

Less: accumulated depreciation and amortization	-	140
Land use rights, net	$-	$73,645

In December 2012, the Group acquired land use rights associated with the newly acquired office building in Chaoyang District, Beijing, China (see Note 9 for detail). The certificate will expire as of December 8, 2056. The Group amortizes the cost of acquired land use rights on a straight-line basis over the remaining 44 years of useful life. Amortization expenses for land use rights totaled $140 for the year ended December 31, 2012. The Group is in the process of obtaining the certificate of the land use rights.

Future amortization expense is $1,677 per year for each of the next five years through December 31, 2017 and after.

11.	ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the acquired intangible assets are as follows:

	December 31,
	2011	2012

Indefinite-lived:
Domain names	$757	$360
Trademarks	1,274	1,288
License of service provider	604	-
Definite-lived:
Domain names	836	2,426
Source code	1,752	1,754
Technology	4,579	6,999
Non-compete agreement	121	3,933
License of service provider	-	610
Trademarks	-	77
Total acquired intangible assets	9,923	17,447
Less: Accumulated amortization
Domain names	(64)	(423)
Source code	(572)	(821)
Technology	(1,009)	(1,872)
Non-compete agreement	(59)	(299)
Trademarks	-	(2)
Accumulated amortization	(1,704)	(3,417)
Less: Impairment loss
Domain names	(278)	(692)
Source code	(87)	(158)
Trademarks	-	(197)
Technology	-	(673)
Accumulated impairment loss	(365)	(1,720)
Acquired intangible assets, net	$7,854	$12,310

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

Amortization expenses for the years ended December 31, 2010, 2011 and 2012 were $563, $834 and $1,689, respectively. Amortization expenses for the years ending December 31, 2013, 2014, 2015, 2016 and 2017 and after are expected to be $3,333, $2,927, $2,275, $816 and $1,789, respectively.

On December 31 of each year, the Group evaluated the remaining useful life of the intangible assets with indefinite lives to determine whether events and circumstances continue to support an indefinite useful life. At December 31, 2012, the Group determined that a license of service provider which was estimated to have indefinite live should have a life of eight years. The Group then estimated the fair value of this intangible asset at the time of change in useful live using discounted cash flow valuation methodology and determined that the asset was not impaired. After the change of the useful life, this intangible asset began to be amortized prospectively over its estimated remaining useful life.

The Group performs an impairment assessment on intangible assets with indefinite lives on December 31 of each year by comparing the fair value with its carrying value. The fair value of intangible assets with indefinite lives was estimated based on the discounted value of estimated future cash flows. Based on the assessment, the Group determined the excess in the carrying value of indefinite-lived intangible asset over its fair value and recognized an impairment loss of nil, nil and $197 for the years ended December 31, 2010, 2011 and 2012, respectively.

Intangible assets with determinable useful lives are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Group measures recoverability of these assets to be held and used as part of a cash generating unit by comparing the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are determined as impaired, the impairment will equal the amount by which the carrying value of the assets exceeds the fair value of the assets.

As a result of the impairment analysis, the Group recognized an impairment loss of nil, $87 and $1,151 for the year ended December 31, 2010, 2011 and 2012, respectively for intangible assets with determinable useful lives.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12.	GOODWILL

	2011	2012

Beginning balance	$3,918	$4,580
Goodwill acquired in acquisitions of business	458	-
Exchange rate differences	204	48
Ending balance	4,580	4,628

The Group performs its annual impairment test for Goodwill on December 31 of each year. Based on the results of the impairment test, there was no impairment of goodwill during the years ended December 31, 2010, 2011 and 2012, respectively.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIBILITIES

	December 31,
	2011	2012

Payroll related payable	5,481	13,446
Amount due to employees (i)	4,605	29
Accrued marketing promotion expenses	1,658	6,102
Accrued bandwidth	1,378	9,052
Accrued professional service fee	1,346	3,145
Payable for purchasing land use rights and plant, property
and equipment and intangible assets	915	125,760
Accrued agent rebates and profit sharing cost	844	1,723
Accrued license and technical service fee	750	369
Consideration payable for investments
and acquisitions	498	414
Other tax payable	233	2,616
Deposits from E-commerce customers	1,083	1,376
Other current liabilities	1,011	4,514
Total	$19,802	$168,546

(i)	Amount represents cash received by the Group from the trading institution for selling ordinary shares on behalf of the employees, which will be paid to the employee subsequently.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.	DEFERRED REVENUE

	December 31,
	2011	2012

Deferred revenue - current:
Deferred revenue from customers (i)	$8,356	$14,915
Deferred revenue for system
development services (ii)	3,006	1,102
Deferred subsidy income (iii)	517	4,093
Deferred license fee (iv)	210	210
Deferred reimbursement of ADS
depositary service (v)	-	729
Total deferred revenue - current	$12,089	$21,049
Deferred revenue - noncurrent
Deferred license fee (iv)	$1,853	$1,654
Deferred revenue for system
development services (ii)	-	408
Deferred subsidy income (iii)	1,589	3,059
Deferred reimbursement of ADS
depositary service (v)	1,671	1,641
Total deferred revenue - noncurrent	$5,113	$6,762

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.	DEFERRED REVENUE - continued

(i)	Deferred revenue from customers mainly represents payments received from (1) advertising customers before the services were provided by the Group; and (2) game players before the in-game currency were consumed.

(ii)	Deferred revenue for system development services represents payments received from third party customers in relation to the service to be provided by the Group which is subject to the customers' inspection and acceptance.

(iii)	The Group received prepayments from the local government for web-security related research and development projects. The amount was deferred since the projects are subject to final inspection upon the completion.

(iv)	Deferred license fee was related to the nonmonetary transaction as described in Note 8(v).

(v)	Deferred reimbursement of ADS depositary service represents the cash received from the Bank of New York Mellon as reimbursement of its ADS depositary service, which will be recognized ratably over the ADS contract term.

15.	INCOME TAXES

Cayman

The Company is a tax-exempted company incorporated in the Cayman Islands.

Hong Kong

Qifei International, 360 International and Qiji International, incorporated in 2010, are subject to the unified tax rate of 16.5% in Hong Kong for the year ended December 31, 2011 and 2012. Under the Hong Kong tax laws, Qifei International, 360 International and Qiji International are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.	INCOME TAXES - continued

PRC

The Group's PRC entities are subject to Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws.

The Enterprise Income Tax Law ("the New EIT Law") became effective on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises except for certain entities that enjoy preferential tax rates, which are lower than the statutory rates, as described below.

Under the New EIT Law and its implementing rules, an enterprise which qualifies as a "high and new technology enterprise" ("HNTE") is entitled to a tax rate of 15%.

On April 21, 2010, the State Administration of Taxation issued Circular 157 Further Clarification on Implementation of Preferential EIT Rate during Transition Periods ("Circular 157"). Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, Qizhi Software interpreted the law to mean that if an HNTE entity was in a tax holiday period, including "2-year exemption plus 3-year half rate", "5-year exemption plus 5-year half rate" and other tax exemptions and reductions, where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to HNTE status under the New EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either the lower of 15% or 50% of the standard PRC tax rate (i.e. currently 25%). Circular 157 is unclear as to whether its effect is retrospective but the Group's understanding is that the State Administration of Taxation has taken the position that the Circular applies only to tax years commencing from January 1, 2010. However, Qizhi Software confirmed with the relevant local tax district that entities that qualify for "3-year exemption plus 3-year half rate" tax holiday as HNTEs and which is registered in Experimental Area for Developing New-Technology Industries of Beijing, notwithstanding Circular 157, can still be subject to 7.5% EIT for the year ended December 31, 2010. As a consequence, Qizhi Software was entitled to a tax rate of 7.5% in 2010. Qizhi Software received a renewal of its HNTE status in October 2011 and was entitled to a reduced EIT rate of 15% for 2011 and 2012.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.	INCOME TAXES - continued

PRC - continued

Beijing Qihu was recognized as a HNTE by relevant PRC government authorities and entitled to PRC Enterprise Income Tax of 15% tax rate for the years ended December 31, 2010 and 2011, respectively. In July 2012, Beijing Qihu received a renewal of its HNTE status and is still entitled to 15% tax rate for the years ended December 31, 2012.

Shanghai Qitai is approved by the local tax authority to file its income tax by adopting the "deemed-profit method". Under this method, Shanghai Qitai filed its income tax by calculating as 2.5% of the gross revenues.

3G, QBTX, QH360, Yuan Tu and CDQY are subject to the unified tax rate of 25% for the years ended December 31, 2010, 2011 and 2012, respectively.

Beijing Star World is recognized as a HNTE by relevant PRC government authorities starting on November 21, 2011, and is subject to tax rate of 25% for the years ended December 31, 2010 and 15% for the years ended December 31, 2011 and 2012, respectively.

Shanghai JN and YZT are all subject to the unified tax rate of 25% for the year ended December 31, 2011 and 2012.

Tianjin Qisi is recognized as Software Enterprise by relevant PRC government authorities in March 2011 and entitled to the preferential tax treatment of "2-year exemption plus 3-year half rate" commencing from its first profit-making year for EIT purposes. For the year ended December 31, 2012, Tianjin Qisi starts to enjoy the first year tax exemption.

Ceteng, which was incorporated in 2011, is recognized as Software Enterprises by relevant PRC government authorities on December 19, 2011 and entitled to the preferential tax treatment of "2-year exemption plus 3-year half rate" commencing from its first profit-making year for EIT purposes. Until the year ended December 31, 2012, Ceteng is still as accumulated loss for EIT.

QFXY, which was incorporated in 2012, is recognized as Software Enterprises by relevant PRC government authorities in November 2012 and entitled to the preferential tax treatment of "2-year exemption plus 3-year half rate" commencing from its first profit-making year for EIT purposes. QFXY is subject to the unified tax rate of 25% for the year ended December 31, 2012.

QCYS, SYQJ, QFT, SHJL, 360 Youjiu, BJCX, Shanghai QH, and WBKS, which were incorporated or acquired in 2012, are all subject to the unified tax rate of 25% for the year ended December 31, 2012.

BJJY was acquired in 2012 and is recognized as Software Enterprise by relevant PRC government authorities in 2011 and entitled to the preferential tax treatment of "2-year exemption plus 3-year half rate" commencing from its first profit-making year for EIT purposes. BJJY was entitled to a tax rate of 50% of the applicable rate for 2012 which was 12.5%.

QIHOO 360 TECHNOLOGY CO. LTD.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company, its subsidiaries, VIEs and VIEs' subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries, VIEs and VIEs' subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.	INCOME TAXES - continued

PRC - continued

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax. The Company's PRC entities historically have not declared or paid any dividends.

Aggregate undistributed earnings of the Company's subsidiaries, VIEs and VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $142,121 at December 31, 2012 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

Detailed information about income tax of the Group's subsidiaries and VIEs is as below:

The current and deferred portion of income tax expense included in the consolidated statements of operations is as follows:

	For the year ended December 31,
	2010	2011	2012

Current income tax expense	$403	$10,724	$12,062
Deferred income tax expense (benefit)	60	150	(683)
Total income tax expense	$463	$10,874	$11,379

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.	INCOME TAXES - continued

PRC - continued

The principal components of the deferred tax assets and liabilities are as follows:

	December 31,
	2011	2012

Current deferred tax assets:
Accrued payroll	$797	$1,950
Provision of allowance for doubtful accounts	15	125
Deferred revenue-current	-	196
Other assets	52	-
Less: Valuation allowance	(6)	(140)
Current deferred tax assets, net	858	2,131
Noncurrent deferred tax assets:
Deferred revenue-noncurrent	457	440
Acquired intangible assets	57	175
Advertising and promotion expenses	23	-
Subsidy income	-	130
Net operating loss carry forwards	1,137	975
Less: Valuation allowance	(1,160)	(975)
Noncurrent deferred tax assets, net	514	745
Noncurrent deferred tax liabilities:
Acquired intangible assets	507	425
Subsidy income	-	365
Noncurrent deferred tax liabilities	$507	$790

The Company operates through its subsidiaries and VIEs and the valuation allowance is considered on each individual subsidiary and VIE basis. The subsidiaries and VIEs registered in the PRC have total net operating loss carry forwards of $5,546 as of December 31, 2012 which will expire on various dates between December 31, 2013 and December 31, 2017.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.	INCOME TAXES - continued

PRC - continued

Reconciliation between the income tax expense computed by applying the PRC tax rate to income before income tax and the actual provision for income tax is as follows:

	For the year ended December 31,
	2010	2011	2012

Income before income tax expense	$9,011	$25,855	62,695
PRC statutory income tax rate	25%	25%	25%
Income tax expense at the statutory income tax rate	2,253	6,464	15,674
Permanent differences	75	116	870
Effect of different income tax calculation
method required by tax bureau	(2,416)	(84)	67
Effect of different income tax rates
in other jurisdictions	1,093	10,585	12,192
Effect of income tax holiday
and preferential tax rates	(717)	(7,036)	(17,844)
Changes in valuation allowance	175	829	420
Income tax expense	$463	$10,874	$11,379

Certain consolidated entities of the Group enjoy tax holidays granted by the local tax authorities. Without the tax holidays, the Group's income tax expense would have increased by $717, $7,036 and $17,844 for the years ended December 31, 2010, 2011 and 2012, respectively. The impact of the tax holidays on basic net income per ordinary share was an increase of $0.01, $0.05 and $0.10 for the years ended December 31, 2010, 2011 and 2012, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

16.	ORDINARY SHARES

The Company's Memorandum and Articles of Association, as amended, authorizes the Company to issue 156,631,180 for 2010, 500,000,000 for 2011 and 2012, respectively ordinary shares with a par value of $0.001 each.

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

On April 4, 2011, the Company completed its IPO and a concurrent private placement upon which the Company's ordinary shares were divided into Class A ordinary shares and Class B ordinary shares. The Company newly issued 26,063,544 Class A ordinary shares, consisting of (i) 20,891,130 Class A ordinary shares offered through IPO, and (ii) 5,172,414 Class A ordinary shares issued in connection with the concurrent private placement. All of the Company's Series A, Series B and Series C shares were automatically converted into 27,024,089 Class A and 51,289,927 Class B ordinary shares.

In September and December 2011, the Company issued 2,152,693 and 907,086 ordinary shares for future delivery to the employees and nonemployees upon exercise of share options or grant of nonvested shares, respectively.

In March, September and December 2012, the Company issued 563,715, 2,160,951 and 2,403,180 ordinary shares for future delivery to the employees and nonemployees upon exercise of share options or grant of nonvested shares, respectively.

As of December 31, 2012, there are 123,472,524 Class A ordinary shares and 60,684,573 Class B ordinary shares outstanding, par value $0.001 per share.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Redemption

At any time commencing on the earlier of (a) such time as the Company's CEO is enjoined or prevented from serving as the CEO of the Company and (b) the sixth anniversary of the Series B Subscription Date, (i) if holders of at least 66 2/3% of the Series B shares approve redemption, any holder of Series B share shall be entitled to require the Company and (ii) if holders of at least 75% of the Series A shares approve redemption, any holder of Series A shares shall be entitled to require the Company, in each case by a six-month prior notice in writing to the Company to redeem, out of legally available funds, for all, but not less than all, of the Series B shares or Series A shares held by such holder, as applicable; provided the Group remain solvent and have sufficient cash for working capital required for at least one year, by reference to the annual budget approved by the Board. This redemption right set forth herein shall terminate upon closing of a qualified initial public offering ("Qualified IPO").

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

During the years ended December 31, 2010 and 2011, the Company recorded $815 and $203 as accretion of Series A shares, $1,250 and $313 as accretion of Series B shares, $978 and $255 as accretion of Series C shares in the consolidated statements of operations, respectively.

Conversion

Optional conversion-Any holder of Series A shares, Series B shares and Series C shares shall have the right, at its option, at any time and from time to time, to convert, any or all of such holder's Series A shares, Series B shares or Series C shares, as applicable, into such number of fully paid ordinary shares as is determined by dividing (i) the Series A subscription price by the then effective conversion price for the Series A shares, or (ii) the Series B subscription price by the then effective conversion price for the Series B shares, or (ii) the Series C subscription price by the then effective conversion price for the Series C shares, as applicable. The conversion price for Series A shares, Series B shares and Series C shares shall initially be equal to the Series A subscription price, the Series B subscription price and the Series C subscription price respectively, subject to adjustment for share dividend, share split or share combination, and other anti-dilution feature.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Dividends

For dividend other than in ordinary shares, dividend shall be ratably paid to holders of Series C shares, Series B shares, Series A shares and Ordinary shares based on an as-if converted basis.

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

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

18.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for the periods indicated:

	2010	2011	2012

Net income attributable to Qihoo 360 Technology Co. Ltd	8,508	15,603	46,746
Accretion of Series A shares	815	203	-
Accretion of Series B shares	1,250	313	-
Accretion of Series C shares	978	255	-
Undistributed earnings allocated to Series A shares(i)	1,040	-	-
Undistributed earnings allocated to Series B shares(i)	906	-	-
Undistributed earnings allocated to Series C shares(i)	-	-	-
Undistributed earnings allocated to participating unvested shares(i)	778	1,124	2,049
Net income attributable to Class A and Class B ordinary shareholders
for computing basic net income per ordinary share	2,741	13,708	44,697
Net income attributable to nonvested shareholders for computing
basic net income per participating unvested shares(i)	778	1,124	2,049
Accretion of Series A shares	815	203	-
Undistributed earnings allocated to Series A shares(i)	1,040	-	-
Net income attributable to Series A shareholders for computing basic
net income per Series A share	1,855	203	-
Accretion of Series B shares	1,250	313	-
Undistributed earnings allocated to Series B shares(i)	906	-	-
Net income attributable to Series B shareholders for computing basic
net income per Series B share	2,156	313	-
Accretion of Series C shares	978	255	-
Undistributed earnings allocated to Series C shares(i)	-	-	-
Net income attributable to Series C shareholders for computing basic
net income per Series C share	978	255	-
Weighted average ordinary shares outstanding used in computing basic
net income per Class A and Class B ordinary share	55,568,041	137,775,752	168,709,221
Weighted average shares used in calculating net income per
participating unvested share-basic	15,782,530	11,292,535	7,733,645
Weighted average shares outstanding used in computing basic
net income per Series A share	32,603,760	8,356,247	-
Weighted average shares outstanding used in computing basic
net income per Series B share	37,878,789	9,755,085	-
Weighted average shares outstanding used in computing basic
net income per Series C share	7,659,818	2,057,209	-
Weighted average ordinary shares outstanding used in computing diluted
net income per Class A and Class B ordinary share(ii)	71,350,571	172,992,515	183,623,235
Net income per Class A and Class B ordinary share-basic	0.05	0.10	0.26
Net income per participating unvested share-basic	0.05	0.10	0.26
Net income per Series A share-basic	0.06	0.02	NA
Net income per Series B share-basic	0.06	0.03	NA
Net income per Series C share-basic	0.13	0.12	NA
Net income per Class A and Class B ordinary share-diluted	0.05	0.09	0.25

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

18.	NET INCOME PER SHARE - continued

(i)	The net income attributable to Qihoo 360 Technology Co. Ltd. was allocated among Class A and Class B ordinary shares, preferred shares and certain nonvested shares (see Note 17) pro rata on the basis of their right to participate in dividends.

(ii)	The calculation of the weighted average number of Class A and Class B ordinary shares for the purpose of diluted net income per share has considered the effect of certain potentially dilutive securities. For the year ended December 31, 2011, the incremental weighted average number of 19,578,504 and 4,345,724 ordinary shares from the assumed conversion of Series A, B and C preferred shares, and the exercise of share options using the treasure stock method, respectively, has been included in the dilutive securities.

For the year 2010, 32,603,760, 37,878,789 and 7,831,467 ordinary shares resulting from the assumed conversion of Series A shares, Series B shares and Series C shares were excluded as their effect was anti-dilutive. The effect of the share options were also excluded as the performance condition for the share options has not been met.

For the year 2011 and 2012, 2,552,844 and 4,990,513 share options were excluded as their effect was anti-dilutive, respectively.

19.	SHARE-BASED COMPENSATION

Share options

On January 25, 2006, the Company adopted the 2006 Employee Share Option Plan (the "2006 Plan") for the granting of share options to employees and nonemployees to reward them for services to the Company and to provide incentives for future service. The share options expire ten years from the date of grant.

On April 1, 2011, the Company adopted the 2011 Employee Share Option Plan (the "2011 Plan") for the granting of share options to employees and nonemployees to reward them for services to the Company and to provide incentives for future service. The share options expire ten years from the date of grant.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

On January 20, 2012, February 10, 2012, April 15, 2012, July 15, 2012 and October 15, 2012, the Company granted 1,834,500, 935,000, 171,500, 417,500 and 761,500 share options to employees at an exercise price of $10.67, $11.35, $14.52, $10.95 and $14.67 per share, respectively.

Option to nonemployees

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

On March 1, 2012, July 15, 2012, July 15, 2012 and October 15, 2012, the Company granted 33,000, 10,000, 40,000 and 10,000 share options to nonemployees for consulting and investment advisory services of four years at an exercise price of $14.09, $10.95, $10.67 and $14.67 per share, respectively.

Option exercise

The option shall be exercisable by giving notice in writing to the Company stating that the option is exercised and the number of shares in respect of which it is exercised. Any such notice must be accompanied by a remittance for the full amount of the exercise price for the shares in respect of which the notice is given.

Vesting of options

The option will vest when the service conditions are met. In addition, according with the 2006 Plan, one of the exit events, described in "Termination of Option" below, shall happen.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The fair value of the options granted is estimated on the date of grant using the Black-Scholes or Binomial-Model option-pricing model with the following assumptions used.

Year ended December 31,
	2011	2012

Risk-free interest rate	2.74% - 3.88%	2.83% - 3.35%
Expected life (years)	5.40 - 6.35	6.35
Volatility	43.10% - 57.70%	46.98% - 74%
Dividend yield	-	-
Fair value of underlying ordinary shares
at the grant date	5.01 - 14.09	11.17 - 14.73
Fair value of the share options at the grant date	2.64 - 8.15	5.50 - 8.31

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Before closing of IPO, the exercise price of the options was determined by the Company's Chief Executive Officer. After closing of IPO, the exercise price shall be determined by the Compensation Committee which may be a fixed or variable price related to the closing sales price of the shares as quoted on the principal exchange or system.

(6)	Fair value of underlying ordinary shares

Before closing of IPO, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation. When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Group, while taking into account the standard valuation methods and the achievement of certain events. The determination of fair value of the ordinary shares was also with the assistance of an independent valuation firm. After closing of IPO, the fair value of the ordinary shares is determined as the closing sales price of the shares as quoted on the principal exchange or system.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Share options - continued

Termination of option - continued

The following table summarizes information regarding the share options granted:

		Fair value per		Intrinsic value
		ordinary share	Exercise price	per option
Grant date	Options granted	at the grant date	per option	at the grant date

January 1, 2010	110,000	$1.80	$2.20	-
July 1, 2010	5,039,000	$2.58	$2.80	-
January 1, 2011	3,786,200	$5.01	$5.20	-
February 14, 2011	700,000	$6.60	$5.20	$981
March 3, 2011	704,500	$7.21	$6.00	$849
July 1, 2011	2,689,200	$14.09	$12.94	$3,102
July 1, 2011	40,000	$14.09	$9.67	$177
October 1, 2011	375,000	$10.89	$10.89	-
January 20, 2012	1,834,500	$11.67	$10.67	$1,835
February 10, 2012	935,000	$11.17	$11.35	-
March 1, 2012	33,000	$14.00	$14.09	-
April 15, 2012	171,500	$14.52	$14.52	-
July 15, 2012	427,500	$10.95	$10.95	-
July 15, 2012	40,000	$10.95	$10.67	11
October 15,2012	771,500	$14.73	$14.67	51
Total	17,656,900

		Weighted average
		exercise price
	Number of options	per option

Outstanding at January 1, 2010	896,050	$15
Granted	5,149,000	2.8
Exercised	-
Forfeited	(131,100)
Outstanding at December 31, 2010	5,913,950	2.6
Granted	8,294,900	8.1
Exercised	(31,172)
Expired	(3,499)
Forfeited	(487,600)
Outstanding at December 31, 2011	13,686,579	5.8
Granted	4,213,000	11.8
Exercised	(1,615,452)
Expired	-
Forfeited	(1,136,113)
Outstanding at December 31, 2012	15,148,014	7.2
Vested and exercisable at December 31, 2012	4,808,547	$4.3
Vested and expect to vest at December 31, 2012	16,798,137	$6.9

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Share options - continued

Termination of option - continued

The following table summarizes information with respect to share options outstanding as of December 31, 2012:

	Options outstanding				Options exercisable
		Weighted		Aggregate			Aggregate
		average		intrinsic			intrinsic
		remaining	Exercise	value as of		Exercise	value as of
	Number	contractual	price	December 31,	Number	price per	December 31,
	outstanding	term	per option	2012	exercisable	option	2012

June 30, 2009	552,206	6.5 years	$1.50	$10,102	371,195	$1.50	$6,790
January 1, 2010	53,353	7.0 years	$2.20	939	40,853	$2.20	719
July 1, 2010	4,215,907	7.5 years	$2.80	71,642	2,411,407	$2.80	40,978
January 1, 2011	3,171,603	8.0 years	$5.20	46,284	1,439,784	$5.20	21,011
February 14, 2011	628,000	8.1 years	$5.20	9,165	103,000	$5.20	1,503
March 3, 2011	456,460	8.2 years	$6.00	6,296	60,835	$6.00	839
July 1, 2011	2,103,578	8.5 years	$12.94	14,417	338,566	$12.94	2,320
July 1, 2011	40,000	8.5 years	$9.67	405	8,000	$9.67	81
October 1, 2011	242,907	8.7 years	$10.89	2,162	34,907	$10.89	311
January 20,2012	1,407,500	9.0 years	$10.67	12,846	-	$10.67	-
February 10, 2012	910,000	9.1 years	$11.35	7,686	-	$11.35	-
March 1, 2012	33,000	9.2 years	$14.09	188	-	$14.09	-
April 15, 2012	148,000	9.3 years	$14.52	780	-	$14.52	-
July 15, 2012	389,000	9.5 years	$10.95	3,439	-	$10.95	-
July 15, 2012	40,000	9.5 years	$10.67	365	-	$10.67	-
October 15, 2012	756,500	9.8 years	$14.67	3,878	-	$14.67	-
Total	15,148,014			$190,594	4,808,547		$74,552

Under the 2006 Plan, the options would not vest until both the service and performance condition, i.e., one of the exit events happens. Therefore, the Group did not record any compensation expenses in the consolidated statements of operation for share options granted to employees prior to the completion of IPO which is one of the exit events. Upon the completion of IPO in 2011, there were 229,988 share options became vested in accordance with the vesting term under 2006 Plan, and accordingly, $21,229 share based compensation expense were recorded in connection with the vesting of such share options and the remeasurement of share options granted to the nonemployees that the measurement date is not fixed. The Group recognized nil, $34,504 and $26,997 share-based compensation expense for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2012, there was $47,378 unrecognized share-based compensation expense relating to share options. The expense is expected to be recognized over a weighted-average remaining vesting period of 2.01 years.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Nonvested shares

On January 19, 2006, the Company's shareholder, Young Vision, the Series A shareholder and certain other parties entered into the Share Incentive Agreement, pursuant to which, Young Vision allocated a total of 18,086,101 ordinary shares of the Company to an equity incentive pool designed to award employees and consultants of the Group in accordance with the Employee Share Vesting Scheme (the "2006 Share Plan"), of which 9,951,000 shares were granted before January 1, 2008. In addition, in January 2010, the Company issued 3,517,544 nonvested shares in connection with certain 2009 acquisitions.

In February 2011, Young Vision transferred 11,826,000 and 5,550,654 ordinary shares in the equity incentive pool to Sino Honor Limited and Strengthen Goal Limited, respectively.

The nonvested shares granted or vested in accordance with the 2006 Share Plan will, be held by Young Vision and all rights (including without limitation, the voting rights and the right to receive the share certificates) attached to such shares will be exercised by Young Vision at its sole and absolute discretion, except that the grantee shall have the right to all the monetary benefits deriving from the shares vested when the shares are disposed of in accordance with the 2006 Share Plan. Since the unvested nonvested shares are entitled to the same rights (including nonforfeitable dividend rights) and obligations as ordinary shares, these shares are considered participating securities.

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

However, all nonvested shares to any grantee shall also be subject to the Company's rights to repurchase at an aggregate repurchase price of RMB1.00, if the grantee terminated his/her employment with the Group: (a) in all, on or before the second anniversary of the start of vesting period; (b) 50% of otherwise vested nonvested shares, after the second anniversary but before the fourth anniversary of the start of vesting period; or (c) no shares, after the fourth anniversary of the start of vesting period.

The nonvested shares granted under the 2011 Plan shall vest based on service, or any other criteria selected by the Compensation Committee. If the grantee terminated his/her service ("Termination of Service") with the Group, the Group shall have the right to repurchase the unvested nonvested shares.

Termination of Service means (i) As to a consultant, the time when she/he is terminated for any reason, (ii) As to a non-employee director, the time when non-employee director ceases to be a director for any reason, (iii) As to an employee, the time when the employee-employer relationship is terminated for any reason. However, all terminations shall exclude simultaneously commences or remains in employment or service with the Company, any subsidiaries or VIEs and VIEs' subsidiaries in others way.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Nonvested shares - continued

The following table summarizes information regarding the nonvested shares granted:

		Weighted average
		fair value per
	Number of	nonvested share
	nonvested shares	at the grant date(i)

Outstanding at January 1, 2010	11,058,219
Granted	1,670,000	$1.80
Vested	(1,379,985)
Forfeited	(214,640)
Outstanding at December 31, 2010	11,133,594
Granted	3,255,976	$7.76
Vested	(5,824,709)
Forfeited	(380,610)
Outstanding at December 31, 2011	8,184,251
Granted	4,845,877	$12.03
Vested	(3,136,471)
Forfeited	(1,121,419)
Outstanding at December 31, 2012	8,772,238
Vested and to be transferred to grantees at
December 31, 2012	15,378,240
Vested and expect to vest at December 31, 2012	24,150,478

(i)	The fair value of the underlying ordinary shares is the same as the fair value of the nonvested shares when calculating the weighted average fair value per nonvested share at the grant date.

Before closing of IPO, the fair value of the nonvested shares was determined at the grant dates by the Group with the assistance of an independent valuation firm. After closing of IPO, the fair value of the nonvested shares was determined by the closing sales price of the shares as quoted on the principal exchange or system. The Group recognized $4,006, $13,485 and $23,608 share based compensation expense for the years ended December 31, 2010, 2011 and 2012, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Nonvested shares - continued

Included in the total number of nonvested shares granted during the year ended December 31, 2010, 20,000 shares were granted to hire certain key technical persons.

As of December 31, 2012, total unrecognized compensation expense relating to the nonvested shares was $38,798. The expense is expected to be recognized over a weighted average period of 2.75 years using the graded vesting attribution method.

20.	RELATED PARTY BALANCES AND TRANSACTIONS

The Group's related parties and the relationship with the Group are as follows:

Name of the related party	Relationship with the Group

Related party M	Noncontrolling interest shareholder
of one of the Group's subsidiaries
Related party N	The Group’s cost method investee
Related party P	Noncontrolling interest shareholder
of one of the Group's subsidiaries

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

20.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

Details of related party balances and main transactions as of December 31, 2010, 2011 and 2012 are as follows:

(1)	Amount due to related parties

	December 31,
	2011	2012

Related party M (i)	$969	$-
Related party N (ii).	$56	$-
Related party P (iii).	$-	$148

(i)	It represents interest-free loan borrowed by Shanghai Yiyi from related party M for daily operating.

(ii)	It represents the unpaid promotion expense.

(iii)	It represents the pre-operating expenses paid by related party P on behalf of 360 Youjiu, which has been settled in February 2013.

(2)	Share options granted

On July 1, 2010, the Company granted 300,000 share options to an individual consultant, who is an immediate family of a shareholder, for investment advisory services. The fair value of the share options as of the grant date was $420.

(3)	Main transactions with related parties

		For the year ended December 31,
Nature	Company Name	2010	2011	2012

Marketing promotion received from	Related party N	$-	$56	$-
Disposal equity interest of Shanghai yiyi to (i)	Related party M	$-	$-	$4,207

(i)	On January 10, 2012, the Group entered into a termination agreement with related party M. Pursuant to the termination agreement, the Group agreed to dispose its 53.5% equity interest of Shanghai Yiyi to related party M.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

21.	COMMITMENTS AND CONTINGENCIES

(1)	Capital commitments

The Group’s capital commitments relate primarily to commitments on building and land use rights for the new office in Chaoyang District, Beijing, China. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to $100 million as of December 31, 2012. The Group will fulfill $16 million and $84 million of these capital commitments in 2013 and 2014, respectively.

(2)	Operating commitments

The Group has future rental commitments related to facilities and offices under non-cancelable operating lease agreements and fees commitment related to obtain exclusive rights of operate games on the Group’s platform.

Future minimum payments under those commitments as of December 31, 2012 were as follows:

2013	$2,694
2014	808
2015	565
2016	76
2017	-
$4,143

Rental expenses under operating leases for 2010, 2011 and 2012 were $1,390, $4,261 and $5,967, respectively.

(3)	Contingencies

In October 2010, Tencent Technology (Shenzhen) Company Ltd. and Shenzhen Tencent Computer Systems Company Limited, or Tencent, brought an unfair competitive practices claim against the Group in the Chaoyang District People’s Court of Beijing, alleging that the Group misled users with statements that Tencent’s QQ instant messaging program invades users’ privacy and seeking retraction of the statements and RMB4.0 million in damages. In September 2011, the court ruled that the Group's actions constituted unfair competition and awarded RMB0.4 million ($63,553) as damages to Tencent. In November 2010, the Group brought a defamation claim against Tencent in the Xicheng District People’s Court of Beijing, alleging that Tencent made defamatory statements on its website against the Group and seeking retraction of the statements and RMB1.0 in nominal damages. In March 2012, the Group increased its sought damages to RMB 1.0 million ($0.2 million). This case is currently pending.

In June 2011, Tencent brought an unfair competitive practices claim against the Group in the Higher People’s Court of Guangdong province, alleging that the Group's 360 QQ Bodyguard program interferes with users’ proper usage of Tencent’s QQ instant messaging program and seeking $19.8 million (RMB125.0 million) in damages, cessation of the unfair competitive practices and public apology. This case is currently pending.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

In November 2011, the Group brought a claim for abuse of dominant market position against Tencent in the Higher’s People’s Court of Guangdong province, alleging that Tencent engaged in monopolistic activities such as restricting users of its QQ instant messaging program from using the Group's products and bundling its security programs with the QQ instant messaging program and seeking $23.8 million (RMB150.0 million) in damages, cessation of the monopolistic activities and public apology. This claim was rejected by the court in the first instance judgment. The Group subsequently submitted its appeal in April 2013 and this case is currently pending.

In April 2012, two affiliates of Baidu brought an unfair competitive practices and copyright infringement claim against the Group in the First Intermediate People’s Court of Beijing, alleging that 360 Safe Guard modified the results page of Baidu’s search engine that 360 Browser bundled Baidu personal start-up pages and the unauthorized use of Baidu’s trademark and seeking RMB10 million in damages. This case is currently pending.

In April 2012, the Group brought a claim against Kingsoft and Beike Wangji (Beijing) Security Technology Company Limited, or Beike, for an unfair competitive advertisement for the incident relating to Apple banning the Group's products from the Apple App Store. In November of 2012, the first instance judgment was made by Beijing Haidian Court, which ruled in the Group's favor. Kingsoft and Beike appealed in December 2012 and the court of second instance upheld the judgment of the court of first instance. In May 2012, Kingsoft brought an unfair competition claim against the Group for unfair competition, and the court of first instance entered a judgment in the Group's favor in December 2012. Kingsoft appealed in December 2012 and the court of second instance upheld the judgment of the court of first instance.

In October 2012, two affiliates of Baidu brought an unfair competitive practices and copyright infringement claim against the Group in the First Intermediate People’s Court of Beijing, alleging that the Group breached the Robots Exclusion Protocol to access Baidu’s content without authorization and seeking RMB100.0 million in damages. This case is currently pending.

In February 2013, the Group brought a defamation claim against Shanghai Jingwen Culture Communication Co., Ltd., or Shanghai Jingwen, in the Xuhui District People’s Court of Shanghai, alleging that Shanghai Jingwen published and distributed a series of false articles and reports against the Group on its website and electronic newspapers by maliciously accusing the level of safety and security of its products. The Group sought retraction of the defamatory statements, an apology from Shanghai Jingwen and RMB50 million in damages. This case is currently pending.

Other than the aforementioned lawsuits, the Group is also a party to several legal proceedings or claims in China that the Group believes are immaterial.

Based on information currently available, the Group believes that it does not have sufficient evidence to anticipate the outcome of the lawsuits and also the possible contingency losses. Therefore, no accrual for contingency loss was recognized in the consolidated financial statements as of December 31, 2011 and 2012.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

22.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group measured its financial assets and liabilities including cash equivalents and trading securities at fair value on a recurring basis as of December 31, 2011 and 2012.

Cash equivalents included term deposits that can be withdrawn at any time and are stated at fair value. Trading securities included corporate equity securities that are traded publicly in the open market. The Group classified such financial assets as investments with Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Group did not have Level 2 investments as of December 31, 2011 and 2012.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

22. FAIR VALUE MEASUREMENTS - continued

Measured on recurring basis - continued

The following table shows the fair value of the Group's financial assets and liabilities measured at recurring basis as of December 31, 2012 and 2011:

	As of December 31, 2011 Fair Value Measurements at the Reporting Date Using				As of December 31, 2012 Fair Value Measurements at the Reporting Date Using
	Quoted prices in active markets for identical instruments (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total balance	Quoted prices in active markets for identical instruments (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total balance
Cash equivalents-term deposits	$256,555	$-	$-	$256,555	$153,805	$-	$-	$153,805
Trading securities	$231	$-	$-	$231	$179	$-	$-	$179
Total	$256,786	$-	$-	$256,786	$153,984	$-	$-	$153,984

Measured on nonrecurring basis

The Group measured the fair value of the purchased intangible assets using the "cost," "income approach-excess earnings" and "with & without" valuation method.

Long-term investments, goodwill and other intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized.

The Group measured the fair value of long term investments and acquired intangible assets using income approach-discounted cash flow method based on which to recognize the impairment loss in 2012. These assets are considered as Level 3 assets because the Group used unobservable inputs to determine their fair values (see note 8(iv) for long term investments and note 11 for acquired intangible assets).

QIHOO 360 TECHNOLOGY CO. LTD.

23. SEGMENT AND GEOGRAPHIC INFORMATION

The Group's chief operating decision maker has been identified as the Chief Executive Officer ("CEO"), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment. The Group's revenue and net income are substantially derived from internet service which mainly includes online advertising and internet value-added services. The table below is only presented at the revenue level with no allocations of direct or indirect costs. The Group operates in the PRC and majority of the Group's long-lived assets are located and services are provided in the PRC.

Components of revenues are presented in the following table:

	For the year ended December 31,
	2010	2011	2012

Internet services
Online advertising	$38,826	$123,048	$221,488
Internet value-added services	14,774	43,567	103,316
Other services	190	346	4,078
Sales of third party anti-virus software	3,875	890	150
Total	$57,665	$167,851	$329,032

24.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the mainland China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were $2,904, $7,017 and $18,125 for the years ended December 31, 2010, 2011 and 2012, respectively.

PRC legal restrictions permit payments of dividends by the Group's PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC entities must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. These reserve funds include the (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other two funds are at the Group's discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. The Group has made appropriation to these statutory reserve funds of $80, $5,503 and $ 10,408 for the years ended December 31, 2010, 2011 and 2012, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

25. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group's PRC subsidiaries, VIEs and VIEs' subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income be set aside as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group's PRC subsidiaries, VIEs and VIEs' subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balance of restricted net assets was $105,051 and $156,762, of which $50,236 and $68,067 was attributed to the paid in capital and statutory reserves of the VIEs and VIEs' subsidiaries and $54,815, and $88,695 was attributed to the paid in capital and statutory reserves of the Company's PRC subsidiaries, as of December 31, 2011 and 2012, respectively. The PRC subsidiaries’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs' revenues and accumulated profits may be transferred to Qizhi Software through contractual arrangements without the consent of a third party.

26. SUBSEQUENT EVENTS

The Group evaluated all events subsequent to the balance sheet date of April 19, 2013 through the date the consolidated financial statements were issued.

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION – FINANCAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	$241,842	$220,236
Restricted cash	-	300
Trading securities	231	179
Prepaid expenses and other current assets	1,092	8,416
Amounts due from subsidiaries and VIEs	7,988	29,805
Deferred tax assets - current	-	195

Total current assets	251,153	259,131

Acquired intangible assets, net	1,505	3,923
Investments in subsidiaries and VIEs	120,617	219,380
Cost method investment	929	1,379
Deferred tax assets - noncurrent	457	440

TOTAL ASSETS	$374,661	$484,253

LIABILITIES
Current liabilities:

Accrued expenses and other current	821	2,470
Deferred revenue-current	-	730
Amounts due to subsidiaries and VIEs	1,316	1,316

Total current liabilities	2,137	4,516

Deferred revenue-noncurrent	1,671	1,641

TOTAL LIABILITIES	$3,808	$6,157

EQUITY
Qihoo 360 Technology Co. Ltd. shareholders' equity
Class A ordinary shares ($0.001 par value; 378,000,000 and 378,000,000 shares authorized as of
December 31, 2011 and 2012, respectively; 109,392,815 and 123,472,524 shares issued
and outstanding as of December 31, 2011 and 2012, respectively)	109	123
Class B ordinary shares ($0.001 par value; 122,000,000 and 122,000,000 shares authorized as of
December 31, 2011 and 2012, respectively; 69,636,436 and 60,684,573 shares issued
and outstanding as of December 31, 2011 and 2012, respectively)	70	61
Additional paid-in capital	363,021	420,662
Accumulated other comprehensive income	6,263	9,114
Retained earnings	1,390	48,136

Total shareholders' equity	370,853	478,096

TOTAL EQUITY	370,853	478,096

TOTAL LIABILITIES AND EQUITY	$374,661	$484,253

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except for shares and per share data)

	For the year ended December 31,
	2010	2011	2012

Cost of revenues	-	16	4

Operating expenses:
Selling and marketing	524	31,473	21,289
General and administrative	359	6,788	10,815
Product development	3,394	12,283	21,782

Total operating expenses	4,277	50,544	53,886

Loss from operations	(4,277)	(50,560)	(53,890)

Interest income	72	1,662	4,702
Other income	-	-	1,277
Exchange (loss) gain	(148)	6,514	412
Impairment loss on long-term investments	-	(666)	-
Change in unrealized holding loss of trading securities	-	(220)	(52)

Loss before income tax expense and earnings from subsidiary and VIEs	(4,353)	(43,270)	(47,551)
Income in earnings of subsidiaries and VIEs	12,861	58,873	94,639

Income before income tax expense	8,508	15,603	47,088
Income tax expense	-	-	(342)

Net income attributable to Qihoo 360 Technology Co. Ltd.	8,508	15,603	46,746

Accretion of Series A convertible participating redeemable preferred shares	815	203	-
Accretion of Series B convertible participating redeemable preferred shares	1,250	313	-
Accretion of Series C convertible participating redeemable preferred shares	978	255	-

Net income attributable to ordinary shareholders of Qihoo 360 Technology Co. Ltd.	$5,465	$14,832	$46,746

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except for shares and per share data)

	For the year ended December 31,
	2010	2011	2012

Net income	$8,508	$15,603	$46,746

Other comprehensive income, net of tax:
Foreign currency translation adjustments	1,325	3,246	2,851

Other comprehensive income	1,325	3,246	2,851

Comprehensive income	9,833	18,849	49,597

Add: Comprehensive loss attributable to noncontrolling interest	-	-	-

Comprehensive income attributable to Qihoo 360 Technology Co. Ltd.	$9,833	$18,849	$49,597

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

								Total
								Qihoo 360
						Accumulated	(Accumulated	Technology
					Additional	other	deficit)	Co. Ltd.
	Ordinary shares		Shares to be issued		paid-in	comprehensive	retained	shareholders'
	Shares	Amount	Shares	Amount	capital	income	earnings	equity

Balance as of January 1, 2010	65,339,960	$65	2,703,236	$3,558	$5,011	$1,692	$(18,907)	$(8,581)
Issuance of ordinary shares in connection with business acquisitions and share-based compensation arrangement	5,642,720	6	(2,125,176)	(3,183)	3,177	-		-
Issuance of ordinary shares in connection with exercise of share options	578,060	1	(578,060)	(375)	374	-		-
Share-based compensation	-	-	-	-	4,006	-		4,006
Accretion of Series A convertible participating redeemable preferred shares	-	-	-	-	-	-	(815)	(815)
Accretion of Series B convertible participating redeemable preferred shares	-	-	-	-	-	-	(1,250)	(1,250)
Accretion of Series C convertible participating redeemable preferred shares	-	-	-	-	-	-	(978)	(978)
Net income	-	-	-	-	-	-	8,508	8,508
Foreign currency translation adjustments	-	-	-	-	-	1,325	-	1,325
Balance as of December 31, 2010	71,560,740	72	-	-	12,568	3,017	(13,442)	2,215
Accretion of Series A convertible participating redeemable preferred shares	-	-	-	-	-	-	(203)	(203)
Accretion of Series B convertible participating redeemable preferred shares	-	-	-	-	-	-	(313)	(313)
Accretion of Series C convertible participating redeemable preferred shares	-	-	-	-	-	-	(255)	(255)
Issuance of ordinary shares in connection with share-based compensation arrangements	3,059,779	3	-	-	-	-	-	3
Share-based compensation	-	-	-	-	47,989	-	-	47,989
Issuance of ordinary shares in connection with exercise of options	31,172	-	-	-	48	-	-	48
Issuance of ordinary shares upon initial public offering ("IPO"), net of offering costs of $2,342	26,063,544	26	-	-	231,523	-	-	231,549
Conversion of participating redeemable preferred shares to ordinary shares	78,314,016	78	-	-	70,893	-	-	70,971
Net income	-	-	-	-	-	-	15,603	15,603
Foreign currency translation adjustments	-	-	-	-	-	3,246		3,246

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I – continued

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

								Total
								Qihoo 360
						Accumulated	(Accumulated	Technology
					Additional	other	deficit)	Co. Ltd.
	Ordinary shares		Shares to be issued		paid-in	comprehensive	retained	shareholders'
	Shares	Amount	Shares	Amount	capital	income	earnings	equity
Balance as of December 31, 2011	179,029,251	$179	-	$-	$363,021	$6,263	$1,390	$370,853

Issuance of ordinary shares in connection with share-based
compensation arrangements	3,512,394	3	-	-	-	-	-	3
Share-based compensation					50,605	-	-	50,605
Issuance of ordinary shares in connection with exercise of options	1,615,452	2	-	-	6,963	-	-	6,965
Disposal of noncontrolling interest in subsidiaries	-	-	-	-	73	-	-	73
Net income	-	-	-	-	-	-	46,746	46,746
Foreign currency translation adjustments	-	-	-	-	-	2,851	-	2,851

Balance as of December 31, 2012	184,157,097	$184	-	$-	$420,662	$9,114	$48,136	$478,096

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION – FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOW

(U.S. dollars in thousands, except for shares and per share data)

	For the year ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income	8,508	15,603	46,746
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	4,006	47,989	50,605
Gain from investments in subsidiaries and VIEs	(12,861)	(58,873)	(94,639)
Depreciation and amortization	149	243	582
Unrealized holding loss on trading securities	-	220	52
Loss from impairment of long-term investments	-	666	-
Prepaid expenses and other current assets	(599)	(352)	(2,307)
Deferred taxes	-	(457)	(178)
Accrued expenses and other current liabilities	269	92	149
Deferred revenue	-	1,671	700
Amount due from/to subsidiaries and VIEs	(19)	(20)	(21,816)

Net cash (used in) provided by operating activities	(547)	6,782	(20,106)

Cash flows from investing activities:
Restricted cash	-	-	(300)
Purchase of intangible assets	(1,096)	-	(1,500)
Net cash paid for business acquisition	(2,260)	-	-
Purchase of trading securities	-	(451)	-
Capital contribution for cost method investments	-	(929)	(450)
Investment in subsidiaries	-	(21,500)	(1,200)

Net cash used in investing activities	(3,356)	(22,880)	(3,450)

Cash flows from financing activities:
Proceeds from issuance of Series C convertible participating
redeemable preferred shares	20,000	-	-
Payment of issuance costs of Series C convertible participating
redeemable preferred shares	(78)	-	-
Proceeds from exercise of share options	375	20	2,089
Proceeds from issuance of ordinary shares upon IPO	-	234,312	-
Payment of IPO costs	-	(2,339)	-
Payment for share repurchase	-	-	(139)

Net cash provided by financing activities	20,297	231,993	1,950

Net increase (decrease) in cash and cash equivalents	16,394	215,895	(21,606)
Cash and cash equivalents at beginning of year	9,553	25,947	241,842

Cash and cash equivalents at end of year	25,947	241,842	220,236

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION – FINANCIAL STATEMENTS SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES OF THE CONDENSED FINANCIAL STATEMENT

1. BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company has used the equity method to account for investments in its subsidiaries and VIEs.

2. INVESTMENTS IN SUBSIDIARIES AND VIEs

The Company and its subsidiaries and VIEs were included in the consolidated financial statements where the inter-company transactions and balances were eliminated upon consolidation. For purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and VIEs were reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and VIEs were reported as equity in earnings of subsidiaries and VIEs in the accompanying parent company financial statements.

