Form 20-F
period 2013-12-31
Qihoo 360 Technology Co Ltd
filed 2014-04-25
CIK 1508913

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to_________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Jue Yao, Chief Financial Officer
Alex Zuoli Xu, Co-Chief Financial Officer
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

134,123,218 Class A ordinary shares and 54,767,703 Class B ordinary shares, par value $0.001 per share, as of December 31, 2013.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.0537 to $1.00, the noon buying rate in effect on December 31, 2013 in New York City for cable transfers of Renminbi as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On April 18, 2014, the noon buying rate was RMB6.2240 to $1.00.

We completed an initial public offering of 13,927,420 ADSs on April 4, 2011. On March 30, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “QIHU.” On September 5, 2013, we completed an offering of US$600 million 2.50% convertible senior notes due 2018 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, or the Securities Act, and non-U.S. persons in offshore transactions in compliance with Regulation S of the Securities Act.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.           Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statements of operations data for the years ended December 31, 2009 and 2010 and our consolidated balance sheets as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	($ in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Internet services	16,010	53,790	166,961	328,882	671,088
Sale of third party anti-virus software	16,292	3,875	890	150	—
Total revenues	32,302	57,665	167,851	329,032	671,088
Cost of revenues:
Internet services	1,790	5,566	18,680	32,762	87,838
Sale of third party anti-virus software	6,600	1,185	238	40	—
Total cost of revenues	8,390	6,751	18,918	32,802	87,838
Subsidy income	—	266	151	2,570	2,349
Operating expenses:
Selling and marketing	6,256	12,603	46,836	58,178	110,104
General and administrative	2,531	5,051	19,054	34,295	116,200
Product development (1)	10,408	24,505	64,962	156,269	255,248
Impairment loss on intangible assets	256	—	87	1,348	948
Total operating expenses	19,451	42,159	130,939	250,090	482,500
Income from operations	4,461	9,021	18,145	48,710	103,099
Interest income	281	415	2,594	6,715	10,398
Interest expense	(169)	(98)	(53)	—	(5,572)
Other (expense) income	—	(60)	(3)	1,243	590
Exchange gain (loss)	28	(267)	6,294	49	5,105
Impairment loss on long-term investments	—	—	(902)	(2,302)	(5,004)
Change in unrealized holding loss of trading securities	—	—	(220)	(52)	75
Realized gain from sales of trading securities	—	—	—	—	252
Dividend income from a cost method investee	—	—	—	—	413
Gain on disposal of long-term investments	—	—	—	4,766	15,807
Gain (loss) on disposal of subsidiaries	—	—	—	3,566	(1,144)
Income before income tax benefit (expense) and loss from equity method investments	4,601	9,011	25,855	62,695	124,019
Income tax expense	(412)	(463)	(10,874)	(11,379)	(23,423)
Loss from equity method investments	—	(57)	(437)	(4,845)	(2,747)
Net income	4,189	8,491	14,544	46,471	97,849
Add: Net loss attributable to noncontrolling interest	—	17	1,059	275	1,803
Net income attributable to Qihoo 360 Technology Co. Ltd.	4,189	8,508	15,603	46,746	99,652

(1) In 2011, we changed “research and development expenses” to “product development expenses” in our statements of operations. This was mainly because our business had been growing rapidly and along with the development of new products, we have devoted more resources to strengthening our existing products. As such, we believe that “product development expenses” will better reflect the nature of such expenses.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	($ in thousands, except share and per share data)
Net income attributable to ordinary shareholders of Qihoo 360 Technology Co. Ltd.	2,124	5,465	14,832	46,746	99,652
Net income per ordinary share—basic	0.03	0.05	0.10	0.26	0.55
Net income per ordinary share—diluted	0.03	0.05	0.09	0.25	0.52
Weighted average shares used in calculating net income per ordinary share—basic	65,339,960	71,350,571	149,068,287	176,442,866	180,476,681
Weighted average shares used in calculating net income per ordinary share—diluted	65,339,960	71,350,571	172,992,515	183,623,235	193,036,850

	As of December 31,
	2009	2010	2011	2012	2013
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	28,144	60,505	343,731	380,664	1,013,465
Total assets	49,589	87,808	423,958	689,529	1,568,896
Total current liabilities	8,489	13,924	46,560	203,714	208,598
Total liabilities	10,935	14,886	52,466	211,266	814,818
Capital stock	65	72	179	184	189
Noncontrolling interest	-	507	639	167	17,185
Total (deficit) equity	(8,581)	2,722	371,492	478,263	754,078

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We generate revenues primarily through online advertising and Internet value-added services, such as offering games on our platform and other Internet value-added services. The attractiveness of our online advertising and Internet value-added services largely depends on our ability to maintain and expand our user base, which in turn requires us to continuously invest significant resources in providing Internet and mobile security products and services that retain and attract users. We plan to make significant investments in developing and offering Internet products and services. However, we cannot assure you that our investments will maintain or expand our user base or that our user base will successfully drive our revenue growth. If we fail to leverage our user base to promote games or other Internet value-added services or to attract paying advertising customers, our business, results of operations and growth prospects could be seriously harmed.

We generate a substantial and fast-growing portion of our revenues from online advertising. If we fail to retain existing customers or attract new customers for our online advertising services, our business, results of operations and growth prospects could be seriously harmed.

In the three years ended December 31, 2011, 2012 and 2013, online advertising services accounted for 73.3%, 67.3% and 62.2% of our total revenues, respectively. Our online advertising customers include, among others, third-party websites who pay us for displaying their links on our 360 Personal Start-up Page and other platform products, and Internet search customers who pay us a fee based on the number of click-throughs for priority placement of their links in the search results. Our online advertising customers may not continue to do business with us if their investments do not generate sales leads and ultimately revenues. If we fail to retain existing customers or attract new customers for our online advertising services, our business, results of operations and growth prospects could be seriously harmed.

Legal proceedings or allegations of impropriety against us or our management could have a material adverse impact on our reputation, results of operation, financial condition and liquidity.

From time to time, we have been, and may be in the future, subject to lawsuits or allegations brought by our competitors, individuals or other entities against us or our management, including claims of unfair, unethical, fraudulent or otherwise inappropriate business practices. Certain key members of our management team have also been in the past alleged to have committed wrongdoings in their current and/or prior business affiliations.  Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong doing by any key member of our management team could harm our reputation and user base and distract our management from day-to-day operations of our company. We are currently involved in several lawsuits in PRC courts where our competitors instituted proceedings or asserted counterclaims against us or we instituted proceedings or asserted counterclaims against our competitors relating to anti-trust issues, unfair competition and defamation. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.” We cannot assure you that we or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. In 2011 and 2012, we did not record any contingent liabilities relating to pending litigation. In 2013, we recorded $0.9 million in contingent liabilities for two legal cases. However, when we record or revise our estimates of contingent liabilities in the future, our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against our competitors may not be successful or favorable to us. These litigations and allegations may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect the size of our user base and the number of our paying customers. In addition to the related costs, managing and defending litigation and related indemnity obligations can significantly divert our management’s and the board of directors’ attention from operating our business. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows, as well as the trading price of our ADSs.

Our dependence on a limited number of customers for a substantial portion of our online advertising revenues may cause significant fluctuations or declines in our revenues.

We depend on a limited number of customers for a substantial portion of our online advertising revenues.  Revenues from our top five online advertising customers comprised 27.9%, 21.3% and 15.5% of our total revenues in 2011, 2012 and 2013, respectively. We enter into non-exclusive, short-term agreements with our online advertising customers which are typically renewed on a quarterly or annual basis.  We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may materially and adversely impact our business, results of operations and growth prospects:

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

We face significant competition from Internet security product and service providers and PRC-based Internet companies. The competitive standing of an Internet security market player in China largely depends on the technological reputation of its brand, the size of its user base, its technological expertise, the effectiveness of its security software as well as its business model. We compete in the Internet security market with other companies providing anit-virus software, such as Kingsoft Corporation Limited, and Beijing Rising Information Technology Co., Ltd. We also compete with PRC-based Internet companies that, like us, build Internet platforms to offer value-added services and online advertising services. Our primary competitor in this market is Tencent Holdings Limited, the largest Internet company in China in terms of revenues. In December 2013, Tencent’s QQ instant messaging software, had an active user penetration rate in China of 95.9%, while our security products had an active user penetration rate in China of 91.9%, according to iResearch. Additionally, our primary competitors in the search services market are Baidu Inc. and Sohu.com Inc. According to CNZZ, in December 2013, Baidu and Sohu’s Sogou search engine had 60.5% and 12.8%, respectively, of the PRC search traffic in terms of search page views, compared to 23.1% for our search engine. See “Item 4. Information on the Company — B. Business Overview — Competition” for a description of our principal competitors in each of our product and services categories. Some of our competitors have significantly greater financial resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more intensely for users and customers, investing more heavily in research and development and making strategic acquisitions. If any of our competitors provides better Internet products and services than we do, our user base and user traffic could decline significantly. Any such decline could weaken our brand, result in losing users and customers and have a material adverse effect on our results of operations.

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

As two of the largest providers of client software in China, we and Tencent may from time to time compete for users. On November 3, 2010, Tencent issued a letter to users of Tencent QQ, Tencent’s popular instant message software, announcing its decision to disable the widely used Tencent QQ on computers that had installed our security products, effectively requiring users to either stop using Tencent QQ or uninstall our Internet security products. As a result, a significant number of users stopped using Tencent QQ, or our Internet security products, or both. Due to the large number of Internet users that were affected, this incident was extensively reported in the media and attracted government scrutiny. On November 21, 2010, the Ministry of Industry and Information Technology, or the MIIT, ordered that Tencent and we end the dispute, apologize to affected users and ensure the compatibility of products concerned. We lost some users in the first several days of this dispute before our user base quickly returned to its prior level. Since then, the MIIT has increased its regulation of competition in the Internet industry, including “Certain Provisions on the Regulation of Internet Information Service,” effective March 2012, which prevents software companies that cause product incompatibility from competing in market.  However, our competitors may continue to make their products incompatible with ours or direct and/or induce their users to not use our products, which may reduce our market share, negatively affect our brand and reputation and materially and adversely affect our business, results of operations or financial condition.

If our expansion into new Internet businesses and overseas markets is not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new Internet businesses from time to time by leveraging our expansive user base to generate additional revenue streams. We may also expand into overseas markets through investment or strategic alliances with local market participants. Expansion into new businesses and new markets may present operating and marketing challenges that are different from those that we currently encounter. For each new business or market we enter into, we face competition from existing leading providers in that business or market. If we cannot successfully address the new challenges and compete effectively against the existing leading players in the new businesses or markets, we may not be able to develop a sufficiently large customer and user base, recover costs incurred for marketing new businesses or developing new markets, or make a profit from these businesses or markets, and our future results of operations and growth prospects may be materially and adversely affected.

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

Historically, we have developed our user base primarily by word-of-mouth and incurred limited brand promotion expenses. We began enhancing marketing and brand promotion efforts in early 2010. However, we cannot assure you that our marketing and brand promotion activities in the future will achieve the expected brand promotion effect. If we fail to maintain and further promote the “360” brand or our reputation, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected. In addition, historically there has been negative publicity about our company, our products and services and certain key members of our management team. From 2011 to 2012, Citron Research, Anonymous Analytics and certain other short-selling organizations and individuals have issued a series of reports which portrayed our business and financial position in a negative light.  Additionally, in recent years, certain of our competitors have also made accusations and negative remarks against us in the news media. Although we have vigorously rebutted the key points of these reports and remarks, they still generated significant negative publicity for our company. We cannot assure you that there will not be additional negative publicity of the similar nature in the future. Any such negative publicity, regardless of its veracity, could harm our brand image and reputation and in turn adversely affect our business, operating results and the trading price of our ADSs.

The success of our Internet value-added services depends on our ability to accommodate user demand and source suitable third-party products and services.

We have derived, and expect to continue to derive, a substantial portion of our revenues from our Internet value-added services, such as offering games developed by third parties. The success of our Internet value-added services depends on our ability to respond adequately and timely to accommodate our users’ demand for such value-added services and source suitable third-party products and services on reasonable terms. If we are unable to continue to offer a variety of suitable value-added services that attract users and generate revenues, our financial condition and operating results may be materially adversely affected.

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

We have significantly expanded our operations in recent years. Since our inception in 2005, we have expanded our product offering into a comprehensive suite of PC and mobile Internet products and services and have rapidly established a leading position in the PRC Internet market. We expect this expansion to continue as we grow our user and customer base and explore new opportunities. To manage the further expansion of our business and growth of our operations and personnel, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our growing employee base. In addition, we must maintain and expand our relationships with other websites, Internet companies and other third parties. Our current and future personnel, systems, procedures and controls may not be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

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

Our management, including our chief executive officer and chief financial officers, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. Based on its assessment, our management concluded that, as of the end of our most recent fiscal year, December 31, 2013, our internal control over financial reporting was effective. However, our failure to discover and address any material weaknesses or control deficiencies in the future could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the SEC for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the initial decision, and pending that review the effect of the initial decision is suspended. The SEC Commissioners will review the initial decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order is made, the accounting firms would have a further right to appeal to the U.S. federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the China, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our ADSs may be adversely affected.

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

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and 2009. A variety of factors, including the European sovereign debt crisis and concerns about the viability of the European Union and the Euro, could cause further disruptions to the global economy. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Geopolitical tension in Eastern Europe and elsewhere may also add further uncertainty to global economy. China’s economy has also faced challenges in recent years. Since we derive substantially all of our revenues from China, our business and prospects may be affected by economic conditions in China.

Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. Any future financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. There is a risk that our business, results of operations and prospects would be materially and adversely affected by future global economic downturn and the slowdown of the Chinese economy.

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

The PRC government restricts foreign investment in Internet businesses. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Related to Our Business —Telecommunications Regulations.” Accordingly, we conduct our business activities in China through a series of contractual arrangements with two of our consolidated variable interest entities, or VIEs, namely Beijing Qihu Technology Company Limited, or Beijing Qihu, and Beijing Star World Technology Co., Ltd., or Beijing Star World. We also entered into similar contractual arrangements with fourteen other VIEs that do not have significant business operations as of the date of this annual report. See “Item 4. Information on the Company — C. Organizational Structure.” These contractual arrangements enable us to (i) have power to direct the activities that most significantly affect the economic performance of Beijing Qihu and Beijing Star World and their subsidiaries, (ii) receive substantially all of the economic benefits from these VIEs and subsidiaries in consideration for the services provided by our wholly owned subsidiary in China and (iii) have an exclusive option to purchase all or part of the equity interests in these VIEs, when and to the extent permitted by PRC law or request any existing shareholder of the VIEs to transfer all or part of the equity interests in these VIEs to another PRC person or entity designated by us at any time in our discretion. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements among Qizhi Software, the VIEs and the Respective Shareholders of the VIEs.”

In the opinion of our PRC counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiaries and our VIEs, the contractual arrangements among us, our wholly owned subsidiaries, VIEs and their shareholders, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If the PRC government determines that our ownership structure, our contractual arrangements with our consolidated affiliated entities and their shareholders or our businesses are in violation of any existing or future PRC laws or regulations, it may revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers or take other regulatory or enforcement actions against us that could be harmful to our business.

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

If we exercise the option to acquire equity ownership of our VIEs, the ownership transfer must be approved or filed with PRC governmental authorities, which may subject us to substantial costs.

Pursuant to the Contractual Arrangements, Qizhi Software or its designee has the exclusive right to purchase all or any part of the equity interests in VIEs from the respective shareholders. However, if such a transfer takes place, the equity transfer shall also be subject to the approvals from or filings with the MOFCOM, the MIIT, the MOC and/or their local competent branches and the equity transfer may be subject to PRC tax, which may result in substantial costs to us.

Our contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing control over the entity as direct ownership.

We rely on contractual arrangements with our VIEs and their shareholders for the operation of our Internet business in China. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that the contractual arrangements as described in this annual report are valid, binding and enforceable under current PRC laws, except that certain pledge agreements have not been registered, these contractual arrangements may not be as effective in providing us with control over our VIEs as direct ownership in these entities. If our VIEs or their respective shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and resources to enforce these arrangements, and rely on legal remedies available under applicable PRC laws, including seeking specific performance or injunctive relief and claiming damages. In particular, if shareholders of a VIE refuse to transfer their equity interests in such VIEs to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may need to initiate legal actions to compel them to fulfill their contractual obligations.

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

Under our equity pledge agreements with our VIEs and their registered shareholders, these registered shareholders have pledged all of their respective equity interests in the VIEs to us. The purpose of such pledges is to secure the performance of the VIEs’ obligations under the various VIE agreements, including the business operation agreements and technology development agreements. According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is not deemed to be validly created without registration with the relevant local administration for industry and commerce. Thirteen of our VIEs have completed the pledge registration. We are applying to register and update the equity pledges by the shareholders of our three other VIEs with the relevant offices of the administration for industry and commerce. Although under PRC laws and regulations, the administration for industry and commerce should register a pledge immediately upon receiving a complete application, the registration process could take longer in practice. If the equity pledges are not successfully registered, they would not be deemed as validly created security interests under the PRC Property Rights Law. If our VIEs breached their obligations under the agreements with us, there is a risk that we may not be able to successfully enforce the pledges if the equity pledge agreements have not been registered with the relevant administration for industry and commerce.

The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business.

The registered shareholders of our VIEs are also our shareholders, directors, officers or employees. For example, Mr. Hongyi Zhou, our chairman and chief executive Officer, owned 17.0% of our outstanding ordinary shares and 38.1% of our voting interest as of December 31, 2013 and is one of the registered shareholders of Beijing 3G3W Science & Technology Co., Ltd., a consolidated variable interest entity. In addition, Mr. Xiangdong Qi, our director and president, owned 8.9% of our outstanding ordinary shares and 19.6% of voting interest as of December 31, 2013 and is one of the registered shareholders of Beijing Qihu Technology Co., Ltd., a consolidated variable interest entity. Conflicts of interest may arise between these shareholders’ duties to us and our VIEs. If such conflicts arise, these shareholders may not act in our best interests and such conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause our VIEs to breach or refuse to renew their existing contractual arrangements that allow us to exercise effective control over them and to receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our VIEs may encounter in their capacity as beneficial owners of the VIEs, on one hand, and as our shareholders, directors, officers or employees on the other hand. Under the laws of the Cayman Islands, the directors of a company owe certain fiduciary duties to the company, including a duty to act in what they believe in good faith to be in the best interests of the company and not to use their positions for personal gain. If certain shareholders of our VIEs do not comply with their fiduciary duties to us as our designated directors, or if we cannot resolve any conflicts of interest or disputes between us and such shareholders or any future beneficial owners of our VIEs, we would have to rely on legal proceedings to remedy the situation, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

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

On December 28, 2012, the Standing Committee of the National People’ s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet content providers, or ICPs, must expressly inform their users of the purpose, manner and scope of the collection and use of users’ personal information by Internet information services providers, or ICPs, publish the ICPs’ standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential users’ personal information that ICPs collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Furthermore, the MIIT promulgated the Provision on Personal Information Protection of Telecommunication and Internet Users in July 2013, which provides the definition of personal information and further specifies the principles and requirements of the collection and use of personal information by telecommunication and Internet service providers. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance, which could have a material adverse effect on our financial condition and operating results.

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

As an offshore holding company, we may rely principally on dividends from our subsidiaries in China for our cash requirements, including to pay dividends or make other distributions to our shareholders or to service our debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, the PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. There is no material difference between accumulated profits calculated in accordance with PRC accounting standards and regulations and the accumulated profits presented in our financial statements. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends.

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

Further to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, the Anti-monopoly Luaw of the PRC, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM or the MOFCOM Security Review Rules, was issued in August 2011, which established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

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

In utilizing the proceeds we received from the 2011 initial public offering we completed in April 2011 or in other future financing activities, as an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholder’s loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of total investments and registered capital in such subsidiaries, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be approved by the Ministry of Commerce, or MOFCOM, or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. On June 20, 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Between June 20, 2010 and December 31, 2013, the RMB appreciated by approximately 10.9% against the U.S. dollar.

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

SAFE has promulgated several regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005. These regulations require PRC residents, including both legal persons and natural persons, to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

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

While we do not believe we are considered a resident enterprise or meet the criteria under Circular 82, we cannot ensure you that the SAT will not implement Circular 82 or amend the rules in the future to the effect that such rules will apply to us or our wholly-owned subsidiaries in Hong Kong, Singapore and the United States. If the PRC authorities were to subsequently determine that we should be treated as a resident enterprise, a 25% enterprise income tax will be imposed on our global income, which could significantly increase our tax burden and materially adversely affect our financial condition and results of operations.

We face uncertainties with respect to application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises.

On December 10, 2009, the SAT issued Notice on Strengthening the Management of Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises (Guo Shui Han [2009] No. 698), or Circular 698, with retroactive effect from January 1, 2008, which was further explained by a notice issued by the SAT implemented as of March 28, 2011, pursuant to which the non-resident enterprise shall pay the enterprise income tax in connection with proceeds from the alienation of the equity interests in Chinese resident enterprises (excluding the purchase and sale of the stock of Chinese resident enterprises on public securities markets) by non-resident enterprises. Where the withholding agent fails or is unable to fulfill its withholding obligations, non-resident enterprises shall file and pay the enterprise income tax to the competent tax authority supervising the Chinese resident enterprises whose equity interests are transferred (i.e., the tax authority in charge of collecting enterprise income tax of such resident enterprise) within seven days after the equity transfer date as agreed in the contracts or agreements (or upon the date when the proceeds are actually obtained, if the transferors receive the proceeds of equity transfers in advance).

The tax authority can adjust the taxable income using reasonable methods, provided that the income is reduced as a result of an equity transfer of Chinese resident enterprise by a non-resident enterprise to its related parties not applying the arm’s length principle. If the offshore investor indirectly transfers the equity interests in a Chinese resident enterprise via abuse of organization forms and certain enterprise income tax obligations are avoided without a reasonable business purpose, after being reported to higher authorities and reviewed by the SAT, the supervising tax authority can decide the nature of the transaction of such equity transfer according to its business substance and deny the existence of the offshore holding company which is used for tax planning purposes. Furthermore, a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the nonresident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise such indirect transfer.

There is uncertainty as to the application of Circular 698. For example, while the term ‘‘indirect transfer’’ is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with the PRC. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an indirect transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are not any formal declarations concerning how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose.

As a result, we and our non-resident investors may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we and our non-resident enterprise investors should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

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

Similarly, any gain realized on the transfer of ADSs or shares by shareholders that are “non-resident enterprises” is also subject to a 10% PRC withholding tax, if such gain is regarded as income derived from sources within the PRC. If we are considered to be an “offshore-registered resident enterprise,” a 10% withholding tax is imposed on dividends we pay to our non-PRC resident enterprise shareholders and on gains derived by our non-PRC resident enterprise shareholders from transferring our shares or ADSs (unless the holder is eligible for a treaty that provides a reduced rate), a 20% withholding tax is imposed on dividends we pay to our non-PRC resident individual shareholders and on gains derived by our non-PRC resident individual shareholders from transferring our ordinary shares or our ADSs (unless the holder is eligible for a treaty that provides a reduced rate), in each case, provided that such income is considered PRC-sourced income by the relevant PRC authorities.

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

Pursuant to the New EIT Law, enterprises that previously enjoyed preferential treatments of low tax rates will be subject to the new enterprise income tax rate of 25% after a five-year transitional period. Moreover, tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiry of the prescribed period. Our operating subsidiary, Qizhi Software, our VIE, Beijing Qihu and Beijing Star World Technology Co., Ltd, or Beijing Star World, receive preferential tax treatment in the PRC as “high and new technology enterprises.” Our operating subsidiary, Tianjin Qisi, receives preferential tax treatment in the PRC as “software enterprise.” As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Qizhi Software was entitled to an exemption from the 15% reduced EIT tax rate in 2008 and a 50% reduction in the 15% reduced EIT tax rate in 2009 and 2010.  Qizhi Software received a renewal of its “high and new technology enterprises” status in October 2011 and was entitled to a reduced EIT rate of 15% for 2011, 2012 and 2013.  Beijing Qihu was entitled to a reduced EIT rate of 15% for 2010 and 2011. Beijing Qihu received a renewal of its “high and new technology enterprises” status in July 2012 and was entitled to a reduced EIT rate of 15% for 2012 and 2013. Beijing Star World received its “high and new technology enterprises” status in November 2011 and was entitled to a reduced EIT rate of 15% for 2011, 2012 and 2013. Tianjin Qisi is entitled to “two-year exemption plus three-year half taxation rate” commencing from its first profitable year, and enjoys the two-year tax exemption from 2012. On April 21, 2010, the State Administration of Taxation issued Circular 157, which seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, we understood that if a high and new technology enterprise was in a tax holiday period where it was entitled to a 50% reduction in the tax rate, and it was also entitled to the 15% preferential tax rate, it would be entitled to pay tax at a rate of 7.5%. Circular 157 appears on its face to have the effect that such an entity is entitled to pay taxes at either the lower of 15% or 50% of the standard PRC tax rate. Circular 157 is newly issued and the tax authorities may differ in explaining the rules, and there might be a risk that the competent tax authority may later decide that Qizhi Software was not eligible for a 7.5% discounted tax rate and that a 12.5% preferential tax rate was instead applicable. The PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such preferential tax treatments will increase our income tax expenses and in turn decrease our net income.

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

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may be volatile; the trading price of our convertible senior notes could be significantly affected by the market price of the ADSs and other factors.

The market price of our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on March 30, 2011, the trading price of our ADSs have ranged from $13.71 to $124.42 per ADS, and the last reported trading price on April 24, 2014 was $92.26 per ADS.

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

In addition, securities markets have experienced significant price and volume fluctuations unrelated to the operating results of any particular companies. These market fluctuations may also materially adversely affect the market price of our ADSs. We also expect that the trading price of our convertible senior notes will be significantly affected by the market price of our ADSs. This may result in greater volatility in the trading price of the notes than would be expected for nonconvertible debt securities.

The price of the ADSs could also be affected by possible sales of the ADSs by investors who view our convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving the ADSs. This trading activity could, in turn, affect the trading prices of our convertible senior notes.

Conversion of the convertible senior notes will dilute the ownership interest of existing shareholders and holders of our ADSs, including holders who have previously converted their notes.

On September 5, 2013, we completed an offering of US$600 million of convertible senior notes due 2018, to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act. The convertible senior notes will mature on September 15, 2018. The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and holders of the ADSs and may depress the price of the Class A ordinary shares or ADSs. In addition, any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of the Class A ordinary shares or ADSs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the current and anticipated value of our assets, including goodwill, and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. holder holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “ Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering in April 2011 and convertible senior notes offering in September 2013 will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Sales of our Class A ordinary shares in the public market and after the convertible senior note offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2013, we had 188,890,921 ordinary shares outstanding, including 134,123,218 Class A ordinary shares and 54,767,703 Class B ordinary shares. The majority of our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act.

A number of the ADSs are reserved for issuance upon conversion of our convertible senior notes. The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and holders of the ADSs. The issuance and sale of a substantial number of Class A ordinary shares or ADSs, or the perception that such issuances and sales may occur, could adversely affect the trading price of our convertible senior notes and the market price of the shares or ADSs and impair our ability to raise capital through the sale of additional equity securities.

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

Our memorandum and articles of association contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may provide rights and preferences that holders of our ordinary shares or ADSs do not have.

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

We have a dual-class voting structure such that our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in April 2011. As of December 31, 2013, Global Village Associates Limited, or Global Village, a holder of our ordinary shares controlled by Mr. Hongyi Zhou, our chairman and chief executive officer, held 30,840,466 Class B ordinary shares. Young Vision Company Limited, or Young Vision, a holder of our ordinary shares controlled by Mr. Xiangdong Qi, our director and president, held 15,823,344 Class B ordinary shares. Sino Honor Limited, or Sino Honor, a holder of our ordinary shares controlled by Mr. Shu Cao, our chief engineer, held 1,023,771 Class B ordinary shares, and Sequoia Capital China I, L.P. and its affiliates held 5,269,461 Class B ordinary shares. As of December 31, 2013, we had a total of 134,123,218 Class A ordinary shares and 54,767,703 Class B ordinary shares issued and outstanding. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible to Class B ordinary shares under any circumstances. Upon any sale, pledge, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of shares, as of December 31, 2013, Mr. Hongyi Zhou, Mr. Xiangdong Qi, Mr. Shu Cao, Sequoia and certain of our executive officers and investors holding Class B ordinary shares collectively owned approximately 64.9% of the voting power of our outstanding ordinary shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

On March 30, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “QIHU.” In April 2011, we completed our initial public offering of our ADSs. On September 5, 2013, we completed an offering of US$600 million of 2.50% convertible senior notes due 2018.

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

Overview

We are a leading Internet company in China. In December 2013, we had 475 million monthly active users (defined as the total number of unique users of or visitors to a given product/web service during a calendar month) of our PC-based products and services, representing a user penetration rate among all Chinese PC Internet users (defined as the number of monthly active users divided by the total monthly active Internet users in China for a given period of time) of 94.6% in China, according to iResearch.

Recognizing security as a fundamental need of Internet and mobile users, we offer comprehensive high-quality Internet and mobile security products free of charge. As a result, we have amassed a large and loyal user base, which we monetize primarily through offering different forms of online marketing and Internet value-added services.

We are the No. 1 provider of Internet and mobile security products in China as measured by user base, according to iResearch. In December 2013, we had 462 million monthly active PC Internet security product users, representing a user penetration rate of 91.9% in China, according to iResearch. Our core Internet and mobile security products include:

•	360 Safe Guard and 360 Anti-virus, the No. 1 and No. 2 PC Internet security products in China, with 459 million and 388 million monthly active users in December 2013, respectively, according to iResearch; and

•	360 Mobile Safe, the No. 1 mobile security product in China, with over 467 million smartphone users in China as of December 2013.

On top of our core layer of Internet and mobile security product offerings, we have further developed various platform products to meet a full spectrum of security-related needs of Internet users and create trusted access points to the Internet. Our platform products include:

•	360 browsers, which together had 354 million monthly active PC users and a user penetration rate of 70.4% in China in December 2013, according to iResearch. The user penetration rate for 360 browsers is second only to Microsoft Internet Explorer in China. We also offer 360 mobile browsers for smartphone users in China.

•	360 Personal Start-up Page, the default homepage of 360 browsers and a key access point to popular Internet services and applications, which had 119 million average daily unique visitors and generated 681 million average daily clicks in the fourth quarter of 2013.

•	360 Search, a search engine using our proprietary search technology and the default search engine of our 360 browsers. It is also accessible at www.so.com. According to CNZZ, 360 Search had a market share of 23.1% in PRC search traffic in terms of search page views in December 2013.

•	360 Mobile Assistant, a key Internet access point for smartphone users to browse, search, download and install mobile apps and access other mobile contents. It is the most popular Android mobile app distribution platforms in China, according to iResearch.

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

Leveraging our large user base, we are developing open platforms on which third-party Internet product and service providers, such as game developers, e-commerce websites and software and application developers, offer their products and services. These open platforms allow us to effectively monetize our large user base through online advertising and revenue sharing arrangements with third parties. For example, our open platform for games enables our users to use their 360 accounts to access more than 800 games provided by over 500 developers. Our open platforms enable our users to securely access a wide variety of products and services, which in turn enhances their experience and loyalty and further grows our user base.

We have been able to leverage our large user base and our strong brand recognition to grow our paying customer base. We generate revenues primarily through offering the following services:

•	Online advertising. We offer marketing opportunities to our customers by providing online advertising services, such as sponsored links (advertising links), on our platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant.

•	Internet value-added services. We offer games developed by third parties to users and generate revenues through sharing of in-game item sales with game developers. We also provide online lottery purchase services and serve as an agent for providing online distribution services and payment collections services.

We have grown significantly since we commenced operations in 2005. Our revenues increased from $167.9 million in 2011 to $329.0 million in 2012 and $671.1 million in 2013. We first became profitable in 2009. Our net income increased from $15.6 million in 2011 to $46.7 million in 2012 and $99.7 million in 2013.

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

In December 2013, according to iResearch, 360 Safe Guard ranked first among all PC Internet security products in China, with 459 million monthly active users and a user penetration rate of 91.33% in China, and 360 Anti-Virus ranked second only to 360 Safe Guard among all PC Internet security products in China and first among all anti-virus products in China, with 388.2 million monthly active users and a user penetration rate of 77.3% in China.

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

360 Mobile Safe. 360 Mobile Safe was launched in November 2009 and is a security program for the Google Android, Apple iOS and Windows Phone smartphone operating systems. It scans for malware using our cloud-based security technology, blocks spam text messages, filters incoming phone calls based on user-input blacklists and whitelists, optimizes phone performance and speed and encrypts data for privacy protection in the event that the phone is lost or stolen. As of December 2013, 360 Mobile Safe was used by over 467 million smartphone users in China, according to iResearch.

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

Platform Products

360 Browsers.     Our 360 browsers, such as 360 Safe Browser and 360 Speed Browser, are based on dual-core technologies and provide our users with a fast and secure browsing experience. According to iResearch, in December 2013, 360 browsers had monthly active PC users of 354 million and a user penetration rate of 70.4% in China. We also offer 360 Mobile Browser for the iOS and Android operating systems.

Our 360 browsers can automatically block malicious websites, identify them among search results and scan files downloaded through the browser for security threats. Our 360 browsers also offer a “private browsing” option to allow users to surf the Internet anonymously without leaving historical access records. Furthermore, in addition to the traditional browser function of rendering web pages, our 360 browsers serve as an entrance for Internet related services, which we believe leads to greater user loyalty. For example, the Weibo reminder function promptly notifies our users of new comments to and new followers of their Weibos, enabling them to better utilize social networking applications. In addition, 360 browsers’ online bookmark folders allow users to store their bookmarks in the cloud and access the bookmarks at any time in any location on PC and mobile devices with their 360 accounts.  Also, 360 browsers offer password managers to help users easily access multiple personal accounts on different online services through a secure cloud-based system. Through these additional features, we have been able to increase our users’ reliance on and loyalty to our products and services.

We also offer 360 mobile browsers for the iOS and Android operating systems. Our 360 mobile browsers’ cloud-based web page rendering may reduce up to 90% of data traffic, which helps to optimize speed and user experience.  Using 360 accounts, users can seamless synchronize bookmarks and personal settings between the Android, iOS and PC platforms.

360 Personal Start-up Page.     Launched in 2009, 360 Personal Start-up Page serves as user’s start-up page aggregating popular and preferred web services and applications. As the default home page of our 360 browsers, 360 Personal Start-up Page allows users to access and utilize popular web applications from a convenient site. Eventually, it will also automatically customize the contents and design based on users’ preference and habit. In the fourth quarter of 2013, 360 Personal Start-up Page had 119 million average daily unique visitors and generated 681 million average daily clicks.

360 Search. In August 2012, we launched 360 Search, a search engine using our proprietary search technology. It is the default search engine of our 360 browsers and is also accessible at www.so.com. According to CNZZ, 360 Search had a market share of 23.1% in PRC search traffic in terms of search page views in December 2013.

360 Mobile Assistant.     360 Mobile Assistant is an Android app store which allows users to browse, search and obtain various mobile applications for mobile devices, and through these applications access mobile Internet on a secure and user-friendly platform. It also serves as a key entry point for mobile search, which allows users to conveniently search mobile content, such as video, music, games and e-books. We have established strong relationships with app developers and content providers to provide a large quantity of mobile apps and other content on 360 Mobile Assistant. A substantial majority of 360 Mobile Assistant users use the Android operating system.

Online Advertising

We utilize our extensive user traffic to offer online marketing services.

We offer marketing opportunities to our customers by providing online advertising services (such as sponsored links) on our platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant. We charge fees to our customers based on the effectiveness of our advertising links, which is typically measured by active users, clicks, transactions and other actions originated from our platform products.  The pricing of our advertising services is closely correlated with the effectiveness of our advertising links. Additionally, our fees are also affected by, among other factors, (i) the competitiveness of bidding for sponsored links and keywords by our customers, with more intensive bidding typically leading to higher pricing and (ii) the vertical industries that our customers operate in, which may result in different effectiveness and benefits of our online advertising services to our customers. Please see “Operating and Financial Review and Prospects - Overview of Financial Results - Revenues - Online Advertising.”

Internet Value-added Services

We offer Internet value-added services, mainly by operating games developed by third parties and other Internet value-added services to users.

We operate third-party developed games on our game platform. We provide game players a safe and convenient gaming environment.  Our game portfolio includes web games, client-based games and mobile games. Users can access and play these games directly through our game platform. As of December 31, 2013, we offered over 800 games and had over 700,000 paying accounts on our game platform.  We share revenues from game operations with game developers pursuant to the terms of our cooperation agreements.

We also provide online lottery purchase services and serve as an agent for providing online distribution services and payment collection services, such as payment collection for mobile charges, and distribution and payment collection of e-books, on behalf of third parties. We generally charge commission as a percentage of the gross proceeds or collection amount. We provide payment collection services mainly through third-party professional payment and settlement institutions.

Our Technology

Cloud-based Technologies

We have developed leading cloud-based security technology, cloud computing technology and cloud storage technology.

Our cloud-based security technology is composed of three parts: a cloud-based database of blacklisted and whitelisted program files and websites, the automatic scanning and analysis of potential malware and malicious websites and 360 security software installed on users’ computers. It compares the unique digital fingerprint of a program file to a blacklist of confirmed malware and malicious websites and whitelist of confirmed safe program files stored on our central servers. The blacklist and whitelist are updated by information retrieved from and submitted by our user cloud on a real-time basis. In December 2013, we scanned and analyzed an average of over 40 million suspicious file samples and blocked over 300 million URL attacks per day. Our blacklist contains over 1.65 billion malware samples, and our whitelist contains nearly 110 million safe program files.

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

Dual-core Browser

Our 360 browsers integrate Trident, the core browser technology of Microsoft’s Internet Explorer and Webkit, the open-source core browser technology of Google Chrome, and automatically switch between these two core technologies seamlessly to provide our users with an optimized browsing experience. Webkit increases the speed of opening web pages, while Trident improves the compatibility of our 360 browsers with online banking and video display web pages. We have also developed technologies to minimize the memory usage of our 360 browsers to prevent decreases in performance after long periods of use, and use separate processes for each browser tab to protect the application as a whole from bugs and glitches in the rendering engine. Our 360 browsers also incorporate multiple security features, including the Microsoft DEP/NX exploit protection mechanism, anonymous browsing and the functions of 360 WebShield and sandbox technology. Our 360 browsers also fully support HTML5, and achieved one of the highest benchmark scores in HTML5 testing among mainstream browsers in the market, according to www.html5test.com.

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

Web Page Ranking Techniques enable our search engine to present search results with rank orders that reflect content relevancy. The techniques incorporate a weighted average scoring system on page analysis, a traditional page ranking system on page popularity and a feedback collecting system on page accuracy.

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

Qihoo Computational Advertising Technology

Our Qihoo Computational Advertising Platform - ClickEyes, provides targeted advertising services for hundreds of millions of Internet users every day, including search advertising services and targeted display advertising services for our Personal Start-up Pages, mobile advertising services and a big data platform. Our key computational advertising technologies include:

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

Anti-fraud Techniques. Our anti-fraud techniques use a statistical machine learning-based approach to implement a click anti-fraud mechanism, which ensures the click validity of our advertisers. The system can identify and filter invalid or fraudulent clicks based on IP, click distribution, cookies and other factors to ensure the integrity our advertising system.

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

Mobile Advertising Delivery System. Our mobile advertising delivery system receives advertisement requests from mobile software development kits (SDKs). It then analyzes user behavior via machine learning algorithm to identify users’ preferences and deliver the targeted mobile advertisement to users.

Big Data Platform. Our big data platform leverages NLP and data mining technology for in-depth analysis of an enormous volume of advertisement and search data to determine short-term and long-term user intentions and identify correlations between advertisements and user preferences. The platform supports multiple business systems, including search advertising, display advertising, mobile advertising, and personalized recommendations.

Mobile Security Technology

Our mobile security products are based on our cloud technologies, providing various security solutions in secure communication, system optimization, privacy protection and anti-spam. As of December 2013, our flagship mobile security product, 360 Mobile Safe, had more than 460 million smartphone users. Our mobile security products cover various mobile operating systems, including Google Android, Apple iOS and Windows Phone.

Anti-Spam Technology. Based on intelligent analysis of behaviors of common communication spam, including SMS spam and coldcall/robocall spam, we have built a cloud-based spam blacklist. 360 Mobile Safe utilize the blacklist to identify and block potential spam with high efficiency and low power consumption. The technology also allows mobile users to report new spam to our cloud on a realtime basis, benefiting our entire user base immediately. In 2013, 360 Mobile Safe blocked 97.1 billion spam SMSs and recorded 422 million calls identified as spam by our users.

Encryption and Privacy Protection Technology. 360 Mobile Safe uses an high-strength cryptographic algorithm to encrypt user-specified private data, such as call logs, address books, images, video and audio clips and other files. Users can backup their data to our password-protected cloud storage services, and retrieve the data to any mobile device when needed. The technology also enables users to block unauthorized access to their private information, such as location, address book, SMSs and call details, by third party apps.

Anti-Theft Technology. Through remote control command, our anti-theft technology can locate registered devices and triggers these devices to ring loud alarm tones to help users find the devices. The technology also enables users to lock lost devices remotely and erase all data in the devices to prevent breach of privacy.

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

Router Security Check and Repair Technologies

360 router security check and repair technologies support the security checking of mainstream home router DNSs, password management and web remote management settings to avoid the risk of network access and backdoor vulnerabilities caused by router, and establishes a malicious DNS auto-discovery system and mining system to detect router tampering by malicious scripts.

AFE

AFE is our anti-fishing/anti-fraud webpage recognition and classification technology. It is based on artificial intelligence and machine learning algorithms. This technology can automatically detect and extract unique webpage features or combinations of unique features from webpage text content and structure and generate a signature database for webpages in different categories. Based on the signature matching result, AFE is able to classify URLs into more than 100 different categories for real-time webpage scans.

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

As of December 31, 2013, our product development team consisted of 3,054 development and technical staff members, approximately 73% of whom held bachelor’s or more advanced degrees.

Our internally developed technologies include our cloud-based security system, QVM, 360 HIPS, Qihoo search engine technology, cloud storage and other technologies. See “— Our Technology.”

Our product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets. Product development expenses represented 38.7%, 47.5% and 38.0% of total revenues for each of the three years ended December 31, 2011, 2012 and 2013, respectively.

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

Customers

Our customers primarily comprise companies using our online advertising services, most of whom place sponsored links on our platform products (such as our 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant).

In 2011, 2012 and 2013, we had 350, 860 and approximately 50,000 customers that used our online advertising services. Our five largest customers accounted for approximately 27.9%, 21.3% and 15.6% of our total revenues for the three years ended December 31, 2011, 2012 and 2013, respectively.

Game Developers

We operate third-party developed games on our game platform and generate revenues from selling in-game currencies online which are used by game players to purchase virtual items in these games.  We collect payments from game players in connection with the sale of in-game currencies and remit certain agreed-upon percentages of the proceeds to the game developers.

Revenues derived from our five largest game developers in aggregate accounted for approximately 13.5%, 15.4% and 9.7% of our total revenues for the three years ended December 31, 2011, 2012 and 2013, respectively.

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

Our largest supplier accounted for approximately 14.8%, 29.5% and 22.7% of our total purchases for the three years ended December 31, 2011, 2012 and 2013, respectively. Our five largest suppliers in aggregate accounted for approximately 43.4%, 56.2% and 58.2% of our total purchases for each of the three years ended December 31, 2011, 2012 and 2013, respectively.

Sales and Marketing

We have historically relied primarily on “word-of-mouth” from our large user base as a sales and marketing tool for our products and services. Trust and reliance by over 470 million users is a key driver for the growth of our business, as potential new users hearing positive feedback from their friends and colleagues are more likely to try our products and services, which in turn enhances our “360” brand. Our public relations strategy has historically been focused on events related to our products and services, such as the launch of a new product or service, the update of existing products and services and awards and certifications we received for our products and services. Since the fourth quarter of 2012, we have also made significant sales and marketing efforts to promote our products through industry participants in distribution channels, such as increasing our cooperation with other software and hardware companies.

Since 2010, we have conducted advertising campaigns to reach a large number of potential users and customers. We also cooperate with other partners to promote our key mobile products.  While we will continue to control our sales and marketing expenses in the future by focusing on advertisements that we believe will provide significant benefits to our user base and brand recognition, we expect to use more external sales and marketing channels to promote our brand, products and services as we expand our offerings.

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

As of December 31, 2013, we had 206 registered trademarks in China and 36 registered trademarks outside of China, and held registered copyrights to 262 software programs covering almost all of our products. As of December 31, 2013, we had 2,286 pending patent applications and had received 85 authorized patents from various governmental authorities.

We have registered the domain name “360.cn ” with China Internet Network Information Center. In addition, we have registered 328 domain names with various domain name registration services as of December 31, 2013.

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

According to iResearch, in December 2013, we had 475 million monthly active users of our PC-based products and services, representing a user penetration rate among all Chinese PC Internet users of 94.6% in China. We believe that our technological know-how, large user base and established reputation in the Internet security market provide us with significant competitive advantages.

We also compete with PRC-based Internet companies that build Internet platforms to offer similar value-added and online advertising services as we do. Our primary competitor in this market is Tencent, the largest Internet company in China in terms of revenues. In December 2013, Tencent’s QQ instant messaging software had an active user penetration rate in China of 95.9%, according to iResearch.

Additionally, in August 2012, we launched 360 Search, our proprietary search engine. Our primary competitors in the search services market are Baidu Inc. and Sohu.com Inc. According to CNZZ, in December 2013, Baidu and Sohu’s Sogou search engine had 60.5% and 12.8%, respectively, of the PRC search traffic in terms of search page views, compared to 23.1% for 360 Search.

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

In addition, the Ministry of Public Security, or the MPS, promulgated measures on December 16, 1997 that prohibit the use of the Internet in ways which, among other things, result in a leakage of national secrets or the distribution of socially destabilizing content. On December 13, 2005, the MPS promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which require all ICPs to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Under those measures, the ICPs must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If the ICPs violate these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, the PRC State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking national secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

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

In addition, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that ICPs must not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. ICPs may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP may use User Personal Information only for the stated purposes under the ICPs’ scope of services. ICPs are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. Furthermore, on December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that ICPs must expressly inform their users of the purpose, manner and scope of the ICPs’ collection and use of users’ personal information, publish the ICPs’ standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential users’ personal information that ICPs collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Furthermore, the MIIT promulgated the Provision on Personal Information Protection of Telecommunication and Internet Users in July 2013, which provides the definition of personal information and further specifies the principles and requirements of the collection and use of personal information by telecommunication and Internet service providers.

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

Games and Virtual Currency

The Provisional Regulations for the Administration of Internet Culture promulgated in 2003 and as amended in 2004 and 2011 applies to entities engaging in activities related to “Internet cultural products,” including music and performance, online games, animation features, audiovisual products, performed plays and artwork converted for dissemination via the Internet. Such entities are required to apply for an Internet culture operating permit from the relevant local branches of the Ministry of Culture, or the MOC, for engaging in any of the following types of activities:

•	production, duplication, importation, issuance or broadcasting of online cultural products;

•	dissemination of online cultural products on the Internet or transmission of such products to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, using or downloading such products; or

•	exhibition, competitions or other activities involving online cultural products.

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

On June 4, 2009, the MOC and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice, which requires businesses that (i) issue online game virtual currency (in the form of prepaid cards or prepayment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from the MOC within three months following the date of the notice. The notice also prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Furthermore, the Provisional Measures for the Administration of Online Games in 2010, or the Online Game Measures, strengthens the MOC’s supervision of the development, production, online operation and issuance of online games and virtual currency. A company shall obtain the online culture operating permit in order to conduct online game operation and issuance and transaction of virtual currency. Such permit is valid for three years and renewable before its expiration. The Online Game Measures sets out detailed restrictions on online game operations, such as examination and filing of the games’ content, installment of anti-fatigue system and implementation of real-name registration. In addition, based on the Online Game Measures, the virtual currency issued by an online game operator could be only used to exchange such operator’s online game products.

On February 15, 2007, the MOC, the People’s Bank of China and other relevant government authorities jointly issued the Notice on Internet Cafes. The Notice on Internet Cafes authorizes the People’s Bank of China to strengthen the administration of virtual currency in online games in order to avoid any adverse impact on the economy and financial system. This notice strictly limits the total amount of virtual currency that an online game operator can issue and an individual game player can purchase. It also distinguishes virtual transactions from real transactions through electronic commerce and that specifies virtual currency should only be used to purchase virtual items.

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

Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years.

Copyright

The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

The Rules of Protection on Information Network Dissemination Rights address copyright protection issues relating to the Internet. In addition, on December 17, 2012, the Supreme People's Court promulgated the Provisions on Several Issues Concerning the Application of Law for Trial of Civil Dispute Cases Involving Infringement of the Right to Network Dissemination of Information, or the Network Dissemination of Information Provision, which stipulate that the dissemination by network users or network service providers of works, performance or audio or video recordings without the permission of the holder of the rights to such dissemination will constitute infringement of such rights, and that network service providers that aid or abet network users’ infringement of the rights of another to network dissemination of any works or recordings may be liable for such network users’ infringing activities.

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

Dividend Distribution

The principal regulations governing distributions of dividends of foreign holding companies include the Foreign-invested Enterprise Law (1986), as amended in 2001, and its Administrative Rules .

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. There is no material difference between accumulated profits calculated in accordance with PRC accounting standards and regulations and the accumulated profits presented in our financial statements. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Circular 75

SAFE issued on October 21, 2005 Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which became effective on November 1, 2005, pursuant to which (i) a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic tie to the PRC, who is referred to as a “PRC resident” in this circular, must register with the local branch of the SAFE before it establishes or controls an overseas SPV, for the purpose of overseas equity financing; (ii) when a PRC resident contributes assets of or equity interests in a domestic enterprise into an overseas SPV, or engages in overseas financing after contributing assets or equity interests into a SPV, such PRC resident must register his or her interest in the SPV and the change thereof with the local branch of the SAFE; and (iii) when the SPV undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or merger and division, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. To further clarify the implementation of Circular 75, the SAFE issued several regulations. These regulations require PRC residents to register with local branches of SAFE in connection with their direct or indirect offshore investment activities and PRC subsidiaries are required to coordinate and supervise such filing and registration. These regulations apply to our shareholders who are PRC residents and may apply to any offshore financing, investment and acquisitions that we make in the future.

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

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the M&A Rules, which became effective on September 8, 2006. The M&A Rules require offshore special purpose vehicles controlled directly or indirectly by PRC companies or individuals and formed for the purpose of listing equity interests in PRC companies on overseas exchanges to obtain CSRC approval prior to such listing.

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

C.           Organizational Structure

The following chart illustrates our corporate structure, including our principal operating subsidiaries, consolidated affiliated entities and our ownership structure as of the date of this annual report:

The following table sets forth the details of our principal subsidiaries as of the date of this annual report:

Name	Country of Incorporation	Ownership Interest
Qizhi Software (Beijing) Co., Ltd.	China	100%
Tianjin Qisi Technology Co., Ltd.	China	100%
Qiji International Development Limited	Hong Kong	100%
360 International Development Co. Limited	Hong Kong	100%
Qifei International Development Co. Limited	Hong Kong	100%

D.	Property, Plant and Equipment

Our principal executive offices are located at Building No. 2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China.  In August 2012, we entered into definitive agreements to purchase these new office premises with an area of approximately 69,205 square meters in Chaoyang District, Beijing, China for total cash consideration of RMB1.4 billion ($222.2 million). As of the date of this annual report, we have paid approximately $138.2 million of this consideration. At the end of 2013, approximately 36,483 square meters of these new office premises were in use. We also lease approximately 15,779 square meters of office space in Beijing and other cities in China.

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

Overview

We are a leading Internet company in China as measured by user base. As of December 2013, we had 475 million monthly active users of our PC-based products, representing a user penetration rate of 94.6% among all Chinese PC Internet users, according to iResearch.

We are also the No. 1 provider of PC and mobile Internet security products in China as measured by user base. As of December 2013, we had 462 million monthly active PC Internet security product users, representing a user penetration rate of 91.9% in China, according to iResearch. Additionally, as of December 2013, we had 467 million users using our key smartphone security product, 360 Mobile Safe. We offer all of our PC and mobile Internet security products free of charge and generate revenues primarily through offering the following services:

•	Online advertising. We offer marketing opportunities to our customers by providing online advertising services, such as sponsored links, on our platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant. We generally offer online advertising services to our customers on a pay-for-effectiveness basis.

We charge fees to our customers based on the effectiveness of our advertising links, which is typically measured by active users, clicks, transactions and other actions originated from our platform products.  The pricing of our advertising service is closely correlated with the effectiveness of our advertising links. Additionally, our fees are also affected by, among other factors, (i) the competitiveness of bidding for sponsored links and keywords by our customers, with more intensive bidding typically leading to higher pricing and (ii) the vertical industries that our customers operate in, which may result in different effectiveness and benefits of our online advertising services to our customers. Please see “- Overview of Financial Results - Revenues - Online Advertising.”

•	Internet value-added services. We offer games developed by third parties to users and generate revenues through sharing of in-game item sales with game developers. We also provide online lottery purchase services and serve as an agent for providing online distribution services and payment collections services, and generally charge commission as a percentage of the gross proceeds or collection amount.

•	Other services. On an ad-hoc project basis, we also offer IT outsourcing and systems integration services to enterprise customers. This is not our core business and its contribution to our revenues is insignificant.

We have grown significantly since we commenced operations in 2005. Monthly active users of our PC-based products increased from 402 million in December 2011 to 456 million in December 2012 and 475 million in December 2013. Total smartphone users of our primary mobile security product, 360 Mobile Safe, increased from 53 million in December 2011 to 207 million in December 2012 and 467 million in December 2013. Our revenues increased from $167.9 million in 2011 to $329.0 million in 2012 and $671.1 million in 2013. We first became profitable in 2009. Our net income increased from $15.6 million in 2011 to $46.7 million in 2012 and $99.7 million in 2013.

The most significant factors that affect the financial performance and results of operations of our business are:

•	User base;

•	Pricing and revenue sharing;

•	Revenue mix; and

•	Product development.

User base

Our success in generating revenues, especially from our online advertising and Internet value-added services, largely depends on our ability to maintain and increase the number of users of our products and services. The size of our user base drives the online traffic or transactions originated from our platform products, for which we get paid by our online advertising customers. The number of users using our platform products also represents the size of the addressable market for our Internet value-added services and the potential for generating additional sources of revenues. In order to attract and retain users, we must continue to invest significant resources to provide comprehensive and effective products and services.

Pricing and revenue sharing

We charge fees to our customers based on the effectiveness of our advertising services, which is typically measured by active users, clicks, transactions and other actions originated from our platform products.  The pricing of our advertising service is closely correlated with the effectiveness of our advertising links. Additionally, our fees are also affected by, among other factors, (i) the competitiveness of bidding for sponsored links and keywords by our customers, with more intensive bidding typically leading to higher pricing and (ii) the vertical industries that our customers operate in, which may result in different effectiveness and benefits of our online advertising services to our customers. Please see “- Overview of Financial Results - Revenues - Online Advertising.” However, our ability to increase fee rates is limited by the competitive landscape and subject to acceptance by our customers. As our online games business are based on revenue sharing arrangements with third-party developers, our revenues depend in part on our percentage share of the revenues we generate from operating those games.

Revenue mix

Our revenues and costs of revenues are affected by changes in our revenue mix. We generate revenues mainly through providing Internet services, including online advertising and Internet value-added services. Revenues from online advertising decreased from 73.3% in 2011 to 67.3% in 2012 and 62.2% in 2013, and revenues from Internet value-added services increased from 26.0% in 2011 to 31.4% in 2012 and 37.7% in 2013. As we further expand our business, our revenue mix may continue to change, which may affect our results of operations for future periods.

Product development

In order to attract and retain users, we have invested significant resources in developing security products, cloud-based services, search engine-related products, mobile Internet products and other Internet products and services so as to develop and strengthen our products and services and enhance user experience. In 2011, 2012 and 2013, our product development expenses were $65.0 million, $156.3 million and $255.2 million, respectively, representing 38.7%, 47.5% and 38.0% of our revenues in the corresponding periods. We expect our product development expenses to continue to increase as we endeavor to develop attractive products and services that enable users to enjoy a more secure and a higher quality Internet experience.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Revenues

The following table sets forth our revenues by source both in absolute amounts and as percentages of total revenues for the periods indicated:

	Year Ended December 31,
	2011	%	2012	%	2013	%
	($ in thousands, except percentages)
Revenues:
Internet services	166,961	99.5	328,882	100.0	671,088	100
Online advertising	123,048	73.3	221,488	67.3	417,133	62.2
Internet value-added services	43,567	26.0	103,316	31.4	252,684	37.7
Other services	346	0.2	4,078	1.3	1,271	0.1
Sales of third-party anti-virus software	890	0.5	150	0.0	—	0.0
	167,851	100.0	329,032	100.0	671,088	100

Online Advertising

We generate online advertising revenues primarily through monetization of user traffic on our web properties. We generally offer online advertising services to our customers on a pay-for-effectiveness basis.

The most significant factors that directly or indirectly affect our online advertising revenues, which are primarily generated from sponsored links placed on our platform products (such as our 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant), are:

•	The number of our users that actively use our platform products. Generally speaking, the more users we have, the more online activities they generate, which serve as the basis for monetization.

•	The number of activities initiated on our websites and our partners’ websites through sponsored links, which are affected primarily by factors such as the location and prominence of the sponsored links, the relevance between advertising keywords and our customers’ businesses, and the rate at which users click on sponsored links.

•	The total number of sponsored links displayed on our platform products. Generally speaking, the more sponsored links we have, the better we can monetize our users’ activities.

•	The effectiveness of our sponsored links, which is typically measured by active users, clicks, transactions and other actions originated from our platform products. The pricing of our advertising service is closely correlated with the effectiveness of our sponsored links.

•	The number of our customers and the competitiveness of bidding for sponsored links and keywords by customers. Generally speaking, the more customers we have, the more intensive bidding is. More intensive bidding typically leads to higher pricing, all other factors held equal.

•	The vertical industries that our customers operate in, which may result in different effectiveness and benefits of online advertising. For example, sponsored links to e-commerce websites can directly lead to sales of products and revenues to the customer, while links to video-sharing websites typically increase site traffic and brand awareness, but do not directly lead to revenue-generating transactions for the customer. As such, the pricing of these links may differ materially from customer to customer.

•	The total online marketing budgets of our customers, which may fluctuate materially due to macroeconomic trends and the different stages of development of vertical industries. The fluctuation of our customers’ online marketing budgets may affect the volume of advertising links that customers are able to purchase and prices of each link that customers are able to pay.

We view search as an integrated part of our online advertising business. In many cases it may not feasible to clearly separate search and non-search online advertising. There are increasing numbers of customers request a “total” advertising solution from us, which may include any combination of Personal Start-up Page advertisements, search advertisements and mobile advertisements. Such total solutions serve both brand building and transaction generating purpose for customers. We may charge these customers on a total package basis.

The interaction of these factors affects the performance and results of operations of our online advertising business. In summary, the increase in the effectiveness of our sponsored links, along with the growth of our user base, has in turn increased our number of customers and the revenues we generate from each customer, and in turn the size of our total online advertising business.

Internet Value-added Services.   Our Internet value-added services include offering games developed by third parties and other Internet value-added services to users.

We operate third-party developed games on our game platforms. We provide game players a safe and convenient gaming environment.  Our game portfolio includes web games, client-based games and mobile games. Users can access and play these games directly through our game platforms. We share revenues from game operations with game developers pursuant to the terms of our cooperation agreements.

A substantial majority of playing users on our game platform are casual players who play the games on a “free” basis. Typically, only a small percentage of playing users will purchase in-game virtual items in order to advance to higher stages. These users can make the purchase through their registered accounts on our game platforms. We refer to these accounts as the “paying accounts.” As such, total number of paying accounts is a key driver for our game revenue growth. In December 2013, monthly game paying accounts on our game open platforms was over 700,000, compared to over 238,000 in December 2012.

As of the end of 2013, there were over 800 games on our game platforms, compared to over 110 games at the end of 2012. Each game’s revenue contribution differs materially. In 2013, the most popular games each generated approximately 1% to 2% of our total revenues, while the least popular ones each generated less than 0.1% of our total revenues. A significant majority of the games on our game platform has shorter life cycles than traditional MMORPGs, and as such top games on our game platforms tend to change from period to period. The top ten games contributed approximately 33% of total game revenues in 2013, compared with 55% in 2012. As we expand our game portfolio to include additional types of games, particularly mobile games, the average life cycles of our games may become shorter. The life cycle measurement of games is less relevant to our game operations because different types of games may have drastically different life cycles and monetization patterns. A longer or shorter “active life” does not necessarily mean bigger or smaller revenue contribution.

We also provide online lottery purchase services and serve as an agent for providing online distribution services and payment collection services, such as payment collection for mobile charges, and distribution and payment collection of e-books, on behalf of third parties. We generally charge commission as a percentage of the gross proceeds or collection amount. We provide payment collection services mainly through third-party professional payment and settlement institutions.

Other Services

We also generate an insignificant amount of revenues from other ad-hoc services, such as IT outsourcing and system integration services to enterprise customers.

Cost of Revenues and Operating Expenses

The following table sets forth the cost of revenues and operating expenses, both in absolute amounts and as percentages of total revenues for the periods indicated:

	Year Ended December 31,
	2011	%	2012	%	2013	%
	($ in thousands, except percentages)
Revenues:	167,851	100.0	329,032	100.0	671,088	100.0
Cost of revenues:
Internet services	18,680	11. 2	32,762	10.0	87,838	13.1
Sales of third-party anti-virus software	238	0.1	40	0.0	—	0.0
Total cost of revenues	18,918	11.3	32,802	10.0	87,838	13.1
Operating expenses
Selling and marketing	46,836	27.9	58,178	17.7	110,104	16.4
General and administrative	19,054	11.4	34,295	10.4	116,200	17.3
Product development	64,962	38.7	156,269	47.5	255,248	38.0
Impairment loss on intangible assets	87	0.0	1,348	0.4	948	0.1
Total operating expenses	130,939	78.0	250,090	76.0	482,500	71.8

Cost of Revenues

Cost of revenues mainly consists of cost of Internet services.

Cost of Internet services primarily consist of business tax, value-added tax and related surcharges, payment collection costs, costs of bandwidth and utilities, depreciation of equipment and other costs. Our Internet services are subject to PRC business tax, value-added tax and related surcharges on our revenues. We expect our business tax, value-added tax and related surcharges will continue to increase in line with increases in our revenues. Payment collection costs in connection with Internet services represent the fees that we pay to providers of mobile payment and online banking services for processing payments from our users. Other costs incurred in connection with Internet services primarily comprise salaries and benefits for service operation personnel, authorization fees for the operation of third-party games and traffic acquisition costs.

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

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	($ in thousands)
Share-based compensation expenses included in:
Cost of revenues	16	4	—
Selling and marketing	31,455	21,260	15,389
General and administrative	4,549	8,365	69,101
Product development	11,969	20,976	36,597
Total	47,989	50,605	121,087

We expect to continue to grant share options and nonvested shares under our share incentive plans and incur further share-based compensation expenses in future periods.

Acquisitions and Investments

We made a total of $24.8 million and $27.5 million in investments in small to mid-sized Internet companies whose businesses complement our business in 2012 and 2013, respectively.

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

Revenue Recognition

We generate revenues primarily through providing Internet services, consisting primarily of online advertising and Internet value-added services, and sales of third-party anti-virus software.

We consider revenue to be realizable and earned when all of the following criteria exist:

•	persuasive evidence of a sales arrangement exists;

•	delivery has occurred or services have been rendered;

•	the price is fixed or determinable; and

•	collectability is reasonably assured.

Internet Services

Internet services revenues includes online advertising, Internet value-added services and other services.

Online Advertising

We offer marketing opportunities to our customers by providing online advertising services, such as sponsored links (advertising links), on our platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant. We generally offer these advertising links to our customers on a pay-for-effectiveness basis, which primarily includes a cost over time period model and cost for performance model. We charge fees to our customers directly or indirectly determined based on the effectiveness of advertising links, which is typically measured by active users, clicks, transactions and other actions originated from our platform products. Additionally, our fees are also affected by, among other factors, (i) the competitiveness of bidding for sponsored links and keywords by our customers, with more intensive bidding typically leading to higher pricing and (ii) the vertical industries that our customers operate in, which may result in different effectiveness and benefits of our online advertising services to our customers. For advertising contracts that are charged on a cost over a time period basis, we recognize revenues ratably over the period the advertising is provided. For contracts that are charged on a cost for performance basis, the revenues are estimated by us based on our internal data, which is confirmed with the respective customers.

Prior to 2013, we also directed search traffic to search engines such as Google through our default search boxes on our 360 browsers and our default home page, 360 Personal Start-up Page. We received a pre-determined fee from search engine companies based on the number of searches originated from our 360 browsers and 360 Personal Start-up Page, subject to a pre-determined limit. The revenue is estimated by us based on our traffic data, which is confirmed subsequently with the search engine companies. Since we launched our own search engine in August 2012 and subsequently terminated our service referral agreement with Google, revenue from search referral service has decreased to zero gradually.

We occasionally engage in nonmonetary transactions to allow certain third parties to provide traffic on the non-monetization location of our platform products to show their brand or products in exchange for our brand promotion or more downloads of our platform or security products, and to allow certain third parties to bundle our platform or security products with third parties’ software products in exchange for more downloads of our platform or security products. We recognize revenues and expenses at fair value from a nonmonetary transaction only if the fair value of the services exchanged in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar services from customers unrelated to the counterparty in the nonmonetary transaction. In 2011, we engaged in one nonmonetary transaction for which the fair value was determinable. No such transactions were recognized in 2012 and 2013.

Internet Value-added Services

Our Internet value-added services include offering games developed by third parties, and other Internet value-added services to our users.

Games. We provide game services and generate revenues from selling in-game currency online which will later be used by game players to purchase virtual items in games. Our game portfolio includes web games, client-based games and mobile games. All of the games are developed by third-party game developers and can be accessed and played by game players directly through our game platform. We primarily view the game developers to be our customers and consider our responsibility under our agreements with the game developers to be promotion of the game developers’ games. We collect payments from game players in connection with the sale of in-game currencies and remit certain agreed-upon percentages of the proceeds to the game developers. Net revenues from the sale of in-game currencies is deferred until the estimated consumption date, (i.e. the estimated date that virtual items are sold within the game), which is typically within a short period of time after purchase of the in-game currency. Purchases of in-game currencies are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenues generated by a game is insignificant. To date, we have never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game.

Game revenue recognition involves certain management judgments, such as determination of who is the principal in providing game services to our users and estimating the consumption date of in-game currencies. We concluded that game developers are the principals based on the fact that the games are primarily hosted on the game developers’ servers and such developers are responsible for the maintenance of the games and determination of the prices of the virtual items used in the games. Therefore, we report such revenues on a net basis. In addition, we estimate the in-game currency consumption date based on the consumption behavior of the game players for each reporting period. The amount and timing of our game revenues could be materially different for any period if management made different judgments or utilized different estimates.

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

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for our Company) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

In the evaluation of the goodwill for impairment, we may first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process.

The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In 2013, we assessed the qualitative factors to determine it is not “more likely than not” that the fair value of each reporting unit is less than its respective carrying amount. We did not incur any impairment loss on goodwill for the years ended December 31, 2011, 2012 and 2013.

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

Our management performs impairment assessment on intangible assets with indefinite lives on December 31 of each year or when events or changes in circumstances indicate that the assets might be impaired. Our management used the discounted cash flow method to estimate the fair value of intangible assets with indefinite lives. During the years ended December 31, 2011, 2012 and 2013, we recognized nil, $197,000 and $841,000 of impairment losses, respectively, on our intangible assets with indefinite lives.

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

Our management estimated the fair value of the intangible assets with definite lives based on the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated and discount rates. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2011, 2012 and 2013, we recognized $87,000, $1,151,000 and $107,000 of impairment losses, respectively, on our intangible assets with definite lives.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of these investee companies based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. Certain of our equity method investments experience a deteriorating financial position and performance and we do not expect them to generate any positive future cash flows. Accordingly, we accrued an impairment charge of $0.2 million, $1.5 million and $4.1 million in 2011, 2012 and 2013, respectively, on these equity method investments based on their fair value which would be minimal.

Cost Method Investments

For investee companies over which we do not have significant influence and a controlling interest, we carry the investment at cost and recognize as income for any dividend received from distribution of the investee’s earnings.

We review our cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of our cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. The Company estimated the fair value of these investee companies based on discounted cash flow approach. Factors we consider in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and our intent and ability to hold such investment. As a result of the assessment process for our cost method investments, we recognized impairment charge of $0.7 million, $0.8 million and $0.9 million in 2011, 2012, and 2013 respectively.

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

Based on information currently available, we cannot reasonably estimate the loss that is reasonably possible at this stage except for two legal cases.  Therefore, no accrual for contingency loss was made as of December 31, 2012 and $0.9 million was accrued for these two legal cases as of December 31, 2013.

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

The fair values of our option awards were estimated on the date of grant using the Black-Scholes and binomial option pricing model using the following assumptions:

	2011	2012	2013
Weighted average risk-free interest rate	2.74% - 3.88%	2.83% - 3.35%	3.40% - 4.02%
Weighted average expected term (number of years)	5.40 - 6.35	6.35	6.35
Weighted average expected volatility	43.10% - 57.70%	46.98% - 74%	46.04% - 46.68%
Weighted average expected dividend yield	—	—	—

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

Hong Kong

Our wholly-owned subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5% for the year ended December 31, 2013. Under the Hong Kong tax laws, these subsidiaries are exempted from the Hong Kong income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Our wholly-owned subsidiary in Singapore is subject to the unified tax rate of 17% for the year ended December 31, 2013. There are no withholding taxes in Singapore on remittance of dividends.

Japan

Our majority-owned subsidiary in Japan is subject to the unified tax rate of 25.5% plus 2.55% surcharge in Japan for the year ended December 31, 2013. It also needs to pay fixed amount local income tax to the local tax authorities by monthly based on the employee headcount and capital amount. The normal withholding tax rate is 20% in Japan on remittance of dividends and could be reduced to 10% under the tax treaty between Hong Kong and Japan.

United States

Our wholly-owned subsidiary in U.S. is subject to the progressive tax rate from 15% to 39% for the federal income tax in the U.S. and 8.7% for the state income tax in Delaware for the year ended December 31, 2013. The normal withholding tax rate is 30% in the US on remittance of dividends..

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

Pursuant to the New EIT Law, enterprises that previously enjoyed preferential treatments of low tax rates will be subject to the new enterprise income tax rate of 25% after a five-year transitional period. Moreover, tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiration of the prescribed period. One of our operating subsidiaries, Qizhi Software, and two of our VIEs, Beijing Qihu and Beijing Star World, receive preferential tax treatment in the PRC as “high and new technology enterprises.” Another one of our operating subsidiaries, Tianjin Qisi, receives preferential tax treatment in the PRC as a “software enterprise.” As a result, subject to satisfaction of applicable criteria as confirmed by the competent authorities, Qizhi Software was entitled to an exemption from the 15% reduced EIT tax rate in 2008 and a 50% reduction in the 15% reduced EIT tax rate in 2009 and 2010.  Qizhi Software received a renewal of its “high and new technology enterprises” status in October 2011 and was entitled to a reduced EIT rate of 15% for 2011, 2012 and 2013.  Beijing Qihu was entitled to a reduced EIT rate of 15% for 2009, 2010 and 2011. Beijing Qihu received a renewal of its “high and new technology enterprises” status in July 2012 and was entitled to a reduced EIT rate of 15% for 2012 and 2013. Beijing Star World received its “high and new technology enterprises” status in November 2011 and was entitled to a reduced EIT rate of 15% for 2011, 2012 and 2013. Tianjin Qisi received its “software enterprise” status in March 2011 and was entitled to the preferential tax treatment of "2-year exemption plus 3-year half rate” starting from 2012, which was its first profit-making year for EIT purposes.

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

	Year Ended December 31,
	2011	Percentage of Revenues	2012	Percentage of Revenues	2013	Percentage of Revenues
	($ in thousands, except percentages)

Revenues:
Internet services
Online advertising	123,048	73.3%	221,488	67.3%	417,133	62.2%
Internet value-added services	43,567	26.0%	103,316	31.4%	252,684	37.7%
Other services	346	0.2%	4,078	1.3%	1,271	0.1%
Total	166,961	99.5%	328,882	100.0%	671,088	100%
Sale of third party anti-virus software	890	0.5%	150	0.0%	—	0.0%
Total revenues	167,851	100.0%	329,032	100.0%	671,088	100%

Cost of revenues:
Internet services	18,680	11.2%	32,762	10.0%	87,838	13.1%
Sale of third party anti-virus software	238	0.1%	40	0.0%	—	0.0%
Total cost of revenues	18,918	11.3%	32,802	10.0%	87,838	13.1%

Subsidy income	151	0.1%	2,570	0.8%	2,349	0.4%
Operating expenses:
Selling and marketing	46,836	27.9%	58,178	17.7%	110,104	16.4%
General and administrative	19,054	11.4%	34,295	10.4%	116,200	17.3%
Product development	64,962	38.7%	156,269	47.5%	255,248	38.0%
Impairment loss on intangible assets	87	0.0%	1,348	0.4%	948	0.1%
Total operating expenses	130,939	78.0%	250,090	76.0%	482,500	71.8%

Income from operations	18,145	10.8%	48,710	14.8%	103,099	15.4%
Interest income	2,594	1.5%	6,715	2.1%	10,398	1.5%
Interest expense	(53)	(0.0)%	—	0.0%	(5,572)	(0.8)%
Other (expense) income	(3)	(0.0)%	1,243	(0.4)%	590	0.1%
Exchange gain	6,294	3.7%	49	0.0%	5,105	0.8%
Impairment loss on long-term investments	(902)	(0.5)%	(2,302)	(0.7)%	(5,004)	(0.7)%
Change in unrealized holding loss of trading securities	(220)	(0.1)%	(52)	0.0%	75	0.0%
Realized gain from sales of trading securities	—	0.0%	—	0.0%	252	0.0%
Dividend income from a cost method investee	—	0.0%	—	0.0%	413	0.1%
Gain on disposal of long-term investments	—	0.0%	4,766	1.4%	15,807	2.4%
Gain (loss) on disposal of subsidiaries	—	0.0%	3,566	1.1%	(1,144)	(0.2)%
Income before income tax expense and loss from equity method investments	25,855	15.4%	62,695	19.1%	124,019	18.6%
Income tax expense	(10,874)	(6.4)%	(11,379)	(3.5)%	(23,423)	(3.5)%
Loss from equity method investments	(437)	(0.3)%	(4,845)	(1.5)%	(2,747)	(0.4)%
Net income	14,544	8.7%	46,471	14.1%	97,849	14.7%
Add: Net loss attributable to noncontrolling interest	1,059	0.6%	275	0.1%	1,803	0.3%
Net income attributable to Qihoo 360 Technology Co. Ltd.	15,603	9.3%	46,746	14.2%	99,652	15.0%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Revenues increased by 104.0%, from $329.0 million in 2012 to $671.1 million in 2013, primarily as a result of strong performance in both online advertising and Internet value- added services, driven by strong user traffic growth and further penetration of performance based advertising on our platform products.

Revenues from online advertising increased by 88.3%, from $221.5 million in 2012 to $417.1 million in 2013. This increase was primarily due to increased monetization of user activities on 360 Personalized Start- up Pages and incremental contribution from search and mobile advertising. Our online advertising customers increased from 860 in 2012 to approximately 50,000 in 2013. The increase in our online advertising customers was mainly due to the ramp-up in search monetization.

Revenues from Internet value-added services increased by 144.6%, from $103.3 million in 2012 to $252.7 million in 2013. This increase was primarily due to an increase of paying users on our game platforms and game operations capacity.

Cost of Revenues

Our cost of revenues increased by 167.8%, from $32.8 million in 2012 to $87.8 million in 2013, primarily due to increases in business tax, value-added tax and related surcharges and payment collection costs for Internet services in line with revenue growth.

Operating Expenses

Selling and Marketing Expenses. Selling and marketing expenses increased by 89.3%, from $58.2 million in 2012 to $110.1 million in 2013. This increase was primarily due to (i) an increase of $41.2 million in advertising and promotion expenses relating to increased brand promotion activities and promotion of our security and platform products and (ii) an increase of $13.3 million in salaries and benefits as a result of increased headcount of sales and marketing personnel, partially offset by a decrease of $5.9 million in share-based compensation associated with unvested shares and share options granted to key sales and marketing employees and external consultants as some of our external consultants had completed their service.

General and Administrative Expenses. General and administrative expenses increased by 238.8%, from $34.3 million in 2012 to $116.2 million in 2013. This increase was primarily due to (i) an increase of $60.7 million in share-based compensation associated with the vesting of shares and share options granted to our key employees and senior management, which included a one-off $57.0 million share-based compensation charge in relation to share incentive grants to our two co-founders to reward them for our outstanding performance in the past several years, (ii) an increase of $7.1 million in salaries and benefits for our general and administrative personnel as a result of increased headcount, (iii) an increase of $8.4 million in professional fees incurred for legal proceedings and other administrative activities and (iv) an increase of $4.0 million in office related expenses as a result of expanding our operations.

Product Development Expenses. Product development expenses increased by 63.3%, from $156.3 million in 2012 to $255.2 million in 2013. This increase was primarily due to (i) an increase of $41.4 million in the salaries and benefits for our product development personnel as we hired additional employees in 2013 to develop our platforms and products, (ii) an increase of $21.6 million in bandwidth costs, as we leased additional bandwidth to develop and innovate products and services, (iii) an increase of $18.7 million in depreciation and amortization expenses from the acquisition of property, equipment and intangible assets for the expansion of our business to facilitate the development and strengthening of our technologies and products; and (iv) an increase of $15.6 million in share-based compensation associated with the vesting of shares and share options granted to our key product development employees.

Interest Expense.

Interest expenses increased from nil in 2012 to $5.6 million in 2013 due to the interest expense in connection with the issuance of our convertible senior notes in 2013.

Income Tax Expense

Income tax expenses increased from $11.4 million in 2012 to $23.4 million in 2013, primarily due to an increase in taxable income for our subsidiaries and VIEs from 2012 to 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Revenues increased by 96.0%, from $167.9 million in 2011 to $329.0 million in 2012, primarily as a result of robust growth in both online advertising and Internet value-added services, despite a relatively challenging macro-economic environment and intense competition.

Revenues from online advertising increased by 80.0%, from $123.0 million in 2011 to $221.5 million in 2012. This increase was primarily due to continued growth momentum in user activities and increased monetization efficiency. Online advertising customers (excluding search customers) increased from 350 in 2011 to 860 in 2012. The increase in our online advertising customers was mainly due to the release of additional advertising inventory and the introduction of more flexible performance-based pricing models in mid-2012.

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

Our principal sources of liquidity have been cash generated from operating activities and proceeds from our initial public offering and the concurrent private placement in April 2011. As of December 31, 2013, we had outstanding debt of $600.0 million in the form of convertible senior notes. Our cash and cash equivalents primarily consist of cash on hand and term deposits. We believe the cash we received from the initial public offering and concurrent private placement in April 2011 and our convertible senior notes offering in September 2013 and the anticipated cash flow from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. If we have additional liquidity needs in the future, we may obtain additional financing, including credit facility and equity offering or debt financing in capital markets, to meet such needs.

We are a holding company and conduct our operations primarily through our subsidiaries and VIEs in China. For the years ended December 31, 2011, 2012 and 2013, our VIEs in China contributed an aggregate of 95.7%, 92.1% and 78.6%, respectively, of our consolidated revenues. Our operations not conducted through contractual arrangements with our VIEs primarily consist of our advertisement agency services and technology support services. As of December 31, 2012 and 2013, our VIEs accounted for an aggregate of 26.7% and 20.3%, respectively, of our consolidated total assets, and 34.4% and 17.2%, respectively, of our consolidated total liabilities. The assets not associated with our VIEs primarily consists of cash and cash equivalent, accounts receivables, property and equipment and land use rights. As of December 31, 2012 and 2013, $142 million and $801 million, respectively, of these assets were denominated in U.S. dollars and $363 million and $448 million, respectively, of these assets were denominated in RMB. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depend upon earnings of our VIEs transferred to our subsidiaries in the form of payments under the technology consulting and services agreements. As of December 31, 2013, the total amount of service fees payable to our wholly owned subsidiaries from our VIEs was $0.1 million. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. As of December 31, 2013, our PRC subsidiaries and VIEs had aggregate undistributed earnings of approximately $355.0 million that were available for distribution. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

Under PRC law, each of our PRC subsidiaries must set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries with foreign investments must also set aside a portion of its after-tax profits to fund an employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual audits of the subsidiaries. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions from our subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.” There is no material difference between the accumulated profits calculated pursuant to PRC accounting standards and the accumulated profits presented in the financial statements.

Our cash held inside the PRC were $96.3 million, $157.7 million and $301.9 as of December 31, 2011, 2012 and 2013, respectively, and our cash held outside the PRC were $247.5 million, $222.9 million and $711.6 million as of December 31, 2011, 2012 and 2013, respectively. Furthermore, our cash held inside our VIEs were $33.0 million, $58.1 million and $116.6 million as of December 31, 2011, 2012 and 2013, respectively, and our cash held outside our VIEs were $310.7 million, $322.6 million and $896.9 million as of December 31, 2011, 2012, and 2013, respectively. Cash transfers from our PRC subsidiaries and consolidated affiliated entities to our subsidiaries outside of China are subject to PRC government control of currency conversion. Qizhi Software needs to obtain the approval from or registration with the relevant government authorities if it plans to convert cash denominated in Renminbi into U.S. dollars and remit it to our subsidiaries outside of China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	($ in thousands)
Net cash provided by operating activities	82,303	117,788	210,226
Net cash used in investing activities	(34,811)	(83,927)	(196,874)
Net cash provided by financing activities	233,280	1,986	613,498
Effect of exchange rate on cash and cash equivalents	2,454	1,086	5,951
Net increase in cash and cash equivalents	283,226	36,933	632,801
Cash and cash equivalents at beginning of year	60,505	343,731	380,664
Cash and cash equivalents at end of year	343,731	380,664	1,013,465

Operating Activities

Net cash provided by operating activities increased to $210.2 million in 2013 from 117.8 million in 2012. Although our growing business generated substantial net cash inflow as our revenues increased by $342.1 million from $329.0 million in 2012 to $671.1 million in 2013, the cash paid for cost of revenues and operating expenses also increased by $225.6 million from $204.5 million in 2012 to $430.1 million in 2013.

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

Investing Activities

Net cash used in investing activities amounted to $196.9 million in 2013, primarily due to cash outflows for (i) payment for the purchase of property and equipment and intangible assets of $121.4 million and (ii) capital contribution of $81.0 million for long-term investments and $9.8 million for business acquisition, partially offset by cash inflows from the disposal of certain investments and a subsidiary of a VIE for $15.6 million.

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

Financing Activities

Net cash provided by financing activities amounted to $613.5 million in 2013, primarily due to cash inflows for (i) the receipt of $587.9 million proceeds from the issuance of senior convertible notes, net of issuance costs and (ii) the receipt of $23.7 million proceeds from the exercise of share options by our employees and external consultants.

Net cash provided by financing activities amounted to $2.0 million in 2012, primarily due to the receipt of proceeds from exercise of share options by our employees and external consultants.

Net cash provided by financing activities amounted to $233.3 million in 2011, primarily due to the receipt of proceeds from our initial public offering and concurrent private placement.

Capital Expenditures

We incur capital expenditures primarily for the purchase of servers, network equipment and other computer hardware for our business expansion and the purchase of new office premises and related facilities. Our capital expenditures were $18.7 million in 2011, $134.2 million in 2012 and $71.0 million in 2013. We expect to incur approximately $240.0 million in capital expenditures for 2014 for the purchase of servers, network equipment and other computer hardware for our business expansion, as well as the purchase of new office premises and related facilities.

C.	Research and Development, Patents and Licenses, etc.

Product Development

In order to attract and retain users, we have invested significant resources in developing security products, cloud-based services, search engine-related products, mobile Internet products and other Internet products and services and improve our products and services and enhance user experience. As of December 31, 2013, our product development team consisted of 3,054 development and technical staff members, approximately 73% of whom held bachelor’s or more advanced degrees.

Our internally developed technologies include our cloud-based security system, Qihoo search engine technology, cloud storage system, QVM, 360 HIPS and other technologies. See “— Our Technology.”

Our product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets. Product development expenses represented 38.7%, 47.5% and 38.0% of total revenues for the three years ended December 31, 2011, 2012 and 2013, respectively.

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

As of December 31, 2013, we had 206 registered trademarks in China and 36 registered trademarks outside of China, and held registered copyrights to 262 software programs covering almost all of our products. As of December 31, 2013, we had 2,286 pending patent applications and had received 85 authorized patents from various governmental authorities.

We have registered the domain name “360.cn ” with China Internet Network Information Center. In addition, we have registered 328 domain names with various domain name registration services as of December 31, 2013.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Other
	($ in thousands)
Operating obligations (1)	14,966	8,712	4,809	1,445	-	-
Capital commitments	84,036	84,036	-	-	-	-
Other commitments(2)	70,583	15,000	30,000	25,583	-	-
Total	169,585	107,748	34,809	27,028	-	-

(1)          Operating obligations represent future rental commitments related to facilities and offices under non-cancelable operating lease agreements and fee commitments related to obtaining exclusive rights of operation for the games on our platforms.

(2)          Other commitments represent future commitment relates to interest payable in connection with the issuance of Convertible Senior Notes.

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

You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: our ability to continue to innovate and provide attractive products and services to attract and retain users; our ability to keep up with rapid changes in technologies and Internet-enabled devices; our ability to leverage its user base to attract customers and users for our revenue-generating services; our dependence on online advertising for a substantial portion of our revenues; our ability to compete effectively; and our success in defending our Company against unsubstantiated reports and allegations by third parties. This annual report on Form 20-F also contains data related to the Internet industry in China taken from third party reports. China’s Internet industry may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the Internet industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

Name	Age	Position
Hongyi Zhou	43	Chairman of the board and chief executive officer
Xiangdong Qi	49	Director and president
Shu Cao	38	Director and chief engineer
Neil Nanpeng Shen	46	Director
Wenjiang Chen	44	Director
Ming Huang	50	Director
Shujun Li*	42	Director
William Mark Evans	56	Director
Eric Chen	44	Director
Jue Yao	40	Chief financial officer
Alex Zuoli Xu	45	Co-chief financial officer
John Liu	50	Chief business officer
Jie Chen	37	Senior vice-president
Guangdong Yu	35	Senior vice-president
Xiaohong Shi	43	Vice-president of technology

* Mr. Li tendered his resignation from our board of directors in January 2014, which will take effect on May 1, 2014.

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

Neil Nanpeng Shen has been our director since 2006. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip.com International Ltd., or Ctrip, a NASDAQ-listed company and the largest travel service provider in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management Inc., or Home Inns, a NASDAQ-listed company and leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had over eight years of experience at major investment banks in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a NYSE-listed real estate services company in China, chairman of Mecox Lane Limited, a NASDAQ-listed e-commerce company in China, a director of Peak Sport Products Co., Limited, a Hong Kong Stock Exchange listed sports products company in China and a director of Le Gaga Holdings Limited, a NASDAQ-listed greenhouse vegetable producer. He is also a director of a number of privately owned companies based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiaotong University in China in 1988 and his master’s degree from the School of Management at Yale University in 1992.

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

Ming Huang has been our director since March 2011. He has been a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005 and a professor of finance at China-European International Business School since July 2010. Professor Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Professor Huang serves as an independent director and a member of the audit committee at Yingli Green Energy Holding Company Limited, a company listed on the NYSE, since August 2008. Professor Huang also serves as an independent non-executive director of Fantasia Holdings Group Co., Ltd., a real-estate company listed on the Hong Kong Stock Exchange. Professor Huang has also served as an independent director of JD.com, Inc. since March 2014. Professor Huang received his bachelor’s degree in physics from Beijing University, his doctorate degree in theoretical physics from Cornell University and his doctorate degree in finance from Stanford University.

Shujun Li has been our director since March 2011. Mr. Li tendered his resignation from our board of directors in January 2014, which will take effect on May 1, 2014. He has been the managing partner of Trustbridge Partners III, L.P., a Cayman Islands exempted limited partnership since 2008. Mr. Li served as the chief financial officer and several other senior management roles at Shanda Interactive Entertainment Limited, a NASDAQ-listed company from March 2002 to June 2006. Prior to that, Mr. Li served as a fund manager responsible for the establishment of Zhongrong Fund Management Company from January 2001 to October 2001 and a senior manager at the international business department of China Southern Securities Co., Ltd. from August 1997 to December 2000. He received his bachelor’s degree from Hebei Normal University in China in 1994 and his master degree in economics from Nankai University in China in 1998.

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

Dr. Eric Chen has been our director since January 2014. Dr. Chen joined Silver Lake in 2008 and is currently serving as a managing director. Prior to Silver Lake, Dr. Chen was a senior vice president and executive committee member of ASML, a global leader in semiconductor technology. Dr. Chen joined ASML following its acquisition of Brion Technologies in 2007, the company he co-founded in 2002 and served as the CEO since inception. He was formerly a senior vice president at J.P. Morgan, where he coordinated the global research effort in the electronics sector and conducted equity research for a number of technology segments. Dr. Chen studied physics at Peking University and received his Ph.D. in Electrical Engineering from Stanford University.

Jue Yao has been our co-chief financial officer since 2012, with expanded responsibilities involving strategic development since 2014, and vice president of finance since 2008. Ms. Yao served as our financial director from 2006 to 2008. Prior to joining us in 2006, Ms. Yao held various positions at Sohu.com Inc. from 1999 to 2006, including financial director, where she was responsible for its strategic planning, budgeting and finance of wireless value-added and gaming business units. From 1996 to 1999, Ms. Yao was a senior auditor at KPMG. Ms. Yao graduated from University of International Business and Economics in China with a bachelor’s degree in international accounting in 1996. She is a chartered accountant in China.

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

John Liu has been our chief business officer since January 2014. Prior to joining us, Dr. Liu served as the corporate vice president and head of Greater China at Google Inc. since January 2008, where he was responsible for business development and operations in Greater China. From 2002 to 2007, Dr. Liu was the chief executive officer of China Operations at SK Telecom. Prior to that, Dr. Kiu held various senior management positions in a number of tech and telecom companies. Dr. Liu received his bachelor’s degree from Beijing Normal University in 1983 and earned his Ph.D from Technical University in Denmark in 1997.

Jie Chen has been our senior vice president since March 2014 and our vice president since 2010, taking leadership roles in various functions, including platform operations such as PC browsers and 360 Mobile Application Store, as well as mobile games. Ms. Chen joined us in March 2006. From 2004 to 2006, she was the deputy chief editor and a director at Yahoo! China, where she was responsible for website content production and management. From 2002 to 2004, Ms. Chen served as an editor at Sohu.com Inc., primarily responsible for the operation and management of the finance channel of Sohu.com. From 2000 to 2002, she worked as a senior editor at Sina Corp. Ms. Chen received her bachelor’s degree in investment economics from Central University of Finance and Economics in 1999.

Guangdong Yu has been our senior vice president since March 2014 and our vice president since 2011, responsible for development of Internet products such as 360 Start-up Page and 360 Search and their commercialization. Mr. Yu joined us in September 2006. Prior to that, Mr. Yu was a sales director at TOM.com from 2003 to 2006. From 2001 to 2003, he worked at the marketing department of LG Electronics Inc. Mr. Yu received his bachelor’s degree in international finance from Beijing College of Finance in 2001.

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

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2013, we paid an aggregate of approximately $1.7 million in cash compensation to our directors and executive officers and granted options to purchase a total of 200,000 ordinary shares to our directors and officers. For the year ended December 31, 2013, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors.

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

Vesting.     The 2011 Plan provides that the plan administrator may set the period during which an option or a share appreciation right can be exercised and may determine that an option or a share appreciation right may not be exercised for a specified period after it is granted. Such vesting can be based on criteria selected by the administrator. At any time after the grant of an option or a share appreciation right, the administrator may, in its sole discretion and subject to terms and conditions it determines, accelerate the period during which an option or a share appreciation right vests. No portion of an option or a share appreciation right unexercisable at the termination of service of an option or a share appreciation right holder with our company or subsidiaries can become exercisable afterwards, unless otherwise provided by the administrator. The vast majority of share options granted under the 2011 Plan vest in accordance with the following schedule: (i) 20% of granted options vest 12 months after the start of vesting period; (ii) 20% of the granted options vest 24 months after the start of vesting period; (iii) 30% of the granted options vest 36 months after the start of vesting period; and (iv) 30% of the granted options vest 48 months after the start of vesting period.

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

As of March 31, 2014, we have granted options to purchase a total of 981,500 ordinary shares to our directors and executive officers with exercise prices from $14.50 to $31.63 per ADS under our 2011 share incentive plan.

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

As of March 31, 2014, we have granted options to purchase a total of 1,125,500 ordinary shares to our directors and executive officers with exercise prices of $2.25 to $7.80 per ADS under our 2006 employee share option scheme.

2006 Employee Share Vesting Scheme

In January 2006, Young Vision, one of our principal shareholders, holders of Series A preferred shares and certain other parties entered into a share incentive agreement. The share incentive agreement was subsequently amended and restated when we issued our Series B preferred shares in November 2006 and Series C preferred shares in January 2010. Under the incentive agreement, Young Vision allocated a total of 21,603,645 ordinary shares of our company to an equity incentive pool designed to award our employees and consultants according to our 2006 Employee Share Vesting Scheme. 18,086,101 of these 21,603,645 shares in the equity pool are to vest in grantees on a four-year vesting schedule commencing from November 7, 2006. The remaining 3,517,544 ordinary shares will be granted to employees who join our company as a result of acquisitions or mergers. In February 2011, Young Vision transferred 11,826,000 and 5,550,654 of our ordinary shares in the equity pool to Sino Honor Limited and Strengthen Goal Limited, respectively. Sino Honor Limited, a British Virgin Islands company, is wholly-owned by Shu Cao, our director and chief engineer. Strengthen Goal Limited, a British Virgin Islands company, is wholly-owned by Xiaohong Shi, our vice president of technology. Each of Mr. Cao and Mr. Shi disclaims beneficial ownership in the shares held by Sino Honor Limited and Strengthen Goal Limited, respectively. Grantees are only entitled to rights to monetary benefits by receiving dividends, if any, on the vested shares. Unless our company agrees in writing, grantees may not dispose of the vested shares prior to the occurrence of certain material events such as our initial public offering, sale of all or substantially all of our issued share capital, sale of all or substantially all of our assets and winding up of our company until any of these events is consummated. Young Vision holds the voting rights for the ordinary shares reserved in this equity incentive pool, including those shares underlying the options that have been granted and vested. Subject to limited circumstances such as the termination of his employment with us, Hongyi Zhou, our chairman and chief executive officer, administers this equity incentive pool and has the discretion to change or impose any restrictions on the manner in which the shares in this equity incentive pool will be granted. Under the 2006 Employee Share Vesting Scheme, if the grantee’s employment is terminated, we may repurchase all or part of the vested shares at RMB1.0, depending on the date on which his employment is terminated and the reasons for such termination.

As of March 31, 2014, a total of 4,483,952 shares from this equity incentive pool were granted to our directors and executive officers under our 2006 employee share vesting scheme.

C.	Board Practices

Board of Directors

Our board of directors currently consists of nine directors. A director is not required to hold any shares to qualify for appointment. A director may vote in respect of any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at the meeting of the directors at which such contract or proposed contract or arrangement is considered. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company must declare the nature of such interest. Our board of directors may exercise all the powers of our Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our Company or of any third party.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.

Audit Committee

Our audit committee currently consists of Messrs. Shujun Li and Ming Huang and Ms. Wenjiang Chen. Upon Mr. Li’s resignation effective May 1, 2014, our audit committee will consist of Dr. Eric Chen, Mr. Ming Huang and Ms. Wenjiang Chen. Each of Dr. Chen, Mr. Huang and Ms. Chen is an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act. Upon the resignation of Mr. Li, Ms. Chen will be the chair of our audit committee.

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

In 2013, our audit committee held four meetings and passed resolutions four times.

Compensation Committee

Our compensation committee consists of Messrs. Neil Nanpeng Shen, William Mark Evans and Dr. Eric Chen. Our board of directors has determined that each of Messrs. Shen, Evans and Dr. Chen is an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Shen is the chair of our compensation committee.

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

In 2013, our compensation committee passed resolutions six times.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dr. Eric Chen, Mr. Ming Huang and Ms. Wenjiang Chen. Our board of directors has determined that each member of the corporate governance and nominating committee is an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Dr. Chen is the chair of our corporate governance and nominating committee.

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

In 2013, our corporate governance and nominating committee passed resolutions one time.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages against any director who breaches a duty owed to us.

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

We had 1,725, 3,168 and 4,187 employees as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, we had 4,187 full-time employees, including 3,054 in product development, 874 in sales and marketing, and 259 in administration.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2013 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

	Ordinary Shares Beneficially Owned (1)(2)%
Directors and Executive Officers:
Hongyi Zhou (3)	32,115,869	17.0%
Xiangdong Qi (4)	16,808,109	8.9%
Shu Cao (5)	16,308,060	8.6%
Neil Nanpeng Shen (6)	5,827,116	3.1%
Wenjiang Chen	—	—
Hong Chuan Thor	—	—
Ming Huang	—	—
Shujun Li	—	—
William Mark Evans	—	—
Jue Yao	*	*
Alex Zuoli Xu	*	*
Jie Chen	*	*
Guangdong Yu	*	*
Xiaohong Shi (7)	3,298,945	1.7%
All directors and executive officers as a group	76,360,820	40.4%

Principal Shareholders:
Global Village Associates Limited (8)	31,792,190	16.8%
Young Vision Group Limited (9)	16,625,805	8.8%

*	Less than 1% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 188,890,921 ordinary shares, being the number of shares outstanding as of December 31, 2013.

(3)	Consists of (i) 323,679 Class A ordinary shares beneficially owned by Mr. Zhou in the form of ADSs, and (ii) 51,723 Class A ordinary shares held by Global Village Associates Limited (“Global Village”), and (iii) 900,001 Class A ordinary shares in the form of ADSs held by Global Village, and (iv) 30,840,466 Class B ordinary shares held by Global Village. Global Village is a British Virgin Islands company, which is wholly-owned by Fair Point International Limited (“Fair Point”), a British Virgin Islands company, which is wholly-owned by a revocable trust constituted under the laws of Singapore with Hongyi Zhou and his wife as the settlers and Mr. Zhou as investment manager with sole voting and dispositive power and certain family members of Mr. Zhou as the beneficiaries. The registered address of Global Village is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Fair Point is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)	Consists of (i) 182,304 Class A ordinary shares beneficially owned by Mr. Qi in the form of ADSs, and (ii) 802,461 Class A ordinary shares in the form of ADSs held by Young Vision Group Limited (“Young Vision”), and (iii) 15,823,344 Class B ordinary shares held by Young Vision. Young Vision is a British Virgin Islands company, which is wholly-owned by East Line Holdings Limited (“East Line”), a British Virgin Islands company, which is in turn wholly-owned by Mr. Qi. Mr. Qi expressly disclaims beneficial ownership in 1,274,039 Class B ordinary shares allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme. The registered address of East Line is Abbott Building, Road Town, Tortola, British Virgin Islands. The registered address of Trade Right is the Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas.

(5)	Consists of (i) 14,085,271 Class A ordinary shares in the form of ADSs, (ii) 1,023,771 Class B ordinary shares and (iii) 1,106,716 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days of December 31, 2013, all of which are held by Sino Honor Limited (“Sino Honor”), a British Virgin Islands company wholly-owned by Mr. Cao, and (iv) 44,254 Class A ordinary shares in the form of ADSs, (v) one Class B ordinary share and (vi) 48,046 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days of December 31, 2013, all of which are held by Flying Great Limited (“Flying Great”), a British Virgin Islands company wholly-owned by Mr. Cao. Mr. Cao expressly disclaims beneficial ownership in the 15,191,987 Class A and 1,023,771 Class B ordinary shares held by Sino Honor, which were allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme. The registered address of Sino Honor is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of Flying Great is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(6)	According to a Schedule 13G/A filed by Sequoia Capital China I, L.P. on February 12, 2014 and as of December 31, 2013, consists of (i) 4,150,227 Class B ordinary shares held by Sequoia Capital China I, L.P., (ii) 476,885 Class B ordinary shares held by Sequoia Capital China Partners Fund I, L.P. and (iii) 642,349 Class B ordinary shares held by Sequoia Capital China Principals Fund I, L.P., (iv) 174,771 Class A ordinary shares in the form of ADSs held by Sequoia Capital China UR Holdings Limited and (v) 382,884 Class A ordinary shares in the form of ADSs held by Neil Nanpeng Shen. Sequoia Capital China I, L.P. Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. are collectively referred to as the Sequoia Funds. The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The Sequoia Funds’ general partner is Sequoia Capital China Management I, L.P. The general partner of Sequoia Capital China Management I, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SNP China Enterprises Limited, a company incorporated in the British Virgin Islands, is the director of and wholly owns SC China Holding Limited. Neil Nanpeng Shen is the director of and wholly owns SNP China Enterprises. The principal business office of Sequoia Capital China I., L.P. and its affiliates is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.

(7)	Consists of (i) 2,424,363 Class A ordinary shares in the form of ADSs and 11,232 Class B ordinary shares held by Strengthen Goal Limited and (ii) 863,349 Class A ordinary shares in the form of ADSs and one Class B ordinary share held by Elite Wisdom Development Limited. Mr. Shi disclaims beneficial ownership in all of the 2,435,595 ordinary shares held by Strengthen Goal Limited. Such shares were allocated to award our employees and consultants under our 2006 Employee Share Vesting Scheme. Strengthen Goal Limited, a British Virgin Islands company, is wholly-owned by Mr. Shi. The registered address of Strengthen Goal Limited is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Elite Wisdom Development Limited, a British Virgin Islands company, is wholly-owned by Mr. Shi. The registered address of Elite Wisdom Development Limited is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(8)	Global Village is wholly-owned by Fair Point. Fair Point is wholly-owned by a revocable trust constituted under the laws of Singapore with Hongyi Zhou and his wife as the settlers and Mr. Zhou as investment manager with sole voting and dispositive power and certain family members of Mr. Zhou as the beneficiaries. The registered address of Global Village is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Fair Point is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)	Young Vision is wholly-owned by East Line. East Line is wholly-owned by Mr. Qi. The registered address of Young Vision is 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands. The registered address of East Line is Abbott Building, Road Town, Tortola, British Virgin Islands. Young Vision and East Line expressly disclaims beneficial ownership in 1,274,039 Class B ordinary shares allocated to award our employees and consultants under our 2006 Employee Share Vesting Scheme.

As of December 31, 2013, 188,890,921 of our ordinary shares, including 134,123,218 Class A ordinary shares and 54,767,703 Class B ordinary shares, were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that 134,056,935 ordinary shares, or approximately 71.0% of our issued and outstanding shares, were held by the record shareholders in the United States, represented by 89,371,290 ADSs held of record by The Bank of New York Mellon, the depositary of our ADS program.

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

Loans from a Related Party

In 2011, our former 53.5%-owned subsidiary, Shanghai Yiyi Digital Technology Co., Ltd., or Shanghai Yiyi, received loans of RMB6.1 million from one of its non-controlling shareholders.  This non-controlling shareholder also has common shareholders and board directors with us.  These loans were interest-free loans to finance Shanghai Yiyi’s day-to-day operations.  In January 2012, we disposed of all of our interests in Shanghai Yiyi to its non-controlling shareholders. As of the date of this annual report, we had no amounts due under these loans.

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

Business Acquisition

In 2013, we acquired 51% equity interest of an Internet service company incorporated overseas, including the 28.5% equity interest held by Mr. Hongyi Zhou. The total consideration for this transaction was $7.9 million.

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

Qizhi Software has also entered into similar contractual arrangements with fourteen other VIEs that do not have significant business operations. Accordingly, we are considered the primary beneficiary of these VIEs and have consolidated the VIEs’ financial results of operations, assets and liabilities in our consolidated financial statements.

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

Loan Agreements

Under loan agreements between Qihoo 360 and the registered shareholders of Beijing Qihu and Beijing Star World, as the case may be, Qihoo 360 extended loans of (i) an aggregate principal amount of RMB80 million ($12.0 million) to the registered shareholders of Beijing Qihu and (ii) an aggregate principal amount of RMB10 million ($1.5 million) to the registered shareholders of Beijing Star World. The registered shareholders obtained the loans to fund the initial registered capital of and contribute additional registered capital to Beijing Qihu and Beijing Star World, as the case may be. Each loan agreement has a term of five or ten years and is renewable for another ten-year term upon the parties’ agreement.

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

Under a technology development and licensing agreement dated July 1, 2011 between Qizhi Software and Beijing Qihu, Qizhi Software agreed to provide Beijing Qihu with technology development and support services related to Beijing Qihu’s 360 Safe Brower. Under this agreement, Beijing Qihu agreed to pay Qizhi Software RMB7.8 million ($1.2 million) within 30 days of the date of the agreement.  In 2013, based on this agreement, Beijing Qihu agreed to pay RMB280 million ($45.6 million) in technology development and support service fees related to 360 Safe Brower to Qizhi Software.

Under an agreement dated January 1, 2012 between Beijing Qihu and Tianjin Qisi, Beijing Qihu agreed to provide web information issuance services to Tianjin Qisi. In return for Beijing Qihu’s service, Tianjin Qisi agreed to pay RMB26.2 million ($4.3 million) in 2013 and this agreement had been fulfilled at the year end of 2013.

Under a technology development agreement dated April 1, 2012 between Tianjin Qisi and Beijing Qihu, Tianjin Qisi agreed to provide Beijing Qihu with technology development services related to Beijing Qihu’s web information management platform. Beijing Qihu agreed to pay RMB5 million ($0.8 million) within 30 days from the date of the agreement and 5% of its revenues generated from the network business to Tianjin Qisi. This agreement has a term of four years. Afterwards, Tianjin Qisi and Beijing Qihu signed a supplementary agreement, which amended the amount Beijing Qihu would pay to Tianjin Qisi to be based on the monthly statement agreed with both parties.  In 2013, pursuant to these agreements, Beijing Qihu paid RMB28.5 million ($4.6 million) to Tianjin Qisi.

Under a technology development agreement dated April 1, 2012 between Tianjin Qisi and Beijing Star World, Tianjin Qisi agreed to provide Beijing Star World with technology development services related to Beijing Star World’s 360 Game Brower. Under this agreement, Beijing Star World agreed to pay Tianjin Qisi RMB5.0 million ($0.8 million) within 30 days from the date of the agreement and 15% of its revenues generated from the operation of the 360 Game Brower. This agreement has a term of four years. Afterwards, Tianjin Qisi and Beijing Star World signed a supplementary agreement, which amended the amount that Beijing Star World would pay to Tianjin Qisi would be based on the monthly statement agreed with both parties. In 2013, pursuant to these agreements, Beijing Star World paid RMB301 million ($48.9 million) to Tianjin Qisi.

Under a cooperation agreement between Tianjin Qisi and 360 Youjiu, effective from August 20, 2012 to December 31, 2013, Tianjin Qisi agreed to recommend 360 Youjiu’s software on its network platform. 360 Youjiu agreed to pay a monthly promotion fee to Tianjin Qisi based on the numbers of the users registered through Tianjin Qisi’s network platform as the price of RMB12 per registered user. In 2013, 360 Youjiu paid RMB11.0 million ($1.8 million) to Tianjin Qisi.

Under a technology development agreement dated September 15, 2012 between Beijing Star World and Qifei Xiangyi, Qifei Xiangyi agreed to provide Beijing Star World with technology development related to Beijing Star World’s game operation management system. Beijing Star World agreed to pay to Qifei Xiangyi RMB9.0 million ($1.4 million) as the fixed service fees in 2012 and certain percentage of revenues generated from the game business for the period between October 2012 to September 2017, based on both parties’ negotiation. Unless earlier terminated, this agreement has a term of five years. On December 1, 2012, Beijing Star World and Qifei Xiangyi signed a supplementary agreement, which amended the amount Beijing Star World would pay to Qifei Xiangyi would base on the monthly statement agreed with both parties.  In 2013, pursuant to these agreements, Beijing Star World agreed to pay RMB212.75 million ($34.7 million) to Qifei Xiangyi.

Under a technology development agreement dated January 5, 2013 between Qizhi Software and Beijing Qihu, Qizhi Software agreed to provide Beijing Qihu with technology development and support services related to Beijing Qihu’s advertising business. Beijing Qihu agreed to pay RMB8 million ($1.3 million) within 30 days after the date of the agreement and 30% of Beijing Qihu’s revenues from its advertising business from March 2013 to January 2017 to Qizhi Software. This agreement has a term of four years. The amount Beijing Qihu would pay to Qizhi Software would base on the monthly statement agreed with both parties. In 2013, pursuant to these agreements, Beijing Qihu agreed to pay total of RMB285 million ($46 million) in technology development and support service fees related to its advertising business to Qizhi Software.

Under a technology service agreement dated July 1, 2013 between Beijing Qichuang and 3G, Beijing Qichuang agreed to provide 3G with technology services related to 3G’s marketing platform of Internet virtual profucts. 3G agreed to pay 9.5% of 3G’s monthly general sales of virtual products from September 2013 to Beijing Qichuang. In 2013, pursuant to these agreements, 3G agreed to pay total of RMB99.4 million ($16.3 million) in technology service fees related to its marketing platform of Internet virtual products.

Under a technology development agreement dated September 10, 2013 between Qizhi Software and Beijing Star World, Qizhi Software agreed to provide Beijing Star World with technology development and support services related to Beijing Star World’s platform system of game hall software. Beijing Star World agreed to pay RMB8 million ($1.3 million) within 90 days after the date of the agreement and certain percentage of revenues generated from the game hall operation business for the period between October 2013 to June 2017, based on both parties’ negotiation. This agreement has a term of four years.  In 2013, pursuant to these agreements, Beijing Star World agreed to pay total of RMB138.25 million ($22.7 million) in technology development and support service fees related to its business of game hall operation business to Qizhi Software.

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

Legal and Administrative Proceedings

In October 2010, Tencent Technology (Shenzhen) Company Ltd. and Shenzhen Tencent Computer Systems Company Limited, or Tencent, brought an unfair competitive practices claim against us in the Chaoyang District People’s Court of Beijing, alleging that we misled users with statements that Tencent’s QQ instant messaging program invades users’ privacy and seeking retraction of the statements and RMB4.0 million in damages. In September 2011, the court ruled that our actions constituted unfair competition and awarded RMB0.4 million as damages to Tencent. In November 2010, we brought a defamation claim against Tencent in the Xicheng District People’s Court of Beijing, alleging that Tencent made defamatory statements on its website against us and seeking retraction of the statements and RMB1.0 in nominal damages. In March 2012, we increased our sought damages to RMB1.0 million. This case is currently pending.

In June 2011, Tencent brought an unfair competitive practices claim against us in the Higher People’s Court of Guangdong province, alleging that our 360 QQ Bodyguard program interferes with users’ proper usage of Tencent’s QQ instant messaging program and seeking RMB125.0 million in damages, cessation of the unfair competitive practices and public apology. In April of 2013, the first instance judgment was issued by the Higher People’s Court of Guangdong province, which ruled in Tencent’s favor. We were ordered to pay Tencent a sum of RMB5 million and have accrued this as liabilities as of December 31, 2013. We appealed in May 2013 and the court of second instance upheld the judgment of the court of first instance in February 2014.

In November 2011, we brought a claim for abuse of dominant market position against Tencent in the Higher’s People’s Court of Guangdong province, alleging that Tencent engaged in monopolistic activities such as restricting users of its QQ instant messaging program from using our products and bundling its security programs with the QQ instant messaging program and seeking RMB150.0 million in damages, cessation of the monopolistic activities and public apology.  This claim was rejected by the court in the first instance judgment. We subsequently submitted our appeal in April 2013 and the court of second instance heard the case in November 2013. This case is currently pending.

In April 2012, two affiliates of Baidu brought an unfair competitive practices and copyright infringement claim against us in the First Intermediate People’s Court of Beijing, alleging that 360 Safe Guard modified the results page of Baidu’s search engine, that 360 Browser bundled Baidu personal start-up pages and the unauthorized use of Baidu’s trademark and seeking RMB10 million in damages. In April 2013, the first instance judgment was issued by the First Intermediate People’s Court of Beijing, which ruled in Baidu’s favor. We were ordered to pay Baidu RMB450,000, and have accrued this amount as a liability as of December 31, 2013. We appealed in May 2013 and the court of second instance upheld the judgment of the court of first instance in December 2013.

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

In October 2012, two affiliates of Baidu brought an unfair competitive practices and copyright infringement claim against us in the First Intermediate People’s Court of Beijing, alleging that we breached the Robots Exclusion Protocol to access Baidu’s content without authorization and seeking RMB100.0 million in damages. The court heard the case in October 2013 and this case is currently pending.

In February 2013, we brought a defamation claim against Shanghai Jingwen Culture Communication Co., Ltd., or Shanghai Jingwen, in the Xuhui District People’s Court of Shanghai, alleging that Shanghai Jingwen published and distributed a series of false articles and reports against us on its website and electronic newspapers by maliciously accusing the level of safety and security of our products. We sought retraction of the defamatory statements, an apology from Shanghai Jingwen and RMB50.0 million in damages. This case is currently pending.

In September 2013, we brought an unfair competitive practices claim against two affiliates of Sogou Inc., or Sogou, in the Second Intermediate People’s Court of Beijing, alleging that Sogou made defamatory statements on its public Weibo account and through online videos against us and seeking cessation of the unfair competitive practices, a retraction of the defamatory statements and RMB50.0 million in damages. This case is currently pending.

In October 2013, two affiliates of Sogou brought an unfair competitive practices claim against us in the Intermediate People’s Court of Xi’an, alleging that we used our software to change user default settings without their permission, including setting their default browser as our 360 Safe Browser, which interfered with their use of Sogou’s browser. The claim sought cessation of the unfair competitive practices and RMB45.5 million in damages. This case is currently pending.

In October 2013, two affiliates of Sogou brought an unfair competitive practices claim against us in the Second Intermediate People’s Court of Beijing, alleging that our 360 Safe Guard issued blocking notifications for other types of software, which negatively impacted their ability to run their business. The claim sought cessation of the unfair competitive practices and RMB50.0 million in damages. This case is currently pending.

In November 2013, we brought an unfair competitive practices claim against two affiliates of Sogou in the Second Intermediate People’s Court of Beijing, alleging that Sogou made defamatory statements on its public Weibo account against us which caused severe reputational damage to us and seeking cessation of the unfair competitive practices, a retraction of the defamatory statements and RMB10.1 million in damages. This case is currently pending.

Other than the aforementioned, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Based on information currently available, we cannot reasonably estimate the loss that is reasonably possible at this stage except for two of the above cases.  Therefore, no accrual for contingency loss was recognized in our consolidated financial statements as of December 31, 2011 and 2012 and $0.9 million was recognized in our consolidated financial statements as of December 31, 2013.

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

Our ADSs are listed on the New York Stock Exchange under the symbol “QIHU.” Every two ADSs represent three of our Class A ordinary shares. For the period from March 30, 2011 to April 24, 2014, the trading price of our ADSs on the New York Stock Exchange has ranged from $13.71 to $124.42 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods specified.

	Sales Price ($)
	High	Low
Annual High and Low
2011 (from March 30, 2011)	36.21	14.30
2012	29.80	13.71
2013	96.74	27.76

Quarterly High and Low
Second Quarter 2012	26.18	16.59
Third Quarter 2012	25.50	13.80
Fourth Quarter 2012	29.80	20.01
First Quarter 2013	34.90	27.76
Second Quarter 2013	49.09	28.11
Third Quarter 2013	94.90	46.43
Fourth Quarter 2013	96.74	73.00
First Quarter 2014	124.42	78.70

Monthly High and Low
November 2013	92.64	76.45
December 2013	86.35	73.00
January 2014	101.30	78.70
February 2014	113.28	88.56
March 2014	124.42	87.50
April 2014 (through April 24, 2014)	105.49	82.52

B.	Plan of Distribution

Not applicable.

C.	Markets

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

U.S. Federal Income Taxation

The following discussion describes material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or the Class A ordinary shares to which such ADSs relate. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency.

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

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use mark-to-market method of accounting;

•	U.S. expatriates or entities covered by U.S. anti-inversion tax rules;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons holding an ADS or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the current and anticipated value of our assets, including goodwill, and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year or that the U.S. Internal Revenue Service will not take a contrary position.

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

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2014, or any future taxable year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

Inflation

Inflation in China has not materially impacted our results of operations. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4%, 2.6% and 2.6% year-over-year for the years ended December 31, 2011, 2012 and 2013.

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

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. On June 20, 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Between June 20, 2010 and December 31, 2013, the RMB appreciated by approximately 10.9% against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would adversely affect the RMB amount we receive from the conversion. Our U.S. dollar denominated cash balance was $55.8 million, $122.6 million and $339.7 million as of December 31, 2011, 2012 and 2013, respectively. A 1.0% increase in the value of the RMB against the U.S. dollar would have decreased this U.S. dollar denominated cash balance by RMB3.5 million, RMB7.6 million and RMB20.6 million as of December 31, 2011, 2012, and 2013, respectively.

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

A 1.0% decrease in interest rates would have decreased our interest income for the year ended December 31, 2013 from $10.4 million to $5.5 million.

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

Persons depositing or withdrawing Class A ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	·	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property
	·	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	·	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs	·	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$.05 (or less) per ADSs per calendar year	·	Depositary services
Registration or transfer fees	·	Transfer and registration of Class A ordinary shares on our ordinary share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares
Expenses of the depositary	·	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	·	converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or Class A ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	·	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	·	As necessary

The fees described above may be amended from time to time.

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2013, we received reimbursements from the depositary of $2,091,346.

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

For the period from the effective date of our registration statement to December 31, 2013, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $20.4 million, which included $17.6 million for underwriting discounts and commissions and $2.8 million for other expenses. We received net proceeds of approximately $231.5 million from our initial public offering.

For the period from the effective date our registration statement to December 31, 2013, we used, from the proceeds of our initial public offering, approximately $100.0 million for the enhancement of our R&D capabilities to further develop technologies and the development of new Internet and mobile security products and services.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officers, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2013. Based on that evaluation, our chief executive officer and chief financial officers concluded that our disclosure controls and procedures as of December 31, 2013 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our chief executive officer and chief financial officers, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 in accordance with the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, our management concluded that, as of the end of our most recent fiscal year, the year ended December 31, 2013, our internal control over financial reporting was effective based on the above criteria.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Qihoo 360 Technology Co. Ltd.

We have audited the internal control over financial reporting of Qihoo 360 Technology Co. Ltd. (the "Company"), and its subsidiaries, its variable interest entities ("VIEs") and VIEs' subsidiaries (collectively, the "Group") as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2013 of the Group and our report dated April 25, 2014 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 25, 2014

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

All the members of our audit committee upon the resignation of Mr. Shujun Li, namely, Dr. Eric Chen, Mr. Ming Huang and Ms. Wenjiang Chen, satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Mr. Shujun Li and Dr. Eric Chen qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

	2012	2013
Audit fees (1)	$1,300,000	$1,600,000
Audit-related fees (2)	$67,000	$339,000
Tax fees (3)	$59,000	$118,000

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

Item 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In January 2012, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to $50 million worth of our outstanding ADSs.  This program expired in January 2013. The following table sets forth the number of ADSs we purchased, as well as the aggregate consideration for the purchase (including transaction fees), through open-market transactions during the course of the program.

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

NYSE Listed Company Manual Section 302.00 requires each issuer to hold an annual meeting of shareholders during each fiscal year. However, NYSE Listed Company Manual permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2013. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Item 19.	EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of Qihoo 360 Technology Co. Ltd., as currently in effect (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.1	Specimen American Depositary Receipt of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.2	Specimen Certificate for Class A ordinary shares of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.3	Form of Deposit Agreement, among Qihoo 360 Technology Co. Ltd., the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.1	2006 Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.2	2006 Employee Share Vesting Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.5	Share Subscription Agreement dated December 22, 2009 by and among Qihoo 360 Technology Co. Ltd., Qizhi Software (Beijing) Co., Ltd., Beijing 3G3W Science & Technology Co., Ltd., Beijing Qibu Tianxia Technology Co., Ltd., Beijing Qihu Technology Company Limited, Qihoo 360 Software (Beijing) Company Limited, Shanghai Qitai Technology Company Limited, Beijing Star World Technology Company Limited, Chengdu Qiying Technology Company Limited and the investors named in schedule I thereto (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.6	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.7	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.8	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.9	Acknowledgement and Agreement of Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.10	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.11	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.12	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.13	Acknowledgement and Agreement of Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.14	Joinder Agreement to the Share Subscription Agreement, Shareholders’ Agreement, Registration Rights Agreement and Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and IDG Technology Venture Investment IV, LP dated April 26, 2010 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.15	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.16	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.17	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.18	Acknowledgement and Agreement of Sequoia Capital China Principals Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.19	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.20	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.21	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.22	Acknowledgement and Agreement of Sequoia Capital China Partners Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.23	Google Linking Agreement between Google Ireland Limited and Beijing Qihu Technology Company Limited dated December 1, 2008 (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.24	Novation Agreement among Google Ireland Limited, Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2009 (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.25	Amendment One to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated July 1, 2009 (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.26	Amendment Two to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated December 1, 2009 (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.27	Amendment Three to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated February 1, 2010 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.28	Amendment Four to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated April 1, 2010 (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.29	Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated October 1, 2009 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.30	Novation Agreement among Google Ireland Limited, Qizhi Software (Beijing) Co., Ltd. and Beijing Qihu Technology Company Limited dated September 1, 2010 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.31	Amendment One to Google Linking Agreement between Google Ireland Limited and Beijing Qihu Technology Company Limited dated October 1, 2010 (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.32	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2008 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.33	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated October 20, 2008 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.34	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated March 15, 2009 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.35	English translation of Loan Agreement among Qihoo Technology Company Limited and Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.36	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.37	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.38	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.39	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong, Xiaohong Shi and Beijing Qihu Technology Company Limited dated October 18, 2010 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.40	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Qihu Technology Company Limited, Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.41	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated June 1, 2010 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.42	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated September 1, 2010 (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.43	English translation of Confirmation Letter between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated November 1, 2010 (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.44	English translation of Power of Attorney issued by Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.45	English translation of Power of Attorney issued by Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.46	English translation of Power of Attorney issued by Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.47	Supplementary Subscription, Amendment and Adherence Agreement relating to Qihoo Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.54 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.48	Adherence and Amendment to the Shareholders Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.49	Adherence and Amendment to the Registration Rights Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.56 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.50	Adherence and Amendment to the Share Incentive Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.57 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.51	Share Subscription Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.58 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.52	Registration Rights Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.59 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.53	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.60 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.54	Termination Agreement dated November 2, 2012 between Beijing Qihu Technology Co., Ltd. and Google Ireland Limited (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.55	Purchase Agreement for Floors One to Four of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd. (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.56	Purchase Agreement for Floors Five to Nineteen of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qifei Xiangyi (Beijing) Software Co., Ltd. (incorporated by reference to Exhibit 4.56 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.57	Purchase Agreement for Ground Floor of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd. (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.58	Purchase Agreement for Floors Two to Seventeen of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qizhi Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.59	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.60	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011 (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.61	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhenyu Xie, Jianming Dong and Zhengyu Chen dated December 17, 2009 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.62	English translation of Exclusive Technology Consultancy and Service Agreement among Qizhi Software (Beijing) Co., Ltd. and Beijing Star World Technology Co., Ltd dated October 12, 2009 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.63	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.64	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.65	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.66	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhengyu Xie, Jianming Dong and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.66 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.67	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.68	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.68 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.69	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012 (incorporated by reference to Exhibit 4.69 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.70	English translation of Power of Attorney issued by Jianming Dong to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.70 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.71	English translation of Power of Attorney issued by Zhengyu Chen to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.71 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.72	English translation of Power of Attorney issued by Zhenyu Xie to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.72 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.73	English translation of Spousal Consent Letter issued by Chunxia He dated October 18, 2010 (incorporated by reference to Exhibit 4.73 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.74	English translation of Spousal Consent Letter issued by Xun Guo dated October 18, 2010 (incorporated by reference to Exhibit 4.74 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.75	English translation of Spousal Consent Letter issued by Jianxin Gao dated October 18, 2010 (incorporated by reference to Exhibit 4.75 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.76	English translation of Spousal Consent Letter issued by Chunxia He dated April 26, 2012 (incorporated by reference to Exhibit 4.76 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.77	English translation of Spousal Consent Letter issued by Lie Deng dated April 26, 2012 (incorporated by reference to Exhibit 4.77 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.78	English translation of Spousal Consent Letter issued by Chunchao Zheng dated April 26, 2012 (incorporated by reference to Exhibit 4.78 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.79*	Indenture dated September 5, 2013, constituting $600 million 2.5% convertible senior notes due September 15, 2018

8.1*	Significant Subsidiaries of the Registrant

11.1*	Amended and Restated Code of Business Conduct and Ethics of Qihoo 360 Technology Company Limited

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Co-CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3*	Co-CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Commerce & Finance Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qihoo 360 Technology Co. Ltd.

	By:	/s/ Hongyi Zhou
Name: Hongyi Zhou
Title: Chairman and Chief Executive Officer

Date: April 25, 2014

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of Qihoo 360 Technology Co. Ltd., as currently in effect (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.1	Specimen American Depositary Receipt of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.2	Specimen Certificate for Class A ordinary shares of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.3	Form of Deposit Agreement, among Qihoo 360 Technology Co. Ltd., the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.1	2006 Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.2	2006 Employee Share Vesting Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.5	Share Subscription Agreement dated December 22, 2009 by and among Qihoo 360 Technology Co. Ltd., Qizhi Software (Beijing) Co., Ltd., Beijing 3G3W Science & Technology Co., Ltd., Beijing Qibu Tianxia Technology Co., Ltd., Beijing Qihu Technology Company Limited, Qihoo 360 Software (Beijing) Company Limited, Shanghai Qitai Technology Company Limited, Beijing Star World Technology Company Limited, Chengdu Qiying Technology Company Limited and the investors named in schedule I thereto (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.6	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.7	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.8	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.9	Acknowledgement and Agreement of Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.10	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.11	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.12	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.13	Acknowledgement and Agreement of Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.14	Joinder Agreement to the Share Subscription Agreement, Shareholders’ Agreement, Registration Rights Agreement and Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and IDG Technology Venture Investment IV, LP dated April 26, 2010 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.15	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.16	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.17	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.18	Acknowledgement and Agreement of Sequoia Capital China Principals Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.19	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.20	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.21	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.22	Acknowledgement and Agreement of Sequoia Capital China Partners Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.23	Google Linking Agreement between Google Ireland Limited and Beijing Qihu Technology Company Limited dated December 1, 2008 (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.24	Novation Agreement among Google Ireland Limited, Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2009 (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.25	Amendment One to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated July 1, 2009 (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.26	Amendment Two to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated December 1, 2009 (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)
4.27	Amendment Three to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated February 1, 2010 (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.28	Amendment Four to Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated April 1, 2010 (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.29	Google Linking Agreement between Google Ireland Limited and Qizhi Software (Beijing) Co., Ltd. dated October 1, 2009 (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.30	Novation Agreement among Google Ireland Limited, Qizhi Software (Beijing) Co., Ltd. and Beijing Qihu Technology Company Limited dated September 1, 2010 (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.31	Amendment One to Google Linking Agreement between Google Ireland Limited and Beijing Qihu Technology Company Limited dated October 1, 2010 (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.32	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2008 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.33	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated October 20, 2008 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.34	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated March 15, 2009 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.35	English translation of Loan Agreement among Qihoo Technology Company Limited and Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.36	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.37	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.38	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.39	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong, Xiaohong Shi and Beijing Qihu Technology Company Limited dated October 18, 2010 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.40	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Qihu Technology Company Limited, Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.41	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated June 1, 2010 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.42	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated September 1, 2010 (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.43	English translation of Confirmation Letter between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated November 1, 2010 (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.44	English translation of Power of Attorney issued by Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.45	English translation of Power of Attorney issued by Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.46	English translation of Power of Attorney issued by Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.47	Supplementary Subscription, Amendment and Adherence Agreement relating to Qihoo Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.54 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.48	Adherence and Amendment to the Shareholders Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.49	Adherence and Amendment to the Registration Rights Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.56 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.50	Adherence and Amendment to the Share Incentive Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.57 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.51	Share Subscription Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.58 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.52	Registration Rights Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.59 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.53	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.60 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.54	Termination Agreement dated November 2, 2012 between Beijing Qihu Technology Co., Ltd. and Google Ireland Limited (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.55	Purchase Agreement for Floors One to Four of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd. (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.56	Purchase Agreement for Floors Five to Nineteen of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qifei Xiangyi (Beijing) Software Co., Ltd. (incorporated by reference to Exhibit 4.56 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.57	Purchase Agreement for Ground Floor of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd. (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.58	Purchase Agreement for Floors Two to Seventeen of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qizhi Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.59	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.60	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011 (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.61	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhenyu Xie, Jianming Dong and Zhengyu Chen dated December 17, 2009 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.62	English translation of Exclusive Technology Consultancy and Service Agreement among Qizhi Software (Beijing) Co., Ltd. and Beijing Star World Technology Co., Ltd dated October 12, 2009 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.63	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.64	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.65	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.66	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhengyu Xie, Jianming Dong and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.66 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.67	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.68	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.68 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.69	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012 (incorporated by reference to Exhibit 4.69 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.70	English translation of Power of Attorney issued by Jianming Dong to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.70 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.71	English translation of Power of Attorney issued by Zhengyu Chen to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.71 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.72	English translation of Power of Attorney issued by Zhenyu Xie to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.72 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.73	English translation of Spousal Consent Letter issued by Chunxia He dated October 18, 2010 (incorporated by reference to Exhibit 4.73 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.74	English translation of Spousal Consent Letter issued by Xun Guo dated October 18, 2010 (incorporated by reference to Exhibit 4.74 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.75	English translation of Spousal Consent Letter issued by Jianxin Gao dated October 18, 2010 (incorporated by reference to Exhibit 4.75 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.76	English translation of Spousal Consent Letter issued by Chunxia He dated April 26, 2012 (incorporated by reference to Exhibit 4.76 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.77	English translation of Spousal Consent Letter issued by Lie Deng dated April 26, 2012 (incorporated by reference to Exhibit 4.77 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.78	English translation of Spousal Consent Letter issued by Chunchao Zheng dated April 26, 2012 (incorporated by reference to Exhibit 4.78 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.79*	Indenture dated September 5, 2013, constituting $600 million 2.5% convertible senior notes due September 15, 2018

8.1*	Significant Subsidiaries of the Registrant

11.1*	Amended and Restated Code of Business Conduct and Ethics of Qihoo 360 Technology Company Limited

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Co-CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3*	Co-CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Commerce & Finance Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

QIHOO 360 TECHNOLOGY CO. LTD.

Consolidated Financial Statements and

Report of Independent Registered Public Accounting Firm

For the years ended December 31, 2011, 2012 and 2013

QIHOO 360 TECHNOLOGY CO. LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2013	F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F-5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F-6

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F-7 - F-8

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F-9 - F-10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F-11

ADDITIONAL INFORMATION - FINANCAL STATEMENT SCHEDULE I	F-75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

QIHOO 360 TECHNOLOGY CO. LTD.

We have audited the accompanying consolidated balance sheets of Qihoo 360 Technology Co. Ltd. (the "Company"), and its subsidiaries, its variable interest entities ("VIEs") and VIEs' subsidiaries (collectively, the "Group") as of December 31, 2012 and 2013 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2014 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 25, 2014

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$380,664	$1,013,465
Restricted cash	1,905	2,368
Trading securities	179	253
Available-for-sale investment	-	495
Accounts receivable (net of allowance for doubtful accounts of $213 and $145 as of December 31, 2012 and 2013, respectively)	23,591	54,598
Prepaid expenses and other current assets	26,802	80,538
Amounts due from related parties	-	2,871
Deferred tax assets - current	2,131	3,129

Total current assets	435,272	1,157,717

Property and equipment, net	126,035	163,864
Land use rights, net	73,645	75,698
Acquired intangible assets, net	12,310	17,248
Goodwill	4,628	29,509
Long-term investments	27,559	84,293
Other noncurrent assets	9,335	39,621
Deferred tax assets - noncurrent	745	946

TOTAL ASSETS	$689,529	$1,568,896

LIABILITIES
Current liabilities:
Short-term loans (including short-term loans of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $nil and $1,322 as of December 31, 2012 and 2013, respectively)	$-	$1,322
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $7,109 and $22,856 as of December 31, 2012 and 2013, respectively)	7,109	25,030
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $41,488 and $76,653 as of December 31, 2012 and 2013, respectively)	168,546	120,418
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $17,520 and $30,717 as of December 31, 2012 and 2013, respectively)	21,049	46,632
Amounts due to related parties (including amount due to related parties of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $148 and $517 as of December 31, 2012 and 2013, respectively)	148	517
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $2,710 and $5,546 as of December 31, 2012 and 2013, respectively)	6,862	14,679

Total current liabilities	203,714	208,598

Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $371 and $1,571 as of December 31, 2012 and 2013, respectively)	790	2,676
Deferred revenue-noncurrent (including deferred revenue-noncurrent of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $3,242 and $664 as of December 31, 2012 and 2013, respectively)	6,762	3,544
Long-term debt	-	600,000

TOTAL LIABILITIES	$211,266	$814,818

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED BALANCE SHEETS - continued

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2012	2013

Commitments and contingencies (Note 24)

EQUITY
Qihoo 360 Technology Co. Ltd. shareholders' equity
Class A ordinary shares ($0.001 par value; 378,000,000 and 378,000,000 shares authorized as of December 31, 2012 and 2013, respectively; 123,472,524 and 134,123,218 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	123	134
Class B ordinary shares ($0.001 par value; 122,000,000 and 122,000,000 shares authorized as of December 31, 2012 and 2013, respectively; 60,684,573 and 54,767,703 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	61	55
Treasury stock	-	(139)
Additional paid-in capital	420,662	568,675
Statutory reserves	16,075	28,149
Accumulated other comprehensive income	9,114	20,380
Retained earnings	32,061	119,639

Total Qihoo 360 Technology Co. Ltd. shareholders' equity	478,096	736,893
Noncontrolling interest	167	17,185

TOTAL EQUITY	478,263	754,078

TOTAL LIABILITIES AND EQUITY	$689,529	$1,568,896

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2011	2012	2013

Revenues:
Internet services	$166,961	$328,882	$671,088
Sale of third party anti-virus software	890	150	-

Total revenues	167,851	329,032	671,088

Cost of revenues:
Internet services	18,680	32,762	87,838
Sale of third party anti-virus software	238	40	-

Total cost of revenues	18,918	32,802	87,838

Subsidy income	151	2,570	2,349

Operating expenses:
Selling and marketing	46,836	58,178	110,104
General and administrative	19,054	34,295	116,200
Product development	64,962	156,269	255,248
Impairment loss on intangible assets	87	1,348	948

Total operating expenses	130,939	250,090	482,500

Income from operations	18,145	48,710	103,099

Interest income	2,594	6,715	10,398
Interest expense	(53)	-	(5,572)
Other (expense) income	(3)	1,243	590
Exchange gain	6,294	49	5,105
Change in unrealized holding (loss) gain of trading securities	(220)	(52)	75
Realized gain from sales of trading securities	-	-	252
Impairment loss on long-term investments	(902)	(2,302)	(5,004)
Dividend income from a cost method investee	-	-	413
Gain on disposal of long-term investments	-	4,766	15,807
Gain (Loss) on disposal of subsidiaries	-	3,566	(1,144)

Income before income tax expense and loss from equity method investments	25,855	62,695	124,019
Income tax expense	(10,874)	(11,379)	(23,423)
Loss from equity method investments	(437)	(4,845)	(2,747)

Net income	14,544	46,471	97,849
Add: Net loss attributable to noncontrolling interest	1,059	275	1,803

Net income attributable to Qihoo 360 Technology Co. Ltd.	15,603	46,746	99,652

Accretion of Series A convertible participating redeemable preferred shares	203	-	-
Accretion of Series B convertible participating redeemable preferred shares	313	-	-
Accretion of Series C convertible participating redeemable preferred shares	255	-	-

Net income attributable to ordinary shareholders of Qihoo 360 Technology Co. Ltd.	$14,832	$46,746	$99,652

Net income per ordinary share-basic	$0.10	$0.26	$0.55
Net income per ordinary share-diluted	$0.09	$0.25	$0.52

Weighted average shares used in calculating net income per ordinary share-basic	149,068,287	176,442,866	180,476,681
Weighted average shares used in calculating net income per ordinary share-diluted	172,992,515	183,623,235	193,036,850

Share-based compensation expense included in:
Cost of revenues	$16	$4	$-
Selling and marketing	$31,455	$21,260	$15,389
General and administrative	$4,549	$8,365	$69,101
Product development	$11,969	$20,976	$36,597

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2011	2012	2013

Net income	$14,544	$46,471	$97,849

Other comprehensive income, net of tax:
Foreign currency translation adjustments	3,278	2,849	11,104

Other comprehensive income	3,278	2,849	11,104

Comprehensive income	17,822	49,320	108,953
Add: Comprehensive loss attributable to noncontrolling interest	1,027	277	1,965

Comprehensive income attributable to Qihoo 360 Technology Co. Ltd	$18,849	$49,597	$110,918

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

							Total
							Qihoo 360
					Accumulated	(Accumulated	Technology
			Additional		other	deficit)	Co. Ltd.
	Ordinary shares		paid-in	Statutory	comprehensive	Retained	shareholders'	Noncotrolling	Total
	Shares	Amount	capital	reserves	income	earnings	equity	interest	equity

Balance as of January 1, 2011	71,560,740	$72	$12,568	$164	$3,017	$(13,606)	$2,215	$507	$2,722
Accretion of Series A convertible participating redeemable preferred shares	-	-	-	-	-	(203)	(203)	-	(203)
Accretion of Series B convertible participating redeemable preferred shares	-	-	-	-	-	(313)	(313)	-	(313)
Accretion of Series C convertible participating redeemable preferred shares	-	-	-	-	-	(255)	(255)	-	(255)
Issuance of ordinary shares in connection with sharebased compensation arrangements	3,059,779	3	-	-	-	-	3	-	3
Share-based compensation	-	-	47,989	-	-	-	47,989	-	47,989
Issuance of ordinary shares in connection with exercise of options	31,172	-	48	-	-	-	48	-	48
Issuance of ordinary shares upon initial public offering ("IPO"), net of offering costs of $2,763	26,063,544	26	231,523	-	-	-	231,549	-	231,549
Conversion of participating redeemable preferred shares to ordinary shares	78,314,016	78	70,893	-	-	-	70,971	-	70,971
Provision for statutory reserves	-	-	-	5,503	-	(5,503)	-	-	-
Noncontrolling interest for establishment of a subsidiary	-	-	-	-	-	-	-	1,548	1,548
Disposal of noncontrolling interest in a subsidiary	-	-	-	-	-	-	-	(389)	(389)
Net income	-	-	-	-	-	15,603	15,603	(1,059)	14,544
Foreign currency translation adjustments	-	-	-	-	3,246	-	3,246	32	3,278

Balance as of December 31, 2011	179,029,251	179	363,021	5,667	6,263	(4,277)	370,853	639	371,492
Issuance of ordinary shares in connection with sharebased compensation arrangements	3,512,394	3	-	-	-	-	3	-	3
Share-based compensation	-	-	50,605	-	-	-	50,605	-	50,605
Issuance of ordinary shares in connection with exercise of options	1,615,452	2	6,963	-	-	-	6,965	-	6,965
Provision for statutory reserves	-	-	-	10,408	-	(10,408)	-	-	-
Noncontrolling interest for establishments of subsidiaries	-	-	-	-	-	-	-	422	422
Disposal of noncontrolling interest in subsidiaries	-	-	73	-	-	-	73	(617)	(544)
Net income	-	-	-	-	-	46,746	46,746	(275)	46,471
Foreign currency translation adjustments	-	-	-	-	2,851	-	2,851	(2)	2,849

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - continued

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

								Total
								Qihoo 360
						Accumulated	(Accumulated	Technology
				Additional		other	deficit)	Co. Ltd.
	Ordinary shares		Treasury	paid-in	Statutory	comprehensive	Retained	shareholders'	Noncotrolling	Total
	Shares	Amount	Stock	capital	reserves	income	earnings	equity	interest	equity

Balance as of December 31, 2012	184,157,097	$184	$-	$420,662	$16,075	$9,114	$32,061	$478,096	$167	$478,263
Issuance of ordinary shares in connection with share-based compensation arrangements	561,517	1	-	-	-	-	-	1	-	1
Share repurchase	(14,544)	-	(139)	-	-	-	-	(139)	-	(139)
Share-based compensation	-	-	-	121,087	-	-	-	121,087	-	121,087
Issuance of ordinary shares in connection with exercise of options	3,982,385	4	-	19,067	-	-	-	19,071	-	19,071
Issuance of ordinary shares in connection with business acquisitions	204,466	-	-	7,864	-	-	-	7,864	-	7,864
Provision for statutory reserves	-	-	-	-	12,074	-	(12,074)	-	-	-
Addition of noncontrolling interest in connection with business acquisitions	-	-	-	-	-	-	-	-	18,868	18,868
Capital injection of non-controlling interest holders to a subsidiary	-	-	-	-	-	-	-	-	654	654
Disposal of noncontrolling interest in subsidiaries	-	-	-	(5)	-	-	-	(5)	(539)	(544)
Net income	-	-	-	-	-	-	99,652	99,652	(1,803)	97,849
Foreign currency translation adjustments	-	-	-	-	-	11,266	-	11,266	(162)	11,104

Balance as of December 31, 2013	188,890,921	$189	$(139)	$568,675	$28,149	$20,380	$119,639	$736,893	$17,185	$754,078

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2011	2012	2013

Cash flows from operating activities:
Net income	14,544	46,471	97,849
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	47,989	50,605	121,087
Depreciation and amortization	4,227	16,457	42,629
Amortization of land use rights	-	140	1,714
(Gain) loss on disposal of property and equipment	-	(838)	213
Loss from impairment of intangible assets	87	1,348	948
Provision of allowance for doubtful accounts	51	454	157
Unrealized holding loss (gain) on trading securities	220	52	(75)
Realized gain from sales of trading securities	-	-	(252)
Loss on equity method investments	437	4,845	2,747
Dividend income from a cost method investee	-	-	(413)
Loss from impairment of long-term investments	902	2,302	5,004
(Gain) loss on disposal of subsidiaries	-	(3,566)	1,144
Gain on disposal of long-term investments	-	(4,766)	(15,807)

Changes in operating assets and liabilities:
Accounts receivable	(8,066)	(6,765)	(30,789)
Prepaid expenses and other current assets	(8,684)	(8,404)	(40,271)
Amount due from related parties	-	-	(1,645)
Payment for land use rights	-	(14,102)	(72,888)
Deferred taxes	(315)	(1,204)	837
Other noncurrent assets	(4,077)	392	(3,010)
Accounts payable	4,603	1,164	18,796
Accrued expenses and other current liabilities	11,554	23,274	53,605
Deferred revenue	10,744	10,354	20,466
Amount due to related parties	964	83	366
Income tax payable	7,123	(508)	7,814

Net cash provided by operating activities	82,303	117,788	210,226

Cash flows from investing activities:
Restricted cash	-	(1,902)	(431)
Purchase of property and equipment	(16,320)	(68,796)	(118,334)
Proceeds from disposal of property and equipment	-	2,126	1
Purchase of intangible assets	(1,457)	(5,073)	(3,068)
Purchase of other assets	(1,571)	(459)	-
Purchase of trading securities and payment for available-for-sale investments	(451)	-	(997)
Proceeds from sale of trading securities	-	-	762
Capital contribution for cost method investments	(7,599)	(8,023)	(35,617)
Capital contribution for equity method investments	(6,926)	(16,218)	(45,350)
Cash collected from disposal of long-term investments and a subsidiary	-	13,847	18,880
Dividends received from a cost method investee	-	313	413
Net cash (paid for) acquired from business acquisition	(487)	258	(9,827)
Deconsolidation of a subsidiary	-	-	(3,306)

Net cash used in investing activities	(34,811)	(83,927)	(196,874)

Cash flows from financing activities:
Proceeds from issuance of Convertible Senior Notes (net of issuance cost of $12,150)	-	-	587,850
Proceeds from exercise of share options	20	2,089	23,678
Proceeds from issuance of ordinary shares upon IPO	234,312	-	-
Payment of IPO costs	(2,611)	-	-
Capital contribution from noncontrolling interest shareholders	1,559	36	656
Proceeds from short-term loans	-	-	1,314
Payment for share repurchase	-	(139)	-

Net cash provided by financing activities	233,280	1,986	613,498

Effect of exchange rate on cash and cash equivalents	2,454	1,086	5,951

Net increase in cash and cash equivalents	283,226	36,933	632,801
Cash and cash equivalents at beginning of year	60,505	343,731	380,664

Cash and cash equivalents at end of year	343,731	380,664	1,013,465

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2011	2012	2013

Supplemental disclosure of cash flow information:
Income tax paid	3,699	12,578	13,961

Supplemental schedule of non-cash activities:
Conversion of participating redeemable preferred shares to ordinary shares	70,971	-	-
Payable for purchasing land use rights, plant, property and equipment and intangible assets	915	125,760	20,861
Consideration payable in connection with a business acquisition	-	-	358
Accrued and deferred IPO costs	108	-	-
Nonmonetary transaction (Note 9(ii))	2,100	-	-
Issuance of ordinary shares for business acquisition	-	-	7,864

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

As of December 31, 2013, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions including PRC, Hong Kong, U.S.A, Singapore and Japan. The Company's major subsidiaries are as follows:

•	Qiji International Development Limited ("Qiji International")
•	Qifei International Development Co. Limited ("Qifei International")
•	360 International Development Co. Limited ("360 International")
•	Qizhi Software (Beijing) Co., Ltd. ("Qizhi Software")
•	Tianjin Qisi Technology Co., Ltd. ("Tianjin Qisi")

As of December 31, 2013, the Company also effectively controls VIEs under contractual arrangements. The major VIEs are as follows:

•	Beijing Qihu Technology Co., Ltd. ("Beijing Qihu")
•	Beijing Star World Technology Co., Ltd. ("Beijing Star World")

History of the Group and corporate reorganization

Qizhi Software, a wholly foreign owned subsidiary in PRC, entered into a series of contractual arrangements with Beijing Qihu, Beijing Star World and other VIEs (collectively the "VIEs") from 2006 to 2013. (See below for a description of the VIE arrangements under which the Company, or its subsidiaries, is the primary beneficiary of its consolidated VIEs and their subsidiaries).

/

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The series of contractual arrangements are summarized as follows:

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

Technology Consulting and Services Agreements

Under the Technology Consulting and Services Agreements, Qizhi Software agreed to provide the VIEs with technology support and consulting services. VIEs agreed to pay certain percentage of its revenue as service fees to Qizhi Software. The service fees are subject to adjustment by Qizhi Software. The agreements have a term of three to ten years unless terminated upon both parties' agreement. The agreement may be renewed upon Qizhi Software's approval and the renewed term will be based on agreement of both parties.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Power of Attorney

Each registered shareholder of VIEs, has executed a power of attorney appointing Qizhi Software to be his or her attorneys, and irrevocably authorizing Qizhi Software to vote on his or her behalf on all of the matters concerning the VIEs, that may require shareholders' approval. The term of power of attorney is ten years. The Power of Attorney can be renewed at Qizhi Software's sole discretion.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure

The Company believes that Qizhi Software's contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the Group's business and operating licenses
•	require the Group to discontinue or restrict the Group's operations
•	restrict the Group's right to collect revenues,
•	block the Group's websites,
•	require the Group to restructure the Group's operations,
•	impose additional conditions or requirements with which the Group may not be able to comply
•	impose restrictions on the Group's business operations or on the Group's customers or take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

To further protect the investors' interest from any risk that the shareholders of the VIEs may act contrary to the contractual arrangements, the Company, through Qizhi Software, entered into irrevocable powers of attorney with the registered shareholders of the VIEs. Through these powers of attorney, the shareholders of the VIEs entrusted Qizhi Software as its proxy to exercise its rights as the shareholders of the VIEs with respect to an aggregate of 100% of the equity interests in the VIEs. The term of power of attorney is ten years. The power of attorney can be renewed at Qizhi Software's sole discretion.

The following consolidated financial statement balances and amounts of the Group's VIEs and their subsidiaries were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions between the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries in the Group:

	December 31,
	2012	2013

Cash and cash equivalents	$58,108	$116,575
Restricted cash	1,605	2,068
Account receivable and other current assets	34,976	61,177

Total current assets	94,689	179,820

Property and equipment, net	57,275	91,861
Acquired intangible assets, net	5,113	9,681
Other noncurrent assets	26,814	37,778

Total noncurrent assets	89,202	139,320

Total assets	183,891	319,140

Deferred revenue, current	17,520	30,717
Account payable and other current liabilities	51,455	106,894

Total current liabilities	68,975	137,611
Total noncurrent liabilities	3,613	2,235

Total liabilities	$72,588	$139,846

	Year ended December 31,
	2011	2012	2013

Revenues	$160,613	$303,200	$527,646
Net income	$78,494	$150,408	$263,514

	Year ended December 31,
	2011	2012	2013

Net cash provided by operating activities	$56,621	$75,983	$129,175
Net cash used in investing activities	(32,367)	(50,951)	(72,678)
Net cash provided by financing activities	1,545	36	1,970

	$25,799	$25,068	$58,467

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

As of December 31, 2011, 2012 and 2013, the balance of the amount payable by the VIEs and their subsidiaries to WOFEs related to the service fees was nil, US$2.3 million and US$0.1 million, respectively and was eliminated upon consolidation.

The Group conducted substantially all of its Internet business through VIEs and the VIEs contributed an aggregate of 95.7%, 92.1% and 78.6% of the consolidated revenues for the years ended December 31, 2011, 2012 and 2013, respectively. The Group's operations not conducted through contractual arrangements with the VIEs primarily consist of its advertisement agency service and technology support service. As of December 31, 2012 and 2013, the VIEs accounted for an aggregate of 26.7% and 20.3%, respectively, of the consolidated total assets, and 34.4% and 17.2%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalent, account receivables, property and equipment, and land use rights. The recognized and unrecognized revenue-producing assets that are held by the VIEs are primarily the following:

•	Property and equipment
•	Acquired intangible assets, such as domain names, licenses, trademarks, source code and non-compete agreements
•	Other noncurrent assets, which mainly include long term royalty fees and license fees, long term rental deposits
•	Self-developed intangible assets such as patents which are un-recognized at consolidated balance sheets

As of December 31, 2013, approximately 33% of the Group's employees that provide the Group's services are hired by the VIEs and their subsidiaries. The nominee shareholders of the VIEs and their subsidiaries have in the past received loans from the Company or WFOEs for capital contribution. There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 28 for disclosure of restricted net assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Fair value of financial instruments

Financial instruments primarily consist of cash and cash equivalents, restricted cash, trading securities, available-for-sale investment, accounts receivable, amounts due from related parties and accounts payable, amounts due to related parties, short-term loans and long-term debt. The carrying amounts of these financial instruments, except for long-term debt, approximate their fair values because of their generally short maturities.

Property and equipment, net

Property and equipment is carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straightline basis over the following estimated useful lives:

Computer equipment and application software	3 years
Building	44 - 60 years
Office building related facility and machines	10 - 15 years
Furniture and vehicles	3 - 5 years
Leasehold improvements	lesser of the lease term or the estimated
useful life of the assets

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Acquired intangible assets are estimated by management based on the fair value of assets acquired. Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the following estimated useful lives, which are as follows:

Domain names	3 - 10 years
Source code	5 - 8 years
Technology	2 - 10 years
Non-compete agreement	1 - 5 years
Trade mark	3 years
Operating license	8 years
Customer relationship	3 years
User base	1 year

Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets with determinable useful lives, whenever events or changes in circumstances indicate that a long-lived asset's carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2011, 2012 and 2013, the Group recognized $87, $1,151 and $107, respectively, of impairment losses on identifiable intangible assets with determinable useful lives. The related intangible assets are impaired in full when impairment indicators are noted.

Impairment of indefinite-lived intangible assets

An intangible asset that is not subject to amortization is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from third party, if any. During the years ended December 31, 2011, 2012 and 2013, the Group recognized nil, $197 and $841, respectively, of impairment losses on its indefinite-lived intangible assets.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

In the evaluation of the goodwill for impairment, the Group may first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process.

The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group's business, estimation of the useful life over which cash flows will occur, and determination of the Group's weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In 2013, the Group assessed the qualitative factors to determine it is not " more likely than not" that the fair value of each reporting unit is less than its respective carrying amount. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2011, 2012 and 2013.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cost method investments

For investee companies over which the Group does not have significant influence and a controlling interest, the Group carries the investment at cost and recognize as income for any dividend received from distribution of the investee's earnings.

The Group reviews its cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. The Group estimated the fair value of these investee companies based on discounted cash flow approach. Factors the Group considers in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and the Group's intent and ability to hold such investment. As a result of the assessment process for its cost method investments, the Group recognized impairment charge of $666, $761 and $867 in 2011, 2012 and 2013, respectively.

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee's board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimated the fair value of these investee companies based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company's business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. Certain of the equity method investments experience a deteriorating financial position and performance and the Group does not expect them to generate any positive future cash flows. Accordingly, the Group accrued an impairment charge of $236, $1,541 and $4,137 in 2011, 2012 and 2013, respectively, on these equity method investments based on their fair value which would be minimal.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Internet services revenue - continued

(1)	Online advertising

The Group offer marketing opportunities to customers by providing online advertising services, such as sponsored links (advertising links), on the Group’s platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant. The Group generally offer these advertising links to customers on a pay-for-effectiveness basis, which primarily includes a cost over time period model and cost for performance model. The Group charge fees to customers directly or indirectly determined based on the effectiveness of advertising links, which is typically measured by active users, clicks, transactions and other actions originated from the Group’s platform products. Additionally, fees are also affected by, among other factors, (i) the competitiveness of bidding for sponsored links and keywords by customers, with more intensive bidding typically leading to higher pricing and (ii) the vertical industries that customers operate in, which may result in different effectiveness and benefits of the Group’s online advertising services to customers.

For advertising contracts that are charged on the cost over a time period, the Group recognizes revenue ratably over the period the advertising is provided. For contracts that are charged on the cost for performance, the revenue is estimated by the Group based on its internal data, which is confirmed with the respective customers.

Prior to year 2013, the Group also directs search traffic to search engines such as Google through its default search boxes on the Group's 360 Browsers and its default home page, 360 Personal Start-up Page. The Group receives a pre-determined fee from search engine companies based on the number of searches originated from the search boxes in 360 Browsers and 360 Personal Start-up Page, subject to a pre-determined limit, from search engine companies. The revenue is estimated by the Group based on its traffic data, which is confirmed subsequently with the search engine companies. Since the Group launched its own search engine in August 2012 and subsequently terminated its service referral agreement with Google, revenue from search referral service has decreased to zero gradually.

The Group engages in nonmonetary transactions such as to allow certain third parties to provide traffic on the non-monetization location of its platform products to show their brand or products in exchange for its brand promotion or more downloads of its platform or security products , and to allow certain third parties to bundle the Group's platform or security products with third parties' software products in exchange for more downloads of its platform or security products. The Group recognizes revenues and expenses at fair value from a nonmonetary transaction only if the fair value of the services exchanged in the transaction is determinable based on the entity's own historical practice of receiving cash, trading securities, or other consideration that is readily convertible to a known amount of cash for similar services from customers unrelated to the counterparty in the nonmonetary transaction. In 2011, the Group engaged in one nonmonetary transaction for which the fair value was determinable (see details in Note 9(ii)). Other than this transaction, for the years ended December 31, 2011, 2012 and 2013, the Group engaged in nonmonetary transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these nonmonetary transactions were recognized.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Internet services revenue - continued

(2)	Internet value-added services

The Group's internet value-added services include offering games developed by third parties and providing other internet value-added services on the Group's platforms. Prior to May 2012, the Group also offers remote technical support to paying users.

Games - The Group provides game services and generates revenue from selling in-game currency, which will be later used by game players to purchase in-game virtual items. The Group's game portfolio includes web games, client-based games and mobile games. All of the games are developed by third-party game developers and can be accessed and played by game players directly through the Group's game platform. The Group primarily views the game developers to be its customers and considers its responsibility under its agreements with the game developers to be promotion of the game developers' games. The Group generally collects payments from game players in connection with the sale of in-game currencies and remits certain agreed-upon percentages of the proceeds to the game developers and records revenue net of remittances. Revenue from the sale of in-game currency is primarily recorded net of remittances to game developers and deferred until the estimated consumption date, (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time after purchase of the in-game currency. Purchases of in-game currency are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game is insignificant. To date, the Group has never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game.

Other internet value-added services - The Group provides online lottery purchase services and serves as an agent for providing online distribution services and payment collection services on behalf of third-parties, such as collection payment for mobile charges, e-books and etc. The Group provides payment collection services mainly through third-party professional payment and settlement institutions. The Group generally charges commission as a percentage of the gross proceeds or collection amount, and the revenue is estimated by the Group based on its internal system, which is confirmed with the respective cooperators.

Remote technical support - The Group provides live technical assistance on a broad range of computer issues relating to security and performance optimization through remote access to users' computers. The Group generally charges fees on a per case basis for this service and also provides monthly and annual subscriptions. For services charged on a per case basis, the Group recognizes revenue when the service is provided. For monthly and annual subscriptions, the Group recognizes revenue ratably over the life of the subscription. Starting from May 2012, the Group offers remote technical support services for free and refunds prepaid fees to users.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Sales of third party anti-virus software

The Group purchases software, such as anti-virus software, from third-party software developers for online distribution to users. The Group recognizes revenue when the activation code of the software is delivered. The Group evaluates its software sales contracts to determine whether to recognize revenues on a gross basis or net of costs of obtaining the associated software. The determination is based upon an assessment as to whether the Group acts as a principal or agent when providing the sales. After an agreement with a third-party developer was expired in April 2012, the Group's sales of third party anti-virus software has been insignificant.

Deferred revenue

Deferred revenue primarily includes cash received in advance from customers or end users and unrecognized license fee related to a license granted under a nonmonetary transaction as described in Note 9(ii), and deferred subsidy income. The unused cash balances remaining in customers or users' accounts are recorded as a liability. Deferred revenues related to prepayments from third party customers or end users will be recognized as revenue when all of the revenue recognition criteria are met, and deferred revenue related to license fee will be recognized as revenue based on the contract term.

Costs of revenues

Cost of revenues primarily consists of business tax, value added tax ("VAT") and related surcharges, payment collection costs, traffic acquisition costs, salaries and benefits, bandwidth costs, depreciation of equipment and revenue sharing to third party partners.

Business tax and related surcharges by various Chinese local tax authorities are incurred at rates ranging from 3.39% to 8.70% on revenue generated from providing services.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program was to be phased in Beijing and Tianjin in September and December 2012, respectively. Starting from September 1, 2012, certain subsidiaries and VIEs of the Group became subject to VAT and related surcharges by various Chinese local tax authorities at rates ranging from 3.00% to 19.04% on revenue generated from providing services which were previously subject to business tax.

Business tax and VAT included in revenues and cost of revenues for the years ended December 31, 2011, 2012 and 2013 were $9,078, $18,434 and $39,909, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Product development expenses

The product development expenses primarily consist of the research and development expenses and expenses incurred for strengthening the existing products. Product development primarily focused on the development and enhancement of security products, cloud-based services, search engine related products, mobile internet products and other internet products, platforms and services.

Product development expenses include personnel-related expenses, bandwidth, license and technical service fees, depreciation of property and equipment and amortization of acquired intangible assets. The Group expenses product development costs as incurred.

Advertising costs

Advertising costs are expensed as incurred. The Group incurred advertising costs of $7,843, $21,082 and $62,301 for the years ended December 31, 2011, 2012 and 2013, respectively, which were recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Subsidy income

Government subsidy is recorded as a liability in deferred revenue when received, and recognized as subsidy income when the project is inspected and confirmed by the government, or it is not subject to future return or reimbursement. The Group recognized subsidy income of $151, $2,570 and $2,349 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Group has share options, nonvested shares and convertible senior notes which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income per share, the effect of the share options is computed using the treasury stock method. The dilutive effect of the convertible senior notes is computed using as-if converted method.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income

Comprehensive income of the Group includes the cumulative foreign currency translation adjustments and net income for the year. Comprehensive income is reported in the statements of comprehensive income.

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

Treasury stock

Treasury stock represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk - continued

Details of the customers that account for 10% or more of total revenues are as follow:

	Year ended December 31,
	2011	2012	2013

Customer
A	10%	5%	*-
B	11%	10%	*-

Details of the customers accounting for 10% or more of accounts receivable are as follows:

	December 31,
	2012	2013

Customer
B	29%	32%
C	12%	*-

“*” means less than 10%

Newly adopted accounting pronouncements

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this guidance did not have a significant effect on the Group's consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under US GAAP.

The new amendments will require an organization to:

• Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income—but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

• Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Group adopted this pronouncement on January 1, 2013 which did not have a significant impact on its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this Accounting Standards Updates (‘‘ASU’’) is to eliminate diversity in practice resulting from a lack of guidance on this topic in current US GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted.

The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.	ACQUISITIONS

(1)	Acquisition of internet security business

In April 2012, the Group made an investment of $1,983, representing 20% ownership, to an internet service company.  The investment was accounted for as equity method investment since the Group has significant influence over the acquiree.  In September 2013, the Group acquired another 60% equity interest from the third-party shareholders for a cash consideration of $7,966.  The acquisition provided synergies with the existing business.  At the acquisition date, the fair value of the 20% equity investment was valued at $1,831 by the management with the assistance of an independent valuation firm. The difference of $120 between the fair value of the 20% equity interest and its book value was recorded as gain from equity method investments.  The $7,966 cash consideration was paid in 2013.

The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market values at the date of acquisition. The total purchase price of $7,966, representing 60% ownership, was allocated as follows:

US$

Cash	$387
Other net assets acquired, excluding intangible assets and related deferred tax liabilities	(9)
Intangible assets
Technology	2,451
Trade mark	866
Deferred tax liability	(829)
Goodwill	8,762
Fair value of 20% equity interests owned by the Group	(1,831)
Non-Controlling Interest	(1,831)

Total	$7,966

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

The following pro forma information summarizes the effect of the acquisition, as if it had occurred as of January 1, 2012. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisition on January 1, 2012, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2012	2013
	(Unaudited)	(Unaudited)

Pro forma revenue	$329,591	$671,429
Pro forma net income	$45,938	$98,582
Pro forma earnings per ordinary share-basic	$0.26	$0.55
Pro forma earnings per ordinary share-diluted	$0.25	$0.51

The operating results of this acquired business have been included in the Group's consolidated financial statements since the date of acquisition. It contributed net revenue of $119, and net loss of $1,333 to the Group's consolidated statement of operations for the year ended December 31, 2013.

(2)	Acquisition of overseas internet service business

In July 2013, the Group acquired 51% equity interest of an overseas internet service company, from its three shareholders with consideration of $7,864 which was settled in the form of 204,466 ordinary shares of the Company, based upon the closing price of the Company's ADSs at the acquisition date. The acquisition allowed the Group to extend its oversea business and provide synergies with its existing business. One of the selling shareholders is a related party to the Group (see note 23(3) (i)).

The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The total purchase price of $7,864, representing 51% ownership, was allocated as follows:

US$

Cash	$687
Other net assets acquired, excluding intangible assets and the related deferred tax liabilities	1,512
Intangible assets
Customer relationship	3,147
Technology	535
User base	129
Goodwill	8,319
Deferred tax liability	(1,069)
Non-Controlling Interest	(5,396)

Total	$7,864

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The following pro forma information summarizes the effect of the acquisition, as if it had occurred as of January 1, 2012. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2012, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2012	2013
	(Unaudited)	(Unaudited)

Pro forma revenue	$336,215	$675,981
Pro forma net income	$44,940	$99,001
Pro forma earnings per ordinary share-basic	$0.25	$0.55
Pro forma earnings per ordinary share-diluted	$0.24	$0.51

The operating results of this acquired business have been included in the Group's consolidated financial statements since the date of acquisition. It contributed net revenue of $3,443, and net loss of $2,724 to the Group's consolidated statement of operations for the years ended December 31, 2013.

(3)	Acquisition of internet service business

In November 2013, the Group acquired 51% equity interest of an internet service company, by contributing $10,000 as registered capital to the acquiree. The Group obtained the control over the acquiree as a result of the capital contribution. The acquisition allowed the Company to enhance its service offerings and provide synergies with the existing business. The consideration was fully paid in 2013.

The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market values at the date of acquisition. The total purchase price of $10,000, representing 51% ownership, was allocated as follows:

US$

Cash	$10,169
Other net assets acquired, excluding intangible assets and related deferred tax liabilities	80
Intangible assets
Technology	1,188
User base	27
Goodwill	6,346
Deferred tax liability	(304)
Non-Controlling Interest	(7,506)

Total	$10,000

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The following pro forma information summarizes the effect of the acquisition, as if it had occurred as of January 1, 2012. This pro forma information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2012, nor is it necessarily indicative of future results of operations of the consolidated enterprises:

	Year ended December 31,
	2012	2013
	(Unaudited)	(Unaudited)

Pro forma revenue	$329,032	$671,180
Pro forma net income	$46,471	$97,658
Pro forma earnings per ordinary share-basic	$0.26	$0.54
Pro forma earnings per ordinary share-diluted	$0.25	$0.51

The operating results of this acquired business have been included in the Group's consolidated financial statements since the date of acquisition. It contributed net revenue of $nil, and net loss of $958 to the Group's consolidated statement of operations for the years ended December 31, 2013.

(4)	Other acquisitions

Year 2011

(i)	In June 2011, the Group acquired the remaining 65% equity interest in one of its equity method investees, an internet service business with cash consideration of $618, fully paid in 2011 and goodwill of $338 was resulted from the acquisition; and

(ii)	In June 2011, the Group acquired the entire equity interest of an anti-virus business with cash consideration of $491, fully paid in 2011 and goodwill of $120 was resulted from such acquisition.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

Year 2012

In September 2012, the Group acquired the remaining 65% equity interest in one of its equity method investees, a software development business with cash consideration of $312. $185 cash consideration was paid during 2012 and the remaining $127 was paid in 2013.

Year 2013

(i)	In May, 2013, the Group acquired an internet service business with cash consideration of $1,790, which was fully paid in 2013. Goodwill of $1,248 was recognized from this acquisition; and

(ii)	In May, 2013, the Group acquired 51% equity interest of a data center business ("Entity P") with cash consideration of $3,257, which was fully paid in 2013. Goodwill of $317 was recognized from this acquisition;

4.	DISPOSAL OF A SUBSIDIARY

In January 10, 2012, the Group sold its entire 53.5% equity interest of a subsidiary of VIEs to its noncontrolling interest shareholders for a cash consideration of $4,207. The Group recognized a gain from the disposal with an amount of $3,566 in year 2012.

On September 30, 2013, the Group disposed 47.8% of equity interests in one of its subsidiaries to the noncontrolling interest shareholder of such subsidiary and hence, reduced its equity interest from 77.8% to 30.0%. Since the Group lost its controlling interest in but is able to exercise significant influence over it, it was deconsolidated and accounted for as an equity method investee of the Group upon consummation of the transaction. The Group recognized a loss from the deconsolidation with an amount of $1,144 in year 2013.

5.	RESTRICTED CASH

Restricted cash consists of the following:

	December 31,
	2012	2013

Deposits for registration of new subsidiaries of VIEs (i)	$1,605	$1,652
Deposit used to secure for bank's acceptance bills in relation to payment for the construction of a building	-	416
Deposits used to secure for application of an operation right	300	300

Total	$1,905	$2,368

(i)	The balance represented the deposits placed in certain escrow accounts for registration of new VIEs’ wholly owned subsidiaries.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.	AVAILABLE-FOR-SALE INVESTMENT

Amount represents the convertible loan with an amount of $495 provided to one of the Group’s cost method investees in June 2013. The Group has the right to convert the convertible loan into equity interest of such investee upon achievement of certain targets by the investee in year 2014. The Group determined that the carrying value of such convertible loan is approximate to its fair value as of December 31, 2013. Subsequent to December 31, 2013, the Group decided to exercise the conversion right to increase its equity interest in the investee and the conversion is currently in process.

7.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2012	2013

Accounts receivable	$23,804	$54,743
Allowance for doubtful accounts	(213)	(145)

Accounts receivable, net	$23,591	$54,598

Movement of allowance for doubtful accounts is as follows:

	December 31,
	2011	2012	2013

Balance at beginning of year	$14	$68	$213
Charge to expenses	51	154	157
Write offs during the year	-	(10)	(229)
Exchange rate differences	3	1	4

Balance at end of year	$68	$213	$145

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2012	2013

Guarantee loan to employees related to exercise of share options (i)	$753	$29,188
Receivables of exercise cost share options (ii)	4,907	301
Prepaid principal for investments (iii)	1,003	10,534
Advance to suppliers	4,205	9,804
Deductible VAT Input	7,895	9,650
Prepaid marketing promotion fee	515	7,034
Interest receivable	1,086	3,219
Advance related to employees	1,011	2,146
Others	5,427	8,662

Total	$26,802	$80,538

(i)	Amount represents the individual income tax paid by the Group on behalf of employees associated with the options and nonvested shares granted by the Company. Such receivable is secured by share options or nonvested shares held by the employees, and will be repaid to the Company when the options are exercised and related ordinary shares are sold.

(ii)	Amount represents the exercise cost to be received by the Group from a trading institution after the Group's employees exercised their stock options through such institution.

(iii)	The Group made several payments to establish new companies with other independent third parties. The prepayments will be recorded as long-term investments when the investees are legally established.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS

	December 31,
	2012	2013

Cost method investments:
An internet service company, Investee D (i)	$-	$15,000
Others	13,989	33,306
Less: impairment loss on long-term investments (iii)	(1,427)	(2,294)

Cost method investments, net	$12,562	$46,012

Equity method investments:
An internet security company, Investee E (ii)	$1,761	$24,099
Others	14,777	19,264
Less: impairment loss on long-term investments (iv)	(1,541)	(5,082)

Equity method investments, net	14,997	38,281

Total	$27,559	$84,293

The Group held equity interests ranging from 1.5% to 19% in certain cost method investments, majority of which is engaged in internet technology industry, mobile application development industry, and web-game industry.  The Group used cost method of accounting to account for the investments with equity interest below 20% when the Group does not have the ability to exercise significant influence. During 2013, the Group sold two cost method investments and recognized a total gain of $427. During 2012, the Group sold certain of its equity interests in two cost method investments and recognized a total gain of $3,432. No disposal of cost method investments occurred in 2011.

The Group held equity interests ranging from 4.5% to 49% in certain equity method investments, majority of which is engaged in internet technology industry, mobile game development industry, mobile application development industry. The Group used the equity method of accounting to account for the investments with equity interest between 20% and 50% when the Group has the ability to exercise significant influence but does not have controlling interest over the investments. The Group shared loss of $437, $4,845 and $2,747 from its equity method investments during the years end December 31, 2011, 2012 and 2013, respectively. During 2013, the Group sold two equity method investments and certain of its equity interests in one equity method investment and recognized a total gain of $15,380. During 2012, the Group sold two equity method investments and recognized a total gain of $1,334. No disposal of equity method investments occurred in 2011.

(i)	In December 2013, the Group invested in Investee D to purchase 4.13% of its ordinary shares for purchase prices of $15,000. The Group used the cost method of accounting to record these investments since the Group does not have the ability to exercise significant influence over the operating and financing activities. The management of the Group determined that there was no impairment on such investments during the year ended December 31, 2013.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

(ii)	In November 2011, the Group entered into a nonmonetary transaction with Investee E. The Group provides the license for using the Group's certain technology licenses to Investee E in exchange for its 30% equity interest in the form of preferred shares. The Group also needs to provide continuous technical support to the investee for ten years. Because the fair value of the licenses is more readily determinable, the Group recorded the transaction based on the fair value of the license which was valued with the assistance of a third-party valuation firm. The fair value was determined as $3,000. The transaction was accounted for as an equity method investment since the Group has the ability to exercise significant influence over the operating and financing activities of Investee E. The partial gain of the nonmonetary transaction was recorded as deferred revenue and is amortized ratably over the ten year contract period. In June 2012, the Group made an additional investment in Investee E for an aggregate price of $2,140 in cash to avoid diluting in its series B financing. In December 2013, the Group made another additional investment in Investee E for an aggregate price of $25,000 in cash in its series C financing. As of December 31, 2013, the Group held 40.8% equity interest in Investee E. The Group recognized $142, $2,337 and $2,661 share of loss in 2011, 2012 and 2013, respectively. The management of the Group determined that there was no impairment on such investment during the years ended December 31, 2011, 2012 and 2013.

(iii)	The Group reviews its cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. The Group estimated the fair value of these investee companies based on discounted cash flow approach. Factors the Group considers in making such a determination include general market conditions, the duration and the extent to which the fair value of an investment is less than its cost, and the Group's intent and ability to hold such investment. As a result of the assessment process for its cost method investments, the Group recognized impairment charge of $666, $761 and $867 million in 2011, 2012 and 2013, respectively for certain cost method investments as their financial positions and performance of these investee companies are deteriorating and the Group does not expect them to generate any positive future cash flows. Accordingly, the Group estimated the fair values of these investee companies would be minimal.

(iv)	An impairment charge is recorded if the carrying amount of the equity method investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimated the fair value of these investee companies based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. Certain of the equity method investments experience a deteriorating financial position and performance and the Group does not expect them to generate any positive future cash flows. Accordingly, the Group accrued an impairment charge of $236, $1,541 and $4,137 in 2011, 2012 and 2013 on these equity method investments based on their fair value which would be minimal.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2013

Computer equipment and application software	$81,023	$149,877
Building (i)	45,050	46,471
Office building related facility and machines (i)	13,212	14,022
Furniture and vehicles	4,422	4,672
Leasehold improvements	1,038	1,354
Construction in Progress (ii)	-	5,469

	144,745	221,865
Less: Accumulated depreciation and amortization	18,710	58,001

Property and equipment, net	$126,035	$163,864

(i)	In August 2012, the Group entered into a series of definitive agreements to purchase two parcels of office buildings and the associated land use rights with an area of approximately 69,205 square meters in Chaoyang District, Beijing, China for a total cash consideration of $222 million. The Group completed the acquisition of one parcel of the buildings in 2012 and the acquisition of the other parcel of buildings was in process as of December 31, 2013. The Group capitalized the related building cost of $43,927 and the cost for the facilities of the first parcel of building of $13,212 in the year ended December 31, 2012. No building cost and facilities cost were capitalized in year 2013.

(ii)	As part of the acquisition of Entity P in 2013 as described in Note 3(4), the Group acquired a building under construction at Henan Province of China.

Depreciation and amortization expenses for the years ended December 31, 2011, 2012 and 2013 were $3,393, $14,768 and $38,453, respectively.

11.	LAND USE RIGHTS, NET

	December 31,
	2012	2013

Land use rights	$73,785	$77,590
Less: accumulated depreciation and amortization	140	1,892

Land use rights, net	$73,645	$75,698

In December 2012, the Group acquired land use rights associated with the newly acquired office building in Chaoyang District, Beijing, China (see Note 10 (i) for detail). The land certificate will expire as of December 8, 2056. The Group is in the process of obtaining the certificate of the land use rights.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

In May 2013, the Group owned a land use right of $1,632 at Henan Province of China through the acquisition of Entity P as described in Note 10 (ii). Such land certificate will expire as of December 11, 2061.

The Group amortizes the cost of acquired land use rights on a straight-line basis starting from the acquisition date till the expiration date of the certificate of the land use rights. Amortization expenses for land use rights totaled $140 and $1,714 for the years ended December 31, 2012 and 2013.

Future amortization expense is $1,760 per year for each of the next five years through December 31, 2018 and after.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12.	ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the acquired intangible assets are as follows:

Definite-lived intangible assets

	December 31,
	2012	2013
Definite-lived:
Domain names	$2,426	$2,482
Source code	1,754	1,662
Technology	6,999	12,013
Non-compete agreement	3,933	3,985
Operating License	610	1,768
Trademarks	77	79
User Base	-	157
Customer relationship	-	2,973

Total acquired definite-lived intangible assets	15,799	25,119

Less: Accumulated amortization
Domain names	(423)	(859)
Source code	(821)	(1,050)
Technology	(1,872)	(3,450)
Non-compete agreement	(299)	(1,584)
Trademarks	(2)	(29)
Operating license	-	(235)
User base	-	(8)
Customer relationship	-	(507)

Accumulated amortization	(3,417)	(7,722)

Less: Impairment loss
Domain names	(411)	(424)
Source code	(158)	(72)
Technology	(673)	(887)

Accumulated impairment loss	(1,242)	(1,383)

Acquired definite-lived intangible assets, net	$11,140	$16,014

Amortization expenses for the years ended December 31, 2011, 2012 and 2013 were $834, $1,689 and $4,176, respectively. Amortization expenses for the years ending December 31, 2014, 2015, 2016, 2017 and 2018 and after are expected to be $5,075, $4,484, $1,826, $1,211 and $3,418, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

Intangible assets with determinable useful lives are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Group measures recoverability of these assets to be held and used as part of reporting unit by comparing the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are determined as impaired, the impairment will equal the amount by which the carrying value of the assets exceeds the fair value of the assets. As a result of the impairment analysis, the Group recognized an impairment loss of $87, $1,151 and $107 for the year ended December 31, 2011, 2012 and 2013, respectively for intangible assets with determinable useful lives.

Indefinite-lived intangible assets:

	December 31,
	2012	2013

Indefinite-lived:
Domain names	$360	$371
Trademarks	1,288	2,200

Total acquired indefinite-lived intangible assets	1,648	2,571

Less: Impairment loss
Domain names	(281)	(288)
Trademarks	(197)	(1,049)

Accumulated impairment loss	(478)	(1,337)

Acquired indefinite-lived intangible assets, net	$1,170	$1,234

On December 31 of each year, the Group evaluated the remaining useful life of the intangible assets with indefinite lives to determine whether events and circumstances continue to support an indefinite useful life.

The Group then performs an impairment assessment on intangible assets with indefinite lives on December 31 of each year by comparing the fair value with its carrying value. The fair value of intangible assets with indefinite lives was estimated based on the discounted value of estimated future cash flows. Based on the assessment, the Group determined the excess in the carrying value of indefinite-lived intangible asset over its fair value and recognized an impairment loss of nil, $197 and $841 for the years ended December 31, 2011, 2012 and 2013, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

13.	GOODWILL

	2012	2013

Beginning balance	$4,580	$4,628
Goodwill acquired in acquisitions of business	-	24,992
Exchange rate differences	48	(111)

Ending balance	$4,628	$29,509

The Group assessed the qualitative factors to determine it is not more likely than not that the fair value of each reporting unit is less than its respective carrying amount. There was no impairment of goodwill during the years ended December 31, 2011, 2012 and 2013.

14.	ACCRUED EXPENSES AND OTHER CURRENT LIBILITIES

	December 31,
	2012	2013

Payable for purchasing plant, property and equipment	$59,703	$20,419
Payable for purchasing intangible assets	3,340	442
Payable for purchasing land use rights	62,717	-
Payroll related payable	13,446	19,217
Accrued agent rebates and profit sharing cost	1,723	16,891
Accrued marketing promotion expenses	6,102	13,965
Other tax payable	2,616	12,094
Deposits from advertising customers	1,376	10,060
Accrued bandwidth	9,052	8,566
Accrued professional service fee	3,145	6,640
Accrued interest expenses of convertible senior notes (see note 17)	-	4,808
Other current liabilities	5,326	7,316

Total	$168,546	$120,418

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.	DEFERRED REVENUE

	December 31,
	2012	2013

Deferred revenue - current:
Deferred revenue from customers (i)	$14,915	$31,503
Deferred revenue for system development services (ii)	1,102	2,266
Deferred subsidy income (iii)	4,093	11,503
Deferred license fee (iv)	210	210
Deferred reimbursement of ADS depositary service (v)	729	1,150

Total deferred revenue - current	$21,049	$46,632

Deferred revenue - noncurrent
Deferred license fee (iv)	$1,654	$1,444
Deferred revenue for system development services (ii)	408	168
Deferred subsidy income (iii)	3,059	495
Deferred reimbursement of ADS depositary service (v)	1,641	1,437

Total deferred revenue - noncurrent	$6,762	$3,544

(i)	Deferred revenue from customers mainly represents payments received from (1) advertising customers before the services were provided by the Group; and (2) game players before the in-game currency were consumed.

(ii)	Deferred revenue for system development services represents payments received from third party customers in relation to the service to be provided by the Group which is subject to the customers' inspection and acceptance.

(iii)	The Group received subsidies from the local government for web-security related research and development projects. The amount was deferred since the projects are subject to final inspection upon the completion.

(iv)	Deferred license fee was related to the nonmonetary transaction as described in Note 9(ii).

(v)	Deferred reimbursement of ADS depositary service represents the cash received from the Bank of New York Mellon as reimbursement of its ADS depositary service, which will be recognized ratably over the ADS contract term.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

16.	SHORT-TERM LOAN

On September 26, 2013, Entity P entered into a short-term loan arrangement with a domestic commercial financial institution to finance its working capital. The short-term loan outstanding as of December 31, 2013 was US$1,322 with an interest rate of 7.8% per annum and a maturity term of twelve months.

Land use rights with a net carrying amount of $1,632 (see note 11) held by Entity P was pledged as security for such short-term loan.

17.	LONG-TERM DEBT

On September 5, 2013, the Company issued $600,000 in aggregate principle amount of 2.5% Convertible Senior Notes due September 15, 2018 (the “Notes”) at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 9.0119 ADS per $1 principal amount of the Notes (which represents an initial conversion price of $110.96 per ADS).

The notes will be our senior unsecured obligations and will rank (1) senior in right of payment to any of the Group’s existing and future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Group’s existing and future unsecured indebtedness that is not so subordinated, (3) junior in right of payment to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all existing and future indebtedness and other obligations (including trade payables and lease obligations) incurred by the Group’s subsidiaries.

The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of December 31, 2013, $600,000 was accounted as the value of the Notes in long-term debt.

Debt issuance costs were $12,450 and were recorded as deferred issuance costs, which were included in other noncurrent assets, are being amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835-30-35-2. The net proceeds the Company received from the issuance of the Notes were $587,850. The Company pays cash interest at an annual rate of 2.5% on the Notes, payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2014. The Company recorded such interest as interest expense on an accrual basis.

The interest expense included in the consolidated statements of operations is as follows:

For the year ended December 31, 2013

Interest expense at an annual rate of 2.50%	$4,808
Amortization of debt issuance costs	743

Total interest expense	$5,551

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

The main terms of the Notes are summarized as follows:

Redemption

The Notes are not redeemable prior to the maturity date of September 15, 2018, except as described below.

(1)	Non-contingent redemption option at the option of the holder

The holders of the Notes (the “Holders”) have an option to require the Company to repurchase for cash all or any portion of their Notes on September 15, 2016. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

(2)	Contingent redemption option at the option of the holder

If a fundamental change as stipulated in the Indenture dated September 5, 2013 in connection with the Notes, occurs at any time prior to the maturity, the Holders have the option to require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

The Company believes that the likelihood of occurrence of events considered as a fundamental change is remote.

(3)	Redemption option at the option of the Company

On or after September 15, 2016 (three years after the date of issuance of the Notes), the Company may redeem any or all of the Notes in cash at the redemption price, provided that the last reported sale price of the Company's ADSs for 20 or more trading days in a period of 30 consecutive trading days ending within 10 trading days immediately prior to the date of the redemption notice exceeds 130% of the applicable conversion price in effect on each such trading day. The redemption price will equal 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Any notes redeemed by the Company will be paid for in cash.

These embedded redemption features are considered clearly and closely related to the debt host pursuant to ASC 815-15-25 and does not meet the requirements for bifurcation.

Conversion

The Holders may convert their Notes in integral multiples of $1 principle amount at an initial conversion rate of $110.96 per ADS, at any time prior to the maturity date of September 15, 2018. Upon conversion of the Notes, the Company will deliver shares of the Company’s ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change as stipulated in the Indenture dated September 5, 2013 in connection with this Note, the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

The conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.

There was no beneficial conversion feature attribute to the Notes as the set conversion price for the Notes was greater than the fair value of the ordinary share price at date of issuance.

The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. The Company will have to assess for the contingent beneficial conversion feature using a measurement date upon issuance of the Notes, upon occurrence of such adjustment.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

18.	INCOME TAXES

Cayman

The Company is a tax-exempted company incorporated in the Cayman Islands.

Hong Kong

The Company’s wholly-owned subsidiary in Hong Kong are subject to the unified tax rate of 16.5% in Hong Kong for the years ended December 31, 2011, 2012 and 2013. Under the Hong Kong tax laws, these subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

The Company’s wholly-owned subsidiary in Singapore, incorporated in 2013, is subject to the unified tax rate of 17% in Singapore for the year ended December 31, 2013. There are no withholding taxes in Singapore on remittance of dividends.

Japan

The Company’s majority-owned subsidiary in Japan, acquired in 2013, is subject to the unified tax rate of 25.5% plus 2.55% surcharge in Japan for the year ended December 31, 2013. The company also needs to pay fixed amount local income tax to the local tax authorities by monthly based on the employee headcount and capital amount. The normal withholding tax rate is 20% in Japan on remittance of dividends and could be reduced to 10% under the tax treaty between Hong Kong and Japan.

United States of America ("USA")

The Company’s wholly-owned subsidiary in USA, incorporated in 2013, is subject to the progressive tax rate from 15% to 39% for the federal income tax in the USA and 8.7% for the state income tax in Delaware for the year ended December 31, 2013. The normal withholding tax rate is 30% in the USA on remittance of dividends.

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

Under the New EIT Law and its implementing rules, an enterprise which qualifies as a "high and new technology enterprise" ("HNTE") is entitled to a tax rate of 15%. An enterprise which qualifies as a " Software Enterprise " can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. An enterprise which is approved to adopt the "deemed-profit method" can file its income tax by calculating as 2.5% of the gross revenues.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

Qizhi Software was first recognized as a HNTE by relevant PRC government authorities in 2006 and received renewals of its HNTE status in 2008 and 2011 respectively, As a consequence, Qizhi Software was entitled to a reduced EIT rate of 15% for 2011, 2012 and 2013.

Beijing Qihu was recognized as a HNTE by relevant PRC government authorities in 2009 and received a renewal of its HNTE status in 2012, and is entitled to PRC Enterprise Income Tax of 15% tax rate for the years ended December 31, 2011, 2012 and 2013.

Beijing Star World was recognized as a HNTE by relevant PRC government authorities starting on November 21, 2011, and is subject to 15% for the years ended December 31, 2011, 2012 and 2013, respectively.

Tianjin Qisi is recognized as Software Enterprise by relevant PRC government authorities in March 2011 and entitled to the preferential tax treatment of "2-year exemption plus 3-year half rate" commencing from its first profit-making year for EIT purposes. For the year ended December 31, 2012 and 2013, Tianjin Qisi enjoys the 2-year tax exemption.

Certain other PRC subsidiaries and VIEs are not subject to the unified tax rate of 25% as a result of adopting the "deemed-profit method" or the recognition as a qualified “Software Enterprise”.

The other VIEs and VIEs’ subsidiaries are all subject to the unified tax rate of 25%.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

18.	INCOME TAXES - continued

PRC - continued

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

Aggregate undistributed earnings of the Company's subsidiaries, VIEs and VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $354,996 at December 31, 2013 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

Detailed information about income tax of the Group's subsidiaries and VIEs is as below:

The current and deferred portion of income tax expense included in the consolidated statements of operations is as follows:

	For the year ended December 31,
	2011	2012	2013

Current income tax expense	$10,724	$12,062	$22,382
Deferred income tax expense (benefit)	150	(683)	1,041

Total income tax expense	$10,874	$11,379	$23,423

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

18.	INCOME TAXES - continued

PRC - continued

The principal components of the deferred tax assets and liabilities are as follows:

	December 31,
	2012	2013

Current deferred tax assets:
Accrued payroll	$1,950	$2,889
Provision of allowance for doubtful accounts	125	92
Deferred revenue-current	196	306
Less: Valuation allowance	(140)	(158)

Current deferred tax assets, net	2,131	3,129

Noncurrent deferred tax assets:
Deferred revenue-noncurrent	440	383
Acquired intangible assets	175	266
Fixed assets	-	66
Subsidy income	130	231
Net operating loss carry forwards	975	4,592
Less: Valuation allowance	(975)	(4,592)

Noncurrent deferred tax assets, net	745	946

Noncurrent deferred tax liabilities:
Acquired intangible assets	425	2,676
Subsidy income	365	-

Noncurrent deferred tax liabilities	$790	$2,676

The Company operates through its subsidiaries and VIEs and the valuation allowance is considered on each individual subsidiary and VIE basis. The subsidiaries and VIEs registered in the PRC have total net operating loss carry forwards of $18,496 as of December 31, 2013 which will expire on various dates between December 31, 2014 and December 31, 2018.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

18.	INCOME TAXES - continued

PRC - continued

Reconciliation between the income tax expense computed by applying the PRC tax rate to income before income tax and the actual provision for income tax is as follows:

	For the year ended December 31,
	2011	2012	2013

Income before income tax expense	$25,855	$62,695	$124,019
PRC statutory income tax rate	25%	25%	25%
Income tax expense at the statutory income tax rate	6,464	15,674	31,005
Permanent differences	116	870	1,663
Effect of different income tax calculation method required by tax bureau	(84)	67	48
Effect of tax exempt status in Cayman Islands	10,818	12,217	30,272
Effect of different income tax rate in Hong Kong	(233)	(25)	168
Effect of tax exempt status in other jurisdictions	-	-	(31)
Effect of income tax holiday and preferential tax rates	(7,036)	(17,844)	(43,460)
Changes in valuation allowance	829	420	3,758

Income tax expense	$10,874	$11,379	$23,423

Certain consolidated entities of the Group enjoy tax holidays granted by the local tax authorities. Without the tax holidays, the Group's income tax expense would have increased by $7,036, $17,844 and $43,460 for the years ended December 31, 2011, 2012 and 2013, respectively. The impact of the tax holidays on basic net income per ordinary share was an increase of $0.05, $0.10 and $0.24 for the years ended December 31, 2011, 2012 and 2013, respectively.

19.	ORDINARY SHARES

The Company's Memorandum and Articles of Association, as amended, authorizes the Company to issue 500,000,000 ordinary shares with a par value of $0.001 each as of December 31, 2011, 2012 and 2013, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.	ORDINARY SHARES - continued

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

In January 2012, the Company’s board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to $50 million worth of the Company's outstanding ADSs. In July 2012 and August 2012, the Company repurchased 900 and 8,796 ADSs, respectively, at a price of $14.50 and $14.31 through open-market transactions. In March 2013, the Company completed the legal process of registration for the repurchased stock.

In June and September 2013, the Company issued 2,045,880 and 2,498,022 ordinary shares for future delivery to the employees and nonemployees upon exercise of share options or grant of nonvested shares, respectively.

In December 2013, the Company issued 51,722 ordinary shares to a related party of the Company (see note 23(3)(i)) and 76,372 and 76,372 ordinary shares to each of the two selling shareholders , in connection with the Company’s acquisition of 51% equity interest in an overseas internet service company (see note 3 (2)).

As of December 31, 2013, there are 134,123,218 Class A ordinary shares and 54,767,703 Class B ordinary shares outstanding, par value $0.001 per share.

20.	CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED SHARES

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

20.	CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED SHARES - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

20.	CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED SHARES - continued

Redemption - continued

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

During the years ended December 31 2011, the Company recorded $203 as accretion of Series A shares, $313 as accretion of Series B shares and $255 as accretion of Series C shares in the consolidated statements of operations.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

20.	CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED SHARES - continued

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

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

21.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	2011	2012	2013

Net income attributable to Qihoo 360 Technology Co. Ltd	15,603	46,746	99,652
Accretion of Series A shares	203	-	-
Accretion of Series B shares	313	-	-
Accretion of Series C shares	255	-	-
Undistributed earnings allocated to participating unvested shares (i)	1,124	2,049	3,175

Net income attributable to Class A and Class B ordinary shareholders for computing basic net income per ordinary share	13,708	44,697	96,477

Net income attributable to nonvested shareholders for computing basic net income per participating unvested shares (i)	1,124	2,049	3,175

Accretion of Series A shares	203	-	-

Net income attributable to Series A shareholders for computing basic net income per Series A share	203	-	-

Accretion of Series B shares	313	-	-

Net income attributable to Series B shareholders for computing basic net income per Series B share	313	-	-

Accretion of Series C shares	255	-	-

Net income attributable to Series C shareholders for computing basic net income per Series C share	255	-	-

Weighted average ordinary shares outstanding used in computing basic net income per Class A and Class B ordinary share	137,775,752	168,709,221	174,727,288
Weighted average shares used in calculating net income per participating unvested share-basic	11,292,535	7,733,645	5,749,393
Weighted average shares outstanding used in computing basic net income per Series A share	8,356,247	-	-
Weighted average shares outstanding used in computing basic net income per Series B share	9,755,085	-	-
Weighted average shares outstanding used in computing basic net income per Series C share	2,057,209	-	-
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed exercise of stock options and nonvested shares using the treasury stock method (ii)	4,345,724	7,180,369	12,560,169
Plus incremental weighted average ordinary shares from assumed conversion of preferred share using treasury stock method	19,578,504	-	-
Weighted average ordinary shares outstanding used in computing diluted net income per Class A and Class B ordinary share (i)	172,992,515	183,623,235	193,036,850

Net income per Class A and Class B ordinary share-basic	0.10	0.26	0.55
Net income per participating unvested share-basic	0.10	0.26	0.55
Net income per Series A share-basic	0.02	NA	NA
Net income per Series B share-basic	0.03	NA	NA
Net income per Series C share-basic	0.12	NA	NA
Net income per Class A and Class B ordinary share-diluted	0.09	0.25	0.52

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

21.	NET INCOME PER SHARE - continued

(i)	The net income attributable to Qihoo 360 Technology Co. Ltd. was allocated among Class A and Class B ordinary shares (see Note 19), preferred shares (See Note 20) and certain nonvested shares (see Note 22) pro rata on the basis of their right to participate in dividends.

(ii)	The calculation of the weighted average number of Class A and Class B ordinary shares for the purpose of diluted net income per share has considered the effect of certain potentially dilutive securities. For the year ended December 31, 2011, the incremental weighted average number of 19,578,504 and 4,345,724 ordinary shares from the assumed conversion of Series A, B and C preferred shares, and the exercise of share options and nonvested shares using the treasure stock method, respectively, has been included in the dilutive securities. For the years ended December 31, 2012 and 2013, the incremental weighted average number of 7,180,369 and 12,560,169 ordinary shares from the assumed exercise of share options and nonvested shares using the treasury stock method, respectively, has been included in the dilutive securities.

For the year 2011, 2012 and 2013, 2,552,844, 4,990,513 and 533,054 share options were excluded as their effect was anti-dilutive, respectively.

For the year 2013, 2,578,779 ordinary shares resulting from the assumed conversions of Convertible Senior Notes were excluded from the calculation of diluted net income per share as their effect was anti-dilutive.

22.	SHARE-BASED COMPENSATION

Share options

On January 25, 2006, the Company adopted the 2006 Employee Share Option Plan (the "2006 Plan") for the granting of share options to employees and nonemployees to reward them for services to the Company and to provide incentives for future service. The share options expire ten years from the date of grant.

On April 1, 2011, the Company adopted the 2011 Employee Share Incentive Plan (the "2011 Plan") for the granting of share options and nonvested shares (see note 22) to employees and nonemployees to reward them for services to the Company and to provide incentives for future service. The share options expire ten years from the date of grant.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

On January 15, 2013, April 15, 2013, July 15, 2013 and Oct 15, 2013, the Company granted 681,500, 406,000, 188,000 and 145,500 share options to employees at an exercise price of $21.09, $20.11, $35.27 and $55.38 per share, respectively.

Option to nonemployees

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

On January 15, 2013, January 16, 2013, the Company granted 20,000 and 80,000 share options to nonemployees for consulting and investment advisory services of four years at an exercise price of $21.09 and $12.94 per share, respectively.

Option exercise

The option shall be exercisable by giving notice in writing to the Company stating that the option is exercised and the number of shares in respect of which it is exercised. Any such notice must be accompanied by a remittance for the full amount of the exercise price for the shares in respect of which the notice is given.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

22.	SHARE-BASED COMPENSATION - continued

Share options - continued

Vesting of options

Under the 2006 Plan, the option will vest when the service conditions are met. In addition, according with the 2006 Plan, one of the exit events, described in "Termination of Option" below, shall happen. In accordance with the vesting schedules set out in the 2006 Plan, unless otherwise determined by the CEO of the Company, 1/4 of the options granted will be vested on each anniversary from the date of grant subject to the occurrence of one of the exit events.

Under the 2011 Plan, the Plan administrator (compensation committee) has the authority to determine the schedule for vesting. The vast majority of share options granted under the 2011 Plan shall vest (i) 20 per cent of the aggregate number of options 12 months after the start of vesting period; (ii) 20 per cent of the aggregate number of options 24 months after the start of vesting period; (iii) 30 per cent of the aggregate number of options 36 months after the start of vesting period; and (iv) 30 per cent of the aggregate number of options 48 months after the start of vesting period.

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

Under the 2011 Plan, the Plan administrator (compensation committee) has the authority to terminate the option shall certain events happen.

The fair value of the options granted is estimated on the date of grant using the Black-Scholes or Binomial-Model option-pricing model with the following assumptions used.

	Year ended December 31,
	2012	2013

Risk-free interest rate	2.83% - 3.35%	3.40% - 4.02%
Expected life (years)	6.35	6.35
Volatility	46.98% - 74%	46.04% - 46.68%
Dividend yield	-	-

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

22.	SHARE-BASED COMPENSATION - continued

Share options - continued

(1)	Volatility

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

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

22.	SHARE-BASED COMPENSATION - continued

Share options - continued

The following table summarizes information regarding the share options granted:

		Fair value per		Intrinsic value
		ordinary share	Exercise price	per option
Grant date	Options granted	at the grant date	per option	at the grant date

January 1, 2010	110,000	$1.80	$2.20	-
July 1, 2010	5,039,000	$2.58	$2.80	-
January 1, 2011	3,786,200	$5.01	$5.20	-
February 14, 2011	700,000	$6.60	$5.20	$981
March 3, 2011	704,500	$7.21	$6.00	$849
July 1, 2011	2,689,200	$14.09	$12.94	$3,102
July 1, 2011	40,000	$14.09	$9.67	$177
October 1, 2011	375,000	$10.89	$10.89	-
January 20, 2012	1,834,500	$11.67	$10.67	$1,835
February 10, 2012	935,000	$11.17	$11.35	-
March 1, 2012	33,000	$14.00	$14.09	-
April 15, 2012	171,500	$14.52	$14.52	-
July 15, 2012	427,500	$10.95	$10.95	-
July 15, 2012	40,000	$10.95	$10.67	$11
October 15, 2012	771,500	$14.73	$14.67	$51
January 15, 2013	701,500	$20.55	$21.09	-
January 16, 2013	80,000	$20.33	$12.94	$591
April 15, 2013	406,000	$19.92	$20.11	-
July 15, 2013	188,000	$36.85	$35.27	$298
October 15, 2013	145,500	$57.03	$55.38	$240

Total	19,177,900

The following table summarizes the option activity for the year ended December 31, 2013:

		Weighted average
		exercise price
	Number of options	per option

Outstanding at December 31, 2012	15,148,014	7.2
Granted	1,521,000	25.4
Exercised	(3,982,385)	4.8
Expired	(37,076)	11.6
Forfeited	(1,167,040)	11.3

Outstanding at December 31, 2013	11,482,513	$10.0

Vested and exercisable at December 31, 2013	3,840,705	$5.5

Vested and expect to vest at December 31, 2013	17,152,097	$8.3

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

22.	SHARE-BASED COMPENSATION - continued

Share options - continued

The following table summarizes information with respect to share options outstanding as of December 31, 2013:

	Options outstanding				Options exercisable
		Weighted		Aggregate			Aggregate
		average		intrinsic			intrinsic
		remaining	Exercise	value as of		Exercise	value as of
	Number	contractual	price	December 31,	Number	price per	December 31,
	outstanding	term	per option	2013	exercisable	option	2013

June 30, 2009	367,337	5.5 years	$1.50	$19,542	371,710	$1.50	$19,775
January 1, 2010	50,854	6.0 years	$2.20	2,670	33,354	$2.20	1,751
July 1, 2010	1,974,966	6.5 years	$2.80	102,501	1,596,466	$2.80	82,857
January 1, 2011	2,422,833	7.0 years	$5.20	119,930	795,683	$5.20	39,386
February 14, 2011	421,000	7.1 years	$5.20	20,840	71,000	$5.20	3,515
March 3, 2011	277,659	7.2 years	$6.00	13,522	80,409	$6.00	3,916
July 1, 2011	1,434,439	7.5 years	$12.94	59,902	408,556	$12.94	17,061
July 1, 2011	40,000	7.5 years	$9.67	1,801	16,000	$9.67	721
October 1, 2011	160,440	7.7 years	$10.89	7,028	50,440	$10.89	2,210
January 20,2012	1,007,053	8.0 years	$10.67	44,344	98,653	$10.67	4,344
February 10, 2012	698,002	8.1 years	$11.35	30,261	122,003	$11.35	5,289
March 1, 2012	26,400	8.2 years	$14.09	1,072	-	$14.09	-
April 15, 2012	110,057	8.3 years	$14.52	4,422	14,057	$14.52	565
July 15, 2012	315,219	8.5 years	$10.95	13,790	49,220	$10.95	2,153
July 15, 2012	40,000	8.5 years	$10.67	1,761	8,000	$10.67	352
October 15, 2012	665,754	8.8 years	$14.67	26,652	125,154	$14.67	5,010
January 15, 2013	693,500	9.0 years	$21.09	23,311	-	$21.09	-
January 16, 2013	80,000	9.0 years	$12.94	3,341	-	$12.94	-
April 15, 2013	366,000	9.3 years	$20.11	12,659	-	$20.11	-
July 15, 2013	186,000	9.5 years	$35.27	3,615	-	$35.27	-
October 15, 2013	145,000	9.8 years	$55.38	-	-	$55.38	-

Total	11,482,513			$512,964	3,840,705		$188,905

The weighted-average grant-date fair value per option granted for the years ended December 31, 2011, 2012 and 2013 was $4.36, $6.77 and $13.19, respectively.

The total intrinsic value of options exercised for the years ended December 31, 2011, 2012 and 2013 was $311, $19,486 and $138,364, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

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

The Group recognized $34,504, $26,997 and $21,921 share-based compensation expense for the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, there was $33,509 unrecognized share-based compensation expense relating to share options. The expense is expected to be recognized over a weighted-average remaining vesting period of 1.53 years.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

In February 2011, Young Vision transferred 11,826,000 and 5,550,654 ordinary shares in the equity incentive pool to Sino Honor Limited ("Sino Honor") and Strengthen Goal Limited ("Strengthen Goal"), which are also companies owned by the Company's director and employee, respectively.

The nonvested shares granted or vested in accordance with the 2006 Share Plan will, be held by Young Vision, Sino Honor and Strengthen Goal, and all rights (including without limitation, the voting rights and the right to receive the share certificates) attached to such shares will be exercised by Young Vision, Sino Honor and Strengthen Goal at their sole and absolute discretion, except that the grantee shall have the right to all the monetary benefits deriving from the shares vested when the shares are disposed of in accordance with the 2006 Share Plan. Since the unvested nonvested shares are entitled to the same rights (including nonforfeitable dividend rights) and obligations as ordinary shares, these shares are considered participating securities.

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

Under the 2011 Plan, the nonvested shares granted shall vest based on service, or any other criteria selected by the Compensation Committee. If the grantee terminated his/her service ("Termination of Service") with the Group, the Group shall have the right to repurchase the unvested nonvested shares.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

22.	SHARE-BASED COMPENSATION - continued

Nonvested shares - continued

The following table summarizes information regarding the nonvested shares granted:

		Weighted average
		fair value per
	Number of	nonvested share
	nonvested shares	at the grant date(i)

Outstanding at January 1, 2011	11,133,594
Granted	3,255,976	$7.76
Vested	(5,824,709)	1.28
Forfeited	(380,610)	1.58

Outstanding at December 31, 2011	8,184,251
Granted	4,845,877	12.03
Vested	(3,136,471)	2.32
Forfeited	(1,121,419)	7.34

Outstanding at December 31, 2012	8,772,238	$8.38
Granted	5,148,971	32.02
Vested	(3,038,327)	23.55
Forfeited	(812,088)	13.92

Outstanding at December 31, 2013	10,070,794	$15.44

Vested and to be transferred to grantees at December 31, 2013	18,416,568

Vested and expect to vest at December 31, 2013	27,188,805

(i)	The fair value of the underlying ordinary shares is the same as the fair value of the nonvested shares when calculating the weighted average fair value per nonvested share at the grant date.

Included in the nonvested shares granted during 2013, there were 1,000,000 nonvested shares granted to the two co-founders of the Company to reward them for their outstanding performance in the past years. These nonvested shares vested immediately and the Company recognized $57,027 share based compensation expense as a result of such grant for the year ended December 31, 2013.

The fair value of the nonvested shares was determined by the closing sales price of the shares as quoted on the principal exchange or system. The total fair value of the nonvested shares vested for the years ended December 31, 2011, 2012 and 2013 was $7,671, $8,361 and $70,980, respectively.

The Group recognized $13,485, $23,608 and $99,166 share based compensation expense for the years ended December 31, 2011, 2012 and 2013 respectively.

As of December 31, 2013, total unrecognized compensation expense relating to the nonvested shares was $73,325. The expense is expected to be recognized over a weighted average period of 2.67 years using the graded vesting attribution method.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

23.	RELATED PARTY BALANCES AND TRANSACTIONS

The Group's related parties and the relationship with the Group are as follows:

Name of the related party	Relationship with the Group

Related party F	The Group's cost method investee
Related party G	Noncontrolling interest shareholder of one of the Group's subsidiaries
Related party H	The Group's equity method investee
Related party I	The Group's equity method investee
Related party J	The Group's equity method investee
Related party K	The Group's equity method investee
Related party L	The Group's equity method investee
Related party M	The Group's equity method investee
Related party N	Chairman and Chief Executive Officer of the Company
Related party O	Noncontrolling interest shareholder of one of the Group's subsidiaries

Details of related party balances and main transactions as of December 31, 2011, 2012 and 2013 are as follows:

(1)	Amount due from related parties

	December 31,
	2012	2013

Related party H (i)	$-	$1,542
Related party I (i)	$-	$496
Related party J (ii)	$-	$627
Related party L (iii)	$-	$206
	$-	$2,871

(i)	The balances represent additional capital injection to equity method investees. As of December 31, 2013, the payments were made but the legal process has not been completed.
(ii)	The balance mainly represents the receivable for the online marketing service provided to related party J.
(iii)	It represents the unsecured interest-free bridge loans provided to related party L.
(2)	Amount due to related parties

	December 31,
	2012	2013

Related party G (iii)	$148	$-
Related party K (i)	$-	$83
Related party J (ii)	$-	$431
Related party M (ii)	$-	$3

	$148	$517

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

(i)	It represents the additional capital injection to be paid to related party K.

(ii)	The balances represent the unpaid revenue sharing related to game operation.

(iii)	It represents the pre-operating expenses paid by related party G on behalf of one of the Group's subsidiary, which has been settled in February 2013. The Group deconsolidated this subsidiary in September 2013.

(3)	Main transactions with related parties

		For the year ended December 31,
Nature	Company name	2011	2012	2013

Marketing promotion received from	Related party F	$56	$-	$-
Online marketing promotion service fees received from	Related party J	$-	$-	$387
Revenue sharing related to game operation paid to	Related party J	$-	$-	$199
Revenue sharing related to game operation paid to	Related party M	$-	$-	$266
Purchase of shares from (i)	Related party N	$-	$-	$1,989
Disposal equity interest of a subsidiary (ii)	Related party O	$-	$4,207	$-

(i)	In July 2013, the Group acquired 51% equity interest of an overseas internet service company from three selling shareholders, one of which is related party N. The Company settled the consideration of $1,989 for 28.53% equity interest from related party N by issuance of 51,722 ordinary shares, equivalent to 34,481 ADSs, based upon the closing price of the Company's ADSs at the acquisition date. Please refer to note 3 (2) for detail of the transaction.

(ii)	On January 10, 2012, the Group entered into a termination agreement with related party U. Pursuant to the termination agreement, the Group agreed to dispose its 53.5% equity interest in one of its former subsidiaries to related party O.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

24.	COMMITMENTS AND CONTINGENCIES

(1)	Capital commitments

The Group's capital commitments relate primarily to commitments on building and land use rights for the new office in Chaoyang District, Beijing, China. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to $84 million as of December 31, 2013. The Group will fulfill the capital commitments in 2014.

(2)	Operating commitments

The Group has future rental commitments related to facilities and offices under non-cancelable operating lease agreements, advertising agreements and fees commitment related to obtain exclusive rights of operating games on the Group's platform.

Future minimum payments under those commitments as of December 31, 2013 were as follows:

2014	$8,712
2015	3,218
2016	1,591
2017	743
2018	702

$14,966

Rental expenses under operating leases for 2011, 2012 and 2013 were $4,261, $5,967 and $5,057, respectively.

(3)	Other commitments

The Group has future commitment relates to interest payable in connection with the issuance of Notes (see Note 17).

Assuming all debt was held to maturity, future maximum payments under those commitments as of December 31, 2013 were as follows:

2014	$15,000
2015	15,000
2016	15,000
2017	15,000
2018	10,583

$70,583

(4)	Contingencies

In October 2010, Tencent Technology (Shenzhen) Company Ltd. and Shenzhen Tencent Computer Systems Company Limited, or Tencent, brought an unfair competitive practices claim against the Group in the Chaoyang District People's Court of Beijing, alleging that the Group misled users with statements that Tencent's QQ instant messaging program invades users' privacy and seeking retraction of the statements and RMB4.0 million in damages. In September 2011, the court ruled that the Group's actions constituted unfair competition and awarded RMB0.4 million ($63,553) as damages to Tencent. In November 2010, the Group brought a defamation claim against Tencent in the Xicheng District People's Court of Beijing, alleging that Tencent made defamatory statements on its website against the Group and seeking retraction of the statements and RMB1.0 in nominal damages. In March 2012, the Group increased its sought damages to RMB 1.0 million ($0.2 million). This case is currently pending.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

24.	COMMITMENTS AND CONTINGENCIES - continued

(3)	Contingencies - continued

In June 2011, Tencent brought an unfair competitive practices claim against the Group in the Higher People's Court of Guangdong province, alleging that the Group's 360 QQ Bodyguard program interferes with users' proper usage of Tencent's QQ instant messaging program and seeking $19.8 million (RMB125.0 million) in damages, cessation of the unfair competitive practices and public apology. In April 2013, the first instance judgment was issued by the Higher People’s Court of Guangdong Province, which ruled in Tencent’s favor. The Group was ordered to pay Tencent a sum of $0.8 million (RMB 5 million) and accrued as liabilities as of December 31, 2013. The Group appealed in May 2013 and the court of second instance upheld the judgment of the court of first instance in February 2014.

In November 2011, the Group brought a claim for abuse of dominant market position against Tencent in the Higher's People's Court of Guangdong province, alleging that Tencent engaged in monopolistic activities such as restricting users of its QQ instant messaging program from using the Group's products and bundling its security programs with the QQ instant messaging program and seeking $23.8 million (RMB150.0 million) in damages, cessation of the monopolistic activities and public apology. This claim was rejected by the court in the first instance judgment. The Group subsequently submitted its appeal in April 2013 and the court of second instance heard the case in November 2013. This case is currently pending.

In April 2012, two affiliates of Baidu brought an unfair competitive practices and copyright infringement claim against the Group in the First Intermediate People's Court of Beijing, alleging that 360 Safe Guard modified the results page of Baidu's search engine that 360 Browser bundled Baidu personal start-up pages and the unauthorized use of Baidu's trademark and seeking RMB10 million in damages. In April of 2013, the first instance judgment was issued by the First Intermediate People’s Court of Beijing, which ruled in Baidu’s favor. The Group are ordered to pay Baidu a sum of RMB450,000 and have accrued this as liabilities as of December 31, 2013. The Group appealed in May 2013 and the court of second instance upheld the judgment of the court of first instance in December 2013.

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

In October 2012, two affiliates of Baidu brought an unfair competitive practices and copyright infringement claim against the Group in the First Intermediate People's Court of Beijing, alleging that the Group breached the Robots Exclusion Protocol to access Baidu's content without authorization and seeking RMB100.0 million in damages. The court heard the case in October 2013 and this case is currently pending.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

24.	COMMITMENTS AND CONTINGENCIES - continued

(3)	Contingencies - continued

In February 2013, the Group brought a defamation claim against Shanghai Jingwen Culture Communication Co., Ltd., or Shanghai Jingwen, in the Xuhui District People's Court of Shanghai, alleging that Shanghai Jingwen published and distributed a series of false articles and reports against the Group on its website and electronic newspapers by maliciously accusing the level of safety and security of its products. The Group sought retraction of the defamatory statements, an apology from Shanghai Jingwen and RMB50 million in damages. This case is currently pending.

In September 2013, the Group brought an unfair competitive practices claim against two affiliates of Sogou Inc., or Sogou, in the Second Intermediate People’s Court of Beijing, alleging that Sogou made defamatory statements on its public Weibo account and through online videos against the Group and seeking cessation of the unfair competitive practices, a retraction of the defamatory statements and RMB50.0 million in damages. This case is currently pending.

In October 2013, two affiliates of Sogou brought an unfair competitive practices claim against the Group in the Intermediate People’s Court of Xi’an, alleging that the Group used its software to change user default settings without their permission, including setting their default browser as 360 Safe Browser, which interfered with their use of Sogou’s browser. The claim sought cessation of the unfair competitive practices and RMB45.5 million in damages. This case is currently pending.

In October 2013, two affiliates of Sogou brought an unfair competitive practices claim against the Group in the Second Intermediate People’s Court of Beijing, alleging that the Group’s 360 Safe Guard issued blocking notifications for other types of software, which negatively impacted their ability to run their business. The claim sought cessation of the unfair competitive practices and RMB50.0 million in damages. This case is currently pending.

In November 2013, the Group brought an unfair competitive practices claim against two affiliates of Sogou in the Second Intermediate People’s Court of Beijing, alleging that Sogou made defamatory statements on its public Weibo account against the Group which caused severe reputational damage to the Group and seeking cessation of the unfair competitive practices, a retraction of the defamatory statements and RMB10.1 million in damages. This case is currently pending.

Other than the aforementioned lawsuits, the Group is also a party to several legal proceedings or claims in China that the Group believes are immaterial.

Based on information currently available, the Group cannot reasonably estimate the loss that is reasonably possible at this stage except for two of the above cases. Therefore, no accrual for contingency loss was recognized in the consolidated financial statements as of December 31, 2011 and 2012 and US$0.9 million was recognized in the consolidated financial statements as of December 31, 2013.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

25.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group measured its financial assets including cash equivalents, trading securities and available-for-sale investment at fair value on a recurring basis as of December 31, 2012 and 2013.

Cash equivalents included term deposits that can be withdrawn at any time and are stated at fair value. Trading securities included corporate equity securities that are traded publicly in the open market. The Group classified such financial assets as investments with Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Group did not have Level 2 investments as of December 31, 2012 and 2013.

The following table shows the fair value of the Group's financial assets and liabilities measured at recurring basis as of December 31, 2012 and 2013:

	As of December 31, 2012				As of December 31, 2013
	Fair Value Measurements at the Reporting Date Using				Fair Value Measurements at the Reporting Date Using
	Quoted prices in	Significant			Quoted prices in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	instruments	inputs	inputs	Total	instruments	inputs	inputs	Total
	(level 1)	(level 2)	(level 3)	balance	(level 1)	(level 2)	(level 3)	balance

Cash equivalents-term deposits	$153,805	$-	$-	$153,805	$683,994	$-	$-	$683,994
Trading securities	179	-	-	179	253	-	-	253

Total	$153,984	$-	$-	$153,984	$684,247	$-	$-	$684,247

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

25.	FAIR VALUE MEASUREMENTS - continued

Measured on nonrecurring basis

The Group measured the fair value of the purchased intangible assets using the "cost," "income approach-excess earnings" and "with & without" valuation method.

Long-term investments, goodwill and other intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized.

The Group measured the fair value of long term investments and acquired intangible assets using income approach-discounted cash flow method based on which to recognize the impairment loss in 2013. These assets are considered as Level 3 assets because the Group used unobservable inputs to determine their fair values (see note 9 (iii) and (iv) for long term investments and note 12 for acquired intangible assets).

26.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group's chief operating decision maker has been identified as the Chief Executive Officer ("CEO"), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has one operating segment. The Group's revenue and net income are substantially derived from internet service which mainly includes online advertising and internet value-added services. The table below is only presented at the revenue level with no allocations of direct or indirect costs. The Group mainly operates in the PRC and majority of the Group's long-lived assets are located and services are provided in the PRC.

Components of revenues are presented in the following table:

	For the year ended December 31,
	2011	2012	2013

Internet services
Online advertising	$123,048	$221,488	$417,133
Internet value-added services	43,567	103,316	252,684
Other services	346	4,078	1,271
Sales of third party anti-virus software	890	150	-

Total	$167,851	$329,032	$671,088

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

27.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the mainland China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were $7,017, $18,125 and $31,441 for the years ended December 31, 2011, 2012 and 2013, respectively.

PRC legal restrictions permit payments of dividends by the Group's PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC entities must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. These reserve funds include the (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other two funds are at the Group's discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. The Group has made appropriation to these statutory reserve funds of $5,503, $10,408 and $12,074 for the years ended December 31, 2011, 2012 and 2013, respectively.

28.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group's PRC subsidiaries, VIEs and VIEs' subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income be set aside as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group's PRC subsidiaries, VIEs and VIEs' subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balance of restricted net assets was $156,762 and $261,895, of which $68,067 and $89,243 was attributed to the paid in capital and statutory reserves of the VIEs and VIEs' subsidiaries and $88,695, and $172,652 was attributed to the paid in capital and statutory reserves of the Company's PRC subsidiaries, as of December 31, 2012 and 2013, respectively. The PRC subsidiaries' accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs' revenues and accumulated profits may be transferred to Qizhi Software through contractual arrangements without the consent of a third party.

29.	SUBSEQUENT EVENTS

In January 2014, the Group entered into a Share Purchase Agreement with the third parties to acquire 100% equity interest of a game platform operating company with total consideration $67.4 million.

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$220,236	$695,515
Restricted cash	300	300
Trading securities	179	253
Prepaid expenses and other current assets	8,416	3,206
Amounts due from subsidiaries and VIEs	29,805	167,395
Deferred tax assets - current	195	306

Total current assets	259,131	866,975

Acquired intangible assets, net	3,923	2,449
Investments in subsidiaries and VIEs	219,380	449,893
Cost method investment	1,379	17,139
Other non-current assets	-	11,707
Deferred tax assets - noncurrent	440	383

TOTAL ASSETS	$484,253	$1,348,546

LIABILITIES
Current liabilities:
Accrued expenses and other current	2,470	6,760
Deferred revenue-current	730	1,150
Amounts due to subsidiaries and VIEs	1,316	2,306

Total current liabilities	4,516	10,216
Deferred revenue-noncurrent	1,641	1,437
Long-term debt	-	600,000

TOTAL LIABILITIES	$6,157	$611,653

EQUITY
Qihoo 360 Technology Co. Ltd. shareholders' equity
Class A ordinary shares ($0.001 par value; 378,000,000 and 378,000,000 shares authorized as of December 31, 2012 and 2013, respectively; 123,472,524 and 134,123,218 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	123	134
Class B ordinary shares ($0.001 par value; 122,000,000 and 122,000,000 shares authorized as of December 31, 2012 and 2013, respectively; 60,684,573 and 54,767,703 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	61	55
Treasury stock	-	(139)
Additional paid-in capital	420,662	568,675
Accumulated other comprehensive income	9,114	20,380
Retained earnings	48,136	147,788

Total shareholders' equity	478,096	736,893

TOTAL EQUITY	478,096	736,893

TOTAL LIABILITIES AND EQUITY	$484,253	$1,348,546

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2011	2012	2013

Cost of revenues	16	4	-

Operating expenses:
Selling and marketing	31,473	21,289	15,519
General and administrative	6,788	10,815	73,372
Product development	12,283	21,782	38,211

Total operating expenses	50,544	53,886	127,102

Loss from operations	(50,560)	(53,890)	(127,102)

Interest income	1,662	4,702	6,341
Interest expense	-	-	(5,551)
Other income	-	1,277	1,197
Exchange gain	6,514	412	5,100
Impairment loss on long-term investments	(666)	-	-
Change in unrealized holding (loss) gain of trading securities	(220)	(52)	75
Realized gain from sales of trading securities	-	-	252
Dividend income from a cost method investee	-	-	413

Loss before income tax expense and earnings from subsidiary and VIEs	(43,270)	(47,551)	(119,275)
Income in earnings of subsidiaries and VIEs	58,873	94,639	219,247

Income before income tax expense	15,603	47,088	99,972
Income tax expense	-	(342)	(320)

Net income attributable to Qihoo 360 Technology Co. Ltd.	15,603	46,746	99,652

Accretion of Series A convertible participating redeemable preferred shares	203	-	-
Accretion of Series B convertible participating redeemable preferred shares	313	-	-
Accretion of Series C convertible participating redeemable preferred shares	255	-	-

Net income attributable to ordinary shareholders of Qihoo 360 Technology Co. Ltd.	$14,832	$46,746	$99,652

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2011	2012	2013

Net income	$15,603	$46,746	$99,652

Other comprehensive income, net of tax: Foreign currency translation adjustments	3,246	2,851	11,266

Other comprehensive income	3,246	2,851	11,266

Comprehensive income	18,849	49,597	110,918
Add: Comprehensive loss attributable to noncontrolling interest	-	-	-

Comprehensive income attributable to Qihoo 360 Technology Co. Ltd.	$18,849	$49,597	$110,918

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

							Total
							Qihoo 360
					Accumulated	(Accumulated	Technology
				Additional	other	deficit)	Co. Ltd.
	Ordinary shares			paid-in	comprehensive	retained	shareholders'
	Shares	Amount	Treasury Stock	capital	income	earnings	equity

Balance as of January 1, 2011	71,560,740	$72	$-	$12,568	$3,017	$(13,442)	$2,215
Accretion of Series A convertible participating redeemable preferred shares	-	-	-	-	-	(203)	(203)
Accretion of Series B convertible participating redeemable preferred shares	-	-	-	-	-	(313)	(313)
Accretion of Series C convertible participating redeemable preferred shares	-	-	-	-	-	(255)	(255)
Issuance of ordinary shares in connection with share-based compensation arrangements	3,059,779	3	-	-	-	-	3
Share-based compensation	-	-	-	47,989	-	-	47,989
Issuance of ordinary shares in connection with exercise of options	31,172	-	-	48	-	-	48
Issuance of ordinary shares upon initial public offering ("IPO"), net of offering costs of $2,342	26,063,544	26	-	231,523	-	-	231,549
Conversion of participating redeemable preferred shares to ordinary shares	78,314,016	78	-	70,893	-	-	70,971
Net income	-	-	-	-	-	15,603	15,603
Foreign currency translation adjustments	-	-	-	-	3,246	-	3,246

Balance as of December 31, 2011	179,029,251	179	-	363,021	6,263	1,390	370,853
Issuance of ordinary shares in connection with share-based compensation arrangements	3,512,394	3	-	-	-	-	3
Share-based compensation	-	-	-	50,605	-	-	50,605
Issuance of ordinary shares in connection with exercise of options	1,615,452	2	-	6,963	-	-	6,965
Disposal of noncontrolling interest in subsidiaries	-	-	-	73	-	-	73
Net income	-	-	-	-	-	46,746	46,746
Foreign currency translation adjustments	-	-	-	-	2,851	-	2,851

Balance as of December 31, 2012	184,157,097	184	-	420,662	9,114	48,136	478,096
Issuance of ordinary shares in connection with share-based compensation arrangements	561,517	1	-	-	-	-	1
Share repurchase	(14,544)	-	(139)	-	-	-	(139)
Share-based compensation	-	-	-	121,087	-	-	121,087
Issuance of ordinary shares in connection with business acqusition	204,466	-	-	7,864	-	-	7,864
Issuance of ordinary shares in connection with exercise of options	3,982,385	4	-	19,067	-	-	19,071
Disposal of noncontrolling interest in subsidiaries	-	-	-	(5)	-	-	(5)
Net income	-	-	-	-	-	99,652	99,652
Foreign currency translation adjustments	-	-	-	-	11,266	-	11,266

Balance as of December 31, 2013	188,890,921	$189	$(139)	$568,675	$20,380	$147,788	$736,893

QIHOO 360 TECHNOLOGY CO. LTD.

DDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOW

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net income	15,603	46,746	99,652
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	47,989	50,605	121,087
Gain from investments in subsidiaries and VIEs	(58,873)	(94,639)	(219,247)
Depreciation and amortization	243	582	1,476
Unrealized holding loss(gain) on trading securities	220	52	(75)
Realized gain from sales of trading securities	-	-	(252)
Dividend income from a cost method investee	-	-	(413)
Loss from impairment of long-term investments	666	-	-
Prepaid expenses and other current assets	(352)	(2,307)	463
Deferred taxes	(457)	(178)	(53)
Other noncurrent assets	-	-	743
Accrued expenses and other current liabilities	92	149	5,488
Deferred revenue	1,671	700	215
Amount due from/to subsidiaries and VIEs	(20)	(21,816)	(128,738)

Net cash provided by (used in) operating activities	6,782	(20,106)	(119,654)

Cash flows from investing activities:
Restricted cash	-	(300)	-
Purchase of intangible assets	-	(1,500)	(1,500)
Purchase of trading securities	(451)	-	(510)
Capital contribution for cost method investments	(929)	(450)	(15,760)
Proceeds from sale of trading securities	-	-	762
Dividends received from a cost method investee	-	-	413
Investment in subsidiaries	(21,500)	(1,200)	-

Net cash used in investing activities	(22,880)	(3,450)	(16,595)

Cash flows from financing activities:
Proceeds from issuance of Convertible Senior Notes (net of issuance cost of $12,150)	-	-	587,850
Proceeds from exercise of share options	20	2,089	23,678
Proceeds from issuance of ordinary shares upon IPO	234,312	-	-
Payment of IPO costs	(2,339)	-	-
Payment for share repurchase	-	(139)	-

Net cash provided by financing activities	231,993	1,950	611,528

Net increase (decrease) in cash and cash equivalents	215,895	(21,606)	475,279
Cash and cash equivalents at beginning of year	25,947	241,842	220,236

Cash and cash equivalents at end of year	241,842	220,236	695,515

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES OF THE CONDENSED FINANCIAL STATEMENT

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the Company has used the equity method to account for investments in its subsidiaries and VIEs.

2.	INVESTMENTS IN SUBSIDIARIES AND VIEs

The Company and its subsidiaries and VIEs were included in the consolidated financial statements where the inter-company transactions and balances were eliminated upon consolidation. For purpose of the Company's stand-alone financial statements, its investments in subsidiaries and VIEs were reported using the equity method of accounting. The Company's share of income and losses from its subsidiaries and VIEs were reported as equity in earnings of subsidiaries and VIEs in the accompanying parent company financial statements.

