Form 20-F
period 2014-12-31
Qihoo 360 Technology Co Ltd
filed 2015-04-27
CIK 1508913

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to_________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

147,485,168 Class A ordinary shares and 45,931,163 Class B ordinary shares, par value $0.001 per share, as of December 31, 2014.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2046 to $1.00, the noon buying rate in effect on December 31, 2014 in New York City for cable transfers of Renminbi as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may materially adversely affect your investment.” On April 17, 2015, the noon buying rate was RMB6.1976 to $1.00.

We completed an initial public offering of 13,927,420 ADSs on April 4, 2011. On March 30, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “QIHU.” On September 5, 2013, we completed an offering of $600 million 2.50% convertible senior notes due 2018 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and non-U.S. persons in offshore transactions in compliance with Regulation S of the Securities Act. On August 6, 2014, we completed an offering of $450 million 0.50% convertible senior notes due 2020 and $450 million 1.75% convertible senior notes due 2021 to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statements of operations data for the years ended December 31, 2010 and 2011 and our consolidated balance sheets as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	($ in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Internet services	53,790	166,961	328,882	671,088	1,370,695
Others	3,875	890	150	—	19,965
Total revenues	57,665	167,851	329,032	671,088	1,390,660
Cost of revenues:
Internet services	5,566	18,680	32,762	87,838	297,645
Others	1,185	238	40	—	7,817
Total cost of revenues	6,751	18,918	32,802	87,838	305,462
Subsidy income	266	151	2,570	2,349	8,506
Operating expenses:
Selling and marketing	12,603	46,836	58,178	110,104	333,701
General and administrative	5,051	19,141	35,643	117,148	94,260
Product development (1)	24,505	64,962	156,269	255,248	406,250
Total operating expenses	42,159	130,939	250,090	482,500	834,211
Income from operations	9,021	18,145	48,710	103,099	259,493
Interest income	415	2,594	6,715	10,398	25,605
Interest expense	(98)	(53)	—	(5,572)	(25,518)
Other (expense) income	(60)	(3)	1,243	590	1,803
Exchange (loss) gain	(267)	6,294	49	5,105	(11,899)
(Loss) gain in connection with short-term investments	—	(220)	(52)	327	10,230
(Loss) gain in connection with long-term investments	—	(902)	2,464	11,216	26,780
Gain (loss) on disposal of subsidiaries	—	—	3,566	(1,144)	—
Income before income tax expense and loss from equity method investments	9,011	25,855	62,695	124,019	286,494
Income tax expense	(463)	(10,874)	(11,379)	(23,423)	(51,425)
Loss from equity method investments	(57)	(437)	(4,845)	(2,747)	(18,906)
Net income	8,491	14,544	46,471	97,849	216,163
Add: Net loss attributable to noncontrolling interest	17	1,059	275	1,803	6,605
Net income attributable to Qihoo 360 Technology Co. Ltd.	8,508	15,603	46,746	99,652	222,768

	Year Ended December 31,
	2010	2011	2012	2013	2014

Net income attributable to ordinary shareholders of Qihoo 360 Technology Co. Ltd.	5,465	14,832	46,746	99,652	222,768
Net income per ordinary share—basic	0.05	0.10	0.26	0.55	1.20
Net income per ordinary share—diluted	0.05	0.09	0.25	0.52	1.13
Weighted average shares used in calculating net income per ordinary share—basic	71,350,571	149,068,287	176,442,866	180,476,681	185,107,216
Weighted average shares used in calculating net income per ordinary share—diluted	71,350,571	172,992,515	183,623,235	193,036,850	197,491,372

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

	As of December 31,
	2010	2011	2012	2013	2014
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	60,505	343,731	380,664	1,013,465	1,645,234
Total assets	87,808	423,958	689,529	1,568,896	3,331,570
Total current liabilities	13,924	46,560	203,714	208,598	540,229
Total liabilities	14,886	52,466	211,266	814,818	2,189,302
Capital stock	72	179	184	189	193
Noncontrolling interest	507	639	167	17,185	113,670
Total equity	2,722	371,492	478,263	754,078	1,142,268

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

If we fail to continue to innovate and provide attractive products and services to attract and retain users, the effectiveness of our cloud-based security technology may be adversely affected and we may lose users and customers for our revenue generating services.

Our success depends on our ability to continue to provide attractive products and services that enable users to have a secure and high-quality PC and mobile Internet experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in product development to enhance our PC and mobile Internet security technology, improve our existing products and services, introduce additional high-quality products and services and enhance user experience. We may not be able to expand our user base if our products and services do not meet the needs of our users or are not effectively or timely brought to market. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, our user base may not increase at the expected rate, if at all, or even decrease. The effectiveness of our cloud-based security technology increases with the size of our user cloud. If we fail to innovate and provide attractive products and services to attract and retain users, the effectiveness of our cloud-based security technology may be adversely affected. Users may not choose to use our PC and mobile Internet security products and Internet value-added services if our technology is ineffective, and customers may no longer choose our platform to deliver online advertising if our user base does not grow. As PC and mobile Internet security technology continues to develop, our competitors may be able to offer PC and mobile Internet security products and services that are, or are perceived to be, substantially similar to or better than our own. This may force us to expend significant resources in order to remain competitive.

If we fail to keep up with rapid changes in technologies and mobile devices, our business may be adversely affected.

The PC and mobile Internet industry is characterized by rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in mobile devices resulting from technological development may also adversely affect our business. In 2009, we began to offer mobile security products and services in response to this market trend, and we currently have a full suite of mobile products, such as mobile app stores and mobile browsers supporting both iOS and Android based mobile devices.  In December 2014, the number of Chinese smartphone users of our key mobile security product, 360 Mobile Safe, reached 744 million and our Android-based app store, 360 Mobile Assistant, continued to hold the largest Android app distribution market share despite intense competition. However, if we are slow to develop new products and services for the latest mobile devices, or if the products and services we develop are not widely accepted and used by mobile device users, we may not be able to capture a significant share of this increasingly important market. In addition, the widespread adoption of new Internet, mobile, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

If we fail to leverage our user base to increase our revenues, our results of operations and growth prospects could be harmed.

We generate revenues primarily through online advertising and Internet value-added services, such as offering games on our platform and other Internet value-added services. The attractiveness of our online advertising and Internet value-added services largely depends on our ability to maintain and expand our user base, which in turn requires us to continuously invest significant resources in providing Internet and mobile security products and services that retain and attract users. We plan to continue to make significant investments in developing and offering PC and mobile Internet products and services across our PC and mobile platforms. However, we cannot assure you that our investments will maintain or expand our user base or that our user base will successfully drive our revenue growth. If we fail to leverage our user base to promote games or other Internet value-added services or to attract paying advertising customers, our business, results of operations and growth prospects could be seriously harmed.

We generate a substantial and fast-growing portion of our revenues from online advertising. If we fail to retain existing customers or attract new customers for our online advertising services, our business, results of operations and growth prospects could be seriously harmed.

In the three years ended December 31, 2012, 2013 and 2014, online advertising services accounted for 67.3%, 62.2% and 54.4% of our total revenues, respectively. We offer marketing opportunities to our customers by providing comprehensive online advertising solutions, such as sponsored links, on both our PC and mobile platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant. Our online advertising customers generally pay for such services on a pay-for-effectiveness basis. They may not continue to do business with us if their investments do not generate effective sales leads and ultimately revenues. If we fail to retain existing customers or attract new customers for our online advertising services, our business, results of operations and growth prospects could be seriously harmed.

Legal proceedings or allegations of impropriety against us or our management could have a material adverse impact on our reputation, results of operation, financial condition and liquidity.

From time to time, we have been, and may be in the future, subject to lawsuits or allegations brought by our competitors, individuals or other entities against us or our management, including claims of unfair, unethical, fraudulent or otherwise inappropriate business practices. Certain key members of our management team have also been in the past alleged to have committed wrongdoings in their current and/or prior business affiliations.  Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong doing by any key member of our management team could harm our reputation and user base and distract our management from day-to-day operations of our company. We are currently involved in several lawsuits in PRC courts where our competitors instituted proceedings or asserted counterclaims against us or we instituted proceedings or asserted counterclaims against our competitors relating to anti-trust issues, unfair competition and defamation. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.” We cannot assure you that we or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. In 2012, we did not record any contingent liabilities relating to pending litigation. In 2013 and 2014, we recorded $0.9 million and $0.9 million in contingent liabilities for two and two legal cases, respectively. However, when we record or revise our estimates of contingent liabilities in the future, our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against our competitors may not be successful or favorable to us. These litigations and allegations may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect the size of our user base and the number of our paying customers. In addition to the related costs, managing and defending litigation and related indemnity obligations can significantly divert our management’s and the board of directors’ attention from operating our business. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows, as well as the trading price of our ADSs.

We face significant competition and may suffer from a loss of users and customers as a result.

We face significant competition from Internet security product and service providers and PRC-based Internet companies. The competitive standing of an Internet security market player in China largely depends on the technological reputation of its brand, the size of its user base, its technological expertise, the effectiveness of its security software as well as its business model. We compete in the Internet security market with other companies providing anti-virus software, such as Cheetah Mobile Inc. and Beijing Rising Information Technology Co., Ltd. We also compete with PRC-based Internet companies that, like us, build Internet platforms to offer value-added services and online advertising services. Our primary competitor in this market is Tencent Holdings Limited, or Tencent, one of the largest Internet companies in China. In December 2014, Tencent’s QQ instant messaging software had an active user penetration rate in China of 90.9%, while our security products had an active user penetration rate in China of 90.5%, according to iResearch. Additionally, our primary competitors in the search market are Baidu Inc., or Baidu and Sogou Inc., or Sogou. See “Item 4. Information on the Company — B. Business Overview — Competition” for a description of our principal competitors in each of our product and services categories. Some of our competitors have significantly greater financial resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more intensely for users and customers, investing more heavily in research and development and making strategic acquisitions. If any of our competitors provides better Internet products and services than we do, our user base and user traffic could decline significantly. Any such decline could weaken our brand, result in losing users and customers and have a material adverse effect on our results of operations.

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

As two of the largest providers of client software in China, we and Tencent may from time to time compete for users. On November 3, 2010, Tencent issued a letter to users of Tencent QQ, Tencent’s popular instant message software, announcing its decision to disable the widely used Tencent QQ on computers that had installed our security products, effectively requiring users to either stop using Tencent QQ or uninstall our Internet security products. As a result, a significant number of users stopped using Tencent QQ, or our Internet security products, or both. Due to the large number of Internet users that were affected, this incident was extensively reported in the media and attracted government scrutiny. On November 21, 2010, the Ministry of Industry and Information Technology, or the MIIT, ordered that Tencent and we ended the dispute, apologized to affected users and ensure the compatibility of products concerned. We lost some users in the first several days of this dispute before our user base quickly returned to its prior level. Since then, the MIIT has increased its regulation of competition in the Internet industry, including “Certain Provisions on the Regulation of Internet Information Service,” effective March 2012, which prevents software companies that cause product incompatibility from competing in market.  However, our competitors may continue to make their products incompatible with ours or direct and/or induce their users to not use our products, which may reduce our market share, negatively affect our brand and reputation and materially and adversely affect our business, results of operations or financial condition.

If our expansion into new PC and mobile Internet businesses, as well as overseas and hardware markets is not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new PC and mobile Internet businesses from time to time by leveraging our expansive user base to generate additional revenue streams. We have expanded and may continue to expand into other markets, such as enterprise information security, smartphones and other smart hardware and overseas, through investment or strategic alliances with other market participants. Expansion into new businesses and new markets may present operational and marketing challenges that are different from those that we currently encounter. For each new business or market we enter into, we face competition from existing leading providers in that business or market. For example. to offer enterprise information security solutions, we need to adopt new technologies suitable to corporate information technology systems and manage corporate clients. Entering into overseas markets subjects us to new regulatory and competitive landscape, among other things. If we cannot successfully address the new challenges and compete effectively against the existing leading players in the new businesses or markets, we may not be able to develop a sufficiently large customer and user base, recover costs incurred for marketing new businesses or developing new markets, or make a profit from these businesses or markets, and our future results of operations and growth prospects may be materially and adversely affected.

We may not be able to manage our expanding operations effectively.

We have significantly expanded our operations in recent years. Since our inception in 2005, we have expanded our product offering into a comprehensive suite of PC and mobile Internet products and services and have rapidly established a leading position in the PRC Internet market. We expect this expansion to continue as we grow our user and customer base and explore new opportunities. To manage the further expansion of our business and growth of our operations and personnel, we need to continuously improve our operational and financial systems, procedures and controls, and expand, train, manage and maintain good relations with our growing employee base. In addition, we must maintain and expand our relationships with other Internet companies and other third parties. Our current and future personnel, systems, procedures and controls may not be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

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

We began enhancing marketing and brand promotion efforts in early 2010 and over the years have increased related spending. However, we cannot assure you that our marketing and brand promotion activities in the future will achieve the expected brand promotion effect. If we fail to maintain and further promote the “360” brand or our reputation, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected. In addition, historically there has been negative publicity about our company, our products and services and certain key members of our management team. From 2011 to 2012, Citron Research, Anonymous Analytics and certain other short-selling organizations and individuals have issued a series of reports which portrayed our business and financial position in a negative light.  Additionally, in recent years, certain of our competitors have also made accusations and negative remarks against us in the news media. Although we have vigorously rebutted the key points of these reports and remarks, they still generated significant negative publicity for our company. We cannot assure you that there will not be additional negative publicity of the similar nature in the future. Any such negative publicity, regardless of its veracity, could harm our brand image and reputation and in turn adversely affect our business, operating results and the trading price of our ADSs.

The success of our Internet value-added services depends on our ability to accommodate user demand and source suitable third-party products and services.

We have derived, and expect to continue to derive, a substantial portion of our revenues from our Internet value-added services, such as offering games developed by third parties. The success of our Internet value-added services depends on our ability to respond adequately and timely to accommodate our users’ demand for such value-added services and source suitable third-party products and services on reasonable terms. For example, 2014 saw a strong ramp-up in our mobile games and relative slow growth in our web games. However, given the rapid changes in the trends in the online game industry, we may not be able to continue to source, offer and monetize popular games. If we are unable to continue to offer a variety of suitable value-added services that attract users and generate revenues, our financial condition and operating results may be materially adversely affected.

Our dependence on a limited number of customers for a significant portion of our online advertising revenues may cause fluctuations or declines in our revenues.

We generate a significant portion of our online advertising revenues from a limited number of customers.  Revenues from our top five online advertising customers comprised 21.3%, 15.6% and 8.4% of our total revenues in 2012, 2013 and 2014, respectively. We enter into non-exclusive, short-term agreements with our online advertising customers, which are typically renewed on a quarterly or annual basis.  Although we continue to diversify our customer base, we anticipate that a limited number of customers will continue to generate a meaningful portion of our online advertising revenues for the foreseeable future. Consequently, any of the following events may materially and adversely impact our business, results of operations and growth prospects:

•	reduced, delayed or cancelled services required by our large online advertising customers;

•	one or more of our large online advertising customers’ failure to pay for our services; or

•	loss of one or more of our significant online advertising customers and any failure to identify and acquire additional or replacement customers.

If our PC and mobile Internet security products and services fail to detect malware or malicious websites or otherwise do not work properly, we may experience negative publicity, damage to our reputation, legal liability, declined revenues and increased expenses.

Our users rely on our PC and mobile Internet security products and services for safe access to the Internet via PCs or mobile devices. New malware and malicious websites are continuously being created and modified, and the detection technologies underlying our products and services may not detect all forms of malware or malicious websites that our users are exposed to. Additionally, our users may experience errors, failures, or bugs in our products that are undetected by our pre-launch testing, especially when our products and services are first introduced or when new updates are first released. Failure to detect malware or malicious websites or defects in our products may result in security breaches, disruption or damage to our users’ computers, mobile devices or networks and theft of confidential information or other negative consequences. Any such event may damage our brand reputation, decrease our user and customer base, require large research and development and marketing expenditures to remedy and may otherwise significantly affect our business and results of operations.

Furthermore, our PC and mobile Internet security products and services may falsely identify programs or websites as malicious or otherwise undesirable. Parties whose programs are incorrectly blocked by our products or services, or whose websites are incorrectly identified as unsafe or malicious, may seek redress against us for labeling them as malicious and interfering with their businesses. In addition, falsely identifying programs or websites as malicious may adversely affect our users’ confidence and trust in our products and decrease our user base.

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

We have a limited operating history under our current business model upon which you can evaluate the viability and sustainability of our business. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries such as the Internet security industry in China. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the PC and mobile Internet security market in China;

•	continue to offer new and innovative products and services to attract and retain a larger user base;

•	attract additional customers and increase spending per customer;

•	increase awareness of our brand and continue to enhance user and customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	manage risks and uncertainties associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business;

•	attract, retain and motivate qualified personnel; and

•	upgrade our technology and infrastructure to support increased traffic and expanded offerings of products and services.

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

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights and brands. We have registered our “Qihoo” and “Qihu” brands and our “360” logo with relevant government authorities in China, the United States, Japan, European Union, Singapore, Hong Kong and Macau and have pending applications for the “360” logo with relevant government authorities in India, Indonesia, Vietnam, Brazil, Turkey, Malaysia, Thailand and other sixty countries which are designated through the Madrid System, the international trademark system for registering and managing trademarks worldwide. Notwithstanding the above, most of our intellectual property rights and brands are subject to protection under PRC laws. The protection of intellectual property rights and brands in China may not be as effective as those in the United States or other countries. The steps we have taken may be inadequate to prevent the misappropriation of our technology or unauthorized use of our brands. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without compensating us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that are comparable to or better than ours, which could harm our business and competitive position. From time to time, we may have to enforce our intellectual property rights and brands through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

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

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. A more sophisticated Internet infrastructure may not be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage, especially in light of the growth in mobile Internet.

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

Our management, including our chief executive officer and chief financial officers, assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. Based on its assessment, our management concluded that, as of the end of our most recent fiscal year, December 31, 2014, our internal control over financial reporting was effective. However, our failure to discover and address any material weaknesses or control deficiencies in the future could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by Securities and Exchange Commission, or the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Starting in 2011, the Chinese affiliates of the ‘‘big four’’ accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission (“CSRC”).

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.  Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

To grow our business and remain competitive, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by Chinese Internet companies; and

•	economic, political and other conditions in China and internationally.

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

The global financial markets have experienced significant volatilities since 2008 and 2009. A variety of factors, including the European sovereign debt crisis and concerns about the viability of the European Union and the Euro, could cause further disruptions to the global economy. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Geopolitical tension in Eastern Europe and elsewhere may also add further uncertainty to global economy. In addition, China’s economy has experienced a slowdown since 2012 and is expected to have a lower growth rate in the coming years. Since we derive substantially all of our revenues from China, our business and prospects may be affected by a slowdown in the development of China’s Internet industry as a result of economic downturns.

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

The PRC government restricts foreign investment in Internet businesses. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations Relating to Our Business —Telecommunications Regulations.” Accordingly, we conduct our business activities in China through a series of contractual arrangements with two of our consolidated variable interest entities, or VIEs, namely Beijing Qihu Technology Company Limited, or Beijing Qihu, and Beijing Star World Technology Co., Ltd., or Beijing Star World. We also entered into similar contractual arrangements with twenty-three other VIEs that do not have significant business operations as of the date of this annual report. See “Item 4. Information on the Company — C. Organizational Structure.” These contractual arrangements enable us to (i) have power to direct the activities that most significantly affect the economic performance of Beijing Qihu and Beijing Star World and their subsidiaries, (ii) receive substantially all of the economic benefits from these VIEs and subsidiaries in consideration for the services provided by our wholly owned subsidiary in China and (iii) have an exclusive option to purchase all or part of the equity interests in these VIEs, when and to the extent permitted by PRC law or request any existing shareholder of the VIEs to transfer all or part of the equity interests in these VIEs to another PRC person or entity designated by us at any time in our discretion. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements Among Our Subsidiaries, Our VIEs and the Respective Shareholders of the VIEs.”

In the opinion of our PRC counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiaries and our VIEs, the contractual arrangements among us, our wholly owned subsidiaries, VIEs and their shareholders, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. For example, the Ministry of Commerce, or MOFCOM, published the draft of Foreign Investment Law, or Draft FIL, for public comments on January 19, 2015, which introduces the principle of “actual control” for determining whether a domestic company is considered a foreign invested enterprise and, therefore, be subject to the foreign investment restrictions or prohibitions set forth in the “catalogue of special administrative measures” to be issued later. Not only direct or indirect actual equity holding control but also actual control by agreements or other arrangements falls within the definition of “actual control” in such draft law. Under the Draft FIL, the VIEs that are controlled ultimately by foreign investors through contractual arrangement may not be allowed or may subject to the governmental approval in the industries set forth in the “catalogue of special administrative measures.” The Draft FIL has no immediate legal effect and it is unclear whether and how the legislative progress with proceed, however, if enacted as proposed, may also materially impact our corporate structure and increase our compliance costs.

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

Pursuant to the Contractual Arrangements, Qizhi Software or its designee has the exclusive right to purchase all or any part of the equity interests in VIEs from the respective shareholders. However, if such a transfer takes place, the equity transfer shall also be subject to the approvals from or filings with the MOFCOM, the MIIT, the Ministry of Culture, or the MOC, and/or their local competent branches and the equity transfer may be subject to PRC tax, which may result in substantial costs to us.

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

In addition, if any of our VIEs or all or part of its assets become subject to court injunctions or asset freezes or liens or rights of third-party creditors, we may be unable to continue some or all of our businesses, which could materially and adversely affect our business, financial condition and results of operations. If any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets and our ability to operate its business may be negatively affected. As a result of aforementioned risks and uncertainties, we may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their shareholders, and it may lose the ability to receive economic benefits from the VIEs. The occurrence of any of these events may hinder our ability to operate our Internet business, which could in turn materially harm our business and our ability to generate revenues and cause the market price of our ordinary shares to decline significantly.

Perfection of the pledges in our equity pledge agreements with our VIEs and their registered shareholders may be adversely affected due to failure to register these equity pledge agreements.

Under our equity pledge agreements with our VIEs and their registered shareholders, these registered shareholders have pledged all of their respective equity interests in the VIEs to us. The purpose of such pledges is to secure the performance of the VIEs’ obligations under the various VIE agreements, including the business operation agreements and technology development agreements. According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is not deemed to be validly created without registration with the relevant local administration for industry and commerce. Fourteen of our VIEs have completed the pledge registration. We are applying to register and update the equity pledges by the shareholders of our eleven other VIEs with the relevant offices of the administration for industry and commerce. Although under PRC laws and regulations, the administration for industry and commerce should register a pledge immediately upon receiving a complete application, the registration process could take longer in practice. If the equity pledges are not successfully registered, they would not be deemed as validly created security interests under the PRC Property Rights Law. If our VIEs breached their obligations under the agreements with us, there is a risk that we may not be able to successfully enforce the pledges if the equity pledge agreements have not been registered with the relevant administration for industry and commerce.

The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business.

The registered shareholders of our VIEs are also our shareholders, directors, officers or employees. For example, Mr. Hongyi Zhou, our chairman and chief executive officer, owned 16.2% of our outstanding ordinary shares and 39.4% of our voting interest as of December 31, 2014 and is one of the registered shareholders of Beijing 3G3W Science & Technology Co., Ltd., a consolidated variable interest entity. In addition, Mr. Xiangdong Qi, our director and president, owned 7.8% of our outstanding ordinary shares and 18.5% of voting interest as of December 31, 2014 and is one of the registered shareholders of Beijing Qihu, a consolidated variable interest entity. Conflicts of interest may arise between these shareholders’ duties to us and our VIEs. If such conflicts arise, these shareholders may not act in our best interests and such conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause our VIEs to breach or refuse to renew their existing contractual arrangements that allow us to exercise effective control over them and to receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our VIEs may encounter in their capacity as beneficial owners of the VIEs, on one hand, and as our shareholders, directors, officers or employees on the other hand. Under the laws of the Cayman Islands, the directors of a company owe certain fiduciary duties to the company, including a duty to act in what they believe in good faith to be in the best interests of the company and not to use their positions for personal gain. If certain shareholders of our VIEs do not comply with their fiduciary duties to us as our designated directors, or if we cannot resolve any conflicts of interest or disputes between us and such shareholders or any future beneficial owners of our VIEs, we would have to rely on legal proceedings to remedy the situation, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with our VIEs and their respective shareholders may be subject to scrutiny by the PRC tax authorities and we could be required to pay additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with VIEs are not arm’s length transactions. If this were to occur, the tax authorities could adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our VIEs, which could in turn increase their tax liabilities. The PRC tax authorities could also impose late payment fees and other penalties on our VIEs for under-paid taxes. In addition, any challenge by the PRC tax authorities may limit the ability of our VIEs to receive any preferential tax treatments and other financial incentives. Similar contractual arrangements have been used by many other overseas-listed China-based companies and, to our knowledge, none of these companies has been subject to any material penalties imposed by relevant PRC tax authorities. We have not received any penalties from relevant PRC tax authorities as a result of our contractual arrangements. However, we cannot assure you that penalties will not be imposed on us in the future and we are not able to assess with any degree of certainty the likelihood or remoteness of regulatory authorities implementing the relevant laws and regulations in a way that would materially and adversely affect our business and results of operations. Our consolidated net income may be materially and adversely affected if our VIEs’ tax liabilities increase or if our VIEs are found to be subject to late payment fees or other penalties.

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

In addition, we operate an online lottery business. Under the Tentative Administrative Measures on Internet Lottery Sale promulgated by the PRC Ministry of Finance, or the MOF, on September 26, 2010, a license is required for conducting online lottery business. Moreover, on January 18, 2012, the Implementation Rules of the Lottery Administration Regulations, or the Lottery Implementation Rules, were jointly issued by the MOF, the Civil Affairs Bureau and the State General Administration of Sport, became effective as of March 1, 2012 and explicitly stipulate that the welfare lotteries and sports lotteries sold without the MOF’s approval and the Lottery Issuing Authority’s and Lottery Sales Office’s commission may be categorized as illegal lotteries. Therefore, in addition to MOF’s approval, the Lottery Implementation Rules further request the lottery sales agency to obtain proper authorization from the Lottery Issuing Authority and the Lottery Sales Office to conduct lottery business. In December 2012, the Ministry of Finance issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013. These new measures expressly allowed Internet lottery sales, subject to obtaining relevant approvals or licenses.  As these measures and rules are newly released and there lack associated implementation rules, we have not applied and obtained such approval or license, which may subject us to administrative penalties, confiscation of illegal income and/or criminal sanctions. Our reputation may be harmed and our business may be adversely affected. In addition, on March 1, 2015, the MOF, the Civil Affairs Bureau and the State General Administration of Sport and other five authorities issued a joint administrative order to suspend all forms of online distribution of lottery tickets. We have therefore temporarily suspended our online lottery business since March 2015, pending further regulatory decision by relevant government authorities. Such regulatory policy changes, even temporary, may materially and adversely impact to our online lottery business.

If any of our games business activities is deemed to be in violation of law, we may have to cease or modify our game operations, which could have a material and adverse effect on our business and results of operations.

All games currently offered by our platform are licensed by, and operated with, third-party game developers. Although we have obtained licenses which we believe are sufficient for our game offerings, the MIIT or other competent government authorities may interpret existing or promulgate and implement new laws, regulations or policies that may require us to cease or modify our games business in order to avoid violation of any PRC laws or regulations. Any such modification to our games business may result in disruption of our business, diversion of management attention and the incurrence of substantial costs. See also “Item 4. Information on the Company— B. Business Overview — Regulations — Regulations Relating to Our Business — Games and Virtual Currency.” In addition, we have applied for and requested our game business partners to obtain and maintain all necessary licenses. However, we cannot assure you that we or all of our business partners have obtained or updated all necessary licenses, permits or registrations with relevant governmental authorities. If we or any of such business partners fails to do so, we may not continue to operate the affected games, which may adversely affect our business and results of operations.

Regulation and control of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information displayed on or linked to our websites.

The MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The MPS has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the MPS has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and business licenses may be revoked.

Although we attempt to monitor the content posted on our websites or transmitted through our services, we are not able to control or restrict the content generated or linked by the users to other Internet content providers, or ICPs. If the PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such information on our websites. If third-party websites linked to or accessible through our websites operate unlawful activities, PRC regulatory authorities may require us to report such unlawful activities to competent authorities and to remove the links to such websites, or they may suspend or shut down the operation of such websites. PRC regulatory authorities may also temporarily block access to certain websites for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we may be subject to penalties for violations of those regulations arising from information displayed on or linked to our websites, including a suspension or shutdown of our online operations.

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

Further to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, the Anti-monopoly Law of the PRC, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM, or the MOFCOM Security Review Rules, was issued in August 2011, which established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

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

In utilizing the proceeds we received from the 2011 initial public offering we completed in April 2011, offerings of convertible senior notes in 2013 and 2014 or in other future financing activities, as an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholder’s loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of total investments and registered capital in such subsidiaries, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be approved by the MOFCOM or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, to strengthen Circular 142, on November 9, 2011 SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142 and Circular 45 may significantly limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On March 3, 2015, the SAFE promulgated a Circular on Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or Circular 19, which shall become effective on June 1, 2015, superseding Circular 142. According to Circular 19, although it restates certain restrictions on use of investment capital in foreign currency by foreign invested company, it specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be allowed to use for equity investment in the PRC subject to certain reinvestment registration with local SAFE made by the invested company. However, since Circular 19 is newly issued, its interpretation and enforcement involve significant uncertainties.

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

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant fluctuation of the RMB against foreign currencies. On June 20, 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Since June 2010, the Renminbi has slowly appreciated against the U.S. dollar, although there have been periods recently when the U.S. dollar appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, Qizhi Software, Beijing Qihu, Tianjin Qisi Technology Co., Ltd., or Tianjin Qisi, and Qifei Xiangyi (Beijing) Software Co., Ltd., or Qifei Xiangyi, may pay dividends in foreign currency to us without pre-approval from SAFE. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. With the prior approval from SAFE, cash generated from the operations of our PRC subsidiary may be used to pay off debt they owe to entities outside China in a currency other than the Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

PRC regulations relating to the establishment of offshore special purpose vehicles, or SPVs, by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations, including the Circular on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular No. 37, effective on July 4, 2014, and its appendixes. Circular No. 37 requires that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular No. 37 as a “SPV.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.  In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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

Under Circular 7, PRC residents who participate in an employee stock option plan in an overseas publicly-listed company are required to register with SAFE or its local office and complete certain other procedures. A PRC agent, which could be the PRC subsidiary of such overseas publicly-listed company, is required to retain a financial institution with stock brokerage qualification at the listing place or a qualified institution relating to the exercise or sale of share options.  We and our PRC employees, directors and senior management who receive share options became subject to these regulations upon our initial public offering in the United States. Our 2006 Employee Share Option Scheme, 2006 Employee Share Vesting Scheme and 2011 Share Incentive Plan, or the 2011 Plan, have been filed with and approved by SAFE. However, if we or our PRC optionees fail to comply with these regulations or any of our future share incentive plans are not filed with or approved by SAFE, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

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

On December 10, 2009, the SAT issued Notice on Strengthening the Management of Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises (Guo Shui Han [2009] No. 698), or Circular 698, with retroactive effect from January 1, 2008, which was further explained by a notice issued by the SAT implemented as of March 28, 2011, pursuant to which a non-resident enterprise transfer of its equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or an Indirect Transfer, may subject the non-resident enterprise, as the seller, to PRC enterprise income tax, if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax. The tax authority will also disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%.

On February 3, 2015, the SAT issued Notice 7 to supersede the existing tax rules in relation to the Indirect Transfer, while the other provisions of Circular 698 remain in force. Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of real properties in China and the assets of an “establishment or place” situated in China, of a non-PRC resident enterprise through the offshore transfer of a foreign intermediate holding company. Notice 7 also interprets the term “transfer of the equity interest in a foreign intermediate holding company” widely. In addition, Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they are required to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

There is uncertainty as to the application of Circular 698 and Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 698 and Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Notice 7 or to establish that we should not be taxed under Circular 698 and Notice 7, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The PRC tax authorities have discretion under Circular 698 or Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the New EIT Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under Circular 698 or Notice 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Dividends we receive from our PRC subsidiaries, dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to PRC withholding taxes under PRC tax laws.

Under the New EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in China to its shareholders that are “non-resident enterprises” are subject to a 10% withholding tax starting from January 1, 2008, unless such shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a different arrangement. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between mainland China and Hong Kong Special Administrative Region in August 2006, dividends payable by a foreign invested enterprise, or FIE, in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a reduced withholding tax rate of 5% upon receiving approval from in-charge tax authority. In accordance with several notices issued by the SAT, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review and has the right to make adjustments to the applicable tax rates. Since it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, 10% withholding tax rate will apply to such dividends.

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

Pursuant to the New EIT Law, enterprises that previously enjoyed preferential treatments of low tax rates will be subject to the new enterprise income tax rate of 25% after a five-year transitional period. Moreover, tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiry of the prescribed period. One of our operating subsidiaries, Qizhi Software, and two of our VIEs, Beijing Qihu and Beijing Star World, receive preferential tax treatment in the PRC as “high and new technology enterprises.” Another two of our operating subsidiary, Tianjin Qisi and Qifei Xiangyi, receives preferential tax treatment in the PRC as “software enterprise.” Specifically, each of Qizhi Software, Beijing Qihu and Beijing Star World, was entitled to a reduced EIT rate of 15% for 2012, 2013 and 2014. Tianjin Qisi received its “software enterprise” status in March 2011 and was entitled to the preferential tax treatment of “two-year exemption plus three-year half rate” starting from 2012, being its first profit-making year for EIT purposes. Tianjin Qisi was entitled to a preferential tax rate of 12.5% for the year ended December 31, 2014. Qifei Xiangyi was recognized as Software Enterprise by relevant PRC government authorities on November 11, 2013 and entitled to the preferential tax treatment of “two-year exemption plus three-year half rate” commencing from its first profit-making year for EIT purposes. For the year ended December 31, 2013 and 2014, Qifei Xiangyi enjoyed the 2-year tax exemption.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008 and was amended in 2012. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Furthermore, the New  Labor Contract Law requires certain terminations to be based upon seniority and not the merits of employees. As a result, the New Labor Contract Law could increase our operating expenses and limit our ability to significantly change or decrease our workforce.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may be volatile; the trading price of our convertible senior notes could be significantly affected by the market price of the ADSs and other factors.

The market price of our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on March 30, 2011, the trading price of our ADSs have ranged from $13.71 to $124.42 per ADS, and the last reported trading price on April 24, 2015 was $62.62 per ADS.

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

On September 5, 2013, we completed an offering of $600 million of convertible senior notes due 2018, to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act. The convertible senior notes will mature on September 15, 2018. On August 6, 2014, we completed an offering of $450 million 0.50% convertible senior notes due 2020 and $450 million 1.75% convertible senior notes due 2021 to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act. The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and holders of the ADSs and may depress the price of the Class A ordinary shares or ADSs. In addition, any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of the Class A ordinary shares or ADSs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the current and anticipated value of our assets, including goodwill, and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

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

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering in April 2011 and convertible senior notes offering in September 2013 and in August 2014 will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Sales of our Class A ordinary shares in the public market and after the convertible senior note offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2014, we had 193,416,331 ordinary shares outstanding, including 147,485,168 Class A ordinary shares and 45,931,163 Class B ordinary shares. The majority of our ADSs are freely transferable without restriction or additional registration under the the Securities Act.

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

Our memorandum and articles of association contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may provide rights and preferences that holders of our ordinary shares or ADSs do not have.

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

We have a dual-class voting structure such that our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in April 2011. As of December 31, 2014, Global Village Associates Limited, or Global Village, a holder of our ordinary shares controlled by Mr. Hongyi Zhou, our chairman and chief executive officer, held 29,340,466 Class B ordinary shares. Young Vision Group Limited, or Young Vision, a holder of our ordinary shares controlled by Mr. Xiangdong Qi, our director and president, held 13,673,345 Class B ordinary shares. Sino Honor Limited, or Sino Honor, a holder of our ordinary shares controlled by Mr. Shu Cao, our chief engineer, held 337,230 Class B ordinary shares, and Sequoia Capital China I, L.P. and its affiliates, collectively Sequoia, held 2,269,461 Class B ordinary shares. As of December 31, 2014, we had a total of 147,485,168 Class A ordinary shares and 45,931,163 Class B ordinary shares issued and outstanding. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible to Class B ordinary shares under any circumstances. Upon any sale, pledge, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of shares, as of December 31, 2014, Mr. Hongyi Zhou, Mr. Xiangdong Qi, Mr. Shu Cao, Sequoia and certain of our executive officers and investors holding Class B ordinary shares collectively owned approximately 60.9% of the voting power of our issued and outstanding ordinary shares and have considerable influence over certain matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions and the fiduciary duties of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may encounter more difficulty in protecting their interests against actions taken by the management, the board of directors or the controlling shareholders of our company than they would as shareholders of a public company incorporated in the United States.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company, and we conduct substantially all of our operations in the PRC. Substantially all of our assets are located outside of the United States. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process upon us and our directors and officers in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

We were incorporated in the Cayman Islands as an exempted company with limited liability on June 9, 2005. On December 31, 2010, we changed our name from Qihoo Technology Company Limited to Qihoo 360 Technology Co. Ltd. We conduct our business operations in China through our wholly-owned subsidiaries and affiliated entities. We formed a wholly-owned subsidiary, Qizhi Software, one of our primary operating entities, in China in December 2005, and another wholly-owned subsidiary, Tianjin Qisi, another operating entity, in China in September 2011. In August 2012, we formed our third wholly-owned subsidiary in China, Qifei Xiangyi.

On March 30, 2011, we listed our ADSs on the New York Stock Exchange under the symbol “QIHU.” In April 2011, we completed our initial public offering of our ADSs. On September 5, 2013, we completed an offering of $600 million of 2.50% convertible senior notes due 2018. On August 6, 2014, we completed an offering of $450 million 0.50% convertible senior notes due 2020 and $450 million 1.75% convertible senior notes due 2021.

Our principal executive offices are located at 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China. Our telephone number is (+86-10) 5878-1000 and our fax number is (+86-10) 5682-2000. Our registered address in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

For information regarding our principal capital expenditures, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website address is www.360.cn. Our agent for service of process in the United States is Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401.

B.	Business Overview

Overview

We are a leading Internet company in China. In December 2014, we held leadership positions in a number of key PC and mobile Internet product categories:

•	We were the No. 1 PC Internet security product provider in China with 479 million monthly active users, representing a user penetration rate of 90.5%, according to iResearch.

•	We were the No. 1 mobile security product provider in China with over 744 million smartphone users.

•	We were the No. 1 PC browser provider in China in terms of time spent usage with 361 million monthly active users, representing a user penetration rate of 68.1%, according to iResearch.

•	We were the No. 1 Android mobile app store operator in China with over 600 million smartphone users.

Monthly active users refer to total number of unique users of or visitors to a given product/web service during a calendar month. User penetration refers to the number of monthly active users divided by the total monthly active Internet users in China for a given period of time. Other user metrics refer to accumulative user base. Unless otherwise specified, market rankings are based on iResearch data and user metrics are based on our internal operating data.

Recognizing security as a fundamental need of PC and mobile Internet users, we offer comprehensive high-quality Internet and mobile security products free of charge. As a result, we have amassed a large and loyal user base, which we monetize primarily through offering different forms of online marketing and Internet value-added services.

Our core Internet and mobile security products include:

•	360 Safe Guard and 360 Anti-virus, the No. 1 and No. 2 PC Internet security products in China, with 470 million and 390 million monthly active users in December 2014, respectively, according to iResearch; and

•	360 Mobile Safe, the No. 1 mobile security product in China, with over 744 million smartphone users in China as of December 2014.

On top of our core layer of Internet and mobile security product offerings, we have further developed various platform products to meet a full spectrum of security-related needs of Internet users and create trusted access points to the Internet. Our platform products include:

•	360 browsers, which together had 361 million monthly active PC users and a user penetration rate of 68.1% in China in December 2014, according to iResearch. We also offer 360 mobile browsers for smartphone users in China.

•	360 Personal Start-up Page and its subpages, the default homepage of 360 browsers and a key access point to popular Internet services and applications, which had 132 million average daily unique visitors and generated 685 million average daily clicks in the fourth quarter of 2014. We count a “click” when a user of our Personal Startup Page and its subpages clicks one of the links on those pages, which will normally lead the user to either an internal page, such as a subpage of Personal Startup Page, or to an external page on a third-party website. Not all clicks generate revenue for us, as (i) many clicks are on links that are not monetized and (ii) many clicks lead users to internal pages.

•	360 Search, a search engine using our proprietary search technology and the default search engine of our 360 browsers. It is also accessible at www.so.com, haosou.com and 360.com. We estimate that, 360 Search had a market share of approximately 30% in PRC search traffic in terms of search page views in December 2014. We also started to offer mobile search products in 2014.

•	360 Mobile Assistant, an Android app store for smartphone users to browse, search, download and install Android mobile apps and access other mobile contents. It is the most popular Android mobile app distribution platform in China in December 2014, according to iResearch.

Our products and services are supported by our cloud-based security technology, which we believe is one of the most advanced and robust technologies in the PC and mobile Internet security industry. Our cloud-based security technology enables us to continuously update and enhance our capabilities to detect PC and mobile Internet security threats on a real-time basis. By utilizing this cloud architecture, we believe we are able to offer superior performance through reduced usage of user computing resources, particularly in comparison to traditional PC and mobile Internet security products. As the effectiveness of our cloud-based security technology increases with the size of our user cloud, growth of our user base enhances our capabilities of detecting new PC and mobile Internet security threats, which in turn helps us to attract even more users.

Leveraging our large user base, we are developing open platforms on which third-party Internet product and service providers, such as game developers, e-commerce websites and software and application developers, offer their products and services. These open platforms allow us to effectively monetize our large user base through online advertising and revenue sharing arrangements with third parties. For example, our open platform for games enables our users to use their 360 accounts to access more than 1,600 games provided by over 1,300 developers. Our open platforms enable our users to securely access a wide variety of products and services, which in turn enhances their experience and loyalty and further grows our user base.

We have been able to leverage our large user base and our strong brand recognition to grow our paying customer base. We generate revenues primarily through offering the following services:

•	Online advertising. We offer marketing opportunities to our customers by providing comprehensive online advertising service solutions, such as sponsored links (advertising links), on our platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant.

•	Internet value-added services. We offer games developed by third parties to users and generate revenues through sharing of in-game item sales with game developers. We also serve as an agent for providing online distribution services and payment collections services.

•	Other services. We also offer enterprise information security products and related services, such as firewalls, gateways and Internet security monitoring systems, to enterprise customers. In addition, on an ad-hoc project basis, we offer IT outsourcing and systems integration services to enterprise customers. The contribution of other services to our revenues was insignificant in 2014.

We have grown significantly since we commenced operations in 2005. Our revenues increased from $329.0 million in 2012 to $671.1 million in 2013 and $1,390.7 million in 2014. Our net income increased from $46.7 million in 2012 to $99.7 million in 2013 and $222.8 million in 2014.

Products and Services

Core Security Products

Our core Internet security products are 360 Safe Guard, 360 Anti-Virus and 360 Mobile Safe.

360 Safe Guard is our flagship Internet security product and a one-stop solution for PC Internet security and system optimization. 360 Anti-Virus is an anti-virus application that uses multiple scan engines to protect our users’ computers against all kinds of malware, including traditional viruses, and may operate without Internet connection. These applications protect our users’ computers against Trojans, viruses, worms, adware and other forms of malware.

These two PC Internet security products collectively provide users with robust and efficient protection against virus, malware and malicious websites, protect users’ privacy by preventing unauthorized access to and control of their computer system and optimize overall computer performance by removing unnecessary processes and unused junk files, automatically detecting and fixing vulnerabilities in operating system and third-party applications, and providing other security and performance optimizing services.

In December 2014, according to iResearch, 360 Safe Guard ranked first among all PC Internet security products in China, with 470 million monthly active users and a user penetration rate of 88.8% in China, and 360 Anti-Virus ranked second only to 360 Safe Guard among all PC Internet security products in China and first among all anti-virus products in China, with 390 million monthly active users and a user penetration rate of 73.5% in China.

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

The effectiveness of cloud-based anti-malware depends primarily on the size of the user cloud and the amount of information that it provides. With nearly 500 million users reporting new and potential threats, our user community contributes to its own protection.

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

360 Mobile Safe. 360 Mobile Safe was launched in November 2009 and is a security program for the Google Android, Apple iOS and Windows Phone smartphone operating systems. It scans for malware using our cloud-based security technology, blocks spam text messages, filters incoming phone calls based on user-input blacklists and whitelists, optimizes phone performance and speed and encrypts data for privacy protection in the event that the phone is lost or stolen. As of December 2014, 360 Mobile Safe was used by over 744 million smartphone users in China.

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

Platform Products

360 Browsers.     Our 360 browsers, such as 360 Safe Browser and 360 Speed Browser, are based on dual-core technologies and provide our users with a fast and secure browsing experience. According to iResearch, in December 2014, 360 browsers had monthly active PC users of 361 million and a user penetration rate of 68.1% in China. We also offer 360 Mobile Browser for the iOS and Android operating systems.

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

We also offer 360 mobile browsers for the iOS and Android operating systems. Our 360 mobile browsers’ cloud-based web page rendering may reduce up to 90% of data traffic, which helps to optimize speed and user experience.  Using 360 accounts, users can seamlessly synchronize bookmarks and personal settings between the Android, iOS and PC platforms.

360 Personal Start-up Page.     Launched in 2009, 360 Personal Start-up Page serves as user’s start-up page aggregating popular and preferred web services and applications. As the default home page of our 360 browsers, 360 Personal Start-up Page allows users to access and utilize popular web applications from a convenient site. Eventually, it will also automatically customize the contents and design based on users’ preference and habit. In the fourth quarter of 2014, 360 Personal Start-up Page and its subpages had 132 million average daily unique visitors and generated 685 million average daily clicks. We count a “click” when a user of our Personal Startup Page and its subpages clicks one of the links on those pages, which will normally lead the user to either an internal page, such as a subpage of Personal Startup Page, or to an external page on a third-party website. Not all clicks generate revenue for us, as (i) many clicks are on links that are not monetized and (ii) many clicks lead users to internal pages.

360 Search. In August 2012, we launched 360 Search, a search engine using our proprietary search technology. It is the default search engine of our 360 browsers and is also accessible at www.so.com, haosou.com and 360.com. We estimate that 360 Search had a market share of approximately 30% in PRC PC search traffic in terms of search page views in December 2014. We launched our mobile search product in 2014 and continue to gain traction among users.

360 Mobile Assistant.     360 Mobile Assistant is an Android app store which allows users to browse, search and obtain various mobile applications for mobile devices, and through these applications access mobile Internet on a secure and user-friendly platform. It also allows users to conveniently obtain mobile contents, such as video, music, games and e-books. We have established strong relationships with app developers and content providers to provide a large quantity of mobile apps and other content on 360 Mobile Assistant. A substantial majority of 360 Mobile Assistant users use the Android operating system.

Online Advertising

We offer marketing opportunities to our customers by providing comprehensive online advertising service solutions, such as sponsored links, on both of our PC and mobile platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant. We charge fees to our customers based on the effectiveness of our comprehensive advertising services, which is typically measured by active users, clicks, transactions and other actions originated from our platform products.  PC and mobile online advertising are priced at different levels, primarily due to the material difference in (i) the formats of PC and mobile online advertising and (ii) the results from PC and mobile online advertising, in terms of traffic, users and/or business leads. However, the pricing of our advertising services is closely correlated with the effectiveness of our advertising links. Additionally, our fees are also affected by, among other factors, (i) the competitiveness of bidding for sponsored links and keywords by our customers, with more intensive bidding typically leading to higher pricing and (ii) the vertical industries that our customers operate in, which may result in different effectiveness and benefits of our online advertising services to our customers. Substantially all of our online advertising customers bid for advertising space on our products and services directly with us or through third-party advertising agencies as of the end of 2014. Please see “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Overview of Financial Results - Revenues - Online Advertising.”

Internet Value-added Services

Our Internet value-added services include offering games developed by third parties and other Internet value-added services to users.

We operate third-party developed games on our game platforms. We provide game players with a safe and convenient gaming environment.  Our game portfolio includes web games and mobile games. Users can access and play these games directly on our game platforms. We share revenues from game operations with game developers pursuant to the terms of our cooperation agreements.

We also provide online lottery purchase services and serve as an agent for providing online distribution services and payment collection services, such as payment collection for mobile charges, and distribution and payment collection of e-books, on behalf of third parties. We generally charge commission as a percentage of the gross proceeds or collection amount. We provide payment collection services mainly through third-party professional payment and settlement institutions. In March 2015, we temporarily suspended our online lottery purchase services, pending the resolution of a joint administrative order from PRC authorities to online distribution of lottery tickets.

Other Services

We also generate an insignificant amount of revenues from offering enterprise information security products and related services and other ad-hoc services, such as IT outsourcing and system integration services, to enterprise customers.

Our Technology

Cloud-based Security Technologies

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

Mobile Web Crawling Techniques enable our search engine to pick out web pages which adapt the mobile screen by analyzing the page layout of web sites and web pages. In addition, these techniques enable our search engine to automatically convert PC web pages to layouts suitable for mobile devices with faster page rendering and less data traffic consumption.

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

Deep Learning Techniques enable our search engine to search images with the input of images, rather than traditional text input, which provides the users a new and natural way of searching. The technology includes image tagging, automatic training, feature extraction, model building and image recognition.

In-app Search Techniques enable our search engine to identify structured data from a massive set of mobile apps, search inside apps, and present search results directly in the related apps.

Mapping Techniques enable our search engine to handle queries of POIs and routes, and make our search engine a platform for location-based services in both PC and mobile devices.

Qihoo Computational Advertising Technology

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

Anti-Spam Technology. Based on intelligent analysis of behaviors of common communication spam, including SMS spam and coldcall/robocall spam, we have built a cloud-based spam blacklist. 360 Mobile Safe utilize the blacklist to identify and block potential spam with high efficiency and low power consumption. The technology also allows mobile users to report new spam to our cloud on a real time basis, benefiting our entire user base immediately.

Encryption and Privacy Protection Technology. 360 Mobile Safe uses a high-strength cryptographic algorithm to encrypt user-specified private data, such as call logs, address books, images, video and audio clips and other files. Users can backup their data to our password-protected cloud storage services, and retrieve the data to any mobile device when needed. The technology also enables users to block unauthorized access to their private information, such as location, address book, SMSs and call details, by third party apps.

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

Product Development

To maintain and enhance our leadership position in the Internet industry, we will continue to invest in product development to enhance and increase our product offerings. Our primary product development goals are to develop new products and services in Internet security, cloud-related, search, mobile Internet, and smart hardware. We will also continue to strengthen our existing products and services and enhance user experiences.

As of December 31, 2014, our product development team consisted of 4,467 development and technical staff members, approximately 73.8% of whom held bachelor’s or more advanced degrees.

Our internally developed technologies include our cloud-based security system, cloud computing and storage systems, Qihoo search engine technology, QVM, 360 HIPS and other technologies. See “— Our Technology.”

Our product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets. Product development expenses represented 47.5%, 38.0% and 29.2% of total revenues for each of the three years ended December 31, 2012, 2013 and 2014, respectively.

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

While we believe that our network infrastructure and maintenance will likely prevent network interruption resulting from attacks by hackers, there remains a possibility that such attacks could result in delays or interruptions on our network. For a further discussion, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to effectively provide our products and services and protect the privacy of our users, which could damage our reputation and harm our operating results.”

Customers

Our customers primarily comprise companies using our online advertising services, most of whom put actionable placements on our platform products, such as our 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant.

Our typical online advertising customers are online and offline businesses that need Internet users and traffic to support their operations. We define online advertising customers as customers who (i) ultimately receive Internet users and traffic from our advertising services to drive their businesses, and (ii) pay us directly or indirectly, through advertising agencies, for such users and traffic that they receive from us.

In 2012, 2013 and 2014, we had 860, 50,000 and approximately 100,000 customers that used our online advertising services. Since the beginning of 2013, we have gradually expanded our internal sales team and worked with advertising agencies to reach out to and recruit potential search advertising customers, which contributed to the significant increase in the number of our online advertising customers. Our five largest customers accounted for approximately 21.3%, 15.6% and 8.4% of our total revenues for the three years ended December 31, 2012, 2013 and 2014, respectively.

In 2014, we started to offer enterprise information security products to enterprise customers, primarily comprising government agencies, research and education institutions, large state-owned enterprises and large private enterprises. In 2014, business was insignificant relative to our overall operations both in terms of revenue contribution and number of customers.

Game Developers

We operate third-party developed games on our game platform and generate revenues from selling in-game currencies online which are used by game players to purchase virtual items in these games.  We collect payments from game players in connection with the sale of in-game currencies and remit certain agreed-upon percentages of the proceeds to the game developers.

Revenues derived from our five largest game developers in aggregate accounted for approximately 15.4%, 9.7% and 13.3% of our total revenues for the three years ended December 31, 2012, 2013 and 2014, respectively.

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

Our largest supplier accounted for approximately 29.5%, 22.7% and 29.1% of our total purchases for the three years ended December 31, 2012, 2013 and 2014, respectively. Our five largest suppliers in aggregate accounted for approximately 56.2%, 58.2% and 66.4% of our total purchases for each of the three years ended December 31, 2012, 2013 and 2014, respectively.

Sales and Marketing

We have historically relied primarily on “word-of-mouth” from our large user base as a sales and marketing tool for our products and services. Trust and reliance our users is a key driver for the growth of our business, as potential new users hearing positive feedback from their friends and colleagues are more likely to try our products and services, which in turn enhances our “360” brand. Our public relations strategy has historically been focused on events related to our products and services, such as the launch of a new product or service, the update of existing products and services and awards and certifications we received for our products and services.

We have conducted advertising campaigns to reach a large number of potential users and customers. We also cooperate with other partners to promote our key mobile products. In addition, we have made significant sales and marketing efforts to promote our products through industry participants in distribution channels, such as increasing our cooperation with other software and hardware companies. While we will continue to control our sales and marketing expenses in the future by focusing on advertisements that we believe will provide significant benefits to our user base and brand recognition, we expect to continue to use external sales and marketing channels to promote our brand, products and services as we expand our operations.

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

As of December 31, 2014, we had 309 registered trademarks in China and 78 registered trademarks outside of China, and held registered copyrights to 421 software programs covering almost all of our products. As of December 31, 2014, we had 4,193 pending patent applications and had received 265 authorized patents from various governmental authorities.

We have registered the domain name “360.cn” with China Internet Network Information Center and “360.com” with the Internet Corporation for Assigned Names and Numbers. In addition, we have registered 444 domain names with various domain name registration services as of December 31, 2014.

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

According to iResearch, in December 2014, we had 509 million monthly active users of our PC-based products and services, representing a user penetration rate among all Chinese PC Internet users of 96.1% in China. Our key mobile security product – 360 Mobile Safe had 744 million smartphone users as of December 2014. We believe that our technological know-how, large user base and established reputation in the Internet security market provide us with significant competitive advantages.

We also compete with PRC-based Internet companies that build Internet platforms to offer similar value-added and online advertising services as we do. Our primary competitor in this market is Tencent, one of the largest Internet companies in China. In December 2014, Tencent’s QQ instant messaging software had an active user penetration rate in China of 90.9%, according to iResearch.

Additionally, in August 2012, we launched 360 Search, our proprietary search engine. Our primary competitors in the search market are Baidu and Sogou.

Regulations

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

Information Security and Content Control

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

In addition, the MPS promulgated measures on December 16, 1997 that prohibit the use of the Internet in ways which, among other things, result in a leakage of national secrets or the distribution of socially destabilizing content. On December 13, 2005, the MPS promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which require all ICPs to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Under those measures, the ICPs must regularly update information security and content control systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If the ICPs violate these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, the PRC State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking national secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

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

In addition, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that ICPs must not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. ICPs may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP may use User Personal Information only for the stated purposes under the ICPs’ scope of services. ICPs are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. Furthermore, on December 28, 2012, the Standing Committee of the National People’s Congress enacted the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that ICPs must expressly inform their users of the purpose, manner and scope of the ICPs’ collection and use of users’ personal information, publish the ICPs’ standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential users’ personal information that ICPs collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Furthermore, the MIIT promulgated the Provision on Personal Information Protection of Telecommunication and Internet Users in July 2013, which provides the definition of personal information and further specifies the principles and requirements of the collection and use of personal information by telecommunication and Internet service providers.

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

As a result of the current PRC laws, rules and regulations that impose substantial restrictions on foreign investment in the Internet and advertising businesses in China, we conduct this portion of our operations through a series of contractual arrangements among our PRC subsidiaries and our consolidated controlled entities. See “ Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements Among Our Subsidiaries, Our VIEs and the Respective Shareholders of the VIEs.”

Competent Authority Governing Advertisement Business:

The State Administration for Industry and Commerce, or the SAIC is responsible for regulating advertising activities in China. The principal regulations governing advertising in China, including online advertising, include:

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

Games and Virtual Currency

The Provisional Regulations for the Administration of Internet Culture promulgated in 2003 and as amended in 2004 and 2011 applies to entities engaging in activities related to “Internet cultural products,” including music and performance, online games, animation features, audiovisual products, performed plays and artwork converted for dissemination via the Internet. Such entities are required to apply for an Internet culture operating permit from the relevant local branches of the MOC for engaging in any of the following types of activities:

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

Trademark Law

In accordance with the PRC Trademark Law, the Trademark Office of the State Administration for Industry and Commerce is responsible for the registration and administration of trademarks in China. The State Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes.

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

On August 29, 2008, SAFE promulgated Circular 142, which regulates the purposes for which foreign-invested companies may convert foreign currency into RMB. The notice requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Violations of Circular 142 can result in severe penalties, including heavy fines. Furthermore to strengthen Circular 142, on November 9, 2011 the SAFE promulgated Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party.

The dividends paid by a subsidiary to its overseas shareholders are deemed income to the shareholders and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign currency, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. On March 3, 2015, the SAFE promulgated a Circular 19, which shall become effective on June 1, 2015, superseding Circular 142. According to Circular 19, although it restates certain restrictions on use of investment capital in foreign currency by foreign invested company, it specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be allowed to use for equity investment in the PRC subject to certain reinvestment registration with local SAFE made by the invested company. However, since Circular 19 is newly issued, its interpretation and enforcement involve significant uncertainties.

Dividend Distribution

The principal regulations governing distributions of dividends of foreign holding companies include the Foreign-invested Enterprise Law (1986), as amended in 2000, and its Administrative Rules.

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

Under the New EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor which is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between mainland China and Hong Kong Special Administrative Region in August 2006, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a reduced withholding tax rate of 5% upon receiving approval from in-charge tax authority. In accordance with several notices issued by the SAT, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review and has the right to make adjustments to the applicable tax rates.

Circular 37

Circular 37, issued by SAFE and effective in July 2014, regulates foreign exchange matters in relation to the use of SPVs by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular No. 37, prior to a PRC resident’s using its legally owned onshore or offshore assets or interests to finance an offshore company, or SPV, each PRC resident, whether a natural or legal person, must complete the “overseas investment foreign exchange registration” procedures with the relevant local SAFE branch. Failure to complete the registration would prevent the domestic subsidiaries of the SPV from receiving a renewal of the foreign exchange certificate of these subsidiaries, and may also subject a PRC resident to fines. In addition, an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that holds interests in the SPV upon (i) any change with respect to the basic information of the SPV, such as its name, term of operation or domestic individual resident shareholder, (ii) an increase or decrease in its capital, (ii) a transfer or swap of its shares, or (iii) a merger, division or other material event.

Upon completion of a round of financing by the SPV, the proceeds may be repatriated inside China. Profit or dividend may be credited to a foreign exchange current account or otherwise settled. Foreign exchange proceeds from a change in capital may, subject to the approval of the foreign exchange authority, be retained in a capital account opened for that purpose or otherwise settled. Any violation of Circular No. 37 constitutes an evasion of foreign exchange laws. Any PRC resident that violates Circular No. 37 may be subject to penalties and prevented from repatriating any funds received from financings inside China.

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

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, CSRC and SAFE, jointly issued the M&A Rules, which became effective on September 8, 2006, as amended in 2009. The M&A Rules require offshore SPVs controlled directly or indirectly by PRC companies or individuals and formed for the purpose of listing equity interests in PRC companies on overseas exchanges to obtain CSRC approval prior to such listing.

On September 21, 2006, the CSRC published procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require filing documents with the CSRC and take several months to complete. The application of this new PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the CSRC approval requirement.

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

Labor Laws

The principal labor laws and regulations in the PRC include the PRC Labor Law, the PRC New Labor Contract Law, the PRC Social Insurance Law, the Work-related Injury Insurance Regulations, the Interim Provisions on Registration of Social Insurance and the Interim Regulations on the Collection and Payment of Social Insurance Fees. Pursuant to the PRC Labor Law and the New Labor Contract Law, employers must enter into written labor contracts with full-time employees in order to establish an employment relationship.

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

Qihoo 360 Technology Co. Ltd (Cayman Islands)
100%
100%
100%
Qiji International Development Limited (Hong Kong)
360 International Development Co. Limited (Hong Kong)
Qifei International Development Co. Limited (Hong Kong)
100%
100%
Qifei Xiangyi (Beijing) Software Co., Ltd.
Tianjin Qisi Technology Co., Ltd.
Qizhi Software (Beijing) Co., Ltd.
Beijing Qihu Technology Co., Ltd. (PRC)
Beijing Star World Technology Co., Ltd. (PRC)

Contractual arrangements consisting of Equity Disposition Arrangements, Loan Agreements, Equity Pledge Agreements, Business Operation Agreements, Technology Development Agreements and Power of Attorney

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

Our principal executive offices are located at Building No. 2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China.  In August 2012, we entered into definitive agreements to purchase these new office premises with an area of approximately 69,205 square meters in Chaoyang District, Beijing, China for total cash consideration of RMB1.4 billion ($222.2 million). As of the date of this annual report, we have paid approximately $222.2 million of this consideration. At the end of 2014, approximately 69,205 square meters of these new office premises were in use. We also lease approximately 50,701 square meters of office space in Beijing and other cities in China.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “— G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information — D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We are a leading Internet company in China. As of December 2014, we held leadership positions in a number of key PC and mobile Internet product categories:

•	We were the No. 1 PC Internet security product provider in China with 479 million monthly active users, representing a user penetration rate of 90.5%, according to iResearch.

•	We were the No. 1 mobile security product provider in China with over 744 million smartphone users.

•	We were the No. 1 PC browser provider in China in terms of time spent usage with 361 million monthly active users, representing a user penetration rate of 68.1%, according to iResearch.

•	We were the No. 1 Android mobile app store operator in China with over 600 million smartphone users.

We offer the above PC and mobile Internet security products free of charge and generate revenues primarily through offering the following services:

•	Online advertising. We offer marketing opportunities to our customers by providing comprehensive online advertising service solutions, such as sponsored links, on both of our PC and mobile platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant. We generally offer online advertising services solutions to our customers on a pay-for-effectiveness basis.

•	Internet value-added services. We offer games developed by third parties to users and generate revenues through sharing of in-game item sales with game developers. We also offer online lottery purchase services and serve as an agent for providing online distribution services and payment collections services, and generally charge commission as a percentage of the gross proceeds or collection amount. In March 2015, we temporarily suspended our online lottery purchase services, pending the resolution of a joint administrative order from PRC authorities to online distribution of lottery tickets.

•	Other services. We also offer enterprise information security products and related services, such as firewalls, gateways and internet security monitoring system, to enterprise customers. In addition, on an ad-hoc project basis, we offer IT outsourcing and systems integration services to enterprise customers. The contribution of these services to our revenues is insignificant.

We have grown significantly since we commenced operations in 2005. Monthly active users of our PC-based products increased from 456 million in December 2012 to 475 million in December 2013 and 509 million in December 2014. Total smartphone users of our primary mobile security product, 360 Mobile Safe, increased from 207 million in December 2012 to 467 million in December 2013 and 744 million as of December 2014. Our revenues increased from $329.0 million in 2012 to $671.1 million in 2013 and $1,390.7 million in 2014. We first became profitable in 2009. Our net income increased from $46.7 million in 2012 to $99.7 million in 2013 and $222.8 million in 2014.

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

Pricing and revenue sharing

We charge fees to our customers based on the effectiveness of our comprehensive advertising services solutions, which is typically measured by active users, clicks, transactions and other actions originated from our platform products on both PC and mobile. PC and mobile online advertising are priced at different levels, primarily due to the material difference in (i) the formats of PC and mobile online advertising and (ii) the results from PC and mobile online advertising, in terms of traffic, users and/or business leads.  However, the pricing of our advertising service on both PC and mobile platforms is closely correlated with the effectiveness of our advertising links. Additionally, our fees are also affected by, among other factors, (i) the competitiveness of bidding for sponsored links and keywords by our customers, with more intensive bidding typically leading to higher pricing and (ii) the vertical industries that our customers operate in, which may result in different effectiveness and benefits of our online advertising services to our customers. Please see “- Overview of Financial Results - Revenues - Online Advertising.” Our ability to increase fee rates is limited by the competitive landscape and subject to acceptance by our customers.

Our online game businesses for both PC and mobile are based on revenue sharing arrangements with third-party developers. Therefore, our online revenues depend in part on our percentage share of the revenues generated operating those games on our platform.

Revenue mix

Our revenues and costs of revenues are affected by changes in our revenue mix. We generate revenues mainly through providing Internet services, including online advertising and Internet value-added services. Revenues from online advertising decreased from 67.3% in 2012 to 62.2% in 2013, and further to 54.4% in 2014, and revenues from Internet value-added services increased from 31.4% in 2012 to 37.7% in 2013, and further to 43.9% in 2014. As we continue to monetize our services, the business model of these services may evolve, resulting in changes in our revenue mix. At the same time, costs associated with each revenue stream may vary from time to time, causing fluctuations in gross margin and operating margin.

Product development

In order to attract and retain users, we have invested significant resources in developing new products and services in Internet security, cloud-related, search, mobile Internet, and smart hardware so as to develop and strengthen our products and services and enhance user experience. In 2012, 2013 and 2014, our product development expenses were $156.3 million, $255.2 million and $406.3 million, respectively, representing 47.5%, 38.0% and 29.2% of our revenues in the corresponding periods. We expect our product development expenses to continue to increase as we endeavor to develop attractive products and services that enable users to enjoy a more secure and a higher quality Internet experience.

Sales and Marketing

Our sales and marketing effort enables us to build our customer base, strengthen our brand, and distribute our products to end users through different channels. Historically, we have invested significant resources in sales and marketing to drive business growth, allowing us to compete effectively in the market. In 2012, 2013 and 2014, our sales and marketing expenses were $58.2 million, $110.1 million and $333.7 million, respectively, representing 17.7%, 16.4% and 24.0% of our revenues, respectively. We expect our sales and marketing expenses to continue to increase as we expand our customer base, strengthen our brand and reach an even larger number of users.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Revenues

The following table sets forth our revenues by source both in absolute amounts and as percentages of total revenues for the periods indicated:

	Year Ended December 31,
	2012	%	2013	%	2014	%
	($ in thousands, except percentages)
Revenues:
Internet services	328,882	100.0	671,088	100	1,370,695	98.6
Online advertising	221,488	67.3	417,133	62.2	756,431	54.4
Internet value-added services	103,316	31.4	252,684	37.7	611,187	44.0
Other services	4,078	1.3	1,271	0.1	3,077	0.2
Others	150	0.0	—	0.0	19,965	1.4
	329,032	100.0	671,088	100.0	1,390,660	100

Online Advertising

We generate online advertising revenues primarily through monetization of user traffic on our PC and mobile platform properties. We generally offer comprehensive online advertising service solutions to our customers on a pay-for-effectiveness basis.

There are increasing numbers of customers who request comprehensive advertising solutions that may include any combination of Personal Start-up Page advertisements, search advertisements and mobile advertisements. PC advertising adopts a cost per click, cost per page view or cost per transaction model, while mobile advertising adopts a cost per app downloaded or cost per app activated model. Because our comprehensive advertising solutions provide both brand-building and transaction-generating functions for our customers, we may charge these customers on a total package basis. We view search as an integrated part of our online advertising business, and as such in many cases it may not feasible to clearly separate search and non-search online advertising.

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

The interaction of these factors affects the performance and results of operations of our online advertising business. In summary, the increase in the effectiveness of our advertising services, along with the growth of our user base, has in turn increased our number of customers and the revenues we generate from each customer, and in turn the size of our total online advertising business.

Internet Value-added Services.   Our Internet value-added services include offering games developed by third parties and other Internet value-added services to users.

We operate third-party developed games on our game platform products, such as sub-pages of Personal Start-up Page and the app store of 360 Mobile Assistant. We provide game players a safe and convenient gaming environment.  Our game portfolio primarily includes web games and mobile games. Users can access and play these games directly on our platform products. We share revenues from game operations with game developers pursuant to the terms of our cooperation agreements.

A substantial majority of playing users on our game platform are casual players who play the games on a “free” basis. Typically, only a small percentage of playing users will purchase in-game virtual items in order to advance to higher stages. These users can make the purchase through their registered accounts on our game platforms. We refer to these accounts as the “paying accounts.” As such, total number of paying accounts is a key driver for our game revenue growth. In December 2014, monthly game paying accounts on our game open platforms was approximately 1.2 million, compared to over 700,000 in December 2013.

As of the end of 2014, there were over 1,600 games on our game platforms, compared to over 800 games at the end of 2013. A significant majority of the games on our game platform has shorter life cycles than traditional MMORPGs. As we significantly expand our game portfolio to include additional types of games, the average life cycles of our games may change accordingly. The life cycle measurement of games is less relevant to our game operations because different types of games may have significantly different life cycles and monetization patterns. A longer or shorter “active life” does not necessarily mean larger or smaller revenue contribution. Top games on our game platforms tend to change from period to period. A majority of the top ten games in 2014 were not among the top ten games in 2013. The top ten games contributed approximately 42.1% of total game revenues in 2014, compared with 33% in 2013. Our most popular game in 2014 was different from our most popular game in 2013. In 2014, the most popular game generated approximately 15% of our game revenues.

We also provide online lottery purchase services and serve as an agent for providing online distribution services and payment collection services, such as payment collection for mobile charges, and distribution and payment collection of e-books, on behalf of third parties. We generally charge commission as a percentage of the gross proceeds or collection amount. We provide payment collection services mainly through third-party professional payment and settlement institutions. In March 2015, we temporarily suspended our online lottery purchase services, pending the resolution of a joint administrative order from PRC authorities to online distribution of lottery tickets.

Other Services

We also generate an insignificant amount of revenues from offering enterprise information security products and related services and other ad-hoc services, such as IT outsourcing and system integration services to enterprise customers.

Cost of Revenues and Operating Expenses

The following table sets forth the cost of revenues and operating expenses, both in absolute amounts and as percentages of total revenues for the periods indicated:

	Year Ended December 31,
	2012	%	2013	%	2014	%
	($ in thousands, except percentages)
Revenues:	329,032	100.0	671,088	100.0	1,390,660	100.0
Cost of revenues:
Internet services	32,762	10.0	87,838	13.1	297,645	21.4

Others	40	0.0	—	0.0	7,817	0.5
Total cost of revenues	32,802	10.0	87,838	13.1	305,462	21.9
Operating expenses
Selling and marketing	58,178	17.7	110,104	16.4	333,701	24.0
General and administrative	35,643	10.8	117,148	17.4	94,260	6.8
Product development	156,269	47.5	255,248	38.0	406,250	29.2
Total operating expenses	250,090	76.0	482,500	71.8	834,211	60.0

Cost of Revenues

Cost of revenues mainly consists of cost of Internet services.

Cost of Internet services primarily consist of business tax, value-added tax and related surcharges, traffic acquisition costs, payment collection costs, salaries and benefits, costs of bandwidth and utilities, depreciation of equipment, cost of inventories and revenue sharing to third-party business partners. Our Internet services are subject to PRC business tax, value-added tax and related surcharges on our revenues. We expect our business tax, value-added tax and related surcharges will continue to increase in line with increases in our revenues. Payment collection costs in connection with Internet services represent the fees that we pay to providers of mobile payment and online banking services for processing payments from our users. Other costs incurred in connection with Internet services primarily comprise salaries and benefits for service operation personnel and authorization fees for the operation of third-party games.

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

Our product development expenses relate to the research, development and strengthening of our products and services in Internet security, cloud-related, search, mobile Internet, and smart hardware. Our product development expenses primarily consist of salaries and benefits, including share-based compensation expenses, of our product development personnel, costs of bandwidth and utilities, license and technical service fees, depreciation of equipment and amortization of acquired intangible assets. We expect product development expenses to continue to increase as we continue to develop and enhance products and develop technologies related to the Internet, such as browser and mobile Internet technologies.

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	($ in thousands)
Share-based compensation expenses included in:
Cost of revenues	4	—	—
Selling and marketing	21,260	15,389	15,571
General and administrative	8,365	69,101	16,891
Product development	20,976	36,597	62,594
Total	50,605	121,087	95,056

We expect to continue to grant share options and nonvested shares under our share incentive plans and incur further share-based compensation expenses in future periods.

Acquisitions and Investments

In December 2014, we entered into an agreement with Coolpad Group Limited, a leading smartphone manufacturer in China, to form a joint venture which will focus on designing, manufacturing, marketing and distributing smartphones and other mobile Internet devices. We acquired a 45% stake in the joint venture at a consideration of $409.05 million in cash. The transaction is expected to close in the second quarter of 2015.

In May 2014, we acquired a controlling equity interest in MediaV Holding Company Limited, a leading precision advertising platform for PRC and mobile Internet in China, for $134.3 million. MediaV’s cloud-based big data analysis services enable customers to deliver advertising to target audience precisely.

Other than the above, we made a total of $113.3 million and $582.6 million in investments and acquisitions in small to mid-sized companies whose businesses complement our business in 2013 and 2014, respectively.

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

Revenue Recognition

We generate revenues primarily through providing Internet services, consisting primarily of online advertising and Internet value-added services.

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

Online Advertising

We offer marketing opportunities to our customers by providing online advertising services, such as sponsored links (advertising links), on our platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant. We generally offer these advertising links to our customers on a pay-for-effectiveness basis, which primarily includes a cost over time period model and cost for performance model. We charge fees to our customers directly or indirectly determined based on the effectiveness of advertising services, which is typically measured by active users, clicks, transactions and other actions originated from our platform products. PC and mobile online advertising are priced at different levels, primarily due to the material difference in (i) the formats of PC and mobile online advertising and (ii) the results from PC and mobile online advertising, in terms of traffic, users and/or business leads. Additionally, our fees are also affected by, among other factors, (i) the competitiveness of bidding for sponsored services and keywords by our customers, with more intensive bidding typically leading to higher pricing and (ii) the vertical industries that our customers operate in, which may result in different effectiveness and benefits of our online advertising services to our customers. For advertising contracts that are charged on a cost over a time period basis, we recognize revenues ratably over the period the advertising is provided. For contracts that are charged on a cost for performance basis, the revenues are estimated by us based on our internal data, which is confirmed with the respective customers.

We occasionally engage in nonmonetary transactions to allow certain third parties to provide traffic on the non-monetization location of our platform products to show their brand or products in exchange for our brand promotion or more downloads of our platform or security products, and to allow certain third parties to bundle our platform or security products with third parties’ software products in exchange for more downloads of our platform or security products. We recognize revenues and expenses at fair value from a nonmonetary transaction only if the fair value of the services exchanged in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar services from customers unrelated to the counterparty in the nonmonetary transaction. No such transactions were recognized in 2012, 2013 and 2014.

Internet Value-added Services

Our Internet value-added services include offering games developed by third parties, and other Internet value-added services to our users.

Games. We provide game services and generate revenues from selling in-game currency, which will later be used by game players to purchase in-game virtual items. Our game portfolio includes mobile games and web games. All of the games are developed by third-party game developers and can be accessed and played by game players directly through our platform products. We primarily view the game developers to be our customers and consider our responsibility under our agreements with the game developers to be promotion of the game developers' games or assisting game developers to enhance game-playing experience. Sometimes, we get exclusive rights in a certain region, that is, other platforms cannot provide the game without our permission in that region.

We generally collect payments from game players in connection with the sale of in-game currencies and remit certain agreed-upon percentages of the proceeds to the game developers and records revenue net of remittances. Revenue from the sale of in-game currency is primarily recorded net of remittances to game developers and deferred until the estimated consumption date (i.e., the estimated date in-game currencies are consumed within the game if we only provide game promotion services, or the estimated date that virtual items are consumed if game enhancement service is also delivered). The in-game currencies are consumed typically within a short period of time after purchase which ranges from a few days to a few weeks depending on the game. Length of the consumption period is impacted by the portfolio mix of games and the monetization policy and marketing activity of each individual game as determined by game developers. The virtual items mainly consist of instant items and durable items. The life of instant items is less than one day, and the life of durable items is within months. An insignificant amount of revenue is recognized from durable items.

Purchases of in-game currency or virtual items are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game is insignificant. To date, we have never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game.

Other Internet value-added services. We provide online lottery purchase services and serve as an agent to offer online distribution services and payment collection services on behalf of our partners. We provide payment collection services, such as the collection of mobile charges and e-books purchase prices, mainly through third-party professional payment and settlement institutions. We generally charge commission as a percentage of the gross proceeds or collection amount, and the revenue is estimated by us based on our internal system, which is confirmed with our partners.

Other Services

We offer enterprise information security products and related services to customers, such as firewalls, gateways and internet security monitoring system. Most of our revenue arrangements with customers are the sale of hardware products, bundled with software that is essential to the functionality of the hardware. We recognize revenue for the sale of such hardware products after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. Product is considered delivered to the customers once it has been shipped and titled, risk of loss and rewards of ownership have been transferred.

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

We believe that the possibilities are remote that any oversight or regulatory bodies in China would question the enforceability of Qizhi Software’s contractual arrangements with the VIEs pursuant to the current PRC laws. The shareholders of the VIEs are also our shareholders and therefore have no current interest in acting contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their shareholdings in our Company, their interests may diverge from our interests, which may increase the risk that they would act contrary to the contractual arrangements, such as causing the VIEs to not pay service fees under the contractual arrangements when required to do so. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Corporate Structure – In order to comply with PRC laws and regulations limiting foreign ownership of Internet businesses, we conduct our Internet businesses through our consolidated affiliated entities in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected” and “- Risks Related to Our Corporate Structure – The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business.”

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

In 2014, we assessed the qualitative factors to determine it is not “more likely than not” that the fair value of each reporting unit is less than its respective carrying amount. We did not incur any impairment loss on goodwill for the years ended December 31, 2012, 2013 and 2014.

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

Our management performs impairment assessment on intangible assets with indefinite lives on December 31 of each year or when events or changes in circumstances indicate that the assets might be impaired. Our management used the discounted cash flow method to estimate the fair value of intangible assets with indefinite lives. During the years ended December 31, 2012, 2013 and 2014, we recognized $197,000, $841,000 and nil of impairment losses, respectively, on our intangible assets with indefinite lives.

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

We evaluate intangible assets with determinable useful lives for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We measure recoverability of long-lived assets to be held and used as part of a reporting unit by comparing the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If we believe the assets are impaired, the impairment will equal the amount by which the carrying value of the assets exceeds the fair value of the assets.

Our management estimated the fair value of the intangible assets with definite lives based on the discounted value of estimated future cash flows. The evaluation requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2012, 2013 and 2014, we recognized $1,151,000, $107,000 and nil of impairment losses, respectively, on our intangible assets with definite lives.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of these investee companies based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. Certain of our equity method investments experience a deteriorating financial position and performance and we do not expect them to generate any positive future cash flows. Accordingly, we accrued an impairment charge of $1.5 million, $4.1 million and $1.9 million in 2012, 2013 and 2014, respectively, on these equity method investments based on their fair value which would be minimal.

Cost Method Investments

For equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which we neither have significant influence nor control through investment in common stock or in-substance common stock, the cost method is used. Investments in limited partnerships over whose operating and financing policies we have virtually no influence and with investment less than five percent are accounted for using the cost method.

We review our cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of our cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. The Company estimated the fair value of these investee companies based on discounted cash flow approach. Factors we consider in making such a determination include the length of time that the fair value of the investment is below our carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company-specific information such as recent financing rounds. As a result of the assessment process for our cost method investments, we recognized impairment charge of $0.8 million, $0.9 million and $0.6 million in 2012, 2013, and 2014 respectively.

Available-for-sale Investments

Investments not classified as trading or as held-to-maturity are classified as available-for-sale investments. Available-for-sale investments which are intended to be realized in cash during the next 12 months are classified as short-term investments, and the others are classified as long-term investments. Available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income (loss) if the decline in fair value is considered temporary or in the consolidated statements of operations if the change in fair value is considered other than-temporary.

We continually review our available-for-sale investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below its carrying value, the financial condition, operating performance and the prospects of the equity investee. Upon assessment for our available-for-sale investments, we recognized no impairment charge in 2012, 2013, and 2014.

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

Based on information currently available, we can only reasonably estimate possible loss at this stage for two legal cases. As a result, $0.9 million was accrued for these two legal cases as of December 31, 2014. No accrual for contingency loss was made as of December 31, 2012 and $0.9 million was accrued for two legal cases as of December 31, 2013.

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

The fair values of our option awards were estimated on the date of grant using the Black-Scholes and binomial option pricing model using the following assumptions:

	2012	2013	2014
Weighted average risk-free interest rate	2.83% - 3.35%	3.40% - 4.02%	3.96% - 4.61%
Weighted average expected term (number of years)	6.35	6.35	5.85 - 6.35
Weighted average expected volatility	46.98% - 74.00%	46.04% - 46.68%	44.28% - 46.02%
Weighted average expected dividend yield	—	—	—

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S. dollar denominated bond issued by the Chinese government as of the valuation dates. The expected life of options represents the period of time the granted options are expected to be outstanding. The expected life is estimated based on a consideration of factors including contractual term, vesting period and empirical study on historical exercise behavior of employee share options. Our employees who received our stocks options are assumed to exhibit similar behavior. As we expected to grow our business with internally generated cash, we did not expect to pay dividends in the foreseeable future.

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

Taxation

Cayman Islands

We are incorporated in the Cayman Islands.  The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by us.

Hong Kong

Our wholly-owned subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5% for the year ended December 31, 2014. Under the Hong Kong tax laws, these subsidiaries are exempted from the Hong Kong income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Our wholly-owned subsidiary in Singapore is subject to the unified tax rate of 17% for the year ended December 31, 2014. There are no withholding taxes in Singapore on remittance of dividends.

Japan

Our majority-owned subsidiary in Japan is subject to the unified tax rate of 25.5% plus 2.55% surcharge in Japan for the year ended December 31, 2014. It also needs to pay fixed amount local income tax to the local tax authorities by monthly based on the employee headcount and capital amount. The normal withholding tax rate is 20% in Japan on remittance of dividends and could be reduced to 10% under the tax treaty between Hong Kong and Japan.

United States

Our wholly-owned subsidiary in U.S. is subject to the progressive tax rate from 15% to 39% for the federal income tax in the U.S. and 8.7% for the state income tax in Delaware for the year ended December 31, 2014. The normal withholding tax rate is 30% in the U.S. on remittance of dividends.

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

Pursuant to the New EIT Law, enterprises that previously enjoyed preferential treatments of low tax rates will be subject to the new enterprise income tax rate of 25% after a five-year transitional period. Moreover, tax exemption or reduction with fixed terms enjoyed by enterprises including us will continue until the expiration of the prescribed period. One of our operating subsidiaries, Qizhi Software, and two of our VIEs, Beijing Qihu and Beijing Star World, receive preferential tax treatment in the PRC as “high and new technology enterprises.” Another two of our operating subsidiary, Tianjin Qisi and Qifei Xiangyi, receives preferential tax treatment in the PRC as “software enterprise.” Specifically, each of Qizhi Software, Beijing Qihu and Beijing Star World, was entitled to a reduced EIT rate of 15% for 2012, 2013 and 2014. Tianjin Qisi received its “software enterprise” status in March 2011 and was entitled to the preferential tax treatment of “two-year exemption plus three-year half rate” starting from 2012, being its first profit-making year for EIT purposes. Tianjin Qisi was entitled to a preferential tax rate of 12.5% for the year ended December 31, 2014. Qifei Xiangyi was recognized as Software Enterprise by relevant PRC government authorities on November 11, 2013 and entitled to the preferential tax treatment of “two-year exemption plus three-year half rate” commencing from its first profit-making year for EIT purposes. For the year ended December 31, 2013 and 2014, Qifei Xiangyi enjoyed the two-year tax exemption.

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

Pursuant to the New EIT law and its implementation rules, dividends payable to foreign investors are subject to a 10% withholding tax. Pursuant to the grandfathering arrangement, dividends receivable from our PRC subsidiaries in respect of their undistributed profits prior to December 31, 2007 are exempt from withholding tax. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5% upon receiving approval from the relevant tax authority.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as percentages of total revenues, for the periods indicated.

	Year Ended December 31,
	2012	Percentage of Revenues	2013	Percentage of Revenues	2014	Percentage of Revenues
	($ in thousands, except percentages)

Revenues:
Internet services
Online advertising	221,488	67.3%	417,133	62.2%	756,431	54.4%
Internet value-added services	103,316	31.4%	252,684	37.7%	611,187	44.0%
Other services	4,078	1.3%	1,271	0.1%	3,077	0.2%
Total	328,882	100.0%	671,088	100%	1,370,695	98.6%
Others	150	0.0%	—	0.0%	19,965	1.4%
Total revenues	329,032	100.0%	671,088	100%	1,390,660	100%

Cost of revenues:
Internet services	32,762	10.0%	87,838	13.1%	297,645	21.4%
Others	40	0.0%	—	0.0%	7,817	0.5%
Total cost of revenues	32,802	10.0%	87,838	13.1%	305,462	21.9%

Subsidy income	2,570	0.8%	2,349	0.4%	8,506	0.6%
Operating expenses:
Selling and marketing	58,178	17.7%	110,104	16.4%	333,701	24.0%
General and administrative	35,643	10.8%	117,148	17.4%	94,260	6.8%
Product development	156,269	47.5%	255,248	38.0%	406,250	29.2%
Total operating expenses	250,090	76.0%	482,500	71.8%	834,211	60.0%

Income from operations	48,710	14.8%	103,099	15.4%	259,493	18.7%
Interest income	6,715	2.1%	10,398	1.5%	25,605	1.8%
Interest expense	—	0.0%	(5,572)	(0.7)%	(25,518)	(1.8)%
Other income	1,243	0.4%	590	0.1%	1,803	0.1%
Exchange gain (loss)	49	0.0%	5,105	0.8%	(11,899)	(0.9)%
(Loss) gain in connection with short-term investments	(52)	0.0%	327	0.0%	10,230	0.7%
Gain in connection with long-term investments	2,464	0.7%	11,216	1.6%	26,780	1.9%
Gain (loss) on disposal of subsidiaries	3,566	1.1%	(1,144)	(0.2)%	—	0.0%
Income before income tax expense and loss from equity method investments	62,695	19.1%	124,019	18.6%	286,494	20.6%
Income tax expense	(11,379)	(3.5)%	(23,423)	(3.5)%	(51,425)	(3.7)%
Loss from equity method investments	(4,845)	(1.5)%	(2,747)	(0.4)%	(18,906)	(1.4)%
Net income	46,471	14.1%	97,849	14.7%	216,163	15.5%
Add: Net loss attributable to noncontrolling interest	275	0.1%	1,803	0.3%	6,605	0.5%
Net income attributable to Qihoo 360 Technology Co. Ltd.	46,746	14.2%	99,652	15.0%	222,768	16.0%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues

Revenues increased by 107.2%, from $671.1 million in 2013 to $1,390.7 million in 2014, primarily as a result of strong performances in both online advertising and Internet value-added services, mainly driven by strong ramp-ups in search monetization and mobile monetization.

Revenues from online advertising increased by 81.3%, from $417.1 million in 2013 to $756.4 million in 2014. The solid growth was primarily driven by:

•	The continued growth of our traffic provides fundamental support to monetization. The more traffic and users’ activities there are on our platform products, such as Personal Startup Page and search engine, the more likelihood that users may click one of the advertising links on those platforms. Advertisers pay for traffic and users’ activities. In 2014, average daily clicks of our Personal Startup Page and its subpages increased by 20%, and total page views of 360 Search increased by 70%.

•	We have been continuously expanding our customer base, which drives our revenue growth. Our online advertising customers increased from approximately 50,000 in 2013 to 100,000 in 2014. The increase in our online advertising customers was mainly due to our effective sales and marketing efforts both through direct sales and agency networks.

•	We have been gradually improving the efficiency of our monetization back-end system. This improvement results in better matching between users’ intention and advertising placement. Better matching generally leads to better results in advertising customers’ business activities, which in turn should drive higher prices for our advertising service. On a combined basis, the total number of paid clicks increased by approximately 21.7%, average price per paid click increase by approximately 74.1% from 2013 to 2014. In addition, average revenue per paid customer decreased from approximately $8,000 to $7,500. The decrease in average revenue per advertising customer primarily reflected our successful selling effort to expand advertising customer base, which resulted in advertising customer growth significantly outpacing advertising revenue growth in 2014.

Revenues from Internet value-added services increased by 141.9%, from $252.7 million in 2013 to $611.2 million in 2014. The robust growth was mainly driven by a strong ramp-up in mobile games and incremental contribution from PC games. The total number of paying users on our game platform increased from 700,000 in 2013 to approximately 1,200,000 in 2014, and the number of games commercially running on our platform increased from 800 in 2013 to 1,600 in 2014.

Cost of Revenues

Our cost of revenues increased by 247.8%, from $87.8 million in 2013 to $305.5 million in 2014, primarily due to (i) an increase of $79.3 million in traffic acquisition costs related to the growth of our online advertising service revenue, (ii) an increase of $50.9 million in value-added tax and related surcharges in line with revenue growth, (iii) an increase of $39.2 million in payment collection costs for Internet services and revenue sharing to third-party partners in line with revenue growth, and (iv) an increase of $33.7 million in bandwidth costs, depreciation of equipment mainly related to the continued ramp-up in our search monetization. Our cost of revenues as a percentage of our total revenues increased from 13.1% in 2013 to 21.9% in 2014 primarily due to the increase in traffic acquisition costs related to the growth of our online advertising service, which do not fluctuate in line with changes in our total revenues.

Operating Expenses

Selling and Marketing Expenses. Selling and marketing expenses increased by 203.1%, from $110.1 million in 2013 to $333.7 million in 2014. This increase was primarily due to (i) an increase of $168.9 million in advertising and promotion expenses related to increased brand promotion activities and promotion of our security and platform products and (ii) an increase of $41.9 million in salaries and benefits as a result of increased headcount of sales and marketing personnel.

General and Administrative Expenses. General and administrative expenses decreased by 19.5%, from $117.1 million in 2013 to $94.3 million in 2014. This decrease was primarily due to an decrease of $52.2 million in share-based compensation associated with the vesting of restricted shares and share options granted to our key employees and senior management, which resulted from an one-off $57.0 million share-based compensation charge in relation to share incentive grants to our two co-founders in 2013, and partially offset by (i) an increase of $14.3 million in salaries and benefits for our general and administrative personnel as a result of increased headcount, (ii) an increase of $6.9 million in office related expenses as a result of expanding our operations and (iii) an increase of $2.6 million in professional fees incurred for legal proceedings and other administrative activities.

Product Development Expenses. Product development expenses increased by 59.2%, from $255.2 million in 2013 to $406.3 million in 2014. This increase was primarily due to (i) an increase of $69.2 million in the salaries and benefits for our product development personnel as we hired additional employees in 2014 to develop our platforms and products, (ii) an increase of $26.2 million in depreciation and amortization expenses from the acquisition of property, equipment and intangible assets for the expansion of our business to facilitate the development and strengthening of our technologies and products; (iii) an increase of $26.0 million in share-based compensation associated with the vesting of shares and share options granted to our key product development employees, (iv) an increase of $15.8 million in bandwidth costs, as we leased additional bandwidth to develop and innovate products and services and (v) an increase of $9.6 million in license and technical service expenses, as we used additional licenses for our operations.

Interest Expense.

Interest expenses increased by 358.0%, from $5.6 million in 2013 to $25.5 million in 2014, primarily due to the interest expense on our convertible senior notes issued in 2013 and 2014.

Income Tax Expense

Income tax expenses increased from $23.4 million in 2013 to $51.4 million in 2014, primarily due to an increase in taxable income for our subsidiaries and VIEs from 2013 to 2014. Our effective tax rate for the years ended December 31, 2014 was approximately 14%. Our effective tax rate for these two years was lower than the PRC statutory EIT rate of 25% primarily due to effect of income tax holidays and preferential tax rates enjoyed by certain of our PRC entities, which was partially offset by the tax benefit related to the net operating loss of our Cayman Islands holding company not being utilized.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Revenues increased by 104.0%, from $329.0 million in 2012 to $671.1 million in 2013, primarily as a result of strong performance in both online advertising and Internet value-added services, driven by strong user traffic growth and further penetration of performance based advertising on our platform products.

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

Cost of Revenues

Our cost of revenues as a percentage of our total revenues increased from 10.0% in 2012 to 13.1% in 2013 primarily due to the increase in bandwidth costs, depreciation of equipment and staff salaries and benefits as a result of the ramp-up in our search monetization, which contain fixed portions that would not fluctuate in line with changes in our total revenues.

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

General and Administrative Expenses. General and administrative expenses increased by 241.4%, from $34.3 million in 2012 to $117.1 million in 2013. This increase was primarily due to (i) an increase of $60.7 million in share-based compensation associated with the vesting of shares and share options granted to our key employees and senior management, which included a one-off $57.0 million share-based compensation charge in relation to share incentive grants to our two co-founders to reward them for our outstanding performance in the past several years, (ii) an increase of $7.1 million in salaries and benefits for our general and administrative personnel as a result of increased headcount, (iii) an increase of $8.4 million in professional fees incurred for legal proceedings and other administrative activities and (iv) an increase of $4.0 million in office related expenses as a result of expanding our operations.

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

Income Tax Expense

Our effective tax rate for the years ended December 31, 2012 and 2013 was approximately 10%. Our effective tax rate for these two years was lower than the PRC statutory EIT rate of 25% primarily due to effect of income tax holidays and preferential tax rates enjoyed by certain of our PRC entities, which was partially offset by the tax benefit related to the net operating loss of our Cayman Islands holding company not being utilized. Our income tax expenses increased from $11.4 million in 2012 to $23.4 million in 2013, primarily due to an increase in taxable income for our subsidiaries and VIEs from 2012 to 2013.

B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and proceeds from our initial public offering and the concurrent private placement in April 2011. As of December 31, 2014, we had outstanding debt of $1,635.0 million in the form of convertible senior notes. Our cash and cash equivalents primarily consist of cash on hand and term deposits. We believe the cash we received from the initial public offering and concurrent private placement in April 2011 and our convertible senior notes offering in September 2013 and August 2014 and the anticipated cash flow from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. If we have additional liquidity needs in the future, we may obtain additional financing, including credit facility and equity offering or debt financing in capital markets, to meet such needs.

We are a holding company and conduct our operations primarily through our subsidiaries and VIEs in China. For the years ended December 31, 2012, 2013 and 2014, our VIEs in China contributed an aggregate of 92.1%, 78.6% and 76.9%, respectively, of our consolidated revenues. Our operations not conducted through contractual arrangements with our VIEs primarily consist of our advertisement agency services and technology support services. As of December 31, 2013 and 2014, our VIEs accounted for an aggregate of 20.3% and 28.7%, respectively, of our consolidated total assets, and 17.2% and 17.2%, respectively, of our consolidated total liabilities. The assets not associated with our VIEs primarily consists of cash and cash equivalent, accounts receivables, property and equipment and land use rights. As of December 31, 2013 and 2014, $801 million and $1,877 million, respectively, of these assets were denominated in U.S. dollars and $448 million and $495 million respectively, of these assets were denominated in RMB. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depend upon earnings of our VIEs transferred to our subsidiaries in the form of payments under the technology consulting and services agreements. As of December 31, 2014, the total amount of service fees payable to our wholly owned subsidiaries from our VIEs was $3.3 million. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. As of December 31, 2014, our PRC subsidiaries and VIEs had aggregate undistributed earnings of approximately $651 million that were available for distribution. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

Under PRC law, each of our PRC subsidiaries must set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries with foreign investments must also set aside a portion of its after-tax profits to fund an employee welfare fund at the discretion of the board. We expect to continue to accrue for staff welfare benefits, including pension benefits, medical care, unemployment insurance, employee housing fund, maternity insurance and work-related injury insurance, based on certain percentages of the employees’ respective salaries and to make cash contributions to state-sponsored plans out of the amounts accrued. The amount of such cash contributions may increase due to our expanding workforce as we grow our business or increase salary levels. However, we do not expect that such increase will have a material effect on our liquidity. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual audits of the subsidiaries. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions from our subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.” There is no material difference between the accumulated profits calculated pursuant to PRC accounting standards and the accumulated profits presented in the financial statements.

Our cash held inside the PRC were $157.7 million, $301.9 million and $367.4 million as of December 31, 2012, 2013 and 2014, respectively, and our cash held outside the PRC were $222.9 million, $711.6 million and $1,277.8 million as of December 31, 2012, 2013 and 2014, respectively. Furthermore, our cash held inside our VIEs were $58.1 million, $116.6 million and $239.9 million as of December 31, 2012, 2013 and 2014, respectively, and our cash held outside our VIEs were $322.6 million, $896.9 million and $1,405.3 million as of December 31, 2012, 2013, and 2014, respectively. Cash transfers from our PRC subsidiaries and consolidated affiliated entities to our subsidiaries outside of China are subject to PRC government control of currency conversion. Qizhi Software needs to obtain the approval from or registration with the relevant government authorities if it plans to convert cash denominated in Renminbi into U.S. dollars and remit it to our subsidiaries outside of China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	($ in thousands)
Net cash provided by operating activities	117,788	210,226	380,299
Net cash used in investing activities	(83,927)	(196,874)	(661,494)
Net cash provided by financing activities	1,986	613,498	919,714
Effect of exchange rate on cash and cash equivalents	1,086	5,951	(6,750)
Net increase in cash and cash equivalents	36,933	632,801	631,769
Cash and cash equivalents at beginning of year	343,731	380,664	1,013,465
Cash and cash equivalents at end of year	380,664	1,013,465	1,645,234

Operating Activities

Our primary source of cash provided by operating cash flows is Internet services revenue, including revenues from online advertising and revenues from Internet value-added services. Our primary uses of cash from operating activities include payments for personnel-related expenses, advertising costs, bandwidth, other general corporate expenditures and income taxes.

Cash provided by operating activities consist of net income adjusted for certain non-cash items, including share-based compensation expense, depreciation and amortization, as well as the effect of changes in working capital and other activities.

Net cash provided by operating activities increased to $380.3 million in 2014 from $210.2 million in 2013. Although our growing business generated substantial net cash inflow as our revenues increased by $719.6 million from $671.1 million in 2013 to $1,390.7 million in 2014, the cash paid for cost of revenues and operating expenses also increased by $491.3 million from $430.1 million in 2013 to $921.4 million in 2014.

Net cash provided by operating activities increased to $210.2 million in 2013 from $117.8 million in 2012. Although our growing business generated substantial net cash inflow as our revenues increased by $342.1 million from $329.0 million in 2012 to $671.1 million in 2013, the cash paid for cost of revenues and operating expenses also increased by $225.6 million from $204.5 million in 2012 to $430.1 million in 2013.

For 2014, net cash provided by operating activities of $380.3 million was primarily attributable to our net income of $216.2 million, adjusted by (i) noncash items of share-based compensation expense of $95.1 million, (ii) depreciation and amortization of $82.5 million from the acquisition of property, equipment and intangible assets for the expansion of our business to facilitate the development and strengthening of our technologies and products, (iii) loss on equity method investments of $18.9 million and (iv) an increase in cash from working capital items of $1.1 million, partially offset by (i) gain in connection with long-term investments of $26.8 million and (ii) loss (gain) in connection with short-term investments of $10.2 million. The net increase in cash from working capital items was primarily due to the $56.2 million increase in accounts receivable, prepaid expenses and other current assets, accounts payable, deferred revenue, accrued expenses and related income tax due to fast growth of our business, partially offset by the payment for land use rights of $55.1 million in accordance with the contractual payment schedule.

For 2013, net cash provided by operating activities of $210.2 million was primarily attributable to our net income of $97.8 million, adjusted by noncash items of (i) share-based compensation expense of $121.1 million, which included a one-off $57.0 million share-based compensation charge in relation to share incentive grants to our two co-founders, (ii) depreciation and amortization of $42.6 million from the acquisition of property, equipment and intangible assets for the expansion of our business to facilitate the development and strengthening of our technologies and products, (iii) impairment of long-term investments of $5.0 million, (iv) loss on equity method investments of $2.7 million and (v) miscellaneous non-cash expenses of $3.5 million, partially offset by (i) a decrease in cash from working capital items of $46.7 million and (ii) disposal of long-term investments of $15.8 million. The net decrease in cash from working capital items was primarily due to the payment for land use rights of $72.9 million in accordance with the contractual payment schedule and increases in accounts receivable and prepaid expenses and other current assets all in line with and as a result of the growth of our business, partially offset by increases in accounts payable, deferred revenue and accrued expenses and other current liabilities due to our fast growth in our online advertising and game services.

For 2012, net cash provided by operating activities of $117.8 million was primarily attributable to our net income of $46.5 million, adjusted by noncash items of (i) share-based compensation expense of $50.6 million, (ii) depreciation and amortization of $16.5 million, (iii) impairment of long-term investments of $2.3 million, (iv) loss on equity method investments of $4.8 million and (v) an increase in cash from working cap capital items of $4.3 million, partially offset by (i) gain on disposal of long-term investments of $4.8 million and (ii) miscellaneous expenses of $2.4 million. The net increase in cash from working capital items was primarily due to the increases in accrued expenses and other current liabilities as a result of the growth of our business and increases in deferred revenue due to increase in recharge amount of our game related business, partially offset by the payment for land use rights of $14.1 million in accordance with the contractual payment schedule and increases in accounts receivable and prepaid expenses and other current assets as a result of the growth of our business.

Investing Activities

Net cash used in investing activities amounted to $661.5 million in 2014, primarily due to cash outflows for (i) payment for the purchase of property and equipment and intangible assets of $170.1 million, (ii) capital contribution of $325.0 million for long-term investments and $148.9 million for business acquisition, and (iii) purchase of short-term investments for $82.9 million, partially offset by (i) cash inflows from the disposal of certain investments for $22.6 million and (ii) proceeds from sale of short-term investments for $41.8 million.

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

Financing Activities

Net cash provided by financing activities amounted to $919.7 million in 2014, primarily due to cash inflows for (i) the receipt of $1,016.4 million proceeds from the issuance of senior convertible notes, net of issuance costs and (ii) proceeds from exercise of share options of $15.9 million, partially offset by (i) payment for share repurchase of $104.2 million, and (ii) repayment of short-term loan for $13.9 million.

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

Capital Expenditures

We incur capital expenditures primarily for the purchase of servers, network equipment and other computer hardware for our business expansion and the purchase of new office premises and related facilities. Our capital expenditures were $134.2 million in 2012, $71.0 million in 2013 and $246.8 million in 2014. We expect to incur approximately $150.0 million in capital expenditures for 2015 for the purchase of servers, network equipment and other computer hardware for our business expansion, as well as the purchase of new office premises and related facilities.

C.	Research and Development, Patents and Licenses, etc.

Product Development

In order to attract and retain users, we have invested significant resources in developing security products, cloud-based services, search engine-related products, mobile Internet products and other Internet products and services and improve our products and services and enhance user experience. As of December 31, 2014, our product development team consisted of 4,467 development and technical staff members, approximately 73.8% of whom held bachelor’s or more advanced degrees.

Our internally developed technologies include our cloud-based security system, Qihoo search engine technology, cloud storage system, QVM, 360 HIPS and other technologies. See “Item 4. Information On The Company — B. Business Overview — Our Technology.”

Our product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets. Product development expenses represented 47.5%, 38.0% and 29.2% of total revenues for the three years ended December 31, 2012, 2013 and 2014, respectively.

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

As of December 31, 2014, we had 309 registered trademarks in China and 78 registered trademarks outside of China, and held registered copyrights to 421 software programs covering almost all of our products. As of December 31, 2014, we had 4,193 pending patent applications and had received 265 authorized patents from various governmental authorities.

We have registered the domain name “360.cn” with China Internet Network Information Center. In addition, we have registered 444 domain names with various domain name registration services as of December 31, 2014.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Other
	($ in thousands)
Operating obligations (1)	44,669	27,437	10,521	4,138	2,573	-
Other commitments(2)	130,178	26,644	53,288	33,913	16,333	-
Total	174,847	54,081	63,809	38,051	18,906	-

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

Name	Age	Position
Hongyi Zhou	44	Chairman of the board and chief executive officer
Xiangdong Qi	50	Director and president
Shu Cao	39	Director and chief engineer
Neil Nanpeng Shen	47	Director
Ming Huang	51	Director
William Mark Evans	57	Director
Eric Chen	45	Director
Jianwen Liao	47	Director
Jue Yao	41	Chief financial officer
Alex Zuoli Xu	46	Co-chief financial officer
John Liu	51	Chief business officer
Jie Chen	38	Senior vice-president
Guangdong Yu	36	Senior vice-president
Xiaohong Shi	44	Vice-president of technology

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

Neil Nanpeng Shen has been our director since 2006. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip.com International Ltd., or Ctrip, a NASDAQ-listed company and the largest travel service provider in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management Inc., or Home Inns, a NASDAQ-listed company and leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had over eight years of experience at major investment banks in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a NYSE-listed real estate services company in China. He is also a director of a number of privately owned companies based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiaotong University in China in 1988 and his master’s degree from Yale University in 1992.

Dr. Ming Huang has been our director since March 2011. He has been a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005 and a professor of finance at China-European International Business School (“CEIBS”) since July 2010. Dr. Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Dr. Huang's academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Dr. Huang also serves as an independent director at JD.com (Nasdaq: JD), Yingli Green Energy Holding Company Limited (NYSE: YGE), Fantasia Holdings Group Co., Ltd. (HKSE: 1777), WH Group Limited (HKSE: 0288), Guosen Securities Co Ltd (002736:Shenzhen), and China Medical System Holdings Ltd. (HKSE: 0867). Dr. Huang received his bachelor's degree in physics from Peking University, his doctorate degree in theoretical physics from Cornell University and his doctorate degree in finance from Stanford University.

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

Dr. Eric Chen has been our director since January 2014. Dr. Chen joined Silver Lake in 2008 as Managing Director, and has been a senior advisor to Silver Lake since 2015. Prior to Silver Lake, Dr. Chen was a senior vice president and executive committee member of ASML, a global leader in semiconductor technology. Dr. Chen joined ASML following its acquisition of Brion Technologies in 2007, the company he co-founded in 2002 and served as the CEO since inception. He was formerly a senior vice president at J.P. Morgan, where he coordinated the global research effort in the electronics sector and conducted equity research for a number of technology segments. Dr. Chen studied physics at Peking University and received his Ph.D. in electrical engineering from Stanford University.

Dr. Jianwen Liao has been our director since December 2014. Dr. Liao is the associate dean, academic director of Innovation Center, and professor of managerial practice in strategy, innovation and entrepreneurship at the Cheung Kong Graduate School of Business. His professional experience spans across North America and Asia. He was a tenured associate professor at the Stuart School of Business, Illinois Institute of Technology during 2006 to 2012. Additionally, he held various visiting professor positions at Hong Kong University of Science and Technology, China European International Business School and Peking University. Dr. Liao is primarily engaged in cross disciplinary research in strategy, innovation and entrepreneurship, and in particular the interactions between new economy and traditional economy. He has won several awards for his research and teaching, including the research grant awards from the U.S. Small Business Administration for years 2007 and 2008 and the Excellence in Teaching award in 2009 at Stuart School of Business at Illinois Institute of Technology. Dr. Liao also serves as an independent director at Colour Life Services Group Co., Limited, Fantasia Holdings Group Co., Limited, China Mengniu Dairy Company Limited and 361 Degrees International Limited. Dr. Liao received his bachelor of engineering from Northeastern University in July 1988, his master of economics from Renmin University of China in February 1991 and his Ph.D of business administration from Southern Illinois University at Carbondale in August 1996.

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

Dr. John Liu has been our chief business officer since January 2014. Prior to joining us, Dr. Liu served as the corporate vice president and head of Greater China at Google Inc. since January 2008, where he was responsible for business development and operations in Greater China. From 2002 to 2007, Dr. Liu was the chief executive officer of China Operations at SK Telecom. Prior to that, Dr. Liu held various senior management positions in a number of tech and telecom companies. Dr. Liu received his bachelor’s degree from Beijing Normal University in 1983 and earned his Ph.D from Technical University in Denmark in 1997.

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

Xiaohong Shi has been our vice president of technology since 2006. From January 2004 to August 2005, Mr. Shi was the chief technology officer of Yahoo! China, where he was responsible for technology research and development. From 1999 to 2003, Mr. Shi was the chief technology officer of www.3721.com, a company engaged in Internet search and online marketing business in China. From November 1998 to August 1999, Mr. Shi was a project manager at Founder Group, a leading Chinese information technology company. Mr. Shi received his Ph.D., master’s and bachelor’s degrees in computer science from Xi’an Jiaotong University in 1998, 1995 and 1992, respectively.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2014, we paid an aggregate of approximately $2.3 million in cash compensation to our directors and executive officers and granted 6,250 restricted shares to our directors and officers. For the year ended December 31, 2014, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors.

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

2011 Share Incentive Plan

The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2011 Plan, is 6,272,601 shares plus an annual increase on the first day of each year beginning in 2012 and ending in 2021, equal to the greater of (i) five percent (5%) of the shares outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such greater number of shares as determined by our board of directors. The following paragraphs describe the principal terms of the 2011 Plan.

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

As of March 31, 2015, we have granted options to purchase a total of 981,500 ordinary shares with exercise prices from $14.5 to $31.63 per ADS, and 415,250 restricted shares to our directors and executive officers under the 2011 Plan.

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

As of March 31, 2015, we have granted options to purchase a total of 1,125,500 ordinary shares to our directors and executive officers with exercise prices of $2.25 to $7.8 per ADS under our 2006 employee share option scheme.

2006 Employee Share Vesting Scheme

In January 2006, Young Vision, one of our principal shareholders, holders of Series A preferred shares and certain other parties entered into a share incentive agreement. The share incentive agreement was subsequently amended and restated when we issued our Series B preferred shares in November 2006 and Series C preferred shares in January 2010. Under the incentive agreement, Young Vision allocated a total of 21,603,645 ordinary shares of our company to an equity incentive pool designed to award our employees and consultants according to our 2006 Employee Share Vesting Scheme. 18,086,101 of these 21,603,645 shares in the equity pool are to vest in grantees on a four-year vesting schedule commencing from November 7, 2006. The remaining 3,517,544 ordinary shares will be granted to employees who join our company as a result of acquisitions or mergers. In February 2011, Young Vision transferred 11,826,000 and 5,550,654 of our ordinary shares in the equity pool to Sino Honor and Strengthen Goal Limited, respectively. Sino Honor, a British Virgin Islands company, is wholly-owned by Shu Cao, our director and chief engineer. Strengthen Goal Limited, a British Virgin Islands company, is wholly-owned by Xiaohong Shi, our vice president of technology. Each of Mr. Cao and Mr. Shi disclaims beneficial ownership in the shares held by Sino Honor and Strengthen Goal Limited, respectively. Grantees are only entitled to rights to monetary benefits by receiving dividends, if any, on the vested shares. Unless our company agrees in writing, grantees may not dispose of the vested shares prior to the occurrence of certain material events such as our initial public offering, sale of all or substantially all of our issued share capital, sale of all or substantially all of our assets and winding up of our company until any of these events is consummated. Young Vision holds the voting rights for the ordinary shares reserved in this equity incentive pool, including those shares underlying the options that have been granted and vested. Subject to limited circumstances such as the termination of his employment with us, Hongyi Zhou, our chairman and chief executive officer, administers this equity incentive pool and has the discretion to change or impose any restrictions on the manner in which the shares in this equity incentive pool will be granted. Under the 2006 Employee Share Vesting Scheme, if the grantee’s employment is terminated, we may repurchase all or part of the vested shares at RMB1.0, depending on the date on which his employment is terminated and the reasons for such termination.

As of March 31, 2015, a total of 4,483,952 shares from this equity incentive pool were granted to our directors and executive officers under our 2006 employee share vesting scheme.

C.	Board Practices

Board of Directors

Our board of directors currently consists of eight directors. A director is not required to hold any shares to qualify for appointment. A director may vote in respect of any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at the meeting of the directors at which such contract or proposed contract or arrangement is considered. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of such interest. Our board of directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our Company or of any third party.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.

Audit Committee

Our audit committee currently consists of Dr. Eric Chen, Mr. Ming Huang and Dr. Jianwen Liao. Each of Dr. Chen, Mr. Huang and Dr. Liao is an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act. Dr. Ming Huang is the chair of our audit committee.

The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor.

The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal control over financial reporting and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

In 2014, our audit committee held four meetings and passed resolutions eight times.

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

 In 2014, our compensation committee passed resolutions five times.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee currently consists of Dr. Eric Chen, Mr. Ming Huang and Dr. Jianwen Liao. Our board of directors has determined that each member of the corporate governance and nominating committee is an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Dr. Eric Chen is the chair of our corporate governance and nominating committee.

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

In 2014, our corporate governance and nominating committee passed resolutions four time(s).

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

We had 3,168, 4,187 and 5,738 employees as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, we had 4,467 employees in product development, 828 in sales and marketing, and 443 in administration, respectively.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2014 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

	Ordinary Shares Beneficially Owned (1)(2)%
Directors and Executive Officers:
Hongyi Zhou (3)	31,313,235	16.2%
Xiangdong Qi (4)	15,014,126	7.8%
Shu Cao (5)	6,714,046	3.5%
Neil Nanpeng Shen (6)	2,990,952	1.5%
Ming Huang	—	—
William Mark Evans	—	—
Eric Chen	—	—
Jianwen Liao	—	—
Jue Yao	*	*
Alex Zuoli Xu	*	*
John Liu	—	—
Jie Chen	*	*
Guangdong Yu	*	*
Xiaohong Shi (7)	4,322,548	2.2%
All directors and executive officers as a group	62,720,051	32.4%

Principal Shareholders:
Global Village Associates Limited (8)	31,177,755	16.1%
Young Vision Group Limited (9)	15,014,126	7.8%

*	Less than 1% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 193,416,331 ordinary shares, being the number of shares outstanding as of December 31, 2014.

(3)	Consists of (i) 135,480 Class A ordinary shares beneficially owned by Mr. Zhou in the form of ADSs, and (ii) 51,723 Class A ordinary shares held by Global Village, and (iii) 1,785,566 Class A ordinary shares in the form of ADSs held by Global Village, and (iv) 29,340,466 Class B ordinary shares held by Global Village. Global Village is a British Virgin Islands company, which is wholly-owned by Fair Point International Limited (“Fair Point”), a British Virgin Islands company, which is wholly-owned by a revocable trust constituted under the laws of Singapore with Hongyi Zhou and his wife as the settlers and Mr. Zhou as investment manager with sole voting and dispositive power and certain family members of Mr. Zhou as the beneficiaries. The registered address of Global Village is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Fair Point is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)	Consists of (i) 1,340,781 Class A ordinary shares in the form of ADSs held by Young Vision, and (ii) 13,673,345 Class B ordinary shares held by Young Vision. Young Vision is a British Virgin Islands company, which is wholly-owned by East Line Holdings Limited (“East Line”), a British Virgin Islands company, which is in turn wholly-owned by Mr. Qi. Mr. Qi expressly disclaims beneficial ownership in 574,039 Class B ordinary shares allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme. The registered address of East Line is Abbott Building, Road Town, Tortola, British Virgin Islands. The registered address of Trade Right is the Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas.

(5)	Consists of (i) 5,425,641 Class A ordinary shares in the form of ADSs, (ii) 337,230 Class B ordinary shares, (iii) 876,564 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days of December 31, 2014, all of which are held by Sino Honor, a British Virgin Islands company wholly-owned by Mr. Cao, (iv) 24,026 Class A ordinary shares in the form of ADSs, (v) 11,998 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days of December 31, 2014, all of which are held by Mr. Cao, (vi) 28,584 Class A ordinary shares in the form of American depositary shares, (vii) one Class B ordinary share and (viii) 10,002 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days of December 31, 2014, all of which are held by Flying Great Limited (“Flying Great”), a British Virgin Islands company wholly-owned by Mr. Cao. Mr. Cao expressly disclaims beneficial ownership in the 6,302,205 Class A and 337,230 Class B ordinary shares held by Sino Honor, which were allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme. The registered address of Sino Honor is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of Flying Great is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(6)	Consists of (i) 1,787,427 Class B ordinary shares held by Sequoia Capital China I, L.P., (ii) 205,385 Class B ordinary shares held by Sequoia Capital China Partners Fund I, L.P. and (iii) 276,649 Class B ordinary shares held by Sequoia Capital China Principals Fund I, L.P., (iv) 56,379 Class A ordinary shares in the form of ADSs held by Sequoia Capital China UR Holdings Limited and (v) 665,112 Class A ordinary shares in the form of ADSs held by Neil Nanpeng Shen. Sequoia Capital China I, L.P. Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. are collectively referred to as the Sequoia Funds. The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The Sequoia Funds’ general partner is Sequoia Capital China Management I, L.P. The general partner of Sequoia Capital China Management I, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SNP China Enterprises Limited, a company incorporated in the British Virgin Islands, is the director of and wholly owns SC China Holding Limited. Neil Nanpeng Shen is the director of and wholly owns SNP China Enterprises. The principal business office of Sequoia Capital China I., L.P. and its affiliates is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(7)	Consists of (i) one Class A ordinary share, (ii) 3,014,727 Class A ordinary shares in the form of ADSs, (iii) 11,232 Class B ordinary shares, (iv) 435,639 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days of December 31, 2014, all of which are held by Strengthen Goal Limited (“Strengthen Goal”), a British Virgin Islands company wholly-owned by Mr. Shi, (v) 5,099 Class A ordinary shares in the form of ADSs, all of which are held by Mr. Shi, (vi) 855,849 Class A ordinary shares in the form of American depositary shares, (vii) one Class B ordinary share, all of which are held by Elite Wisdom Development Limited (“Elite Wisdom”), a British Virgin Islands company wholly-owned by Mr. Shi. Mr. Shi expressly disclaims beneficial ownership in the 3,014,728 Class A and 11,232 Class B ordinary shares held by Strengthen Goal, which were allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme. The registered address of Strengthen Goal Limited is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of Elite Wisdom Development Limited is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(8)	Global Village is wholly-owned by Fair Point. Fair Point is wholly-owned by a revocable trust constituted under the laws of Singapore with Hongyi Zhou and his wife as the settlers and Mr. Zhou as investment manager with sole voting and dispositive power and certain family members of Mr. Zhou as the beneficiaries. The registered address of Global Village is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Fair Point is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)	Young Vision is wholly-owned by East Line. East Line is wholly-owned by Mr. Qi. The registered address of Young Vision is 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands. The registered address of East Line is Abbott Building, Road Town, Tortola, British Virgin Islands. Young Vision and East Line expressly disclaims beneficial ownership in 574,039 Class B ordinary shares allocated to award our employees and consultants under our 2006 Employee Share Vesting Scheme.

As of December 31, 2014, 193,416,331 of our ordinary shares, including 147,485,168 Class A ordinary shares and 45,931,163 Class B ordinary shares, were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that 147,418,884 ordinary shares, or approximately 76.2% of our issued and outstanding shares, were held by the record shareholders in the United States, represented by 98,279,256 ADSs held of record by The Bank of New York Mellon, the depositary of our ADS program.

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

The amounts due from related parties mainly represent borrowings provided by us to our investees in which we do not hold controlling interests, and amounts in connection with services provided by us to such investees, which arose in the ordinary course of business.

The amounts due to related parties mainly represent unpaid revenue sharing in connection with game operation, which arose in the ordinary course of business.

These transactions between us and related parties were insignificant, both individually and in aggregate.

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

Qizhi Software has also entered into similar contractual arrangements with twenty-one other VIEs that do not have significant business operations. Accordingly, we are considered the primary beneficiary of these VIEs and have consolidated the VIEs’ financial results of operations, assets and liabilities in our consolidated financial statements.

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

Technology Consulting and Services Agreements

Under a technology development and licensing agreement dated July 1, 2011 between Qizhi Software and Beijing Qihu, Qizhi Software agreed to provide Beijing Qihu with technology development and support services related to Beijing Qihu’s 360 Safe Browser. Under this agreement, Beijing Qihu agreed to pay Qizhi Software RMB7.8 million ($1.2 million) within 30 days of the date of the agreement. In 2014, based on this agreement, Beijing Qihu agreed to pay RMB309 million ($50.17 million) in technology development and support service fees related to 360 Safe Browser to Qizhi Software.

Under a technology development agreement dated April 1, 2012 between Tianjin Qisi and Beijing Qihu, Tianjin Qisi agreed to provide Beijing Qihu with technology development services related to Beijing Qihu’s web information management platform. Beijing Qihu agreed to pay RMB5 million ($0.8 million) within 30 days from the date of the agreement and 5% of its revenues generated from the network business to Tianjin Qisi. This agreement has a term of four years. Afterwards, Tianjin Qisi and Beijing Qihu signed a supplementary agreement, which amended the amount Beijing Qihu would pay to Tianjin Qisi to be based on the monthly statement agreed with both parties. In 2014, pursuant to these agreements, Beijing Qihu paid RMB99 million ($16.14 million) to Tianjin Qisi.

Under a technology development agreement dated April 1, 2012 between Tianjin Qisi and Beijing Star World, Tianjin Qisi agreed to provide Beijing Star World with technology development services related to Beijing Star World’s 360 Game Browser. Under this agreement, Beijing Star World agreed to pay Tianjin Qisi RMB5.0 million ($0.8 million) within 30 days from the date of the agreement and 15% of its revenues generated from the operation of the 360 Game Browser. This agreement has a term of four years. Afterwards, Tianjin Qisi and Beijing Star World signed a supplementary agreement, which amended the amount that Beijing Star World would pay to Tianjin Qisi would be based on the monthly statement agreed with both parties. In 2014, pursuant to these agreements, Beijing Star World paid RMB250 million ($40.5 million) to Tianjin Qisi.

Under a technology development agreement dated September 15, 2012 between Beijing Star World and Qifei Xiangyi, Qifei Xiangyi agreed to provide Beijing Star World with technology development related to Beijing Star World’s game operation management system. Beijing Star World agreed to pay to Qifei Xiangyi RMB9.0 million ($1.4 million) as the fixed service fees in 2012 and certain percentage of revenues generated from the game business for the period between October 2012 to September 2017, based on both parties’ negotiation. Unless earlier terminated, this agreement has a term of five years. On December 1, 2012, Beijing Star World and Qifei Xiangyi signed a supplementary agreement, which amended the amount Beijing Star World would pay to Qifei Xiangyi would base on the monthly statement agreed with both parties. In 2014, pursuant to these agreements, Beijing Star World agreed to pay RMB490 million ($79.41 million) to Qifei Xiangyi.

Under a technology development agreement dated January 5, 2013 between Qizhi Software and Beijing Qihu, Qizhi Software agreed to provide Beijing Qihu with technology development and support services related to Beijing Qihu’s advertising business. Beijing Qihu agreed to pay RMB8 million ($1.3 million) within 30 days after the date of the agreement and 30% of Beijing Qihu’s revenues from its advertising business from March 2013 to January 2017 to Qizhi Software. This agreement has a term of four years. The amount Beijing Qihu would pay to Qizhi Software would base on the monthly statement agreed with both parties. In 2014, pursuant to these agreements, Beijing Qihu agreed to pay total of RMB309 million ($50.17 million) in technology development and support service fees related to its advertising business to Qizhi Software.

Under a technology service agreement dated July 1, 2013 between Beijing Qichuang and 3G, Beijing Qichuang agreed to provide 3G with technology services related to 3G’s marketing platform of Internet virtual products. 3G agreed to pay 9.5% of 3G’s monthly general sales of virtual products from September 2013 to Beijing Qichuang. In 2014, pursuant to these agreements, 3G agreed to pay total of RMB432.2 million ($70.10 million) in technology service fees related to its marketing platform of Internet virtual products.

Under a technology development agreement dated September 10, 2013 between Qizhi Software and Beijing Star World, Qizhi Software agreed to provide Beijing Star World with technology development and support services related to Beijing Star World’s platform system of game hall software. Beijing Star World agreed to pay RMB8 million ($1.3 million) within 90 days after the date of the agreement and certain percentage of revenues generated from the game hall operation business for the period between October 2013 to June 2017, based on both parties’ negotiation. This agreement has a term of four years. In 2014, pursuant to these agreements, Beijing Star World agreed to pay total of RMB135 million ($21.87 million) in technology development and support service fees related to its business of game hall operation business to Qizhi Software.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Share Option Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Option Plans.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

In October 2010, Tencent Technology (Shenzhen) Company Ltd. and Shenzhen Tencent Computer Systems Company Limited, or Tencent, brought an unfair competitive practices claim against us in the Chaoyang District People’s Court of Beijing, alleging that we misled users with statements that Tencent’s QQ instant messaging program invades users’ privacy and seeking retraction of the statements and RMB4.0 million ($0.6 million) in damages. In September 2011, the court ruled that our actions constituted unfair competition and awarded RMB0.4 million ($0.1 million) as damages to Tencent. In November 2010, we brought a defamation claim against Tencent in the Xicheng District People’s Court of Beijing, alleging that Tencent made defamatory statements on its website against us and seeking retraction of the statements and RMB1.0 in nominal damages. In March 2012, we increased our sought damages to RMB1.0 million ($0.2 million). The court ruled in our favor, ordering Tencent to retract the defamatory statements and make public apology to our company on Tencent’s website in April 2014.

In June 2011, Tencent brought an unfair competitive practices claim against us in the Higher People’s Court of Guangdong province, alleging that our 360 QQ Bodyguard program interferes with users’ proper usage of Tencent’s QQ instant messaging program and seeking RMB125.0 million ($20.1 million) in damages, cessation of the unfair competitive practices and public apology. In April of 2013, the first instance judgment was issued by the Higher People’s Court of Guangdong province, which ruled in Tencent’s favor. We were ordered to pay Tencent a sum of RMB5.0 million ($0.8 million) and have accrued this as liabilities as of December 31, 2013. We appealed in May 2013 and the court of second instance upheld the judgment of the court of first instance in February 2014.

In November 2011, we brought a claim for abuse of dominant market position against Tencent in the Higher’s People’s Court of Guangdong province, alleging that Tencent engaged in monopolistic activities such as restricting users of its QQ instant messaging program from using our products and bundling its security programs with the QQ instant messaging program and seeking RMB150.0 million ($24.2 million) in damages, cessation of the monopolistic activities and public apology.  This claim was rejected by the court in the first instance judgment. We subsequently submitted our appeal in April 2013 and the court of second instance heard the case in November 2013. The court of second instance dismissed the appeal and sustained the original judgment of the court of first instance in October 2014.

In October 2012, two affiliates of Baidu brought an unfair competitive practices and copyright infringement claim against us in the First Intermediate People’s Court of Beijing, alleging that we breached the Robots Exclusion Protocol to access Baidu’s content without authorization and seeking RMB100.0 million ($16.1 million) in damages. The court heard the case in October 2013 and ruled that our actions constituted unfair competition and awarded RMB500,000 ($80,585) as damage to Baidu in August 2014. Baidu appealed in the Higher People’s Court of Beijing in August 2014. This case is currently pending.

In February 2013, we brought a defamation claim against Shanghai Jingwen Culture Communication Co., Ltd., or Shanghai Jingwen, in the Xuhui District People’s Court of Shanghai, alleging that Shanghai Jingwen published and distributed a series of false articles and reports against us on its website and electronic newspapers by maliciously accusing the level of safety and security of our products. We sought retraction of the defamatory statements, an apology from Shanghai Jingwen and RMB50.0 million ($8.1 million) in damages. In September 2014, the court ruled that Shanghai Jingwen’s actions constituted defamation and awarded RMB1.5 million ($0.2 million) and public apology to us. Shanghai Jingwen appealed to the First Intermediate People’s Court of Shanghai, and this case is currently pending.

In October 2013, two affiliates of Sogou brought an unfair competitive practices claim against us in the Intermediate People’s Court of Xi’an, alleging that we used our software to change user default settings without their permission, including setting their default browser as our 360 Safe Browser, which interfered with their use of Sogou’s browser. The claim sought cessation of the unfair competitive practices and RMB45.5 million ($7.3 million) in damages. This case was heard in July 2014 and is currently pending. In September 2013, we brought an unfair competitive practices claim against two affiliates of Sogou , in the Second Intermediate People’s Court of Beijing, alleging that Sogou made defamatory statements on its public Weibo account and through online videos against us and seeking cessation of the unfair competitive practices, a retraction of the defamatory statements and RMB50.0 million ($8.1 million) in damages. This case was heard in May 2014 and the court ruled in December 2014 that the litigation shall be suspended, pending for the outcome of the unfair competition case brought by Sogou against us in Xi’an.

In October 2013, two affiliates of Sogou brought an unfair competitive practices claim against us in the Second Intermediate People’s Court of Beijing, alleging that our 360 Safe Guard issued blocking notifications for other types of software, which negatively impacted their ability to run their business. The claim sought cessation of the unfair competitive practices and RMB50.0 million ($8.1 million) in damages. In January 2015, the court ruled that our actions constituted unfair competition and awarded RMB5.1 million ($0.8 million) in damages to Sogou. We appealed to the Higher People’s Court of Beijing and the case is currently pending.

In December 2014, Baidu brought an unfair competitive practice claim against us in the Intellectual Property Court of Beijing, alleging that our 360 Safe Guard issued pop-up notifications to block Baidu’s security software and made defamatory comments against Baidu in user’s name. The claim sought cessation of the unfair competitive practices and RMB10.1 million ($1.6 million) in damages. This case is currently pending.

In December 2014, Baidu brought an unfair competitive practice claim against us in the Intellectual Property Court of Beijing, alleging that our search engine showed negative information when users are searching relevant key words to the Chinese characters of “Baidu” or “Li Yanhong,” which caused severe reputational damage to Baidu. The claim sought cessation of the unfair competitive practices and RMB10.2 million ($1.6 million) in damages. This case is currently pending.

In December 2014, Baidu brought an unfair competitive practice claim against us in the Intellectual Property Court of Beijing, alleging that we set ten key words in the pull-down menu of the search results prompt box of Baidu’s search engine and by clicking those key words the users would be redirected to the search results pages of 360 search engine. The claim sought cessation of the unfair competitive practices and RMB10.0 million ($1.6 million) in damages. This case is currently pending.

Other than the aforementioned, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Based on information currently available, we cannot reasonably estimate the loss that is reasonably possible at this stage. No accrual for contingency loss was made as of December 31, 2012 and $0.9 million was accrued for two legal cases as of December 31, 2013. $0.9 million was accrued for two legal cases as of December 31, 2014.

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

Our ADSs are listed on the New York Stock Exchange under the symbol “QIHU.” Every two ADSs represent three of our Class A ordinary shares. For the period from March 30, 2011 to April 24, 2015, the trading price of our ADSs on the New York Stock Exchange has ranged from $13.71 to $124.42 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods specified.

	Sales Price ($)
	High	Low
Annual High and Low
2012	29.80	13.71
2013	96.74	27.76
2014	124.42	53.84

Quarterly High and Low
Second Quarter 2013	49.09	28.11
Third Quarter 2013	94.90	46.43
Fourth Quarter 2013	96.74	73.00
First Quarter 2014	124.42	78.70
Second Quarter 2014	105.49	74.10
Third Quarter 2014	104.81	66.05
Fourth Quarter 2014	76.70	53.84
First Quarter 2015	63.47	44.56

Monthly High and Low
November 2014	76.70	65.54
December 2014	73.61	53.84
January 2015	61.80	54.38
February 2015	63.47	45.68
March 2015	54.72	44.56
April 2015 (through April 24, 2015)	63.89	50.42

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, every two representing three of our Class A ordinary shares, have been listed on the New York Stock Exchange since March 30, 2011 under the symbol “QIHU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our fifth amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Securities and Exchange Commission on March 14, 2011.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulation of Foreign Currency Exchange and Dividend Distributions — Foreign Currency Exchange” and “— Dividend Distribution.”

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company.  There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.

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

Under the Enterprise Income Tax Law and the Enterprise Income Tax Law Implementation Rules, dividends payable to foreign investors are subject to the PRC withholding tax at the rate of 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement.

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

Inflation

Inflation in China has not materially impacted our results of operations. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.6% and 2.0% year-over-year for the years ended December 31, 2012, 2013 and 2014.

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

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. On June 20, 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. Between June 20, 2010 and December 31, 2014, the RMB appreciated by approximately 8.7% against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would adversely affect the RMB amount we receive from the conversion. Our U.S. dollar denominated cash balance was $122.6 million, $339.7 million and $968.6 million as of December 31, 2012, 2013 and 2014, respectively. A 1.0% increase in the value of the RMB against the U.S. dollar would have decreased this U.S. dollar denominated cash balance by RMB7.6 million, RMB20.6 million and RMB60.1 million as of December 31, 2012, 2013, and 2014, respectively.

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

A 1.0% decrease in interest rates would have decreased our interest income for the year ended December 31, 2014 from $25.6 million to $17.4 million.

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

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2014, we received reimbursements from the depositary of nil.

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

For the period from the effective date of our registration statement to December 31, 2014, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $20.4 million, which included $17.6 million for underwriting discounts and commissions and $2.8 million for other expenses. We received net proceeds of approximately $231.5 million from our initial public offering.

For the period from the effective date our registration statement to December 31, 2014, we used, from the proceeds of our initial public offering, approximately $190.0 million for the enhancement of our R&D capabilities to further develop technologies and the development of new Internet and mobile security products and services.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officers, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officers, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act, for our company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our management has excluded from its assessment of internal control over financial reporting that of MV Holding Company Limited and its subsidiaries (collectively, “MediaV”) and Legendsec Information Technology (Beijing) Co. Ltd. and its subsidiary (collectively, “Legendsec”), which were acquired, respectively, in May 2014 and October 2014, as the time between the dates of acquisition and December 31, 2014 was inadequate to complete an effective assessment of the internal control of these companies as well as insufficient to effectively implement and roll out any meaningful changes. Management has also concluded that any potential risk of adverse impact on our group with internal control over financial reporting is not material.

The aggregated total assets (including goodwill and intangible assets acquired), net assets (including goodwill and intangible assets acquired), net revenues and net loss of MediaV and Legendsec represented approximately 3.5% of our total assets, 5.7% of our net assets, 3.2% of our net revenues and 0.2% of our net income, respectively, on a consolidated basis, as of and for the year ended December 31, 2014.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Management has evaluated whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Qihoo 360 Technology Co. Ltd.

We have audited the internal control over financial reporting of Qihoo 360 Technology Co. Ltd. (the "Company"), and its subsidiaries, its variable interest entities ("VIEs") and VIEs' subsidiaries (collectively, the "Group") as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at MV Holding Company Limited and its subsidiaries (collectively, “MediaV”) and Legendsec Information Technology (Beijing) Co. Ltd. and its subsidiary (collectively, “Legendsec”), which were acquired, respectively in May 2014 and October 2014, whose aggregated financial statements constitute 3.5% of total assets, 5.7% of net assets, 3.2% of net revenues, and 0.2% of net income of the Group’s consolidated financial statement amounts as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at MediaV and Legendsec. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2014 of the Group and our report dated April 27, 2015 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 27, 2015

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

All the members of our audit committee, namely, Dr. Eric Chen, Mr. Ming Huang and Dr. Jianwen Liao, satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Mr. Ming Huang, Dr. Jianwen Liao and Dr. Eric Chen qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

	2013	2014
Audit fees (1)	$1,600,000	$2,140,000
Audit-related fees (2)	$339,000	$756,000
Tax fees (3)	$118,000	$169,000

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

In January 2012, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to $50 million worth of our outstanding ADSs.  This program expired in January 2013. In October 2014, our board of directors and shareholders approved another share repurchase program, which provided authorization to purchase up to $200 million worth of our outstanding ADSs.  This program was completed in February 2015. The following table sets forth the number of ADSs we purchased, as well as the aggregate consideration for the purchase (including transaction fees), through open-market transactions during the course of the two share repurchase programs.

Issuer Purchases of Equity Securities
Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program
July 2012	900	$14.50	900	$49,986,951
August 2012	8,796	$14.31	9,696	$49,861,073
December 2014	1,812,750	$59.69	1,812,750	$91,799,141
January 2015	1,204,430	$58.11	3,017,180	$21,812,186
February 2015	373,767	$58.36	3,390,947	$23

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

We intend to follow the applicable corporate governance standards under the New York Stock Exchange Listed Company Manual.

NYSE Listed Company Manual Section 302.00 requires each issuer to hold an annual meeting of shareholders during each fiscal year. However, NYSE Listed Company Manual permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2014. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Item 19.	EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of Qihoo 360 Technology Co. Ltd., as currently in effect (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.1	Specimen American Depositary Receipt of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.2	Specimen Certificate for Class A ordinary shares of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.3	Form of Deposit Agreement, among Qihoo 360 Technology Co. Ltd., the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.1	2006 Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.2	2006 Employee Share Vesting Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.5	Share Subscription Agreement dated December 22, 2009 by and among Qihoo 360 Technology Co. Ltd., Qizhi Software (Beijing) Co., Ltd., Beijing 3G3W Science & Technology Co., Ltd., Beijing Qibu Tianxia Technology Co., Ltd., Beijing Qihu Technology Company Limited, Qihoo 360 Software (Beijing) Company Limited, Shanghai Qitai Technology Company Limited, Beijing Star World Technology Company Limited, Chengdu Qiying Technology Company Limited and the investors named in schedule I thereto (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.6	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.7	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.8	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.9	Acknowledgement and Agreement of Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.10	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.11	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.12	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.13	Acknowledgement and Agreement of Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.14	Joinder Agreement to the Share Subscription Agreement, Shareholders’ Agreement, Registration Rights Agreement and Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and IDG Technology Venture Investment IV, LP dated April 26, 2010 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.15	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.16	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.17	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.18	Acknowledgement and Agreement of Sequoia Capital China Principals Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.19	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.20	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.21	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2008 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.22	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated October 20, 2008 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.23	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated March 15, 2009 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.24	English translation of Loan Agreement among Qihoo Technology Company Limited and Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.25	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.26	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.27	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.28	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong, Xiaohong Shi and Beijing Qihu Technology Company Limited dated October 18, 2010 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.29	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Qihu Technology Company Limited, Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.30	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated June 1, 2010 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.31	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated September 1, 2010 (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.32	English translation of Confirmation Letter between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated November 1, 2010 (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.33	English translation of Power of Attorney issued by Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.34	English translation of Power of Attorney issued by Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.35	English translation of Power of Attorney issued by Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.36	Supplementary Subscription, Amendment and Adherence Agreement relating to Qihoo Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.54 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.37	Adherence and Amendment to the Shareholders Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.38	Adherence and Amendment to the Registration Rights Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.56 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.39	Adherence and Amendment to the Share Incentive Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.57 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.40	Share Subscription Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.58 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.41	Registration Rights Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.59 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.42	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.60 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.43	Termination Agreement dated November 2, 2012 between Beijing Qihu Technology Co., Ltd. and Google Ireland Limited (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.44	Purchase Agreement for Floors One to Four of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd. (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.45	Purchase Agreement for Floors Five to Nineteen of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qifei Xiangyi (Beijing) Software Co., Ltd. (incorporated by reference to Exhibit 4.56 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.46	Purchase Agreement for Ground Floor of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd. (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.47	Purchase Agreement for Floors Two to Seventeen of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qizhi Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.48	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.49	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011 (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.50	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhenyu Xie, Jianming Dong and Zhengyu Chen dated December 17, 2009 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.51	English translation of Exclusive Technology Consultancy and Service Agreement among Qizhi Software (Beijing) Co., Ltd. and Beijing Star World Technology Co., Ltd dated October 12, 2009 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.52	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.53	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.54	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.55	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhengyu Xie, Jianming Dong and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.66 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.56	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.57	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.68 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.58	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012 (incorporated by reference to Exhibit 4.69 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.59	English translation of Power of Attorney issued by Jianming Dong to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.70 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.60	English translation of Power of Attorney issued by Zhengyu Chen to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.71 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.61	English translation of Power of Attorney issued by Zhenyu Xie to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.72 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.62	English translation of Spousal Consent Letter issued by Chunxia He dated October 18, 2010 (incorporated by reference to Exhibit 4.73 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.63	English translation of Spousal Consent Letter issued by Xun Guo dated October 18, 2010 (incorporated by reference to Exhibit 4.74 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.64	English translation of Spousal Consent Letter issued by Jianxin Gao dated October 18, 2010 (incorporated by reference to Exhibit 4.75 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.65	English translation of Spousal Consent Letter issued by Chunxia He dated April 26, 2012 (incorporated by reference to Exhibit 4.76 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.66	English translation of Spousal Consent Letter issued by Lie Deng dated April 26, 2012 (incorporated by reference to Exhibit 4.77 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.67	English translation of Spousal Consent Letter issued by Chunchao Zheng dated April 26, 2012 (incorporated by reference to Exhibit 4.78 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.68	Indenture dated September 5, 2013, constituting $600 million 2.5% convertible senior notes due September 15, 2018 (incorporated by reference to Exhibit 4.79 to our annual report on Form 20-F, initially filed with the Commission on April 25, 2014)

4.69*	Indenture dated August 6, 2014, constituting $450 million 0.50% convertible senior notes due August 15, 2020

4.70*	Indenture dated August 6, 2014, constituting $450 million 1.75% convertible senior notes due August 15, 2021

4.71*	Share Subscription Agreement dated December 16, 2014, by and among Tech Time Development, Coolpad E-commerce Inc. and Coolpad Group Limited.
8.1*	Significant Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of Qihoo 360 Technology Company Limited (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F, initially filed with the Commission on April 25, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Co-CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3*	Co-CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Commerce & Finance Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

 * Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qihoo 360 Technology Co. Ltd.

/s/ Hongyi Zhou
Name: Hongyi Zhou
Title: Chairman and Chief Executive Officer

Date: April 27, 2015

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of Qihoo 360 Technology Co. Ltd., as currently in effect (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.1	Specimen American Depositary Receipt of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.2	Specimen Certificate for Class A ordinary shares of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.3	Form of Deposit Agreement, among Qihoo 360 Technology Co. Ltd., the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.1	2006 Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.2	2006 Employee Share Vesting Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.5	Share Subscription Agreement dated December 22, 2009 by and among Qihoo 360 Technology Co. Ltd., Qizhi Software (Beijing) Co., Ltd., Beijing 3G3W Science & Technology Co., Ltd., Beijing Qibu Tianxia Technology Co., Ltd., Beijing Qihu Technology Company Limited, Qihoo 360 Software (Beijing) Company Limited, Shanghai Qitai Technology Company Limited, Beijing Star World Technology Company Limited, Chengdu Qiying Technology Company Limited and the investors named in schedule I thereto (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.6	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.7	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.8	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.9	Acknowledgement and Agreement of Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.10	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.11	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.12	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.13	Acknowledgement and Agreement of Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.14	Joinder Agreement to the Share Subscription Agreement, Shareholders’ Agreement, Registration Rights Agreement and Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and IDG Technology Venture Investment IV, LP dated April 26, 2010 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.15	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.16	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.17	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.18	Acknowledgement and Agreement of Sequoia Capital China Principals Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.19	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.20	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.21	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2008 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.22	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated October 20, 2008 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.23	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated March 15, 2009 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.24	English translation of Loan Agreement among Qihoo Technology Company Limited and Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.25	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.26	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.27	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.28	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong, Xiaohong Shi and Beijing Qihu Technology Company Limited dated October 18, 2010 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.29	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Qihu Technology Company Limited, Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.30	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated June 1, 2010 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.31	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated September 1, 2010 (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.32	English translation of Confirmation Letter between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated November 1, 2010 (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.33	English translation of Power of Attorney issued by Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.34	English translation of Power of Attorney issued by Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.35	English translation of Power of Attorney issued by Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.36	Supplementary Subscription, Amendment and Adherence Agreement relating to Qihoo Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.54 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.37	Adherence and Amendment to the Shareholders Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.38	Adherence and Amendment to the Registration Rights Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.56 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.39	Adherence and Amendment to the Share Incentive Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.57 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.40	Share Subscription Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.58 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.41	Registration Rights Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.59 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.42	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.60 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.43	Termination Agreement dated November 2, 2012 between Beijing Qihu Technology Co., Ltd. and Google Ireland Limited (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.44	Purchase Agreement for Floors One to Four of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd. (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.45	Purchase Agreement for Floors Five to Nineteen of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qifei Xiangyi (Beijing) Software Co., Ltd. (incorporated by reference to Exhibit 4.56 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.46	Purchase Agreement for Ground Floor of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd. (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.47	Purchase Agreement for Floors Two to Seventeen of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qizhi Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.48	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.49	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011 (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.50	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhenyu Xie, Jianming Dong and Zhengyu Chen dated December 17, 2009 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.51	English translation of Exclusive Technology Consultancy and Service Agreement among Qizhi Software (Beijing) Co., Ltd. and Beijing Star World Technology Co., Ltd dated October 12, 2009 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.52	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.53	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.54	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.55	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhengyu Xie, Jianming Dong and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.66 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.56	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.57	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.68 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.58	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012 (incorporated by reference to Exhibit 4.69 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.59	English translation of Power of Attorney issued by Jianming Dong to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.70 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.60	English translation of Power of Attorney issued by Zhengyu Chen to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.71 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.61	English translation of Power of Attorney issued by Zhenyu Xie to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.72 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.62	English translation of Spousal Consent Letter issued by Chunxia He dated October 18, 2010 (incorporated by reference to Exhibit 4.73 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.63	English translation of Spousal Consent Letter issued by Xun Guo dated October 18, 2010 (incorporated by reference to Exhibit 4.74 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.64	English translation of Spousal Consent Letter issued by Jianxin Gao dated October 18, 2010 (incorporated by reference to Exhibit 4.75 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.65	English translation of Spousal Consent Letter issued by Chunxia He dated April 26, 2012 (incorporated by reference to Exhibit 4.76 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.66	English translation of Spousal Consent Letter issued by Lie Deng dated April 26, 2012 (incorporated by reference to Exhibit 4.77 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.67	English translation of Spousal Consent Letter issued by Chunchao Zheng dated April 26, 2012 (incorporated by reference to Exhibit 4.78 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.68	Indenture dated September 5, 2013, constituting $600 million 2.5% convertible senior notes due September 15, 2018 (incorporated by reference to Exhibit 4.79 to our annual report on Form 20-F, initially filed with the Commission on April 25, 2014)

4.69*	Indenture dated August 6, 2014, constituting $450 million 0.50% convertible senior notes due August 15, 2020

4.70*	Indenture dated August 6, 2014, constituting $450 million 1.75% convertible senior notes due August 15, 2021

4.71*	Share Subscription Agreement dated December 16, 2014, by and among Tech Time Development, Coolpad E-commerce Inc. and Coolpad Group Limited

8.1*	Significant Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of Qihoo 360 Technology Company Limited (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F, initially filed with the Commission on April 25, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Co-CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3*	Co-CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Commerce & Finance Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

 * Filed with this annual report on Form 20-F.

QIHOO 360 TECHNOLOGY CO. LTD.

Consolidated Financial Statements and

Report of Independent Registered Public Accounting Firm

For the years ended December 31, 2012, 2013 and 2014

QIHOO 360 TECHNOLOGY CO. LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

QIHOO 360 TECHNOLOGY CO. LTD.

We have audited the accompanying consolidated balance sheets of Qihoo 360 Technology Co. Ltd. (the "Company"), and its subsidiaries, its variable interest entities ("VIEs") and VIEs' subsidiaries (collectively, the "Group") as of December 31, 2013 and 2014 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2015 expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 27, 2015

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$1,013,465	$1,645,234
Restricted cash	2,368	2,053
Short-term investments	748	58,736
Accounts receivable (net of allowance for doubtful accounts of $145 and $2,410 as of December 31, 2013 and 2014, respectively)	54,598	154,287
Prepaid expenses and other current assets	80,538	221,196
Amounts due from related parties	2,871	9,799
Deferred tax assets - current	3,129	4,844

Total current assets	1,157,717	2,096,149

Property and equipment, net	163,864	272,026
Land use rights, net	75,698	139,107
Acquired intangible assets, net	17,248	51,289
Goodwill	29,509	344,630
Long-term investments	84,293	314,979
Other noncurrent assets	39,621	97,025
Deferred tax assets - noncurrent	946	16,365

TOTAL ASSETS	$1,568,896	$3,331,570

LIABILITIES
Current liabilities (including amounts of the consolidated VIEs without recourse to
Qihoo 360 Technology Co. Ltd. of $137,611 and $367,837 as of December 31, 2013 and 2014, respectively):
Short-term loans	$1,322	$-
Accounts payable	25,030	121,115
Accrued expenses and other current liabilities	120,418	298,831
Deferred revenue-current	46,632	72,890
Amounts due to related parties	517	1,089
Income tax payable	14,679	46,304

Total current liabilities	208,598	540,229

Non-current liabilities (including amounts of the consolidated VIEs without recourse to
Qihoo 360 Technology Co. Ltd. of $2,235 and $9,611 as of December 31, 2013 and 2014, respectively):
Deferred tax liabilities	2,676	8,516
Deferred revenue-noncurrent	3,544	2,281
Long-term debt	600,000	1,635,000
Other non-current liabilities	-	3,276

TOTAL LIABILITIES	$814,818	$2,189,302

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED BALANCE SHEETS - continued

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2013	2014
Commitments and contingencies (Note 20)

EQUITY
Qihoo 360 Technology Co. Ltd. shareholders' equity
Class A ordinary shares ($0.001 par value; 378,000,000 and 378,000,000 shares authorized as of December 31, 2013 and 2014, respectively; 134,123,218 and 147,485,168 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	134	147
Class B ordinary shares ($0.001 par value; 122,000,000 and 122,000,000 shares authorized as of December 31, 2013 and 2014, respectively; 54,767,703 and 45,931,163 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	55	46
Treasury stock	(139)	(139)
Additional paid-in capital	568,675	669,760
Statutory reserves	28,149	49,433
Accumulated other comprehensive income (loss)	20,380	(11,772)
Retained earnings	119,639	321,123

Total Qihoo 360 Technology Co. Ltd. shareholders' equity	736,893	1,028,598
Noncontrolling interest	17,185	113,670

TOTAL EQUITY	754,078	1,142,268

TOTAL LIABILITIES AND EQUITY	$1,568,896	$3,331,570

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2012	2013	2014
Revenues:
Internet services	$328,882	$671,088	$1,370,695
Others	150	-	19,965

Total revenues	329,032	671,088	1,390,660

Cost of revenues:
Internet services	32,762	87,838	297,645
Others	40	-	7,817

Total cost of revenues	32,802	87,838	305,462

Subsidy income	2,570	2,349	8,506

Operating expenses:
Selling and marketing	58,178	110,104	333,701
General and administrative	35,643	117,148	94,260
Product development	156,269	255,248	406,250

Total operating expenses	250,090	482,500	834,211

Income from operations	48,710	103,099	259,493

Interest income	6,715	10,398	25,605
Interest expense	-	(5,572)	(25,518)
Other income	1,243	590	1,803
Exchange gain (loss)	49	5,105	(11,899)
(Loss) gain in connection with short-term investments	(52)	327	10,230
Gain in connection with long-term investments	2,464	11,216	26,780
Gain (loss) on disposal of subsidiaries	3,566	(1,144)	-

Income before income tax expense and loss from equity method investments	62,695	124,019	286,494
Income tax expense	(11,379)	(23,423)	(51,425)
Loss from equity method investments	(4,845)	(2,747)	(18,906)

Net income	46,471	97,849	216,163
Add: Net loss attributable to noncontrolling interest	275	1,803	6,605

Net income attributable to Qihoo 360 Technology Co. Ltd.	46,746	99,652	222,768

Net income per ordinary share-basic	$0.26	$0.55	$1.20
Net income per ordinary share-diluted	$0.25	$0.52	$1.13

Weighted average shares used in calculating net income per ordinary share-basic	176,442,866	180,476,681	185,107,216
Weighted average shares used in calculating net income per ordinary share-diluted	183,623,235	193,036,850	197,491,372

Share-based compensation expense included in:
Cost of revenues	$4	$-	$-
Selling and marketing	$21,260	$15,389	$15,571
General and administrative	$8,365	$69,101	$16,891
Product development	$20,976	$36,597	$62,594

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2012	2013	2014

Net income	$46,471	$97,849	$216,163

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	2,849	11,104	(17,210)
Unrealized loss on available-for-sale investments	-	-	(15,876)

Other comprehensive income (loss)	2,849	11,104	(33,086)

Comprehensive income	49,320	108,953	183,077
Add: Comprehensive loss attributable to noncontrolling interest	277	1,965	7,539

Comprehensive income attributable to Qihoo 360 Technology Co. Ltd	$49,597	$110,918	$190,616

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

								Total
								Qihoo 360
						Accumulated	(Accumulated	Technology
				Additional		other	deficit)	Co. Ltd.
	Ordinary shares		Treasury	paid-in	Statutory	comprehensive	retained	shareholders'	Noncotrolling	Total
	Shares	Amount	stock	capital	reserves	income (loss)	earnings	equity	interest	equity

Balance as of January 1, 2012	179,029,251	$179	$	$363,021	$5,667	$6,263	$(4,277)	$370,853	$639	$371,492
Issuance of ordinary shares in connection with sharebased compensation arrangements	3,512,394	3		-	-	-	-	3	-	3
Share-based compensation	-	-		50,605	-	-	-	50,605	-	50,605
Issuance of ordinary shares in connection with exercise of options	1,615,452	2		6,963	-	-	-	6,965	-	6,965
Provision for statutory reserves	-	-		-	10,408	-	(10,408)	-	-	-
Noncontrolling interest for establishments of subsidiaries	-	-		-	-	-	-	-	422	422
Disposal of noncontrolling interest in subsidiaries	-	-		73	-	-	-	73	(617)	(544)
Net income	-	-		-	-	-	46,746	46,746	(275)	46,471
Other comprehensive income (loss)	-	-		-	-	2,851	-	2,851	(2)	2,849

Balance as of December 31, 2012	184,157,097	184	-	420,662	16,075	9,114	32,061	478,096	167	478,263
Issuance of ordinary shares in connection with share-based compensation arrangements	561,517	1	-	-	-	-	-	1	-	1
Share repurchase	(14,544)	-	(139)	-	-	-	-	(139)	-	(139)
Share-based compensation	-	-	-	121,087	-	-	-	121,087	-	121,087
Issuance of ordinary shares in connection with exercise of options	3,982,385	4	-	19,067	-	-	-	19,071	-	19,071
Issuance of ordinary shares in connection with business acquisitions	204,466	-	-	7,864	-	-	-	7,864	-	7,864
Provision for statutory reserves	-	-	-	-	12,074	-	(12,074)	-	-	-
Addition of noncontrolling interest in connection with business acquisitions	-	-	-	-	-	-	-	-	18,868	18,868
Capital injection of non-controlling interest holders to a subsidiary	-	-	-	-	-	-	-	-	654	654
Disposal of noncontrolling interest in subsidiaries	-	-	-	(5)	-	-	-	(5)	(539)	(544)
Net income	-	-	-	-	-	-	99,652	99,652	(1,803)	97,849
Other comprehensive income (loss)	-	-	-	-	-	11,266	-	11,266	(162)	11,104

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - continued

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

								Total
								Qihoo 360
						Accumulated	(Accumulated	Technology
				Additional		other	deficit)	Co. Ltd.
	Ordinary shares		Treasury	paid-in	Statutory	comprehensive	retained	shareholders'	Noncotrolling	Total
	Shares	Amount	stock	capital	reserves	income (loss)	earnings	equity	interest	equity

Balance as of December 31, 2013	188,890,921	$189	$(139)	$568,675	$28,149	$20,380	$119,639	$736,893	$17,185	$754,078
Issuance of ordinary shares in connection with share-based compensation arrangements	2,691,753	2	-	-	-	-	-	2	-	2
Share-based compensation	-	-	-	90,392	-	-	-	90,392	-	90,392
Issuance of ordinary shares in connection with exercise of options	1,833,657	2	-	15,064	-	-	-	15,066	-	15,066
Provision for statutory reserves	-	-	-	-	21,284	-	(21,284)	-	-	-
Addition of noncontrolling interest in connection with business acquisitions	-	-	-	-	-	-	-	-	97,400	97,400
Capital injection of non-controlling interest holders to subsidiaries	-	-	-	-	-	-	-	-	3,200	3,200
Acquisition of additional equity interests in subsidiaries	-	-	-	(4,371)	-	-	-	(4,371)	3,424	(947)
Net income	-	-	-	-	-	-	222,768	222,768	(6,605)	216,163
Other comprehensive loss	-	-	-	-	-	(32,152)	-	(32,152)	(934)	(33,086)

Balance as of December 31, 2014	193,416,331	$193	$(139)	$669,760	$49,433	$(11,772)	$321,123	$1,028,598	$113,670	$1,142,268

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net income	46,471	97,849	216,163
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	50,605	121,087	95,056
Depreciation and amortization	16,457	42,629	82,531
(Gain) loss on disposal of property and equipment	(838)	213	1,088
Amortization of land use rights	140	1,714	2,256
Loss from impairment of intangible assets	1,348	948	-
Provision of allowance for doubtful accounts	454	157	214
Loss (gain) in connection with short-term investments	52	(327)	(10,230)
Loss on equity method investments	4,845	2,747	18,906
Gain in connection with long-term investments	(2,464)	(11,216)	(26,780)
(Gain) loss on disposal of subsidiaries	(3,566)	1,144	-
Changes in operating assets and liabilities:
Accounts receivable	(6,765)	(30,789)	(88,957)
Prepaid expenses and other current assets	(8,404)	(40,271)	(19,681)
Amount due from related parties	-	(1,645)	(1,428)
Payment for land use rights	(14,102)	(72,888)	(55,103)
Deferred taxes	(1,204)	837	(15,157)
Other noncurrent assets	392	(3,010)	184
Accounts payable	1,164	18,796	83,219
Accrued expenses and other current liabilities	23,274	53,605	67,416
Deferred revenue	10,354	20,466	5,784
Amount due to related parties	83	366	232
Income tax payable	(508)	7,814	24,586

Net cash provided by operating activities	117,788	210,226	380,299

Cash flows from investing activities:
(Increase) decrease in restricted cash	(1,902)	(431)	1,604
Purchase of property and equipment	(68,796)	(118,334)	(170,162)
Proceeds from disposal of property and equipment	2,126	1	112
Purchase of intangible assets	(5,073)	(3,068)	(676)
Purchase of other assets	(459)	-	-
Purchase of short-term investments	-	(997)	(82,934)
Proceeds from disposal of short-term investments	-	762	41,798
Capital contribution for long-term investments	(24,241)	(80,967)	(325,000)
Cash collected from disposal of long-term investments and a subsidiary	13,847	18,880	22,635
Dividends received from a cost method investee	313	413	-
Net cash (paid for) acquired from business acquisitions	258	(9,827)	(148,871)
Deconsolidation of a subsidiary	-	(3,306)	-

Net cash used in investing activities	(83,927)	(196,874)	(661,494)

Cash flows from financing activities:
Repayment for short-term loans	-	-	(13,907)
Proceeds from short-term loans	-	1,314	4,523
Proceeds from issuance of Convertible Senior Notes (net of issuance costs of $12,150 and $18,630 in 2013 and 2014, respectively)	-	587,850	1,016,370
Proceeds from exercise of share options	2,089	23,678	15,947
Cash received from capital contribution by noncontrolling interest shareholders to subsidiaries	36	656	1,632
Cash paid to acquire additional equity interest in a subsidiary	-	-	(650)
Payment for share repurchase	(139)	-	(104,201)

Net cash provided by financing activities	1,986	613,498	919,714

Effect of exchange rate on cash and cash equivalents	1,086	5,951	(6,750)

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2012	2013	2014

Net increase in cash and cash equivalents	36,933	632,801	631,769
Cash and cash equivalents at beginning of year	343,731	380,664	1,013,465

Cash and cash equivalents at end of year	380,664	1,013,465	1,645,234

Supplemental disclosure of cash flow information:
Income tax paid	12,578	13,961	44,810
Interest expense paid	-	-	15,853

Supplemental schedule of non-cash activities:

Payable for interests of Convertible Senior Notes	-	4,808	10,062
Payable for purchasing land use rights, plant, property and equipment and intangible assets	125,760	20,861	15,507
Consideration payable in connection with business acquisitions	-	358	67,665
Issuance of ordinary shares for business acquisition	-	7,864	-

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

As of December 31, 2014, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions including PRC, Hong Kong, U.S.A, Singapore and Japan. The Company's major subsidiaries are as follows:

•	Qiji International Development Limited ("Qiji International")
•	Qifei International Development Co. Limited ("Qifei International")
•	360 International Development Co. Limited ("360 International")
•	Qizhi Software (Beijing) Co., Ltd. ("Qizhi Software")
•	Tianjin Qisi Technology Co., Ltd. ("Tianjin Qisi")
•	Qifei Xiangyi (Beijing) Software Co., Ltd. ("Qifei Xiangyi")

As of December 31, 2014, the Company also effectively controls VIEs under contractual arrangements. The major VIEs are as follows:

•	Beijing Qihu Technology Co., Ltd. ("Beijing Qihu")
•	Beijing Star World Technology Co., Ltd. ("Beijing Star World")

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Equity pledge agreements

Under Qizhi Software's Equity Pledge Agreements with the VIEs and their respective registered shareholders, the registered shareholders of the VIEs pledged all of their respective equity interests in favor of Qizhi Software to secure VIEs' obligations under the Equity Disposition Agreements and Business Operation Agreements described above. If any of the VIEs breaches any of their respective contractual obligations under these agreements seriously, Qizhi Software, as pledgee, will be entitled to dispose the pledged equity interests. The registered shareholders of VIEs agreed not to dispose of, or otherwise create any new encumbrance on their respective equity interests in the VIEs, and not to approve the VIEs to merge with other entities or reorganize in any other forms, without Qizhi Software's prior written consent. Unless terminated at Qizhi Software's sole discretion, each equity pledge agreement has a term of ten years and is renewable at Qizhi Software's sole discretion, similar to the term of EquityDisposition Agreements and Business Operation Agreements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Spousal consent

Under the Spousal Consent letters, the spouse of each married registered shareholder of VIEs has signed a spousal consent letter, whereby the spouse agrees that (i) the equity interests of the VIEs owned by such shareholder will be disposed of only in accordance with the applicable EquityDisposition Agreement, Equity Pledge Agreement, Loan Agreement and other related agreements executed by the shareholder, (ii) such equity interests do not constitute communal property with such shareholder and (iii) the spouse irrevocably and unconditionally waives all rights and benefits with respect to such equity interests, including the right to sue in any court and under all applicable laws.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

The Company's ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. In addition, if any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets and the Company’s ability to operate its business may be negatively affected. As a result of aforementioned risks and uncertainties, the Company may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their shareholders, and it may lose the ability to receive economic benefits from the VIEs.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

The following consolidated financial statement balances and amounts of the Group's VIEs and their subsidiaries were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions between the offshore companies, WFOEs, VIEs and VIEs' subsidiaries in the Group:

	December 31,
	2013	2014

Cash and cash equivalents	$116,575	$239,903
Restricted cash	2,068	2,053
Accounts receivable and other current assets	61,177	242,388

Total current assets	179,820	484,344

Property and equipment, net	91,861	138,345
Acquired intangible assets, net	9,681	32,292
Other noncurrent assets	37,778	301,070

Total noncurrent assets	139,320	471,707

Total assets	319,140	956,051

Deferred revenue-current	30,717	44,869
Accounts payable and other current liabilities	106,894	322,968

Total current liabilities	137,611	367,837
Total noncurrent liabilities	2,235	9,611

Total liabilities	$139,846	$377,448

	Year ended December 31,
	2012	2013	2014

Revenues	$303,200	$527,646	$1,069,308
Net income	$150,408	$263,514	$451,191

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

	Year ended December 31,
	2012	2013	2014

Net cash provided by operating activities	$75,983	$129,175	$439,351
Net cash used in investing activities	(50,951)	(72,678)	(305,996)
Net cash provided by (used in) financing activities	36	1,970	(10,028)

	$25,068	$58,467	$123,327

As of December 31, 2012, 2013 and 2014, the balance of the amount payable by the VIEs and their subsidiaries to WOFEs related to the service fees was US$2.3 million, US$0.1 million and US$3.3 million, respectively and was eliminated upon consolidation.

The Group conducted substantially all of its Internet business through VIEs and the VIEs contributed an aggregate of 92.1%, 78.6% and 76.9% of the consolidated revenues for the years ended December 31, 2012, 2013 and 2014, respectively. The Group's operations not conducted through contractual arrangements with the VIEs primarily consist of its advertisement agency service and technology support service. As of December 31, 2013 and 2014, the VIEs accounted for an aggregate of 20.3% and 28.7%, respectively, of the consolidated total assets, and 17.2% and 17.2%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalent, account receivables, property and equipment, and land use rights. The recognized and unrecognized revenue-producing assets that are held by the VIEs are primarily the following:

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

As of December 31, 2014, approximately 51.2% of the Group's employees that provide the Group's services are hired by the VIEs and their subsidiaries. The nominee shareholders of the VIEs and their subsidiaries have in the past received loans from the Company or WFOEs for capital contribution. There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of restricted net assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include allowance for doubtful accounts, purchase price allocation for business acquisitions, share-based compensation, valuation allowances for deferred tax assets, impairment assessment of long-term investments, impairment assessment of long-lived assets, useful lives of definite-lived intangible assets and other long-lived assets and impairment assessment of goodwill.

Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determine the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principle or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Group measures certain assets, including long-term investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to the long-term investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other than-temporary, and impairment charge to the intangible assets is recorded when their carrying amounts may not be recoverable.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combination

Business combinations are recorded using the acquisition method of accounting. The consideration transferred is measured as the aggregate of the acquisition date fair values of the assets transferred, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operations.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and term deposits, which are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash mainly consists of the cash deposit used to secure for bank's acceptance bills in relation to payment for the construction of a building and for daily operation purchase, the cash balances deposits used to secure for application of an operation right, and cash deposits placed in certain escrow accounts for registration of new VIEs' wholly owned subsidiaries.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Group’s short term investments are comprised of trading securities and available-for-sale investments.

Trading securities

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in the consolidated statements of operations.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Available-for-sale investments

Investments not classified as either trading or as held-to-maturity are classified as available-for-sale investments. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Realized gains and losses and provision for decline in value judged to be other than temporary, if any, are recognized in the consolidated statements of operations.

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

Fair value of financial instruments

Financial instruments primarily consist of cash and cash equivalents, restricted cash, trading securities, short-term and long-term available-for-sale investments, accounts receivable, amounts due from related parties and accounts payable, amounts due to related parties, short-term loans and long-term debt. The carrying amounts of these financial instruments, except for long-term debt and long-term available-for-sale investments, approximate their fair values because of their generally short maturities.

Property and equipment, net

Property and equipment is carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straightline basis over the following estimated useful lives:

Computer equipment and application software	3 – 6 years
Building	44 – 60 years
Office building related facility and machines	10 – 15 years
Furniture and vehicles	3 – 10 years
Leasehold improvements	lesser of the lease term or the
estimated useful life of the assets

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. All the construction-in-progress has been converted into property and equipment during 2014 and there is nil construction-in-progress as of December 31, 2014. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in business combinations. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group's business, estimation of the useful life over which cash flows will occur, and determination of the Group's weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In 2014, the Group assessed the qualitative factors to determine it is not " more likely than not" that the fair value of each reporting unit is less than its respective carrying amount. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2012, 2013 and 2014.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Acquired intangible assets are estimated by management based on the fair value of assets acquired. Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the following estimated useful lives, which are as follows:

Domain names	3 - 10 years
Source code	5 - 8 years
Technology	2 - 10 years
Non-compete agreement	1 - 6 years
Operating license	5 - 30 years
Trademarks	3 - 10 years
User base	0.5 - 1 year
Customer relationship	3 years
Distributor relationship	5 years
Backlog	3 years

Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test is to compare the fair values of assets with their carrying amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates or market price. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Market prices are based on potential purchase quote from third party, if any.

Impairment of long-lived assets other than goodwill

The Company reviews long-lived assets with finite lives including identifiable intangible assets with determinable useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investments and available-for-sale investments.

Cost-method investments

For equity investments that are not considered as equity securities that have readily determinable fair values and over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock, the cost method is used. Investments in limited partnerships over whose operating and financing policies the Group has virtually no influence and with investment less than 5 percent are accounted for using the cost method.

Under the cost method, the Company carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

Equity method investments

The Group applies the equity method to account for an equity investment, in common stock or in-substance common stock over which it has significant influence but does not own a majority equity interest or otherwise control. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee's board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Group initially records its investment at cost and subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group records its share of the results of certain equity investees on a one quarter in arrears basis.

Available-for-sale investments

Available-for-sale investments represent investments in equity investees which are not intended to be realized in cash during the next 12 months are classified as long-term investments. They are measured with the same manner as short-term available-for-sale investments.

The Group continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other Group specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. The Group estimated the fair value of these investee companies based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company's business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Group generates its revenue mainly through internet services. The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

Internet services revenue

Internet services revenue mainly includes online advertising and internet value-added services.

(1)	Online advertising

The Group offer marketing opportunities to customers by providing comprehensive online advertising service solutions, such as sponsored services (advertising services), on both of its PC and mobile platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant. The Group charges fees to customers based on the effectiveness of its comprehensive advertising services, which is typically measured by active users, clicks, transactions and other actions originated from its platform products.  Additionally, fees are also affected by, among other factors, (i) the competitiveness of bidding for sponsored services and keywords by customers, with more intensive bidding typically leading to higher pricing and (ii) the vertical industries that customers operate in, which may result in different effectiveness and benefits of the Group's online advertising services to customers.

The Group generally collect fee of advertising services for customers on a cost over time period model or cost for performance model. For advertising contracts that are charged on the cost over a time period, the Group recognizes revenue ratably over the period the advertising is provided. For contracts that are charged on the cost for performance, the revenue is estimated by the Group based on its internal data, which is confirmed with the respective customers.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition-continued

(1)	Online advertising – continued

The Group engages in nonmonetary transactions such as to allow certain third parties to provide traffic on the non-monetization location of its platform products to show their brand or products in exchange for its brand promotion or more downloads of its platform or security products, and to allow certain third parties to bundle the Group's platform or security products with third parties' software products in exchange for more downloads of its platform or security products. The Group recognizes revenues and expenses at fair value from a nonmonetary transaction only if the fair value of the services exchanged in the transaction is determinable based on the entity's own historical practice of receiving cash, trading securities, or other consideration that is readily convertible to a known amount of cash for similar services from customers unrelated to the counterparty in the nonmonetary transaction. No such transactions were recognized in 2012, 2013 and 2014.

(2)	Internet value-added services

The Group's internet value-added services include offering games developed by third parties and providing other internet value-added services on the Group's platforms.

Games. The Group provides game services and generates revenues from selling in-game currency, which will later be used by game players to purchase in-game virtual items. The Group's game portfolio includes web games and mobile games. All of the games are developed by third-party game developers and can be accessed and played by game players directly through the Group's platform products. The Group primarily views the game developers to be its customers and considers its responsibility under its agreements with the game developers to be promotion of the game developers' games or assisting game developers to enhance game-playing experience. Sometimes, the Group gets exclusive rights in a certain region, that is, other platforms cannot provide the game without the Group’s permission.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Internet services revenue - continued

(2)	Internet value-added services-continued

The Group generally collects payments from game players in connection with the sale of in-game currencies and remits certain agreed-upon percentages of the proceeds to the game developers and records revenue net of remittances. Revenue from the sale of in-game currency is primarily recorded net of remittances to game developers and deferred until the estimated consumption date (i.e., the estimated date in-game currencies are consumed within the game if the Group only provides game promotion services, or the estimated date that virtual items are consumed if game enhancement service is also delivered). The in-game currencies are consumed typically within a short period of time after purchase which ranges from a few days to a few weeks depending on the game. Length of the consumption period is impacted by the Group’s portfolio mix of games and the monetization policy and marketing activity of each individual game as determined by game developers. The virtual items mainly consist of instant items and durable items. The life of instant items is less than one day, and the life of durable items is within months. An insignificant amount of revenue is recognized from durable items.

Purchases of in-game currency or virtual items are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game is insignificant. To date, the Group has never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game.

Other internet value-added services. The Group provides online lottery purchase services and serves as an agent for providing online distribution services and payment collection services on behalf of third-parties, such as collection payment for mobile charges, e-books and etc. The Group provides payment collection services mainly through third-party professional payment and settlement institutions. The Group generally charges commission as a percentage of the gross proceeds or collection amount, and the revenue is estimated by the Group based on its internal system, which is confirmed with the respective cooperators.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Other services

The Group offers enterprise information security products and related services to customers, such as firewalls, gateways and internet security monitoring system. Most of the Group’s revenue arrangements with customers is the sale of hardware products, bundled with software that is essential to the functionality of the hardware. The Group recognizes revenue for the sale of such hardware products after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. Product is considered delivered to the customers once it has been shipped and title, risk of loss and rewards of ownership have been transferred.

Deferred revenue

Deferred revenue primarily includes cash received in advance from customers or end users and unrecognized license fee related to a license granted under a nonmonetary transaction, and deferred subsidy income. The unused cash balances remaining in customers or users' accounts are recorded as a liability. Deferred revenues related to prepayments from third party customers or end users will be recognized as revenue when all of the revenue recognition criteria are met, and deferred revenue related to license fee will be recognized as revenue based on the contract term.

Costs of revenues

Cost of revenues primarily consists of business tax, value added tax ("VAT") and related surcharges, payment collection costs, traffic acquisition costs, salaries and benefits, bandwidth costs, depreciation of equipment, cost of inventories, and revenue sharing to third party partners.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program was to be phased in Beijing and Tianjin in September and December 2012, respectively. Starting from September 1, 2012, certain subsidiaries and VIEs of the Group became subject to VAT and related surcharges by various Chinese local tax authorities at rates ranging from 3.21% to 19.04% on revenue generated from providing services and enterprise information security products which were previously subject to business tax.

Business tax and VAT included in revenues and cost of revenues for the years ended December 31, 2012, 2013 and 2014 were $18,434, $39,909 and $80,514, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Product development expenses

The product development expenses primarily consist of costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets.

Advertising costs

Advertising costs are expensed as incurred. The Group incurred advertising costs of $21,082, $62,301 and $231,198 for the years ended December 31, 2012, 2013 and 2014, respectively, which were recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the lessor are accounted for as operating leases. The Group recognizes the operating lease expenses on a straight-line basis over the lease periods.

Subsidy income

Government subsidy is recorded as a liability in deferred revenue when received, and recognized as subsidy income Company complies with the conditions required for the subsidy. The Group recognized subsidy income of $2,570, $2,349 and $8,506 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net income per share - continued

The Group has share options, nonvested shares and convertible senior notes which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income per share, the effect of the share options is computed using the treasury stock method. The dilutive effect of the convertible senior notes is computed using as-if converted method.

Foreign currency translation

The functional and reporting currency of the Company and its subsidiaries located in HK is the United States dollar ("U.S. dollar"). The financial records of the Company's subsidiaries, VIEs and VIEs' subsidiaries located in the PRC are maintained in its local currency, the Renminbi ("RMB") which is the functional currency of these entities.

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

Comprehensive income

Comprehensive income of the Group includes the cumulative foreign currency translation adjustments, unrealized gains (losses) on available-for-sale investments and net income for the year. Comprehensive income is reported in the statements of comprehensive income.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Risks and uncertainties

The Group participates in a dynamic industry with rapid changes in regulations, technology trends, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Group's future financial position, results of operations, or cash flows: advances and trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory or other PRC related factors; risks associated with the Group's ability to attract and retain certain necessary employees to support its growth; risks associated with the Group's ability to keep and increase the user base; risks associated with the Group's growth strategies; risks associated with the Group’s ability to maintain and enhance brand and reputation and general risks associated with the internet security industry, and risks surrounding pending litigations.

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

Details of the customers that account for 10% or more of total revenues are as follow:

	Year ended December 31,
	2012	2013	2014

Customer
A	5%	*-	*-
B	10%	*-	*-

Details of the customers accounting for 10% or more of accounts receivable are as follows:

	December 31,
	2013	2014

Customer
B	32%	*-
C	*-	14%

“*” means less than 10%

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards adopted

In July 2013, the FASB issued an Accounting Standard Update ("ASU") which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The FASB's objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted

In April 2014, the FASB issued a new pronouncement which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization's operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization's results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The Group is in the process of evaluating the impact of this pronouncement to its consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

An explanation of the reasons for significant changes.

The Group is in the process of evaluating the impact of this pronouncement to its consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The adoption of this pronouncement will not have a significant impact on the Group’s consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

The FASB has issued ASU 2015-03 which changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The ASU specifies that “debt issuance costs related to a note shall be reported in the balance sheet as a direct deduction from the face amount of that note” and that “amortization of debt issuance costs also shall be reported as interest expense.” The ASU’s Basis for Conclusions observes that in practice, debt issuance costs incurred before the associated funding is received (i.e., before the issuance of the debt liability) are deferred on the balance sheet until that debt liability amount is recorded.

The amendments do not affect the current guidance on the recognition and measurement of debt issuance costs. For example, the costs of issuing convertible debt would not change the calculation of the intrinsic value of an embedded conversion option that represents a beneficial conversion feature under ASC 470-20-30-13. Thus, entities may still need to track debt issuance costs separately from a debt discount.

For public business entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments is permitted for financial statements that have not been previously issued.

The amendments should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (i.e., debt issuance cost asset and the debt liability).

The Group is in the process of evaluating the impact of this pronouncement to its consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.	ACQUISITIONS

(1)	Acquisition of internet service business

In January 2014, the Group acquired 100% equity interest of a game platform company with consideration of $66,146. The acquisition provided synergies with the existing business.

The aggregate acquisition consideration consisted of (i) an initial consideration of $47,363 in cash, which was paid in 2014; and (ii) a contingent consideration of $20,000 in cash, subject to whether the amount of gross charges generated from the game platforms for the year ended December 31, 2014 meets specific targets stated in the acquisition agreement. The fair value of the contingent consideration was determined to be $18,783 at the acquisition date based on an estimation of the achievement of the operation goal. Fair value change in contingent consideration amounted $1,217 was recognized in consolidated statement of operations for the year ended December 31, 2014.

The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The total purchase price was allocated at the acquisition date as follows:

US$

Cash	$14,730
Other net liabilities acquired, excluding intangible assets and related deferred tax liabilities	(18,238)
Intangible assets
Non-compete agreement	5,438
Domain name	3,008
Technology	2,314
User base	1,296
Goodwill	60,612
Deferred tax liability	(3,014)
Total	$66,146

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

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.	ACQUISITIONS – continued

The operating results of this acquired business have been included in the Group's consolidated financial statements since the date of acquisition. It contributed net revenue of $138,919, and net loss of $7,504 to the Group's consolidated statement of operations for the year ended December 31, 2014.

In July 2014, the Group sold a portion of this acquired business to one of its former shareholder for a total consideration of $12,000. The net carrying value of the disposed game platform business was $12,000 including goodwill of $9,951 allocated to the disposed business based on the relative fair values of the disposed business and the retained business at the disposal date. No gain or loss was recognized for this disposal.

(2)	Acquisition of internet service business

In May 2014, the Group acquired 60% equity interest of an internet service company with consideration of $134,332 to expand its service scope in online advertising services. Among the total purchase consideration, $124,332 was paid upon the consummation of the acquisition and $10,000 was held back to satisfy losses, if any, for which the Group is entitled to indemnification from the selling shareholders. The holdback amount will be paid to the selling shareholders upon the first anniversary of the consummation of the acquisition.

The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The total purchase price was allocated at the acquisition date as follows:

US$

Cash	$49,564
Other net liabilities acquired, excluding intangible assets and the related deferred tax liabilities	(10,372)
Intangible assets
Technology	9,377
Non-compete agreement	3,259
Customer relationship	1,204
Goodwill	148,751
Deferred tax liability	(2,076)
Non-controlling interest	(65,375)
Total	$134,332

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.	ACQUISITIONS – continued

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

The operating results of this acquired business have been included in the Group's consolidated financial statements since the date of acquisition. It contributed net revenue of $25,946, and net loss of $5,829 to the Group's consolidated statement of operations for the years ended December 31, 2014.

(3)	Acquisition of enterprise information security business

In October 2014, the Group acquired 75.1% equity interest of an enterprise information security company with a total consideration of $126,065 to expand its service offerings. The acquisition provided synergies with the existing business.

The aggregate acquisition consideration consisted of (i) an initial consideration of $123,897 in cash, $89,938 was paid upon the consummation of the acquisition in 2014; and (ii) a contingent consideration of $2,168 in cash, subject to the net income generated from the enterprise information security business for the year ended December 31, 2018, December 31, 2019 and December 31, 2020 meeting certain specified targets stated in the acquisition agreement. The Group determines no fair value change in contingent consideration for the year ended December 31, 2014.

The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The total purchase price was allocated at the acquisition date as follows:

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

(3)	Acquisition of enterprise information security business - continued

US$

Cash	$50,292
Other net liabilities acquired, excluding intangible assets and related deferred tax liabilities	(22,324)
Intangible assets
Distributor relationships	7,006
Technology	3,436
Operating license	1,808
Customer relationships	1,303
Backlog	1,254
Trademarks	880
Goodwill	115,757
Deferred tax liability	(2,353)
Non-controlling interest	(30,994)
Total	$126,065

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

The operating results of this acquired business have been included in the Group's consolidated financial statements since the date of acquisition. It contributed net revenue of $18,934, and net gain of $5,426 to the Group's consolidated statement of operations for the years ended December 31, 2014.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

Pro forma

The following summarized unaudited pro forma results of operations for the year ended December 31, 2013 and 2014 assuming that all material acquisitions as stated in (1), (2) and (3) of this note during the two-year period ended December 31, 2014 occurred as of January 1, 2013. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2013, nor is it indicative of future operating results.

	Year ended December 31,
	2013	2014
	(Unaudited)	(Unaudited)
	US$	US$
Pro forma revenue	841,573	1,415,532
Pro forma net income (loss)	106,846	212,558
Pro forma earnings (loss) per ordinary share-basic	0.59	1.15
Pro forma earnings (loss) per ordinary share-diluted	0.55	1.08

(4)	Other acquisitions

Year 2014

(i)	In May, 2014, the Group acquired 60% equity interest of an internet security business with a cash consideration of $1,092, which was fully paid in 2014. Goodwill of $122 was recognized from this acquisition.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

(ii)	In October, 2014, the Group acquired 100% equity interest of an internet security business with a cash consideration of $684, which was fully paid in 2014. Goodwill of $289 was recognized from this acquisition.

(iii)	In November, 2014, the Group acquired 100% equity interest of an internet service business with a cash consideration of $1,302, which has not been paid as of December 31, 2014. Goodwill of $912 was recognized from this acquisition.

Year 2013

(i)	In May, 2013, the Group acquired an internet service business with a cash consideration of $1,790, which was fully paid in 2013. Goodwill of $1,248 was recognized from this acquisition;

(ii)	In May, 2013, the Group acquired 51% equity interest of a data center business with a cash consideration of $3,257, which was fully paid in 2013. Goodwill of $317 was recognized from this acquisition;

(iii)	In July 2013, the Group acquired 51% equity interest of an overseas internet service company with consideration of $7,864 which was settled in the form of 204,466 ordinary shares of the Company, based upon the closing price of the Company's ADSs at the acquisition date, goodwill of $8,319 was recognized from this acquisition. One of the selling shareholders is the Chairman and Chief Executive Officer of the Company. The Company settled the consideration of $1,989 for 28.53% equity interest from the Chairman and Chief Executive Officer by issuance of 51,722 ordinary shares, equivalent to 34,481 ADSs, based upon the closing price of the Company's ADSs at the acquisition date.;

(iv)	In September 2013, the Group acquired another 60% equity interest from the third-party shareholders for a cash consideration of $7,966, fully paid in 2013 and goodwill of $8,762 was resulted from the acquisition; and

(v)	In November 2013, the Group acquired 51% equity interest of an internet service company by contributing $10,000 as registered capital to the acquiree, fully paid in 2013 and goodwill of $6,346 was resulted from the acquisition.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

Pro forma

The following summarized unaudited pro forma results of operations for the year ended December 31, 2012 and 2013 assuming that all material acquisitions as stated in (4) of this note during the two-year period ended December 31, 2013 occurred as of January 1, 2012. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2012, nor is it indicative of future operating results.

	Year ended December 31,
	2012	2013
	(Unaudited)	(Unaudited)
	US$	US$
Pro forma revenue	336,774	676,414
Pro forma net income	43,857	95,937
Pro forma earnings (loss) per ordinary share-basic	0.25	0.53
Pro forma earnings (loss) per ordinary share-diluted	0.24	0.50

Year 2012

In September 2012, the Group acquired the remaining 65% equity interest in one of its equity method investees, a software development business with cash consideration of $312. $185 cash consideration was paid during 2012 and the remaining $127 was paid in 2013.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2013	2014

Accounts receivable	$54,743	156,697
Allowance for doubtful accounts	(145)	(2,410)

Accounts receivable, net	$54,598	$154,287

Movement of allowance for doubtful accounts is as follows:

	December 31,
	2012	2013	2014

Balance at beginning of year	$68	$213	$145
Addition in connection with business acquisition	-	-	2,020
Charge to expense	154	157	349
Write offs during the year	(10)	(229)	(74)
Exchange rate differences	1	4	(30)

Balance at end of year	$213	$145	$2,410

 QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2013	2014

Prepayment for share repurchase (i)	$-	$104,201
Prepaid expenses and other receivables	19,921	46,266
Advance to suppliers	15,577	34,238
Prepayment related to investments (ii)	12,325	29,704
Interest receivable	3,219	5,314
Receivables related to share options (iii)	29,496	1,473

Prepaid expenses and other current assets	$80,538	$221,196

(i)	The board of directors of the Group approved a $200 million share repurchase program in October 2014. As of December 31, 2014, the Company prepaid $104 million for the repurchase of shares. The Company completed the share repurchase program in February 2015.

(ii)	The Group made several payments to establish new companies with other independent third parties. The prepayments will be recorded as long-term investments when the investees are legally established.

(iii)	Amount represents the exercise cost to be received by the Group from a trading institution after the Group's employees exercised their stock options through such institution.

6.	INVESTMENTS

Short-term investments

The Group’s short-term investments consist of trading securities and available-for-sale investments. The carrying amount and fair value of the Group’s trading securities and short-term available-for-sale investments as of December 31, 2013 and 2014 were as follows:

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.	INVESTMENTS-continued

	As of December 31, 2013
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
Short-term investment:
Trading securities	179	168	(94)	-	253
Available-for-sale securities:
Others	495	-	-	-	495

Short-term investment	674	168	(94)	-	748

	As of December 31, 2014
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
Short-term investment:
Trading securities	253	92	(172)	-	173
Available-for-sale securities:
Listed equity securities	51,747	1,667	(9,856)	—	43,558
Bank financial products	14,505	—	—	—	14,505
Others	500	—	—	—	500
Short-term investment	67,005	1,759	(10,028)	—	58,736

The management of the Group determined that there was no impairment on such investment during the years ended December 31, 2012, 2013 and 2014.

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investments and available-for-sale investments.

Cost-method investments

The carrying amount of Company’s all cost method investments was $46,012 and $137,134 as of December 31, 2013 and 2014, respectively. The Group held less than 20% equity interest in its cost method investments except for the below investment:

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.	INVESTMENTS-continued

In July 2012, the Group invested $482 in an entity engaged in internet service company, to purchase 26.51% of its equity interest. In January 2014, the Group made an additional investment for consideration of $17,445. As of December 31, 2014, the Group held 38.11% equity interest. The Group used the cost method to account for this investment though the Group held over 20% of its voting stock since the Group did not have the ability to exercise significant influence over the operating and financing activities of the investee.

The total impairment losses on cost method investments were $761, $867 and $578 during the years ended December 31, 2012, 2013 and 2014, respectively.

Equity-method investments

The carrying amount of Company’s equity method investments was $38,281 and $130,201 as of December 31, 2013 and 2014, respectively, with voting interests ranging from 10% to 65%. Details of the significant investments are as follows:

(i)	In November 2011, the Group acquired 30% equity interest of an internet security company through a nonmonetary transaction. In June 2012, the Group made an additional investment for an aggregate price of $2,140 in cash to avoid diluting in its series B financing. In December 2013, the Group made another additional investment for an aggregate price of $25,000 in cash in its series C financing. In December 2014, the Group made another additional investment for an aggregate price of $9,360 in cash in its series D financing. As of December 31, 2014, the Group held 40.8% equity interest with a carrying amount is $22,276.

(ii)	In December 2014, the Group purchased 40% of a hardware develop company’s equity interest for purchase price of $17,568.

The Group shared loss of $4,845, $2,747 and $18,906 from its equity method investments during the years end December 31, 2012, 2013 and 2014, respectively.

The total impairment losses on equity method investments were $1,541, $4,137 and $1,943 during the years ended December 31, 2012, 2013 and 2014, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.	INVESTMENTS - continued

Available-for-sale investments

The carrying amount and fair value of the Group’s available-for-sale investments were $nil and $47,644 as follows as of December 31, 2013 and 2014.

	As of December 31, 2014
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
Long-term investment:
Available-for-sale securities:
Listed equity securities	57,335	9,988	(19,679)	—	47,644

The Group reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators such as market condition for the investees’ industry and products and services. No impairment loss on available-for-sale investments was recognized for the years end December 31, 2012, 2013 and 2014.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

7.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group measured its financial assets including cash equivalents, trading securities and available-for-sale investment at fair value on a recurring basis as of December 31, 2013 and 2014.

Cash equivalents represented term deposits that can be withdrawn at any time and are stated at fair value. Trading securities and available-for-sale equity investments included listed equity securities that are traded publicly in the open market. The Group classified such financial assets as investments within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

Bank financial products are measured at costs which approximate their fair values in the consolidated balance sheets. The Group benchmarks the costs against fair values of comparable investments as of balance sheet date, and categorized all fair value measures of bank financial products as Level 2 of the fair value hierarchy because they are valued using directly or indirectly observable inputs in the market place.

The contingent consideration related to business acquisition was classified within Level 3 of the fair value hierarchy because it is measured using significant unobservable inputs when determining its fair value by applying the income approach. The significant unobservable input was the discount rate of 13% and 14% which approximated to the industry weighted average cost of capital.

The following table shows the fair value of the Group's financial assets and liabilities measured at recurring basis as of December 31, 2013 and 2014:

	As of December 31, 2013				As of December 31, 2014
	Fair Value Measurements at the Reporting Date Using				Fair Value Measurements at the Reporting Date Using
	Quoted prices in	Significant			Quoted prices in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	instruments	inputs	inputs	Total	instruments	inputs	inputs	Total
	(level 1)	(level 2)	(level 3)	balance	(level 1)	(level 2)	(level 3)	balance

Cash equivalents-term deposits	$683,994	$-	$-	$683,994	$1,129,833	$-	$-	$1,129,833
Short-term investments:
Trading securities	253	-	-	253	173	-	-	173
Available-for-sale investments
Listed equity securities	-	-	-	-	43,558	-	-	43,558
Bank financial products	-	-	-	-	-	14,505	-	14,505
Others	-	495	-	495	-	500	-	500
Long-term investments
Listed equity securities	-	-	-	-	47,644	-	-	47,644
Contingent consideration	-	-	-	-	-	-	(22,168)	(22,168)

Total	$684,247	$495	$-	$684,742	$1,221,208	$15,005	$(22,168)	$1,214,045

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

7.	FAIR VALUEMEASUREMENTS - continued

Measured on recurring basis - continued

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2014, which only contains contingent consideration:

Total
Balance at December 31, 2013	-

Addition in connection with business acquisition (Note 3(1)&(3))	20,951
Increase in fair value	1,217

Balance at December 31, 2014	22,168

There was no such assets and liabilities existed during the years ended December 31, 2013.

Measured on nonrecurring basis

Long-term investments, goodwill and other intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized.

The Group measured the fair value of the purchased intangible assets using the "cost," "income approach-excess earnings" and "with & without" valuation method.

The Group measured the fair value of long term investments and acquired intangible assets using income approach based on which to recognize the impairment loss in respective years. These assets are considered as Level 3 assets because the Group used unobservable inputs to determine their fair values. The Group estimated the fair value of these investee companies and acquired intangible assets based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

8.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2014

Computer equipment and application software	$149,877	$276,078
Building	46,471	88,036
Office building related facility and machines	14,022	27,988
Furniture and vehicles	4,672	8,656
Leasehold improvements	1,354	6,092
Construction in Progress	5,469	-

	221,865	406,850
Less: Accumulated depreciation and amortization	58,001	134,824

Property and equipment, net	$163,864	$272,026

Depreciation and amortization expenses for the years ended December 31, 2012, 2013 and 2014 were $14,768, $38,453 and $71,906, respectively.

9.	LAND USE RIGHTS, NET

	December 31,
	2013	2014

Land use rights	$77,590	$143,194
Less: accumulated depreciation and amortization	1,892	4,087

Land use rights, net	$75,698	$139,107

Amortization expenses for land use rights totaled $140, $1,714 and $2,256 for the years ended December 31, 2012, 2013 and 2014.

Future amortization expense will be $3,278 per year for each of the next five years through December 31, 2019.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.	GOODWILL

	2013	2014

Beginning balance	$4,628	$29,509
Goodwill acquired in acquisitions of business	24,992	316,492
Exchange rate differences	(111)	(1,371)

Ending balance	$29,509	$344,630

The Group assessed the qualitative factors to determine it is not more likely than not that the fair value of each reporting unit is less than its respective carrying amount. There was no impairment of goodwill during the years ended December 31, 2012, 2013 and 2014.

11.	ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the acquired intangible assets are as follows:

Definite-lived intangible assets

	December 31,
	2013	2014

Definite-lived
Domain names	$2,482	$5,140
Technology	12,013	28,043
Non-compete agreement	3,985	13,026
Customer relationship	2,973	5,110
Distributor relationship	-	6,930
Others	3,666	8,926

Total acquired definite-lived intangible assets	25,119	67,175
Less: Accumulated amortization
Domain names	(859)	(1,252)
Technology	(3,450)	(7,627)
Non-compete agreement	(1,584)	(4,426)
Customer relationship	(507)	(1,552)
Distributor relationship	-	(347)
Others	(1,322)	(3,225)
Less: Impairment loss
Domain names	(424)	(413)
Technology	(887)	(859)
Others	(72)	(70)

Acquired definite-lived intangible assets, net	$16,014	$47,404

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

11.	ACQUIRED INTANGIBLE ASSETS, NET - continued

Definite-lived intangible assets - continued

Amortization expenses for the years ended December 31, 2012, 2013 and 2014 were $1,689, $4,176 and $10,625 respectively. Amortization expenses for the years ending December 31, 2015, 2016, 2017, 2018 and 2019 and after are expected to be $12,571, $8,692, $7,688, $6,680 and $11,613 respectively.

The Group performed impairment analysis and recognized an impairment loss of $1,151, $107 and $nil for the year ended December 31, 2012, 2013 and 2014, respectively for intangible assets with determinable useful lives.

Indefinite-lived intangible assets

	December 31,
	2013	2014

Indefinite-lived
Domain names	$371	$2,937
Trademarks and others	2,200	2,253

Total acquired indefinite-lived intangible assets	2,571	5,190
Less: Accumulated impairment loss
Domain names	(288)	(282)
Trademarks and others	(1,049)	(1,023)

Accumulated impairment loss	(1,337)	(1,305)

Acquired indefinite-lived intangible assets, net	$1,234	$3,885

On December 31 of each year, the Group evaluated the remaining useful lives of the intangible assets with indefinite lives to determine whether events and circumstances continue to support an indefinite useful life. Based on impairment assessment, the Group recognized an impairment loss of $197, $841 and $nil for the years ended December 31, 2012, 2013 and 2014, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIBILITIES

	December 31,
	2013	2014

Payable related to investment and acquisition	$365	$64,545
Payable for third-party service fee	30,017	56,772
Accrued agent rebates	16,891	53,090
Accrued payroll	19,217	37,540
Other tax payable	12,094	21,097
Deposits from advertising customers	10,060	19,747
Payable for purchasing long-term assets	20,861	15,507
Accrued interest expenses of convertible senior notes (see note 14)	4,808	10,062
Other current liabilities	6,105	20,471

Total	$120,418	$298,831

13.	DEFERRED REVENUE

Deferred revenue primarily consists of customer advance and deferred income. Customer advance represents service fees prepaid by customers for which the relevant services have not been provided. Deferred income mainly includes deferred subsidy income and deferred reimbursement of ADS depositary service.

	December 31,
	2013	2014

Deferred revenue - current
Customers advance	$33,979	$52,548
Deferred income	12,653	20,342

Total deferred revenue - current	$46,632	$72,890

Deferred revenue - noncurrent
Customers advance	$1,612	$1,606
Deferred income	1,932	675

Total deferred revenue - noncurrent	$3,544	$2,281

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.	LONG-TERM DEBT

On September 5, 2013, the Company issued and sold publicly a tranche of unsecured senior notes with an aggregate principal amount of US$600 million which will mature on September 15, 2018 (the “2018 Notes”) at par.

On August 6, 2014, the Company issued and sold publicly two tranches of unsecured senior notes:

(i)	an aggregate principal amount of US$517.50 million which will mature on August 15, 2020 (the “2020 Notes”); and
(ii)	an aggregate principal amount of US$517.50 million which will mature on August 15, 2021 (the “2021 Notes”).

The 2018 Notes , 2020 Notes and 2021 Notes are collectively referred as “Notes”. The Notes will be the Company’s senior unsecured obligations and will rank (1) senior in right of payment to any of the Group's existing and future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Group's existing and future unsecured indebtedness that is not so subordinated, (3) junior in right of payment to any of the Group's secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all existing and future indebtedness and other obligations (including trade payables and lease obligations) incurred by the Group's subsidiaries.

The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of December 31, 2014, $1,635,000 was accounted as the value of the Notes in long-term debt.

Debt issuance costs were $ 30,780 and were recorded as deferred issuance costs, which were included in other noncurrent assets, are being amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835-30-35-2. The net proceeds the Company received from the issuance of the Notes were $587,850 and $1,016,370 for the year ended December 31, 2013 and 2014, respectively.

The 2018 Notes bear interest at the rate of 2.50% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on March 15, 2014. The 2020 Notes bear interest at the rate of 0.5% per annum and the 2021 Notes bear interest at the rate of 1.75% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on February 15, 2015. At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.	LONG-TERM DEBT - continued

The interest expense included in the consolidated statements of operations for the years ended December 31, 2014 and 2013, respectively, is as follows:

For the year ended
December 31, 2014

Interest expense at an annual rate of 2.50%	$15,981
Interest expense at an annual rate of 0.50%	$1,042
Interest expense at an annual rate of 1.75%	$3,614
Amortization of debt issuance costs	$3,373

Total interest expense	$24,010

For the year ended
December 31, 2013

Interest expense at an annual rate of 2.50%	$4,808
Amortization of debt issuance costs	$743

Total interest expense	$5,551

The main terms of the Notes are summarized as follows:

Redemption

The 2018 Notes, 2020 Notes and 2021 Notes are not redeemable prior to the maturity date of September 15, 2018, August 15, 2020, and August 15, 2021, respectively, except as described below.

(1)	Non-contingent redemption option at the option of the holder

The holders of the Notes (the "Holders") have an option to require the Company to repurchase for cash all or any portion of their 2018 Notes on September 15, 2016, 2020 Notes on August 15, 2017, and 2021 Notes on August 15, 2019. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.	LONG-TERM DEBT - continued

(2)	Contingent redemption option at the option of the holder

If a fundamental change as stipulated in the Indenture dated September 5, 2013 in connection with the 2018 Notes, August 6, 2014 in connection with the 2020 Notes and 2021 Notes, occurs at any time prior to the maturity, the Holders have the option to require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

The Company believes that the likelihood of occurrence of events considered as a fundamental change is remote.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.	LONG-TERM DEBT - continued

Redemption - continued

(3)	Redemption option at the option of the Company

On or after September 15, 2016, August 15, 2017 and August 15, 2019, the Company may redeem any or all of the 2018 Notes, 2020 Notes, and 2021 Notes, respectively, in cash at the redemption price, provided that the last reported sale price of the Company's ADSs for 20 or more trading days in a period of 30 consecutive trading days ending within 10 trading days immediately prior to the date of the redemption notice exceeds 130% of the applicable conversion price in effect on each such trading day. The redemption price will equal 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Any notes redeemed by the Company will be paid for in cash.

These embedded redemption features are considered clearly and closely related to the debt host pursuant to ASC 815-15-25 and does not meet the requirements for bifurcation.

Conversion

The Holders may convert their 2018 Notes, 2020 Notes, and 2021 Notes in integral multiples of $1 principle amount at an initial conversion rate of $110.96, $ 125.33, and $ 120.77 per ADS, respectively, at any time prior to the maturity date. Upon conversion of the Notes, the Company will deliver shares of the Company's ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change as stipulated in the Indenture dated September 5, 2013 in connection with this 2018 Note, August 6, 2014 in connection with the 2020 Notes and 2021 Notes, the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

The conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the conversion option is considered indexed to the entity's own stock and classified in stockholders' equity.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.	INCOME TAXES

Cayman

The Company is a tax-exempted company incorporated in the Cayman Islands.

Hong Kong

The Company's wholly-owned subsidiaries in Hong Kong are subject to the unified tax rate of 16.5% in Hong Kong for the years ended December 31, 2012, 2013 and 2014. Under the Hong Kong tax laws, these subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

The Company's wholly-owned subsidiary in Singapore, incorporated in 2013, is subject to the unified tax rate of 17% in Singapore for the year ended December 31, 2013 and 2014. There are no withholding taxes in Singapore on remittance of dividends.

Japan

The Company's majority-owned subsidiary in Japan, acquired in 2013, is subject to the unified tax rate of 25.5% plus 2.55% surcharge in Japan for the year ended December 31, 2013 and 2014. The company also needs to pay fixed amount local income tax to the local tax authorities on monthly basis, on the employee headcount and capital amount. The normal withholding tax rate is 20.42% in Japan on remittance of dividends and could be reduced to 10% under the tax treaty between Hong Kong and Japan.

United States of America ("USA")

The Company's wholly-owned subsidiary in USA, incorporated in 2013, is subject to the progressive tax rate from 15% to 39% for the federal income tax in the USA and 8.7% for the state income tax in Delaware for the year ended December 31, 2013 and 2014. The normal withholding tax rate is 30% in the USA on remittance of dividends.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Under the New EIT Law and its implementing rules, an enterprise which qualifies as a "high and new technology enterprise" ("HNTE") is entitled to a tax rate of 15%. An enterprise which qualifies as a "Software Enterprise" can enjoy an income tax exemption for two years beginning with its first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. An enterprise which is approved to adopt the "deemed-profit method" can file its income tax by calculating as 2.5% of the gross revenues.

Qizhi Software, Beijing Qihu and Beijing Star World were recognized as HNTE by relevant PRC government authorities, and were entitled to a reduced EIT rate of 15% for 2012, 2013 and 2014.

Tianjin Qisi was recognized as Software Enterprise by relevant PRC government authorities in March 2011 and entitled to the preferential tax treatment of "2-year exemption plus 3-year half rate" commencing from its first profit-making year for EIT purposes. For the year ended December 31, 2012 and 2013, Tianjin Qisi enjoys the 2-year tax exemption. Tianjin Qisi was entitled to a preferential tax rate of 12.5% for the year ended December 31, 2014.

Qifei Xiangyi was recognized as Software Enterprise by relevant PRC government authorities on Nov 11, 2013 and entitled to the preferential tax treatment of "2-year exemption plus 3-year half rate" commencing from its first profit-making year for EIT purposes. As a consequence, for the year ended December 31, 2013 and 2014, Qifei Xiangyi enjoys the 2-year tax exemption.

Certain other PRC subsidiaries and VIEs are not subject to the unified tax rate of 25% as a result of adopting the "deemed-profit method" or the recognition as a qualified "Software Enterprise" or “HNTE”. And the other VIEs and VIEs' subsidiaries are all subject to the unified tax rate of 25%.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Aggregate undistributed earnings of the Company's subsidiaries, VIEs and VIEs' subsidiaries located in the PRC that are available for distribution to the Company of $651,006 at December 31, 2014 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

Detailed information about income tax of the Group's subsidiaries and VIEs is as below:

The current and deferred portion of income tax expense included in the consolidated statements of operations is as follows:

	For the year ended December 31,
	2012	2013	2014

Current income tax expense	$12,062	$22,382	$69,693
Deferred income tax (benefit) expense	(683)	1,041	(18,268)

Total income tax expense	$11,379	$23,423	$51,425

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.	INCOME TAXES - continued

PRC - continued

The principal components of the deferred tax assets and liabilities are as follows:

	December 31,
	2013	2014

Current deferred tax assets
Accrued payroll	$2,889	$5,141
Provision of allowance for doubtful accounts	92	478
Deferred revenue-current	306	660
Less: Valuation allowance	(158)	(1,435)

Current deferred tax assets, net	3,129	4,844

Noncurrent deferred tax assets
Deferred revenue-noncurrent	383	339
Intangible assets	266	953
Fixed assets	66	100
Subsidy income	231	270
Net operating loss carry forwards	4,592	9,193
Promotion fee	-	13,894
Unrealized loss on available-for-sale investments	-	2,462
Less: Valuation allowance	(4,592)	(10,846)

Noncurrent deferred tax assets, net	946	16,365

Noncurrent deferred tax liabilities
Acquired intangible assets	2,676	8,159
Unrealized gain on available-for-sale investments	-	357

Noncurrent deferred tax liabilities	$2,676	$8,516

The Company operates through its subsidiaries and VIEs and the valuation allowance is considered on each individual subsidiary and VIE basis. The subsidiaries and VIEs registered in the PRC have total net operating loss carry forwards of $50,874 as of December 31, 2014 which will expire on various dates between December 31, 2015 and December 31, 2019.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.	INCOME TAXES - continued

PRC - continued

Reconciliation between the income tax expense computed by applying the PRC tax rate to income before income tax and the actual provision for income tax is as follows:

	For the year ended December 31,
	2012	2013	2014

Income before income tax expense	$62,695	$124,019	$286,494
PRC statutory income tax rate	25%	25%	25%
Income tax expense at the statutory income tax rate	15,674	31,005	71,624
Permanent differences	870	1,663	5,506
Effect of different income tax calculation method required by tax bureau	67	48	(5)
Effect of tax exempt status in Cayman Islands and other jurisdictions	12,217	30,241	24,701
Effect of different income tax rate in Hong Kong	(25)	168	273
Effect of income tax holiday and preferential tax rates	(17,844)	(43,460)	(58,529)
Changes in valuation allowance	420	3,758	7,855

Income tax expense	$11,379	$23,423	$51,425

Certain consolidated entities of the Group enjoy tax holidays granted by the local tax authorities. Without the tax holidays, the Group's income tax expense would have increased by $17,844, $43,460 and $58,529 for the years ended December 31, 2012, 2013 and 2014, respectively. The impact of the tax holidays on basic net income per ordinary share was an increase of $0.10, $0.24 and $0.32 for the years ended December 31, 2012, 2013 and 2014, respectively.

16.	ORDINARY SHARES

The Company's Memorandum and Articles of Association, as amended, authorizes the Company to issue 500,000,000 ordinary shares with a par value of $0.001 each as of December 31, 2012, 2013 and 2014, respectively.

In January 2012, the Company's board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to $50 million worth of the Company's outstanding ADSs. In July 2012 and August 2012, the Company repurchased 900 and 8,796 ADSs, respectively, at a price of $14.50 and $14.31 through open-market transactions. In March 2013, the Company completed the legal process of registration for the repurchased stock.

In December 2013, the Company issued 51,722 ordinary shares to a related party of the Company and 76,372 and 76,372 ordinary shares to each of the two selling shareholders , in connection with the Company's acquisition of 51% equity interest in an overseas internet service company (see note 3 (4)).

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

16.	ORDINARY SHARES - continued

In the years of 2012, 2013 and 2014, the Company issued 5,127,846, 4,543,902 and 4,525,410 ordinary shares for future delivery to the employees and nonemployees upon exercise of share options or grant of nonvested shares, respectively.

As of December 31, 2014, there are 147,485,168 Class A ordinary shares and 45,931,163 Class B ordinary shares outstanding, par value $0.001 per share.

The board of Company approved a $200 million share repurchase program in October 2014. As of December 31, 2014, the Company prepaid $104 million for repurchase of shares at market prices through open market transactions. The Company completed the share repurchase program in February 2015.

17.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	2012	2013	2014

Net income attributable to Qihoo 360 Technology Co. Ltd	46,746	99,652	222,768
Undistributed earnings allocated to participating unvested shares (i)	2,049	3,175	3,848

Net income attributable to Class A and Class B ordinary shareholders for computing basic net income per ordinary share	44,697	96,477	218,920

Net income attributable to nonvested shareholders for computing basic net income per participating unvested shares (i)	2,049	3,175	3,848

Weighted average ordinary shares outstanding used in computing basic net income per Class A and Class B ordinary share	168,709,221	174,727,288	181,909,716
Weighted average shares used in calculating net income per participating unvested share-basic	7,733,645	5,749,393	3,197,500
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed exercise of stock options and nonvested shares using the treasury stock method	7,180,369	12,560,169	12,384,156
Weighted average ordinary shares outstanding used in computing diluted net income per Class A and Class B ordinary share (i)	183,623,235	193,036,850	197,491,372

Net income per Class A and Class B ordinary share-basic	0.26	0.55	1.20
Net income per participating unvested share-basic	0.26	0.55	1.20
Net income per Class A and Class B ordinary share-diluted	0.25	0.52	1.13

(i)	The net income attributable to Qihoo 360 Technology Co. Ltd. was allocated among Class A and Class B ordinary shares, and certain nonvested shares pro rata on the basis of their right to participate in dividends.

For the year 2012, 2013 and 2014, 4,990,513, 533,054 and 244,797 share options were excluded as their effect was anti-dilutive, respectively.

For the year 2012, 2013 and 2014, nil, 2,578,779 and 13,116,846 ordinary shares resulting from the assumed conversions of Convertible Senior Notes were excluded from the calculation of diluted net income per share as their effect was anti-dilutive.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

On April 1, 2011, the Company adopted the 2011 Employee Share Incentive Plan (the "2011 Plan") for the granting of share options and nonvested shares (see note 18) to employees and nonemployees to reward them for services to the Company and to provide incentives for future service. The share options expire ten years from the date of grant.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

	Year ended December 31,
	2012	2013	2014
Risk-free interest rate	2.83% - 3.35%	3.40% - 4.02%	3.96%~4.61%
Expected life (years)	6.35	6.35	5.85~6.35
Volatility	46.98% - 74%	46.04% - 46.68%	44.28%~46.02%
Dividend yield	-	-	-

(1)	Volatility

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

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Share options - continued

(3)	Expected term

For the options granted to employees, as the Group did not have sufficient historical share option exercise experience, it estimated the expected term average based on a consideration of factors including contractual term and vesting period.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

The following table summarizes the option activity for the year ended December 31, 2014:

		Weighted average	Weighted average	Aggregate
		exercise price	remaining contractual	intrinsic value
	Number of options	per option	life (Years)	(in thousands)

Outstanding at December 31, 2013	11,482,513	$10.04	7.55	512,964
Granted	258,500	45.35
Exercised	(1,833,657)	7.96
Expired	(3,000)	58.49
Forfeited	(720,366)	20.23

Outstanding at December 31, 2014	9,183,990	$10.57	6.61	257,557

Vested and exercisable at December 31, 2014	4,913,833	7.00	6.09	153,647

Vested and expect to vest at December 31, 2014	16,690,231	8.32	6.28	502,394

The weighted-average grant-date fair value per option granted for the years ended December 31, 2012, 2013 and 2014 was $6.77, $13.19 and $32.61, respectively.

The total intrinsic value of options exercised for the years ended December 31, 2012, 2013 and 2014 was $19,486, $138,364 and $98,112, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

The Group recognized $26,997, $21,921 and $16,702 share-based compensation expense for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, there was $18,875 unrecognized share-based compensation expense relating to share options. The expense is expected to be recognized over a weighted-average remaining vesting period of 0.73 years.

Certain subsidiaries also have equity incentive plans. Total share-based compensation expenses recognized and unrecognized from such plans were insignificant, both individually and in aggregate, for all years presented.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The nonvested shares granted or vested in accordance with the 2006 Share Plan will, be held by Young Vision, Sino Honor and Strengthen Goal, and all rights (including without limitation, the voting rights and the right to receive the share certificates) attached to such shares will be exercised byYoung Vision, Sino Honor and Strengthen Goal at their sole and absolute discretion, except that the grantee shall have the right to all the monetary benefits deriving from the shares vested when the shares are disposed of in accordance with the 2006 Share Plan. Since the unvested nonvested shares are entitled to the same rights (including nonforfeitable dividend rights) and obligations as ordinary shares, these shares are considered participating securities.

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

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Nonvested shares - continued

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

The following table summarizes information regarding the nonvested shares granted:

		Weighted average
		fair value per
	Number of	nonvested share
	nonvested shares	at the grant date

Outstanding at December 31, 2013	10,070,794	$15.44
Granted	2,734,139	56.27
Vested	(3,086,753)	12.79
Forfeited	(1,174,065)	33.32

Outstanding at December 31, 2014	8,544,115	$26.85

Vested and to be transferred to grantees at December 31, 2014	21,503,321

Vested and expect to vest at December 31, 2014	31,574,115

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Nonvested shares - continued

Included in the nonvested shares granted during 2013, there were 1,000,000 nonvested shares granted to the two co-founders of the Company to reward them for their outstanding performance in the past years. These nonvested shares vested immediately and the Company recognized $57,027 share based compensation expense as a result of such grant for the year ended December 31, 2013.

The fair value of the nonvested shares was determined by the closing sales price of the shares as quoted on the principal exchange or system. The total fair value of the nonvested shares vested for the years ended December 31, 2012, 2013 and 2014 was $8,361, $70,980 and $39,476, respectively.

The Group recognized $23,608, $99,166 and $77,364 share based compensation expense for the years ended December 31, 2012, 2013 and 2014 respectively.

As of December 31, 2014, total unrecognized compensation expense relating to the nonvested shares was $104,592. The expense is expected to be recognized over a weighted average period of 2.94 years using the graded vesting attribution method.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

19.	RELATED PARTY BALANCES AND TRANSACTIONS

The amounts due from related parties mainly represent borrowings provided by the Group to investees in which the Group did not hold controlling interests, and amounts in connection with services provided by the Group to such investees, which arose in the ordinary course of business.

The amounts due to related parties mainly represent unpaid revenue sharing in connection with game operation, which arose in the ordinary course of business.

The transactions between the Group and related parties were insignificant, both individually and in aggregate.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES

(1)	Operating commitments

The Group has future rental commitments related to facilities and offices under non-cancelable operating lease agreements, advertising agreements and fees commitment related to obtain exclusive rights of operating games on the Group's platform.

Future minimum payments under those commitments as of December 31, 2014 were as follows:

2015	27,437
2016	6,460
2017	4,061
2018	2,070
2019 and after	4,641

44,669

Rental expenses under operating leases for 2012, 2013 and 2014 were $5,967, $5,057 and $12,871, respectively.

(2)	Other commitments

The Group has future commitment relates to interest payable in connection with the issuance of Notes (see Note 14).

Assuming all debt was held to maturity, future maximum payments under those commitments as of December 31, 2014 were as follows:

2015	26,644
2016	26,644
2017	26,644
2018	22,269
2019 and after	27,977

130,178

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES - continued

(3)	Contingencies

In October 2012, two affiliates of Baidu brought an unfair competitive practices and copyright infringement claim against the Group in the First Intermediate People's Court of Beijing, alleging that the Group breached the Robots Exclusion Protocol to access Baidu's content without authorization and seeking $16.1 million (RMB100.0 million) in damages. The court heard the case in October 2013 and ruled that the Group’s actions constituted unfair competition and awarded $0.1 million (RMB500,000) as damage to Baidu in August 2014. $0.1 million was accrued by the Group for such contingency. Baidu appealed in the Higher People’s Court of Beijing in August 2014. This case is currently pending.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES - continued

(3)	Contingencies - continued

In February 2013, the Group brought a defamation claim against Shanghai Jingwen Culture Communication Co., Ltd. or Shanghai Jingwen, in the Xuhui District People's Court of Shanghai, alleging that Shanghai Jingwen published and distributed a series of false articles and reports against the Group on its website and electronic newspapers by maliciously accusing the level of safety and security of its products. The Group sought retraction of the defamatory statements, an apology from Shanghai Jingwen and $8.1 million (RMB50.0 million) in damages. In September 2014, the court ruled that Shanghai Jingwen’s actions constituted defamation and awarded $0.2 million (RMB1.5 million) and public apology to the Group. Shanghai Jingwen appealed to the First Intermediate People’s Court of Shanghai, and this case is currently pending.

In October 2013, two affiliates of Sogou Inc. brought an unfair competitive practices claim against the Group in the Intermediate People’s Court of Xi’an, alleging that the Group used its software to change user default settings without their permission, including setting their default browser as 360 Safe Browser, which interfered with their use of Sogou’s browser. The claim sought cessation of the unfair competitive practices and $7.3 million (RMB45.5 million) in damages. This case was heard in July 2014 and is currently pending. In September 2013, the Group brought an unfair competitive practices claim against two affiliates of Sogou Inc., or Sogou, in the Second Intermediate People’s Court of Beijing, alleging that Sogou made defamatory statements on its public Weibo account and through online videos against the Group and seeking cessation of the unfair competitive practices, a retraction of the defamatory statements and $8.1 million (RMB50.0 million) in damages. This case was heard in May 2014 and the court ruled in December 2014 that the litigation shall be suspended, pending for the outcome of the unfair competition case brought by Sogou against the Group in Xi’an.

In October 2013, two affiliates of Sogou Inc. brought an unfair competitive practices claim against the Group in the Second Intermediate People’s Court of Beijing, alleging that the Group’s 360 Safe Guard issued blocking notifications for other types of software, which negatively impacted their ability to run their business. The claim sought cessation of the unfair competitive practices and $8.1 million (RMB50.0 million) in damages. In January 2015, the court ruled that the Group’s actions constituted unfair competition and awarded $0.8 million (RMB5.1 million) as damage to Sogou. The Group appealed to the Higher People’s Court of Beijing and the case is currently pending. $0.8 million was accrued by the Group for such contingency based on the ruling of the court.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES - continued

(3)	Contingencies - continued

In December 2014, Baidu brought an unfair competitive practice claim against the Group in the Intellectual Property Court of Beijing, alleging that the Group’s 360 Safe Guard issued pop-up notifications to block Baidu’s security software and made defamatory comments against Baidu in user’s name. The claim sought cessation of the unfair competitive practices and $1.6 million (RMB10.1 million) in damages. This case is currently pending.

In December 2014, Baidu brought an unfair competitive practice claim against the Group in the Intellectual Property Court of Beijing, alleging that the Group’s search engine showed negative information when users are searching relevant key words to “Baidu” or “Li Yanhong”, which caused severe reputational damage to Baidu. The claim sought cessation of the unfair competitive practices and $1.6 million (RMB10.2 million) in damages. This case is currently pending.

In December 2014, Baidu brought an unfair competitive practice claim against the Group in the Intellectual Property Court of Beijing, alleging that the Group set 10 key words in the pull-down menu of the search results prompt box of Baidu’s search engine and by clicking those key words the users would be redirected to the search results pages of 360 search engine. The claim sought cessation of the unfair competitive practices and $1.6 million (RMB10.0 million) in damages. This case is currently pending.

Other than the aforementioned lawsuits, the Group is also a party to several legal proceedings or claims in China that the Group believes are immaterial.

Based on information currently available, the Group cannot reasonably estimate the loss that is reasonably possible at this stage except for two of above cases. Therefore, $nil, $0.9 million and $0.9 million contingency loss were recognized in the consolidated financial statements as of December 31, 2012, 2013 and 2014, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

21.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group’s chief operating decision maker is the Chief Executive Officer and the President, who review consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating resources and assessing performance of the Group. The Group has operating segments: internet services and others. Others are insignificant.

The Group does not allocate any assets to its operating segments as management does not believe that allocating these assets is useful in evaluating these segments' performance. Accordingly, the Group has not made disclosure of total assets by reportable segment.

	For the years ended December 31,
	2012	2013	2014
Revenues:
Internet services	$328,882	$671,088	$1,370,695
Others	150	-	19,965
	329,032	671,088	1,390,660
Cost of revenues:
Internet services	(32,762)	(87,838)	(297,645)
Others	(40)	-	(7,817)
	(32,802)	(87,838)	(305,462)
Gross profit:
Internet services	296,120	583,250	1,073,050
Others	110	-	12,148
	296,230	583,250	1,085,198
Operating expenses:
Product development	(156,269)	(255,248)	(406,250)
Selling and marketing	(58,178)	(110,104)	(333,701)
General and administrative	(35,643)	(117,148)	(94,260)
Total operating expenses	(250,090)	(482,500)	(834,211)
Subsidy income	2,570	2,349	8,506
Income from operations	$48,710	$103,099	$259,493

Substantially all of the Group’s revenues for the three years ended December 31, 2012, 2013 and 2014 were generated from the PRC. Similarly, substantial all of the identifiable assets of the Group are located in the PRC. Accordingly, no geographical information is presented.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

22.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the mainland China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were $18,125, $31,441 and $54,926 for the years ended December 31, 2012, 2013 and 2014, respectively.

PRC legal restrictions permit payments of dividends by the Group's PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC entities must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. These reserve funds include the (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other two funds are at the Group's discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. The Group has made appropriation to these statutory reserve funds of $10,408, $12,074 and $21,284 for the years ended December 31, 2012, 2013 and 2014, respectively.

23.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group's PRC subsidiaries, VIEs and VIEs' subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income be set aside as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group's PRC subsidiaries, VIEs and VIEs' subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balance of restricted net assets was $261,895and $474,595, of which $89,243 and $246,880 was attributed to the paid in capital and statutory reserves of the VIEs and VIEs' subsidiaries and $172,652, and $227,715 was attributed to the paid in capital and statutory reserves of the Company's PRC subsidiaries, as of December 31, 2013 and 2014, respectively. The PRC subsidiaries' accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs' revenues and accumulated profits may be transferred to Qizhi Software through contractual arrangements without the consent of a third party.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

24.	SUBSEQUENT EVENTS

In December 2014, the Group entered into an agreement with Coolpad Group Limited, a leading smartphone manufacturer in China, to form a joint venture which will focus on designing, manufacturing, marketing and distributing smartphones and other mobile Internet devices. The Group acquired a 45% stake in the joint venture at a consideration of $409.05 million in cash. The transaction is expected to close in the second quarter of 2015.

In October 2014, the Group’s board of directors and shareholders approved another share repurchase program, which provided authorization to purchase up to $200 million worth of its outstanding ADSs.  This program was completed in February 2015.

In March 2015, the Group authorized the repurchase of up to additional US$200 million of the Company's American Depositary Shares. The share repurchases are currently expected to be made through open market purchases or privately negotiated transactions as market conditions warrant, at prices the Company deems appropriate, and in accordance with the Securities and Exchange Commission requirements.

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$695,515	$1,242,129
Restricted cash	300	-
Short-term investments	253	6,839
Prepaid expenses and other current assets	3,206	111,872
Amounts due from subsidiaries and VIEs	167,395	459,303
Deferred tax assets - current	306	412

Total current assets	866,975	1,820,555

Acquired intangible assets, net	2,449	1,205
Investments in subsidiaries and VIEs	449,893	799,123
Long-term investments	17,139	45,211
Other noncurrent assets	11,707	26,964
Deferred tax assets - noncurrent	383	103

TOTAL ASSETS	$1,348,546	$2,693,161

LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	6,760	12,455
Deferred revenue-current	1,150	1,539
Amounts due to subsidiaries and VIEs	2,306	15,184

Total current liabilities	10,216	29,178

Deferred revenue-noncurrent	1,437	385
Long-term debt	600,000	1,635,000

TOTAL LIABILITIES	$611,653	$1,664,563

EQUITY
Qihoo 360 Technology Co. Ltd. shareholders' equity
Class A ordinary shares ($0.001 par value; 378,000,000 and 378,000,000 shares authorized as of December 31, 2013 and 2014, respectively; 134,123,218 and 147,485,168 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	134	147
Class B ordinary shares ($0.001 par value; 122,000,000 and 122,000,000 shares authorized as of December 31, 2013 and 2014, respectively; 54,767,703 and 45,931,163 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	55	46
Treasury stock	(139)	(139)
Additional paid-in capital	568,675	669,760
Accumulated other comprehensive income (loss)	20,380	(11,772)
Retained earnings	147,788	370,556

Total shareholders' equity	736,893	1,028,598

TOTAL EQUITY	736,893	1,028,598

TOTAL LIABILITIES AND EQUITY	$1,348,546	$2,693,161

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2012	2013	2014

Cost of revenues	4	-	-

Operating expenses:
Selling and marketing	21,289	15,519	15,666
General and administrative	10,815	73,372	19,305
Product development	21,782	38,211	59,375

Total operating expenses	53,886	127,102	94,346

Loss from operations	(53,890)	(127,102)	(94,346)

Interest income	4,702	6,341	20,264
Interest expense	-	(5,551)	(24,010)
Other income	1,277	1,197	1,447
Exchange gain (loss)	412	5,100	(11,520)
(Loss) gain in connection with short-term investments	(52)	327	10,230
Gain in connection with long-term investments	-	413	-

Loss before income tax expense and earnings from subsidiary and VIEs	(47,551)	(119,275)	(97,935)
Income in earnings of subsidiaries and VIEs	94,639	219,247	321,088

Income before income tax expense	47,088	99,972	223,153
Income tax expense	(342)	(320)	(385)

Net income attributable to Qihoo 360 Technology Co. Ltd.	$46,746	$99,652	$222,768

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2012	2013	2014

Net income	$46,746	$99,652	$222,768

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	2,851	11,266	(42,342)
Unrealized loss on available-for-sale investments	-	-	10,190

Other comprehensive income (loss)	2,851	11,266	(32,152)

Comprehensive income	49,597	110,918	190,616

Add: Comprehensive loss attributable to noncontrolling interest	-	-	-

Comprehensive income attributable to Qihoo 360 Technology Co. Ltd.	$49,597	$110,918	$190,616

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

							Total
							Qihoo 360
					Accumulated	(Accumulated	Technology
				Additional	other	deficit)	Co. Ltd.
	Ordinary shares			paid-in	comprehensive	retained	shareholders'
	Shares	Amount	Treasury Stock	capital	income (loss)	earnings	equity

Balance as of January 1, 2012	179,029,251	$179	$-	$363,021	$6,263	$1,390	$370,853
Issuance of ordinary shares in connection with share-based compensation arrangements	3,512,394	3	-	-	-	-	3
Share-based compensation	-	-	-	50,605	-	-	50,605
Issuance of ordinary shares in connection with exercise of options	1,615,452	2	-	6,963	-	-	6,965
Disposal of noncontrolling interest in subsidiaries	-	-	-	73	-	-	73
Net income	-	-	-	-	-	46,746	46,746
Other comprehensive income	-	-	-	-	2,851	-	2,851

Balance as of December 31, 2012	184,157,097	184	-	420,662	9,114	48,136	478,096
Issuance of ordinary shares in connection with share-based compensation arrangements	561,517	1	-	-	-	-	1
Share repurchase	(14,544)	-	(139)	-	-	-	(139)
Share-based compensation	-	-	-	121,087	-	-	121,087
Issuance of ordinary shares in connection with business acquisition	204,466	-	-	7,864	-	-	7,864
Issuance of ordinary shares in connection with exercise of options	3,982,385	4	-	19,067	-	-	19,071
Disposal of noncontrolling interest in subsidiaries	-	-	-	(5)	-	-	(5)
Net income	-	-	-	-	-	99,652	99,652
Other comprehensive income	-	-	-	-	11,266	-	11,266

Balance as of December 31, 2013	188,890,921	189	(139)	568,675	20,380	147,788	736,893
Issuance of ordinary shares in connection with share-based compensation arrangements	2,691,753	2	-	-	-	-	2
Share-based compensation	-	-	-	90,392	-	-	90,392
Issuance of ordinary shares in connection with exercise of options	1,833,657	2	-	15,064	-	-	15,066
Acquisition of additional equity interests in subsidiaries	-	-	-	(4,371)	-	-	(4,371)
Net income	-	-	-	-	-	222,768	222,768
Other comprehensive loss	-	-	-	-	(32,152)	-	(32,152)

Balance as of December 31, 2014	193,416,331	$193	$(139)	$669,760	$(11,772)	$370,556	$1,028,598

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOW

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2012	2013	2014

Cash flows from operating activities
Net income	46,746	99,652	222,768
Adjustments to reconcile net income to net cash provided by operating activities
Share-based compensation	50,605	121,087	89,686
Gain from investments in subsidiaries and VIEs	(94,639)	(219,247)	(321,089)
Depreciation and amortization	582	1,476	1,243
Loss (gain) in connection with short-term investments	52	(327)	(10,230)
Gain in connection with long-term investments	-	(413)	-
Prepaid expenses and other current assets	(2,307)	463	(3,788)
Deferred taxes	(178)	(53)	174
Other noncurrent assets	-	743	3,373
Accrued expenses and other current liabilities	149	5,488	5,694
Deferred revenue	700	215	(662)
Amount due from/to subsidiaries and VIEs	(21,816)	(128,738)	(280,582)

Net cash used in operating activities	(20,106)	(119,654)	(293,413)

Cash flows from investing activities
(Increase) decrease in restricted cash	(300)	-	300
Purchase of intangible assets	(1,500)	(1,500)	-
Purchase of short-term investments	-	(510)	(30,025)
Proceeds from sale of short-term investments	-	762	35,335
Capital contribution for long-term investments	(450)	(15,760)	(39,928)
Dividends received from a cost method investee	-	413	-
Investment in subsidiaries	(1,200)	-	(53,771)

Net cash used in investing activities	(3,450)	(16,595)	(88,089)

Cash flows from financing activities
Proceeds from issuance of Convertible Senior Notes (net of issuance costs of $12,150 and $18,630 in 2013 and 2014, respectively)	-	587,850	1,016,370
Proceeds from exercise of share options	2,089	23,678	15,947
Payment for share repurchase	(139)	-	(104,201)

Net cash provided by financing activities	1,950	611,528	928,116

Net (decrease) increase in cash and cash equivalents	(21,606)	475,279	546,614
Cash and cash equivalents at beginning of year	241,842	220,236	695,515

Cash and cash equivalents at end of year	220,236	695,515	1,242,129

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

