Form 20-F
period 2015-12-31
Qihoo 360 Technology Co Ltd
filed 2016-04-28
CIK 1508913

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to_________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

151,592,057 Class A ordinary shares and 42,568,349 Class B ordinary shares, par value $0.001 per share, as of December 31, 2015.

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

☐ Yes   ☐ No

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

•	“We,” “us,” “our,” and “our company” refer to Qihoo 360 Technology Co. Ltd., its subsidiaries and consolidated entities, collectively;

•	“Group” refers to Qihoo 360 Technology Co. Ltd., its subsidiaries, its variable interest entities and variable interest entities’ subsidiaries, collectively;

•	“Qihoo 360” refers to Qihoo 360 Technology Co. Ltd.;

•	“Qizhi Software” refers to Qizhi Software (Beijing) Co., Ltd.;

•	“Shares” or “ordinary shares” refers to our ordinary shares, including Class A and Class B ordinary shares, par value $0.001 per share.

•	“ADSs” refers to our American depositary shares, every two of which represents three Class A ordinary shares;

•	“ADRs” refers to the American depository receipts, which, if issued, evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China, and “$” or “U.S. dollars” refers to the legal currency of the United States; and

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.4778 to $1.00, the noon buying rate in effect on December 31, 2015 in New York City for cable transfers of Renminbi as certified by the Federal Reserve Bank of New York for customs purposes. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the RMB may materially adversely affect your investment.” On April 15, 2016, the noon buying rate was RMB6.5004 to $1.00.

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

The following selected consolidated statements of operations data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statements of operations data for the years ended December 31, 2011 and 2012 and our consolidated balance sheets as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	($ in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Internet services	166,961	328,882	669,817	1,367,618	1,680,355
Smart hardware and IOT devices	—	—	—	—	58,423
Others	890	150	1,271	23,042	65,805
Total revenues	167,851	329,032	671,088	1,390,660	1,804,583
Cost of revenues:
Internet services	18,680	32,762	87,334	290,076	332,858
Smart hardware and IOT devices	—	—	—	—	51,498
Others	238	40	504	15,386	39,401
Total cost of revenues	18,918	32,802	87,838	305,462	423,757
Subsidy income	151	2,570	2,349	8,506	20,647
Operating expenses:
Selling and marketing	46,836	58,178	110,104	333,701	483,615
General and administrative	19,141	35,643	117,148	94,260	161,363
Product development (1)	64,962	156,269	255,248	406,250	495,964
Total operating expenses	130,939	250,090	482,500	834,211	1,140,942
Income from operations	18,145	48,710	103,099	259,493	260,531
Interest income	2,594	6,715	10,398	25,605	23,721
Interest expense	(53)	—	(5,572)	(25,518)	(32,553)
Other (expense) income	(3)	1,243	590	1,803	435
Exchange (loss) gain	6,294	49	5,105	(11,899)	1,113
(Loss) gain in connection with short-term investments	(220)	(52)	327	10,230	77,745
(Loss) gain in connection with long-term investments	(902)	2,464	11,216	26,780	38,955
Gain (loss) on deconsolidation of subsidiaries	—	3,566	(1,144)	—	64,238
Income before income tax expense and loss from equity method investments	25,855	62,695	124,019	286,494	434,185
Income tax expense	(10,874)	(11,379)	(23,423)	(51,425)	(119,485)
Loss from equity method investments	(437)	(4,845)	(2,747)	(18,906)	(61,539)
Net income	14,544	46,471	97,849	216,163	253,161
Add: Net loss attributable to noncontrolling interest	1,059	275	1,803	6,605	53,807
Net income attributable to Qihoo 360 Technology Co. Ltd.	15,603	46,746	99,652	222,768	306,968

	Year Ended December 31,
	2011	2012	2013	2014	2015

Net income attributable to ordinary shareholders of Qihoo 360 Technology Co. Ltd.	14,832	46,746	99,652	222,768	306,968
Net income per ordinary share—basic	0.10	0.26	0.55	1.20	1.65
Net income per ordinary share—diluted	0.09	0.25	0.52	1.13	1.58
Weighted average shares used in calculating net income per ordinary share—basic	149,068,287	176,442,866	180,476,681	185,107,216	185,859,435
Weighted average shares used in calculating net income per ordinary share—diluted	172,992,515	183,623,235	193,036,850	197,491,372	215,268,020

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

	As of December 31,
	2011	2012	2013	2014	2015
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	343,731	380,664	1,013,465	1,645,234	1,092,968
Total assets	423,958	689,529	1,568,896	3,331,570	3,655,163
Total current liabilities	46,560	203,714	208,598	540,229	2,361,289
Total liabilities	52,466	211,266	814,818	2,189,302	2,382,357
Capital stock	179	184	189	193	195
Noncontrolling interest	639	167	17,185	113,670	80,926
Total equity	371,492	478,263	754,078	1,142,268	1,272,806

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

The PC and mobile Internet industry is characterized by rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in mobile devices resulting from technological development may also adversely affect our business. In 2009, we began to offer mobile security products and services in response to this market trend, and we currently have a full suite of mobile products, such as mobile app stores and mobile browsers supporting both iOS- and Android-based mobile devices. In December 2015, the number of Chinese smartphone users of our key mobile security product, 360 Mobile Safe, reached 868 million and our Android-based app store, 360 Mobile Assistant, continued to hold the largest Android app distribution market share despite intense competition. However, if we are slow to develop new products and services for the latest mobile devices, or if the products and services we develop are not widely accepted and used by mobile device users, we may not be able to capture a significant share of this increasingly important market. In addition, the widespread adoption of new Internet, mobile, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

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

In the three years ended December 31, 2013, 2014 and 2015, online advertising services accounted for 62.2%, 54.4% and 67.1% of our total revenues, respectively. We offer marketing opportunities to our customers by providing comprehensive online advertising solutions, such as sponsored links, on both our PC and mobile platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant. Our online advertising customers generally pay for such services on a pay-for-effectiveness basis. They may not continue to do business with us if their investments do not generate effective sales leads and ultimately revenues. If we fail to retain existing customers or attract new customers for our online advertising services, our business, results of operations and growth prospects could be seriously harmed.

Legal proceedings or allegations of impropriety against us or our management could have a material adverse impact on our reputation, results of operation, financial condition and liquidity.

From time to time, we have been, and may be in the future, subject to lawsuits or allegations brought by our competitors, individuals or other entities against us or our management, including claims of unfair, unethical, fraudulent or otherwise inappropriate business practices. Certain key members of our management team have also been in the past alleged to have committed wrongdoings in their current and/or prior business affiliations. Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrongdoing by any key member of our management team could harm our reputation and user base and distract our management from day-to-day operations of our company. We are currently involved in several lawsuits in PRC courts where our competitors instituted proceedings or asserted counterclaims against us or we instituted proceedings or asserted counterclaims against our competitors relating to anti-trust issues, unfair competition and defamation. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings.” We cannot assure you that we or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. In 2013, we recorded $0.9 million in contingent liabilities for two legal cases, and in 2014, we also recorded $0.9 million in contingent liabilities for two legal cases. In 2015, we recorded $0.2 million in contingent liabilities for one legal case. However, when we record or revise our estimates of contingent liabilities in the future, our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against our competitors may not be successful or favorable to us. These litigations and allegations may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect the size of our user base and the number of our paying customers. In addition to the related costs, managing and defending litigation and related indemnity obligations can significantly divert our management’s and the board of directors’ attention from operating our business. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows, as well as the trading price of our ADSs.

We face significant competition and may consequently suffer from a loss of users and customers.

We face significant competition from Internet security product and service providers and PRC-based Internet companies. The competitive standing of an Internet security market player in China largely depends on the technological reputation of its brand, the size of its user base, its technological expertise, the effectiveness of its security software as well as its business model. We compete in the Internet security market with other companies providing anti-virus software, such as Cheetah Mobile Inc. and Beijing Rising Information Technology Co., Ltd. We also compete with PRC-based Internet companies that, like us, build Internet platforms to offer value-added services and online advertising services. Our primary competitor in this market is Tencent Holdings Limited, or Tencent, one of the largest Internet companies in China. In December 2015, Tencent’s QQ instant messaging software had an active user penetration rate in China of 94.3%, while our security products had an active user penetration rate in China of 92.4%, according to iResearch. Additionally, our primary competitors in the search market are Baidu Inc., or Baidu, and Sogou Inc., or Sogou. See “Item 4. Information on the Company — B. Business Overview — Competition” for a description of our principal competitors in each of our product and services categories. Some of our competitors have significantly greater financial resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more intensely for users and customers, investing more heavily in research and development and making strategic acquisitions. If any of our competitors provides better Internet products and services than we do, our user base and user traffic could decline significantly. Any such decline could weaken our brand, result in losing users and customers and have a material adverse effect on our results of operations.

Furthermore, in an increasingly competitive environment, our competitors may adopt business practices or take other actions that could be harmful to us, and we may have difficulties in obtaining remedies against such actions. Any increase in competition could erode our market share, reduce our user base and customer base, and increase our marketing and product development expenditures, which could materially adversely affect our business, financial condition and operating results.

Our competitors may cause their products to be incompatible with ours, which may reduce our market share.

As two of the largest providers of client software in China, we and Tencent may from time to time compete for users. On November 3, 2010, Tencent issued a letter to users of Tencent QQ, Tencent’s popular instant message software, announcing its decision to disable the widely used Tencent QQ on computers that had installed our security products, effectively requiring users to either stop using Tencent QQ or uninstall our Internet security products. As a result, a significant number of users stopped using Tencent QQ or our Internet security products, or both. Due to the large number of Internet users that were affected, this incident was extensively reported in the media and attracted government scrutiny. On November 21, 2010, the Ministry of Industry and Information Technology, or the MIIT, ordered that Tencent and we end the dispute, apologize to affected users and ensure the compatibility of products concerned. We lost some users in the first several days of this dispute before our user base quickly returned to its prior level. Since then, the MIIT has increased its regulation of competition in the Internet industry, including “Certain Provisions on the Regulation of Internet Information Service,” effective March 2012, which prevents software companies that cause product incompatibility from competing in market. However, our competitors may continue to make their products incompatible with ours or direct and/or induce their users to not use our products, which may reduce our market share, negatively affect our brand and reputation and materially and adversely affect our business, results of operations or financial condition.

If our expansion into new PC and mobile Internet businesses, as well as overseas and hardware markets is not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new PC and mobile Internet businesses from time to time by leveraging our expansive user base to generate additional revenue streams. We have expanded and may continue to expand into other markets, such as enterprise information security, smartphones and other smart hardware and overseas, through investment or strategic alliances with other market participants. Expansion into new businesses and new markets may present operational and marketing challenges that are different from those that we currently encounter. For each new business or market we enter into, we face competition from existing leading providers in that business or market. For example, to offer enterprise information security solutions, we need to adopt new technologies suitable to corporate information technology systems and manage corporate clients. Entering into overseas markets subjects us to new regulatory and competitive landscape, among other things. If we cannot successfully address the new challenges and compete effectively against the existing leading players in the new businesses or markets, we may not be able to develop a sufficiently large customer and user base, recover costs incurred for marketing new businesses or developing new markets, or make a profit from these businesses or markets, and our future results of operations and growth prospects may be materially and adversely affected.

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

We believe that our “360” brand and our reputation have contributed significantly to the success of our business. We also believe that maintaining and enhancing the “360” brand and our reputation are critical to increasing the number of our users and customers. As our market becomes increasingly competitive, our success in maintaining and enhancing our brand and reputation will depend largely on our ability to remain as a leading provider of Internet and mobile security products and services in China, which may become more expensive and challenging.

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

We generate a significant portion of our online advertising revenues from a limited number of customers. Revenues from our top five online advertising customers comprised 15.6%, 8.4% and 10.9% of our total revenues in 2013, 2014 and 2015, respectively. We enter into non-exclusive, short-term agreements with our online advertising customers, which are typically renewed on a quarterly or annual basis. Although we continue to diversify our customer base, we anticipate that a limited number of customers will continue to generate a meaningful portion of our online advertising revenues for the foreseeable future. Consequently, any of the following events may materially and adversely impact our business, results of operations and growth prospects:

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

Our ability to provide our products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could affect the performance and reliability of our Internet security products and services and directly impact our users. Service interruptions may damage our brand and reduce our user base if our products and services are perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, wars, earthquakes, floods, fires, power losses, telecommunications failures, undetected errors or “bugs” in our software, computer viruses, interruptions in access to our websites and servers through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems and similar events. Our servers, which are hosted at third-party Internet data centers, are vulnerable to break-ins, sabotage and vandalism. Additionally, the occurrence of a closure of an Internet data center by any of our third-party providers without adequate notice could result in lengthy service interruptions. The steps we take to improve the reliability of our systems will increase our cost and reduce our operating margin and may not be successful in reducing the frequency or duration of service interruptions. Furthermore, our systems may not function properly as a result of third-party action, employee error, malfeasance or otherwise, resulting in unauthorized access to our users’ data and information. If we experience frequent or persistent system failures affecting our products and services or are unable to prevent unauthorized access to our users’ data, our reputation and brand could be severely harmed.

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

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights and brands. We have registered our “Qihoo” and “Qihu” brands and our “360” logo with the relevant government authorities in China, the United States, Japan, European Union, Singapore, Hong Kong and Macau and Malaysia and have pending applications for the “360” logo with the relevant government authorities in India, Indonesia, Israel, Russia, Thailand and other forty countries which are designated through the Madrid System, the international trademark system for registering and managing trademarks worldwide. Notwithstanding the above, most of our intellectual property rights and brands are subject to protection under PRC laws. The protection of intellectual property rights and brands in China may not be as effective as those in the United States or other countries. The steps we have taken may be inadequate to prevent the misappropriation of our technology or unauthorized use of our brands. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without compensating us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that are comparable to or better than ours, which could harm our business and competitive position. From time to time, we may have to enforce our intellectual property rights and brands through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

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

Our management, including our chief executive officer and chief financial officers, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. Based on its assessment, our management concluded that, as of the end of our most recent fiscal year, December 31, 2015, our internal control over financial reporting was effective. However, our failure to discover and address any material weaknesses or control deficiencies in the future could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by Securities and Exchange Commission with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Starting in 2011, the Chinese affiliates of the ‘‘big four’’ accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the New York Stock Exchange, or the NYSE, or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

We have recently started to participate in the emerging Internet finance sector in China and we have limited experience in operating this business. Increased exposure to credit risks or significant deterioration in the asset quality of our Internet finance business may have a material adverse effect on our business, results of operations and financial condition.

We have recently started to participate in the emerging Internet finance sector in China. We provide various third-party financial products, such as online financial products and crowd funding, on our online platform. Expansion in this new business area involves new risks and challenges. Our lack of familiarity with the Internet finance sector may make it difficult for us to anticipate the demands and preferences in the market and source financial products that meet the requirements and preference. We may not be able to successfully identify new product and service opportunities or introduce these opportunities to our clients in a timely and cost-effective manner, or our clients may be disappointed in the returns from financial products that we offer. We are subject to financial risks inherent in financial products developed by third-party financial institutions. There can be no assurances that our monitoring of financial risk issues and our efforts to mitigate financial risks through our credit assessment and risk management policies are or will be sufficient. Furthermore, our ability to manage the quality of our financial products and the associated financial risks will have significant impact on the results of operations of our Internet finance business. Deterioration in the overall quality of financial products and increased exposure to financial risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies or a liquidity or credit crisis in the PRC or global finance sectors, which may adversely affect the businesses or operations underlying our financial products. In addition, due to the nascent nature of the Internet finance business in China, laws, regulations and policies with respect to this business is still evolving, which may make us be exposed to compliance risks while conducting our business. Any significant deterioration in the asset quality of our Internet finance business and significant increase in associated financial or compliance risks may have a material adverse effect on our business, results of operations and financial condition.

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

The PRC government restricts foreign investment in Internet businesses. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations Relating to Our Business — Telecommunications Regulations.” Accordingly, we conduct our business activities in China mainly through a series of contractual arrangements with two of our consolidated variable interest entities, or VIEs, namely Beijing Qihu Technology Co., Ltd., or Beijing Qihu, and Beijing Star World Technology Co., Ltd., or Beijing Star World. We also entered into similar contractual arrangements with twenty-three other VIEs that do not have significant business operations as of the date of this annual report. See “Item 4. Information on the Company — C. Organizational Structure.” These contractual arrangements enable us to (i) have power to direct the activities that most significantly affect the economic performance of Beijing Qihu and Beijing Star World and their subsidiaries, (ii) receive substantially all of the economic benefits from these VIEs and subsidiaries in consideration for the services provided by our wholly-owned subsidiary in China and (iii) have an exclusive option to purchase all or part of the equity interests in these VIEs, when and to the extent permitted by PRC law or request any existing shareholder of the VIEs to transfer all or part of the equity interests in these VIEs to another PRC person or entity designated by us at any time in our discretion. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Contractual Arrangements Among Our Subsidiaries, Our VIEs and the Respective Shareholders of the VIEs.”

In the opinion of our PRC counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiaries and our VIEs, the contractual arrangements among us, our wholly-owned subsidiaries, VIEs and their shareholders, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. For example, the Ministry of Commerce, or MOFCOM, published the draft of Foreign Investment Law, or Draft FIL, for public comments on January 19, 2015, which introduces the principle of “actual control” for determining whether a domestic company is considered a foreign-invested enterprise and, therefore, be subject to the foreign investment restrictions or prohibitions set forth in the “catalogue of special administrative measures” to be issued later. Not only direct or indirect actual equity holding control but also actual control by agreements or other arrangements falls within the definition of “actual control” in such draft law. Under the Draft FIL, the VIEs that are controlled ultimately by foreign investors through contractual arrangement may not be allowed or may subject to the governmental approval in the industries set forth in the “catalogue of special administrative measures.” The Draft FIL has no immediate legal effect and it is unclear whether and how the legislative progress will proceed, however, if enacted as proposed, the Draft FIL may also materially impact our corporate structure and increase our compliance costs.

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

Under our equity pledge agreements with our VIEs and their registered shareholders, these registered shareholders have pledged all of their respective equity interests in the VIEs to us. The purpose of such pledges is to secure the performance of the VIEs’ obligations under the various VIE agreements, including the business operation agreements and technology development agreements. According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is not deemed to be validly created without registration with the relevant local administration for industry and commerce. Nine of our VIEs have completed the pledge registration. We are applying to register and update the equity pledges by the shareholders of our sixteen other VIEs with the relevant offices of the administration for industry and commerce. Although under PRC laws and regulations, the administration for industry and commerce should register a pledge immediately upon receiving a complete application, the registration process could take longer in practice. If the equity pledges are not successfully registered, they would not be deemed as validly created security interests under the PRC Property Rights Law. If our VIEs breached their obligations under the agreements with us, there is a risk that we may not be able to successfully enforce the pledges if the equity pledge agreements have not been registered with the relevant administration for industry and commerce.

The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business.

The registered shareholders of our VIEs are also our shareholders, directors, officers or employees. For example, Mr. Hongyi Zhou, our chairman and chief executive officer, owned 17.3% of our outstanding ordinary shares and 42.7% of our voting interest as of February 29, 2016 and is one of the registered shareholders of Beijing 3G3W Science & Technology Co., Ltd., a consolidated variable interest entity. In addition, Mr. Xiangdong Qi, our director and president, owned 8.1% of our outstanding ordinary shares and 17.9% of voting interest as of February 29, 2016 and is one of the registered shareholders of Beijing Qihu, a consolidated variable interest entity. Conflicts of interest may arise between these shareholders’ duties to us and our VIEs. If such conflicts arise, these shareholders may not act in our best interests and such conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause our VIEs to breach or refuse to renew their existing contractual arrangements that allow us to exercise effective control over them and to receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our VIEs may encounter in their capacity as beneficial owners of the VIEs, on one hand, and as our shareholders, directors, officers or employees on the other hand. Under the laws of the Cayman Islands, the directors of a company owe certain fiduciary duties to the company, including a duty to act in what they believe in good faith to be in the best interests of the company and not to use their positions for personal gain. If certain shareholders of our VIEs do not comply with their fiduciary duties to us as our designated directors, or if we cannot resolve any conflicts of interest or disputes between us and such shareholders or any future beneficial owners of our VIEs, we would have to rely on legal proceedings to remedy the situation, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

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

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and still evolving, and their interpretation and enforcement involve significant uncertainty. As a result, it may be difficult in certain circumstances to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. The following illustrates some of the risks and uncertainties relating to PRC government regulation of the Internet industry:

•	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including online information services.

•	There are uncertainties relating to the regulation of the Internet business in China, including licensing practices that continue to evolve. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses. This may significantly disrupt our business, require us to compromise enforceability of related contractual arrangements, or subject us to sanctions, requirements to increase capital or other conditions or enforcement.

•	New laws and regulations that will regulate Internet activities, including online advertising and online payment, may be promulgated. Other aspects of our online operations may be regulated in the future. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

In addition, we operate an online lottery business. Under the Tentative Administrative Measures on Internet Lottery Sale promulgated by the PRC Ministry of Finance, or the MOF, on September 26, 2010, a license is required for conducting online lottery business. Moreover, on January 18, 2012, the Implementation Rules of the Lottery Administration Regulations, or the Lottery Implementation Rules, which became effective as of March 1, 2012, were jointly issued by the MOF, the Civil Affairs Bureau and the State General Administration of Sport and explicitly stipulate that the welfare lotteries and sports lotteries sold without the MOF’s approval and the Lottery Issuing Authority’s and Lottery Sales Office’s commission may be categorized as illegal lotteries. Therefore, in addition to MOF’s approval, the Lottery Implementation Rules further request the lottery sales agency to obtain proper authorization from the Lottery Issuing Authority and the Lottery Sales Office to conduct lottery business. In December 2012, the MOF issued the Lottery Distribution and Sale Administration Measures, which became effective on January 1, 2013. These new measures expressly allowed Internet lottery sales, subject to obtaining relevant approvals or licenses. As these measures and rules are newly released and there lack associated implementation rules, we have not applied and obtained such approval or license, which may subject us to administrative penalties, confiscation of illegal income and/or criminal sanctions. Our reputation may be harmed and our business may be adversely affected. In addition, on March 1, 2015, the MOF, the Civil Affairs Bureau and the State General Administration of Sport and other five authorities issued a joint administrative order to suspend all forms of online distribution of lottery tickets. We have therefore temporarily suspended our online lottery business since March 2015, pending further regulatory decision by relevant government authorities. Such regulatory policy changes, even temporary, may materially and adversely impact to our online lottery business.

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

On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that ICPs must expressly inform their users of the purpose, manner and scope of the collection and use of users’ personal information by Internet information service providers, publish the ICPs’ standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential users’ personal information that ICPs collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Furthermore, the MIIT promulgated the Provision on Personal Information Protection of Telecommunication and Internet Users in July 2013, which provides the definition of personal information and further specifies the principles and requirements of the collection and use of personal information by telecommunication and Internet service providers. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance, which could have a material adverse effect on our financial condition and operating results.

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

Further to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Anti-monopoly Law of the PRC, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM, or the MOFCOM Security Review Rules, was issued in August 2011, which established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

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

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, to strengthen Circular 142, on November 9, 2011, SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign-invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142 and Circular 45 may significantly limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On March 3, 2015, SAFE promulgated a Circular on Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or Circular 19, which became effective on June 1, 2015, superseding Circular 142. According to Circular 19, although it restates certain restrictions on use of investment capital in foreign currency by foreign-invested company, it specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be allowed to use for equity investment in the PRC subject to certain reinvestment registration with local SAFE made by the invested company. However, since Circular 19 is newly issued, its interpretation and enforcement involve significant uncertainties.

Fluctuations in the value of the RMB may materially adversely affect your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. The PRC government allows the RMB to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In recent years, the exchange rate between the renminbi and U.S. dollar has been relatively stable and consequently the renminbi has sometimes fluctuated sharply against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has started to slowly appreciate against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the People’s Bank of China allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Over the following two days, Chinese currency fell 3.5% against the dollar. It is difficult to predict how long such depreciation of the RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

The PRC government indicated that it will make the foreign exchange rate of the renminbi more flexible and widen the trading band of renminbi, which increases the possibility of sharp fluctuations in renminbi’s value in the future as well as the unpredictability associated with renminbi’s exchange rate. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant fluctuation of the RMB against foreign currencies. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

SAFE has promulgated several regulations, including the Circular on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular No. 37, which became effective on July 4, 2014, and its appendixes. Circular No. 37 requires that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular No. 37 as an “SPV.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to a 25% enterprise income tax on its global income. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which sets out certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

In addition, the SAT issued a bulletin on August 3, 2011 to provide more guidance on the implementation of the above circular with an effective date to be September 1, 2011. The bulletin clarified resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of PRC tax resident determination certificate from an offshore incorporated enterprise controlled by PRC residents, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest, royalties, etc. to the offshore incorporated enterprise controlled by PRC residents. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

The PRC tax authorities have discretion under Circular 698 or Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under Circular 698 or Notice 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Dividends we receive from our PRC subsidiaries, dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to PRC withholding taxes under PRC tax laws.

Under the EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in China to its shareholders that are “non-resident enterprises” are subject to a 10% withholding tax, unless such shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a different arrangement. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income, dividends payable by a foreign-invested enterprise, or FIE, in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a reduced withholding tax rate of 5% upon receiving approval from in-charge tax authority. In accordance with several notices issued by the SAT, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review and has the right to make adjustments to the applicable tax rates. Since it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, 10% withholding tax rate will apply to such dividends.

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

If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise ADS holders, or if gain from disposition of our ordinary shares or ADSs will be subject to PRC taxes, your investment in our ADSs may be materially adversely affected.

Any change in the preferential tax treatment we currently enjoy in the PRC may materially adversely impact our net income.

Pursuant to the EIT Law, enterprises are subject to a uniform enterprise income tax, or EIT, rate of 25%. An enterprise may benefit from a preferential tax rate of 15% if it qualifies as a “high and new technology enterprises.” Three of our operating subsidiaries, Qizhi Software, Tianjin Qisi, Qifei Xiangyi and two of our VIEs, Beijing Qihu and Beijing Star World, received preferential tax treatment in the PRC as “high and new technology enterprises.” Specifically, each of Qizhi Software, Beijing Qihu and Beijing Star World was entitled to a reduced EIT rate of 15% for 2013, 2014 and 2015. Tianjin Qisi was entitled to a tax exemption for 2013 and a preferential tax rate of 12.5% for 2014. Qifei Xiangyi enjoyed a two-year tax exemption for 2013 and 2014. Each of Tianjin Qisi and Qifei Xiangyi was entitled to a reduced EIT rate of 15% for 2015. If any of these PRC preferential tax treatments expires, our enterprise income tax with respect to such particular entity or entities may increase, which may affect our results of operations.

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

Risks Related to Our ADSs

There can be no assurance that the going private transaction will be successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

On December 18, 2015, we entered into an agreement and plan of merger, dated December 18, 2015, or the Merger Agreement, with Tianjin Qixin Zhicheng Technology Co., Ltd., Tianjin Qixin Tongda Technology Co., Ltd., True Thrive Limited, or Midco, New Summit Limited, or Merger Sub, and solely for purposes of Section 6.19 of the Merger Agreement, Global Village Associates Limited, or Global Village, and Young Vision Group Limited, or Young Vision. Pursuant to the terms of the Merger Agreement, at the effective time of the merger, each of our class A and class B ordinary shares issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive $51.33 in cash without interest, and each our ADS will be cancelled in exchange for the right to receive $77.00 in cash without interest, except for (i) certain shares owned by entities controlled by Mr. Hongyi Zhou and Mr. Xiangdong Qi, and our treasury shares, which will be cancelled and cease to exist and no payment or distribution will be made with respect thereto, and (ii) shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, or the Dissenting Shares, which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands. At the effective time of the merger, Merger Sub will merge with and into our company, with our company continuing as the surviving corporation and a wholly-owned subsidiary of Midco, or the Merger. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Island, or the Plan of Merger, and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger, have been approved by the shareholders at an extraordinary general meeting of shareholders held on March 30, 2016. Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. We will work with various other parties to the Merger Agreement towards satisfying all other conditions precedent to the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible. If and when completed, the Merger would result in us becoming a private company and our ADSs would no longer be listed or traded on any stock exchange, including the NYSE, and our ADS program would be terminated. The going private transaction, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

The market price for our ADSs has fluctuated and may be volatile; the trading price of our convertible senior notes could be significantly affected by the market price of the ADSs and other factors.

The market price of our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on March 30, 2011, the trading prices of our ADSs have ranged from $13.71 to $124.42 per ADS, and the last reported trading price on April 27, 2016 was $75.81 per ADS.

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

Based on the current and anticipated value of our assets, including goodwill, and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. holder holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering in April 2011 and convertible senior notes offerings in September 2013 and in August 2014 will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Sales of our Class A ordinary shares in the public market and after the convertible senior note offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2015, we had 194,160,406 ordinary shares outstanding, including 151,592,057 Class A ordinary shares and 42,568,349 Class B ordinary shares. The majority of our ADSs are freely transferable without restriction or additional registration under the Securities Act.

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

Our memorandum and articles of association contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may provide rights and preferences that holders of our ordinary shares or ADSs do not have.

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

We have a dual-class voting structure such that our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in April 2011. As of February 29, 2016, Global Village, a holder of our ordinary shares controlled by Mr. Hongyi Zhou, our chairman and chief executive officer, held 29,340,466 Class B ordinary shares. Young Vision, a holder of our ordinary shares controlled by Mr. Xiangdong Qi, our director and president, held 11,923,346 Class B ordinary shares. Sino Honor Limited, or Sino Honor, and Flying Great Limited, or Flying Great, holders of our ordinary shares controlled by Mr. Shu Cao, our chief engineer, held 243,877 Class B ordinary shares collectively. As of February 29, 2016, we had a total of 152,342,057 Class A ordinary shares and 41,818,349 Class B collectively ordinary shares issued and outstanding. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible to Class B ordinary shares under any circumstances. Upon any sale, pledge, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of shares, as of February 29, 2016, Mr. Hongyi Zhou, Mr. Xiangdong Qi, Mr. Shu Cao and certain of our executive officers and investors holding Class B ordinary shares collectively owned approximately 60% of the voting power of our issued and outstanding ordinary shares and have considerable influence over certain matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions and the fiduciary duties of our directors to us are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in the United States. In particular, the Cayman Islands has different body of securities law than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may encounter more difficulty in protecting their interests against actions taken by the management, the board of directors or the controlling shareholders of our company than they would as shareholders of a public company incorporated in the United States.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

We were incorporated in the Cayman Islands as an exempted company with limited liability under the laws of the Cayman Islands on June 9, 2005. On December 31, 2010, we changed our name from Qihoo Technology Company Limited to Qihoo 360 Technology Co. Ltd. We conduct our business operations in China through our wholly-owned subsidiaries and affiliated entities. We formed a wholly-owned subsidiary, Qizhi Software, one of our primary operating entities, in China in December 2005, and another wholly-owned subsidiary, Tianjin Qisi, another operating entity, in China in September 2011. In August 2012, we formed our third wholly-owned subsidiary in China, Qifei Xiangyi.

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

Going Private Transaction

On December 18, 2015, we entered into the Merger Agreement with Tianjin Qixin Zhicheng Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC, Tianjin Qixin Tongda Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC, Midco, Merger Sub, and solely for purposes of Section 6.19 of the Merger Agreement, Global Village and Young Vision. Pursuant to the terms of the Merger Agreement, at the effective time of the merger, each of our class A and class B ordinary shares issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive $51.33 in cash without interest, and each our ADS will be cancelled in exchange for the right to receive $77.00 in cash without interest, except for (i) certain shares owned by entities controlled by Mr. Hongyi Zhou and Mr. Xiangdong Qi, and our treasury shares, which will be cancelled and cease to exist and no payment or distribution will be made with respect thereto, and (ii) the Dissenting Shares, which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands. At the effective time of the merger, Merger Sub will merge with and into our company, with our company continuing as the surviving corporation and a wholly-owned subsidiary of Midco. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Island, or the Plan of Merger, and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger, have been approved by the shareholders at an extraordinary general meeting of shareholders held on March 30, 2016. Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. We will work with various other parties to the Merger Agreement towards satisfying all other conditions precedent to the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible. If and when completed, the Merger would result in us becoming a private company and our ADSs would no longer be listed or traded on any stock exchange, including the NYSE, and our ADS program would be terminated.

B.	Business Overview

Overview

We are a leading Internet company in China. In December 2015, we held leadership positions in a number of key PC and mobile Internet product categories:

•	We were the No. 1 PC Internet security product provider in China with 523 million monthly active users, representing a user penetration rate of 98%, according to iResearch.

•	We were the No. 1 mobile security product provider in China with over 868 million smartphone users.

•	We were the No. 1 PC browser provider in China in terms of time spent usage with 411 million monthly active users, representing a user penetration rate of 77.1%, according to iResearch.

•	We were the No. 1 Android mobile app store operator in China with over 750 million smartphone users.

Monthly active users refer to total number of unique users of or visitors to a given product/web service during a calendar month. User penetration rate refers to the number of monthly active users divided by the total monthly active Internet users in China for a given period of time. Other user metrics refer to accumulative user base. Unless otherwise specified, market rankings are based on iResearch data and user metrics are based on our internal operating data.

Recognizing security as a fundamental need of PC and mobile Internet users, we offer comprehensive high-quality Internet and mobile security products free of charge. As a result, we have amassed a large and loyal user base, which we monetize primarily through offering different forms of online marketing and Internet value-added services.

Our core Internet and mobile security products include:

•	360 Safe Guard and 360 Anti-Virus, the No. 1 and No. 2 PC Internet security products in China, with 484 million and 377 million monthly active users in December 2015, respectively, according to iResearch; and

•	360 Mobile Safe, the No. 1 mobile security product in China, with over 868 million smartphone users in China as of December 2015.

On top of our core layer of Internet and mobile security product offerings, we have further developed various platform products to meet a full spectrum of security-related needs of Internet users and create trusted access points to the Internet. Our platform products include:

•	360 browsers, which together had 411 million monthly active PC users and a user penetration rate of 77.1% in China in December 2015, according to iResearch. We also offer 360 mobile browsers for smartphone users in China.

•	360 Personal Start-up Page and its subpages, the default homepage of 360 browsers and a key access point to popular Internet services and applications, which had 110 million average daily unique visitors and generated 543 million average daily clicks in the fourth quarter of 2015. We count a “click” when a user of our 360 Personal Start-up Page and its subpages clicks one of the links on those pages, which will normally lead the user to either an internal page, such as a subpage of 360 Personal Start-up Page, or to an external page on a third-party website. Not all clicks generate revenue for us, as (i) many clicks are on links that are not monetized and (ii) many clicks lead users to internal pages.

•	360 Search, a search engine using our proprietary search technology and the default search engine of our 360 browsers. It is also accessible at www.so.com, haosou.com and 360.com. We started to offer mobile search products in 2014.

•	360 Mobile Assistant, an Android app store for smartphone users to browse, search, download and install Android mobile apps and access other mobile contents. It is one of the most popular Android mobile app distribution platforms in China in December 2015, according to iResearch.

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

Leveraging our large user base, we are developing open platforms on which third-party Internet product and service providers, such as game developers, e-commerce websites and software and application developers, offer their products and services. These open platforms allow us to effectively monetize our large user base through online advertising and revenue sharing arrangements with third parties. For example, our open platform for games enables our users to use their 360 accounts to access more than 6,500 games provided by over 2,400 developers. Our open platforms enable our users to securely access a wide variety of products and services, which in turn enhances their experience and loyalty and further grows our user base.

We have been able to leverage our large user base and our strong brand recognition to grow our paying customer base. We generate revenues primarily through offering the following services and products:

•	Online advertising. We offer marketing opportunities to our customers by providing comprehensive online advertising service solutions, such as sponsored links (advertising links), on our platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant.

•	Internet value-added services. We offer games developed by third parties to users and generate revenues through sharing of in-game item sales with game developers. We also serve as an agent or a platform for providing online distribution services, payment collection services and other Internet value-added services.

•	Smart hardware and IOT devices. We offer sales of smart hardware and IOT devices, such as 360 Auto Guard (automobile data recorder) and 360 Kids Guard.

•	Others. We offer enterprise information security products and related services, such as firewalls, gateways and Internet security monitoring systems, to enterprise customers. In addition, we offer other technical services on an ad-hoc project basis to enterprise customers, such as IT outsourcing, systems integration services and cloud computing and Internet infrastructure services.

We have grown significantly since we commenced operations in 2005. Our revenues increased from $671.1 million in 2013 to $1,390.7 million in 2014 and $1,804.6 million in 2015. Our net income increased from $99.7 million in 2013 to $222.8 million in 2014 and $307.0 million in 2015.

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

In December 2015, according to iResearch, 360 Safe Guard ranked first among all PC Internet security products in China, with 484 million monthly active users and a user penetration rate of 90.8% in China, and 360 Anti-Virus ranked second only to 360 Safe Guard among all PC Internet security products in China and first among all anti-virus products in China, with 377 million monthly active users and a user penetration rate of 70.7% in China.

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

Our cloud-based anti-malware has the following advantages over traditional Internet security products:

•	it ensures minimal lag time between initial discovery of new malware on a single user’s computer or mobile device and protection of all users from that malware, thereby providing real-time response to new threats and robust protection to our users;

•	our large user base provides large amounts of data from which we can detect many forms of newly created and variant malware, which significantly enhances our malware detection capabilities; and

•	it eliminates the need for a traditional signature database stored on a user’s computer, freeing up computer resources otherwise required by traditional Internet security products.

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

360 Mobile Safe.   360 Mobile Safe was launched in November 2009 and is a security program for the Google Android, Apple iOS and Windows Phone smartphone operating systems. It scans for malware using our cloud-based security technology, blocks spam text messages, filters incoming phone calls based on user-input blacklists and whitelists, optimizes phone performance and speed and encrypts data for privacy protection in the event that the phone is lost or stolen. As of December 2015, 360 Mobile Safe was used by over 868 million smartphone users in China.

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

Platform Products

360 Browsers.  Our 360 browsers, such as 360 Safe Browser and 360 Speed Browser, are based on dual-core technologies and provide our users with a fast and secure browsing experience. According to iResearch, in December 2015, 360 browsers had monthly active PC users of 411 million and a user penetration rate of 77.1% in China. We also offer 360 Mobile Browser for the iOS and Android operating systems.

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

360 Personal Start-up Page.  Launched in 2009, 360 Personal Start-up Page serves as user’s start-up page aggregating popular and preferred web services and applications. As the default home page of our 360 browsers, 360 Personal Start-up Page allows users to access and utilize popular web applications from a convenient site. Eventually, it will also automatically customize the contents and design based on users’ preference and habit. In the fourth quarter of 2015, 360 Personal Start-up Page and its subpages had 110 million average daily unique visitors and generated 543 million average daily clicks. We count a “click” when a user of our 360 Personal Start-up Page and its subpages clicks one of the links on those pages, which will normally lead the user to either an internal page, such as a subpage of 360 Personal Start-up Page, or an external page on a third-party website. Not all clicks generate revenue for us, as (i) many clicks are on links that are not monetized and (ii) many clicks lead users to internal pages.

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

Smart Hardware and IOT Devices

We started to officially offer smart hardware and IOT devices, including 360 Auto Guard, 360 Child Guard and 360 mobile phones since the second quarter of 2015.

Online Advertising

We offer marketing opportunities to our customers by providing comprehensive online advertising service solutions, such as sponsored links, on both of our PC and mobile platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant. We charge fees to our customers based on the effectiveness of our comprehensive advertising services, which is typically measured by active users, clicks, transactions and other actions originated from our platform products. PC and mobile online advertising are priced at different levels, primarily due to the material difference in (i) the formats of PC and mobile online advertising and (ii) the results from PC and mobile online advertising, in terms of traffic, users and/or business leads. However, the pricing of our advertising services is closely correlated with the effectiveness of our advertising links. Additionally, our fees are also affected by, among other factors, (i) the competitiveness of bidding for sponsored links and keywords by our customers, with more intensive bidding typically leading to higher pricing and (ii) the vertical industries that our customers operate in, which may result in different effectiveness and benefits of our online advertising services to our customers. Substantially all of our online advertising customers bid for advertising space on our products and services directly with us or through third-party advertising agencies as of the end of 2014. Please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Overview of Financial Results — Revenues — Online Advertising.”

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

We also provide online lottery purchase services and serve as an agent or a platform for providing online distribution services, payment collection services and other Internet value-added services, such as payment collection for mobile charges, and distribution and payment collection of e-books, on behalf of third parties. We generally charge commission as a percentage of the gross proceeds or collection amount. We provide payment collection services mainly through third-party professional payment and settlement institutions. In March 2015, we temporarily suspended our online lottery purchase services, pending the resolution of a joint administrative order from PRC authorities to online distribution of lottery tickets.

Others

Others is mainly derived from enterprise information security products and related services offered to enterprise customers, such as firewalls, gateways and Internet security monitoring systems. In addition, we offer other technical services on an ad-hoc project basis to enterprise customers, such as IT outsourcing, systems integration services and cloud computing and Internet infrastructure services.

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

Dual-core Browser

Our 360 browsers integrate Trident, the core browser technology of Microsoft’s Internet Explorer, and Webkit, the open-source core browser technology of Google Chrome, and automatically switch between these two core technologies seamlessly to provide our users with an optimized browsing experience. Webkit increases the speed of opening web pages, while Trident improves the compatibility of our 360 browsers with online banking and video display web pages. We have also developed technologies to minimize the memory usage of our 360 browsers to prevent decreases in performance after long periods of use, and use separate processes for each browser tab to protect the application as a whole from bugs and glitches in the rendering engine. Our 360 browsers also incorporate multiple security features, including the Microsoft DEP/NX exploit protection mechanism, anonymous browsing and the functions of 360 WebShield and sandbox technology. Our 360 browsers also fully support HTML5 and achieved one of the highest benchmark scores in HTML5 testing among mainstream browsers in the market, according to www.html5test.com.

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

Qihoo Computational Advertising Technology

Qihoo Computational Advertising Platform - ClickEyes provides targeted advertising services for hundreds of millions of Internet users every day, including search advertising services and targeted display advertising services for our 360 Personal Start-up Pages, mobile advertising services and a big data platform. Our key computational advertising technologies include:

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

Anti-Spam Technology. Based on intelligent analysis of behaviors of common communication spam, including SMS spam and coldcall/robocall spam, we have built a cloud-based spam blacklist. 360 Mobile Safe utilizes the blacklist to identify and block potential spam with high efficiency and low power consumption. The technology also allows mobile users to report new spam to our cloud on a real time basis, benefiting our entire user base immediately.

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

Product Development

To maintain and enhance our leadership position in the Internet industry, we will continue to invest in product development to enhance and increase our product offerings. Our primary product development goals are to develop new products and services in Internet security, cloud computing, search, mobile Internet, and smart hardware. We will also continue to strengthen our existing products and services and enhance user experiences.

As of December 31, 2015, our product development team consisted of 4,794 development and technical staff members, approximately 78.7% of whom held bachelor’s or more advanced degrees.

Our internally developed technologies include our cloud-based security system, cloud computing and storage systems, Qihoo search engine technology, QVM, 360 HIPS and other technologies. See “— Our Technology.”

Our product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets. Product development expenses represented 38.0%, 29.2% and 27.5% of total revenues for each of the three years ended December 31, 2013, 2014 and 2015, respectively.

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

Our typical online advertising customers are online and offline businesses that need Internet users and traffic to support their operations. We define online advertising customers as customers who (i) ultimately receive Internet users and traffic from our advertising services to drive their businesses and (ii) pay us directly or indirectly, through advertising agencies, for such users and traffic that they receive from us.

In 2013, 2014 and 2015, we had 50,000, 100,000 and approximately 110,000 customers that used our online advertising services, respectively. Since the beginning of 2013, we have gradually expanded our internal sales team and worked with advertising agencies to reach out to and recruit potential search advertising customers, which contributed to the significant increase in the number of our online advertising customers. Our five largest customers accounted for approximately 15.6%, 8.4% and 10.9% of our total revenues for the three years ended December 31, 2013, 2014 and 2015, respectively.

We started to offer enterprise information security products to enterprise customers, primarily comprising government agencies, research and education institutions, large state-owned enterprises and large private enterprises since the fourth quarter of 2014. In 2015, we had over 600 enterprise customers.

Game Developers

We operate third-party developed games on our game platform and generate revenues from selling in-game currencies online which are used by game players to purchase virtual items in these games. We collect payments from game players in connection with the sale of in-game currencies and remit certain agreed-upon percentages of the proceeds to the game developers.

Revenues derived from our five largest game developers in aggregate accounted for approximately 9.7%, 13.3% and 6.4% of our total revenues for the three years ended December 31, 2013, 2014 and 2015, respectively.

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

Our largest supplier accounted for approximately 22.7%, 29.1% and 30.3% of our total purchases for the three years ended December 31, 2013, 2014 and 2015, respectively. Our five largest suppliers in aggregate accounted for approximately 58.2%, 66.4% and 53.1% of our total purchases for each of the three years ended December 31, 2013, 2014 and 2015, respectively.

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

As of December 31, 2015, we had 664 registered trademarks in China and 160 registered trademarks outside of China, and held 517 registered copyrights to software programs covering almost all of our products. As of December 31, 2015, we had 6,600 pending patent applications and received 918 authorized patents from various governmental authorities.

We have registered the domain name “360.cn” with China Internet Network Information Center and “360.com” with the Internet Corporation for Assigned Names and Numbers. In addition, we have registered 553 domain names with various domain name registration services as of December 31, 2015.

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

According to iResearch, in December 2015, we had 523 million monthly active users of our PC-based products and services, representing a user penetration rate among all Chinese PC Internet users of 98% in China. Our key mobile security product – 360 Mobile Safe–had 868 million smartphone users as of December 2015. We believe that our technological know-how, large user base and established reputation in the Internet security market provide us with significant competitive advantages.

We also compete with PRC-based Internet companies that build Internet platforms to offer similar value-added and online advertising services as we do. Our primary competitor in this market is Tencent, one of the largest Internet companies in China. In December 2015, Tencent’s QQ instant messaging software had an active user penetration rate in China of 94.3%, according to iResearch.

Additionally, in August 2012, we launched 360 Search, our proprietary search engine. Our primary competitors in the search market are Baidu and Sogou.

Regulations

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Regulations Relating to Our Business

Telecommunications Regulations

The PRC Telecommunications Regulations implemented on September 25, 2000 set out a regulatory framework for telecommunications service providers in China. The Telecommunications Regulations require telecommunications service providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations categorize telecommunications services into basic telecommunications services and value-added telecommunications services. According to the Catalogue of Telecommunications Business attached to the Telecommunications Regulations, information services provided via fixed network, mobile network and Internet belong to value-added telecommunications services.

Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated in December 2001 and amended in September 2008, or the FITE Regulations. The FITE Regulations require foreign-invested telecommunications enterprises in China to be established as Sino-foreign equity joint ventures. In addition, pursuant to the FITE Regulations and the relevant WTO agreements, foreign investors in a foreign-invested telecommunications enterprise engaging in value-added telecommunications services may hold up to 50% of the equity interest of such enterprise. The relevant rules do not impose geographic restrictions on the operations of a foreign-invested telecommunications enterprise.

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

On September 28, 2009, the PRC General Administration of Press and Publishing, or the GAPP, together with the National Copyright Administration and National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice provides that foreign investors are not permitted to invest in online game operation businesses in China through wholly foreign-owned entities, Sino-foreign equity joint ventures or cooperative joint venture investments and prohibits foreign investors from gaining control over or becoming domestic online game operators through indirect ways such as establishing other joint venture companies or contractual or technical arrangements. There are still substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the MIIT Notice and the GAPP Notice.

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

Internet Privacy

In recent years, PRC government authorities have legislated on the use of the Internet to protect personal information from unauthorized disclosure. For example, the Internet Measures prohibit an Internet information service provider from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the Internet Measures, ICPs that provide electronic messaging services shall not disclose any user’s personal information to any third party without such user’s consent, unless the disclosure is required by law. ICPs are subject to legal liability if unauthorized disclosure results in damages or losses to users. In addition, the PRC regulations authorize the relevant telecommunications authorities to demand rectification of unauthorized disclosure by ICPs.

The PRC laws do not prohibit ICPs from collecting and analyzing personal information of their users. The PRC government, however, has the power and authority to order ICPs to submit personal information of an Internet user if such user posts any prohibited content or engages in illegal activities on the Internet. However, PRC criminal law prohibits companies and their employees from illegally trading or disclosing customer data obtained through the course of their business operations.

In addition, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that ICPs must not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. ICPs may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP may use User Personal Information only for the stated purposes under the ICPs’ scope of services. ICPs are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. Furthermore, on December 28, 2012, the Standing Committee of the National People’s Congress enacted the Information Protection Decision to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that ICPs must expressly inform their users of the purpose, manner and scope of the ICPs’ collection and use of users’ personal information, publish the ICPs’ standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential users’ personal information that ICPs collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Furthermore, the MIIT promulgated the Provision on Personal Information Protection of Telecommunication and Internet Users in July 2013, which provides the definition of personal information and further specifies the principles and requirements of the collection and use of personal information by telecommunication and Internet service providers.

Advertising Business

The State Administration for Industry and Commerce, or the SAIC, is responsible for regulating advertising activities in China. The principal regulations governing advertising in China, including online advertising, include:

•	The Advertising Law;

•	The Administration of Advertising Regulations; and

•	The Implementation Rules for the Administration of Advertising Regulations.

These regulations stipulate that companies that engage in advertising activities in China must obtain from the SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

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

Regulation of Electronic Publications and Internet Publishing

The Rules for the Administration of Electronic Publications regulate the production, publishing and import of electronic publications in the PRC. In addition, under the Provisional Measures for Administration of Internet Publication promulgated, Internet publishing is broadly defined as any act of Internet information providers to select, edit and process content or programs and post such content or programs on the Internet for users to view, use or download, including books, newspapers, electronic publications and so on. Under relevant rules and measures issued by the GAPP, providing online download services of software may be deemed as Internet publishing activities, which require an Internet publishing license.

Games and Virtual Currency

The Provisional Regulations for the Administration of Internet Culture promulgated in 2003 and as amended in 2004 and 2011 apply to entities engaging in activities related to “Internet cultural products,” including music and performance, online games, animation features, audiovisual products, performed plays and artwork converted for dissemination via the Internet. Such entities are required to apply for an Internet culture operating permit from the relevant local branches of the MOC for engaging in any of the following types of activities:

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

Notice 35 issued by the State Commission Office for Public Sector Reform on September 7, 2009 interprets the responsibilities of relevant governmental authorities on the administration and supervision of the animation, online game and culture market. Notice 35 provides that the GAPP shall be responsible for reviewing an online game before its publication on the Internet and the MOC shall administer and supervise published online games.

On June 4, 2009, the MOC and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, which requires businesses that (i) issue online game virtual currency (in the form of prepaid cards or prepayment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from the MOC within three months following the date of the notice. The notice also prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Furthermore, the Provisional Measures for the Administration of Online Games issued in 2010, or the Online Game Measures, strengthen the MOC’s supervision of the development, production, online operation and issuance of online games and virtual currency. A company shall obtain the online culture operating permit in order to conduct online game operation and issuance and transaction of virtual currency. Such permit is valid for three years and renewable before its expiration. The Online Game Measures set out detailed restrictions on online game operations, such as examination and filing of the games’ content, installment of anti-fatigue system and implementation of real-name registration. In addition, based on the Online Game Measures, the virtual currency issued by an online game operator could be only used to exchange such operator’s online game products.

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

The Chinese patent system adopts a “first to file” principle, which means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement upon patent rights.

Trademark Law

In accordance with the PRC Trademark Law, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes.

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

The Rules of Protection on Information Network Dissemination Rights address copyright protection issues relating to the Internet. In addition, on December 17, 2012, the Supreme People’s Court promulgated the Provisions on Several Issues Concerning the Application of Law for Trial of Civil Dispute Cases Involving Infringement of the Right to Network Dissemination of Information, or the Network Dissemination of Information Provision, which stipulate that the dissemination by network users or network service providers of works, performance or audio or video recordings without the permission of the holder of the rights to such dissemination will constitute infringement of such rights, and that network service providers that aid or abet network users’ infringement of the rights of another to network dissemination of any works or recordings may be liable for such network users’ infringing activities.

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

On August 29, 2008, SAFE promulgated Circular 142, which regulates the purposes for which foreign-invested companies may convert foreign currency into RMB. The notice requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Violations of Circular 142 can result in severe penalties, including heavy fines. Furthermore, to strengthen Circular 142, on November 9, 2011, SAFE promulgated Circular 45, which prohibits a foreign-invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party.

The dividends paid by a subsidiary to its overseas shareholders are deemed income to the shareholders and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign currency, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. On March 30, 2015, SAFE promulgated Circular 19, which became effective on June 1, 2015, superseding Circular 142. According to Circular 19, although it restates certain restrictions on use of investment capital in foreign currency by foreign-invested company, it specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be allowed to use for equity investment in the PRC subject to certain reinvestment registration with local SAFE made by the invested company. However, since Circular 19 is newly issued, its interpretation and enforcement involve significant uncertainties.

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

Under the EIT Law, dividends, interests, rents, royalties and gains on transfers of property payable by an FIE in the PRC to its foreign investor which is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. According to Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between mainland China and Hong Kong Special Administrative Region in August 2006, dividends payable by an FIE in China to a company in Hong Kong which directly holds at least 25% of the equity interests in the FIE will be subject to a reduced withholding tax rate of 5% upon receiving approval from in-charge tax authority. In accordance with several notices issued by the SAT, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review and has the right to make adjustments to the applicable tax rates.

Circular No. 37

Circular No. 37, issued by SAFE and became effective in July 2014, regulates foreign exchange matters in relation to the use of SPVs by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular No. 37, prior to a PRC resident’s using of its legally owned onshore or offshore assets or interests to finance an SPV, each PRC resident, whether a natural or legal person, must complete the “overseas investment foreign exchange registration” procedures with the relevant local SAFE branch. Failure to complete the registration would prevent the domestic subsidiaries of the SPV from receiving a renewal of the foreign exchange certificate of these subsidiaries, and may also subject a PRC resident to fines. In addition, an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that holds interests in the SPV upon (i) any change with respect to the basic information of the SPV, such as its name, term of operation or domestic individual resident shareholder, (ii) an increase or decrease in its capital, (ii) a transfer or swap of its shares, or (iii) a merger, division or other material event.

Upon completion of a round of financing by the SPV, the proceeds may be repatriated to China. Profit or dividend may be credited to a foreign exchange current account or otherwise settled. Foreign exchange proceeds from a change in capital may, subject to the approval of the foreign exchange authority, be retained in a capital account opened for that purpose or otherwise settled. Any violation of Circular No. 37 constitutes an evasion of foreign exchange laws. Any PRC resident that violates Circular No. 37 may be subject to penalties and prevented from repatriating any funds received from financings inside China.

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

 M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely the MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC and SAFE, jointly issued the M&A Rules, which became effective on September 8, 2006, as amended in 2009. The M&A Rules require offshore SPVs controlled directly or indirectly by PRC companies or individuals and formed for the purpose of listing equity interests in PRC companies on overseas exchanges to obtain the CSRC approval prior to such listing.

On September 21, 2006, the CSRC published procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require filing documents with the CSRC and take several months to complete. The application of this new PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the CSRC approval requirement.

PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review. On February 3, 2011, the General Office of the State Council issued the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which sets out the scope, content, work mechanism and procedures of the security review. The MOFCOM Security Review Rules, which became effective from September 1, 2011 and implement the aforementioned notice, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

Labor Laws

The principal labor laws and regulations in the PRC include the PRC Labor Law, the PRC New Labor Contract Law, the PRC Social Insurance Law, the Work-related Injury Insurance Regulations and the Interim Regulations on the Collection and Payment of Social Insurance Fees. Pursuant to the PRC Labor Law and the New Labor Contract Law, employers must enter into written labor contracts with full-time employees in order to establish an employment relationship.

Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training regarding workplace safety. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in fines or other administrative sanctions or, in the case of serious violations, criminal liability.

C.	Organizational Structure

The following chart illustrates our corporate structure, including our principal operating subsidiaries, consolidated affiliated entities and our ownership structure as of the date of this annual report:

Qihoo 360 Technology Co. Ltd (Cayman Islands)
100%
Qifei International Development Co. Limited (Hong Kong)
Qiji International Development Limited (Hong Kong)
Tech Time Development Limited (British Virgin Islands)
360 International Development Co. Limited (Hong Kong)
100%
100%
Qifei Xiangyi (Beijing) Software Co., Ltd. (PRC)
Tianjin Qisi Technology Co., Ltd. (PRC)
Qizhi Software (Beijing) Co., Ltd. (PRC)
54%
Mobi Magic (Beijing) Information Technology Co., Ltd. (PRC)
Beijing Qihu Technology Co., Ltd. (PRC)
Beijing Star World Technology Co., Ltd. (PRC)
Contractual arrangements consisting of Equity Disposition Arrangements, Loan Agreements, Equity Pledge Agreements, Business Operation Agreements, Technology Development Agreements and Powers of Attorney

The following table sets forth the details of our principal subsidiaries as of the date of this annual report:

Name	Country of Incorporation	Ownership Interest
Qizhi Software (Beijing) Co., Ltd.	China	100%
Tianjin Qisi Technology Co., Ltd.	China	100%
Qifei Xiangyi (Beijing) Software Co., Ltd.	China	100%
Mobi Magic (Beijing) Information Technology Co., Ltd.	China	54%
Qiji International Development Limited	Hong Kong	100%
360 International Development Co. Limited	Hong Kong	100%
Qifei International Development Co. Limited	Hong Kong	100%
Tech Time Development Limited	British Virgin Islands	100%

D.	Property, Plant and Equipment

Our principal executive offices are located at Building No. 2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China. In August 2012, we entered into definitive agreements to purchase these office premises with an area of approximately 69,205 square meters in Chaoyang District, Beijing, China for total cash consideration of RMB1.4 billion ($222.2 million). As of the date of this annual report, we have paid up this consideration. At the end of 2015, all of these office premises were in use. We also lease approximately 38,229 square meters of office space in Beijing and other cities in China.

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

Overview

We are a leading Internet company in China. As of December 2015, we held leadership positions in a number of key PC and mobile Internet product categories:

•	We were the No. 1 PC Internet security product provider in China with 523 million monthly active users, representing a user penetration rate of 98.0%, according to iResearch.

•	We were the No. 1 mobile security product provider in China with over 868 million smartphone users.

•	We were the No. 1 PC browser provider in China in terms of time spent usage with 411 million monthly active users, representing a user penetration rate of 77.1%, according to iResearch.

•	We were the No. 1 Android mobile app store operator in China with over 750 million smartphone users.

We offer the above PC and mobile Internet security products free of charge and generate revenues primarily through offering the following services and products:

•	Online advertising. We offer marketing opportunities to our customers by providing comprehensive online advertising service solutions, such as sponsored links, on both of our PC and mobile platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant. We generally offer online advertising service solutions to our customers on a pay-for-effectiveness basis.

•	Internet value-added services. We offer games developed by third parties to users and generate revenues through sharing of in-game item sales with game developers. We also offer online lottery purchase services and serve as an agent or a platform for providing online distribution services, payment collection services and other Internet value-added services, and generally charge commission as a percentage of the gross proceeds or collection amount. In March 2015, we temporarily suspended our online lottery purchase services, pending the resolution of a joint administrative order from PRC authorities to online distribution of lottery tickets.

•	Smart hardware and IOT devices. We offer sales of smart hardware and IOT devices, such as 360 Auto Guard (automobile data recorder) and 360 Kids Guard.

•	Others. We offer enterprise information security products and related services, such as firewalls, gateways and Internet security monitoring systems, to enterprise customers. In addition, we offer other technical services on an ad-hoc project basis to enterprise customers, such as IT outsourcing, systems integration services and cloud computing and Internet infrastructure services.

We have grown significantly since we commenced operations in 2005. Monthly active users of our PC-based products increased from 475 million in December 2013 to 509 million in December 2014 and 523 million in December 2015. Total smartphone users of our primary mobile security product, 360 Mobile Safe, increased from 467 million in December 2013 to 744 million in December 2014 and 868 million in December 2015. Our revenues increased from $671.1 million in 2013 to $1,390.7 million in 2014 and $1,804.6 million in 2015. We first became profitable in 2009. Our net income increased from $99.7 million in 2013 to $222.8 million in 2014 and $307.0 million in 2015.

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

Pricing and revenue sharing

We charge fees to our customers based on the effectiveness of our comprehensive advertising service solutions, which is typically measured by active users, clicks, transactions and other actions originated from our platform products on both PC and mobile. PC and mobile online advertising are priced at different levels, primarily due to the material difference in (i) the formats of PC and mobile online advertising and (ii) the results from PC and mobile online advertising, in terms of traffic, users and/or business leads. However, the pricing of our advertising service on both PC and mobile platforms is closely correlated with the effectiveness of our advertising links. Additionally, our fees are also affected by, among other factors, (i) the competitiveness of bidding for sponsored links and keywords by our customers, with more intensive bidding typically leading to higher pricing and (ii) the vertical industries that our customers operate in, which may result in different effectiveness and benefits of our online advertising services to our customers. Please see “— Overview of Financial Results — Revenues — Online Advertising.” Our ability to increase fee rates is limited by the competitive landscape and subject to acceptance by our customers.

Our online game businesses for both PC and mobile are based on revenue sharing arrangements with third-party developers. Therefore, our online revenues depend in part on our percentage share of the revenues generated operating those games on our platform.

We offer enterprise information security products and related services to enterprise customers. The prices of such products and services were mainly impacted by the scale of orders, complex of customization for ad-hoc projects, the effectiveness of our cost control and the market conditions.

The pricing strategy for the smart hardware and IOT devices was closely correlated with the effectiveness of our cost control, the sale of market demands and the intension of related competitive landscape.

Revenue mix

Our revenues and costs of revenues are affected by changes in our revenue mix. We generate revenues mainly through providing Internet services, including online advertising and Internet value-added services. Revenues from online advertising decreased from 62.2% in 2013 to 54.4% in 2014, and increased to 67.1% in 2015, and revenues from Internet value-added services increased from 37.7% in 2013 to 43.9% in 2014, and decreased to 26.1% in 2015. As we continue to monetize our services, the business model of these services may evolve, resulting in changes in our revenue mix. At the same time, costs associated with each revenue stream may vary from time to time, causing fluctuations in gross margin and operating margin.

We started to generate revenues from enterprise information security and smart hardware and IOT devices since the fourth quarter of 2014 and the second quarter of 2015, respectively. In 2015, enterprise information security and smart hardware and IOT devices each contributed less than 5% of the total revenue. As we continue to expand the business, the revenues and costs of revenues of these new initiatives would further affect our revenue mix, gross margin and operating margin.

Product development

In order to attract and retain users, we have invested significant resources in developing new products and services in Internet security, cloud computing, search, mobile Internet, and smart hardware and IOT devices so as to develop and strengthen our products and services and enhance user experience. In 2013, 2014 and 2015, our product development expenses were $255.2 million, $406.3 million and $496.0 million, respectively, representing 38.0%, 29.2% and 27.5% of our revenues in the corresponding periods. We expect our product development expenses to continue to increase as we endeavor to develop attractive products and services that enable users to enjoy a more secure and a higher quality Internet experience.

Sales and Marketing

Our sales and marketing effort enables us to build our customer base, strengthen our brand, and distribute our products to end users through different channels. Historically, we have invested significant resources in sales and marketing to drive business growth, allowing us to compete effectively in the market. In 2013, 2014 and 2015, our sales and marketing expenses were $110.1 million, $333.7 million and $483.6 million, respectively, representing 16.4%, 24.0% and 26.8% of our revenues, respectively. We expect our sales and marketing expenses to continue to increase as we expand our customer base, strengthen our brand and reach an even larger number of users.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Revenues

The following table sets forth our revenues by source both in absolute amounts and as percentages of total revenues for the periods indicated:

	Year Ended December 31,
	2013	%	2014	%	2015	%
	($ in thousands, except percentages)
Revenues:
Internet services	669,817	99.9	1,367,618	98.3	1,680,355	93.2
Online advertising	417,133	62.2	756,431	54.4	1,210,071	67.1
Internet value-added services	252,684	37.7	611,187	43.9	470,284	26.1
Smart hardware and IOT devices	—	—	—	—	58,423	3.2
Others	1,271	0.1	23,042	1.7	65,805	3.6
	671,088	100.0	1,390,660	100	1,804,583	100

Internet services

(i) Online Advertising

We generate online advertising revenues primarily through monetization of user traffic on our PC and mobile platform properties. We generally offer comprehensive online advertising service solutions to our customers on a pay-for-effectiveness basis.

There are increasing numbers of customers who request comprehensive advertising solutions that may include any combination of 360 Personal Start-up Page advertisements, search advertisements and mobile advertisements. PC advertising adopts a cost per click, cost per page view or cost per transaction model, while mobile advertising adopts a cost per app downloaded or cost per app activated model. Because our comprehensive advertising solutions provide both brand-building and transaction-generating functions for our customers, we may charge these customers on a total package basis. We view search as an integrated part of our online advertising business, and as such in many cases it may not feasible to clearly separate search and non-search online advertising.

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

The interaction of these factors affects the performance and results of operations of our online advertising business. In summary, the increase in the effectiveness of our advertising services, along with the growth of our user base, has in turn increased the number of our customers and the revenues we generate from each customer, and in turn the size of our total online advertising business.

(ii) Internet Value-added Services

Our Internet value-added services include offering games developed by third parties and other Internet value-added services to users.

We operate third-party developed games on our game platform products, such as sub-pages of 360 Personal Start-up Page and the app store of 360 Mobile Assistant. We provide game players a safe and convenient gaming environment. Our game portfolio primarily includes web games and mobile games. Users can access and play these games directly on our platform products. We share revenues from game operations with game developers pursuant to the terms of our cooperation agreements.

Most of playing users on our game platform are casual players who play the games on a “free” basis. Typically, only a small percentage of playing users will purchase in-game virtual items in order to advance to higher stages. These users can make the purchase through their registered accounts on our game platforms. We refer to these accounts as the “paying accounts.” As such, total number of paying accounts is a key driver for our game revenue growth. In December 2015, monthly game paying accounts on our game open platforms was approximately 1.2 million, relatively flat comparing to the same period in December 2014.

As of the end of 2015, there were over 6,500 games on our game platforms, compared to over 1,600 games at the end of 2014. Most of the games on our game platforms have shorter life cycles than traditional massively multiplayer online role-playing games, or MMORPGs. As we significantly expand our game portfolio to include additional types of games, the average life cycles of our games may change accordingly. The life cycle measurement of games is less relevant to our game operations because different types of games may have significantly different life cycles and monetization patterns. A longer or shorter “active life” does not necessarily mean larger or smaller revenue contribution. Top games on our game platforms tend to change from period to period. A majority of the top ten games in 2015 were not among the top ten games in 2014. The top ten games contributed approximately 27.0% of total game revenues in 2015, compared with 42.1% in 2014. In 2015, the most popular game generated approximately 5.0% of our game revenues.

We also provide online lottery purchase services and serve as an agent or a platform for providing online distribution services, payment collection services and other Internet value-added services, such as payment collection for mobile charges, and distribution and payment collection of e-books, on behalf of third parties. We generally charge commission as a percentage of the gross proceeds or collection amount. We provide payment collection services mainly through third-party professional payment and settlement institutions. In March 2015, we temporarily suspended our online lottery purchase services, pending the resolution of a joint administrative order from PRC authorities to online distribution of lottery tickets.

Smart hardware and IOT devices

We offer sales of smart hardware and IOT devices, such as 360 Auto Guard (automobile data recorder) and 360 Kids Guard.

Others

We offer enterprise information security products and related services, such as firewalls, gateways and Internet security monitoring systems, to enterprise customers.  In addition, we offer other technical services on an ad-hoc project basis to enterprise customers, such as IT outsourcing, systems integration services and cloud computing and Internet infrastructure services.

Cost of Revenues and Operating Expenses

The following table sets forth the cost of revenues and operating expenses, both in absolute amounts and as percentages of total revenues for the periods indicated:

	Year Ended December 31,
	2013	%	2014	%	2015	%
	($ in thousands, except percentages)
Revenues:	671,088	100.0	1,390,660	100.0	1,804,583	100.0
Cost of revenues:
Internet services	87,344	13.0	290,076	20.9	332,858	18.4
Smart hardware and IOT devices	—	—	—	—	51,498	2.9
Others	504	0.1	15,386	1.0	39,401	2.2
Total cost of revenues	87,838	13.1	305,462	21.9	423,757	23.5
Operating expenses
Selling and marketing	110,104	16.4	333,701	24.0	483,615	26.8
General and administrative	117,148	17.4	94,260	6.8	161,363	8.9
Product development	255,248	38.0	406,250	29.2	495,964	27.5
Total operating expenses	482,500	71.8	834,211	60.0	1,140,942	63.2

Cost of Revenues

Cost of revenues mainly consists of cost of Internet services.

Cost of Internet services primarily consist of value-added tax and related surcharges, traffic acquisition costs, costs of media resources, costs of bandwidth and utilities, depreciation of equipment, payment collection costs, salaries and benefits, costs of inventories and revenue sharing to third-party business partners. Our Internet services are subject to PRC value-added tax and related surcharges on our revenues. We expect our value-added tax and related surcharges will continue to increase in line with increases in our revenues. Payment collection costs in connection with Internet services represent the fees that we pay to providers of mobile payment and online banking services for processing payments from our users. Other costs incurred in connection with Internet services primarily comprise salaries and benefits for service operation personnel and authorization fees for the operation of third-party games.

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

Our product development expenses relate to the research, development and strengthening of our products and services in Internet security, cloud computing, search, mobile Internet, and smart hardware and IOT devices. Our product development expenses primarily consist of salaries and benefits, including share-based compensation expenses, of our product development personnel, costs of bandwidth and utilities, license and technical service fees, depreciation of equipment and amortization of acquired intangible assets. We expect product development expenses to continue to increase as we continue to develop and enhance products and develop technologies related to the Internet, such as browser and mobile Internet technologies.

The table below shows the effect of the share-based compensation expenses on our operating expense line items for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	($ in thousands)
Share-based compensation expenses included in:
Cost of revenues	—	—	—
Selling and marketing	15,389	15,571	14,472
General and administrative	69,101	16,891	41,534
Product development	36,597	62,594	77,291
Total	121,087	95,056	133,297

We expect to continue to grant share options and restricted share units under our share incentive plans and incur further share-based compensation expenses in future periods.

Acquisitions and Investments

In April 2015, we closed the joint venture transaction with Coolpad Group Limited (HKSE: 2369), or Coolpad, a leading smartphone company in China. Pursuant to the terms of the transaction, we invested cash of $409.1 million for a 45.0% equity interest in Coolpad E-Commerce Inc., the joint venture set up with Coolpad. In May 2015, we entered into an agreement with Coolpad to increase our equity interest in the joint venture to 49.5% by purchasing 4.5% equity interest in the joint venture from Coolpad with a total consideration of $45.0 million.

In September 2015, we reached an agreement with Coolpad to adjust their respective shareholding in Coolpad E-Commerce Inc. Under the agreement, the joint venture will redeem a portion of the shares held by Coolpad in consideration of the joint venture transferring back to Coolpad certain Internet operating assets related to “Coolpad” branded smartphones that Coolpad had previously contributed to the joint venture. As a result, Coolpad’s equity stake in the joint venture will be reduced to 25.0% from 50.5%, and our equity stake in the joint venture will be increased to 75.0% from 49.5%.  This mentioned share redemption and full implementation of such new arrangement were approved by Coolpad’s shareholders in February 2016 and were completed in April 2016.

Other than the above, we made a total of $582.6 million and $913.5 million in investments and acquisitions in small- to mid-sized companies whose businesses complement our business in 2014 and 2015, respectively.

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

We consider revenue to be realizable and earned when all of the following criteria are met:

•	persuasive evidence of a sales arrangement exists;

•	delivery has occurred or services have been rendered;

•	the price is fixed or determinable; and

•	collectability is reasonably assured.

Internet Services

Internet services revenues include online advertising and Internet value-added services.

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

We occasionally engage in nonmonetary transactions to allow certain third parties to provide traffic on the non-monetization location of our platform products to show their brand or products in exchange for our brand promotion or more downloads of our platform or security products, and to allow certain third parties to bundle our platform or security products with third parties’ software products in exchange for more downloads of our platform or security products. We recognize revenues and expenses at fair value from a nonmonetary transaction only if the fair value of the services exchanged in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar services from customers unrelated to the counterparty in the nonmonetary transaction. No such transactions were recognized in 2013, 2014 and 2015.

Internet Value-added Services

Our Internet value-added services include offering games developed by third parties, and other Internet value-added services to our users.

Games. We provide game services and generate revenues from selling in-game currency, which will later be used by game players to purchase in-game virtual items. Our game portfolio includes mobile games and web games. All of the games are developed by third-party game developers and can be accessed and played by game players directly through our platform products. We primarily view the game developers to be our customers and consider our responsibility under our agreements with the game developers to be promotion of the game developers’ games or assisting game developers to enhance game-playing experience. Sometimes, we get exclusive rights in a certain region, that is, other platforms cannot provide the game without our permission in that region.

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

Other Internet value-added services. We provide online lottery purchase services and serve as an agent or a platform to offer online distribution services, payment collection services and other Internet value-added services on behalf of our partners. We generally charge commission as a percentage of the gross proceeds or collection amount, and the revenue is estimated by us based on our internal system, which is confirmed with our partners.

Smart hardware and IOT devices

We offer sales of smart hardware and internet of things devices. We recognize revenue when after a sales agreement is signed, the price is fixed or determinable. Product is considered accepted once it has been received and title, risk of loss and rewards of ownership have been transferred.

Others

We offer enterprise information security products and related services to customers, such as firewalls, gateways and Internet security monitoring systems, to enterprise customers. In addition, we offer other technical services on an ad-hoc project basis to enterprise customers, such as IT outsourcing, systems integration services and cloud computing and Internet infrastructure services. Most of our revenue arrangements with customers are the sale of hardware products, bundled with software that is essential to the functionality of the hardware. We recognize revenue for the sale of such hardware products after a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. A product is considered delivered to the customers once it has been shipped and titled and risk of loss and rewards of ownership have been transferred.

 Consolidation of Variable Interest Entities

PRC regulations currently limit direct foreign ownership of business entities providing Internet services in China, where certain licenses are required for the provision of such services. To comply with these PRC regulations, we conduct most of our business through our VIEs and their subsidiaries. Qizhi Software, our wholly-owned PRC subsidiary, holds the power to direct the activities of the VIEs that most significantly affect our economic performance and bears the economic risks and receives the economic benefits of the VIEs through a series of contractual arrangements with the VIEs and/or their nominee shareholders, including:

•	business operation agreements;

•	technology consulting and services agreements;

•	equity disposition agreements;

•	loan agreements;

•	equity pledge agreements;

•	powers of attorney; and

•	spousal consent letters.

We believe that these contractual arrangements are currently legally enforceable under PRC law and regulations. More specifically, we believe that the terms of the equity disposition agreement give us substantive kick-out rights so that we can have the power to control the VIEs’ nominee shareholders and thus the power to direct the activities that most significantly impact the VIEs’ economic performance. Through these contractual arrangements, we believe that the nominee shareholders of the VIEs do not have direct or indirect ability to make decisions regarding the activities of the VIEs that could have a significant impact on the economic performance of the VIEs because all of the voting rights of the VIEs’ nominee shareholders have been contractually transferred to Qizhi Software. Therefore, we have effective control over the VIEs. In addition, we believe that our ability to exercise effective control, together with the technology consulting and services agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the VIEs. Hence, we believe that the nominee shareholders of the VIEs do not have the rights to receive the expected residual returns of those VIEs, as such rights have been transferred to Qizhi Software. Therefore, we evaluated the rights we obtained through entering into these contractual arrangements and concluded that we have the power to direct the activities that most significantly affect the VIEs’ economic performance and also have the rights to receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, we are the primary beneficiary of the VIEs and have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements since the later of the date of acquisition and incorporation.

We believe that the possibilities are remote that any oversight or regulatory bodies in China would question the enforceability of Qizhi Software’s contractual arrangements with the VIEs pursuant to the current PRC laws. The shareholders of the VIEs are also our shareholders and therefore have no current interest in acting contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their shareholdings in our company, their interests may diverge from our interests, which may increase the risk that they would act contrary to the contractual arrangements, such as causing the VIEs to not pay service fees under the contractual arrangements when required to do so. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — In order to comply with PRC laws and regulations limiting foreign ownership of Internet businesses, we conduct our Internet businesses through our consolidated affiliated entities in China by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be materially and adversely affected” and “— Risks Related to Our Corporate Structure — The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business.”

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

The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill in 2015.

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

The Group assessed the qualitative factors to determine it is not more likely than not that the fair value of each reporting unit is less than its respective carrying amount. Impairment of goodwill were nil, nil, and $7.9 million during the years ended December 31, 2013, 2014 and 2015, respectively.

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

Our management performs impairment assessment on intangible assets with indefinite lives on December 31 of each year or when events or changes in circumstances indicate that the assets might be impaired. Our management used the discounted cash flow method to estimate the fair value of intangible assets with indefinite lives. During the years ended December 31, 2013, 2014 and 2015, we recognized $0.8, million nil and $2.9 million of impairment losses, respectively, on our intangible assets with indefinite lives.

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

Our management estimated the fair value of the intangible assets with definite lives based on the discounted value of estimated future cash flows. The evaluation requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the years ended December 31, 2013, 2014 and 2015, we recognized $0.1 million, nil and $1.6 million of impairment losses, respectively, on our intangible assets with definite lives.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of these investee companies based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. Certain of our equity method investments experience a deteriorating financial position and performance and we do not expect them to generate any positive future cash flows. Accordingly, we accrued an impairment charge of $4.1 million, $1.9 million and $16.5 million in 2013, 2014 and 2015, respectively, on these equity method investments based on their fair value which would be minimal.

Cost Method Investments

For equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which we neither have significant influence nor control through investment in common stock or in-substance common stock, the cost method is used. Investments in limited partnerships over whose operating and financing policies we have virtually no influence and with investment less than 5% are accounted for using the cost method.

We review our cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of our cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than-temporary. We estimated the fair value of these investee companies based on discounted cash flow approach. Factors we consider in making such a determination include the length of time that the fair value of the investment is below our carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company-specific information such as recent financing rounds. As a result of the assessment process for our cost method investments, we recognized impairment charge of $0.9 million, $0.6 million and $28.5 million in 2013, 2014, and 2015, respectively.

Available-for-sale Investments

Investments not classified as trading or as held-to-maturity are classified as available-for-sale investments. Available-for-sale investments which are intended to be realized in cash during the next 12 months are classified as short-term investments, and the others are classified as long-term investments. Available-for-sale investments are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income (loss) if the decline in fair value is considered temporary or in the consolidated statements of operations if the change in fair value is considered other-than-temporary.

We continually review our available-for-sale investments to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below its carrying value, the financial condition, operating performance and the prospects of the equity investee. Upon assessment for our available-for-sale investments, we recognized no impairment charge in 2013 and 2014, and $11.2 million in 2015, as we considered that the decline in the fair value of one of short-term available-for-sales investments was considered other-than-temporary during 2015.

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

Based on information currently available, we can only reasonably estimate possible loss at this stage for two legal cases. As a result, $0.9 million was accrued for these two legal cases as of December 31, 2013, $0.9 million was accrued for the two legal cases as of December 31, 2014 and $0.2 million was accrued for one legal case as of December 31, 2015.

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

 Uncertainties exist with respect to the application of the EIT Law to our operations, specifically with respect to our tax residency status. The EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The EIT Law’s implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

Because of the uncertainties resulted from limited PRC tax guidance on the issue, it is uncertain whether our legal entities organized outside of the PRC constitute residents under the EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Item 3. Key Information — D. Risk Factors — Risk Related to Doing Business in China — Dividends we receive from our PRC subsidiaries, dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to PRC withholding taxes under PRC tax laws.”

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

The fair values of our option awards were estimated on the date of grant using the Black-Scholes and binomial option pricing model based on the following assumptions:

	2013	2014	2015
Weighted average risk-free interest rate	3.40% - 4.02%	3.96% - 4.61%	3.11% - 3.60%
Weighted average expected term (number of years)	6.35	5.85 - 6.35	5.75 - 6.35
Weighted average expected volatility	46.04% - 46.68%	44.28% - 46.02%	40.87% - 43.96%
Weighted average expected dividend yield	—	—	—

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S. dollar-denominated bond issued by the Chinese government as of the valuation dates. The expected life of options represents the period of time the granted options are expected to be outstanding. The expected life is estimated based on a consideration of factors including contractual term, vesting period and empirical study on historical exercise behavior of employee share options. Our employees who received our stocks options are assumed to exhibit similar behavior. As we expected to grow our business with internally generated cash, we did not expect to pay dividends in the foreseeable future.

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

Hong Kong

Our wholly-owned subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5% for the year ended December 31, 2015. Under the Hong Kong tax laws, these subsidiaries are exempted from the Hong Kong income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Our wholly-owned subsidiary in Singapore is subject to the unified tax rate of 17% for the year ended December 31, 2015. There are no withholding taxes in Singapore on remittance of dividends.

United States

Our wholly-owned subsidiary in the U.S. is subject to the progressive tax rate from 15% to 39% for the federal income tax in the U.S. and 8.7% for the state income tax in Delaware for the year ended December 31, 2015. The normal withholding tax rate is 30% in the U.S. on remittance of dividends.

PRC

The EIT Law applies a uniform enterprise income tax rate of 25% to all domestic enterprises and foreign-invested enterprises and defines tax incentives for qualifying entities.

One of our operating subsidiaries, Qizhi Software, and two of our VIEs, Beijing Qihu and Beijing Star World, receive preferential tax treatment in the PRC as “high and new technology enterprises.” Another two of our operating subsidiary, Tianjin Qisi and Qifei Xiangyi, receive preferential tax treatment in the PRC as “software enterprise.” Specifically, each of Qizhi Software, Beijing Qihu and Beijing Star World was entitled to a reduced EIT rate of 15% for 2013, 2014 and 2015. Tianjin Qisi received its “software enterprise” status in March 2011 and was entitled to the preferential tax treatment of “two-year exemption plus three-year half rate” starting from 2012, being its first profit-making year for EIT purposes. Tianjin Qisi was entitled to a preferential tax rate of 12.5% for the year ended December 31, 2014. Tianjin Qisi renewed its status as “high and new technology enterprises” in 2014 and was entitled to a preferential tax rate of 15% for the year ended December 31, 2015. Qifei Xiangyi was recognized as Software Enterprise by the relevant PRC government authorities on November 11, 2013 and was entitled to the preferential tax treatment of “two-year exemption plus three-year half rate” commencing from its first profit-making year for EIT purposes. For the years ended December 31, 2013 and 2014, Qifei Xiangyi enjoyed the two-year tax exemption. Qifei Xiangyi was recognized as “high and new technology enterprises” by the relevant PRC government authorities in 2013, and was entitled to a reduced EIT rate of 15% for 2015.

In addition, the EIT Law treats enterprises established outside of the PRC with “de facto management bodies” within the PRC as a PRC resident enterprise for tax purposes. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise. The SAT issued Circular 82, which sets out certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. We do not believe that we should be treated as a “resident enterprise” for PRC tax purposes. However, if considered a “PRC resident enterprise” for tax purposes, we would be subject to the PRC enterprise income tax at a rate of 25% on our worldwide income. We will continue to monitor our tax status. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may be subject to PRC taxation on our worldwide income.”

Pursuant to the EIT law and its implementation rules, dividends payable to foreign investors are subject to a 10% withholding tax. Pursuant to the grandfathering arrangement, dividends receivable from our PRC subsidiaries in respect of their undistributed profits prior to December 31, 2007 are exempt from withholding tax. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5% upon receiving approval from the relevant tax authority.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as percentages of total revenues, for the periods indicated.

	Year Ended December 31,
	2013	Percentage of Revenues	2014	Percentage of Revenues	2015	Percentage of Revenues
	($ in thousands, except percentages)

Revenues:
Internet services
Online advertising	417,133	62.2%	756,431	54.4%	1,210,071	67.1%
Internet value-added services	252,684	37.7%	611,187	43.9%	470,284	26.1%
Total	669,817	99.9%	1,367,618	98.3%	1,680,355	93.2%
Smart hardware and IOT devices	—	—	—	—	58,423	3.2%
Others	1,271	0.1%	23,042	1.7%	65,805	3.6%
Total revenues	671,088	100.0%	1,390,660	100.0%	1,804,583	100.0%

Cost of revenues:
Internet services	87,334	13.0%	290,076	20.9%	332,858	18.4%
Smart hardware and IOT devices	—	0.0%	—	—	51,498	2.9%
Others	504	0.1%	15,386	1.0%	39,401	2.2%
Total cost of revenues	87,838	13.1%	305,462	21.9%	423,757	23.5%

Subsidy income	2,349	0.4%	8,506	0.6%	20,647	1.1%
Operating expenses:
Selling and marketing	110,104	16.4%	333,701	24.0%	483,615	26.8%
General and administrative	117,148	17.4%	94,260	6.8%	161,363	8.9%
Product development	255,248	38.0%	406,250	29.2%	495,964	27.5%
Total operating expenses	482,500	71.8%	834,211	60.0%	1,140,942	63.2%

Income from operations	103,099	15.4%	259,493	18.7%	260,531	14.4%
Interest income	10,398	1.5%	25,605	1.8%	23,721	1.3%
Interest expense	(5,572)	(0.7)%	(25,518)	(1.8)%	(32,553)	(1.8)%
Other income	590	0.1%	1,803	0.1%	435	0.0%
Exchange gain (loss)	5,105	0.8%	(11,899)	(0.9)%	1,113	0.1%
Gain in connection with short-term investments	327	0.0%	10,230	0.7%	77,745	4.3%
Gain in connection with long-term investments	11,216	1.6%	26,780	1.9%	38,955	2.2%
(Loss) Gain on deconsolidation of subsidiaries	(1,144)	(0.2)%	—	(0.0)%	64,238	3.6%
Income before income tax expense and loss from equity method investments	124,019	18.6%	286,494	20.6%	434,185	24.1%
Income tax expense	(23,423)	(3.5)%	(51,425)	(3.7)%	(119,485)	(6.6)%
Loss from equity method investments	(2,747)	(0.4)%	(18,906)	(1.4)%	(61,539)	(3.4)%
Net income	97,849	14.7%	216,163	15.5%	253,161	14.1%
Add: Net loss attributable to noncontrolling interest	1,803	0.3%	6,605	0.5%	53,807	3.0%
Net income attributable to Qihoo 360 Technology Co. Ltd.	99,652	15.0%	222,768	16.0%	306,968	17.1%

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues

Revenues increased by 29.8%, from $1,390.7 million in 2014 to $1,804.6 million in 2015, primarily as a result of strong performance in online advertising driven by strong user traffic growth and further penetration of performance based advertising on our platform products, and further expansion in sales of smart hardware and IOT devices, partially offset by the decline in internet value-added services resulting from the suspension of online lottery operations.

Revenues from online advertising increased by 60.0%, from $756.4 million in 2014 to $1,210.1 million in 2015. The solid growth was primarily driven by:

•	In 2015, we focused primarily on improving the monetization efficiency of our back-end system. This improvement results in better matching between users’ intention and advertising placement. Better matching generally leads to better results in advertising customers’ business activities, which in turn should drive higher prices for our advertising service. Average price per paid click increased by approximately 119% from 2014 to 2015 and average revenue per paid customer increased from approximately $7,500 to $11,000.

•	Our online advertising customers which totaled approximately 110,000 in 2015, compared to 100,000 in 2014.

Revenues from Internet value-added services decreased by 23.1%, from $611.2 million in 2014 to $470.3 million in 2015. The sequential decline was mainly due to soft business trend in web games and the temporary suspension of online lottery operations beginning in March 2015. The total number of paying accounts on our game platform was approximately 7.3 million in 2015, increased from 1.2 million in 2014, and the number of games commercially running on our platform increased from 1,600 in 2014 to 5,600 in 2015.

We started to generate revenues from enterprise information security and smart hardware and IOT devices since the fourth quarter of 2014 and the second quarter of 2015, respectively. In 2015, enterprise information security and smart hardware and IOT devices each contributed less than 5% of the total revenue.

Cost of Revenues

Our cost of revenues increased by 38.7%, from $305.5 million in 2014 to $423.8 million in 2015, primarily due to (i) an increase of $51.5 million in cost of inventories related to the launch of sales of smart hardware and IOT devices, (ii) an increase of $28.4 million in cost of media resources in line with revenue growth, (iii) an increase of $16.5 million in bandwidth costs, depreciation of equipment mainly related to the continued ramp-up in our search monetization and (iv) an increase of $12.2 million in cost of inventories resulting from the expansion of enterprise information security. Our cost of revenues as a percentage of our total revenues increased from 21.9% in 2014 to 23.5% in 2015 primarily due to the increase in cost of sales related to the growth of our sales of smart hardware and IOT devices.

Operating Expenses

Selling and Marketing Expenses. Selling and marketing expenses increased by 44.9%, from $333.7 million in 2014 to $483.6 million in 2015. This increase was primarily due to (i) an increase of $127.7 million in advertising and promotion expenses related to increased brand promotion activities and promotion of our security and platform products and (ii) an increase of $16.7 million in salaries and benefits as a result of increased headcount of sales and marketing personnel.

General and Administrative Expenses. General and administrative expenses increased by 71.2%, from $94.3 million in 2014 to $161.4 million in 2015. This increase was primarily due to (i) an increase of $24.6 million in share-based compensation associated with the vesting of restricted shares granted to our general and administrative personnel and (ii) an increase of $15.8 million in salaries and benefits for our general and administrative personnel as a result of increased headcount.

Product Development Expenses. Product development expenses increased by 22.1%, from $406.3 million in 2014 to $496.0 million in 2015. This increase was primarily due to (i) an increase of $33.7 million in the salaries and benefits for our product development personnel as we hired additional employees in 2015 to develop our platforms and products, (ii) an increase of $16.7 million in depreciation and amortization expenses from the acquisition of property, equipment and intangible assets for the expansion of our business to facilitate the development and strengthening of our technologies and products, (iii) an increase of $15.8 million in bandwidth costs, as we leased additional bandwidth to develop and innovate products and services and (iv) an increase of $14.7 million in share-based compensation associated with the vesting of restricted shares granted to our product development personnel.

Interest Expenses

Interest expenses increased by 27.8%, from $25.5 million in 2014 to $32.6 million in 2015, primarily due to the interest expense on our convertible senior notes issued in 2013 and 2014.

Income Tax Expenses

Income tax expenses increased from $51.4 million in 2014 to $119.5 million in 2015, primarily due to an increase in taxable income for our subsidiaries and VIEs from 2014 to 2015. Our effective tax rate for the year ended December 31, 2015 was approximately 23.5%. Our effective tax rate increased from 14% in 2014 to 23.5% in 2015, primarily due to the increase of EIT rate for two of our major subsidiaries resulting from the change of preferential tax treatment.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues

Revenues increased by 107.2%, from $671.1 million in 2013 to $1,390.7 million in 2014, primarily as a result of strong performances in both online advertising and Internet value-added services, mainly driven by strong ramp-ups in search monetization and mobile monetization.

Revenues from online advertising increased by 81.3%, from $417.1 million in 2013 to $756.4 million in 2014. The solid growth was primarily driven by:

•	The continued growth of our traffic provides fundamental support to monetization. The more traffic and users’ activities there are on our platform products, such as 360 Personal Start-up Page and search engine, the more likelihood that users may click one of the advertising links on those platforms. Advertisers pay for traffic and users’ activities. In 2014, average daily clicks of our 360 Personal Start-up Page and its subpages increased by 20%, and total page views of 360 Search increased by 70%.

•	We have been continuously expanding our customer base, which drives our revenue growth. Our online advertising customers increased from approximately 50,000 in 2013 to 100,000 in 2014. The increase in our online advertising customers was mainly due to our effective sales and marketing efforts both through direct sales and agency networks.

•	We have been gradually improving the efficiency of our monetization back-end system. This improvement results in better matching between users’ intention and advertising placement. Better matching generally leads to better results in advertising customers’ business activities, which in turn should drive higher prices for our advertising service. On a combined basis, the total number of paid clicks increased by approximately 21.7% and average price per paid click increased by approximately 74.1% from 2013 to 2014. In addition, average revenue per paid customer decreased from approximately $8,000 to $7,500. The decrease in average revenue per advertising customer primarily reflected our successful selling effort to expand advertising customer base, which resulted in advertising customer growth significantly outpacing advertising revenue growth in 2014.

Revenues from Internet value-added services increased by 141.9%, from $252.7 million in 2013 to $611.2 million in 2014. The robust growth was mainly driven by a strong ramp-up in mobile games and incremental contribution from PC games. The total number of paying accounts on our game platform increased from 700,000 in 2013 to approximately 1,200,000 in 2014, and the number of games commercially running on our platform increased from 800 in 2013 to 1,600 in 2014.

Cost of Revenues

Our cost of revenues increased by 247.8%, from $87.8 million in 2013 to $305.5 million in 2014, primarily due to (i) an increase of $79.3 million in traffic acquisition costs related to the growth of our online advertising service revenue, (ii) an increase of $50.9 million in value-added tax and related surcharges in line with revenue growth, (iii) an increase of $39.2 million in payment collection costs for Internet services and revenue sharing to third-party partners in line with revenue growth and (iv) an increase of $33.7 million in bandwidth costs, depreciation of equipment mainly related to the continued ramp-up in our search monetization. Our cost of revenues as a percentage of our total revenues increased from 13.1% in 2013 to 21.9% in 2014, primarily due to the increase in traffic acquisition costs related to the growth of our online advertising service, which do not fluctuate in line with changes in our total revenues.

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

Product Development Expenses. Product development expenses increased by 59.2%, from $255.2 million in 2013 to $406.3 million in 2014. This increase was primarily due to (i) an increase of $69.2 million in the salaries and benefits for our product development personnel as we hired additional employees in 2014 to develop our platforms and products, (ii) an increase of $26.2 million in depreciation and amortization expenses from the acquisition of property, equipment and intangible assets for the expansion of our business to facilitate the development and strengthening of our technologies and products, (iii) an increase of $26.0 million in share-based compensation associated with the vesting of shares and share options granted to our key product development employees, (iv) an increase of $15.8 million in bandwidth costs, as we leased additional bandwidth to develop and innovate products and services and (v) an increase of $9.6 million in license and technical service expenses, as we used additional licenses for our operations.

Interest Expenses

Interest expenses increased by 358.0%, from $5.6 million in 2013 to $25.5 million in 2014, primarily due to the interest expense on our convertible senior notes issued in 2013 and 2014.

Income Tax Expenses

Income tax expenses increased from $23.4 million in 2013 to $51.4 million in 2014, primarily due to an increase in taxable income for our subsidiaries and VIEs from 2013 to 2014. Our effective tax rate for the years ended December 31, 2013 and 2014 was approximately 14%. Our effective tax rate for these two years was lower than the PRC statutory EIT rate of 25% primarily due to effect of income tax holidays and preferential tax rates enjoyed by certain of our PRC entities, which was partially offset by the tax benefit related to the net operating loss of our Cayman Islands holding company not being utilized.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and proceeds from our initial public offering and the concurrent private placement in April 2011. As of December 31, 2015, we had outstanding debt of $1,635.0 million in the form of convertible senior notes. Our cash and cash equivalents primarily consist of cash on hand and term deposits. We believe the cash we received from the initial public offering and concurrent private placement in April 2011 and our convertible senior notes offerings in September 2013 and August 2014 and the anticipated cash flow from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. If we have additional liquidity needs in the future, we may obtain additional financing, including credit facility and equity offering or debt financing in capital markets, to meet such needs.

We are a holding company and conduct our operations primarily through our subsidiaries and VIEs in China. For the years ended December 31, 2013, 2014 and 2015, our VIEs in China contributed an aggregate of 78.6%, 76.9% and 38.4%, respectively, of our consolidated revenues. Our operations not conducted through contractual arrangements with our VIEs primarily consist of our advertisement agency services and technology support services. As of December 31, 2014 and 2015, our VIEs accounted for an aggregate of 28.7% and 30.9%, respectively, of our consolidated total assets, and 17.2% and 12.4%, respectively, of our consolidated total liabilities. The assets not associated with our VIEs primarily consists of cash and cash equivalent, accounts receivables, property and equipment and land use rights. As of December 31, 2014 and 2015, $1,877 million and $1,574 million, respectively, of these assets were denominated in U.S. dollars and $495 million and $951 million, respectively, of these assets were denominated in RMB. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depend upon earnings of our VIEs transferred to our subsidiaries in the form of payments under the technology consulting and services agreements. As of December 31, 2015, the total amount of service fees payable to our wholly-owned subsidiaries from our VIEs was nil. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. As of December 31, 2015, our PRC subsidiaries and VIEs had aggregate undistributed earnings of approximately $1,003 million that were available for distribution. These undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

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

Our cash held inside the PRC were $301.9 million, $367.4 million and $669.5 million as of December 31, 2013, 2014 and 2015, respectively, and our cash held outside the PRC were $711.6 million, $1,277.8 million and $423.5 million as of December 31, 2013, 2014 and 2015, respectively. Furthermore, our cash held inside our VIEs were $116.6 million, $239.9 million and $273.8 million as of December 31, 2013, 2014 and 2015, respectively, and our cash held outside our VIEs were $896.9 million, $1,405.3 million and $819.2 million as of December 31, 2013, 2014, and 2015, respectively. Cash transfers from our PRC subsidiaries and consolidated affiliated entities to our subsidiaries outside of China are subject to PRC government control of currency conversion. Qizhi Software needs to obtain the approval from or registration with the relevant government authorities if it plans to convert cash denominated in Renminbi into U.S. dollars and remit it to our subsidiaries outside of China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	($ in thousands)
Net cash provided by operating activities	210,226	380,299	432,265
Net cash used in investing activities	(196,874)	(661,494)	(668,940)
Net cash provided by financing activities	613,498	919,714	(287,891)
Effect of exchange rate on cash and cash equivalents	5,951	(6,750)	(27,700)
Net increase in cash and cash equivalents	632,801	631,769	(552,266)
Cash and cash equivalents at beginning of year	380,664	1,013,465	1,645,234
Cash and cash equivalents at end of year	1,013,465	1,645,234	1,092,968

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

Net cash provided by operating activities increased to $432.3 million in 2015 from $380.3 million in 2014. Although our growing business generated substantial net cash inflow as our revenues increased by $413.9 million from $1,390.7 million in 2014 to $1,804.6 million in 2015, the cash paid for cost of revenues and operating expenses also increased by $321.3 million from $921.4 million in 2014 to $1,242.7 million in 2015.

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

For 2015, net cash provided by operating activities of $432.3 million was primarily attributable to our net income of $253.2 million, adjusted by (i) noncash items of share-based compensation expense of $133.3 million, (ii) depreciation and amortization of $116.7 million from the acquisition of property, equipment and intangible assets for the expansion of our business to facilitate the development and strengthening of our technologies and products, (iii) loss on equity method investments of $61.5 million and (iv) an increase in cash from working capital items of $19.7 million, partially offset by (i) gain in connection with long-term investments of $39.0 million and (ii) loss (gain) in connection with short-term investments of $77.7 million. The net increase in cash from working capital items was primarily due to the $39.2 million increase in accounts receivable, prepaid expenses and other current assets, other noncurrent assets, accounts payable, deferred revenue, accrued expenses and related income tax due to fast growth of our business, partially offset by the payment for land use rights of $12.1 million in accordance with the contractual payment schedule.

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

For 2013, net cash provided by operating activities of $210.2 million was primarily attributable to our net income of $97.8 million, adjusted by (i) noncash items of share-based compensation expense of $121.1 million, which included a one-off $57.0 million share-based compensation charge in relation to share incentive grants to our two co-founders, (ii) depreciation and amortization of $42.6 million from the acquisition of property, equipment and intangible assets for the expansion of our business to facilitate the development and strengthening of our technologies and products, (iii) impairment of long-term investments of $5.0 million, (iv) loss on equity method investments of $2.7 million and (v) miscellaneous non-cash expenses of $3.5 million, partially offset by (i) a decrease in cash from working capital items of $46.7 million and (ii) disposal of long-term investments of $15.8 million. The net decrease in cash from working capital items was primarily due to the payment for land use rights of $72.9 million in accordance with the contractual payment schedule and increases in accounts receivable and prepaid expenses and other current assets all in line with and as a result of the growth of our business, partially offset by increases in accounts payable, deferred revenue and accrued expenses and other current liabilities due to our fast growth in our online advertising and game services.

Investing Activities

Net cash used in investing activities amounted to $668.9 million in 2015, primarily due to cash outflows for (i) payment for the purchase of property and equipment and intangible assets of $144.9 million, (ii) capital contribution of $725.6 million for long-term investments and $19.0 million for business acquisition and (iii) purchase of short-term investments for $43.5 million, partially offset by (i) cash inflows from the disposal of certain investments for $120.0 million and (ii) proceeds from sale of short-term investments for $176.3 million.

Net cash used in investing activities amounted to $661.5 million in 2014, primarily due to cash outflows for (i) payment for the purchase of property and equipment and intangible assets of $170.1 million, (ii) capital contribution of $325.0 million for long-term investments and $148.9 million for business acquisition and (iii) purchase of short-term investments for $82.9 million, partially offset by (i) cash inflows from the disposal of certain investments for $22.6 million and (ii) proceeds from sale of short-term investments for $41.8 million.

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

Financing Activities

Net cash used in financing activities amounted to $287.9 million in 2015, primarily due to cash outflows for (i) payment for share repurchase of $268.8 million, (ii) payment of $48.0 million for acquiring additional equity interest in a subsidiary and (iii) deferred payment of $43.8 million for business acquisition, partially offset by (i) the receipt of $54.8 million capital contribution by noncontrolling interest shareholders to subsidiaries and (ii) proceeds from exercise of share options of $17.9 million.

Net cash provided by financing activities amounted to $919.7 million in 2014, primarily due to cash inflows for (i) the receipt of $1,016.4 million proceeds from the issuance of senior convertible notes, net of issuance costs, and (ii) proceeds from exercise of share options of $15.9 million, partially offset by (i) payment for share repurchase of $104.2 million and (ii) repayment of short-term loan for $13.9 million.

Net cash provided by financing activities amounted to $613.5 million in 2013, primarily due to cash inflows for (i) the receipt of $587.9 million proceeds from the issuance of senior convertible notes, net of issuance costs, and (ii) the receipt of $23.7 million proceeds from the exercise of share options by our employees and external consultants.

Capital Expenditures

We incur capital expenditures primarily for the purchase of servers, network equipment and other computer hardware for our business expansion and the purchase of new office premises and related facilities. Our capital expenditures were $71.0 million in 2013, $246.8 million in 2014 and $156.3 million in 2015. We expect to incur approximately $170.0 million in capital expenditures for 2016 mainly for the purchase of servers, network equipment and other computer hardware for our business expansion.

C.	Research and Development, Patents and Licenses, etc.

Product Development

In order to attract and retain users, we have invested significant resources in developing security products, cloud-based services, search engine-related products, mobile Internet products and other Internet products and services and improve our products and services and enhance user experience. As of December 31, 2015, our product development team consisted of 4,794 development and technical staff members, approximately 78.7% of whom held bachelor’s or more advanced degrees.

Our internally developed technologies include our cloud-based security system, Qihoo search engine technology, cloud storage system, QVM, 360 HIPS and other technologies. See “Item 4. Information on the Company — B. Business Overview — Our Technology.”

Our product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets. Product development expenses represented 38.0%, 29.2% and 27.5% of total revenues for the three years ended December 31, 2013, 2014 and 2015, respectively.

 Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our intellectual property rights and brands. We have registered our “Qihoo” and “Qihu” brands and our “360” logo with the relevant government authorities in China, the United States, Japan, European Union, Singapore, Hong Kong, Macau and Malaysia and have pending applications for the “360” logo with the relevant government authorities in India, Indonesia, Israel, Russia, Thailand and other forty countries which are designated through the Madrid System, the international trademark system for registering and managing trademarks worldwide.

As of December 31, 2015, we had 664 registered trademarks in China and 160 registered trademarks outside of China, and held 517 registered copyrights to software programs covering almost all of our products. As of December 31, 2015, we had 6,600 pending patent applications and received 918 authorized patents from various governmental authorities.

We have registered the domain name “360.cn” with China Internet Network Information Center and “360.com” with the Internet Corporation for Assigned Names and Numbers. In addition, we have registered 553 domain names with various domain name registration services as of December 31, 2015.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Other
	($ in thousands)
Operating obligations (1)	55,040	20,417	20,849	12,524	1,250	-
Other commitments(2)	103,534	26,644	48,913	22,317	5,660	-
Total	158,574	47,061	69,762	34,841	6,910	-

(1) Operating obligations represent future rental commitments related to facilities and offices under non-cancelable operating lease agreements and fee commitments related to obtaining exclusive rights of operation for the games on our platforms.

(2) Other commitments represent future commitments related to interest payable in connection with the issuance of convertible senior notes.

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

All information provided in this annual report on Form 20-F is as of the date on which the statements are made in this annual report on Form 20-F, and we undertake no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although we believe that the expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect. Further information regarding risks and uncertainties faced by us is included in our filings with the SEC.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information about our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Building No. 2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.

Name	Age	Position
Hongyi Zhou	45	Chairman of the board and chief executive officer
Xiangdong Qi	51	Director and president
Shu Cao	40	Director and chief engineer
Neil Nanpeng Shen	48	Director
Ming Huang	52	Director
William Mark Evans	58	Director
Eric Chen	46	Director
Jianwen Liao	48	Director
Jue Yao	42	Chief financial officer
Alex Zuoli Xu	47	Co-chief financial officer
Chao Yang	51	Chief business officer
Catherine Liu	39	Chief strategy officer
Jie Chen	39	Chief operating officer
Yiran Xu	43	President of games

Mr. Hongyi Zhou is a co-founder of our company and has served as our chairman and chief executive officer since August 2006. Mr. Zhou has over ten years of managerial and operational experience in China’s Internet industry. Prior to founding our company, Mr. Zhou was a partner at IDG Ventures Capital since September 2005, a global network of venture capital funds, where he assisted small- to medium-sized software companies in sourcing funding to support their growth. Mr. Zhou was the chief executive officer of Yahoo! China from January 2004 to August 2005. In 1998, Mr. Zhou founded www.3721.com, a company engaged in Internet search and online marketing business in China, and served as its chairman and chief executive officer until www.3721.com was acquired by Yahoo! China in January 2004. Mr. Zhou also serves as a director of a number of privately owned companies based in China. Mr. Zhou received his bachelor’s degree in computer software in 1992 and his master’s degree in system engineering in 1995 from Xi’an Jiaotong University, China.

Mr. Xiangdong Qi is a co-founder of our company and has served as our director and president since our inception. Prior to founding our company, Mr. Qi served as a vice president of Yahoo! China from January 2004 to August 2005, where he was responsible for Yahoo! China’s operations and marketing. From August 2003 to January 2004, Mr. Qi was the general manager of www.3721.com, responsible for its overall operations and strategic planning. Mr. Qi worked at Xinhua News Agency from 1986 to March 2004. Mr. Qi serves as a director of Beijing Digital Telecom Co. Ltd., a company listed on the Hong Kong Stock Exchange, and as a director of a number of privately owned companies based in China. Mr. Qi received his bachelor’s degree in wireless communications from Changchun College of Posts and Telecommunications in China in 1986 and his M.B.A. degree from Beijing University of Science and Technology in China in 2007.

Mr. Shu Cao has been our director since 2006 and served as our chief engineer since October 2005. Prior to joining us, Mr. Cao served as the chief engineer of Yahoo! China from November 2003 to September 2005 and was responsible for system operation and maintenance. Mr. Cao has extensive experiences in software engineering, information technology infrastructure and system operation. Mr. Cao was the co-founder of www.3721.com and served as its head of operations from January 1999 to August 2003. Mr. Cao received his bachelor’s degree in computer science from Zhejiang University in China in 1998.

Mr. Neil Nanpeng Shen has been our director since 2006. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip.com International Ltd., or Ctrip, a NASDAQ-listed company and the largest travel service provider in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management Inc., currently named Homeinns Hotel Group, or Home Inns, a leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had over eight years of experience at major investment banks in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip and a director of E-House (China) Holdings Limited, a NYSE-listed real estate services company in China. He is also a director of a number of privately owned companies based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiaotong University in China in 1988 and his master’s degree from Yale University in 1992.

Dr. Ming Huang has been our director since March 2011. He has been a professor of finance at the Johnson Graduate School of Management at Cornell University since July 2005 and a professor of finance at China-European International Business School since July 2010. Dr. Huang also served as a professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010 and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and an associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Dr. Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. In recent years, his research has focused on Chinese capital market and public companies. Dr. Huang also serves as an independent director at JD.com (NASDAQ: JD), Yingli Green Energy Holding Company Limited (NYSE: YGE), Fantasia Holdings Group Co., Ltd. (HKSE: 1777), WH Group Limited (HKSE: 0288), Guosen Securities Co Ltd (Shenzhen: 002736), and China Medical System Holdings Ltd. (HKSE: 0867). Dr. Huang received his bachelor’s degree in physics from Peking University, his doctorate degree in theoretical physics from Cornell University and his doctorate degree in finance from Stanford University.

Mr. William Mark Evans has been our director since March 2011. Mr. Evans was a general partner of Balderton Capital, a U.K. based venture capital firm, from September 2002 to December 2015 and currently serves as a director of a number of private companies. From April 2004 to October 2006, Mr. Evans served as the chairman of the audit committee of the board of directors of Shanda Interactive Entertainment Inc., a company listed on NASDAQ prior to 2012. Prior to that, Mr. Evans held a variety of senior management positions at Goldman Sachs, including chairman of Goldman Sachs Asia from 1993 to 1997. Mr. Evans received his bachelor’s degree in economics from Queen’s University in Canada in 1981 and his MLitt degree in economics from the University of Oxford in 1985.

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

Dr. Jianwen Liao has been our director since December 2014. Dr. Liao is the associate dean, academic director of Innovation Center, and professor of managerial practice in strategy, innovation and entrepreneurship at the Cheung Kong Graduate School of Business. His professional experience spans across North America and Asia. He was a tenured associate professor at the Stuart School of Business, Illinois Institute of Technology during 2006 to 2012. Additionally, he held various visiting professor positions at Hong Kong University of Science and Technology, China European International Business School and Peking University. Dr. Liao is primarily engaged in cross disciplinary research in strategy, innovation and entrepreneurship, and in particular the interactions between new economy and traditional economy. He has won several awards for his research and teaching, including the research grant awards from the U.S. Small Business Administration for years 2007 and 2008 and the Excellence in Teaching award in 2009 at Stuart School of Business, Illinois Institute of Technology. Dr. Liao also serves as an independent director at Colour Life Services Group Co., Limited, Fantasia Holdings Group Co., Limited, China Mengniu Dairy Company Limited, 361 Degrees International Limited and China Merchants Shekou Industrial Zone Holdings Co., Ltd. Dr. Liao received his bachelor of engineering from Northeastern University in July 1988, his master of economics from Renmin University of China in February 1991 and his Ph.D. of business administration from Southern Illinois University at Carbondale in August 1996.

Ms. Jue Yao has been our chief financial officer since 2014. Prior to that, she was our co-chief financial officer from 2012 to 2014, our vice president of finance from 2008 to 2012 and our financial director from 2006 to 2008. Prior to joining us in 2006, Ms. Yao held various positions at Sohu.com Inc. from 1999 to 2006, including financial director, where she was responsible for its strategic planning, budgeting and finance of wireless value-added and gaming business units. From 1996 to 1999, Ms. Yao was a senior auditor at KPMG. Ms. Yao graduated from University of International Business and Economics in China with a bachelor’s degree in international accounting in 1996. She is a chartered accountant in China.

Mr. Alex Zuoli Xu has been our co-chief financial officer since February 2011. Mr. Xu has extensive experiences in investment research and business management. Prior to joining us, Mr. Xu was a managing director at Cowen & Company, LLC, an investment banking service provider, where he led the firm’s investment research in China on Chinese companies listed in the United States. From March 2010 to August 2010, he served as the chief financial officer of Yeecare Holdings, a private health care product distributor in China, and from May 2008 to March 2010, as the chief strategy officer of China Finance Online Co., Ltd., a NASDAQ-listed Chinese online financial information/service company. Prior to that, Mr. Xu was a senior vice president at Brean Murray, Carret & Co, a research-driven investment and merchant bank, covering U.S.-listed Chinese companies. He was part of a top-ranked research team at Banc of America Securities, LLC from 2003 to 2007, and was an equity research associate at UBS from 2002 to 2003. Mr. Xu received his bachelor’s degree in applied physics from Beijing University of Posts and Telecommunications in 1990 and an M.B.A. degree from Cornell University in 2002. Mr. Xu is a CFA charterholder.

Dr. Chao Yang has been our chief business officer since October 2015. Before joining us, Dr. Yang served as chief business officer of the mobile Internet business division of Telling Telecommunications Holding Co., Ltd. (Shenzhen: 000829) since 2014. From 2007 to 2013, Dr. Yang was Dell’s president of the Greater China region. Prior to that, Dr. Yang was vice president for sales and service at Motorola and was in charge of the operators business in Motorola Personal Device Group, China. Dr. Yang received his doctor of business administration degree from the Hong Kong Polytechnic University.

Ms. Catherine Liu has been our chief strategy officer since October 2015. Prior to joining us, Ms. Liu was head of China technology investment banking at Credit Suisse. She joined Credit Suisse in 2011. Prior to that, she was a vice president at Citigroup since 2009. Ms. Liu received her master’s degree in management from the University of California, Los Angeles.

Ms. Jie Chen has been our chief operating officer since December 2015. She served as our senior vice president from March 2014 to December 2015 and our vice president from 2010 to March 2014, taking leadership roles in various functions, including PC, mobile and IOT business operations. Before joining us, from 2004 to 2006, Ms. Chen was the deputy chief editor and a director at Yahoo! China, where she was responsible for website content production and management. From 2002 to 2004, Ms. Chen served as an editor at Sohu.com Inc., primarily responsible for the operation and management of the finance channel of Sohu.com. From 2000 to 2002, she worked as a senior editor at Sina Corp. Ms. Chen received her bachelor’s degree in investment economics from Central University of Finance and Economics in 1999.

Mr. Yiran Xu has been our president of games since November 2015, primarily responsible for the operation of our game platform and other game-related services. Prior to joining Qihoo 360, Mr. Xu served as chief business officer of Perfect World, a leading online game developer in China, since 2010. Mr. Xu was the strategic investment director of Giant Interactive from 2008 to 2010 and a manager of APAC outsourcing vendors at EA Worldwide Studios from 2007 to 2008. Mr. Xu received his master’s degree in management from a joint MBA program by Tsinghua University and Chinese University of Hong Kong.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2015, we paid an aggregate of approximately $2.47 million in cash compensation to our directors and executive officers and granted 359,498 restricted shares and 93,750 options to our directors and officers. For the year ended December 31, 2015, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our executive officers and directors.

Share Option Plans

Our board of directors and shareholders have adopted three incentive plans, namely, our 2011 Share Incentive Plan, 2006 Employee Share Option Scheme and 2006 Employee Share Vesting Scheme. These incentive plans were adopted to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to directors, officers, advisors and key employees and to promote the success of our business.

2011 Share Incentive Plan

The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2011 Plan is 6,272,601 shares plus an annual increase on the first day of each year beginning in 2012 and ending in 2021, equal to the greater of (i) 5% of the shares outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such greater number of shares as determined by our board of directors. The following paragraphs describe the principal terms of the 2011 Plan.

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

Exercise Price and Term of Awards.  The exercise price per share of options granted under the 2011 Plan is determined by the plan administrator in the award agreement. The price may be fixed or variable related to the fair market value of our ordinary shares. The term of any option granted should not exceed ten years. However, in the case where our incentive option is granted to individual who, at the date of grant, owns more than 10% of the total combined voting power of all classes of our shares, the price granted shall not be less than 110% of fair market value on the date of grant and the option is exercisable for no more than five years from the date of grant.

For ordinary share awards granted under the 2011 Plan, namely (i) restricted shares, (ii) restricted share units, (iii) dividend equivalents, (iv) deferred shares and (v) share payments, the consideration shall not be less than the par value of the shares purchased unless otherwise permitted by applicable laws and regulations. The terms of the share awards are set by the plan administrator in its sole discretion.

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

Amendments or Termination.  The 2011 Plan provides that in the event of any changes affecting our ordinary shares or our share price, the plan administrator can make proportionate and equitable adjustments to reflect such changes. Upon or in anticipation of a corporate transaction, including acquisition, disposal of substantially all or all assets, reverse takeover or dissolution, the plan administrator should in its discretion provide for replacement or assumption of such award. In the event of other changes, the compensation committee should in its discretion make adjustments in the number and class of shares subject to awards outstanding on the date of such change to prevent dilution or enlargement of rights. The 2011 Plan will expire and no further awards may be granted after the tenth anniversary of the plan was adopted.

As of March 31, 2016, we have granted options to purchase a total of 643,274 ordinary shares with exercise prices from $14.50 to $51.52 per ADS, and 668,498 restricted shares to our directors and executive officers under the 2011 Plan.

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

As of March 31, 2016, we have granted options to purchase a total of 1,098,996 ordinary shares to our directors and executive officers with exercise prices of $2.25 to $7.80 per ADS under our 2006 Employee Share Option Scheme.

2006 Employee Share Vesting Scheme

In January 2006, Young Vision, one of our principal shareholders, holders of Series A preferred shares and certain other parties entered into a share incentive agreement. The share incentive agreement was subsequently amended and restated when we issued our Series B preferred shares in November 2006 and Series C preferred shares in January 2010. Under the share incentive agreement, Young Vision allocated a total of 21,603,645 ordinary shares of our company to an equity incentive pool designed to award our employees and consultants according to our 2006 Employee Share Vesting Scheme. 18,086,101 of these 21,603,645 shares in the equity pool are to vest in grantees on a four-year vesting schedule commencing from November 7, 2006. The remaining 3,517,544 ordinary shares will be granted to employees who join our company as a result of acquisitions or mergers. In February 2011, Young Vision transferred 11,826,000 and 5,550,654 of our ordinary shares in the equity pool to Sino Honor and Strengthen Goal Limited, respectively. Sino Honor, a British Virgin Islands company, is wholly-owned by Shu Cao, our director and chief engineer. Strengthen Goal Limited, a British Virgin Islands company, is wholly-owned by Xiaohong Shi, our vice president of technology. Each of Mr. Cao and Mr. Shi disclaims beneficial ownership in the shares held by Sino Honor and Strengthen Goal Limited, respectively. Grantees are only entitled to rights to monetary benefits by receiving dividends, if any, on the vested shares. Unless our company agrees in writing, grantees may not dispose of the vested shares prior to the occurrence of certain material events such as our initial public offering, sale of all or substantially all of our issued share capital, sale of all or substantially all of our assets and winding up of our company until any of these events is consummated. Young Vision holds the voting rights for the ordinary shares reserved in this equity incentive pool, including those shares underlying the options that have been granted and vested. Subject to limited circumstances such as the termination of his employment with us, Hongyi Zhou, our chairman and chief executive officer, administers this equity incentive pool and has the discretion to change or impose any restrictions on the manner in which the shares in this equity incentive pool will be granted. Under the 2006 Employee Share Vesting Scheme, if the grantee’s employment is terminated, we may repurchase all or part of the vested shares at RMB1.0, depending on the date on which his employment is terminated and the reasons for such termination.

As of March 31, 2016, a total of 2,793,944 shares from this equity incentive pool were granted to our directors and executive officers under our 2006 Employee Share Vesting Scheme.

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

At each annual general meeting, one-third of our directors (or, when their number is not a multiple of three, the number nearest but not greater than one-third) are subject to re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and does not offer himself for re-election. Any other directors to retire will be those of the other directors who are longest in office since their last re-election or appointment, or by lot should they be of the same seniority. Our directors have the power to appoint a director to fill a vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the next annual general meeting and shall then be eligible for re-election. The chairman of the board of directors may be removed by special resolution passed by our shareholders and any other director may be removed by special resolution passed by our shareholders or by the board of directors at any time before the expiration of the term.

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

In 2015, our audit committee held four meetings and passed resolutions four times.

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

Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of our compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any compensation committee meeting during which his compensation is deliberated. Our compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and approving any amendments to our compensation plans and the compensation of our directors; and

•	reviewing periodically any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

 In 2015, our compensation committee passed resolutions six times.

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

In 2015, our corporate governance and nominating committee passed resolutions one time.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and serious or persistent breach or non-observance of the officer’s duties. Furthermore, we may terminate the officer without cause, at any time, upon one-month written notice or by payment of one month salary in lieu of notice. An executive officer may terminate his employment at any time with a one-month notice or by payment of one month salary. In addition, the executive may resign prior to the expiration of the agreement if such resignation or an alternative arrangement with respect to the employment is approved by the board of directors.

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

We had 4,187, 5,738 and 6,324 employees as of December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, we had 4,794 employees in product development, 977 employees in sales and marketing and 553 employees in administration.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 29, 2016 by:

•	each of our directors and executive officers;

•	our company’s directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5% of our shares.

	Ordinary Shares Beneficially Owned (1)(2)%
Directors and Executive Officers:
Hongyi Zhou (3)	31,290,254.5	17.3%
Xiangdong Qi (4)	14,714,126	8.1%
Shu Cao (5)	5,227,784.5	2.9%
Neil Nanpeng Shen (6)	*	*
Ming Huang	*	*
William Mark Evans	*	*
Eric Chen	—	—
Jianwen Liao	—	—
Jue Yao	*	*
Alex Zuoli Xu	*	*
Jie Chen	*	*
Dr. Chao Yang	—	—
Catherine Liu	—	—
Yiran Xu	—	—
All directors and executive officers as a group	53,881,611.5	29.5%

Principal Shareholders:
Global Village Associates Limited (7)	31,177,754.5	17.2%
Young Vision Group Limited (8)	14,714,126	8.1%

*	Less than 1% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 180,839,445 shares outstanding (excluding the shares owned by our company as treasury shares and the shares reserved (but not yet allocated) by our company for settlement upon exercise of any options) as of February 29, 2016.

(3)	Consists of (i) 112,500 Class A ordinary shares beneficially owned by Mr. Zhou in the form of ADSs, (ii) 51,723 Class A ordinary shares held by Global Village, (iii) 1,785,565.5 Class A ordinary shares in the form of ADSs held by Global Village, and (iv) 29,340,466 Class B ordinary shares held by Global Village. Global Village is a British Virgin Islands company, which is wholly-owned by Fair Point International Limited, or Fair Point, a British Virgin Islands company, which is in turn wholly-owned by a revocable trust constituted under the laws of Singapore with Hongyi Zhou and his wife as the settlers and Mr. Zhou as investment manager with sole voting and dispositive power and certain family members of Mr. Zhou as the beneficiaries. The registered address of Global Village is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Fair Point is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)	Consists of (i) 2,790,780 Class A ordinary shares in the form of ADSs held by Young Vision and (ii) 11,923,346 Class B ordinary shares held by Young Vision. Young Vision is a British Virgin Islands company, which is wholly-owned by East Line Holdings Limited, or East Line, a British Virgin Islands company, which is in turn wholly-owned by Mr. Qi. Mr. Qi expressly disclaims beneficial ownership in 574,039 Class B ordinary shares allocated to award our employees and consultants under our 2006 Employee Share Vesting Scheme. The registered address of East Line is Abbott Building, Road Town, Tortola, British Virgin Islands.

(5)	Consists of (i) 4,892,142 Class A ordinary shares in the form of ADSs, (ii) 243,876 Class B ordinary shares, all of which are held by Sino Honor, a British Virgin Islands company wholly-owned by Mr. Cao, (iii) 54,514.5 Class A ordinary shares in the form of ADSs held by Mr. Cao, (iv) 37,251 Class A ordinary shares in the form of ADSs and (v) one Class B ordinary share, all of which are held by Flying Great Limited, or Flying Great, a British Virgin Islands company wholly-owned by Mr. Cao. Mr. Cao expressly disclaims beneficial ownership in the 4,892,142 Class A and 243,876 Class B ordinary shares held by Sino Honor, which were allocated to award our employees and consultants under our 2006 Employee Share Vesting Scheme. The registered address of Sino Honor is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of Flying Great is P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(6)	Consists of (i) 85,299 Class A ordinary shares in the form of ADSs held by Sequoia Capital China UR Holdings Limited and (ii) 670,972 Class A ordinary shares in the form of ADSs held by Neil Nanpeng Shen. Sequoia Capital China UR Holdings Limited is a limited partner of Sequoia Capital China Management I, L.P. and Neil Nanpeng Shen is the director of, and wholly-owns, Sequoia Capital China UR Holdings Limited.

(7)	Global Village is wholly-owned by Fair Point. Fair Point is wholly-owned by a revocable trust constituted under the laws of Singapore with Hongyi Zhou and his wife as the settlers and Mr. Zhou as investment manager with sole voting and dispositive power and certain family members of Mr. Zhou as the beneficiaries. The registered address of Global Village is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Fair Point is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)	Young Vision is wholly-owned by East Line. East Line is wholly-owned by Mr. Qi. The registered address of Young Vision is 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands. The registered address of East Line is Abbott Building, Road Town, Tortola, British Virgin Islands. Young Vision and East Line expressly disclaims beneficial ownership in 574,039 Class B ordinary shares allocated to award our employees and consultants under our 2006 Employee Share Vesting Scheme.

 As of February 29, 2016, 194,160,406 of our total ordinary shares, including 152,342,057 Class A ordinary shares and 41,818,349 Class B ordinary shares, were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that 149,796,552 ordinary shares, or approximately 77.2% of our total issued and outstanding shares, were held by the record shareholders in the United States, represented by 99,864,368 ADSs held of record by The Bank of New York Mellon, the depositary of our ADS program.

Holders of our Class A ordinary shares are entitled to one vote per share, while holders of our Class B ordinary shares are entitled to five votes per share. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

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

Qizhi Software has also entered into similar contractual arrangements with seventeen other VIEs that do not have significant business operations. Accordingly, we are considered the primary beneficiary of these VIEs and have consolidated the VIEs’ financial results of operations, assets and liabilities in our consolidated financial statements.

Equity Disposition Agreements

Qizhi Software entered into equity disposition agreements with Beijing Qihu, Beijing Star World and their respective registered shareholders, who irrevocably granted Qizhi Software or its designated person exclusive options to purchase, when and to the extent permitted under PRC law, any part or all of the equity interests in Beijing Qihu and Beijing Star World. The exercise price for the options to purchase all of the equity interests in Beijing Qihu and Beijing Star World is the minimum amount of consideration permissible under the then applicable PRC law. The agreements have an initial term of ten years and are renewable at Qizhi Software’s sole discretion. These equity disposition agreements provide, among other things, that without Qizhi Software’s prior written consent:

•	the registered shareholders of each VIE may not transfer, encumber, grant security interest in or otherwise dispose of in any way any equity interests in their respective VIEs;

•	Beijing Qihu and Beijing Star World may not sell, transfer, mortgage or otherwise dispose of in any way their respective assets, business or income, nor may they create any security interest therein (other than created in the ordinary course of their respective business);

•	no shareholders resolution should be passed to increase or reduce the registered capital of each VIE or otherwise alter the capital structure of such VIE;

•	the articles of association of each VIE should not be supplemented, altered or modified in any way;

•	Beijing Qihu and Beijing Star World may not declare or pay any dividends to their respective registered shareholders;

•	Beijing Qihu and Beijing Star World may not merge with any third parties, or purchase or transfer any assets or businesses from or to any third parties;

•	Beijing Qihu and Beijing Star World may not engage in any transactions that may cause substantially adverse effects on their respective assets, obligations, operations, share capital and other rights;

•	Beijing Qihu and Beijing Star World may not incur any indebtedness, except where transactions were entered into in the ordinary course of business; and

•	the registered shareholders of the VIEs will apply the proceeds from the disposition of the shares of their respective VIEs to repay the loans extended by Qihoo 360 under the loan agreements described below.

Loan Agreements

Under loan agreements between Qihoo 360 and the registered shareholders of Beijing Qihu and Beijing Star World, as the case may be, Qihoo 360 extended loans of (i) an aggregate principal amount of RMB80.0 million ($12.0 million) to the registered shareholders of Beijing Qihu and (ii) an aggregate principal amount of RMB10.0 million ($1.5 million) to the registered shareholders of Beijing Star World. The registered shareholders obtained the loans to fund the initial registered capital of and contribute additional registered capital to Beijing Qihu and Beijing Star World, as the case may be. Each loan agreement has a term of five or ten years and is renewable for another ten-year term upon the parties’ agreement.

Equity Pledge Agreements

Under Qizhi Software’s equity pledge agreements with Beijing Qihu, Beijing Star World and their respective registered shareholders, the registered shareholders of Beijing Qihu and Beijing Star World pledged all of their respective equity interests in Beijing Qihu and Beijing Star World to Qizhi Software to secure the performance of the registered shareholders’, Beijing Qihu’s and Beijing Star World’s obligations under the business operation agreements and the equity disposition agreements described herein. If Beijing Qihu or Beijing Star World materially breaches any of their respective contractual obligations under these agreements, Qizhi Software, as pledgee, will be entitled to dispose of the pledged equity interests. The registered shareholders of Beijing Qihu and Beijing Star World agreed not to dispose of or otherwise create any new encumbrance on their respective equity interests in Beijing Qihu and Beijing Star World or agree to Beijing Qihu and Beijing Star World merging with other entities or reorganizing in any other form, as the case may be, without Qizhi Software’s prior written consent. Unless terminated at Qizhi Software’s sole discretion, each equity pledge agreement has a term of ten years and will be automatically renewed upon the expiration of the ten-year term.

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

Technology Consulting and Services Agreements

Under a technology development and licensing agreement dated July 1, 2011 between Qizhi Software and Beijing Qihu, Qizhi Software agreed to provide Beijing Qihu with technology development and support services related to Beijing Qihu’s 360 Safe Browser. Under this agreement, Beijing Qihu agreed to pay Qizhi Software RMB7.8 million ($1.2 million) within 30 days of the date of the agreement and certain percentage of revenues generated from the platform for the period between August, 2011 and June 2015. In 2015, based on this agreement, Beijing Qihu agreed to pay RMB175.0 million ($27.0 million) in technology development and support service fees related to 360 Safe Browser to Qizhi Software.

Under a technology development agreement dated January 1, 2015 between Qizhi Software and Beijing Qihu, Qizhi Software agreed to provide Beijing Qihu with technology development and support services related to Beijing Qihu’s intelligent commercial informative service platform. Beijing Qihu agreed to pay RMB30.0 million ($4.6 million) within 30 days after the date of the agreement, fixed amount of development fee as RMB10.0 million ($1.5 million) every month from February 2015 to October 2015 and certain percentage of revenues generated from the platform for the period between January 1, 2015 and December 31 2017, based on both parties’ negotiation. This agreement has a term of three years. In 2015, pursuant to this agreement, Beijing Qihu agreed to pay total of RMB148.0 million ($22.8 million) to Qizhi Software.

Under a technology development agreement dated January 1, 2015 between Beijing Star World and Qifei Xiangyi, Qifei Xiangyi agreed to provide Beijing Star World with technology development services related to Beijing Star World’s web game integrated informative service platform. Beijing Star World agreed to pay Qifei Xiangyi RMB70.0 million ($10.8 million) within 30 days of the date of the agreement, fixed amount of development fee as RMB10.0 million ($1.5 million) every month from April 2015 to December 2015 and certain percentage of revenues generated from the game business for the period between January 1, 2015 and December 31 2018, based on both parties’ negotiation. Unless earlier terminated, this agreement has a term of four years. In 2015, pursuant to this agreement, Beijing Star World agreed to pay RMB525.0 million ($81.1 million) to Qifei Xiangyi.

Powers of Attorney

Each registered shareholder of Beijing Qihu and Beijing Star World has executed a power of attorney to appoint Qizhi Software to be his or her attorney, and irrevocably authorize Qizhi Software to vote on his or her behalf on all of the matters concerning Beijing Qihu and Beijing Star World, as the case may be, that may require shareholders’ approval.

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

Concurrent Private Placement

In conjunction with our initial public offering in April 2011, affiliates of certain of our existing shareholders, or the private placement investors, purchased an aggregate of 5,172,414 Class A ordinary shares at the initial offering price of $14.50 per ADS. This investment was made pursuant to an offer exempt from registration with the SEC pursuant to Regulation S and Section 4(2) of the Securities Act. These private placement investors were TB Alternative Assets Ltd., Highland VII—PRI (2) S.à r.l., Highland VIIB—PRI (2) S.à r.l., Highland VIIC—PRI (2) S.à r.l., Highland ENT VII—PRI (2) S.à r.l., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., and CDH Net Technology Limited. In connection with this investment, we paid a placement fee equal to 7% of the aggregate purchase price for the investment to UBS AG and Citigroup Global Markets Inc. as the placement agents and grant these private placement investors certain registration rights.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Share Option Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Option Plans.”

C.	Interests of Experts and Counsel

Not applicable.

ItIem 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

In October 2012, two affiliates of Baidu brought an unfair competitive practices and copyright infringement claim against us in the First Intermediate People’s Court of Beijing, alleging that we breached the Robots Exclusion Protocol to access Baidu’s content without authorization and seeking RMB100.0 million ($15.4 million) in damages. The court heard the case in October 2013 and ruled that our actions constituted unfair competition and awarded RMB500,000 ($77,187) as damages to Baidu in August 2014. Baidu appealed in the Higher People’s Court of Beijing in August 2014. Baidu then withdrew the appeal in April 2015 and the case was sustained the original judgment of the court of first instance.

In February 2013, we brought a defamation claim against Shanghai Jingwen Culture Communication Co., Ltd., or Shanghai Jingwen, in the Xuhui District People’s Court of Shanghai, alleging that Shanghai Jingwen published and distributed a series of false articles and reports against us on its website and electronic newspapers by maliciously accusing the level of safety and security of our products. We sought retraction of the defamatory statements, an apology from Shanghai Jingwen and RMB50.0 million ($7.7 million) in damages. In September 2014, the court ruled that Shanghai Jingwen’s actions constituted defamation and awarded RMB1.5 million ($0.2 million) and public apology to us. Shanghai Jingwen appealed to the First Intermediate People’s Court of Shanghai. In June 2015, the First Intermediate People’s Court of Shanghai dismissed the appeal and sustained the original judgment of the court of first instance.

In September 2013, we brought an unfair competitive practice claim against two affiliates of Baidu in Higher People’s Court of Beijing, alleging that Baidu blocked users of 360 search engine from visiting the content of Baidu’s website and redirected users of 360 search engine to Baidu’s search engine. We sought cessation of the unfair competitive practice, public apology from Baidu and RMB400.0 million ($61.7 million) in damages. Baidu submitted an objection to the jurisdiction of this case and the court rejected such objection in March 2014. Baidu appealed to the Supreme People's Court of PRC and the Supreme People’s Court of PRC dismissed the appeal in January 2015. This case was heard in August and October 2015, respectively, and is currently pending.

In October 2013, two affiliates of Sogou brought an unfair competitive practices claim against us in the Intermediate People’s Court of Xi’an, alleging that we used our software to change user default settings without their permission, including setting their default browser as our 360 Safe Browser, which interfered with their use of Sogou’s browser. The claim sought cessation of the unfair competitive practices and RMB45.5 million ($7.3 million) in damages. This case was heard in July 2014 and the Intermediate People’s Court of Xi’an ruled in July 2015 that our actions constituted unfair competition and awarded RMB1.0 million ($0.2 million) as damages to Sogou. Sogou and we submitted the appeal separately to the Higher People’s Court of Shanxi province. In February 2016, the Higher People’s Court of Shanxi province dismissed the appeal and sustained the original judgment of the court of first instance.

In September 2013, we brought an unfair competitive practices claim against two affiliates of Sogou, in the Second Intermediate People’s Court of Beijing, alleging that Sogou made defamatory statements on its public Weibo account and through online videos against us and seeking cessation of the unfair competitive practices, a retraction of the defamatory statements and RMB50.0 million ($7.7 million) in damages. This case was heard in May 2014 and the court ruled in December 2014 that the litigation shall be suspended, pending the outcome of the unfair competition case brought by Sogou against us in Xi’an. In November 2015, we withdrew the appeal.

In October 2013, two affiliates of Sogou brought an unfair competitive practices claim against us in the Second Intermediate People’s Court of Beijing, alleging that our 360 Safe Guard issued blocking notifications for other types of software, which negatively impacted their ability to run their business. The claim sought cessation of the unfair competitive practices and RMB50.0 million ($7.7 million) in damages. In January 2015, the court ruled that our actions constituted unfair competition and awarded RMB5.1 million ($0.8 million) in damages to Sogou. We appealed to the Higher People’s Court of Beijing and in July 2015, the Higher People’s Court of Beijing dismissed the appeal and sustained the original judgment of the court of first instance.

In December 2014, Baidu brought an unfair competitive practice claim against us in the Intellectual Property Court of Beijing, alleging that our 360 Safe Guard issued pop-up notifications to block Baidu’s security software and made defamatory comments against Baidu in user’s name. The claim sought cessation of the unfair competitive practices and RMB10.1 million ($1.6 million) in damages. In August 2015, the two parties reached an agreement of setting up a communication mechanism to avoid similar issue.

In December 2014, Baidu brought an unfair competitive practice claim against us in the Intellectual Property Court of Beijing, alleging that our search engine showed negative information when users are searching relevant key words to the Chinese characters of “Baidu” or “Li Yanhong,” which caused severe reputational damage to Baidu. The claim sought cessation of the unfair competitive practices and RMB10.2 million ($1.6 million) in damages. In August 2015, Baidu appealed to the Intellectual Property Court of Beijing and subsequently withdrew the appeal.

In December 2014, Baidu brought an unfair competitive practice claim against us in the Intellectual Property Court of Beijing, alleging that we set ten key words in the pull-down menu of the search results prompt box of Baidu’s search engine and by clicking those key words the users would be redirected to the search results pages of 360 search engine. The claim sought cessation of the unfair competitive practices and RMB10.0 million ($1.5 million) in damages. In August 2015, Baidu appealed to the Intellectual Property Court of Beijing and subsequently withdrew the appeal.

In April 2015, two affiliates of Sogou brought an unfair competitive practice claim against us in the Intellectual Property Court of Beijing, alleging that 360 Safe Guard issued unloading suggestion towards Sogou browser to its users, which negatively impacted their ability to run their business. The claim sought cessation of the unfair competitive practices and RMB10.0 million ($1.5 million) in damages. We submitted an objection to the jurisdiction of this case and the court ruled that the case shall be heard by Xicheng District People’s Court of Beijing. Sogou appealed to the Higher People’s Court of Beijing and the Higher People’s Court of Beijing dismissed the appeal in October 2015. This case was transferred to Xicheng District People’s Court of Beijing and is waiting for first hearing. This case is currently pending.

In April 2015, two affiliates of Sogou brought an unfair competitive practices claim against us in the Intellectual Property Court of Beijing, alleging that 360 Safe Guard issued blocking notifications when users download Sogou browser and Sogou Mobile Assistant via its medal wall function, which negatively impacted their ability to run their business. The claim sought cessation of the unfair competitive practices and RMB10.0 million ($1.5 million) in damages. We submitted an objection to the jurisdiction of this case and the court ruled that the case shall be heard by Xicheng District People’s Court of Beijing. Sogou appealed to the Higher People’s Court of Beijing and the Higher People’s Court of Beijing dismissed the appeal in October 2015. This case was transferred to Xicheng District People’s Court of Beijing and is waiting for first hearing. This case is currently pending.

Other than the aforementioned, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Based on information currently available, we cannot reasonably estimate the loss that is reasonably possible at this stage. $0.9 million was accrued for two legal cases as of December 31, 2013, $0.9 million was accrued for two legal cases as of December 31, 2014 and $0.2 million was accrued for one legal case as of December 31, 2015.

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

Item 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs are listed on the New York Stock Exchange under the symbol “QIHU.” Every two ADSs represent three of our Class A ordinary shares. For the period from March 30, 2011 to April 27, 2016, the trading price of our ADSs on the New York Stock Exchange has ranged from $13.71 to $124.42 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods specified.

	Trading Price ($)
	High	Low
Annual High and Low
2011 (from March 30, 2011)	36.21	14.30
2012	29.80	13.71
2013	96.74	27.76
2014	124.42	53.84
2015	73.33	41.64

Quarterly High and Low
First Quarter 2014	124.42	78.70
Second Quarter 2014	105.49	74.10
Third Quarter 2014	104.81	66.05
Fourth Quarter 2014	76.70	53.84
First Quarter 2015	63.47	44.56
Second Quarter 2015	72.65	50.42
Third Quarter 2015	68.00	41.64
Fourth Quarter 2015	73.33	47.08
First Quarter 2016	75.99	66.57

Monthly High and Low
October 2015	59.00	47.08
November 2015	68.64	56.52
December 2015	73.33	69.35
January 2016	72.69	69.07
February 2016	72.41	66.57
March 2016	75.99	71.95
April 2016 (through April 27, 2016)	76.10	75.31

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, every two representing three of our Class A ordinary shares, have been listed on the New York Stock Exchange since March 30, 2011 under the symbol “QIHU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our fifth amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-172816), as amended, initially filed with the SEC on March 14, 2011.

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

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the EIT Law, which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the EIT Law, or the EIT Law Implementation Rules, which also became effective on January 1, 2008. Under the EIT Law and the EIT Law Implementation Rules, foreign-invested enterprises, and domestic companies are subject to a uniform income tax rate of 25%, unless otherwise specified.

Under the EIT Law and the EIT Law Implementation Rules, dividends payable to foreign investors are subject to the PRC withholding tax at the rate of 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement.

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Law Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and management over the business, personnel, accounts and properties of an enterprise. We may be considered a PRC resident enterprise for enterprise income tax purposes, in which case: (i) we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; (ii) dividend income received by us from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the EIT Law for a PRC resident enterprise recipient; and (iii) dividends paid by us, and gains from the disposition of our ordinary shares or ADSs, may be subject to PRC withholding taxes.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends generally may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period under clause (3) has been met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs are expected to be. However, based on existing guidance, it is not entirely clear whether any dividends that you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. Furthermore, there can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. If we are treated as a “resident enterprise” for PRC tax purposes under the Enterprise Income Tax Law (see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may be subject to PRC taxation on our worldwide income.”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Dividends we receive from our PRC subsidiaries, dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to PRC withholding taxes under PRC tax laws.”), the amount of the dividends would include the withheld PRC taxes and, subject to certain conditions and limitations (including a minimum holding period requirement), such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

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

Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Dividends we receive from our PRC subsidiaries, dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to PRC withholding taxes under PRC tax laws.”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. If we are not eligible for the tax treaty, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market price of our ADSs, the current and anticipated value of our assets, including goodwill, and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year or that the U.S. Internal Revenue Service will not take a contrary position.

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

Passive income generally includes dividends, interests, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

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

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2016, or any future taxable year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is timely made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we were a PFIC and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. In addition, a new holding period would be deemed to begin for the ADSs or ordinary shares for purposes of the PFIC rules. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

We have previously filed with the SEC our registration statements on Form F-1 (File Number 333-172816), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.0% and 1.4% year-over-year for the years ended December 31, 2013, 2014 and 2015, respectively. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses may increase as a result of higher inflation.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate depending on many factors, including changes in China’s political and economic conditions and the foreign exchange policy adopted by the PRC government. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. The PRC government allows the RMB to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In recent years, the exchange rate between RMB and U.S. dollar has been relatively stable and consequently the RMB has sometimes fluctuated sharply against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has started to slowly appreciate against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the People’s Bank of China allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Over the following two days, Chinese currency fell 3.5% against the U.S. dollar. It is difficult to predict how long such depreciation of the RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. Any significant fluctuations in the exchange rate between RMB and U.S. dollar may materially adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends we may pay on our ADSs in U.S. dollars. In addition, any fluctuations in the exchange rate between RMB and U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

To the extent that we need to convert U.S. dollars we receive from our convertible senior notes offerings into RMB for our operations, appreciation of the RMB against the U.S. dollar would adversely affect the RMB amount we receive from the conversion. Our U.S. dollar-denominated cash balance was $339.7 million, $968.6 million and $432.8 million as of December 31, 2013, 2014 and 2015, respectively. A 1.0% increase in the value of the RMB against the U.S. dollar would have decreased this U.S. dollar-denominated cash balance by RMB20.6 million, RMB60.1 million and RMB28.0 million as of December 31, 2013, 2014, and 2015, respectively.

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

A 1.0% decrease in interest rates would have decreased our interest income for the year ended December 31, 2015 from $23.7 million to $15.2 million.

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

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2015, we received reimbursements from the depositary of $0.6 million.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

We completed an initial public offering of 13,927,420 ADSs on April 4, 2011. In the initial public offering, we registered and sold 13,927,420 ADSs, representing 20,891,130 Class A ordinary shares. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $20.4 million, which included $17.6 million for underwriting discounts and commissions and $2.8 million for other expenses. We received net proceeds of approximately $231.5 million from our initial public offering. From March 29, 2011, the effective date of our registration statement on Form F-1 in connection with our initial public offering, to December 31, 2015, we have used all the proceeds of our initial public offering for the enhancement of our R&D capabilities to further develop technologies and the development of new Internet and mobile security products and services.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer, chief financial officer and co-chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, chief financial officer and co-chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Qihoo 360 Technology Co. Ltd.

We have audited the internal control over financial reporting of Qihoo 360 Technology Co. Ltd. (the "Company"), and its subsidiaries, its variable interest entities ("VIEs") and VIEs' subsidiaries (collectively, the "Group") as of December 31, 2015, based on the criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2015 of the Group and our report dated April 28, 2016 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 28, 2016

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

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, co-chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-172816) filed with the SEC on March 29, 2011 and posted the code on our website http://www.360.cn. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	2014	2015
Audit fees (1)	$2,140,000	$1,850,000
Audit-related fees (2)	$756,000	$270,000
Tax fees (3)	$169,000	$135,309
All other fees (4)	—	—

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in the other categories.

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

In October 2014, our board of directors approved a share repurchase program, which provided authorization to purchase up to $200 million of our ADSs. This program was completed in February 2015. In March 2015, our board of directors approved a share repurchase program to purchase up to $200 million of our ADSs. The following table sets forth the number of ADSs we purchased, as well as the aggregate consideration for the purchase (including transaction fees), through open-market transactions during the course of the two share repurchase programs.

Issuer Purchases of Equity Securities
Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program
December 2014	1,812,750	$59.69	1,812,750	$91,799,141
January 2015	1,204,430	$58.11	3,017,180	$21,812,186
February 2015	373,767	$58.36	3,390,947	$23
September 2015	3,420,737	$46.76	3,420,737	$39,941,265
October 2015	271,600	$47.66	3,692,337	$26,988,778

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

We intend to follow the applicable corporate governance standards under the New York Stock Exchange Listed Company Manual.

NYSE Listed Company Manual Section 302.00 requires each issuer to hold an annual meeting of shareholders during each fiscal year. However, NYSE Listed Company Manual permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Our Cayman Islands counsel has provided a letter to the NYSE certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold any annual meeting of shareholders from 2011 to 2015. We held an extraordinary general meeting of shareholders on March 30, 2016 to approve the Merger Agreement, the Plan of Merger, and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger. We may hold annual or extraordinary shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

Item 19.	EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of Qihoo 360 Technology Co. Ltd., as currently in effect (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.1	Specimen American Depositary Receipt of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.2	Specimen Certificate for Class A ordinary shares of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.3	Form of Deposit Agreement among Qihoo 360 Technology Co. Ltd., the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.1	2006 Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.2	2006 Employee Share Vesting Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.5	Share Subscription Agreement dated December 22, 2009 by and among Qihoo 360 Technology Co. Ltd., Qizhi Software (Beijing) Co., Ltd., Beijing 3G3W Science & Technology Co., Ltd., Beijing Qibu Tianxia Technology Co., Ltd., Beijing Qihu Technology Company Limited, Qihoo 360 Software (Beijing) Company Limited, Shanghai Qitai Technology Company Limited, Beijing Star World Technology Company Limited, Chengdu Qiying Technology Company Limited and the investors named in schedule I thereto (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.6	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.7	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.8	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.9	Acknowledgement and Agreement of Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.10	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.11	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.12	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.13	Acknowledgement and Agreement of Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.14	Joinder Agreement to the Share Subscription Agreement, Shareholders’ Agreement, Registration Rights Agreement and Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and IDG Technology Venture Investment IV, LP dated April 26, 2010 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.15	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.16	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.17	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.18	Acknowledgement and Agreement of Sequoia Capital China Principals Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.19	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.20	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.21	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2008 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.22	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated October 20, 2008 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.23	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated March 15, 2009 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.24	English translation of Loan Agreement among Qihoo Technology Company Limited and Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.25	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.26	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.27	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.28	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong, Xiaohong Shi and Beijing Qihu Technology Company Limited dated October 18, 2010 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.29	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Qihu Technology Company Limited, Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.30	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated June 1, 2010 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.31	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated September 1, 2010 (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.32	English translation of Confirmation Letter between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated November 1, 2010 (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.33	English translation of Power of Attorney issued by Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.34	English translation of Power of Attorney issued by Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.35	English translation of Power of Attorney issued by Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.36	Supplementary Subscription, Amendment and Adherence Agreement relating to Qihoo Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.54 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.37	Adherence and Amendment to the Shareholders Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.38	Adherence and Amendment to the Registration Rights Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.56 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.39	Adherence and Amendment to the Share Incentive Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.57 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.40	Share Subscription Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.58 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.41	Registration Rights Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.59 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.42	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.60 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.43	Termination Agreement dated November 2, 2012 between Beijing Qihu Technology Co., Ltd. and Google Ireland Limited (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.44	Purchase Agreement for Floors One to Four of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd. (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.45	Purchase Agreement for Floors Five to Nineteen of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qifei Xiangyi (Beijing) Software Co., Ltd. (incorporated by reference to Exhibit 4.56 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.46	Purchase Agreement for Ground Floor of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd. (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.47	Purchase Agreement for Floors Two to Seventeen of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qizhi Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.48	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.49	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011 (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.50	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhenyu Xie, Jianming Dong and Zhengyu Chen dated December 17, 2009 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.51	English translation of Exclusive Technology Consultancy and Service Agreement among Qizhi Software (Beijing) Co., Ltd. and Beijing Star World Technology Co., Ltd dated October 12, 2009 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.52	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.53	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.54	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.55	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhengyu Xie, Jianming Dong and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.66 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.56	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.57	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.68 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.58	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012 (incorporated by reference to Exhibit 4.69 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.59	English translation of Power of Attorney issued by Jianming Dong to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.70 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.60	English translation of Power of Attorney issued by Zhengyu Chen to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.71 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.61	English translation of Power of Attorney issued by Zhenyu Xie to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.72 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.62	English translation of Spousal Consent Letter issued by Chunxia He dated October 18, 2010 (incorporated by reference to Exhibit 4.73 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.63	English translation of Spousal Consent Letter issued by Xun Guo dated October 18, 2010 (incorporated by reference to Exhibit 4.74 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.64	English translation of Spousal Consent Letter issued by Jianxin Gao dated October 18, 2010 (incorporated by reference to Exhibit 4.75 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.65	English translation of Spousal Consent Letter issued by Chunxia He dated April 26, 2012 (incorporated by reference to Exhibit 4.76 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.66	English translation of Spousal Consent Letter issued by Lie Deng dated April 26, 2012 (incorporated by reference to Exhibit 4.77 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.67	English translation of Spousal Consent Letter issued by Chunchao Zheng dated April 26, 2012 (incorporated by reference to Exhibit 4.78 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.68	Indenture dated September 5, 2013, constituting $600 million 2.5% convertible senior notes due September 15, 2018 (incorporated by reference to Exhibit 4.79 to our annual report on Form 20-F filed with the Commission on April 25, 2014)

4.69	Indenture dated August 6, 2014, constituting $450 million 0.50% convertible senior notes due August 15, 2020 (incorporated by reference to Exhibit 4.69 to our annual report on Form 20-F filed with the Commission on April 27, 2015)

4.70	Indenture dated August 6, 2014, constituting $450 million 1.75% convertible senior notes due August 15, 2021 (incorporated by reference to Exhibit 4.70 to our annual report on Form 20-F filed with the Commission on April 27, 2015)

4.71	Share Subscription Agreement dated December 16, 2014, by and among Tech Time Development, Coolpad E-commerce Inc. and Coolpad Group Limited (incorporated by reference to Exhibit 4.71 to our annual report on Form 20-F filed with the Commission on April 27, 2015)

4.72	Merger Agreement dated December 18, 2015 (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K filed with the Commission on December 18, 2015)
4.73*	English translation of Share Adjustment Framework Agreement dated September 18, 2015, by and among Tech Time Development, Coolpad E-commerce Inc. and Coolpad Group Limited

8.1*	Significant Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of Qihoo 360 Technology Company Limited (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F, initially filed with the Commission on April 25, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Co-CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3**	Co-CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

 * Filed with this annual report on Form 20-F.

 ** Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Qihoo 360 Technology Co. Ltd.

/s/ Hongyi Zhou
Name: Hongyi Zhou
Title: Chairman and Chief Executive Officer

Date: April 28, 2016

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of Qihoo 360 Technology Co. Ltd., as currently in effect (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.1	Specimen American Depositary Receipt of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.2	Specimen Certificate for Class A ordinary shares of Qihoo 360 Technology Co. Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

2.3	Form of Deposit Agreement among Qihoo 360 Technology Co. Ltd., the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.1	2006 Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.2	2006 Employee Share Vesting Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.3	Form of Employment Agreement (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.5	Share Subscription Agreement dated December 22, 2009 by and among Qihoo 360 Technology Co. Ltd., Qizhi Software (Beijing) Co., Ltd., Beijing 3G3W Science & Technology Co., Ltd., Beijing Qibu Tianxia Technology Co., Ltd., Beijing Qihu Technology Company Limited, Qihoo 360 Software (Beijing) Company Limited, Shanghai Qitai Technology Company Limited, Beijing Star World Technology Company Limited, Chengdu Qiying Technology Company Limited and the investors named in schedule I thereto (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.6	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.7	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.8	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.9	Acknowledgement and Agreement of Ceyuan Ventures II, L.P. dated April 26, 2010 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.10	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.11	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.12	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.13	Acknowledgement and Agreement of Ceyuan Advisors Fund II, LLC dated April 26, 2010 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.14	Joinder Agreement to the Share Subscription Agreement, Shareholders’ Agreement, Registration Rights Agreement and Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., GMO Venture Partners Investment Limited Partnership and IDG Technology Venture Investment IV, LP dated April 26, 2010 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.15	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.16	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.17	Joinder Agreement to the Share Incentive Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Principals Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.18	Acknowledgement and Agreement of Sequoia Capital China Principals Fund I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.19	Joinder Agreement to the Share Subscription Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.20	Joinder Agreement to the Registration Rights Agreement among Qihoo 360 Technology Co. Ltd., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China I, L.P. dated January 29, 2010 (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.21	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated May 1, 2008 (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.22	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated October 20, 2008 (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.23	English translation of Technology Development Agreement among Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated March 15, 2009 (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.24	English translation of Loan Agreement among Qihoo Technology Company Limited and Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.25	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.26	English translation of Loan Agreement among Qihoo Technology Company Limited and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.27	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.28	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Xiangdong Qi, Jianming Dong, Xiaohong Shi and Beijing Qihu Technology Company Limited dated October 18, 2010 (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.29	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Qihu Technology Company Limited, Xiangdong Qi, Jianming Dong and Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.40 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.30	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated June 1, 2010 (incorporated by reference to Exhibit 10.45 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.31	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated September 1, 2010 (incorporated by reference to Exhibit 10.46 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.32	English translation of Confirmation Letter between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated November 1, 2010 (incorporated by reference to Exhibit 10.47 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.33	English translation of Power of Attorney issued by Xiangdong Qi dated October 18, 2010 (incorporated by reference to Exhibit 10.48 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.34	English translation of Power of Attorney issued by Jianming Dong dated October 18, 2010 (incorporated by reference to Exhibit 10.49 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.35	English translation of Power of Attorney issued by Xiaohong Shi dated October 18, 2010 (incorporated by reference to Exhibit 10.50 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.36	Supplementary Subscription, Amendment and Adherence Agreement relating to Qihoo Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.54 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.37	Adherence and Amendment to the Shareholders Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.55 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.38	Adherence and Amendment to the Registration Rights Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.56 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.39	Adherence and Amendment to the Share Incentive Agreement relating to Qihoo 360 Technology Company Limited dated January 1, 2011 (incorporated by reference to Exhibit 10.57 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.40	Share Subscription Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.58 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.41	Registration Rights Agreement dated March 14, 2011 (incorporated by reference to Exhibit 10.59 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.42	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.60 from our F-1 registration statement (File No. 333-172816), as amended, initially filed with the Commission on March 14, 2011)

4.43	Termination Agreement dated November 2, 2012 between Beijing Qihu Technology Co., Ltd. and Google Ireland Limited (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.44	Purchase Agreement for Floors One to Four of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd. (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.45	Purchase Agreement for Floors Five to Nineteen of Tower A of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qifei Xiangyi (Beijing) Software Co., Ltd. (incorporated by reference to Exhibit 4.56 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.46	Purchase Agreement for Ground Floor of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Beijing Qichuang Yousheng Keji Co., Ltd. (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.47	Purchase Agreement for Floors Two to Seventeen of Tower B of International Electronic Headquarters of the Electronic Zone dated August 31, 2012 between Beijing Electronic Zone Co., Ltd. and Qizhi Software (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.48	English translation of Supplementary Agreement to the Technology Development Agreement with respect to the Advertisement Union Agency Management Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.49	English translation of Supplementary Agreement to the Technology Development Agreement with respect to Qihu Online Shops Information System between Beijing Qihu Technology Company Limited and Qizhi Software (Beijing) Co., Ltd. dated January 1, 2011 (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.50	English translation of Business Operation Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhenyu Xie, Jianming Dong and Zhengyu Chen dated December 17, 2009 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.51	English translation of Exclusive Technology Consultancy and Service Agreement among Qizhi Software (Beijing) Co., Ltd. and Beijing Star World Technology Co., Ltd dated October 12, 2009 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.52	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.53	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.54	English translation of Equity Pledge Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.55	English translation of Equity Disposition Agreement among Qizhi Software (Beijing) Co., Ltd., Beijing Star World Technology Co., Ltd, Zhengyu Xie, Jianming Dong and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.66 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.56	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Jianming Dong dated April 26, 2012 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.57	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhengyu Chen dated April 26, 2012 (incorporated by reference to Exhibit 4.68 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.58	English translation of Loan Agreement among Qizhi Software (Beijing) Co., Ltd. and Zhenyu Xie dated April 26, 2012 (incorporated by reference to Exhibit 4.69 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.59	English translation of Power of Attorney issued by Jianming Dong to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.70 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.60	English translation of Power of Attorney issued by Zhengyu Chen to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.71 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.61	English translation of Power of Attorney issued by Zhenyu Xie to Qizhi Software (Beijing) Co. Ltd. dated December 17, 2009 (incorporated by reference to Exhibit 4.72 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.62	English translation of Spousal Consent Letter issued by Chunxia He dated October 18, 2010 (incorporated by reference to Exhibit 4.73 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.63	English translation of Spousal Consent Letter issued by Xun Guo dated October 18, 2010 (incorporated by reference to Exhibit 4.74 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.64	English translation of Spousal Consent Letter issued by Jianxin Gao dated October 18, 2010 (incorporated by reference to Exhibit 4.75 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.65	English translation of Spousal Consent Letter issued by Chunxia He dated April 26, 2012 (incorporated by reference to Exhibit 4.76 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.66	English translation of Spousal Consent Letter issued by Lie Deng dated April 26, 2012 (incorporated by reference to Exhibit 4.77 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.67	English translation of Spousal Consent Letter issued by Chunchao Zheng dated April 26, 2012 (incorporated by reference to Exhibit 4.78 to our annual report on Form 20-F, as amended, initially filed with the Commission on April 19, 2013)

4.68	Indenture dated September 5, 2013, constituting $600 million 2.5% convertible senior notes due September 15, 2018 (incorporated by reference to Exhibit 4.79 to our annual report on Form 20-F filed with the Commission on April 25, 2014)

4.69	Indenture dated August 6, 2014, constituting $450 million 0.50% convertible senior notes due August 15, 2020 (incorporated by reference to Exhibit 4.69 to our annual report on Form 20-F filed with the Commission on April 27, 2015)

4.70	Indenture dated August 6, 2014, constituting $450 million 1.75% convertible senior notes due August 15, 2021 (incorporated by reference to Exhibit 4.70 to our annual report on Form 20-F filed with the Commission on April 27, 2015)

4.71	Share Subscription Agreement dated December 16, 2014, by and among Tech Time Development, Coolpad E-commerce Inc. and Coolpad Group Limited (incorporated by reference to Exhibit 4.71 to our annual report on Form 20-F filed with the Commission on April 27, 2015)

4.72	Merger Agreement dated December 18, 2015 (incorporated by reference to Exhibit 99.2 to our current report on Form 6-K filed with the Commission on December 18, 2015)

4.73*	English translation of Share Adjustment Framework Agreement dated September 18, 2015, by and among Tech Time Development, Coolpad E-commerce Inc. and Coolpad Group Limited

8.1*	Significant Subsidiaries of the Registrant

11.1	Amended and Restated Code of Business Conduct and Ethics of Qihoo 360 Technology Company Limited (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F, initially filed with the Commission on April 25, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Co-CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3**	Co-CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

 * Filed with this annual report on Form 20-F.

** Furnished with this annual report on Form 20-F.

QIHOO 360 TECHNOLOGY CO. LTD.

Consolidated Financial Statements and
Report of Independent Registered Public Accounting Firm
For the years ended December 31, 2013, 2014 and 2015

QIHOO 360 TECHNOLOGY CO. LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

QIHOO 360 TECHNOLOGY CO. LTD.

We have audited the accompanying consolidated balance sheets of Qihoo 360 Technology Co. Ltd. (the "Company"), and its subsidiaries, its variable interest entities ("VIEs") and VIEs' subsidiaries (collectively, the "Group") as of December 31, 2014 and 2015 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2016 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People's Republic of China
April 28, 2016

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2014	2015
ASSETS

Current assets:
Cash and cash equivalents	$1,645,234	$1,092,968
Restricted cash	2,053	8,659
Short-term investments	58,736	32,548
Accounts receivable (net of allowance for doubtful accounts of $2,410 and $3,478 as of December 31, 2014 and 2015, respectively)	154,287	261,119
Prepaid expenses and other current assets	221,196	382,452
Amounts due from related parties	9,799	2,861
Deferred tax assets - current	4,844	1,268

Total current assets	2,096,149	1,781,875

Property and equipment, net	272,026	274,972
Land use rights, net	139,107	130,072
Acquired intangible assets, net	51,289	53,364
Goodwill	344,630	312,968
Long-term investments	314,979	1,026,106
Other noncurrent assets	97,025	38,901
Deferred tax assets - noncurrent	16,365	36,905

TOTAL ASSETS	$3,331,570	$3,655,163

LIABILITIES
Current liabilities (including amounts of the consolidated VIEs without recourse to
Qihoo 360 Technology Co. Ltd. of $367,837 and $275,846 as of December 31, 2014 and 2015, respectively):
Accounts payable	$121,115	$146,114
Accrued expenses and other current liabilities	298,831	420,632
Deferred revenue-current	72,890	79,939
Amounts due to related parties	1,089	2,770
Income tax payable	46,304	76,834
Long-term debt - current portion	-	1,635,000

Total current liabilities	$540,229	$2,361,289

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED BALANCE SHEETS - continued

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2014	2015

Non-current liabilities (including amounts of the consolidated VIEs without recourse to
Qihoo 360 Technology Co. Ltd. of $9,611 and $19,654 as of December 31, 2014 and 2015, respectively):
Deferred tax liabilities	$8,516	$15,582
Deferred revenue-noncurrent	2,281	2,845
Long-term debt	1,635,000	-
Other non-current liabilities	3,276	2,641

TOTAL LIABILITIES	$2,189,302	$2,382,357

Commitments and contingencies (Note 20)

EQUITY
Qihoo 360 Technology Co. Ltd. shareholders' equity
Class A ordinary shares ($0.001 par value; 378,000,000 and 378,000,000 shares authorized as of December 31, 2014 and 2015, respectively; 147,485,168 and 151,592,057 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	$147	$152
Class B ordinary shares ($0.001 par value; 122,000,000 and 122,000,000 shares authorized as of December 31, 2014 and 2015, respectively; 45,931,163 and 42,568,349 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	46	43
Treasury stock	(139)	(97,623)
Additional paid-in capital	669,760	668,711
Statutory reserves	49,433	58,793
Accumulated other comprehensive loss	(11,772)	(56,927)
Retained earnings	321,123	618,731

Total Qihoo 360 Technology Co. Ltd. shareholders' equity	1,028,598	1,191,880
Noncontrolling interest	113,670	80,926

TOTAL EQUITY	1,142,268	1,272,806

TOTAL LIABILITIES AND EQUITY	$3,331,570	$3,655,163

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2013	2014	2015
Revenues:
Internet services	$669,817	$1,367,618	$1,680,355
Smart hardware and Internet of things devices	-	-	58,423
Others	1,271	23,042	65,805

Total revenues	671,088	1,390,660	1,804,583

Cost of revenues:
Internet services	87,334	290,076	332,858
Smart hardware and Internet of things devices	-	-	51,498
Others	504	15,386	39,401

Total cost of revenues	87,838	305,462	423,757

Subsidy income	2,349	8,506	20,647

Operating expenses:
Selling and marketing	110,104	333,701	483,615
General and administrative	117,148	94,260	161,363
Product development	255,248	406,250	495,964

Total operating expenses	482,500	834,211	1,140,942

Income from operations	103,099	259,493	260,531

Interest income	10,398	25,605	23,721
Interest expense	(5,572)	(25,518)	(32,553)
Other income	590	1,803	435
Exchange gain (loss)	5,105	(11,899)	1,113
Gain in connection with short-term investments	327	10,230	77,745
Gain in connection with long-term investments	11,216	26,780	38,955
(Loss) gain on deconsolidation of subsidiaries	(1,144)	-	64,238

Income before income tax expense and loss from equity method investments	124,019	286,494	434,185
Income tax expense	(23,423)	(51,425)	(119,485)
Loss from equity method investments	(2,747)	(18,906)	(61,539)

Net income	97,849	216,163	253,161
Add: Net loss attributable to noncontrolling interest	1,803	6,605	53,807

Net income attributable to Qihoo 360 Technology Co. Ltd.	99,652	222,768	306,968

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2013	2014	2015

Net income per ordinary share-basic	$0.55	$1.20	$1.65
Net income per ordinary share-diluted	$0.52	$1.13	$1.58

Weighted average shares used in calculating net income per ordinary share-basic	180,476,681	185,107,216	185,859,435
Weighted average shares used in calculating net income per ordinary share-diluted	193,036,850	197,491,372	215,268,020

Share-based compensation expense included in:
Selling and marketing	$15,389	$15,571	$14,472
General and administrative	$69,101	$16,891	$41,534
Product development	$36,597	$62,594	$77,291

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2013	2014	2015

Net income	$97,849	$216,163	253,161

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	11,104	(17,210)	(72,559)
Unrealized (loss) gain on available-for-sale investments	-	(15,876)	73,696
Less: reclassification adjustment for gains recorded in net income	-	-	(60,069)

Other comprehensive income (loss)	11,104	(33,086)	(58,932)

Comprehensive income	108,953	183,077	194,229
Add: Comprehensive loss attributable to noncontrolling interest	1,965	7,539	67,584

Comprehensive income attributable to Qihoo 360 Technology Co. Ltd	$110,918	$190,616	$261,813

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

								Total
								Qihoo 360
						Accumulated		Technology
				Additional		other		Co. Ltd.
	Ordinary shares		Treasury	paid-in	Statutory	comprehensive	Retained	shareholders'	Noncotrolling	Total
	Shares	Amount	stock	capital	reserves	income (loss)	earnings	equity	interest	equity

Balance as of January 1, 2013	184,157,097	$184	$-	$420,662	$16,075	$9,114	$32,061	$478,096	$167	$478,263
Issuance of ordinary shares in connection with share-based compensation arrangements	561,517	1	-	-	-	-	-	1	-	1
Share repurchase	(14,544)	-	(139)	-	-	-	-	(139)	-	(139)
Share-based compensation	-	-	-	121,087	-	-	-	121,087	-	121,087
Issuance of ordinary shares in connection with exercise of options	3,982,385	4	-	19,067	-	-	-	19,071	-	19,071
Issuance of ordinary shares in connection with business acquisitions	204,466	-	-	7,864	-	-	-	7,864	-	7,864
Provision for statutory reserves	-	-	-	-	12,074	-	(12,074)	-	-	-
Addition of noncontrolling interest in connection with business acquisitions	-	-	-	-	-	-	-	-	18,868	18,868
Capital injection of non-controlling interest holders to a subsidiary	-	-	-	-	-	-	-	-	654	654
Disposal of noncontrolling interest in subsidiaries	-	-	-	(5)	-	-	-	(5)	(539)	(544)
Net income	-	-	-	-	-	-	99,652	99,652	(1,803)	97,849
Other comprehensive income (loss)	-	-	-	-	-	11,266	-	11,266	(162)	11,104

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

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - continued

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

								Total
								Qihoo 360
						Accumulated		Technology
				Additional		other		Co. Ltd.
	Ordinary shares		Treasury	paid-in	Statutory	comprehensive	Retained	shareholders'	Noncotrolling	Total
	Shares	Amount	stock	capital	reserves	income (loss)	earnings	equity	interest	equity

Balance as of December 31, 2014	193,416,331	$193	$(139)	$669,760	$49,433	$(11,772)	$321,123	$1,028,598	$113,670	$1,142,268
Foreign currency translation adjustments		-	-	-	-	(58,782)	-	(58,782)	(13,777)	(72,559)
Net change in unrealized losses on available-for-sale investment securities		-	-	-	-	13,627	-	13,627	-	13,627
Issuance of ordinary shares in connection with share-based compensation arrangements	248,543	1	-	-	-	-	-	1	-	1
Share-based compensation	-	-	-	113,113	-	-	-	113,113	-	113,113
Issuance of ordinary shares in connection with exercise of options	495,535	1	-	19,111	-	-	-	19,112	-	19,112
	-	-	-		-	-	-
Provision for statutory reserves	-	-	-	-	9,360	-	(9,360)	-	-	-
Share cancellation	(3)	-	-	-	-	-	-	-	-	-
Share Repurchase and reissuance	-	-	(97,484)	(102,516)	-	-	-	(200,000)	-	(200,000)
Change of subsidiaries’ noncontrolling interests in connection with capital injection	-	-	-	(34,310)	-	-	-	(34,310)	(6,637)	(40,947)
Deduction of noncontrolling interest in connection with business acquisition	-	-	-	3,553	-	-	-	3,553	(19,409)	(15,856)
Addition of noncontrolling interest in connection with business acquisition	-	-	-	-	-	-	-	-	60,886	60,886
Net income	-	-	-	-	-	-	306,968	306,968	(53,807)	253,161

Balance as of December 31, 2015	194,160,406	$195	$(97,623)	$668,711	$58,793	$(56,927)	$618,731	$1,191,880	$80,926	$1,272,806

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2013	2014	2015

Cash flows from operating activities:
Net income	97,849	216,163	253,161
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	121,087	95,056	133,297
Depreciation and amortization	42,629	82,531	116,718
Loss on disposal of property and equipment	213	1,088	561
Amortization of land use rights	1,714	2,256	3,246
Loss from impairment of intangible assets	948	-	4,528
Loss from impairment of goodwill	-	-	7,871
Provision of allowance for doubtful accounts	157	214	12,580
Gain in connection with short-term investments	(327)	(10,230)	(77,745)
Loss on equity method investments	2,747	18,906	61,539
Gain in connection with long-term investments	(11,216)	(26,780)	(38,955)
Loss (gain) on deconsolidation of subsidiaries	1,144	-	(64,238)
Changes in operating assets and liabilities:
Accounts receivable	(30,789)	(88,957)	(129,637)
Prepaid expenses and other current assets	(40,271)	(19,681)	(97,244)
Amount due from related parties	(1,645)	(1,428)	5,033
Payment for land use rights	(72,888)	(55,103)	(12,139)
Deferred taxes	837	(15,157)	(16,571)
Other noncurrent assets	(3,010)	184	(14,472)
Accounts payable	18,796	83,219	57,530
Accrued expenses and other current liabilities	53,605	67,416	179,708
Deferred revenue	20,466	5,784	8,233
Amount due to related parties	366	232	4,210
Income tax payable	7,814	24,586	35,051

Net cash provided by operating activities	210,226	380,299	432,265

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2013	2014	2015

Cash flows from investing activities:
Restricted cash	(431)	1,604	(6,644)
Purchase of property and equipment	(118,334)	(170,162)	(119,667)
Proceeds from disposal of property and equipment	1	112	179
Purchase of intangible assets	(3,068)	(676)	(25,219)
Purchase of short-term investments	(997)	(82,934)	(43,500)
Proceeds from disposal of short-term investments	762	41,798	176,346
Capital contribution for long-term investments	(80,967)	(325,000)	(725,561)
Cash collected from disposal of long-term investments and subsidiaries	18,880	22,635	120,002
Dividends received from investments	413	-	2,103
Net cash paid for business acquisitions	(9,827)	(148,871)	(18,986)
Deconsolidation of subsidiaries	(3,306)	-	(27,993)

Net cash used in investing activities	(196,874)	(661,494)	(668,940)

Cash flows from financing activities:
Deferred payment for acquisition of business	-	-	(43,814)
Repayment for short-term loans	-	(13,907)	-
Proceeds from short-term loans	1,314	4,523	-
Proceeds from issuance of Convertible Senior Notes (net of issuance costs of $12,150, $18,630 and $nil in 2013, 2014 and 2015, respectively)	587,850	1,016,370	-
Proceeds from exercise of share options	23,678	15,947	17,896
Cash received from capital contribution by noncontrolling interest shareholders to subsidiaries	656	1,632	54,847
Cash paid to acquire additional equity interest in subsidiaries	-	(650)	(48,010)
Payment for share repurchase	-	(104,201)	(268,810)

Net cash provided by (used in) financing activities	613,498	919,714	(287,891)

Effect of exchange rate on cash and cash equivalents	5,951	(6,750)	(27,700)

QIHOO 360 TECHNOLOGY CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2013	2014	2015

Net increase (decrease) in cash and cash equivalents	632,801	631,769	(552,266)
Cash and cash equivalents at beginning of year	380,664	1,013,465	1,645,234

Cash and cash equivalents at end of year	1,013,465	1,645,234	1,092,968

Supplemental disclosure of cash flow information:
Income tax paid	13,961	44,810	99,089
Interest expense paid	-	15,853	28,335

Supplemental schedule of non-cash activities:

Payable for interests of Convertible Senior Notes	4,808	10,062	8,800
Payable for purchasing land use rights, plant, property and equipment and intangible assets	20,861	15,507	10,603
Consideration payable in connection with business acquisitions	358	67,665	12,724
Offset of disposal receivable and contingent consideration payable	-	-	17,797
Issuance of ordinary shares for business acquisition	7,864	-	-

The accompanying notes are integral part of these consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

As of December 31, 2015, the Company has wholly-owned and majority-owned subsidiaries incorporated in countries and jurisdictions including PRC, Hong Kong, U.S.A, and Singapore . The Company's major subsidiaries are as follows:

•	Qiji International Development Limited ("Qiji International")
•	Qifei International Development Co. Limited ("Qifei International")
•	360 International Development Co. Limited ("360 International")
•	Qizhi Software (Beijing) Co., Ltd. ("Qizhi Software")
•	Tianjin Qisi Technology Co., Ltd. ("Tianjin Qisi")
•	Qifei Xiangyi (Beijing) Software Co., Ltd. ("Qifei Xiangyi")
•	Tech Time Development Limited ("Tech Time")
•	Mobi Magic (Beijing) Information Technology Co.,Ltd. ("Mobi Magic")

As of December 31, 2015, the Company also effectively controls VIEs under contractual arrangements. The major VIEs are as follows:

•	Beijing Qihu Technology Co., Ltd. ("Beijing Qihu")
•	Beijing Star World Technology Co., Ltd. ("Beijing Star World")

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

The following consolidated financial statement balances and amounts of the Group's VIEs and their subsidiaries were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions between the offshore companies, WFOEs, VIEs and VIEs' subsidiaries in the Group:

	December 31,
	2014	2015

Cash and cash equivalents	$239,903	$273,761
Restricted cash	2,053	8,659
Accounts receivable and other current assets	242,388	229,522

Total current assets	484,344	511,942

Property and equipment, net	138,345	111,432
Acquired intangible assets, net	32,292	35,914
Other noncurrent assets	301,070	471,052

Total noncurrent assets	471,707	618,398

Total assets	956,051	1,130,340

Deferred revenue-current	44,869	47,186
Accounts payable and other current liabilities	322,968	228,660

Total current liabilities	367,837	275,846
Total noncurrent liabilities	9,611	19,654

Total liabilities	$377,448	$295,500

	Year ended December 31,
	2013	2014	2015

Revenues	$527,646	$1,069,308	$693,104
Net income	$263,514	$451,191	$107,395

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

	Year ended December 31,
	2013	2014	2015

Net cash provided by operating activities	$129,175	$439,351	$163,568
Net cash used in investing activities	(72,678)	(305,996)	(151,943)
Net cash provided by (used in) financing activities	1,970	(10,028)	22,234

	$58,467	$123,327	$33,859

As of December 31, 2013, 2014 and 2015, the balance of the amount payable by the VIEs and their subsidiaries to WOFEs related to the service fees was US$0.1 million, US$3.3 million and US$nil, respectively and was eliminated upon consolidation.

The Group conducted a significant part of its Internet business through VIEs and the VIEs contributed an aggregate of 78.6%, 76.9% and 38.4% of the consolidated revenues for the years ended December 31, 2013, 2014 and 2015, respectively. The Group's operations not conducted through contractual arrangements with the VIEs primarily consist of its advertisement agency service and technology support service. As of December 31, 2014 and 2015, the VIEs accounted for an aggregate of 28.7% and 30.9%, respectively, of the consolidated total assets, and 17.2% and 12.4%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalent, account receivables, property and equipment, and land use rights. The recognized and unrecognized revenue-producing assets that are held by the VIEs are primarily the following:

•	Property and equipment
•	Acquired intangible assets, such as domain names, licenses, trademarks, source code and non-compete agreements
•	Other noncurrent assets, which mainly include long term royalty fees and license fees, long term rental deposits
•	Self-developed intangible assets such as patents which are un-recognized at consolidated balance sheets

As of December 31, 2015, approximately 49.6 % of the Group's employees that provide the Group's services are hired by the VIEs and their subsidiaries. The nominee shareholders of the VIEs and their subsidiaries have in the past received loans from the Company or WFOEs for capital contribution. There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include allowance for doubtful accounts, purchase price allocation for business acquisitions, share-based compensation, valuation allowances for deferred tax assets, impairment assessment of short-term investments and long-term investments, impairment assessment of long-lived assets, useful lives of definite-lived intangible assets and other long-lived assets and impairment assessment of goodwill.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Group measures certain assets, including short-term investments, long-term investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to the short-term investments and long-term investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other than-temporary, and impairment charge to the intangible assets is recorded when their carrying amounts may not be recoverable.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Property and equipment, net

Property and equipment is carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straightline basis over the following estimated useful lives:

Computer equipment and application software	1 - 5 years
Building	44 - 60 years
Office building related facility and machines	3 - 20 years
Furniture and vehicles	2 - 10 years
Leasehold improvements	lesser of the lease term or the
estimated useful life of the assets

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Acquired intangible assets are estimated by management based on the fair value of assets acquired. Identifiable intangible assets are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the following estimated useful lives, which are as follows:

Domain names	3 - 10 years
Source code	5 - 8 years
Technology	1 - 10 years
Non-compete agreement	1 - 6 years
Operating license	4 - 30 years
Trademarks	3 - 10 years
User base	0.5 - 1 year
Customer relationship	3 – 5 years
Distributor relationship	3 – 5 years
Backlog	0.5 – 3 years

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Group offers marketing opportunities to customers by providing comprehensive online advertising service solutions, such as sponsored services (advertising services), on both of its PC and mobile platform products, such as 360 Personal Start-up Page, 360 Search and 360 Mobile Assistant. The Group charges fees to customers based on the effectiveness of its comprehensive advertising services, which is typically measured by active users, clicks, transactions and other actions originated from its platform products.  Additionally, fees are also affected by, among other factors, (i) the competitiveness of bidding for sponsored services and keywords by customers, with more intensive bidding typically leading to higher pricing and (ii) the vertical industries that customers operate in, which may result in different effectiveness and benefits of the Group's online advertising services to customers.

The Group generally collects fee of advertising services for customers on a cost over time period model or cost for performance model. For advertising contracts that are charged on the cost over a time period, the Group recognizes revenue ratably over the period the advertising is provided. For contracts that are charged on the cost for performance, the revenue is estimated by the Group based on its internal data, which is confirmed with the respective customers.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Other internet value-added services. The Group provides online lottery purchase services and serves as an agent or platform for providing online distribution services, payment collection services and etc. on behalf of third-parties, such as collection payment for mobile charges, e-books. The Group generally charges commission as a percentage of the gross proceeds or collection amount, and the revenue is estimated by the Group based on its internal system, which is confirmed with the respective cooperators.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Smart hardware and internet of things devices ("IOT")

The Group offers smart hardware and internet of things devices to customers. The Group recognizes revenue when a sales agreement is signed, the price is fixed or determinable, products are delivered to customers, and collection of the resulting receivables is assured. Product is considered accepted by the customer once it has been received and title, risk of loss and rewards of ownership have been transferred.

Others

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Costs of revenues - continued

Certain subsidiaries and VIEs of the Group became subject to VAT and related surcharges by various Chinese local tax authorities at rates ranging from 3.36% to 19.04% on revenue generated from providing services and enterprise information security products which were previously subject to business tax.

VAT included in revenues and cost of revenues for the years ended December 31, 2013, 2014 and 2015 were $39,909, $80,514 and $ 96,916, respectively.

Product development expenses

The product development expenses primarily consist of costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets.

Advertising costs

Advertising costs are expensed as incurred. The Group incurred advertising costs of $62,301, $231,198 and $358,939 for the years ended December 31, 2013, 2014 and 2015, respectively, which were recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the lessor are accounted for as operating leases. The Group recognizes the operating lease expenses on a straight-line basis over the lease periods.

Subsidy income

Government subsidy is recorded as a liability in deferred revenue when received, and recognized as subsidy income when the project is inspected and confirmed by the government, or it is not subject to future return or reimbursement. The Group recognized subsidy income of $2,349, $8,506 and $20,647 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

There is no customer accounting for 10% or more of total revenues for the year ended December 31, 2013, 2014 and 2015.

Only one customer accounted for 14% of accounts receivable as of December 31, 2014. Besides, there is no customer accounting for 10% or more of accounts receivable as of December 31, 2014 and 2015.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted

In May 2014, the FASB issued ASU 2014-09 which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

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

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application will be permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1.	Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.
•	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.
•	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•	The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.
•	An explanation of the reasons for significant changes.

The Group is in the process of evaluating the impact of this pronouncement to its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

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

In August 2015, the FASB issued a new pronouncement, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this ASU defer the effective date of ASU 2014-09 by one year. ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance for all entities. Public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In September, 2015, the FASB issued a new pronouncement, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements not yet adopted - continued

In November, 2015, the FASB issued a new pronouncement ASU 2015-17 which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent.

The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group does not expect the adoption of this guidance will have a significant effect on the Group's consolidated financial statements.

In January, 2016, the FASB issued a new pronouncement ASU 2016-01 which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing U.S. GAAP by:

•     Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•     Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•     Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•     Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•     Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•     Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group does not expect the adoption of this guidance will have a significant effect on the Group's consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board's new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. This new guidance will be effective for the Company for the first reporting period beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application will be permitted. The Group is in the process of evaluating the impacts of the adoption of this ASU.

3.	ACQUISITIONS

Year 2015

The Group also completed several other business acquisitions during 2015, through which the Group expects to complement its existing businesses and achieve significant synergies. The acquired entities were considered insignificant, both individually and in aggregate. The Group made total cash consideration of $28,028. Goodwill of $24,410 was recognized from these acquisitions.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Group’s consolidated results of operations.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

Year 2014

(i)	Acquisition of internet service business

In January 2014, the Group acquired 100% equity interest of a game platform company with consideration of $66,146. The acquisition provided synergies with the existing business.

The aggregate acquisition consideration consisted of (i) an initial consideration of $47,363 in cash, which was paid in 2014; and (ii) a contingent consideration of $20,000 in cash, subject to whether the amount of gross charges generated from the game platforms for the year ended December 31, 2014 meets specific targets stated in the acquisition agreement. The fair value of the contingent consideration was determined to be $18,783 at the acquisition date based on an estimation of the achievement of the operation goal. Fair value change in contingent consideration amounted $1,217 was recognized in consolidated statement of operations for the year ended December 31, 2014. All contingent consideration is settled by December 31, 2015.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

(ii)	Acquisition of internet service business

In May 2014, the Group acquired 60% equity interest of an internet service company with consideration of $134,332 to expand its service scope in online advertising services. Among the total purchase consideration, $124,332 was paid upon the consummation of the acquisition and $10,000 was held back to satisfy losses, if any, for which the Group is entitled to indemnification from the selling shareholders. The holdback amount were settled by December 31, 2015.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

(iii)	Acquisition of enterprise information security business

In October 2014, the Group acquired 75.1% equity interest of an enterprise information security company with a total consideration of $126,065 to expand its service offerings. The acquisition provided synergies with the existing business.

The aggregate acquisition consideration consisted of (i) an initial consideration of $123,897 in cash, $89,938 was paid upon the consummation of the acquisition in 2014; and (ii) a contingent consideration of $2,168 in cash, subject to the net income generated from the enterprise information security business for the year ended December 31, 2018, December 31, 2019 and December 31, 2020 meeting certain specified targets stated in the acquisition agreement. The Group determines no fair value change in contingent consideration for the years ended December 31, 2014 and 2015.

The acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The total purchase price was allocated at the acquisition date as follows:

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

(iii)	Acquisition of enterprise information security business - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

Pro forma

The following summarized unaudited pro forma results of operations for the year ended December 31, 2013 and 2014 assuming that all material acquisitions as stated in (i), (ii) and (iii) of this note during the two-year period ended December 31, 2014 occurred as of January 1, 2013. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2013, nor is it indicative of future operating results.

	Year ended December 31,
	2013	2014
	(Unaudited)	(Unaudited)

Pro forma revenue	841,573	1,415,532
Pro forma net income	106,846	212,558
Pro forma earnings per ordinary share-basic	$0.59	$1.15
Pro forma earnings per ordinary share-diluted	$0.55	$1.08

(iv) The Group also completed several other business combinations during 2014, which the Group expects to complement its existing businesses and achieve significant synergies. The acquired entities were considered insignificant, both individually and in aggregate. The Group made total cash consideration of $3,078, $1,776 was fully paid in 2014. Goodwill of $1,323 was recognized from these acquisitions.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

3.	ACQUISITIONS - continued

Year 2013

The Group completed several business combinations during 2013, which the Group expects to complement its existing businesses and achieve significant synergies. The Group made total cash consideration of $23,013 and consideration of $7,864 in the form of 204,466 ordinary shares of the Company, which was fully settled in 2013. Goodwill of $24,992 was recognized from these acquisitions.

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

	Year ended December 31,
	2012	2013
	(Unaudited)	(Unaudited)

Pro forma revenue	336,774	676,414
Pro forma net income	43,857	95,937
Pro forma earnings per ordinary share-basic	$0.25	$0.53
Pro forma earnings per ordinary share-diluted	$0.24	$0.50

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2014	2015

Accounts receivable	156,697	264,597
Allowance for doubtful accounts	(2,410)	(3,478)

Accounts receivable, net	$154,287	$261,119

Movement of allowance for doubtful accounts is as follows:

	December 31,
	2013	2014	2015

Balance at beginning of year	$213	$145	$2,410
Addition in connection with business acquisition	-	2,020	-
Charge to expense	157	349	1,280
Write offs during the year	(229)	(74)	(106)
Exchange rate differences	4	(30)	(106)

Balance at end of year	$145	$2,410	$3,478

 QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2014	2015

Prepayment for share repurchase (i)	$104,201	$173,011
Prepaid expenses and other receivables	46,266	42,201
Advance to suppliers	34,238	88,513
Prepayment related to investments (ii)	29,704	47,763
Deferred issuance cost of Convertible Senior Notes	-	21,687
Interest receivable	5,314	6,175
Receivables related to share options (iii)	1,473	3,102

Prepaid expenses and other current assets	$221,196	$382,452

(i)	The board of directors of the Group approved a $200,000 share repurchase program in October 2014. This program was completed in February 2015. In March 2015, the Group authorized the repurchase of up to additional $200,000 of the Company's American Depositary Shares. The Group prepaid $104,201 and $173,011 for the repurchase of shares as of December 31, 2014 and 2015, respectively.

(ii)	The Group made several payments to establish new companies with other independent third parties. The prepayments will be recorded as long-term investments when the investees are legally established.

(iii)	Amount represents the exercise cost to be received by the Group from a trading institution after the Group's employees exercised their stock options through such institution.

(iv)	The Group provided the amount of $nil and $10,581 of doubtful accounts of prepaid expenses and other current assets for the year ended December 31, 2014 and 2015, respectively.

6.	INVESTMENTS

Short-term investments

The Group’s short-term investments consist of trading securities and available-for-sale investments. The carrying amount and fair value of the Group’s trading securities and short-term available-for-sale investments as of December 31, 2014 and 2015 were as follows:

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.	INVESTMENTS-continued

	As of December 31, 2014
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
Short-term investment:
Trading securities	$253	$92	$(172)	$-	$173
Available-for-sale securities:
Listed equity securities	51,747	1,667	(9,856)	-	43,558
Bank financial products	14,505	-	-	-	14,505
Others	500	-	-	-	500
Short-term investment	$67,005	$1,759	$(10,028)	$-	$58,736

	As of December 31, 2015
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
Short-term investment:
Trading securities	$173	$60	$(53)	$-	$180
Available-for-sale securities:
Bank financial products	31,868	-	-	-	31,868
Others	500	-	-	-	500
Short-term investment	$32,541	$60	$(53)	$-	$32,548

The management of the Group determined that there was $nil, $nil and $11,166 impairment loss on such investment during the years ended December 31, 2013, 2014 and 2015.

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investments and available-for-sale investments.

Cost-method investments

The carrying amount of Company’s all cost method investments was $137,134 and $171,924 as of December 31, 2014 and 2015, respectively. The Group held less than 20% equity interest in its cost method investments except for the below investment:

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.	INVESTMENTS-continued.

By 2015, the Group invested total consideration of $17,482 in entities, with equity interests ranging from 22.91% to 38.11%. The Group used the cost method to account for these investments though the Group held over 20% of its voting stock since the Group did not have the ability to exercise significant influence over the operating and financing activities of these investees.

The total impairment losses on cost method investments were $867, $578 and $28,450 during the years ended December 31, 2013, 2014 and 2015, respectively.

Equity-method investments

The carrying amount of Company’s equity method investments was $130,201 and $818,298 as of December 31, 2014 and 2015, respectively, with voting interests ranging from 10% to 65%. Details of the significant investments are as follows:

(i)	In 2015, the Group invested total cash consideration of $454,050 to set up a joint venture with a leading smartphone manufacturer in China. The joint venture will focus on mobile terminal products that are distributed through Internet as the primary channel. As of December 31, 2015, the Group held 49.5% equity interest with a carrying amount is $425,340.

In 2015, due to additional capital injection from third party investors into a subsidiary, which was deconsolidated and accounted for as an equity method investee. The Group recognized a gain of $62,877 from the deconsolidation in the year ended December 31, 2015.

The Group summarizes the condensed financial information of the Group’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X. The summarized financial information of the equity method investments were as follows:

	December 31,
	2014	2015

Current assets	$178,320	$907,296
Non-current assets	$75,211	$125,256
Current liabilities	$35,170	$115,459
Non-current liabilities	$2,592	$19,789

	For the years ended December 31,
	2013	2014	2015

Total revenues	$4,394	$67,123	$324,701
Gross profits	$3,790	$19,654	$71,623
Loss from operations	$(13,196)	$(47,990)	$(150,387)
Net loss	$(13,208)	$(47,984)	$(149,604)

The Group shared loss of $2,747, $18,906 and $61,539 from its equity method investments during the years end December 31, 2013, 2014 and 2015, respectively.

The total impairment losses on equity method investments were $4,137, $1,943 and $16,548 during the years ended December 31, 2013, 2014 and 2015, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

6.	INVESTMENTS - continued

Available-for-sale investments

The carrying amount and fair value of the Group’s available-for-sale investments were $47,644 and $35,884 as follows as of December 31, 2014 and 2015.

	As of December 31, 2014
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
Long-term investment:
Available-for-sale securities:
Listed equity securities	$57,335	$9,988	$(19,679)	$-	$47,644

	As of December 31, 2015
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Fair value
Long-term investment:
Available-for-sale securities:
Listed equity securities	$30,207	$7,543	$(9,337)	$-	$28,413
Debt Securities	$7,471	$-	$-	$-	$7,471

The Group reviews its available-for-sale investments regularly to determine if an investment is other-than-temporarily impaired due to changes in quoted market price or other impairment indicators such as market condition for the investees’ industry and products and services. No impairment loss on available-for-sale investments was recognized for the years end December 31, 2013, 2014 and 2015.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

7.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Group measured its financial assets including cash equivalents, trading securities and available-for-sale investment at fair value on a recurring basis as of December 31, 2014 and 2015.

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

The investments of debt securities are measured at fair value on a nonrecurring basis when impairment is recognized. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

7.	FAIR VALUE MEASUREMENTS-continued

The following table shows the fair value of the Group's financial assets and liabilities measured at recurring basis as of December 31, 2014 and 2015:

	As of December 31, 2014				As of December 31, 2015
	Fair Value Measurements at the Reporting Date Using				Fair Value Measurements at the Reporting Date Using
	Quoted prices in	Significant			Quoted prices in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	instruments	inputs	inputs	Total	instruments	inputs	inputs	Total
	(level 1)	(level 2)	(level 3)	balance	(level 1)	(level 2)	(level 3)	balance

Cash equivalents-term deposits	$1,129,833	$-	$-	$1,129,833	$788,337	$-	$-	$788,337
Short-term investments:
Trading securities	173	-	-	173	180	–	–	180
Available-for-sale investments
Listed equity securities	43,558	-	-	43,558	–	-	-	-
Bank financial products	-	14,505	-	14,505	-	31,868		31,868
Others	-	500	-	500	-	500	-	500
Long-term investments
Listed equity securities	47,644	-	-	47,644	28,413	-	-	28,413
Debt Securities	-	-	-	-	-	-	7,471	7,471
Contingent consideration	-	-	(22,168)	(22,168)	-	-	(2,168)	(2,168)

Total	$1,221,208	$15,005	$(22,168)	$1,214,045	$816,930	$32,368	$5,303	$854,601

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

7.	FAIR VALUEMEASUREMENTS - continued

Measured on recurring basis - continued

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2015, which only contains contingent consideration and debt securities:

Total
Balance at January 1, 2014	$-
Addition in connection with business acquisition in 2014	(20,951)
Increase in fair value	(1,217)
Balance at December 31, 2014	(22,168)
Addition in connection with investment in available-for-sale	7,471
Settlements	20,000
Balance at December 31, 2015	$5,303

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

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

8.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2015

Computer equipment and application software	$276,078	$368,583
Building	88,036	84,809
Office building related facility and machines	27,988	27,811
Furniture and vehicles	8,656	8,671
Leasehold improvements	6,092	4,455

	406,850	494,329
Less: Accumulated depreciation and amortization	134,824	219,357

Property and equipment, net	$272,026	$274,972

Depreciation and amortization expenses for the years ended December 31, 2013, 2014 and 2015 were $38,453, $71,906 and $97,065, respectively.

9.	LAND USE RIGHTS, NET

	December 31,
	2014	2015

Land use rights	$143,194	$137,154
Less: accumulated depreciation and amortization	4,087	7,082

Land use rights, net	$139,107	$130,072

Amortization expenses for land use rights totaled $1,714, $2,256 and $3,246 for the years ended December 31, 2013, 2014 and 2015.

Future amortization expense will be $3,125 per year for each of the next five years through December 31, 2020.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FlNANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

10.	GOODWILL

	December 31,
	2014	2015
Gross amount:
Beginning balance	$29,509	$344,630
Goodwill acquired in acquisitions of business	316,492	24,410
Goodwill in relation to disposal of subsidiaries	-	(34,065)
Exchange rate differences	(1,371)	(14,136)
Ending balance	344,630	320,839

Accumulated impairment loss:
Beginning balance	-	-
Impairment	-	(7,871)
Ending balance	-	(7,871)

Goodwill, net	$344,630	$312,968

The Group assessed the qualitative factors to determine it is not more likely than not that the fair value of each reporting unit is less than its respective carrying amount. Impairment loss of goodwill were $nil, $nil, and $7,871 during the years ended December 31, 2013, 2014 and 2015.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

11.	ACQUIRED INTANGIBLE ASSETS, NET

The gross carrying amount, accumulated amortization and net carrying amount of the acquired intangible assets are as follows:

Definite-lived intangible assets

	December 31,
	2014	2015

Definite-lived
Domain names	$5,140	$6,631
Technology	28,043	26,443
Non-compete agreement	13,026	12,133
Customer relationship	5,110	7,842
Distributor relationship	6,930	6,638
Others	8,926	10,712

Total acquired definite-lived intangible assets	67,175	70,399
Less: Accumulated amortization
Domain names	(1,252)	(1,864)
Technology	(7,627)	(11,116)
Non-compete agreement	(4,426)	(6,783)
Customer relationship	(1,552)	(2,722)
Distributor relationship	(347)	(1,660)
Others	(3,225)	(4,598)
Less: Impairment loss
Domain names	(413)	(396)
Technology	(859)	(1,363)
Customer relationship	-	(814)
Others	(70)	(67)

Acquired definite-lived intangible assets, net	$47,404	$39,016
F-52

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

11.	ACQUIRED INTANGIBLE ASSETS, NET - continued

Definite-lived intangible assets - continued

Amortization expenses for the years ended December 31, 2013, 2014 and 2015 were $4,176, $10,625 and $19,653 respectively. Amortization expenses for the years ending December 31, 2016, 2017, 2018, 2019 and 2020 and after are expected to be $9,174, $8,688, $7,820, $5,594 and $8,296 respectively.

The Group performed impairment analysis and recognized an impairment loss of $107, $nil and $1,602 for the year ended December 31, 2013, 2014 and 2015, respectively for intangible assets with determinable useful lives.

Indefinite-lived intangible assets

	December 31,
	2014	2015

Indefinite-lived
Domain names	$2,937	$16,115
Trademarks and others	2,253	2,398

Total acquired indefinite-lived intangible assets	5,190	18,513
Less: Accumulated impairment loss
Domain names	(282)	(3,080)
Trademarks and others	(1,023)	(1,085)

Accumulated impairment loss	(1,305)	(4,165)

Acquired indefinite-lived intangible assets, net	$3,885	$14,348

On December 31 of each year, the Group evaluated the remaining useful lives of the intangible assets with indefinite lives to determine whether events and circumstances continue to support an indefinite useful life. Based on impairment assessment, the Group recognized an impairment loss of $841, $nil and $2,926 for the years ended December 31, 2013, 2014 and 2015, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2014	2015

Payable related to investment and acquisition	$64,545	$10,083
Payable for third-party service fee	56,772	115,447
Accrued agent rebates	53,090	71,295
Accrued payroll	37,540	53,711
Other tax payable	21,097	23,016
Deposits from advertising customers	19,747	41,452
Payable for purchasing long-term assets	15,507	10,603
Accrued interest expenses of convertible senior notes (see note 14)	10,062	8,800
Other current liabilities	20,471	86,225

Total	$298,831	$420,632

13.	DEFERRED REVENUE

Deferred revenue primarily consists of customer advance and deferred income. Customer advance represents service fees prepaid by customers for which the relevant services have not been provided. Deferred income mainly includes deferred subsidy income and deferred reimbursement of ADS depositary service.

	December 31,
	2014	2015

Deferred revenue – current
Customers advance	$52,548	$60,440
Deferred income	20,342	19,499

Total deferred revenue - current	$72,890	$79,939

Deferred revenue - noncurrent
Customers advance	$1,606	$1,024
Deferred income	675	1,821

Total deferred revenue - noncurrent	$2,281	$2,845

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of December 31, 2015, $1,635,000 was accounted as the value of the Notes in long-term debt-current portion.

Debt issuance costs were $30,780 and were recorded as deferred issuance costs, which were included in other current assets, are being amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835-30-35-2. The net proceeds the Company received from the issuance of the Notes were $587,850 and $1,016,370 for the year ended December 31, 2013 and 2014, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

14.	LONG-TERM DEBT - continued

The interest expense included in the consolidated statements of operations for the years ended December 31, 2014 and 2015, respectively, is as follows:

For the year ended
December 31, 2014

Interest expense at an annual rate of 2.50%	$15,981
Interest expense at an annual rate of 0.50%	$1,042
Interest expense at an annual rate of 1.75%	$3,614
Amortization of debt issuance costs	$3,373

Total interest expense	$24,010

For the year ended
December 31, 2015

Interest expense at an annual rate of 2.50%	$15,426
Interest expense at an annual rate of 0.50%	$2,588
Interest expense at an annual rate of 1.75%	$9,059
Amortization of debt issuance costs	$5,277

Total interest expense	$32,350

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.	INCOME TAXES

Cayman

The Company is a tax-exempted company incorporated in the Cayman Islands.

Hong Kong

The Company's wholly-owned subsidiaries in Hong Kong are subject to the unified tax rate of 16.5% in Hong Kong for the years ended December 31, 2013, 2014 and 2015. Under the Hong Kong tax laws, these subsidiaries are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

The Company's wholly-owned subsidiary in Singapore, incorporated in 2013, is subject to the unified tax rate of 17% in Singapore for the year ended December 31, 2013, 2014 and 2015. There are no withholding taxes in Singapore on remittance of dividends.

United States of America ("USA")

The Company's wholly-owned subsidiary in USA, incorporated in 2013, is subject to the progressive tax rate from 15% to 39% for the federal income tax in the USA and 8.7% for the state income tax in Delaware for the year ended December 31, 2014 and 2015. The normal withholding tax rate is 30% in the USA on remittance of dividends.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Qizhi Software, Beijing Qihu and Beijing Star World were recognized as HNTE by relevant PRC government authorities, and were entitled to a reduced EIT rate of 15% for the year ended December 31 2013, 2014 and 2015.

Tianjin Qisi was recognized as Software Enterprise by relevant PRC government authorities in March 2011 and entitled to the preferential tax treatment of "2-year exemption plus 3-year half rate" commencing from its first profit-making year for EIT purposes. For the year ended December 31, 2013, Tianjin Qisi enjoys the second year of the 2-year tax exemption. Tianjin Qisi was entitled to a preferential tax rate of 12.5% for the year ended December 31, 2014. Tianjin Qisi renewed its status as HNTE in 2014 and was entitled to a preferential tax rate of 15% for the year ended December 31, 2015.

Qifei Xiangyi was recognized as Software Enterprise by relevant PRC government authorities on Nov 11, 2013 and entitled to the preferential tax treatment of "2-year exemption plus 3-year half rate" commencing from its first profit-making year for EIT purposes. As a consequence, for the year ended December 31, 2013 and 2014, Qifei Xiangyi enjoys the 2-year tax exemption Qifei Xiangyi was recognized as HNTE by relevant PRC government authorities in 2013, and was entitled to a reduced EIT rate of 15% for 2015.

Certain other PRC subsidiaries and VIEs are not subject to the unified tax rate of 25% as a result of adopting the "deemed-profit method" or the recognition as a qualified "Software Enterprise" or “HNTE”. And the other VIEs and VIEs' subsidiaries are all subject to the unified tax rate of 25%.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Aggregate undistributed earnings of the Company's subsidiaries, VIEs and VIEs' subsidiaries located in the PRC that are available for distribution to the Company of $1,003,287 at December 31, 2015 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

Detailed information about income tax of the Group's subsidiaries and VIEs is as below:

The current and deferred portion of income tax expense included in the consolidated statements of operations is as follows:

	For the years ended December 31,
	2013	2014	2015

Current income tax expense	$22,382	$69,693	$131,190
Deferred income tax expense (benefit)	1,041	(18,268)	(11,705)

Total income tax expense	$23,423	$51,425	$119,485

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.	INCOME TAXES - continued

PRC - continued

The principal components of the deferred tax assets and liabilities are as follows:

	December 31,
	2014	2015

Current deferred tax assets
Accrued payroll	$5,141	$-
Provision of allowance for doubtful accounts	478	896
Deferred revenue-current	660	447
Less: Valuation allowance	(1,435)	(75)

Current deferred tax assets, net	4,844	1,268

Noncurrent deferred tax assets
Deferred revenue-noncurrent	339	743
Intangible assets	953	1,065
Fixed assets	100	108
Subsidy income	270	2,729
Promotion fee	13,894	30,636
Unrealized loss on available-for-sale investments	2,462	-
Net operating loss carry forwards	9,193	40,154
Less: Valuation allowance	(10,846)	(38,530)

Noncurrent deferred tax assets, net	16,365	36,905

Noncurrent deferred tax liabilities
Acquired intangible assets	8,159	15,582
Unrealized gain on available-for-sale investments	357	-

Noncurrent deferred tax liabilities	$8,516	$15,582

The Company operates through its subsidiaries and VIEs and the valuation allowance is considered on each individual subsidiary and VIE basis. The subsidiaries and VIEs registered in the PRC have total net operating loss carry forwards of $229,952 as of December 31, 2015 which will expire on various dates between December 31, 2016 and December 31, 2020.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

15.	INCOME TAXES - continued

PRC - continued

Reconciliation between the income tax expense computed by applying the PRC tax rate to income before income tax and the actual provision for income tax is as follows:

	For the years ended December 31,
	2013	2014	2015

Income before income tax expense	$124,019	$286,494	$434,185
PRC statutory income tax rate	25%	25%	25%
Income tax expense at the statutory income tax rate	31,005	71,624	108,546
Permanent differences	1,663	5,506	11,713
Effect of different income tax calculation method required by tax bureau	48	(5)	(11)
Effect of tax exempt status in Cayman Islands and other jurisdictions	30,241	24,701	26,335
Effect of different income tax rate in Hong Kong	168	273	451
Effect of income tax holiday and preferential tax rates	(43,460)	(58,529)	(56,049)
Changes in valuation allowance	3,758	7,855	28,500

Income tax expense	$23,423	$51,425	$119,485

Certain consolidated entities of the Group enjoy tax holidays granted by the local tax authorities. Without the tax holidays, the Group's income tax expense would have increased by $43,460, $58,529 and $ 56,049 for the years ended December 31, 2013, 2014 and 2015, respectively. The impact of the tax holidays on basic net income per ordinary share was an increase of $0.24, $0.32 and $0.30 for the years ended December 31, 2013, 2014 and 2015, respectively.

16.	ORDINARY SHARES

The Company's Memorandum and Articles of Association, as amended, authorizes the Company to issue 500,000,000 ordinary shares with a par value of $0.001 each as of December 31, 2013, 2014 and 2015, respectively.

In December 2013, the Company issued 51,722 ordinary shares to a related party of the Company and 76,372 and 76,372 ordinary shares to each of the two selling shareholders, in connection with the Company's acquisition of 51% equity interest in an overseas internet service company.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

16.	ORDINARY SHARES - continued

In the years of 2013, 2014 and 2015, the Company issued 4,543,902, 4,525,410 and 744,078 ordinary shares for future delivery to the employees and nonemployees upon exercise of share options or grant of nonvested shares, respectively. In the year of 2015, the company also transferred 2,607,129 ordinary shares from its Class A treasury stocks for future delivery to the employees and nonemployees upon exercise of share options or grant of nonvested shares.

The board of directors of the Group approved two batches of share repurchase programs in October 2014 and March 2015 respectively with a total amount up to $400,000. The first batch of $200,000 was completed as of February 2015 and the second batch of $173,011 was completed as of October 2015. During 2015, the Company reissued $102,513 repurchased shares to the employee as share-based compensation.

As of December 31, 2015, there are 151,592,057 Class A ordinary shares and 42,568,349 Class B ordinary shares outstanding, par value $0.001 per share.

17.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the years ended December 31,
	2013	2014	2015

Net income attributable to Qihoo 360 Technology Co. Ltd	99,652	222,768	306,968
Undistributed earnings allocated to participating unvested shares (i)	3,175	3,848	2,538
Eliminate the dilutive effect of interest expense of Convertible Senior Notes	-	-	32,351

Net income attributable to Class A and Class B ordinary shareholders for computing basic net income per ordinary share	96,477	218,920	304,430

Net income attributable to nonvested shareholders for computing basic net income per participating unvested shares (i)	3,175	3,848	2,538

Weighted average ordinary shares outstanding used in computing basic net income per Class A and Class B ordinary share	174,727,288	181,909,716	184,322,471
Weighted average shares used in calculating net income per participating unvested share-basic	5,749,393	3,197,500	1,536,964
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed exercise of stock options and nonvested shares using the treasury stock method	12,560,169	12,384,156	8,676,398
Plus incremental weighted average ordinary shares from Convertible Senior Notes using as-if converted method	-	-	20,732,187
Weighted average ordinary shares outstanding used in computing diluted net income per Class A and Class B ordinary share (i)	193,036,850	197,491,372	215,268,020

Net income per Class A and Class B ordinary share-basic	$0.55	$1.20	$1.65
Net income per participating unvested share-basic	$0.55	$1.20	$1.65
Net income per Class A and Class B ordinary share-diluted	$0.52	$1.13	$1.58

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

17.	NET INCOME PER SHARE - continued

(i)	The net income attributable to Qihoo 360 Technology Co. Ltd. was allocated among Class A and Class B ordinary shares, and certain nonvested shares pro rata on the basis of their right to participate in dividends.

For the year 2013, 2014 and 2015, 533,054, 244,797 and 251,877 share options were excluded as their effect was anti-dilutive, respectively.

For the year 2013, 2014 and 2015, 2,578,779, 13,116,846 and nil ordinary shares resulting from the assumed conversions of Convertible Senior Notes were excluded from the calculation of diluted net income per share as their effect was anti-dilutive.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

	Year ended December 31,
	2013	2014	2015
Risk-free interest rate	3.40% - 4.02%	3.96%~4.61%	3.11%~3.60%
Expected life (years)	6.35	5.85~6.35	5.75~6.35
Volatility	46.04% - 46.68%	44.28%~46.02%	40.87%~43.96%
Dividend yield	-	-	-

(1)	Volatility

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

The following table summarizes the option activity for the year ended December 31, 2015:

		Weighted average	Weighted average	Aggregate
		exercise price	remaining contractual	intrinsic value
	Number of options	per option	life (Years)	(in thousands)

Outstanding at December 31, 2014	9,183,990	$10.57	6.61	257,557
Granted	283,750	30.45
Exercised	(2,283,226)	8.37
Expired	(31,034)	34.57
Forfeited	(875,161)	20.67

Outstanding at December 31, 2015	6,278,319	10.75	5.71	238,374

Vested and exercisable at December 31, 2015	5,090,994	8.19	5.28	206,201

Vested and expect to vest at December 31, 2015	16,098,820	8.04	5.28	653,245

The weighted-average grant-date fair value per option granted for the years ended December 31, 2013, 2014 and 2015 was$13.19, $32.61 and $18.29, respectively.

The total intrinsic value of options exercised for the years ended December 31, 2013, 2014 and 2015 was $138,364, $98,112 and $64,732, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

The Group recognized $21,921, $16,702 and $34,291 share-based compensation expense for the years ended December 31, 2013, 2014 and 2015, respectively. Certain subsidiaries and VIE’s subsidiaries also have equity incentive plans.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Share options - continued

(4)	Dividend yield - continued

As of December 31, 2015, there was $6,678 unrecognized share-based compensation expense relating to share options. The expense is expected to be recognized over a weighted-average remaining vesting period of 0.36 years.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The following table summarizes information regarding the nonvested shares granted:

		Weighted average
		fair value per
	Number of	nonvested share
	nonvested shares	at the grant date

Outstanding at December 31, 2014	8,544,115	$26.85
Granted	3,779,124	39.57
Vested	(3,568,506)	19.31
Forfeited	(1,868,350)	35.57

Outstanding at December 31, 2015	6,886,383	35.34

Vested and to be transferred to grantees at December 31, 2015	25,071,827

Vested and expect to vest at December 31, 2015	33,615,942

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The fair value of the nonvested shares was determined by the closing sales price of the shares as quoted on the principal exchange or system. The total fair value of the nonvested shares vested for the years ended December 31, 2013, 2014 and 2015 was $70,980, $39,476 and $68,913, respectively.

The Group recognized $99,166, $77,364 and $99,006 share based compensation expense for the years ended December 31, 2013, 2014 and 2015 respectively.

As of December 31, 2015, total unrecognized compensation expense relating to the nonvested shares was $108,550. The expense is expected to be recognized over a weighted average period of 2.46 years using the graded vesting attribution method.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES

(1)	Operating commitments

The Group has future rental commitments related to facilities and offices under non-cancelable operating lease agreements, advertising agreements and fees commitment related to obtain exclusive rights of operating games on the Group's platform.

Future minimum payments under those commitments as of December 31, 2015 were as follows:

2016	$20,417
2017	14,386
2018	6,463
2019	6,309
2020 and after	7,465

$55,040

Rental expenses under operating leases for 2013, 2014 and 2015 were $5,057, $12,871 and $15,251, respectively.

(2)	Other commitments

The Group has future commitment relates to interest payable in connection with the issuance of Notes (see Note 14).

Assuming all debt was held to maturity, future maximum payments under those commitments as of December 31, 2015 were as follows:

2016	$26,644
2017	26,644
2018	22,269
2019	11,644
2020	10,673
2021 and after	5,660

$103,534

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES - continued

(3)	Contingencies

In September 2013, we brought an unfair competitive practice claim against two affiliates of Baidu in Higher People’s Court of Beijing, alleging that Baidu blocked users of 360 search engine from visiting the content of Baidu’s website and redirected users of 360 search engine to Baidu’s search engine. We sought cessation of the unfair competitive practice, public apology from Baidu and RMB 0.4 billion ($61.7 million) in damages. Baidu submitted an objection to the jurisdiction of this case and the court rejected such objection in March 2014. Baidu appealed to the Supreme People's Court of PRC and the Supreme People’s Court of PRC dismissed the appeal in January 2015. This case was heard in August and October 2015, respectively, and is currently pending.

In October 2013, two affiliates of Sogou brought an unfair competitive practices claim against us in the Intermediate People’s Court of Xi’an, alleging that the Company used its software to change user default settings without their permission, including setting their default browser as 360 Safe Browser, which interfered with their use of Sogou’s browser. The claim sought cessation of the unfair competitive practices and RMB45.5 million ($7.3 million) in damages. This case was heard in July 2014 and the Intermediate People’s Court of Xi’an ruled in July 2015 that the Company's actions constituted unfair competition and awarded RMB1 million ($0.2 million) as damage to Sogou. Sogou and the Company submitted the appeal separately to the Higher People’s Court of Shanxi. $0.2 million was accrued by the Group for such contingency. In February 2016, the Higher People’s Court of Shanxi dismissed the appeal and sustained the original judgment of the court of first instance.

In April 2015, two affiliates of Sogou brought an unfair competitive practice claim against us in the Intellectual Property Court of Beijing, alleging that 360 Safe Guard issued unloading suggestion towards Sogou browser to its users, which negatively impacted their ability to run their business. The claim sought cessation of the unfair competitive practices and RMB10.0 million ($1.5 million) in damages. We submitted an objection to the jurisdiction of this case and the court ruled that the case shall be heard by Xicheng District People’s Court of Beijing. Sogou appealed to the Higher People’s Court of Beijing and the Higher People’s Court of Beijing dismissed the appeal in October 2015. This case was transferred to Xicheng District People’s Court of Beijing and is waiting for first hearing. This case is currently pending.

In April 2015, two affiliates of Sogou brought an unfair competitive practices claim against us in the Intellectual Property Court of Beijing, alleging that 360 Safe Guard issued blocking notifications when users download Sogou browser and Sogou Mobile Assistant via its medal wall function, which negatively impacted their ability to run their business. The claim sought cessation of the unfair competitive practices and RMB10.0 million ($1.5 million) in damages. We submitted an objection to the jurisdiction of this case and the court ruled that the case shall be heard by Xicheng District People’s Court of Beijing. Sogou appealed to the Higher People’s Court of Beijing and the Higher People’s Court of Beijing dismissed the appeal in October 2015. This case was transferred to Xicheng District People’s Court of Beijing and is waiting for first hearing. This case is currently pending.

Other than the aforementioned, the Company are currently not a party to any material legal or administrative proceedings, and the Company are not aware of threatened material legal or administrative proceedings against us. The Company may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of the Company's business.

Based on information currently available, the Company cannot reasonably estimate the loss that is reasonably possible at this stage. $0.9 million, $0.9 million and $0.2 million was accrued for two legal cases as of December 31, 2013, 2014 and 2015, respectively.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

21.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group’s chief operating decision maker is the Chief Executive Officer and the President, who review consolidated results of operations prepared in accordance with U.S. GAAP when making decisions about allocating resources and assessing performance of the Group. The Group has operating segments: internet services, smart hardware and IOT devices. The Group started to generate revenue from smart hardware and IOT devices since the second quarter of 2015.

The Group does not allocate any assets to its operating segments as management does not believe that allocating these assets is useful in evaluating these segments' performance. Accordingly, the Group has not made disclosure of total assets by reportable segment.

	For the years ended December 31,
	2013	2014	2015
Revenues:
Internet services	$669,817	$1,367,618	$1,680,355
Smart hardware and IOT devices	-	-	58,423
Others	1,271	23,042	65,805
	671,088	1,390,660	1,804,583
Cost of revenues:
Internet services	(87,334)	(290,076)	(332,858)
Smart hardware and IOT devices	-	-	(51,498)
Others	(504)	(15,386)	(39,401)
	(87,838)	(305,462)	(423,757)
Gross profit:
Internet services	582,483	1,077,542	1,347,497
Smart hardware and IOT devices	-	-	6,925
Others	767	7,656	26,404
	583,250	1,085,198	1,380,826
Operating expenses:
Product development	(255,248)	(406,250)	(495,964)
Selling and marketing	(110,104)	(333,701)	(483,615)
General and administrative	(117,148)	(94,260)	(161,363)
Total operating expenses	(482,500)	(834,211)	(1,140,942)
Subsidy income	2,349	8,506	20,647
Income from operations	$103,099	$259,493	$260,531

Substantially all of the Group’s revenues for the three years ended December 31, 2013, 2014 and 2015 were generated from the PRC. Similarly, substantial all of the identifiable assets of the Group are located in the PRC. Accordingly, no geographical information is presented.

QIHOO 360 TECHNOLOGY CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

22.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the mainland China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total provisions for such employee benefits were $31,441, $54,926 and $65,194 for the years ended December 31, 2013, 2014 and 2015 respectively.

PRC legal restrictions permit payments of dividends by the Group's PRC entities only out of their retained earnings, if any, determined in accordance with PRC regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC entities must make appropriations from after-tax profit to non-distributable statutory reserve funds as determined by the Board of Directors of the Group. These reserve funds include the (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other two funds are at the Group's discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. The Group has made appropriation to these statutory reserve funds of $12,074, $21,284 and $9,360 for the years ended December 31, 2013, 2014 and 2015, respectively.

23.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group's PRC subsidiaries, VIEs and VIEs' subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income be set aside as a reserve prior to the payment of dividends. As a result of these PRC laws and regulations, the Group's PRC subsidiaries, VIEs and VIEs' subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The balance of restricted net assets was $474,595 and $510,646, of which $246,880 and $269,612 was attributed to the paid in capital and statutory reserves of the VIEs and VIEs' subsidiaries and $227,715, and $241,034 was attributed to the paid in capital and statutory reserves of the Company's PRC subsidiaries, as of December 31, 2014 and 2015, respectively. The PRC subsidiaries' accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs' revenues and accumulated profits may be transferred to Qizhi Software through contractual arrangements without the consent of a third party.

24.	SUBSEQUENT EVENTS

On March 30, 2016, Qihoo announces shareholder approval of merger agreement. Pursuant to the terms of the merger agreement, at the effective time of the merger, each of the Company’s class A and class B ordinary shares issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive US$51.33 in cash without interest, and each American Depositary Share (“ADS”) of the Company, every two ADSs representing three class A ordinary shares, will be cancelled in exchange for the right to receive US$77.00 in cash without interest.

In September 2015, the Company reached an agreement with Coolpad to adjust their respective shareholding in Coolpad E-Commerce Inc. Under the agreement, the joint venture will redeem a portion of the shares held by Coolpad in consideration of the joint venture transferring back to Coolpad certain Internet operating assets related to “Coolpad” branded smartphones that Coolpad had previously contributed to the joint venture. As a result, Coolpad’s equity stake in the joint venture will be reduced to 25.0% from 50.5%, and the Company’s equity stake in the joint venture will be increased to 75.0% from 49.5%.  This mentioned share redemption and full implementation of such new arrangement were approved by Coolpad’s shareholders in February 2016.

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$1,242,129	$385,524
Restricted cash	-	-
Short-term investments	6,839	180
Prepaid expenses and other current assets	111,872	178,689
Amounts due from subsidiaries and VIEs	459,303	1,081,115
Deferred tax assets - current	412	103

Total current assets	1,820,555	1,645,611

Acquired intangible assets, net	1,205	828
Investments in subsidiaries and VIEs	799,123	1,157,765
Long-term investments	45,211	31,051
Other noncurrent assets	26,964	21,687
Deferred tax assets - noncurrent	103	-

TOTAL ASSETS	$2,693,161	$2,856,942

LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	12,455	6,206
Deferred revenue-current	1,539	385
Amounts due to subsidiaries and VIEs	15,184	23,471
Long-term debt-current portion	-	1,635,000

Total current liabilities	29,178	1,665,062

Deferred revenue-noncurrent	385	-
Long-term debt	1,635,000	-

TOTAL LIABILITIES	$1,664,563	$1,665,062

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS - continued

(U.S. dollars in thousands, except for shares and per share data)

	December 31,
	2014	2015
EQUITY
Qihoo 360 Technology Co. Ltd. shareholders' equity

Class A ordinary shares ($0.001 par value; 378,000,000 and 378,000,000 shares authorized as of December 31, 2014 and 2015, respectively; 147,485,168 and 151,592,057 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	$147	$152
Class B ordinary shares ($0.001 par value; 122,000,000 and 122,000,000 shares authorized as of December 31, 2014 and 2015, respectively; 45,931,163 and 42,568,349 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	46	43
Treasury stock	(139)	(97,623)
Additional paid-in capital	669,760	668,711
Accumulated other comprehensive loss	(11,772)	(56,927)
Retained earnings	370,556	677,524

Total shareholders' equity	1,028,598	1,191,880

TOTAL EQUITY	1,028,598	1,191,880

TOTAL LIABILITIES AND EQUITY	$2,693,161	$2,856,942

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2013	2014	2015
Operating expenses:
Selling and marketing	$15,519	$15,666	$14,511
General and administrative	73,372	19,305	17,155
Product development	38,211	59,375	55,366

Total operating expenses	127,102	94,346	87,032

Loss from operations	(127,102)	(94,346)	(87,032)

Interest income	6,341	20,264	11,532
Interest expense	(5,551)	(24,010)	(32,351)
Other income	1,197	1,447	1,539
Exchange gain (loss)	5,100	(11,520)	1,706
Gain(loss) in connection with short-term investments	327	10,230	(7,012)
Gain in connection with long-term investments	413	-	363

Loss before income tax expense and earnings from subsidiaries and VIEs	(119,275)	(97,935)	(111,255)
Income in earnings of subsidiaries and VIEs	219,247	321,088	418,635

Income before income tax expense	99,972	223,153	307,380
Income tax expense	(320)	(385)	(412)

Net income attributable to Qihoo 360 Technology Co. Ltd.	$99,652	$222,768	$306,968

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2013	2014	2015

Net income	$99,652	$222,768	$306,968

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	11,266	(42,342)	(54,032)
Unrealized gain (loss) on available-for-sale investments	-	10,190	(2,838)
Less: reclassification adjustment for gains recorded in net income	-	-	11,715

Other comprehensive income (loss)	11,266	(32,152)	(45,155)

Comprehensive income	110,918	190,616	261,813

Comprehensive income attributable to Qihoo 360 Technology Co. Ltd.	$110,918	$190,616	$261,813

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

							Total
							Qihoo 360
					Accumulated		Technology
				Additional	other		Co. Ltd.
	Ordinary shares			paid-in	comprehensive	Retained	shareholders'
	Shares	Amount	Treasury Stock	capital	income (loss)	earnings	equity

Balance as of January 1, 2013	184,157,097	184	-	420,662	9,114	48,136	478,096
Issuance of ordinary shares in connection with share-based compensation arrangements	561,517	1	-	-	-	-	1
Share repurchase	(14,544)	-	(139)	-	-	-	(139)
Share-based compensation	-	-	-	121,087	-	-	121,087
Issuance of ordinary shares in connection with business acquisition	204,466	-	-	7,864	-	-	7,864
Issuance of ordinary shares in connection with exercise of options	3,982,385	4	-	19,067	-	-	19,071
Disposal of noncontrolling interest in subsidiaries	-	-	-	(5)	-	-	(5)
Net income	-	-	-	-	-	99,652	99,652
Other comprehensive income	-	-	-	-	11,266	-	11,266

Balance as of December 31, 2013	188,890,921	189	(139)	568,675	20,380	147,788	736,893
Issuance of ordinary shares in connection with share-based compensation arrangements	2,691,753	2	-	-	-	-	2
Share-based compensation	-	-	-	90,392	-	-	90,392
Issuance of ordinary shares in connection with exercise of options	1,833,657	2	-	15,064	-	-	15,066
Acquisition of additional equity interests in subsidiaries	-	-	-	(4,371)	-	-	(4,371)
Net income	-	-	-	-	-	222,768	222,768
Other comprehensive loss	-	-	-	-	(32,152)	-	(32,152)

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY - continued

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

							Total
							Qihoo 360
					Accumulated		Technology
				Additional	other		Co. Ltd.
	Ordinary shares			paid-in	comprehensive	Retained	shareholders'
	Shares	Amount	Treasury Stock	capital	income (loss)	earnings	equity

Balance as of December 31, 2014	193,416,331	$193	$(139)	$669,760	$(11,772)	$370,556	$1,028,598
Net income	-	-	-	-	-	306,968	306,968
Foreign currency translation adjustments	-	-	-	-	(54,032)	-	(54,032)
Net change in unrealized losses on available-for-sale investment securities	-	-	-	-	8,877	-	8,877
Share cancellation	(3)	-	-	-	-	-	-
Share repurchase & reissuance	-	-	(97,484)	(102,516)	-	-	(200,000)
Share-based compensation	-	-	-	113,113	-	-	113,113
Issuance of ordinary shares in connection with share-based compensation arrangements	248,543	1	-	-	-	-	1
Issuance of ordinary shares in connection with exercise of options	495,535	1	-	19,111	-	-	19,112
Issuance of ordinary shares in connection with business acquisition	-	-	-
Change of subsidiaries’ non-controlling interests in connection with capital injection	-	-	-	(34,310)	-	-	(34,310)
Disposal of non-controlling interest in subsidiaries	-	-	-	3,553	-	-	3,553
Balance as of December 31, 2015	194,160,406	$195	$(97,623)	$668,711	$(56,927)	$677,524	$1,191,880

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOW

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2013	2014	2015

Cash flows from operating activities
Net income	$99,652	$222,768	$306,968
Adjustments to reconcile net income to net cash provided by operating activities
Share-based compensation	121,087	89,686	88,225
Gain from investments in subsidiaries and VIEs	(219,247)	(321,089)	(418,635)
Depreciation and amortization	1,476	1,243	1,117
(Gain) loss in connection with short-term investments	(327)	(10,230)	7,012
Gain in connection with long-term investments	(413)	-	(363)
Prepaid expenses and other current assets	463	(3,788)	4,690
Deferred taxes	(53)	174	412
Other noncurrent assets	743	3,373	5,277
Accrued expenses and other current liabilities	5,488	5,694	(6,249)
Deferred revenue	215	(662)	(1,539)
Amount due from/to subsidiaries and VIEs	(128,738)	(280,582)	(613,525)

Net cash used in operating activities	(119,654)	(293,413)	(626,610)

Cash flows from investing activities
Restricted cash	-	300	-
Purchase of intangible assets	(1,500)	-	(20)
Purchase of short-term investments	(510)	(30,025)	(28)
Proceeds from sale of short-term investments	762	35,335	22,703
Capital contribution for long-term investments	(15,760)	(39,928)	(82)
Dividends received from investments	413	-	451
Investment in subsidiaries	-	(53,771)	97

Net cash (used in) provided by investing activities	$(16,595)	$(88,089)	$23,121

QIHOO 360 TECHNOLOGY CO. LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOW - continued

(U.S. dollars in thousands, except for shares and per share data)

	For the years ended December 31,
	2013	2014	2015

Cash flows from financing activities
Proceeds from issuance of Convertible Senior Notes (net of issuance costs of $12,150, $18,630 and $nil in 2013, 2014 and 2015, respectively)	587,850	1,016,370	-
Deferred payment for acquisition of business	-	-	(2,202)
Proceeds from exercise of share options	23,678	15,947	17,896
Payment for share repurchase	-	(104,201)	(268,810)

Net cash provided by(used in) financing activities	611,528	928,116	(253,116)

Net increase (decrease) in cash and cash equivalents	475,279	546,614	(856,605)
Cash and cash equivalents at beginning of year	220,236	695,515	1,242,129

Cash and cash equivalents at end of year	$695,515	$1,242,129	$385,524

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

